As filed with the Securities and Exchange Commission on February 13, 2023
Registration No. 333-269095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROTH CH ACQUISITION IV CO.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	83-3583873 (I.R.S. Employer Identification Number)
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660
(949) 720-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gordon Roth
Chief Financial Officer
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660
(949) 720-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to
Steven D. Pidgeon, Esq. DLA Piper LLP (US) 2525 East Camelback Road Phoenix, Arizona 85016-4232 (480) 606-5100	Colin Diamond White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Laura Katherine Mann White & Case LLP 609 Main Street Houston, Texas 77002 (713) 496-9700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS
DATED FEBRUARY 13, 2023 SUBJECT TO COMPLETION
PROXY STATEMENT FOR
SPECIAL MEETING IN LIEU OF AN ANNUAL MEETING
OF
ROTH CH ACQUISITION IV CO.
AND
PROSPECTUS
FOR
UP TO 60,000,000 SHARES OF COMMON STOCK OF ROTH CH
ACQUISITION IV CO.
Dear Stockholder:
On December 5, 2022, Roth CH Acquisition IV Co. (“ROCG”) and Roth IV Merger Sub Inc., a wholly owned subsidiary of ROCG (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) with Tigo Energy, Inc. (“Tigo”). If the transactions contemplated by the Merger Agreement are completed, Merger Sub will merge with and into Tigo (the “Merger”), with Tigo surviving the merger as a wholly owned subsidiary of ROCG (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, ROCG will be renamed “Tigo Energy, Inc.” and is referred to herein as the “Combined Company” as of the time following such change of name.
As part of the Business Combination, Tigo equityholders (including holders of warrants and options) will receive aggregate merger consideration of 60,000,000 shares of the Combined Company common stock (the “merger consideration”). The merger consideration will represent approximately 86.1% of the issued and outstanding shares of the Combined Company common stock immediately following completion of the Business Combination on a fully diluted basis, assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, and assuming no ROCG public stockholder exercises its redemption rights in connection with completion of the Business Combination. Assuming a value of $10.00 per share of ROCG common stock, which is the price at which ROCG completed its initial public offering in August 2021, the aggregate merger consideration implies an aggregate equity value for Tigo of approximately $600.0 million. The merger consideration is subject to a dollar-for-dollar upward or downward adjustment in the event Tigo raises or obtains a commitment to raise capital (excluding capital raised through convertible notes or similar debt instruments convertible into or exercisable for capital stock or other equity securities of the Company to the extent such notes or similar debt instruments have not so converted) prior to the closing of the Merger. See the section entitled “The Merger Agreement  — Covenants and Agreements  — Private Placements” on page 235 of the attached proxy statement/prospectus for further information on the potential adjustment to the merger consideration.
Under the terms of the Merger Agreement, immediately prior to the effective time of the Business Combination, Tigo will (i) cause each share of Tigo preferred stock issued and outstanding to be automatically converted into a number of shares of Tigo common stock in accordance with Tigo’s charter (the “preferred stock conversion”) and (ii) use reasonable best efforts to cause the “cashless” exercise of Tigo warrants for Tigo common stock (the “warrant exercise”). As of February 10, 2023, the holders of approximately 88.5% of Tigo warrants have delivered consent to “cashless” exercise their warrants for Tigo shares. At the effective time of the Business Combination, each share of Tigo common stock issued and outstanding immediately prior to the Closing (including shares of Tigo common stock issued in the preferred stock conversion and warrant exercise prior to the Closing but excluding shares owned by Tigo or any direct or indirect wholly owned subsidiary of Tigo as treasury stock, shares owned by ROCG, and shares of Tigo common stock issued and outstanding immediately prior to the effective time of the Business Combination held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such shares (the “dissenting shares”)) will be cancelled and converted into the right to receive a pro rata portion of the merger consideration based on the number of shares of Tigo capital stock outstanding before completion of the Business Combination on a fully diluted basis, as further described in the attached proxy statement/prospectus. See the section entitled “The Business Combination” on page 199 of the attached proxy statement/prospectus for further information on the per share consideration being paid to the equityholders of Tigo in the Business Combination.
It is anticipated that, immediately following the consummation of the Business Combination, ROCG’s public stockholders will hold approximately 11.6% of the issued and outstanding shares of the Combined Company, the Sponsors will hold approximately 2.3% of the issued and outstanding shares of the Combined Company and the Tigo stockholders will hold approximately 86.1% of the issued and outstanding shares of the Combined Company. These percentages are expressed on a fully diluted basis, assume that L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing and assume that no public stockholders exercise their redemption rights in connection with the Business Combination and are subject to other important assumptions, which are set forth in more detail on pages x - xii. See “Questions and Answers About the Business Combination — What equity stake will current ROCG Public Stockholders, the ROCG Sponsors, and the Tigo Stockholders hold in the Combined Company on a fully diluted basis following the Closing?” for more information.
ROCG’s units, common stock and warrants are publicly traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “ROCGU,” “ROCG” and “ROCGW,” respectively. Following the Closing, ROCG intends to change its name to Tigo Energy, Inc. ROCG intends to apply to list the Combined Company common stock and warrants on Nasdaq under the symbols “TYGO” and “TYGOW,” respectively, upon the Closing. The Combined Company will not have units traded following the Closing. It is a condition to the consummation of the Merger that the shares of ROCG common stock to be issued in the Merger be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Merger will not be consummated unless the listing condition is waived by the parties to the Merger Agreement.
ROCG and Tigo cannot complete the Business Combination unless (i) ROCG’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of ROCG common stock to be issued as the merger consideration pursuant to the Business Combination and (ii) Tigo’s stockholders consent to adoption and approval of the Merger.
ROCG will hold a special meeting of stockholders in lieu of the 2023 annual meeting of its stockholders (the “Special Meeting”) to consider matters relating to the proposed Business Combination. The Special Meeting will be held at                 a.m. Eastern Time, on                 , 2023, in virtual format. The Special Meeting can be accessed by visiting                 , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen to the Special Meeting by dialing                 (toll-free within the U.S. and Canada) or           (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is                 , but please note that you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person (including presence at a virtual meeting) at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank, or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank, or other nominee.
The ROCG board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that ROCG stockholders vote “FOR” the approval of the Merger Agreement, “FOR” the issuance of common stock to be issued pursuant to the Business Combination and “FOR” the other matters to be considered at the Special Meeting.
The Tigo board of directors has approved the Merger Agreement and the transactions contemplated thereby and recommends that Tigo stockholders consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby.
This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about ROCG and Tigo and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, when you consider the recommendation regarding these proposals by the board of directors of ROCG, you should keep in mind that ROCG’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a stockholder. For instance, the Sponsors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating ROCG. In particular, you should read the “Risk Factors” section beginning on page 34 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.
If you have any questions regarding the accompanying proxy statement/prospectus, you may contact our proxy solicitor, Advantage Proxy:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
Sincerely,
Byron Roth
Co-Chief Executive Officer and Chairman of the Board of Directors
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination, the issuance of shares of ROCG common stock in connection with the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated                 , 2023, and is first being mailed to stockholders of ROCG on or about                 , 2023.

ROTH CH ACQUISITION IV CO.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660
(949) 720-5700
NOTICE OF
SPECIAL MEETING IN LIEU OF THE 2023 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON           , 2023
TO THE STOCKHOLDERS OF ROCG:
NOTICE IS HEREBY GIVEN that a special meeting in lieu of the 2023 annual meeting of stockholders of Roth CH Acquisition IV Co., a Delaware corporation (“ROCG”), will be held at           a.m. Eastern Time, on           , 2023 in virtual format (the “Special Meeting”). The Special Meeting can be accessed by visiting           , where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen to the Special Meeting by dialing           (toll-free within the U.S. and Canada) or           (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access is           , but please note that you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(1)
The Business Combination Proposal — To consider and vote upon a proposal to approve the Merger Agreement, dated as of December 5, 2022 (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among ROCG, Roth IV Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of ROCG (“Merger Sub”), and Tigo Energy, Inc., a Delaware corporation (“Tigo”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Tigo, with Tigo surviving the merger as a wholly owned subsidiary of ROCG (the “Business Combination,” and such proposal, the “Business Combination Proposal”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

(2)
The Charter Proposal — To consider and vote upon a proposal to adopt the Second Amended and Restated Certificate of Incorporation (the “Proposed Charter”) in the form attached hereto as Annex B, including changing ROCG’s name from “Roth CH Acquisition IV Co.” to “Tigo Energy, Inc.” (the “Charter Proposal”);

(3)
The Governance Proposal — To consider and act upon, on a non-binding advisory basis, six separate proposals with respect to certain governance provisions in the Proposed Charter in accordance with the requirements of the Securities and Exchange Commission (the “Governance Proposal”);

(4)
The Director Election Proposal — To consider and vote upon a proposal to elect six directors to serve on the Board of Directors of the Combined Company (the “Board”) until the 2024 annual meeting of stockholders and their respective successors are duly elected and qualified (the “Director Election Proposal”);

(5)
The Nasdaq Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC (the “Nasdaq”), the issuance of shares of ROCG common stock to Tigo stockholders pursuant to the Merger Agreement (the “Nasdaq Proposal”);

(6)
The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the Tigo Energy, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan Proposal” and, together with the Business Combination Proposal, the Charter Proposal, the Director Election Proposal and the Nasdaq Proposal, the “condition precedent proposals”); and

(7)
The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the condition precedent proposals (the “Adjournment Proposal” and, together with the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Nasdaq Proposal, the Director Election Proposal, and the Equity Incentive Plan Proposal, each, a “Proposal” and collectively, the “Proposals”).
These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ROCG common stock at the close of business on                 , 2023 (the “ROCG Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.
Pursuant to ROCG’s Existing Charter (as defined herein), ROCG will provide holders of its common stock with the opportunity to redeem, upon the Closing, their Public Shares (as defined herein) for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account (as defined herein), which holds the proceeds of ROCG’s initial public offering, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to ROCG to pay its taxes). For illustrative purposes, based on funds in the Trust Account of approximately $24.4 million on January 31, 2023, the estimated per share redemption price would have been approximately $10.15, excluding additional interest earned on the funds held in the Trust Account and not previously released to ROCG to pay taxes. Public stockholders (as defined herein) may elect to redeem their shares regardless of whether they vote for, against or abstain on the Business Combination Proposal. A holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act (as defined herein)), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of ROCG. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of ROCG. ROCG’s Sponsors have entered into an agreement with ROCG pursuant to which they agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of common stock they may hold. Currently, the Sponsors own 58.4% of ROCG common stock, consisting of the Founder Shares (as defined herein) and the Private Placement Units (as defined herein). Founder Shares and the Private Placement Units will be excluded from the pro rata calculation used to determine the per-share redemption price.
The Sponsors have also agreed to vote all shares of ROCG common stock owned by them in favor of the Business Combination Proposal presented at the Special Meeting.
After careful consideration, ROCG’s board of directors (the “ROCG Board”) has determined that the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal are fair to and in the best interests of ROCG and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposal, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, and “FOR” the Adjournment Proposal, if presented.
The existence of financial and personal interests of ROCG’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination — Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.
The approval of each of the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal, if presented, requires the affirmative vote of a majority of the of shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy. The approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of ROCG common stock.

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal, and the Nasdaq Proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Governance Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. The proxy statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the Proposals to be considered at the Special Meeting. Please review the proxy statement/prospectus carefully.
All ROCG stockholders are cordially invited to attend the Special Meeting in virtual format. A list of stockholders entitled to vote at the Special Meeting will be available for inspection for the 10 days prior to the meeting during regular business hours at 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, and during the meeting will be available through the special meeting website. ROCG stockholders may attend, vote and examine the list of ROCG stockholders entitled to vote at the Special Meeting by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker, bank, or other nominee on how to vote your shares.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your shares, please call our proxy solicitor, Advantage Proxy:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors

Byron Roth
Co-Chief Executive Officer and Chairman of the Board of Directors
           , 2023
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on           , 2023: ROCG’s proxy statement/prospectus is available at https://
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE ROCG REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ROCG’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED DATE OF THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST

COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANKS OR BROKERS TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “ROCG’S SPECIAL MEETING OF STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by ROCG (File No. 333-269095) (the “Registration Statement”), constitutes a prospectus of ROCG under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of ROCG stockholders at which ROCG stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.
ROCG files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read ROCG’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus, without charge, or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:
Byron Roth
Co-Chief Executive Officer and Chairman of the Board of Directors
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660
(949) 720-5700
You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor, Advantage Proxy at:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
If you are a stockholder of ROCG and would like to request documents, please do so by [           ], 2023 to receive them before the ROCG special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains information concerning the market and industry in which Tigo conducts its business. Tigo operates in an industry in which it is difficult to obtain precise industry and market information. Tigo has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. Tigo cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While Tigo is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

BASIS OF PRESENTATION AND GLOSSARY
As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:
“Closing” are to the closing of the Business Combination;
“Closing Date” are to the date on which the Closing actually occurs;
“Code” are to the U.S. Internal Revenue Code of 1986, as amended;
“common stock” or “ROCG common stock” are to the ROCG common stock prior to the Business Combination, and to shares of the Combined Company’s common stock after the Business Combination;
“Combined Company” are to ROCG following the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement;
“Completion Window” are to the period beginning on the closing date of the ROCG IPO (as defined below) and ending July 10, 2023, during which ROCG seeks to complete an initial business combination pursuant to the terms of its Existing Charter (as defined below).
“DGCL” are to the Delaware General Corporation Law, as may be amended from time to time;
“Effective Time” are to the effective time of the Business Combination;
“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
“Exchange Ratio” are to the quotient of (x) the aggregate merger consideration of 60 million shares of ROCG common stock, divided by (y) the number of shares of Tigo common stock and Tigo preferred stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted basis to Tigo’s common stock, and including, without duplication, (i) the number of shares of Tigo’s common stock issued or issuable in the preferred stock conversion, including through dividends, and (ii) the aggregate number of shares issuable upon the exercise of all Tigo options, whether vested or unvested, and warrants outstanding immediately prior to the Effective Time in accordance with their respective terms and on a cashless exercise basis;
“Existing Charter” are to the Amended and Restated Certificate of Incorporation of Roth CH Acquisition IV Co., dated August 5, 2021, as amended by that Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Roth CH Acquisition IV Co., dated December 20, 2022;
“Founder Shares” are to the 2,875,000 shares of ROCG common stock held by our Sponsors;
“GAAP” are to generally accepted accounting principles in the United States, as applied on a consistent basis;
“Investment Company Act” are to the Investment Company Act of 1940, as amended;
“Investment Management Trust Agreement” are to that certain investment management trust agreement, dated August 5, 2021, by and between ROCG and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as trustee;
“Merger Sub” are to Roth IV Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of ROCG;
“Private Placement Units” are to the 461,500 units that were purchased by certain of our Sponsors in a private placement which occurred simultaneously with the completion of the IPO; the terms of the underlying warrants are identical to those of the public warrants under the Warrant Agreement;
“Public Shares” are to shares of ROCG common stock sold in the ROCG IPO (whether they were purchased in the ROCG IPO or thereafter in the open market);
“public stockholders” are to the holders of ROCG’s Public Shares, excluding, for avoidance of doubt, the Sponsors and ROCG’s management team to the extent the Sponsors and/or members of the ROCG management team purchase Public Shares;

v

“ROCG” are to Roth CH Acquisition IV Co., a Delaware corporation;
“ROCG IPO” or our “IPO” are to the initial public offering by ROCG, which closed on August 10, 2021;
“SEC” are to the U.S. Securities and Exchange Commission;
“Securities Act” are to the Securities Act of 1933, as amended;
“Sponsors” are to, collectively, CR Financial Holdings, Inc., a California corporation, Roth Capital Partners, LLC, a Delaware limited liability company, CHLM Sponsor LLC, a Delaware limited liability company, Hampstead Park Capital Management, LLC, a Delaware limited liability company, Byron Roth, Aaron M. Gurewitz, as Trustee of the AMG Trust established January 23, 2007, Gordon Roth, Theodore Roth, Matt Day, Andrew Costa, Nazan Akdeniz, Lou Ellis, John Lipman, Molly Montgomery, Adam Rothstein, and Sam Chawla;
“Tigo” are to Tigo Energy, Inc.;
“Tigo stockholders” are to the stockholders of Tigo prior to the Closing; and
“Trust Account” are to the trust account established by ROCG for the benefit of its stockholders with Continental Stock Transfer & Trust Company.
Unless specified otherwise, amounts in this proxy statement/prospectus are presented in U.S. dollars.
Defined terms in the financial statements contained in this proxy statement/prospectus have the meanings ascribed to them in the financial statements.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
ROCG, Tigo and Tigo’s subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, M and SM symbols, but their respective owners will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995 (the “PSLRA”), including, among other things, statement regarding the plans, strategies and prospects, both business and financial, of ROCG and Tigo. These statements are based on the beliefs and assumptions of the management of ROCG and Tigo. Although ROCG and Tigo believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither ROCG nor Tigo can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “intend” “may,” “might,” “plan,” “possible,” “potential,” “project,” “scheduled,” “seek,” “should,” “will” or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about the ability of ROCG and Tigo prior to the Business Combination, and the Combined Company following the Business Combination, to:
•
effectively develop and sell our product offerings and services;

•
compete in the highly-competitive and evolving solar industry;

•
meet the Closing conditions to the Business Combination, including approval by stockholders of ROCG and Tigo on the expected terms and schedule;

•
realize the benefits expected from the proposed Business Combination;

•
manage risks associated with seasonal trends and the cyclical nature of the solar industry;

•
maintain key strategic relationships with partners and distributors;

•
enhance future operating and financial results;

•
manage risks associated with the Combined Company’s dependence on a small number of outside contract manufacturers;

•
continue working with leading solar manufacturers;

•
continue to develop new products and innovations to meet constantly evolving customer demands;

•
comply with laws and regulations applicable to the business;

•
stay abreast of modified or new laws and regulations applicable to the business;

•
acquire or make investments in other businesses, patents, technologies, products or services to grow the business, and realize the anticipated benefits therefrom;

•
attract, train, and retain effective officers, key employees or directors;

•
respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets into which we expand or otherwise operate in;

•
successfully defend litigation or administrative proceedings; upgrade and maintain information technology systems;

•
acquire and protect intellectual property;

•
maintain the listing on, or the delisting of ROCG’s or the Combined Company’s securities from, Nasdaq or an inability to have our securities listed on the Nasdaq or another national securities exchange following the Business Combination;

•
meet future liquidity requirements, which may require additional financing;

•
effectively respond to general economic and business conditions; and

•
successfully deploy the proceeds from the Business Combination.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus, could affect the future results of ROCG and Tigo prior to the Business Combination, and the Combined Company following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/prospectus:
•
any delay in Closing;

•
risks related to disruption of management’s time from ongoing business operations due to the proposed transactions;

•
litigation, complaints, product liability claims and/or adverse publicity;

•
the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends, and employee availability; and

•
any defects in new products or enhancements to existing products.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition, or results of operations of ROCG and Tigo prior to the Business Combination, and the Combined Company following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can ROCG or Tigo assess the impact of all such risk factors on the business of ROCG and Tigo prior to the Business Combination, and the Combined Company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to ROCG or Tigo or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. ROCG and Tigo prior to the Business Combination, and the Combined Company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements of belief and similar statements reflect the beliefs and opinions of ROCG or Tigo, as applicable, on the relevant subject. These statements are based upon information available to ROCG or Tigo, as applicable, as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that ROCG or Tigo, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.
The PSLRA provides a safe harbor for forward-looking statements made with respect to certain securities offerings, but excludes such protection for statements made in connection with certain securities offerings, such as tender offers and initial public offerings. The term “initial public offering” is not defined in the PSLRA. Given the particular characteristics of mergers and business combinations completed by special purpose acquisition companies, there has been some question regarding whether such mergers and business combinations are “initial public offerings,” and therefore not subject to the protection of the PSLRA. There is currently no relevant case law on this matter, and accordingly, there can be no assurances that the safe harbor is applicable to forward-looking statements made by ROCG and Tigo in connection with the Business Combination, and the protections of the safe harbor provided by the PSLRA to ROCG and Tigo may not be available.

QUESTIONS AND ANSWERS
The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Business Combination, the Special Meeting, and the proposals to be presented at the Special Meeting. The following questions and answers do not include all the information that is important to ROCG stockholders. You are urged to read this entire proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the Special Meeting.
QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
Q:
WHAT IS THE BUSINESS COMBINATION?

A:
ROCG, Merger Sub, and Tigo have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Tigo, with Tigo surviving the Business Combination as a wholly owned subsidiary of ROCG. In connection with the Closing, Tigo will be renamed Tigo Energy MergeCo, Inc. and ROCG will be renamed Tigo Energy, Inc. and is referred to herein as the “Combined Company” as of the time following such change of name.

ROCG will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Merger Agreement, and you are receiving this proxy statement/prospectus in connection with such meeting. See “The Merger Agreement” beginning on page 227. In addition, a copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein, in their entirety.
Q:
WHY AM I RECEIVING THIS DOCUMENT?

A:
ROCG is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of ROCG common stock with respect to the matters to be considered at the Special Meeting. The Business Combination cannot be completed unless ROCG’s stockholders approve the Business Combination Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, and the Nasdaq Proposal set forth in this proxy statement/prospectus for their approval. ROCG is holding a Special Meeting to obtain such approvals. In addition, ROCG must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed in connection with its initial business combination. Holders who wish to exercise their redemption rights must, prior to      a.m., Eastern Time, on            , 2023 (two business days prior to the scheduled date of the Special Meeting): (i) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that ROCG redeem their Public Shares for cash and (ii) deliver their Public Shares to the Transfer Agent physically or electronically using DTC’s Deposit and Withdrawal at Custodian (DWAC) system. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of ROCG and a prospectus of ROCG. It is a proxy statement because the ROCG Board is soliciting proxies using this proxy statement/prospectus from its stockholders. It is a prospectus because ROCG, in connection with the Business Combination, is offering shares of ROCG common stock in exchange for the outstanding shares of Tigo common stock, pursuant to the Merger Agreement. See “The Merger Agreement — Merger Consideration.”
Q:
WHAT WILL TIGO STOCKHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:
Subject to the terms of the Merger Agreement, and subject to the satisfaction or waiver of certain closing conditions set forth therein, at the Closing, Tigo equityholders (including holders of warrants and options) will receive aggregate merger consideration of 60,000,000 newly issued shares of ROCG common stock (the “merger consideration”). Assuming a value of $10.00 per share of ROCG common stock, which is the price at which ROCG completed its initial public offering in August of 2021, the aggregate merger consideration implies an aggregate equity value for Tigo of approximately $600.0 million.

x

Under the terms of the Merger Agreement, immediately prior to the Effective Time, (x) Tigo will cause each share of Tigo preferred stock issued and outstanding to be automatically converted into a number of shares of Tigo common stock in accordance with Tigo’s charter (the “preferred stock conversion”) and (y) use reasonable best efforts to cause the “cashless” exercise of Tigo warrants for Tigo common stock (the “warrant exercise”). As of February 10, 2023, the holders of approximately 88.5% of Tigo warrants have delivered consent to “cashless” exercise their warrants for Tigo shares.
At the Effective Time:
•
Common Stock:   Each share of Tigo common stock issued and outstanding immediately prior to the Closing (including shares of Tigo common stock issued in the preferred stock conversion and warrant exercise prior to the Closing, but excluding shares owned by Tigo or any direct or indirect wholly owned subsidiary of Tigo as treasury stock, shares owned by ROCG, and shares of Tigo common stock issued and outstanding immediately prior to the effective time of the Business Combination held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such shares (the “dissenting shares”)) will be cancelled and converted into the right to receive a number of shares of ROCG common stock equal to the Exchange Ratio;

•
Options:   Each outstanding Tigo stock option, whether vested or unvested, will be converted into an option to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo stock option immediately prior to the Closing and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of Tigo common stock underlying such Tigo stock option immediately prior to the Closing divided by (B) the Exchange Ratio; and

•
Warrants:   Each outstanding warrant to purchase Tigo stock, whether or not exercisable, will be converted into a warrant to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo warrant immediately prior to the Closing and (y) the Exchange Ratio.

The “Exchange Ratio” is the quotient of (x) the aggregate merger consideration of 60,000,000 shares of ROCG common stock, divided by (y) the number of shares of Tigo common stock and Tigo preferred stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted basis to Tigo’s common stock, and including, without duplication, (i) the number of shares of Tigo’s common stock issued or issuable in the preferred stock conversion, including through dividends, and (ii) the aggregate number of shares issuable upon the exercise of all Tigo options, whether vested or unvested, and warrants outstanding immediately prior to the Effective Time in accordance with their respective terms and on a cashless exercise basis. Based on the number of shares of Tigo capital stock outstanding and issuable upon the net exercise of all outstanding Tigo warrants and stock options the estimated Exchange Ratio is approximately 0.2373, assuming that L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, and 0.2356 if L1 Energy does exercise such right prior to the Closing.
The total percentage of shares of ROCG common stock expected to be held by holders of Tigo capital stock on a fully diluted basis upon the Closing is approximately 86.1%, assuming that L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, and assuming no ROCG public stockholder exercises redemption rights in connection with completion of the Business Combination.
Q:
WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for            , 2023; however, such meeting could be adjourned, as described herein. Neither ROCG nor Tigo can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. Prior to the Closing, ROCG must obtain the approval of its stockholders for certain of the proposals set forth in this proxy statement/prospectus for their approval, Tigo must obtain the approval of its stockholders for the Business Combination, and ROCG and Tigo must obtain certain necessary regulatory approvals and satisfy other Closing conditions. See “The Merger Agreement — Conditions to the Business Combination” beginning on page 240.
Q:
HOW WILL ROCG BE MANAGED AND GOVERNED FOLLOWING THE BUSINESS COMBINATION?

A:
ROCG is currently managed by the following management-level employees: Byron Roth, our Chairman and Co-Chief Executive Officer; John Lipman, our Co-Chief Executive Officer and Director; Gordon Roth, our Chief Financial Officer; Rick Hartfiel and Aaron Gurewitz, our Co-Presidents; and Andrew Costa and Matthew Day, our Co-Chief Operating Officers. Following the Closing, Tigo’s executive officers are expected to be the current management team of Tigo. See “Management of the Combined Company Following the Business Combination” for more information.

ROCG is, and after the Closing will continue to be, managed by its board of directors. Following the Closing, the Board will consist of the following six members: Zvi Alon, Michael Splinter, Stanley Stern, John Wilson, Tomer Babai, and Joan C. Conley. In addition, following the Closing, we expect that a majority of the directors will be “independent” under applicable Nasdaq listing rules. See the section entitled “Management of the Combined Company Following the Business Combination” for more information.

Q:
WHAT EQUITY STAKE WILL CURRENT ROCG PUBLIC STOCKHOLDERS, THE ROCG SPONSORS, AND THE TIGO STOCKHOLDERS HOLD IN THE COMBINED COMPANY ON A FULLY DILUTED BASIS FOLLOWING THE CLOSING?

A:
As of February 10, 2023 there were 5,714,749 shares of ROCG common stock issued and outstanding. ROCG’s public stockholders currently own approximately 2,378,249 shares of ROCG common stock, equal to approximately 41.6% of issued and outstanding ROCG common stock, and ROCG’s Sponsors currently own approximately 2,875,000 Founder Shares and 461,500 shares of ROCG common stock that make part of the Private Placement Units, equal to approximately 58.4% of issued and outstanding ROCG common stock.

It is anticipated that, immediately following completion of the Business Combination and if there are no further redemptions by ROCG’s public stockholders, and assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, ROCG’s existing stockholders, including the Sponsors, will own on a fully diluted basis approximately 13.9% of the outstanding shares of the Combined Company and the existing Tigo stockholders will own approximately 86.1% of the outstanding shares of the Combined Company. If there are redemptions by ROCG’s public stockholders up to the maximum level presented for the Business Combination in the accompanying proxy statement/prospectus, immediately following completion of the Business Combination, ROCG’s existing stockholders, including the Sponsors, will own on a fully diluted basis approximately 10.9% of the outstanding shares of the Combined Company and the existing Tigo stockholders will own approximately 89.1% of the outstanding shares of the Combined Company, assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing.
These percentages do not include shares issuable in connection with any prospective compensation plan, of the Combined Company and are calculated based on a number of assumptions as described in the accompanying proxy statement/prospectus. For a discussion of these assumptions, see The Merger Agreement — Merger Consideration; Treatment of Tigo Equity Awards.”
If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership in the Combined Company will be different. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Assuming L1 Energy Does Not Convert Convertible Note Prior to Closing
The following table illustrates varying ownership levels of the issued and outstanding common stock of the Combined Company on a fully diluted basis (assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note, prior to the Closing), assuming varying levels of redemptions by ROCG’s public stockholders. The assumption that L1 Energy does not exercise its right to convert the Convertible Note prior to Closing is based on Tigo’s management’s assumptions as of the date of this proxy statement/prospectus regarding L1 Energy’s investment in Tigo. However, whether L1 Energy exercises its right to convert the Convertible Note prior to Closing is beyond our control. If L1 Energy exercises its right to convert the Convertible Note prior to Closing, varying ownership levels of the issued and outstanding common stock of the Combined Company will change. Please see the table below entitled “Assuming L1 Energy Converts Convertible Note Prior to Closing” showing the impact of L1 Energy’s exercise of its right to convert the Convertible Note prior to Closing.
	No Further Redemption(1)		50% Redemption(1)(2)		Maximum Redemption(1)(3)
ROCG public stockholders(4)	8,128,249	11.6%	6,939,124	10.1%	5,750,000	8.5%
Sponsors(5)	1,586,250	2.3%	1,586,250	2.3%	1,586,250	2.4%
Tigo Stockholders(6)	60,000,000	86.1%	60,000,000	87.6%	60,000,000	89.1%
Pro Forma Combined Company Common Stock	69,714,499	100.00%	68,525,374	100.00%	67,336,250	100.00%

(1)
Please see the table below entitled “Dilution Sources” showing the impact of the exercise of ROCG Warrants above.

(2)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(3)
Assumes that 100% of ROCG’s outstanding Public Shares is redeemed in connection with the Business Combination, which is the maximum permitted taking into account the minimum tangible net assets.

(4)
Includes 5,750,000 shares of ROCG common stock issuable upon exercise of ROCG Public Warrants.

(5)	Includes 18,750 shares of ROCG common stock issuable upon exercise of ROCG Private Warrants and 300,000 shares issuable under the BCMA Termination Agreement.

(6)
Includes (i) 47,250,584 shares of ROCG common stock resulting from conversion of Tigo convertible preferred stock, (ii) 5,562,094 shares of ROCG common stock issued in exchange for shares of Tigo common stock, (iii) 4,335,083 shares of ROCG common stock issuable upon cashless exercise of Tigo options, (iv) 1,721,063 shares of ROCG common stock issuable upon cashless exercise of Tigo warrants and (v) 1,131,176 shares of ROCG common stock issuable as accrued dividends, in each case at an estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

Assuming L1 Energy Converts Convertible Note Prior to Closing
The following table illustrates varying ownership levels of the issued and outstanding common stock of the Combined Company on a fully diluted basis (assuming L1 Energy exercises its right to convert the Convertible Note in full, as further described in the section titled ‘‘Other Agreements — Convertible Note, prior to the Closing), assuming varying levels of redemptions by ROCG’s public stockholders.
	No Further Redemption(1)		50% Redemption(1)(2)		Maximum Redemption(1)(3)
ROCG public stockholders(4)	8,128,249	10.9%	6,939,124	9.4%	5,750,000	7.9%
Sponsors(5)	1,586,250	2.1%	1,586,250	2.2%	1,586,250	2.2%
Tigo Stockholders(6)	59,583,334	79.7%	59,583,334	81.0%	59,583,334	82.4%
L1 Energy(7)	5,416,666	7.3%	5,416,666	7.4%	5,416,666	7.5%
Pro Forma Combined Company Common Stock	74,714,499	100.00%	73,525,374	100.00%	72,336,250	100.00%

(1)
Please see the table below entitled “Dilution Sources” showing the impact of the exercise of ROCG Warrants above.

(2)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(3)
Assumes that 100% of ROCG’s outstanding Public Shares is redeemed in connection with the Business Combination, which is the maximum permitted taking into account the minimum tangible net assets.

(4)
Includes 5,750,000 shares of ROCG common stock issuable upon exercise of ROCG Public Warrants.

(5)
Includes 18,750 shares of ROCG common stock issuable upon exercise of ROCG Private Warrants and 300,000 shares issuable under the BCMA Termination Agreement.

(6)
Includes (i) 46,918,850 shares of ROCG common stock resulting from conversion of Tigo convertible preferred stock, (ii) 5,523,044 shares of ROCG common stock issued in exchange for shares of Tigo common stock, (iii) 4,304,647 shares of ROCG common stock issuable upon cashless exercise of Tigo options, (iv) 1,705,616 shares of ROCG common stock issuable upon cashless exercise of Tigo warrants and (v) 1,131,176 shares of ROCG common stock issuable as accrued dividends, in each case at an estimated Exchange Ratio of 0.2356 pursuant to the Merger Agreement.

(7)
Includes 5,416,666 shares of ROCG common stock issued in exchange for shares of Tigo common stock at an estimated Exchange Ratio of 0.2356 pursuant to the Merger Agreement.

The ownership percentages set forth above and in the tables below include the shares issuable to the parties listed, but do not take into account (i) any shares reserved for issuance under the Equity Incentive Plan or (ii) any backstop commitments or capital raising transactions. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding the various redemption scenarios and the assumptions used in each.
Share ownership and the related voting power presented under each redemptions scenario in the table above are only presented for illustrative purposes. ROCG cannot predict how many ROCG public stockholders will exercise their right to have their shares redeemed for cash. As a result, the redemption amount and the number of public shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of current ROCG stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.
In addition, the following table illustrates varying ownership levels of holders of ROCG Warrants in Combined Company common stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders, on a fully diluted basis, showing full exercise of ROCG Warrants. The assumptions discussed above continue to apply other than that exercise of ROCG Warrants. The table below does not adjust present adjustment for all of the holders described above, on a percentage basis, but only presents the percentages for holders of ROCG Warrants assuming they exercised their warrants immediately after the Closing (although the terms of the ROCG Warrants only allow exercise beginning 30 days after the Closing and only at an exercise price of $11.50 per share). The ROCG Warrants are not subject to redemption, and accordingly will remain outstanding under any referenced redemption scenario, although given the exercise price of $11.50 per share they are unlikely to be exercised unless the Combined Company common stock trades above such exercise price:
Additional Dilution Sources(1)	Assuming No Further Redemption	% of Total	Assuming 50% Redemption(2)	% of Total	Assuming Maximum Redemption(3)	% of Total
Shares underlying ROCG Warrants(4)	5,768,750	7.7%	5,768,750	7.8%	5,768,750	8.0%

(1)
All share numbers and percentages for the “Additional Dilution Sources” are presented without the potential reduction of any amounts paid by the holders of the given “Additional Dilution Sources” and therefore may overstate the presentation of dilution. Calculation does not give effect to the exercise price of $11.50 paid upon exercise of the ROCG Warrants.

(2)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(3)
Assumes that 100% of ROCG outstanding Public Shares are redeemed in connection with the Business Combination.

(4)
Assumes exercise of all ROCG Warrants exercisable to purchase 5,768,750 shares of ROCG common stock.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of our public shares.
The following table shows the dilutive effect and the effect on the per share value of shares of the Combined Company common stock held by non-redeeming holders of ROCG common stock under a range of redemption scenarios and ROCG Warrant exercise scenarios:
	No Further Redemptions		Assuming 50% Redemptions(1)		Maximum Redemptions(2)
	(shares in thousands)
	Shares	Value Per Share(3)	Shares	Value Per Share(4)	Shares	Value Per Share(5)
Base Scenario(6)	74,714	$8.03	73,525	$8.16	72,336	$8.29
Excluding Sponsor Shares(7)	73,128	$8.20	71,939	$8.34	70,750	$8.48
Exercising ROCG Warrants(8)(9)	68,946	$8.70	67,757	$8.86	66,568	$9.01

(1)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(2)
Assumes that approximately 100% of ROCG’s outstanding Public Shares are redeemed in connection with the Business Combination.

(3)
Based on a post-transaction equity value of the Combined Company of $600.0 million.

(4)
Based on a post-transaction equity value of the Combined Company of $600.0 million adjusted for 50% redemptions.

(5)
Based on a post-transaction equity value of the Combined Company of $600.0 million adjusted for maximum redemption.

(6)
Represents the post-Closing share ownership in the Combined Company held by non-redeeming holders of ROCG common stock assuming various levels of redemption by holders of ROCG common stock and includes 5,416,666 shares of ROCG common stock assuming conversion of the Convertible Note prior to Closing.

(7)
Represents the Base Scenario excluding the Founder Shares and shares held by the Sponsors (which are referred to collectively in this table as “Sponsor Shares”).

(8)
Represents the Base Scenario plus the full exercise of the ROCG Warrants for 5,768,750 shares of Combined Company common stock.

(9)
Does not account for proceeds paid to ROCG or the Combined Company, if any, in connection with payment of the exercise prices for ROCG Warrants.

For further details, see “Business Combination — Merger Consideration” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Q:
FOLLOWING THE BUSINESS COMBINATION, WILL ROCG’S SECURITIES CONTINUE TO TRADE ON A STOCK EXCHANGE?

A:
Yes. In connection with the Closing, we intend to apply to continue the listing of our common stock on the Nasdaq and to list the shares of common stock to be issued in connection with the Business Combination. Following the Closing, we intend to change our name from “Roth CH Acquisition IV

Co.” to “Tigo Energy, Inc.” and our common stock and warrants are expected to continue to be listed on the Nasdaq under the symbols “TYGO” and “TYGOW,” respectively.
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING
Q:
WHEN AND WHERE IS THE SPECIAL MEETING?

A:
The Special Meeting will be held at      a.m. Eastern Time, on           , 2023, in virtual format. The Special Meeting can be accessed by visiting           , where ROCG stockholders will be able to listen to the meeting live and vote during the meeting. Additionally, ROCG stockholders have the option to listen to the Special Meeting by dialing         . The passcode for telephone access is         , but please note that ROCG stockholders who choose to participate telephonically cannot vote or ask questions. ROCG stockholders may attend, vote and examine the list of ROCG stockholders entitled to vote at the Special Meeting by visiting and entering the control number included in the proxy card, voting instruction form or notice included in their proxy materials.

ROCG stockholders of record will need their respective control number to join the Special Meeting. ROCG stockholders may obtain their control number from the proxy card, voting instruction form or notice received from       . Any ROCG stockholder who holds their position through a bank or broker and would like to join the Special Meeting must contact       at       to obtain a control number. The Special Meeting will be held in virtual meeting format only. ROCG stockholders will not be able to attend the Special Meeting physically.
Q:
WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:
The ROCG stockholders are being asked to vote on the following:

•
A proposal to adopt the Merger Agreement and the transactions contemplated thereby. See the section entitled “Proposal No. 1 — The Business Combination Proposal.”

•
A proposal to adopt the Proposed Charter in the form attached hereto as Annex B. See the section entitled “Proposal No. 2 — The Charter Proposal.”

•
A proposal with respect to certain governance provisions in the Proposed Charter, which are being separately presented in accordance with SEC requirements and which will be voted upon on a non-binding advisory basis. See the section entitled “Proposal No. 3 — The Governance Proposal.”

•
A proposal to elect six directors to serve on the Board until 2024 annual meeting of stockholders and their respective successors are duly elected and qualified. See the section entitled “Proposal No. 4 — The Director Election Proposal.”

•
A proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of ROCG common stock to the Tigo stockholders pursuant to the Merger Agreement. See the section entitled “Proposal No. 5 — The Nasdaq Proposal.”

•
A proposal to approve and adopt the Tigo Energy, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”). See the section entitled “Proposal No. 6 — The Equity Incentive Plan Proposal.”

•
A proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, or the Equity Incentive Plan Proposal. See the section entitled “Proposal No. 7 — The Adjournment Proposal.”

ROCG will hold the Special Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting.
Stockholders should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Equity Incentive Plan Proposal (collectively, the “condition precedent proposals”), subject to the terms of the Merger Agreement. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If ROCG stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. If the Business Combination Proposal is not approved, the other Proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.
The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q:
WHO IS TIGO?

Tigo Energy, Inc. was founded in 2007. Tigo is a Delaware corporation headquartered in Campbell, California that develops and manufactures smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. Tigo combines its Flex MLPE (Module Level Power Electronics) and solar optimizer technology with intelligent, cloud-based software capabilities for advanced energy monitoring and control. Tigo MLPE products maximize performance, enable real-time energy monitoring, and provide code-required rapid shutdown at the module level. Tigo also develops and manufactures products such as inverters and battery storage systems for the residential solar-plus-storage market.
Q:
WHY IS ROCG PROPOSING THE BUSINESS COMBINATION?

A:
ROCG was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or other similar business combination with one or more businesses or entities.

On August 10, 2021, ROCG completed its initial public offering of common stock at a price of $10.00 per share, raising total gross proceeds of $115.0 million. Simultaneously with the consummation of the ROCG IPO, ROCG completed a private placement of units, each unit consisting of one share of common stock and one-half redeemable warrant, to certain of its Sponsors, raising total gross proceeds of $4.6 million. Since the ROCG IPO, ROCG’s activity has been limited to the evaluation of business combination candidates.
Based on its due diligence investigations of Tigo and the industry in which it operates, including the financial and other information provided by Tigo in the course of their negotiations in connection with the Merger Agreement, the ROCG Board believes that the Business Combination with Tigo is advisable and in the best interests of ROCG and its stockholders. See the section entitled “The Business Combination — Recommendation of the ROCG Board of Directors and Reasons for the Business Combination.”
Q:
DOES THE ROCG BOARD HAVE INTERESTS IN THE BUSINESS COMBINATIION THAT DIFFER FROM OR ARE IN ADDITION TO THE INTERESTS OF ROCG STOCKHOLDERS GENERALLY?

A:
Yes. The Sponsors, which include ROCG’s officers and directors, have interests in the Business Combination that are different from, or in addition to, the interests of ROCG stockholders generally. The ROCG Board was aware of and considered these interests, among other matters, in approving the Merger Agreement and the Business Combination and in determining to recommend that the Merger Agreement and Business Combination be approved by the ROCG stockholders.

When you consider the recommendation of the ROCG Board in favor of approval of the Business Combination and the proposals to be considered at the Special Meeting, you should keep in mind that the holders of our founder shares, including our directors, have interests in the Business Combination that are different from, or in addition to (which may conflict with), those of ROCG stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•
unless ROCG consummates an initial business combination, the Sponsors and ROCG’s officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds from the ROCG IPO and private placement not deposited in the Trust Account. As of January 31, 2023, no such reimbursable out-of-pocket expenses have been incurred;
•
with certain limited exceptions, 50% of ROCG’s founder shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial business combination and the date the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination or earlier in either case if, subsequent to our initial business combination, we complete a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their shares of common stock for cash, securities or other property;

•
based on the difference in the purchase price of $0.0087 that the Sponsors paid for the Founder Shares, as compared to the purchase price of $10.00 per public unit sold in the IPO, the Sponsors may earn a positive rate of return even if the share price of the Combined Company after the closing of a business combination falls below the price initially paid for the public units in the ROCG IPO and the public investors experience a negative rate of return following the closing of a business combination;

•
the fact that Sponsors paid an aggregate of $25,000 (or approximately $0.0087 per share) for their 2,875,000 Founders Shares and such securities may have a value of $28,750,000 at the time of a business combination. Therefore, the Sponsors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Further, the Founder Shares have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

•
the fact that the Sponsors currently hold 461,500 Private Placement Units, each unit consisting of one share of common stock and one-half of one redeemable warrant, which Private Placement Units were purchased at a price of $10.00 per unit, or an aggregate value of $4,615,000 and which have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

•
the fact that the Sponsors have entered into a sale and purchase agreement with Tigo, pursuant to which, Tigo has agreed to purchase 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units in exchange for an amount equal to $2,300,000, such purchased equity to be cancelled on the books and records of ROCG at the effective time of the Merger, which sale would not take place of and will be worthless if the Business Combination is not consummated;

•
the fact that Roth, an affiliate of the Sponsors, has entered into an agreement (the “BCMA Termination Agreement”) to terminate the business combination marketing agreement, dated as of August 5, 2021 (the “BCMA”), by and among ROCG, Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC in exchange for the termination for the BCMA in exchange for up to 300,000 shares of ROCG common stock. Pursuant to the BCMA Termination Agreement, at the Closing, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000 with “Equity Raised” defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments of Tigo and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share;

•
the fact that, if the Trust Account is liquidated, including in the event we are unable to consummate the Business Combination or an initial business combination within the Completion Window, the

Sponsors have agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third-party vendors or service providers (other than our independent registered public accounting firm) for services rendered or products sold to us, but only if such target business, vendor or service provider has not executed a waiver of any and all of its rights to seek access to the Trust Account;

•
the fact that the Sponsors must repay the full amount of the expenses advanced by Tigo to extend the period for ROCG to consummate a Business Combination pursuant to the Promissory Note. As of February 10, 2023, the principal balance of the Promissory Note was $81,590.55;

•
the fact that the Sponsors currently hold an aggregate of 2,875,000 Founder Shares and 461,500 Private Placement Units. As of February 10, 2023, the Founder Shares had an aggregate market value of approximately $29.7 million and the Private Placement Units had an aggregate market value of approximately $4.8 million, based on a market price of $10.33 per share of ROCG common stock on February 10, 2023 and a market price of $10.4441 per Unit on February 10, 2023, respectfully;

•
the fact that, following the transactions contemplated by the Sale and Purchase Agreement and BCMA Termination Agreement, the Sponsors will have an aggregate of approximately $18.5 million at risk depending on the completion of the Business Combination, including (i) the receipt of $2.3 million in exchange for the securities sold to Tigo pursuant to the Sale and Purchase Agreement and (ii) holding an aggregate of 1,530,000 shares of ROCG common stock with aggregate market value of approximately $15.8 million as of February 10, 2023 and 37,500 Private Placement Units with aggregate market value of approximately $0.4 million as of February 10, 2023;

•
the continued indemnification of ROCG’s executive officers and directors and the continuation of ROCG’s executive officers’ and directors’ liability insurance following the consummation of the Business Combination; and

•
the fact that in connection with the execution of the Merger Agreement, the Sponsors and ROCG’s executive officers and directors have agreed, for no consideration, not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination Proposal and such Founder Shares will be worthless if no business combination is effected by ROCG by July 10, 2023.

See “Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for more information.
Q:
DID THE ROCG BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:
No. The ROCG Board did not obtain a fairness opinion with respect to the consideration to be paid in the Merger. Accordingly, investors will be relying solely on the judgment of the ROCG Board and ROCG’s advisors in valuing Tigo’s business. In analyzing the Business Combination, ROCG and its representatives and professional advisors conducted extensive due diligence on Tigo and the financial terms set forth in the Merger Agreement. Based on the foregoing, the ROCG Board unanimously determined that the Business Combination was fair and advisable to, and in the best interest of, ROCG and its stockholders. There can be no assurance, however, that the ROCG Board was correct in its assessment of the Business Combination. For a complete discussion of the factors utilized by the ROCG Board in approving the Business Combination, see the section entitled “The Business Combination —  Recommendation of the ROCG Board of Directors and Reasons for the Business Combination.”

The lack of a third-party fairness opinion may lead an increased number of stockholders to vote against the proposed Business Combination or seek to redeem their Public Shares for cash, which could potentially impact ROCG’s ability to consummate the Business Combination or adversely affect ROCG’s liquidity following the consummation of the Business Combination.

Q:
WHY IS ROCG PROVIDING STOCKHOLDERS WITH THE OPPORTUNITY TO VOTE ON THE BUSINESS COMBINATION?

A:
We are seeking approval of the Business Combination for purposes of complying with our Existing Charter and applicable Nasdaq listing rules requiring stockholder approval of issuances of more than 20% of a listed company’s issued and outstanding common stock. In addition, pursuant to the Existing Charter, we must provide all public stockholders with the opportunity to redeem all or a portion of their Public Shares upon the consummation of an initial business combination (as defined in our Existing Charter) either in conjunction with a tender offer or in conjunction with a stockholder vote to approve such initial business combination. If we submit an initial business combination to the stockholders for their approval, our Existing Charter requires us to conduct a redemption offer in conjunction with the proxy solicitation (and not in conjunction with a tender offer) pursuant to the applicable SEC proxy solicitation rules.

Q:
DO TIGO’S STOCKHOLDERS NEED TO APPROVE THE BUSINESS COMBINATION?

A:
Yes. Concurrently with the execution of the Merger Agreement, ROCG and the Supporting Tigo Stockholders (as defined herein) entered into the Support Agreement (as defined herein), a copy of which is attached as Annex E. Under the Support Agreement, each Supporting Tigo Stockholder agreed to, among other things, (i) vote at any meeting of the stockholders of Tigo or by written consent all of its Tigo common stock and/or Tigo preferred stock, as applicable, held of record or thereafter acquired in favor of the Business Combination and the adoption of the Merger Agreement; and (ii) be bound by certain transfer restrictions with respect to Tigo securities, in each case, on the terms and subject to the conditions set forth in the Support Agreement. The shares of Tigo capital stock that are owned by the Supporting Tigo Stockholders and subject to the Support Agreement represent approximately 80% of the outstanding shares of Tigo preferred stock as of December 6, 2022. The execution and delivery of written consents by all of the Supporting Tigo Stockholders will constitute the Tigo stockholder approval at the time of such delivery.

Q:
DO I HAVE REDEMPTION RIGHTS?

A:
If you are a holder of Public Shares, you have the right to demand that ROCG redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of the ROCG IPO, as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to ROCG to pay taxes) upon the Closing (“Redemption Rights”).

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the Public Shares without the consent of ROCG. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such stockholder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed without the consent of ROCG.
Under ROCG’s Existing Charter, the Business Combination may be consummated only if ROCG has at least $5,000,001 of net tangible assets either immediately prior to or upon such consummation after giving effect to all redemption requests from holders of Public Shares that properly demand redemption of their shares for cash.
Q:
WILL MY VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:
No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders.

Q:
HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:
If you are a holder of Public Shares and wish to exercise your redemption rights, you must demand that ROCG redeem your shares for cash prior to         a.m. Eastern Time, on         , 2023 (the second business day preceding the scheduled vote on the Business Combination Proposal) by (i) submitting a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that ROCG redeem their Public Shares for cash and (ii) delivering your Public Shares to the Transfer Agent physically or electronically using DTC’s Deposit and Withdrawal at Custodian (DWAC) system. Any holder of Public Shares will be entitled to demand that such holder’s shares be redeemed for a pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $      , or $       per share, as of           , 2023, the ROCG Record Date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to ROCG to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of ROCG’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting, and thereafter, with ROCG’s consent, until the Closing. If you deliver your shares for redemption to ROCG’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that ROCG’s transfer agent return the shares (physically or electronically).
If a holder of Public Shares properly makes a request for redemption and the Public Shares are delivered to ROCG’s transfer agent as described herein, then, if the Business Combination is consummated, ROCG will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and you will cease to have any rights as a ROCG stockholder (other than the right to receive the redemption amount) upon consummation of the Business Combination.
For a discussion of the material U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — Material Tax Consequences with respect to a Redemption of Public Shares” beginning on page 251.

Q:
IF I AM A PUBLIC WARRANT HOLDER, CAN I EXERCISE REDEMPTION RIGHTS WITH RESPECT TO MY PUBLIC WARRANTS?

A:
No. The holders of public warrants have no redemption rights with respect to such public warrants. However, if a holder of public warrants elects to exercise its redemption rights with respect to any Public Shares held by such holder, such exercise of redemption rights will not affect the holder’s entitlement to exercise its Public Warrants to purchase ROCG common stock in accordance with the procedures set forth herein. As of February 10, 2023, the aggregate market value of our Public Warrants was approximately $1.4 million based on the closing price of ROCG warrants on February 10, 2023 of $0.25 per warrant. Please see the section titled “Description of Capital Stock of the Combined Company-Warrants” for more information regarding the procedure to be followed by holders of Public Warrants that wish to exercise their Public Warrants and purchase shares of common stock.

Q:
DO I HAVE APPRAISAL RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?

A:
No. The ROCG stockholders do not have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “ROCG’s Special Meeting of Stockholders — Appraisal Rights.”

Q:
WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:
A total of $116.7 million in net proceeds of the ROCG IPO and a portion of the proceeds of the concurrent sale of the Private Placement Units was placed in the Trust Account following the ROCG IPO. As of January 31, 2023, approximately $24.4 million remains in the Trust Account, after giving effect to the redemptions in connection with the extension (the “Extension”) of ROCG’s Completion Window. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for the Combined Company’s working capital and general corporate purposes.

Q:
WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:
If the Business Combination is not consummated, Tigo will not become a wholly-owned subsidiary of ROCG and the Tigo stockholders will not receive any consideration for their shares of Tigo capital stock, and Tigo preferred stock will not be converted into Tigo common stock. See “The Merger Agreement — Termination” and “Risk Factors” beginning on page 243 and page 34, respectively.

Further, if ROCG does not complete the Business Combination with Tigo for whatever reason, ROCG could search for another target business with which to complete a business combination. If ROCG does not complete the Business Combination with Tigo or another target business by July 10, 2023 (unless otherwise extended in accordance with ROCG’s Existing Charter), ROCG must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to ROCG to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares. The Sponsors have no redemption rights in the event a business combination is not effected in the Completion Window, and, accordingly, their Founder Shares will have no value. Additionally, in the event a business combination is not effected in the Completion Window, the proceeds of the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the outstanding Public Shares, and the Private Placement Units will have no value.

Q:
HOW DO THE ROCG SPONSORS INTEND TO VOTE ON THE PROPOSALS?

A:
The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock (which includes the Founder Shares and the Private Placement Units). As a result, we would not need any of our Public Shares to be voted in favor of any of the Proposals to have such Proposal approved. ROCG has entered into a letter agreement with the Sponsors, pursuant to which each agreed to vote all shares of ROCG common stock owned by them in favor of the Business Combination Proposal presented at the Special Meeting. In connection with the Merger Agreement, the Sponsor Parties (as defined the Sponsor Support Agreement) entered into the Sponsor Support Agreement which requires such parties to vote all shares of common stock, warrants and other equity interests in favor of the Business Combination Proposal and certain other proposals being presented at the Special Meeting. See “Other Agreements — Sponsor Support Agreement” for more information.

Q:
WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:
A majority of the voting power of the shares of stock entitled to vote at the Special Meeting must be present, in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsors who currently own 58.4% of the issued and outstanding shares of ROCG common stock, will count towards this quorum. As a result, we would not need any of our Public Shares to be present in order to constitute a quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the ROCG Record Date for the Special Meeting, 2,857,375 shares of ROCG common stock would be required to be present in person (including presence at a virtual meeting) or represented by proxy to achieve a quorum.

Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:
The Business Combination Proposal:   The approval of the Business Combination Proposal requires the affirmative vote of a majority of the shares of ROCG common stock present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal, but an abstention from voting will have the same effect as a vote “AGAINST” such proposal. ROCG stockholders must approve the Business Combination Proposal in order for the Business Combination to occur.

The Charter Proposal:   The approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of ROCG common stock. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal. The Business Combination is conditioned on the approval of the Charter Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the Charter Proposal will not be presented to the stockholders for a vote.
The Governance Proposal:   The approval of the Governance Proposal requires the affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to the Governance Proposal, will have no effect on the Governance Proposal, but an abstention from voting will have the same effect as a vote “AGAINST” such proposal. The Business Combination is not conditioned on the approval of the Governance Proposal. If the Business Combination Proposal is not approved, the Governance Proposal will not be presented to the stockholders for a vote.
The Director Election Proposal:   The approval of the Director Election proposal requires the affirmative vote of a majority of the shares of ROCG common stock present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to the Director Election Proposal, will have no effect on the election of directors, but an abstention from voting will have the same effect as a vote “AGAINST” such proposal. The Business Combination is conditioned on the approval of the Director Election Proposal. If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented to the stockholders for a vote.
The Nasdaq Proposal:   The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the shares of ROCG common stock present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to the Nasdaq Proposal, will have no effect on the Nasdaq Proposal, but an abstention from voting will have the same effect as a vote “AGAINST” such proposal. The Business Combination is conditioned on the approval of the Nasdaq Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented to the stockholders for a vote.
The Equity Incentive Plan Proposal:   The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the shares of ROCG common stock present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to the Equity Incentive Plan Proposal, will have no effect on the Equity Incentive Plan Proposal, but an abstention from voting will have the same effect as a vote “AGAINST” such proposal. The Business Combination is conditioned on the approval of the Equity Incentive Plan Proposal. If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented to the stockholders for a vote.

The Adjournment Proposal:   The affirmative vote of a majority of the shares of common stock present in person (including presence at a virtual meeting) or represented by proxy is required to approve the Adjournment Proposal. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal, but an abstention from voting will have the same effect as a vote “AGAINST” such proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal.
ROCG has entered into the Sponsor Support Agreement with the Sponsors, pursuant to which each agreed to vote all shares of ROCG common stock owned by them in favor of the Business Combination Proposal and certain other proposals presented at the Special Meeting. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of any of the Proposals to have such Proposal approved. See “Other Agreements — Sponsor Support Agreement” for more information.
Q:
WHAT DO I NEED TO DO NOW?

A:
ROCG urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder of ROCG. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:
WHAT HAPPENS IF I SELL MY SHARES OF COMMON STOCK BEFORE THE SPECIAL MEETING?

A:
The ROCG Record Date for the Special Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of ROCG common stock after the ROCG Record Date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of ROCG common stock because you will no longer be able to tender them prior to the Special Meeting in accordance with the provisions described herein. If you transferred your shares of ROCG common stock prior to the ROCG Record Date, you have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:
HOW DO I VOTE?

A:
If you are a holder of record of ROCG common stock on the ROCG Record Date, you may vote “in person” by virtual presence at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. You may also vote by telephone or Internet by following the instructions printed on the proxy card.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank, or nominee, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank, or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (including presence at a virtual meeting), obtain a proxy from your broker, bank, or nominee.
Q:
IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK, OR OTHER NOMINEE, WILL MY BROKER, BANK, OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares are held in “street name” in a stock brokerage account or by a broker, bank, or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank, or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to ROCG or by voting in person (including presence at a virtual meeting) at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee.
Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
If you are a ROCG stockholder holding your shares in “street name” and you do not instruct your broker, bank, or other nominee on how to vote your shares, your broker, bank, or other nominee will not vote your shares on the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, or the Adjournment Proposal. Such broker non-votes will be the equivalent of a vote “AGAINST” the Charter Proposal, but will have no effect on the vote count for such other proposals.
Q:
WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:
For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting in person (including presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are a ROCG stockholder that attends the Special Meeting virtually and fails to vote on the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, or the Adjournment Proposal, your failure to vote will have the same effect as a vote “AGAINST” such proposal.
Q:
WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you are a holder of record of ROCG common stock on the ROCG Record Date and you sign and return your proxy card without indicating how to vote on any particular Proposal, the common stock represented by your proxy will be voted “FOR” each of the Proposals presented at the Special Meeting.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:
Yes. If you are a holder of record of ROCG common stock on the ROCG Record Date, you may change your vote at any time before your proxy is exercised by doing any one of the following:

•
send another proxy card with a later date;

•
notify ROCG’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•
attend the Special Meeting and vote electronically by visiting and entering the control number found on your proxy card, voting instruction form or notice you previously received.

If you are a stockholder of record of ROCG and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to [•], and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than            on the day prior to the Special Meeting, or by voting online at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank, or other nominee to vote your shares of ROCG common stock, you must follow the directions you receive from your broker, bank, or other nominee in order to change or revoke your vote.

Q:
WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:
If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of the Combined Company. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of ROCG while ROCG searches for another target business with which to complete a business combination.

Q:
WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ROCG shares.

Q:
WHO CAN HELP ANSWER MY QUESTIONS?

A:
If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact our proxy solicitor, Advantage Proxy:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your stock (either physically or electronically) to ROCG’s transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004

SUMMARY
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its Annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.
The Business Combination and the Merger Agreement (pages 199 and 227)
The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.
If the Merger Agreement is approved and adopted and the Business Combination is subsequently completed, Merger Sub will merge with and into Tigo with Tigo surviving the Business Combination as a wholly owned subsidiary of ROCG.
Merger Consideration (page 199)
As part of the Business Combination, Tigo equityholders (including holders of warrants and options) will receive aggregate merger consideration of 60,000,000 newly issued shares of ROCG common stock. Assuming a value of $10.00 per share of ROCG common stock, which is the price at which ROCG issued its shares of common stock in its initial public offering in August of 2021, the aggregate merger consideration implies an aggregate equity value for Tigo of approximately $600.0 million.
Under the terms of the Merger Agreement, immediately prior to the Effective Time, Tigo will complete the preferred stock conversion, where each share of Tigo preferred stock issued and outstanding will be automatically converted into a number of shares of Tigo common stock in accordance with Tigo’s charter (the “preferred stock conversion”) and (y) use reasonable best efforts to cause the “cashless” exercise of Tigo warrants for Tigo common stock (the “warrant exercise”). As of February 10, 2023, the holders of approximately 88.5% of Tigo warrants (x) have delivered consent to “cashless” exercise their warrants for Tigo shares.
At the Effective Time:
•
each share of Tigo common stock issued and outstanding immediately prior to the Closing (including shares of Tigo common stock issued in the preferred stock conversion and warrant exercise prior to the Closing, but excluding shares owned by Tigo or any direct or indirect wholly owned subsidiary of Tigo as treasury stock, shares owned by ROCG and any dissenting shares) will be cancelled and converted into the right to receive a number of shares of ROCG common stock equal to the Exchange Ratio;

•
each outstanding warrant to purchase Tigo stock, whether or not exercisable, will be converted into a warrant to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo warrant immediately prior to the Closing and (y) the Exchange Ratio;

•
each outstanding Tigo stock option, whether vested or unvested, will be converted into an option to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo stock option immediately prior to the Closing and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of Tigo common stock underlying such Tigo stock option immediately prior to the Closing divided by (B) the Exchange Ratio.

The “Exchange Ratio” is the quotient of (x) the aggregate merger consideration of 60,000,000 shares of ROCG common stock, divided by (y) the number of shares of Tigo common stock and Tigo preferred stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted basis to Tigo’s common stock, and including, without duplication, (i) the number of shares of Tigo’s common stock issued or issuable in the preferred stock conversion, including through dividends, and (ii) the aggregate number of shares issuable upon the exercise of all Tigo options, whether vested or unvested, and warrants outstanding immediately prior to the Effective Time in accordance with their respective terms and on a cashless exercise basis. Based on the number of shares of Tigo capital stock outstanding and issuable upon the net exercise of all outstanding Tigo warrants and stock options, the estimated Exchange Ratio is approximately 0.2373, assuming that L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, and 0.2356 if L1 Energy does exercise such right prior to the Closing.
The total percentage of shares of ROCG common stock expected to be held by holders of Tigo capital stock on a fully diluted basis upon the Closing is approximately 93.5%, assuming no ROCG public stockholder exercises redemption rights in connection with completion of the Business Combination.
Fractional Shares.   No fractional shares of ROCG common stock will be issued by virtue of the Business Combination or the other transactions contemplated by the Merger Agreement. Each person who would otherwise be entitled to a fraction of a share of ROCG common stock (after aggregating all fractional shares of ROCG common stock that otherwise would be received by such holder) will have such fractional share rounded down to the nearest whole share.
Ownership of the Combined Company
As of the date of this proxy statement/prospectus, there are 5,714,749 shares of ROCG common stock issued and outstanding following the redemption of 9,121,751 shares of ROCG common stock, representing approximately 79.3% of the Public Shares then outstanding, in connection with the with the vote to approve the Extension. As of the date of this proxy statement/prospectus, there are an aggregate of 5,980,750 warrants outstanding. Each whole warrant entitles the holder thereof to purchase one share of ROCG common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming no further redemptions), assuming that each outstanding warrant is exercised and one share of ROCG common stock is issued as a result of such exercise, the ROCG fully diluted stock capital would be 11,483,499 shares of common stock.
Pursuant to the Merger Agreement, Merger Sub will merge with and into Tigo with Tigo surviving the Merger as a wholly-owned subsidiary of ROCG.
It is anticipated that, upon the completion of the Business Combination, the ownership of the Combined Company (assuming no further redemptions and assuming L1 Energy exercises its right to convert the Convertible Note in full, as further described in the section titled “Other Agreements — Convertible Note, prior to the Closing)), on a fully diluted basis, will be as follows:

•
the Tigo stockholders will own 59,583,334 shares of common stock, representing approximately 79.7% of the total shares, on a fully diluted basis;

•
L1 Energy will hold promissory notes convertible into 5,416,666 shares of common stock, representing 7.3% of the total shares, on a fully diluted basis;

•
the public stockholders will own 2,378,249 shares of common stock, representing approximately 3.2% of the total shares, on a fully diluted basis;

•
holders of Public Warrants will hold warrants to purchase 5,750,000 shares of common stock, representing 7.7% of the total shares, on a fully diluted basis; and

•
the Sponsors will own 1,567,500 shares of common stock and warrants to purchase an additional 18,750 shares of common stock, representing an aggregate of approximately 2.1% of the total shares on a fully diluted basis (assumes that no additional capital raising transaction involving equity securities of Tigo is consummated prior to Closing, and therefore no additional shares of Combined Company common stock are issuable to ROCG pursuant to the terms of the BCMA Termination Agreement). See “Other Agreements — Sale and Purchase Agreement.”

The following is a depiction of Tigo’s and ROCG’s organizational structure and fully diluted ownership before the consummation of the Business Combination:

ROCG Public Stockholders 20.3%
ROCG Warrant holders (public) 49.2%
Sponsors (as stockholders) 28.5%
Sponsors (as warrant holders) 2.0%
Roth CH Acquisition IV Co. (Delaware)
Roth IV Merger Sub Inc. (Delaware)

Tigo stockholders 82.4%
Tigo option holders 6.6%
Tigo warrant holders 2.6%
Tigo note holders 8.3%
Tigo Energy, Inc. (Delaware)
100%
Tigo Energy Israel Ltd (Israel)
Tigo Energy Italy SRL (Italy)
Tigo Energy Systems Trading Suzhou (China)
Forsight Energy Ltd (Israel)

The following is a depiction of the Combined Company’s organizational structure and fully diluted ownership after the consummation of the Business Combination assuming (i) no further redemptions, (ii) 50% redemptions, and (iii) full redemptions:
No Further Redemptions:

50% Redemption
Full Redemptions:

*
includes de minimis percentage based on 18,750 shares underlying private warrants held by Sponsors.

Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Recommendation of the ROCG Board of Directors (page 211)
The ROCG Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of ROCG and its stockholders and has directed that the Proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The ROCG Board unanimously recommends that ROCG’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposal, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, and “FOR” the Adjournment Proposal, if presented. See “The Business Combination —  Recommendation of the ROCG Board of Directors and Reasons for the Business Combination” beginning on page 211.
The ROCG Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
•
Strong long-term industry tailwinds.   Demand for solar and energy storage solutions across residential, commercial, and utility markets is expected to be robust over the long-term horizon. In addition to the ongoing shift by businesses and consumers away from energy fossil fuel energy and towards renewable fuels across the globe, a function of both government regulations and consumer behavior, there are specific regional drivers in both Europe and the U.S. that are further accelerating the solar demand outlook. In Europe (Tigo’s largest geographic end market), substantial growth is being driven by a significant spike in electricity costs, fueled by the ongoing conflict between Russia and Ukraine. In the United States, the solar demand outlook has been substantially boosted by the recent passage of the Inflation Reduction Act, which provides significant incentives to commercial, industrial, utility and residential sectors to invest in solar technology projects. Such incentives are set to remain in place through at least the end of the decade.

•
Disruptive and differentiated technology.   Tigo’s Module-Level Power Electronics (“MLPE”) and Energy Intelligence solution (“EI solution”) enhance safety, increase energy yield, and lower operating costs of solar systems across the company’s end markets. Tigo’s complete one-stop solution requires a lower component count and selective optimization, which allows for higher yields relative to competing technologies. The lower cost technology combined with higher energy output drives immediate and significant ROI to customers. One of the most significant advantages of Tigo’s technology is that the products have the ability to retrofit an installed base. In addition, Tigo’s TS4 products are inverter agnostic, allowing them to be deployed across a wide variety of projects. The company’s platform provides holistic energy management capability, powered by module-level monitoring and machine learning. Tigo’s patent-protected technology moat (consisting of 115 patents) is supported strong R&D and a culture of innovation.

•
Capital-light business model.   Tigo utilizes an asset-light approach that allows for meaningful operating leverage. The company’s model employs contract manufacturing with long term partners in Asia. This capital-light approach allows the company to scale rapidly with minimal capex.

•
Strong bookings and backlog.   Tigo’s strong bookings and backlog provide meaningful visibility. Bookings, which are defined as the value of new purchase orders for a product or service received during a fiscal period that will be delivered or performed sometime in the future, totaled $37 million for the three months ended September 30, 2022, versus $10 million for the three months ended September 30, 2021. Bookings are generally subject to modification and/or cancellation per the terms of the order. Backlog, defined as committed orders expected to be delivered within 365 days, totaled $56 million as of September 30, 2022, compared to $11 million as of September 30, 2021.

•
Share gain opportunity.   The solar optimizer and inverter space is serviced predominantly by two suppliers — Enphase and SolarEdge Technologies. Customers are seeking additional suppliers such as Tigo with proven technology and scale. Our diligence suggests that Tigo is well positioned to gain share over the next several years.

•
Proven leadership team.   Tigo has a strong management team led by CEO Zvi Alon. The team has 150+ years of combined management experience. In addition, both Tigo’s management team and board of directors bring significant public company experience to the table. Tigo’s core management team is expected to remain in place following the close of the merger transaction.

The ROCG Board also considered various uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•
Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on the Combined Company’s revenues.

•
Benefits Not Achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•
Early-Stage Company and Limited Operating History.   The fact that Tigo is an early-stage company with a history of losses and a limited operating history.

•
Potential Litigation.   Tigo’s products are installed by third parties, which can lead to Tigo being named in litigation or claims based on faulty installation by parties over which Tigo has no control. Tigo has relied on insurance to defend against several claims for damage caused by circumstances outside its control and has not had to experience defending itself in court against such claims.

•
No Third-Party Valuation.   The fact that the ROCG Board did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•
Cyclical Industry.   The solar industry has undergone challenging business conditions in past years, including downward pricing pressure, reductions in applicable governmental subsidies, and demand fluctuations. Therefore, there is no assurance that the solar industry will not suffer significant downturns in the future affecting the success of the Combined Company or investor confidence and stock price of the Combined Company or others in the solar industry.

•
Liquidation of ROCG.   The risks and costs to ROCG if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ROCG being unable to effect a business combination by the end of the Completion Window and force ROCG to liquidate.

•
Exclusivity.   The fact that the Merger Agreement includes an exclusivity provision that prohibits ROCG from soliciting other business combination proposals, which except for limited circumstances (related to the receipt of an unsolicited business combination proposal) restricts ROCG’s ability to consider other potential business combinations prior to the earlier of the consummation of the Business Combination and the termination of the Merger Agreement.

•
Redemption Risk.   The potential risk that a significant number of ROCG’s stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to ROCG’s existing certificate of incorporation, which would potentially make the Business Combination more difficult or impossible to complete.

•
Stockholder Vote.   The risk that ROCG’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

•
Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ROCG’s control.

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, the ROCG Board also considered other factors, including, without limitation:
•
Interests of Certain Persons.   Some officers and directors of ROCG may have interests in the Business Combination (see “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination”).

•
Merger Consideration.   The purchase price to be paid as merger consideration was measured against the market value of comparable companies (see “Background of the Business Combination — Valuation of Business”).

•
Merger Consideration Adjustment.   The merger consideration increases or decreases dollar-for-dollar for Actual Capital Raise Amount based on the amount raised and pre-money valuation used, which the ROCG Board believes allows additional cash to be available to the Combined Company while preventing the sale of equity at a discount to ROCG’s valuation (see “The Merger Agreement — Covenants and Agreements — Private Placements”).

•
Other Risk Factors.   Various other risk factors associated with the business of Tigo, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

ROCG’s Special Meeting of Stockholders (page 97)
The Special Meeting in lieu of the 2023 annual meeting of stockholders of ROCG will be held on                 , 2023, at                 a.m., Eastern Time, in virtual format. The Special Meeting can be accessed by visiting [•], where you will be able to listen to the meeting live and vote during the meeting. Additionally, you have the option to listen to the Special Meeting by dialing                 . The passcode for telephone access is                 , but please note that you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access the Special Meeting by means of remote communication. At the Special Meeting, ROCG stockholders will be asked to vote on the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, or the Equity Incentive Plan Proposal.
Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of ROCG common stock at the close of business on                 , 2023, the ROCG Record Date for the Special Meeting. Stockholders are entitled to one vote for each share of ROCG common stock owned at the close of business on the ROCG Record Date. If stockholders’ shares are held in “street name” or are in a margin or similar account, stockholders should contact their broker, bank, or other nominee to ensure that votes related to the shares they beneficially own are properly counted. On the ROCG Record Date, there were                 shares of common stock outstanding, of which                 were Public Shares,                 were Founder Shares, and                 were Private Placement Units.
A quorum of ROCG stockholders is necessary to hold a valid Special Meeting. A quorum will be present at the Special Meeting if the holders of a majority of the voting power of the outstanding shares of capital stock of ROCG entitled to vote at the Special Meeting as of the ROCG Record Date is represented in person (including presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsors, who currently own 58.4% of the issued and outstanding shares of ROCG common stock, will count towards this quorum. As a result, we would not need any of our Public Shares to be present in order to constitute a quorum. As of the ROCG Record Date, 2,857,375 shares of common stock, present in person (including presence at a virtual meeting) or represented by proxy, would be required to achieve a quorum. ROCG has entered an agreement with the Sponsors, pursuant to which each agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal presented at the Special Meeting. The Proposals presented at the Special Meeting will require the following votes:
•
The approval of each of the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal, if presented, requires the affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to each of the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, or the Adjournment Proposal, if presented, will have no effect on such proposals. However, abstentions will have the same effect as a vote “AGAINST” such proposals.

•
The approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of ROCG common stock. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal.

•
Consummation of the Business Combination is conditioned on the approval of each condition precedent proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Governance Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

The Sponsor and ROCG’s Directors and Executive Officers Have Financial Interests in the Business Combination (page 220)
The Sponsors, which include ROCG’s directors and officers, have interests in the Business Combination that may be different from, or in addition to (and which may conflict with) those of ROCG stockholders generally. These interests include, among other things:

•
unless ROCG consummates an initial business combination, the Sponsors and ROCG’s officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds from the ROCG IPO and private placement not deposited in the Trust Account. As of January 31, 2023, no such reimbursable out-of-pocket expenses have been incurred;

•
with certain limited exceptions, 50% of ROCG’s Founder Shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial business combination and the date the Closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination or earlier in either case if, subsequent to our initial business combination, we complete a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their shares of common stock for cash, securities or other property;

•
based on the difference in the purchase price of $0.0087 that the Sponsors paid for the Founder Shares, as compared to the purchase price of $10.00 per public unit sold in the IPO, the Sponsors may earn a positive rate of return even if the share price of the Combined Company after the closing of a business combination falls below the price initially paid for the public units in the ROCG IPO and the public investors experience a negative rate of return following the closing of a business combination;

•
the fact that Sponsors paid an aggregate of $25,000 (or approximately $0.0087 per share) for their 2,875,000 Founders Shares and such securities may have a value of $28,750,000 at the time of a business combination. Therefore, the Sponsors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Further, the Founder Shares have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

•
the fact that the Sponsors currently hold 461,500 private placement units, each unit consisting of one share of common stock and one-half of one redeemable warrant, which private placement units were purchased at a price of $10.00 per unit, or an aggregate value of $4,615,000 and which have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

•
the fact that the Sponsors have entered into a sale and purchase agreement with Tigo, pursuant to which, Tigo has agreed to purchase 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units in exchange for an amount equal to $2,300,000, such purchased equity to be cancelled on the books and records of ROCG at the effective time of the Merger, which sale would not take place of and will be worthless if the Business Combination is not consummated;

•
the fact that Roth, an affiliate of the Sponsors, has entered into an agreement (the “BCMA Termination Agreement”) to terminate the business combination marketing agreement, dated as of

August 5, 2021 (the “BCMA”), by and among ROCG, Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC in exchange for up to 300,000 shares of ROCG common stock. Pursuant to the BCMA Termination Agreement, at the Closing, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000 with “Equity Raised” defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share;

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the fact that, if the Trust Account is liquidated, including in the event we are unable to consummate the Business Combination or an initial business combination within the Completion Window, the Sponsors have agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third-party vendors or service providers (other than our independent registered public accounting firm) for services rendered or products sold to us, but only if such target business, vendor or service provider has not executed a waiver of any and all of its rights to seek access to the Trust Account;

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the fact that the Sponsors must repay the full amount of the expenses advanced by Tigo to extend the period for ROCG to consummate a Business Combination pursuant to the Promissory Note. As of February 10, 2023, the principal balance of the Promissory Note was $81,590.55;

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the fact that the Sponsors currently hold an aggregate of 2,875,000 Founder Shares and 461,500 Private Placement Units. As of February 10, 2023, the Founder Shares had an aggregate market value of approximately $29.7 million and the Private Placement Units had an aggregate market value of approximately $4.8 million, based on a market price of $10.33 per share of Common Stock on February 10, 2023 and a market price of $10.4441 per Unit on February 10, 2023, respectfully;

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the fact that, following the transactions contemplated by the Sale and Purchase Agreement and BCMA Termination Agreement, the Sponsors will have an aggregate of approximately $18.5 million at risk depending on the completion of the Business Combination, including (i) the receipt of $2.3 million in exchange for the securities sold to Tigo pursuant to the Sale and Purchase Agreement and (ii) holding an aggregate of 1,530,000 shares of ROCG common stock with aggregate market value of approximately $15.8 million as of February 10, 2023 and 37,500 Private Placement Units with aggregate market value of approximately $0.4 million as of February 10, 2023;

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the continued indemnification of ROCG’s executive officers and directors and the continuation of ROCG’s executive officers’ and directors’ liability insurance following the consummation of the Business Combination; and

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the fact that in connection with the execution of the Merger Agreement, the Sponsors have agreed, for no consideration, not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination Proposal and such Founder Shares will be worthless if no business combination is effected by ROCG by the end of the Completion Window.

In light of the foregoing, the Sponsors and ROCG’s directors and executive officers will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination with Tigo rather than liquidate even if (i) Tigo is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders. As a result, ROCG’s Sponsors and directors and officers may have interests in the completion of the Business Combination that are materially different than, and may conflict with, the interests of other stockholders. Further, the Sponsors and ROCG’s directors and executive officers who hold Founder Shares may receive a positive return on the Founder Shares even if ROCG’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

These interests may influence ROCG’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.
The ROCG Board was aware of and considered these interests and facts, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to ROCG stockholders that they approve the Business Combination.
For a detailed discussion of the special interests that the Sponsors and ROCG’s directors and executive officers have in the Business Combination, please see the section entitled “The Business Combination —  Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” beginning on page 220.
Tigo’s Executive Officers and Directors Have Financial Interests in the Business Combination (page 221)
Certain of Tigo’s executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Tigo stockholders, generally. The Tigo board of directors was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination. For a detailed discussion of the special interests that Tigo’s executive officers and directors may have in the Business Combination, please see the section entitled “The Business Combination — Interests of Tigo’s Directors and Executive Officers in the Business Combination” beginning on page 221.
Regulatory Approvals Required for the Business Combination (page 224)
Completion of the Business Combination is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Each of ROCG and Tigo have agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Merger Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Merger Agreement. On December 16, 2023, ROCG and Tigo filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The related HSR Act waiting period expired on January 17, 2023. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/prospectus entitled “Regulatory Approvals Required for the Business Combination” beginning on page 224.
Appraisal Rights (page 303)
Holders of ROCG common stock are not entitled to appraisal rights in connection with the Business Combination under the DGCL.
Conditions to the Business Combination (page 240)
Conditions to Each Party’s Obligations.   The respective obligations of each of ROCG, Tigo and Merger Sub to complete the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:
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the approval by ROCG stockholders of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Equity Incentive Proposal being obtained;

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the requisite approval of Tigo stockholders of the Merger Agreement and Business Combination being obtained;

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the registration statement of which this proxy statement/prospectus forms a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn;

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the waiting period or periods under the HSR Act applicable to the Business Combination having expired or been terminated (which waiting period expired on January 17, 2023);

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there not being in force any governmental order, statute, rule or regulation restraining, enjoining, or otherwise prohibiting the consummation of the Business Combination;

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ROCG having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon the Closing;

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the shares of ROCG to be issued in connection with the Business Combination having been approved for listing on the Nasdaq;

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the Lock-Up Agreement being duly executed by each stockholder of Tigo;

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the transactions contemplated by the Sale and Purchase Agreement having been consummated;

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the BCMA Termination Agreement having been duly executed by ROCG, Tigo, Roth, and Craig-Hallum;

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certain consents, approvals, authorizations and other requirements agreed to by the parties having been obtained;

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ROCG having fulfilled its obligation to effectuate the redemptions upon the exercise of redemption rights in connection with completion of the Business Combination in accordance with its Existing Charter;

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White & Case LLP, counsel to Tigo, having furnished to Roth and Craig-Hallum, as the underwriters in the ROCG IPO (the “Underwriters”) such counsel’s 10b-5 statement, as counsel to Tigo, addressed to the Underwriters and dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters;

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DLA Piper, LLP (US), counsel to ROCG, having furnished to the Underwriters such counsel’s 10b-5 statement, as counsel to ROCG, addressed to the Underwriters and dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters; and

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Ellenoff Grossman & Schole LLP, counsel to Roth and Craig-Hallum, having furnished to Roth and Craig-Hallum such counsel’s 10b-5 statement, as counsel to Roth and Craig-Hallum, addressed to Roth and Craig-Hallum and dated as of the Closing Date, in form and substance reasonably satisfactory to Roth and Craig-Hallum.

Conditions to Obligations of ROCG.   The obligation of ROCG to complete the Business Combination is also subject to the satisfaction or waiver by ROCG of the following conditions:
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the representations and warranties of Tigo related to (a) its capitalization being true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty being true and correct as of such earlier date, (b) corporate organization qualification to do business, good standing and corporate power, corporate organization and capitalization of its subsidiaries, requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the contemplated transactions, and broker’s fees being true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, with representations and warranties being true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto; and (c) each of the representations and warranties of Tigo other than those listed in (a) and (b) (disregarding any qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or any similar qualification or exception) being true and correct as of the closing date, except with respect to such representations and warranties which speak as to an earlier date, with such representations and warranties being true and correct at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto and except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect as to Tigo;
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each of the covenants of Tigo to be performed as of or prior to the Closing (including the execution and delivery of all agreements, certificates and instruments by Tigo contemplated by the Merger Agreement other than the delivery of the certificate and form of notice to the IRS) having been performed in all material respects; provided, that a covenant of Tigo shall only be deemed to have not been performed if Tigo materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date);

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there not having occurred a Material Adverse Effect as to Tigo continuing as of the Effective Time;

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Tigo having delivered to ROCG, the consolidated financial statements and as well as unaudited pro forma condensed combined financial statements required under federal securities laws to be included in this proxy statement/prospectus;

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Tigo having delivered, or having caused to be delivered, to ROCG from its accountants, a letter in form and substance satisfactory to ROCG, containing statements and information of the type ordinarily included or as otherwise necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” comfort) with respect to the financial statements and certain financial information contained in the registration statement of which this proxy statement/prospectus forms a part at the time of effectiveness of such registration statement, and dated as of the date of effectiveness of such registration statement; and

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Tigo having delivered (or having caused to be delivered) the consideration to the Sponsors pursuant to the Sale and Purchase Agreement.

Conditions to Obligations of Tigo.   The obligation of Tigo to complete the Business Combination is also subject to the satisfaction or waiver by Tigo of the following conditions:
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the representations and warranties of ROCG relating (a) to capitalization being true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty being true and correct as of such earlier date; (b) corporate organization qualification to do business, good standing and corporate power, requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the contemplated transactions, and broker’s fees being true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, with representations and warranties being true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto; and (c) each of the representations and warranties of ROCG other than those listed in (a) and (b) (disregarding any qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or any similar qualification or exception) being true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, with such representations and warranties being true and correct at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto and except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect as to ROCG; and

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each of the covenants of ROCG to be performed as of or prior to the Closing (including the execution and delivery of all agreements, certificates and instruments by ROCG and Merger Sub contemplated by the Merger Agreement, other than the delivery of an IRS Form W-9 for each, having been performed in all material respects.

Exclusivity (page 213)
ROCG agreed, until the Closing Date or, if earlier, the termination of the Merger Agreement in accordance with its terms, to not, and to cause Merger Sub and direct its and their representatives not to,

(i) make any proposal or for any initial business combination (as such term is described in ROCG’s IPO prospectus) with any third party other than Tigo or its affiliates (a “Business Combination Proposal”), (ii) solicit or initiate any inquiry, indication or interest, proposal or offer or participate in any discussions or negotiations with any person, or furnish or make available to such person any information with respect to, a Business Combination Proposal (other than to make such person aware of such restriction) or (iii) enter into any understanding, arrangement, acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other commitment (whether or not legally binding) with any third party relating to a Business Combination Proposal. Upon signing the Merger Agreement, ROCG agreed to, and to direct its officers and directors and instruct and cause its representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to any Business Combination Proposal. ROCG was not required to inform Tigo of the identity of any person or entity making a Business Combination Proposal.
Tigo agreed, that other than its planned acquisition of Foresight Energy, Ltd., Tigo and its subsidiaries would not, and Tigo and its subsidiaries would direct its and their representatives, not to (i) knowingly solicit or initiate any inquiries, indications of interest, proposal or offer by any third party with respect to an Acquisition Proposal (as defined in the Merger Agreement); (ii) furnish or make available to any third party information in respect of, or access to, the business, properties, assets or personnel of Tigo or Tigo’s subsidiaries in connection with an Acquisition Proposal, or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal. Tigo agreed to, and to instruct its affiliates and to use reasonable best efforts to instruct its and their respective affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted with respect to any Acquisition Proposal. Tigo also agreed to promptly request each person that had executed a confidentiality agreement in connection with its, his or her consideration of acquiring Tigo to return or destroy all confidential information furnished to such person by or on behalf of it, him, or her prior to the date hereof, except such confidential information that may be stored on backup drives as part of its, his or her standard archiving process. If Tigo or any of its representatives receives any inquiry or proposal with respect to an Acquisition Proposal at any time prior to the Closing, Tigo has agreed to promptly notify such person in writing that Tigo is subject to an exclusivity agreement with respect to the sale of Tigo that prohibits it from considering such inquiry or proposal, and to provide ROCG with a copy of any such written inquiry or proposal or a reasonably detailed summary of any such verbal inquiry or proposal, including in each case the identity of the person making such inquiry or proposal.
Termination (page 243)
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by Tigo’s stockholders or approval of the proposals required to effect the Business Combination by ROCG’s stockholders.
Mutual Termination Rights
The Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to Closing by mutual written consent of Tigo and ROCG or by Tigo or ROCG if any governmental authority with jurisdiction over the parties and the Business Combination shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination.
Tigo Termination Rights
Tigo may terminate the Merger Agreement and abandon the transactions contemplated thereby at any time prior to the Closing:
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if the approval of ROCG’s stockholders is not obtained regarding the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, and the Equity Incentive Proposal by reason of the failure to obtain the required vote at the Special Meeting, or at any adjournment or postponement thereof;
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by written notice to ROCG if, as of February 28, 2023 (the “Capital Raise End Date”), if the aggregate sum of (a) the amount of capital raised or committed to be raised in a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo solely to the extent actually received by Tigo or subject to legal, valid, and binding commitments to fund prior to the Closing) and (b) the amount remaining in the Trust Account subject to legal, valid and binding non-redemption agreements pursuant to which such holders of ROCG common stock irrevocably and unconditionally agree not to redeem or exercise any right to redeem any shares of ROCG common stock as part of ROCG public stockholders’ exercise of redemption rights in connection with completion of the Business Combination or otherwise (including any cash in the Trust Account subject to legal, valid and binding forward purchase agreement(s) with a(n) investor(s) for the non-redemption of ROCG common stock) (the “Actual Capital Raise Amount”), is less than $15,000,000, provided, that, Tigo shall have no right to terminate the Merger Agreement pursuant to such right unless it has used commercially reasonable efforts to raise such Actual Capital Raise Amount, and provided further that if Tigo determines not to exercise such termination right within five (5) business days after the Capital Raise End Date, Tigo will no longer have such termination right;

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by written notice to ROCG if there is any breach of any representation, warranty, covenant or agreement on the part of ROCG or Merger Sub set forth in the Merger Agreement, or if any representation or warranty of ROCG becomes untrue, such that the Closing condition that such representation or warranty be true would not be satisfied at the Closing (subject to a 30 day cure period); provided, that Tigo has not waived such breach and Tigo is not then in material breach of its representations, warranties, covenants or agreements in the Merger Agreement; or

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by written notice to ROCG if the Closing has not occurred on or before June 30, 2023 (the “Agreement End Date”), unless Tigo is in material breach of the Merger Agreement and such breach or violation is the principal cause of the failure of the Closing condition that its representation or warranty be true would not be satisfied at the Closing.

ROCG Termination Rights
ROCG may terminate the Merger Agreement and abandon the transactions contemplated thereby at any time prior to the Closing:
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by written notice to Tigo if there is any breach of any representation, warranty, covenant or agreement on the part of Tigo set forth in the Merger Agreement, or if any representation or warranty of Tigo becomes untrue, such that the Closing condition that such representation or warranty be true would not be satisfied at the Closing (subject to a 30 day cure period); provided, that ROCG has not waived such breach and ROCG is not then in material breach of its representations, warranties, covenants or agreements in the Merger Agreement; or

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by written notice to Tigo if the Closing has not occurred on or before the Agreement End Date, unless ROCG is in material breach of the Merger Agreement and such breach or violation is the principal cause of the failure of the Closing condition that its representation or warranty be true would not be satisfied at the Closing.

Effect of Termination
In the event of a termination of the Merger Agreement pursuant to the termination provisions set forth in the above section, the Merger Agreement will become void and have no effect and the Business Combination would be abandoned, without any liability on the part of any party thereto or its respective affiliates, directors, managers, officers, employees, equityholders, partners, members or representatives, other than liability of Tigo, ROCG, or Merger Sub, as the case may be, for any fraud or willful and material breach occurring prior to such termination by a party thereto, except that in the event Tigo terminated the Merger Agreement based on the Actual Capital Raise Amount being less than $15,000,000, the Tigo shall pay a breakup fee of $3,000,000 to the Sponsors. Notwithstanding the forgoing, certain provisions related to the payment of certain expenses, the effect of termination, certain miscellaneous matters, and the Confidentiality Agreement shall survive any termination of the Merger Agreement. See “The Merger Agreement — Termination” beginning on page 243.
Other Agreements (page 246)
Sale and Purchase Agreement
Concurrently with the execution of the Merger Agreement, Tigo and the Sponsors entered into the Sale and Purchase Agreement pursuant to which, immediately prior to the effective time of the Merger, the Sponsors will sell to Tigo 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units in exchange for an amount equal to $2,300,000, and such purchased equity will be cancelled on the books and records of ROCG at the effective time of the Merger. The consummation of the transactions contemplated by the Sale and Purchase Agreement is conditioned upon the Closing; however, we are not seeking stockholder approval of the Sale and Purchase Agreement independent from the Business Combination Proposal.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, ROCG entered into the Sponsor Support Agreement with the Sponsor Parties (as defined in the Sponsor Support Agreement), whereby the Sponsor Parties have agreed, among other things, to vote (i) in favor of the adoption of the Proposed Charter and the Proposed Bylaws of ROCG, including changing ROCG’s name to “Tigo Energy, Inc.”, (ii) in favor of the adoption and approval of the Merger Agreement, (iii) in favor of the approval of the issuance of ROCG common stock in connection with the Business Combination, (iv) in favor of the approval of the equity plans described in Section 7.1 of the Merger Agreement, (v) in favor of the election of directors effective as of the Closing as contemplated by Section 7.6 of the Merger Agreement, (vi) in favor of the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the registration statement on Form S-4, (vii) against any Business Combination Proposal, (viii) against any business combination, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by ROCG (other than as permitted under the Merger Agreement), (ix) against any change in the business, management or board of directors of ROCG (other than as permitted under the Merger Agreement), and (x) against other action that is intended, or would reasonably be expected, to impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transaction Proposals or any other transaction contemplated by the Merger Agreement or any ancillary agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of ROCG, Merger Sub or any Sponsor Party under the Merger Agreement or any ancillary agreement, in each case, to which any of the foregoing is a party; and waive (a) any actions against ROCG, and (b) their redemption protections with respect to Sponsor Parties’ covered shares.
Under the Sponsor Support Agreement, each party will pay its own costs and expenses (including legal, accounting, and other fees) relating to the negotiation, execution, delivery and performance of the Sponsor Support Agreement. However, ROCG’s expenses in connection with the negotiation, documentation and consummation of the transactions contemplated in the Merger Agreement (including in connection with ROCG’s initial public offering, its operations, other prospective or past Business Combinations, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, fifty percent (50%) of the filing fees related to the HSR Act, Nasdaq approval, obligations of ROCG under any Working Capital Loans, fees, costs, expenses and premiums related to ROCG’s insurance policies, and applicable transfer taxes but excluding ROCG Extension Expenses) are capped at $5,000,000. If such transaction expenses of ROCG exceed such cap, the Sponsors will, pursuant to the Sponsor Support Agreement and at the election of Byron Roth by delivery of prior written notice to ROCG and Tigo, either (i) pay to ROCG at Closing an amount in cash equal to the excess amount of transaction expenses of ROCG or (ii) forfeit a number of shares of ROCG common stock held by the Sponsors immediately following the Closing equal to the quotient obtained by dividing the such excess amount of transaction expenses of ROCG by $10.00. If the Sponsors shall fail to deliver such prior written notice to ROCG and Tigo prior to the Closing, then the Sponsors shall be deemed to have made the election referred to in clause (ii) of the immediately preceding sentence, as applicable.

Company Holders Support Agreement
Within five (5) business days following the announcement of the Merger Agreement, ROCG and certain Tigo stockholders who hold sufficient amount of shares to approve the transaction entered into the Company Holders Support Agreement pursuant to which they agreed to vote their the Tigo shares (i) in favor of the Business Combination and the transactions contemplated by the Merger Agreement (including the conversion of outstanding shares of preferred stock into the Tigo common stock immediately prior to the Closing), (ii) against any competing acquisition proposal, (iii) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement, a Capital Raising Transaction (as defined in the Company Holders Support Agreement) or the transactions contemplated thereby) (iv) against any change in the business, management or board of directors of Tigo (other than as permitted under the Merger Agreement), and (v) against any other action that is intended, or would reasonably be expected, to impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transaction Proposals or any other transaction contemplated by the Merger Agreement or any ancillary agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of Tigo under the Merger Agreement or any ancillary agreement, or result in a breach of any covenant, representation or warranty of the Tigo stockholder contained in the Company Holders Support Agreement.
Warrantholder Consent Agreement
Following the announcement of the Merger Agreement, the holders of approximately 88.5% of Tigo warrants delivered their consents to exercise their Tigo warrants prior to the Closing in accordance with the terms of such warrants. Any Tigo warrant not exercised prior to Closing will remain outstanding after the Closing and may be exercised for shares of Tigo, which, after Closing, will be a wholly-owned subsidiary of the Combined Company. Holders of Tigo warrants post-Closing will not be entitled to any merger consideration or shares in the Combined Company upon exercise.
At the effective time of the Business Combination and by virtue of the Business Combination, each share of Tigo common stock such exercising holders receive as a result of the warrant exercise will be cancelled and converted into the right to receive the applicable portion of the aggregate consideration of the Business Combination in accordance with the Merger Agreement. As a result, the holders of approximately 88.5% of Tigo warrants that delivered their consents to exercise will receive a total of 1,523,505 shares of the Combined Company, assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing. The forms of Preferred Warrant Consent and Common Warrant Consent are attached to this proxy statement/prospectus as Annex D-1 and Annex D-2.
Proposed Charter Amendment and Amended and Restated Bylaws
Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Business Combination, ROCG will amend the Existing Charter to (a) increase the number of authorized shares of ROCG’s capital stock, par value $0.0001 per share, from 50,000,000 shares, all common stock to 160,000,000 shares, consisting of (i) 150,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock, (b) eliminate certain provisions in the Existing Charter relating to the common stock, the initial business combination and other matters relating to ROCG’s status as a blank-check company that will no longer be applicable to us following the Closing, and (c) approve and adopt any other changes contained in the Proposed Charter, a copy of which is attached as Annex B to this proxy statement/prospectus. In addition, we will amend the Existing Charter to change the name of the corporation to “Tigo Energy, Inc.”
For more information, see the section entitled “Proposal Number 2 — The Charter Proposal.”
Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Business Combination, ROCG will amend and restate its bylaws in the form attached hereto as Annex C (the “Proposed Bylaws”). The Proposed Bylaws will provide that holders of common stock of the Combined Company following the closing will be subject to (i) a six-month lockup (subject to certain exceptions), in the case of all stockholders other than the Sponsors, and (ii) a lock-up (subject to certain exceptions) until the earlier of (a) 12 months after date of closing of the Business Combination and (b) the date on which the closing price of the common stock of the Combined Company exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization) for any 20 trading days within a 30 trading day period following the six month anniversary of the closing of the Business Combination, in the case of the Sponsors.
For more information regarding the rights of stockholders under the Proposed Bylaws, see “Comparison of Stockholders’ Rights.”
Lock-up Agreement
The Merger Agreement contemplates that, at the Closing, certain security holders of Tigo (“Tigo Holders”), the Sponsors and other holders of Founder Shares will enter into lock-up agreements (each, a “Lock-up Agreement”) with the Tigo and ROCG. Pursuant to the Lock-up Agreements, Tigo Holders will agree, among other things, that their shares received as Merger consideration may not be transferred until the date that is six months following Closing. Pursuant to the Lock-up Agreements, the Sponsors and other holders of Founder Shares will agree, among other things, that their Founder Shares acquired prior to the IPO may not be transferred until the earlier to occur of (a) 12 months following the date of Closing and (b) the date on which the closing price of the Combined Company’s common stock exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization) for any 20 trading days within a 30 trading day period following the six month anniversary of the Closing. So long as, at the time of sale, the sales price of the Combined Company’s common stock exceeds $10.00 per share, the terms of the Lock-Up Agreement will permit each stockholder to transfer up to 15% of the shares of common stock owned by such party outside of the forgoing restrictions; provided, however, in the event such stockholder is a member of the board of directors of the Combined Company or holds a management position in Combined Company, such stockholder may not transfer any of the Combined Company common stock pursuant to foregoing exception for a period of 90 days after the date of Closing. The form of Lock-up Agreement is attached to this proxy statement/prospectus as Annex F.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, ROCG, Sponsors and certain stockholders of Tigo will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, ROCG will agree to register for resale, pursuant to Rule 415 under the Securities Act, shares of ROCG common stock that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, ROCG agrees to file a shelf registration statement registering the resale of the common stock within 30 days of the Closing. Up to twice in any 12-month period, certain Tigo stockholders and Sponsors may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $25.0 million. ROCG also agrees to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that ROCG will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.
Convertible Note
On January 9, 2023, Tigo entered into a convertible promissory note purchase agreement (“Note Purchase Agreement”) with L1 Energy Capital Management S.à.r.l., the energy investment division of LetterOne (“L1 Energy”). Pursuant to the Note Purchase Agreement, Tigo issued, in a private placement, a convertible promissory note (the “Convertible Note”) in an aggregate principal amount of $50.0 million. The Convertible Note bears an interest rate of 5.00% per annum and matures on January 9, 2026, unless earlier converted, exchanged or repaid in full.
The Convertible Note is convertible into shares of common stock at any time on or prior to the maturity date, at the election of L1 Energy. Tigo may not voluntarily repay or redeem the Convertible Note prior to the maturity date without the express written consent of L1 Energy, at L1 Energy’s sole discretion.

Tigo will use the proceeds from the sale of the Convertible Note for general corporate purposes, including repayment of existing indebtedness. For a discussion of the potential dilutive impact of the Convertible Note on non-redeeming shareholders, see the sections entitled “Summary — Total Shares to be Issued in the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Promissory Note
Concurrently with the execution of the Merger Agreement, Tigo and the Sponsors entered into the Promissory Note pursuant to which the Sponsors are required to repay the full amount of the expenses funded by Tigo to extend the period for ROCG to consummate a Business Combination as contemplated in the Merger Agreement. Pursuant to the Promissory Note, the outstanding principal amount under the Promissory Note becomes immediately due and payable in full, together with all accrued and unpaid interest thereon, on the earlier of (i) on July 6, 2023, (ii) the consummation of the transactions contemplated by the Sale and Purchase Agreement; or (iii) the termination of the Merger Agreement.
Business Combination Marketing Agreement Termination Agreement
ROCG engaged Roth and Craig-Hallum as advisors in connection with its initial business combination pursuant to the BCMA. ROCG originally agreed to pay Roth and Craig-Hallum a fee for such services upon the consummation of its initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of its initial public offering, including any proceeds from the full or partial exercise of the over-allotment option, or $5,175,000 (the “BCMA Fee”). Concurrently with the execution of the Merger Agreement, Tigo, ROCG, Roth and Craig-Hallum entered into the BCMA Termination Agreement, pursuant to which, at the Closing, the BCMA Fee will not be paid. Instead, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000, “Equity Raised” is defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo, and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share.
Roth and Craig-Hallum agreed to enter into the BCMA Termination Agreement and forgo the BCMA Fee due to the increased likelihood for large redemptions in the general SPAC market compared to the time of the IPO when the parties entered into the BCMA, and to prevent burdening the Combined Company with further transaction expenses. Craig-Hallum agreed to forgo its fee under the BCMA in its entirety due to its lack of involvement in introducing Tigo as a potential business combination target. However, Craig-Hallum has continued to offer services as an advisor to ROCG in connection with its initial business combination. Following the execution of the BCMA Termination Agreement, the only fees payable for any services provided as advisors is the issuance of up to 300,000 shares of ROCG common stock to Roth as described above.
Restrictive Covenant Agreements
In connection with the Merger Agreement, at the Closing, certain employees of Tigo have agreed to enter into restrictive covenant agreements (each, a “Restrictive Covenant Agreement”), which will contain a non-compete, non-solicit and non-disparagement restrictions with a restrictive period of four (4) years from the date of the Closing. They will also include customary confidentiality provisions, among others. The form of Restrictive Covenant Agreement is attached to this proxy statement/prospectus as Annex E.
Employment Agreements
In connection with the Merger Agreement, prior to the Closing, Tigo will negotiate employment agreements (including related to severance provisions) in good faith with each of the employees of Tigo, which will be contingent upon, and effective as of, the Closing.

ROCG Nasdaq Listing (page 234)
The ROCG common stock is currently listed on the Nasdaq under the symbol “ROCG.” Following the Closing, the common stock of the Combined Company (including the common stock issuable in the Business Combination) is expected to be listed on the Nasdaq under the symbol “TYGO.” In connection with the Closing, we intend to apply to continue the listing of the common stock on the Nasdaq and to list the shares of common stock to be issued in connection with the Business Combination.
Total Shares to be Issued in the Business Combination
ROCG’s public stockholders currently own 2,378,249 shares of ROCG common stock, equal to 41.6% of issued and outstanding ROCG common stock, and ROCG’s Sponsors currently own 2,875,000 Founder Shares and 461,500 shares of ROCG common stock that make part of the private placement units, equal to 58.4% of issued and outstanding ROCG common stock.
It is anticipated that, immediately after the Business Combination and if there are no further redemptions, ROCG’s existing stockholders, including the Sponsors, will own approximately 6.5% of the issued and outstanding Combined Company common stock (of which approximately 2.5% will be owned by the Sponsors) and the Tigo stockholders will own approximately 93.5% of the issued and outstanding Combined Company common stock.
For a Description of Combined Company’s capital stock, see the section entitled “Description of Capital Stock of the Combined Company.”
If any of ROCG’s public stockholders exercise their redemption rights, the ownership interest in the Combined Company of ROCG’s public stockholders will decrease and the ownership interest in the Combined Company of Tigo stockholders and the Sponsors will increase. Assuming maximum redemptions by ROCG’s public stockholders, immediately following completion of the Business Combination, ROCG’s existing stockholders, including the Sponsors, will own approximately 2.4% of the issued and outstanding Combined Company common stock (of which approximately 2.4% will be owned by the Sponsors), and Tigo stockholders will own approximately 97.6% of the issued and outstanding Combined Company common stock. If the actual facts are different than these assumptions (based on redemptions by ROCG’s public stockholders, changes in the terms of the Business Combination or otherwise), the percentage ownership interests in the Combined Company post-Business Combination may be different. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
The following table illustrates varying ownership levels of the issued and outstanding common stock of the Combined Company on a fully diluted basis (assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing), assuming varying levels of redemptions by ROCG’s public stockholders. The assumption that L1 Energy does not exercise its right to convert the Convertible Note prior to Closing is based on Tigo’s management’s assumptions as of the date of this proxy statement/prospectus regarding L1 Energy’s investment in Tigo. However, whether L1 Energy exercises its right to convert the Convertible Note prior to Closing is beyond our control. If L1 Energy exercises its right to convert the Convertible Note prior to Closing, varying ownership levels of the issued and outstanding common stock of the Combined Company will change. Please see the table below entitled “Assuming L1 Energy Converts Convertible Note Prior to Closing” showing the impact of L1 Energy’s exercise of its right to convert the Convertible Note prior to Closing.
	No Further Redemption(1)		50% Redemption(1)(2)		Maximum Redemption(1)(3)
ROCG public stockholders(4)	8,128,249	11.6%	6,939,124	10.1%	5,750,000	8.5%
Sponsors(5)	1,586,250	2.3%	1,586,250	2.3%	1,586,250	2.4%
Tigo Stockholders(6)	60,000,000	86.1%	60,000,000	87.6%	60,000,000	89.1%
Pro Forma Combined Company Common Stock	69,714,499	100.00%	68,525,374	100.00%	67,336,250	100.00%

(1)
Please see the table below entitled “Dilution Sources” showing the impact of the exercise of ROCG Warrants above.

(2)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(3)
Assumes that 100% of ROCG’s outstanding Public Shares is redeemed in connection with the Business Combination, which is the maximum permitted taking into account the minimum tangible net assets.

(4)
Includes 5,750,000 shares of ROCG common stock issuable upon exercise of ROCG Public Warrants.

(5)
Includes 18,750 shares of ROCG common stock issuable upon exercise of ROCG Private Warrants and 300,000 shares issuable under the BCMA Termination Agreement.

(6)
Includes (i) 47,250,584 shares of ROCG common stock resulting from conversion of Tigo convertible preferred stock, (ii) 5,562,094 shares of ROCG common stock issued in exchange for shares of Tigo common stock, (iii) 4,335,083 shares of ROCG common stock issuable upon cashless exercise of Tigo options, (iv) 1,721,063 shares of ROCG common stock issuable upon cashless exercise of Tigo warrants and (v) 1,131,176 shares of ROCG common stock issuable as accrued dividends, in each case at an estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

The following table illustrates varying ownership levels of the issued and outstanding common stock of the Combined Company on a fully diluted basis (assuming L1 Energy exercises its right to convert the Convertible Note in full, as further described in the section titled ‘‘Other Agreements — Convertible Note, prior to the Closing), assuming varying levels of redemptions by ROCG’s public stockholders.
	No Further Redemption(1)		50% Redemption(1)(2)		Maximum Redemption(1)(3)
ROCG public stockholders(4)	8,128,249	10.9%	6,939,124	9.4%	5,750,000	7.9%
Sponsors(5)	1,586,250	2.1%	1,586,250	2.2%	1,586,250	2.2%
Tigo Stockholders(6)	59,583,334	79.7%	59,583,334	81.0%	59,583,334	82.4%
L1 Energy(7)	5,416,666	7.3%	5,416,666	7.4%	5,416,666	7.5%
Pro Forma Combined Company Common Stock	74,714,499	100.00%	73,525,374	100.00%	72,336,250	100.00%

(1)
Please see the table below entitled “Dilution Sources” showing the impact of the exercise of ROCG Warrants above.

(2)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(3)
Assumes that 100% of ROCG’s outstanding Public Shares is redeemed in connection with the Business Combination, which is the maximum permitted taking into account the minimum tangible net assets.

(4)
Includes 5,750,000 shares of ROCG common stock issuable upon exercise of ROCG Public Warrants.

(5)
Includes 18,750 shares of ROCG common stock issuable upon exercise of ROCG Private Warrants and 300,000 shares issuable under the BCMA Termination Agreement.

(6)
Includes (i) 46,918,850 shares of ROCG common stock resulting from conversion of Tigo convertible preferred stock, (ii) 5,523,044 shares of ROCG common stock issued in exchange for shares of Tigo common stock, (iii) 4,304,647 shares of ROCG common stock issuable upon cashless exercise of Tigo options, (iv) 1,705,616 shares of ROCG common stock issuable upon cashless exercise of Tigo warrants and (v) 1,131,176 shares of ROCG common stock issuable as accrued dividends, in each case at an estimated Exchange Ratio of 0.2356 pursuant to the Merger Agreement.

(7)
Includes 5,416,666 shares of ROCG common stock issued in exchange for shares of Tigo common stock at an estimated Exchange Ratio of 0.2356 pursuant to the Merger Agreement.

The ownership percentages set forth above and in the tables below include the shares issuable to the parties listed, but do not take into account (i) any shares reserved for issuance under the Equity Incentive Plan or (ii) any backstop commitments or capital raising transactions. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding the various redemption scenarios and the assumptions used in each.
Share ownership and the related voting power presented under each redemptions scenario in the table above are only presented for illustrative purposes. ROCG cannot predict how many ROCG public stockholders will exercise their right to have their shares redeemed for cash. As a result, the redemption amount and the number of public shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of current ROCG stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions.
In addition, the following table illustrates varying ownership levels of holders of ROCG Warrants in Combined Company common stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders, on a fully diluted basis, showing full exercise of ROCG Warrants. The assumptions discussed above continue to apply other than that exercise of ROCG Warrants. The table below does not adjust present adjustment for all of the holders described above, on a percentage basis, but only presents the percentages for holders of ROCG Warrants assuming they exercised their warrants immediately after the Closing (although the terms of the ROCG Warrants only allow exercise beginning 30 days after the Closing and only at an exercise price of $11.50 per share). The ROCG Warrants are not subject to redemption, and accordingly will remain outstanding under any referenced redemption scenario, although given the exercise price of $11.50 per share they are unlikely to be exercised unless the Combined Company common stock trades above such exercise price:
Additional Dilution Sources(1)	Assuming No Further Redemption	% of Total	Assuming 50% Redemption(2)	% of Total	Assuming Maximum Redemption(3)	% of Total
Shares underlying ROCG Warrants(4)	5,768,750	7.7%	5,768,750	7.8%	5,768,750	8.0%

(1)
All share numbers and percentages for the “Additional Dilution Sources” are presented without the potential reduction of any amounts paid by the holders of the given “Additional Dilution Sources” and therefore may overstate the presentation of dilution. Calculation does not give effect to the exercise price of $11.50 paid upon exercise of the ROCG Warrants.

(2)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(3)
Assumes that 100% of ROCG outstanding Public Shares are redeemed in connection with the Business Combination.

(4)
Assumes exercise of all ROCG Warrants exercisable to purchase 5,768,750 shares of ROCG common stock.

In addition to the changes in percentage ownership depicted above, variation in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemptions will increase the dilutive effect of these issuances on non-redeeming holders of our public shares.

The following table shows the dilutive effect and the effect on the per share value of shares of the Combined Company common stock held by non-redeeming holders of ROCG common stock under a range of redemption scenarios and ROCG Warrant exercise scenarios:
	No Further Redemptions		Assuming 50% Redemptions(1)		Maximum Redemptions(2)
	(shares in thousands)
	Shares	Value Per Share(3)	Shares	value Per Share(4)	Shares	Value Per Share(5)
Base Scenario(6)	74,714	$8.03	73,525	$8.16	72,336	$8.29
Excluding Sponsor Shares(7)	73,128	$8.20	71,939	$8.34	70,750	$8.48
Exercising ROCG Warrants(8)(9)	68,946	$8.70	67,757	$8.86	66,568	$9.01

(1)
Amount shown represents share redemption levels reflecting 50% of the redeemable public shares outstanding (approximately 1,189,124 shares).

(2)
Assumes that approximately 100% of ROCG’s outstanding Public Shares are redeemed in connection with the Business Combination.

(3)
Based on a post-transaction equity value of the Combined Company of $600.0 million.

(4)
Based on a post-transaction equity value of the Combined Company of $600.0 million adjusted for 50% redemptions.

(5)
Based on a post-transaction equity value of the Combined Company of $600.0 million adjusted for maximum redemption.

(6)
Represents the post-Closing share ownership in the Combined Company held by non-redeeming holders of ROCG common stock assuming various levels of redemption by holders of ROCG common stock and includes 5,416,666 shares of ROCG common stock assuming conversion of the Convertible Note prior to Closing.

(7)
Represents the Base Scenario excluding the Founder Shares and shares held by the Sponsors (which are referred to collectively in this table as “Sponsor Shares”).

(8)
Represents the Base Scenario plus the full exercise of the ROCG Warrants for 5,768,750 shares of Combined Company common stock.

(9)
Does not account for proceeds paid to ROCG or the Combined Company, if any, in connection with payment of the exercise prices for ROCG Warrants.

For further details, see “Business Combination — Merger Consideration” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination assuming no further redemptions. Where actual amounts are not known or knowable, the figures below represent Tigo and ROCG’s good faith estimate of such amounts assuming a Closing as of [           ], 2023.
Sources		Uses
($ in Millions)
ROCG Cash*	$24.4	New Equity to Tigo	$600.0
Cash from Tigo	44.0	Transaction Expenses	9.0
New Equity to Tigo	600.0	Purchase of ROCG Founder Shares	2.3
		Cash to Balance Sheet	57.1
Total Sources	$668.4	Total Uses	$668.4

The following table summarizes the sources and uses for funding the Business Combination assuming ROCG stockholders exercise their redemption rights assuming maximum redemption. Where actual amounts are not known or knowable, the figures below represent Tigo and ROCG’s good faith estimate of such amounts assuming a Closing as of [           ], 2023.
Sources		Uses
($ in Millions)
ROCG Cash	$—	New Equity to Tigo	$600.0
Cash from Tigo	44.0	Transaction Expenses	9.0
New Equity to Tigo	600.0	Purchase of ROCG Founder Shares	2.3
		Cash to Balance Sheet	32.7
Total Sources	644.0	Total Uses	644.0

*
The amount of ROCG Cash reflects the amount in ROCG’s Trust Account as of January 31, 2023.

Comparison of Stockholders’ Rights (page 257)
Following the Business Combination, the rights of ROCG and Tigo stockholders who become stockholders of the Combined Company in the Business Combination will be governed by the Proposed Charter and the Proposed Bylaws. See “Comparison of Stockholders’ Rights” beginning on page 257.
Summary Risk Factors
You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 34. Such risks include, but are not limited to:
Risks Related to Tigo’s Business and Industry
•
If we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.

•
Demand for our solar energy solutions may not grow or may grow at a slower rate than we anticipate.

•
Developments in alternative technologies or improvements in other forms of distributed solar energy generation may have a material adverse effect on demand for our offerings.

•
The solar industry has historically been cyclical and experienced periodic downturns.

•
Our MLPEs may not achieve broader market acceptance.

•
We have in the past, and may in the future, face product liability lawsuits which, regardless of outcome, can be expensive to defend, divert the attention of management, and lead to reputational harm.

•
If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

•
We anticipate substantial growth in revenue from our Energy Intelligence solution (“EI Solution”). Should a market fail to develop for our EI solution, our actual operating results may differ materially from the forecasted results.

Risks Related to Legal, Compliance and Regulations
•
Our business could be harmed by a reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications.

•
Our management has limited experience in operating a public company.

•
Our significant international operations subject us to additional risks compared to those of domestic companies, including trade tariffs or other trade barriers, and the interpretation and enforcement of laws and regulations in various jurisdictions.

•
Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations

Market Opportunity Risks
•
The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce or develop other smart energy products.

•
A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations, and prospects.

•
If renewable energy technologies are not suitable for widespread adoption or sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales may decline and we may be unable to achieve or sustain profitability.

Operating Risks
•
Our financial condition and results of operations and other key metrics are likely to be affected by seasonal trends and construction cycles.

•
Defects, recalls, or performance problems in our products or delays, disruptions, or quality control problems in our manufacturing operations could result in loss of customers, reputational damage, and decreased revenue, and we may be the subject of numerous claims, including warranty, indemnity, and product liability claims arising from defective products.

•
If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate, our business and financial results could be adversely affected.

•
We expect to incur research and development costs and devote resources to identifying and commercializing new products and services, which may never result in revenue to us.

•
The loss of one or more of our major customers could have an adverse effect on our business, financial condition and results of operations.

•
Our hardware and software-enabled services involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.

•
The growth of our business depends on customers renewing their monitoring services subscriptions.

Third-Party Partner Risks
•
We have in some instances, and may in the future, enter into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

•
We depend on sole-source and limited-source suppliers for key components, raw materials, and products.

•
We depend upon a small number of outside contract manufacturers, distributors, and installers, and our business and operations could be disrupted if we encounter problems with these third parties or they do not perform at the expected level.

Cybersecurity and Information Technology Risks
•
We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing and transfer of personal information and any unauthorized access to, or disclosure or theft of personal information we gather, store or use could harm our reputation and subject us to claims or litigation.

Competition Risks
•
We currently face and will continue to face significant competition.

•
We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations.

•
The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects.

Risks Related to Intellectual Property and Technology
•
Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection.

•
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

•
Any unauthorized access to, disclosure, or theft of personal information we gather, store, or use could harm our reputation and subject us to claims or litigation.

Risks Related to Our Financial Condition and Liquidity
•
We are under continuous pressure to reduce the prices of our products, which has adversely affected, and may continue to adversely affect, our gross margins.

•
If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, difficulties in planning expenses or disputes with suppliers, any of which will adversely affect our business and financial condition.

Risks Related to ROCG and the Business Combination
•
ROCG stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

•
The Sponsors have agreed to vote in favor of the Business Combination, regardless of how ROCG public stockholders vote.

•
ROCG has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to ROCG or our stockholders from a financial point of view.

•
We are required to continue our efforts to obtain our stockholders’ approval of the Business Combination even if our stockholders do not approve the Business Combination at the Special Meeting, which could delay and adversely impact our ability to complete an alternate business combination.

•
If the conditions to the Merger Agreement are not satisfied or waived, the Business Combination may not occur.

•
The exercise of discretion by our directors and officers in agreeing to changes in the terms of the Merger Agreement, consenting to actions taken or proposed to be taken by Tigo or waivers of the conditions to ROCG’s obligation to consummate the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in ROCG’s stockholders’ best interest.

•
ROCG and Tigo will incur significant transaction and transition costs in connection with the Business Combination.

•
The announcement of the proposed Business Combination could disrupt Tigo’s relationships with its customers, business partners and others, as well as its (and consequently the Combined Company’s) operating results and business generally.

•
After consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

•
There are risks to our public stockholders who are not affiliates of the Sponsors of becoming stockholders of the Combined Company through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.

•
The historical financial data for Tigo and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.

•
We have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that we will be unable to continue as a going concern if we do not consummate an initial business combination by July 10, 2023. If we are unable to effect an initial business combination by July 10, 2023, we will be forced to liquidate and our warrants will expire worthless.

•
We will incur increased costs as a result of operating as a public company, and the Combined Company’s management will be required to devote substantial time to new compliance and investor relations initiatives.

•
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the Redemption Price received by public stockholders may be less than $10.00 per share (which was the offering price per unit in our IPO).

Risks Related to Ownership of Our Common Stock and Warrants Following the Business Combination
•
The price of the Combined Company’s common stock and warrants may be volatile.

•
Future resales of common stock after the consummation of the Business Combination may cause the market price of the Combined Company’s securities to drop significantly, even if the Combined Company’s business is doing well.

•
If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the Combined Company’s common stock may decline.

•
Nasdaq may not list the Combined Company’s securities on its exchange, and the Combined Company may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

•
If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

•
Future sales, or the perception of future sales, of our common stock by us or our existing stockholders in the public market following the Closing could cause the market price for our common stock to decline.

•
Warrants will become exercisable for the Combined Company common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

•
Even if the Business Combination is consummated, the warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding warrants approve of such amendment.

•
Your unexpired warrants may be redeemed prior to their exercise at a time that may be disadvantageous to you, thereby making your warrants worthless.

•
Even if the Business Combination is consummated, the warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding warrants approve of such amendment.

Tax Considerations (page 250)
For a discussion of the material U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of their redemption rights and for holders of Tigo common stock with respect to the Merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 251.
Information about ROCG (page 122)
ROCG is a blank check company formed under the laws of the State of Delaware on February 13, 2019, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The ROCG common stock, units, and warrants are currently listed on the Nasdaq under the symbols “ROCG,” “ROCGU,” and “ROCGW,” respectively. The mailing address of ROCG’s principal executive office is 888 San Clemente Drive, Newport Beach, CA 9266 and the telephone number of ROCG’s principal executive office is (949) 720-5700.
Information about Tigo (page 151)
655 Campbell Technology Parkway
Suite 150
Campbell, CA 95008
Tigo Energy, Inc. was founded in 2007. Tigo is a Delaware corporation headquartered in Campbell, California that develops and manufactures smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. Tigo combines its Flex MLPE (Module Level Power Electronics) and solar optimizer technology with intelligent, cloud-based software capabilities for advanced energy monitoring and control. Tigo MLPE products maximize performance, enable real-time energy monitoring, and provide code-required rapid shutdown at the module level. Tigo also develops and manufactures products such as inverters and battery storage systems for the residential solar-plus-storage market.

SUMMARY HISTORICAL FINANCIAL DATA FOR ROCG
ROCG’s balance sheet data as of September 30, 2022 is derived from ROCG’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus. ROCG’s balance sheet data as of December 31, 2021 and 2020 is derived from ROCG’s audited financial statements for the years ended December 31, 2021 and 2020 included elsewhere in this proxy statement/prospectus. You should read the following summary financial information in conjunction with the sections titled “Selected Historical Financial Information of ROCG” and “ROCG Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ROCG’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus.
We have not had any significant operations to date, so only balance sheet data is presented. Our only activities from inception through September 30, 2022 were organizational activities and those necessary to complete the ROCG IPO.
		December 31,
	September 30, 2022	2021	2020
	(Unaudited)
Balance Sheet Data:
Cash	$266,462	$802,606	$22,791
Marketable securities held in Trust Account	$117,448,790	$116,738,316	$—
Total assets	$117,885,386	$117,832,338	$23,260
Total liabilities	$246,635	$244,793	$1,450
Total stockholders’ equity	$562,568	$862,595	$21,810
Working Capital(1)	$562,568	$759,746	$21,341

(1)
Excludes franchise and income taxes payable, as such amounts can be paid from the interest earned in the ROCG’s Trust Account.

SUMMARY HISTORICAL FINANCIAL DATA FOR TIGO
The selected historical condensed consolidated statements of operations data of Tigo for the nine months ended September 30, 2022 and 2021 and the condensed consolidated balance sheet data as of September 30, 2022 are derived from Tigo’s unaudited condensed consolidated interim financial statements included elsewhere in this proxy statement/prospectus. The selected historical consolidated statements of operations data of Tigo for the years ended December 31, 2021 and 2020 and the historical consolidated balance sheet data as of December 31, 2021 and 2020 are derived from Tigo’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated interim financial data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of Tigo’s management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data.
Tigo’s historical results are not necessarily indicative of the results that may be expected in the future and Tigo’s results for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022 or any other period. You should read the following selected historical consolidated financial data together with the sections entitled “Tigo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Tigo’s audited consolidated financial statements and accompanying notes and unaudited condensed consolidated interim financial statements and accompanying notes included elsewhere in this proxy statement/prospectus.
Tigo is providing the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the Business Combination.
	Nine Months Ended September 30,		Year Ended December 31,
	2022 (unaudited)	2021 (unaudited)	2021	2020
	(in thousands, except for share data and per share amounts)
Revenue, net	$50,382	$36,576	$43,642	$33,289
Cost of revenue	35,579	25,162	31,003	22,751
Gross Margin	14,803	11,414	12,639	10,538
Operating expenses:
Research and development	4,476	4,151	5,763	4,064
Sales and marketing	7,348	5,313	7,571	4,445
General and administrative	6,034	2,064	3,019	2,745
Total operating expenses	17,858	11,528	16,353	11,254
Loss from operations	(3,055)	(114)	(3,714)	(716)
Interest and other expenses (income):
Change in fair value of preferred stock warrant liability	(37)	121	192	(155)
Change in fair value of derivative liability	—	68	68	526
Loss (gain) on debt extinguishment	3,613	(900)	(1,801)	(605)
Interest expense	1,241	1,995	2,506	5,529
Other expense (income), net	68	30	(16)	163
Total interest and other expenses, net	4,885	1,314	949	5,458
Loss before income taxes	(7,940)	(1,428)	(4,663)	(6,174)
Income tax expense	—	—	200	23
Net loss	(7,940)	(1,428)	(4,863)	(6,197)
Gain upon settlement of Series B-1 and C convertible preferred stock	—	—	—	18,321
Net income (loss) attributable to common stockholders	$(7,940)	$(1,428)	$(4,863)	$12,124

	Nine Months Ended September 30,		Year Ended December 31,
	2022 (unaudited)	2021 (unaudited)	2021	2020
	(in thousands, except for share data and per share amounts)
Share information:
Net income (loss) per share of common stock, basic	$(0.38)	$(0.07)	$(0.24)	$0.09
Net loss per share of common stock, diluted	$(0.38)	$(0.07)	$(0.24)	$(0.28)
Weighted-average shares of common stock outstanding, basic	20,797,120	20,336,683	20,389,634	19,972,313
Weighted-average shares of common stock outstanding, diluted	20,797,120	20,336,683	20,389,634	60,127,450

	September 30, 2022	December 31,
Balance Sheet Data		2021	2020
	(in thousands)
Cash and restricted cash	$43,551	$7,474	$5,490
Accounts receivable, net of allowance	$14,490	$3,879	$4,472
Total assets	$77,878	$23,958	$16,088
Total liabilities	$47,992	$27,484	$37,216
Total redeemable convertible preferred stock	$87,210	$46,370	$24,177
Total stockholders’ deficit	$(57,324)	$(49,896)	$(45,305)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to the “Combined Company” refer to ROCG and its wholly owned subsidiaries after giving effect to the Business Combination.
The summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the Business Combination, Tigo’s issuance of the Convertible Note, and the other events contemplated by the Merger Agreement described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ROCG is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of the Combined Company will represent a continuation of the consolidated financial statements of Tigo with the Business Combination treated as the equivalent of Tigo issuing stock for the net assets of ROCG, accompanied by a recapitalization. The net assets of ROCG will be stated at historical cost, with no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Tigo in future reports of the Combined Company.
The summary unaudited pro forma condensed combined balance sheet data as of September 30, 2022 gives pro forma effect to the Business Combination and Tigo’s issuance of the Convertible Note as if it had occurred on September 30, 2022. The summary unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2022 and year ended December 31, 2021 give effect to the Business Combination and Tigo’s issuance of the Convertible Note as if it had occurred on January 1, 2021, the beginning of the earliest period presented.
The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of the Combined Company appearing elsewhere in this proxy statement/prospectus and the accompanying notes in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”. The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements and related notes of ROCG and Tigo for the applicable periods included elsewhere in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the Business Combination and the other events contemplated by the Merger Agreement been completed as of the dates indicated. The Summary Pro Forma Information does not purport to project the future financial position or operating results of the Combined Company following the reverse capitalization.
ROCG is providing the following Summary Pro Forma Information to assist you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by ROCG’s public shareholders of shares of ROCG common stock subject to possible redemption for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account:
•
Assuming No Redemption  —  this scenario assumes that no public stockholders of ROCG exercise their redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account upon consummation of the Business Combination.

•
Assuming Extension Redemption  — this scenario takes into account 9,121,751 shares of ROCG redeemable common stock that were tendered for redemption in connection with the special meeting of shareholders held on December 20, 2022 at an assumed redemption price of $10.24 per share.

•
Assuming Maximum Redemption  —   this scenario assumes that 11,500,000 shares of redeemable common stock of ROCG are redeemed for an aggregate payment of $117.4 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of $10.24 per share based on the Trust Account balance of ROCG as of September 30, 2022.

The following summarizes the pro forma Combined Company common stock issued and outstanding immediately after the Business Combination on a fully diluted basis (assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing), presented under the three redemption scenarios:
	Share Ownership of Combined Company
	Pro Forma Combined (Assuming No Redemption)		Pro Forma Combined (Assuming Extension Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
Tigo Stockholders(1)(2)(3)(4)	55,467,360	80.9%	55,467,360	93.4%	55,467,360	97.3%
ROCG’s public shareholders(5)	11,500,000	16.8%	2,378,249	4.0%	—	0.0%
Sponsors(6)(7)	1,567,500	2.3%	1,567,500	2.6%	1,567,500	2.7%
Total	68,534,860	100.0%	59,413,109	100.0%	57,034,860	100.0%

(1)
Includes 49,905,266 shares of ROCG common stock resulting from conversion of Tigo convertible preferred stock and net exercise of Tigo common stock warrants at an estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

(2)
Excludes 197,557 shares of ROCG common stock issuable upon cashless exercise of Tigo warrants at estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

(3)
Excludes 4,335,083 shares of ROCG common stock issuable upon cashless exercise of Tigo options at estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

(4)
Excludes 5,454,545 shares of ROCG common stock issuable upon conversion of the Convertible Note at an estimated Exchange Ratio of 0.2373 pursuant to the Convertible Note.

(5)
Excludes 5,750,000 shares of ROCG common stock issuable upon exercise of ROCG Public Warrants.

(6)
Excludes 18,750 shares of ROCG common stock issuable upon exercise of ROCG Private Warrants.

(7)
Includes 300,000 shares issuable under the BCMA Termination Agreement.

The three alternative levels of redemption assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the Closing. There are also no adjustments for the estimated 4,532,640 shares reserved for the potential future issuance of the Combined Company’s common stock upon the exercise of the Combined Company options and warrants to be issued to holders of Tigo options and warrants upon the consummation of the Business Combination, as such events have not yet occurred.
If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Extension Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2022
Cash	$198,181	$104,762	$80,732
Total assets	$234,198	$140,779	$116,749
Total liabilities	$97,524	$97,524	$97,524
Total stockholders’ equity	$136,674	$43,255	$19,225

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Extension Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended September 30, 2022
Revenue	$50,382	$50,382	$50,382
Net loss	$(10,577)	$(10,577)	$(10,577)
Net loss per share – basic and diluted	$(0.15)	$(0.18)	$(0.19)
Weighted-average shares outstanding – basic and diluted	68,534,860	59,413,109	57,034,860
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2021
Revenue	$43,642	$43,642	$43,642
Net loss	$(7,675)	$(7,675)	$(7,675)
Net loss per share – basic and diluted	$(0.11)	$(0.13)	$(0.13)
Weighted-average shares outstanding – basic and diluted	68,534,860	59,413,109	57,034,860

RISK FACTORS
The following risk factors will apply to our business and operations following the completion of the Business Combination. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Tigo and our business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of common stock. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, prospects, financial condition or operating results. The following discussion should be read in conjunction with our financial statements and the financial statements of Tigo and notes to the financial statements included herein.
Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refers to Tigo and its subsidiaries.
Risks Related to Our Business and Our Industry
We have a history of generating net losses, and if we are unable to achieve adequate revenue growth while our expenses increase, we may not achieve or maintain profitability in the future.
We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We experienced net losses of $4.9 million and $6.2 million for the years ended December 31, 2021 and 2020 respectively. As of September 30, 2022, we had an accumulated deficit of $63.1 million. While we have experienced significant growth in revenue in recent periods, we cannot accurately predict when or whether we will reach or maintain profitability. We expect our costs will increase over time and our losses to continue as we expect to continue to invest significant additional funds in expanding our business, sales, and marketing activities, research and development as we continue to develop our products and services, and maintain high levels of customer support, each of which we consider critical to our continued success. We also expect to incur additional general and administrative expenses as a result of our growth and expect our costs to increase to support our operations as a public company. Historically, our costs have increased over the years due to these factors, and we expect to continue to incur increasing costs to support our anticipated future growth. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability.
Further, we may make decisions that would adversely affect our short-term operating results if we believe those decisions will improve the experiences of our customers and if we believe such decisions will improve our operating results over the long term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.
The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our future prospects. Our entry into other adjacent markets is new and highly competitive and it is difficult to evaluate our future in these new markets as well.
The rapidly evolving and competitive nature of the solar industry makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. The future energy management services that we intend to offer are new to us and these are highly competitive markets in which we will need to compete. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. The viability and demand for our products may be affected by many factors outside of our control, including, but not limited to:
•
cost competitiveness, reliability and performance of our solar systems compared to conventional and non-solar renewable energy sources and products;

•
competing new technologies at more competitive prices than those we offer for our products;

•
availability and amount of government subsidies and incentives to support the development and deployment of solar energy solutions;

•
the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation;

•
prices of traditional carbon-based energy sources;

•
levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows; and

•
the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.

Developments in alternative technologies or improvements in distributed solar energy generation may have a material adverse effect on demand for our products.
Significant developments in alternative technologies, such as advances in other forms of distributed solar photovoltaic (“PV”) power generation, storage solutions (such as batteries), the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production, may have a material adverse effect on our business and prospects. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.
The solar industry has historically been cyclical and experienced periodic downturns.
Our future success partly depends on continued demand for solar PV systems in the end-markets we serve, including residential, commercial and utility sectors across the world. The solar industry has historically been cyclical and has experienced periodic downturns which may affect the demand for our products. The solar industry has undergone challenging business conditions in past years, mainly as a result of overproduction, and reductions in applicable governmental subsidies, contributing to demand decreases. Therefore, there is no assurance that the solar industry will not suffer significant downturns in the future, which will adversely affect demand for our solar products and our results of operations.
Defects or performance problems in our products or delays, disruptions, or quality control problems in our manufacturing operations could result in loss of customers, reputational damage, and decreased revenue, and we may face warranty, indemnity, and product liability claims arising from defective products. If any energy storage systems procured from original equipment manufacturer (“OEM”) suppliers and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.
Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects, or poor performance in our products could result in the replacement or recall of our products, or components thereof, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our personnel from our product development efforts, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. A product recall of a competitor’s product may also result in negative publicity towards the market we operate in and damage our brand.
Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition. If one of our products were to cause injury to someone or cause property damage then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole.
In most cases, we offer a minimum 10-year limited warranty for our products to conform to specification and drawings applicable under normal use and service conditions. We also offer a 25 year limited warranty covering defects in design, materials, workmanship, and manufacturing of our products under normal use and service conditions. Therefore, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we do have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expenses to repair or replace defective products in the future or to compensate customers for defective products.
Our business has been and could continue to be affected by seasonal trends and construction cycles.
We have been and could continue to be subject to industry-specific seasonal fluctuations. Historically, the majority of our revenues are from the North American and European regions which experience higher sales of our products in the second and third quarters and have been affected by seasonal customer demand trends, including weather patterns and construction cycles. The first and fourth quarters historically have had softer customer demand in our industry, due to these same factors. In addition, construction levels of new solar PV projects, which create demand for our products, are typically slower in colder and wetter months. In European countries with Feed-in-Tariffs (FiTs), the construction of solar PV systems requiring our products may be concentrated during the second half of the calendar year, largely due to the annual reduction of the applicable minimum FiT and the fact that the coldest winter months are January through March. Accordingly, our business and quarterly results of operations could be affected by seasonal fluctuations in the future.
We depend upon a small number of outside contract manufacturers, and our business and operations could be disrupted if we encounter problems with these contract manufacturers.
We heavily rely upon our contract manufacturers to manufacture most of our products. We mainly rely on four contract manufacturers. Any change in our relationship or contractual terms with our contract manufacturers, or changes in our contract manufacturers’ ability to comply with their contractual obligations could adversely affect our financial condition and results of operations. Our reliance on a small number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. In addition, we will remain heavily dependent on suppliers of the components needed for our manufacturing.
The revenues that our contract manufacturers generate from our orders represent a relatively small percentage of their overall revenues. As a result, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner, especially in light of restrictions imposed by COVID-19. In addition, the facilities in which our products are manufactured are located outside of the U.S., currently in the Philippines, Taiwan and China. The location of these facilities outside of key markets such as the U.S. increases shipping time, thereby causing a long lead time between manufacturing and delivery.
If our contract manufacturers were unable or unwilling to manufacture our products in required volumes and at high quality levels or renew existing terms under supply agreements, we would have to identify, qualify, and select acceptable alternative contract manufacturers, which may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers, subject us to liquidated damages for late deliveries, and damage our reputation with local installers and potential end-users, all of which will cause us to forego potential revenue opportunities. Further, the ramp of a new contract manufacturer is time consuming and draining on the resources of our operations team.
We rely primarily on distributors and installers of solar financing to assist in selling our products to customers, and the failure of these providers to perform at the expected level, or at all, could have an adverse effect on our business, financial condition and results of our operations.
During the year ended December 31, 2021, one customer accounted for approximately 14% of our annual revenue, net for such period. During the year ended December 31, 2020, our two largest customers accounted for 7% and 5%, respectively, of our annual revenue, net for such period. Our customers’ decisions to purchase our products are influenced by a number of factors outside of our control. The agreements we have with some of our largest customers do not have long-term purchase commitments. While we do not believe we are dependent on any one individual customer in the long-term, the loss of, or events affecting, one or more of these customers could have a material adverse effect on our business, financial condition, and results of operations.
In addition, we do not have exclusive arrangements with our third-party distributors. Many of our distributors also market and sell products from our competitors. These distributors may terminate their relationships with us at any time and with little or no notice. Further, these distributors may fail to devote resources necessary to sell our products at the prices, in the volumes, and within the time frames that we expect, or may focus their marketing and sales efforts on products of our competitors. Termination of agreements with current distributors, failure by these distributors to perform as expected, or failure by us to cultivate new distributor relationships, could hinder our ability to expand our operations and harm our revenue and results of operations.
We anticipate a significant portion of our future sales will come from residential solar energy system customers in the U.S. If our expectations do not materialize, our revenue, financial condition and business could be adversely affected.
We anticipate a portion of our revenue growth will be driven by residential solar energy system customers in the U.S. If our expectations do not materialize, or if we lose key residential solar energy system customers, or if key residential solar energy system customers reduce or stop placing orders for our high-volume products, our financial results could be adversely affected. Significant reductions in sales to this customer, or any other large, direct customers, or a general decrease in demand for our products within a short period of time could adversely affect our revenue, financial condition, and business.
The loss of, or events affecting, one or more of our major customers could reduce our sales and have an adverse effect on our business, financial condition and results of operations.
Our customers’ decisions to purchase our products are influenced by a number of factors outside of our control, including retail energy prices and government regulation and incentives, among others. Although we have agreements with some of our largest customers, these agreements generally do not have long-term purchase commitments and are generally terminable by either party by providing written notice ahead of an annual renewal. In addition, these customers may decide to no longer use, or to reduce the use of, our products and services for other reasons that may be out of our control. We may also be affected by events impacting our large customers that result in their decreasing their orders with us or impairing their ability to pay for our products. The loss of, or events affecting, one or more of our large customers have had from time to time, and could in the future have a material adverse effect on our business, financial condition and results of operations.
Our MLPEs may not achieve broader market acceptance, which would prevent us from increasing our revenue and market share.
If we fail to achieve broader market acceptance of our products, there would be an adverse impact on our ability to increase our revenue, and gain market share. Our ability to achieve broader market acceptance for our products will be impacted by a number of factors, including:

•
our ability to produce products that compete favorably against other solutions on the basis of price, quality, reliability and performance;

•
our ability to timely introduce and complete new designs and timely qualify and certify our products;

•
whether installers, system owners and solar financing providers will continue to adopt our systems, which have a relatively limited history with respect to reliability and performance;

•
whether installers, system owners and solar financing providers will adopt our storage solution, which is a relatively new technology with a limited history with respect to reliability and performance;

•
the ability of prospective system owners to obtain long-term financing for solar PV installations based on our product platform on acceptable terms or at all;

•
our ability to develop products that comply with local standards and regulatory requirements, as well as potential in-country manufacturing requirements; and

•
our ability to develop and maintain successful relationships with our customers and suppliers.

In addition, our ability to achieve increased market share will depend on our ability to increase sales to established solar installers, who have traditionally sold central or string inverters, or who currently sell DC-to-DC optimizers. These installers often have made substantial investments in design, installation resources and training in traditional central or string inverter systems or DC optimizers, which may create challenges for us to achieve their adoption of our solutions.
Mergers in the solar industry among our current or potential customers may adversely affect our competitive position.
There has been an increase in consolidation activity among distributors, large installers, and other strategic partners in the solar industry. For example, in October 2020, Sunrun, a leading provider of residential solar, battery storage and energy services, acquired Vivint Solar. If this consolidation continues, it will further increase our reliance on a small number of customers for a significant portion of our sales and may negatively impact our competitive position in the solar market.
Our recent and planned expansion into existing and new geographic markets or new product lines or services could subject us to additional business, financial, and competitive risks.
We have in the past, and may in the future, evaluate opportunities to expand into new geographic markets and introduce new product offerings and services. We also may from time to time engage in acquisitions of businesses or product lines with the potential to strengthen and expand our market position, our technological capabilities, or provide synergy opportunities. For example, we intend to continue to introduce new products targeted at large commercial and utility-scale installations and to continue to expand into other international markets.
Our success operating in these new markets will depend on a number of factors, including our ability to develop solutions to address the requirements of residential and utility-scale solar PV markets, timely certification of new products, our ability to manage increased manufacturing capacity and production, and to identify and integrate any acquired businesses.
Further, we expect these new solar PV markets and the additional markets we have entered, or may enter, to have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences include differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties, or other trade restrictions, limited or unfavorable intellectual property protection, international, political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended.

Failure to develop and introduce these new products successfully, to successfully integrate acquired businesses or to otherwise manage the risks and challenges associated with our potential expansion into new product and geographic markets, could adversely affect our revenues.
Our financial projections included in this proxy statement/prospectus rely in large part upon assumptions and analyses developed by us. If these assumptions prove to be incorrect, our actual operating results may differ materially from the forecasted results.
The financial projections included in this proxy statement/prospectus are based on our estimates and assumptions as of the date of this proxy statement/prospectus concerning various factors that are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially. These estimates and assumptions include, among others: estimates of the total addressable market for products produced using our technologies; assumptions regarding industry demand and performance under existing agreements and agreements currently under negotiation; assumptions regarding our ability to identify and convert new customers; estimates of our ability to retain and add capacity with existing customers; assumptions regarding our ability to scale production to meet current and future demand; and assumptions regarding research, product development, operational execution and demand. These estimates and assumptions are subject to various factors beyond our control, including, for example, changes in industry partner demand, changes in the supply of raw materials used in our products, changes in the regulatory environment, the impact of global health crises (including the COVID-19 pandemic), the imposition or heightening of sanctions or other economic or military measures in relation to the current Russia-Ukraine conflict, and changes in our executive team. Notably, our financial projections reflect assumptions regarding contracts that are currently under negotiation with, as well as indications of interest from, potential industry partners who may withdraw at any time. Accordingly, our future financial condition and results of operations may differ materially from our projections included in this proxy statement/prospectus.
In addition, if we experience high redemptions by ROCG public stockholders in connection with the Business Combination, we will have less Trust Account proceeds available to pursue our anticipated growth strategies than the at least $24.4 million in proceeds initially expected, which could have a material impact on our projected estimates and assumptions and actual results of operations and financial condition. The estimates and assumptions used in building the Tigo Forecasts (as defined herein) required the exercise of judgment and were and continue to be subject to various economic, business, competitive, regulatory, legislative, political and other factors. There can be no assurance that the projected results will be realized even after accounting for the differences discussed herein, or that actual results will not be significantly higher or lower than estimated. Our failure to achieve our projected results could harm the trading price of the Combined Company common stock and the Combined Company’s financial position following the completion of the Business Combination, and adversely affect the Combined Company’s future profitability, if any, and cash flows.
Except to the extent required by applicable law, neither we nor ROCG have any duty to update the financial projections included in this proxy statement/prospectus. Our failure to achieve our projected results could harm the trading price of our securities and our financial position following the completion of the Business Combination.
We anticipate, and our financial projections currently account for, a significant increase in revenue from our Energy Intelligence solution (“EI solution”). Revenue from the Tigo EI solution will partially depend on our ability to educate existing and potential customers on the benefits of our EI solution. Should a market fail to develop for our EI solution, our actual operating results may differ materially from the forecasted results.
Our future success depends, in part, on the commercial acceptance of our EI solution. The market for our EI solution is relatively new and rapidly evolving. If we are unable to educate our existing and potential customers about the advantages of our EI solution over competing products and services, our ability to sell our EI solution will be limited. In addition, the energy storage market is rapidly evolving and, therefore, it is difficult to accurately assess the size of the addressable market and we may have limited insight into trends that may emerge and affect our business, results of operations or financial condition. If the market for our demand response solutions and EI solution does not continue to develop, or if we do not keep up with market trends, our ability to grow our business could be limited and we may not be able to operate profitably.

We expect that our EI solution will generate over 25% of our total revenue for the year ended December 31, 2023, while only constituting a de minimis amount of revenue for the nine-month period ended September 30, 2022. In the event that a market for our EI solution does not develop as expected, our business and future growth prospects could be materially harmed.
Our success in marketing and selling our products depend, in part, upon our ability to continue to work closely with leading solar manufacturers.
We continue to work on variants of our integrated solar systems that are compatible with all major module manufacturers. The market success of such integrated solar PV solutions and future product offerings will depend in part on our ability to continue to work closely with major solar module manufacturers to ensure our products remain compatible with their designs and products going forward. We may not be able to encourage solar module manufacturers to work with us on the development of such compatible solutions for a variety of reasons, including differences in marketing or selling strategy, competitive considerations, lack of competitive pricing and technological compatibility. In addition, our ability to form effective partnerships with solar module manufacturers may be adversely affected by the substantial challenges faced by many of these manufacturers due to declining prices and revenues from sales of solar modules and the tariffs in the U.S.
We have in the past, and may in the future, face product liability lawsuits which, regardless of outcome, can be expensive to defend, divert the attention of management, and lead to reputational harm.
Solar power systems have the capacity to produce high electric voltages. The component parts in such systems may experience a breakdown of continuity or breakdown of insulation, which can generate sustained electrical arcs. Electrical arcs produce a discharge of electric current across a gap in a circuit, which creates a risk of thermal events, damage or injury to installers and other personnel. We have in the past, and may in the future, face product liability lawsuits and adverse publicity as a result of thermal events, which may cause reputational damage, divert the attention of management or adversely affect our financial condition.
If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.
We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our hardware and software-enabled services, and negatively impact our business, financial condition and operating results. In particular, we are highly dependent on the services of our Chief Executive Officer and Chairman, as he possesses technical knowledge of our business, operations, and strategy. If we lose his services or if he decides to join a competitor or otherwise compete directly or indirectly with us, our business, operating results and financial condition could be materially harmed. We also depend on the skills and knowledge of our Chief Financial Officer, Vice President of Hardware R&D and Vice President of Software R&D. We cannot assure you that we will be able to successfully attract and retain senior leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field, and competition for qualified personnel is especially intense in the San Francisco Bay Area, where our principal offices are located.
All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled executives and employees in the technology industry is intense, and our competitors have targeted individuals in our organization that have desired skills and experience. If we are not able to continue to attract, train and retain our leadership team and our qualified employees necessary for our business, the progress of our product development programs could be hindered, and we could be materially adversely affected. To help attract, retain and motivate our executives and qualified employees, we use stock-based incentive awards, including restricted stock units. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock, or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate our executives and employees could be weakened, which could harm our business and results of operations. Also, if the value of our stock awards increases substantially, this could potentially create substantial personal wealth for our executives and employees and affect our ability to retain our personnel. In addition, any future restructuring plans may adversely impact our ability to attract and retain key employees.
Any failure by management to properly manage growth could have a material adverse effect on our business, operating results and financial condition.
Our business has grown rapidly, and if our business develops as currently expected, we anticipate that we will continue to grow rapidly in the near future. Our expected rapid growth could place significant demands on our management, operations, systems, accounting, internal controls and financial resources, and it may also negatively impact our ability to retain key personnel. If we experience difficulties in any of these or other areas, we may not be able to expand our business successfully or effectively manage our growth. Any failure by management to manage our growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.
We may not realize the anticipated benefits of past or future acquisitions, including our recent acquisition of Foresight Energy Ltd. (“Foresight”), and the integration of Foresight or other acquired businesses may disrupt our business and management, which could adversely affect our business, operating results and financial condition.
On November 29, 2022, we entered into an agreement to acquire all of the issued and outstanding share capital of Foresight, a software company organized under the laws of the state of Israel. We may not realize the anticipated benefits of our acquisition of Foresight, or such other acquisitions, and we may encounter substantial difficulties, costs and delays involved in integrating such businesses into our operations, including exposure to unknown liabilities, potential conflicts in business cultures, failure to maximize our financial and strategic position, failure to achieve planned synergies or expected financial results benefits and failure to realize the potential of Foresight’s technologies or properly obtain or secure protection of intellectual property rights. Ultimately, there can be no assurance that we will successfully integrate our acquisition of Foresight or any future acquisition and we may not realize the benefits of such acquisitions to the extent anticipated, which could adversely affect our business, operating results and financial condition.
Risks Related to Legal, Compliance and Regulations
The reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications across various jurisdictions in which we operate could reduce demand for solar PV systems and harm our business.
We have a worldwide footprint and have product installations in over 100 countries on all seven continents. We generated 61% and 68% of our revenues from foreign customers during the years ended December 31, 2021 and December 31, 2020, respectively, as well as 71% and 52% of our revenues from foreign customers during the nine months ended September 30, 2022 and September 30, 2021, respectively. Given our dynamic customer makeup across the world, we and our customers are subject to governmental policies applicable to renewable energy development in numerous jurisdictions.
Federal, state, local and foreign government bodies provide incentives to promote solar electricity in the form of rebates, tax credits or exemptions and other financial incentives. The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of government and economic incentives. Because our customers’ sales are typically into the on-grid market, the reduction, elimination or expiration of government subsidies and incentives for on-grid solar electricity may negatively affect the desirability of solar electricity and could harm or halt the growth of the solar electricity industry and our business. For instance, the Renewable Energy and Job Creation Act of 2008 provided a 30% federal tax credit for residential and commercial solar installations through December 31, 2019, which was reduced to a tax credit of 26% for any solar energy system that began construction during 2020 through December 31, 2022, and 22% thereafter to December 31, 2023 before being reduced to 10% for commercial installations and 0% for residential installations beginning on January 1, 2024. As a result, several of our customers explored opportunities to purchase products in 2019 to take advantage of safe harbor guidance from the IRS published in June 2018, allowing them to preserve the historical 30% investment tax credit for solar equipment purchased in 2019 for solar projects that are completed after December 31, 2019. On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022 (the “IR Act”), which among other things, extended the 30% investment tax credit for installations of solar systems through the end of 2032, reduced to 26% for 2033, 22% for 2024 and 0% thereafter. These tax credits could be reduced or eliminated as part of future U.S. tax legislation, changes or regulatory reform initiatives by the current Congress or the new presidential administration. The reduction in the investment tax credit could reduce the demand for solar energy solutions in the U.S. which would have an adverse impact on our business, financial condition and results of operations. Furthermore, due to the continued economic downturn from COVID-19, many of the institutions utilizing investment tax credit may significantly pull back or no longer have the ability to invest, meaning that financing for solar projects may become seriously diminished.
In general subsidies and incentives may expire on a particular date, end when the allocated funding is reduced or terminated due to, inter alia, legal challenges, adoption of new statutes or regulations or the passage of time. These reductions or terminations often occur without warning.
In addition, net energy metering tariffs are being evaluated and, in some instances modified, which may have a negative impact on future inverter sales. The existing California net energy metering tariff has been very successful in incentivizing the installation of residential solar power systems, but future legislative or regulatory changes in California may discourage further growth in the residential solar market.
Certain countries have proposed or enacted taxes levied on renewable energy. These and related developments have significantly impacted the solar industry in Europe and may adversely affect the future demand for the solar energy solutions in Europe.
In addition, several jurisdictions have adopted renewable portfolio standards mandating that a certain portion of electricity delivered by utilities to customers come from a set of eligible renewable energy resources, such as solar, by a certain compliance date. Under some programs, a utility can receive a “credit” for renewable energy produced by a third party by either purchasing the electricity directly from the producer or paying a fee to obtain the right to renewable energy generated but used or sold by the generator. A renewable energy credit allows the utility to add this electricity to its renewable portfolio requirement without actually expending the capital for generating facilities. However, there can be no assurances that such policies will continue. Reduction or elimination of renewable portfolio standards or successful efforts to meet current standards could harm or halt the growth of the solar PV industry and our business.
Federal, state, local and foreign tax credits, grants and other incentive programs have had a positive effect on our sales since inception. However, unless these programs are further extended or modified to allow for continued growth in the residential solar market, the phase-out of such programs could adversely affect sales of our products in the future. Reductions in incentives and uncertainty around future energy policy, including local content requirements, have negatively affected and may continue to negatively affect our business, financial condition, and results of operations as we seek to increase our business domestically and abroad. Additionally, as we further expand to other countries, changes in incentive programs or electricity policies could negatively affect returns on our investments in those countries as well as our business, financial condition and results of operations.
Changes to net metering policies may reduce demand for electricity from solar PV systems and harm our business.
Our business benefits from favorable net metering policies in most U.S. states and some European countries. Net metering allows a solar PV system owner to pay his or her electric utility only for power usage net of production from the solar PV system. System owners receive credit for the energy that the solar installation generates to offset energy usage at times when the solar installation is not generating energy. Under a net metering program, the customer typically pays for the net energy used or receives a credit against future bills if more energy is produced than consumed.
Most U.S. states have adopted some form of net metering. Yet, net metering programs have recently come under regulatory scrutiny in some U.S. states due to allegations that net metering policies inequitably shift costs onto non-solar ratepayers by allowing solar ratepayers to sell electricity at rates that are too high for utilities to recoup their fixed costs. For example, in 2019, Louisiana Public Service Commissions adopted net metering policies aiming at lowering the solar customers’ savings. In December 2021, the California Public Utilities Commission proposed lowering current net energy metering tariffs in addition to imposing a new grid-connection fee on new rooftop solar users. We cannot assure you that these programs will not be significantly modified going forward.
If the value of the credit that customers receive for net metering is reduced, end-users may be unable to recognize the current level of cost savings associated with net metering. The absence of favorable net metering policies or of net metering entirely, or the imposition of new charges that only or disproportionately affect end-users that use net metering would significantly limit demand for our products and could have a material adverse effect on our business, financial condition, results of operations and future growth.
Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory, and economic barriers to the purchase and use of solar PV systems that may significantly reduce demand for our products or harm our ability to compete. In addition, determinations of various regulatory bodies regarding lack of compliance with certifications or other regulatory requirements could harm our ability to sell our products in certain countries.
Federal, state, local and foreign government regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies could deter purchases of solar PV systems sold by our customers, significantly reducing the potential demand for our products. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to use solar PV systems sold by our customers and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, depending on the region, electricity generated by solar PV systems competes most effectively with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the utilities’ peak hour pricing policies or rate design, such as to a flat rate, could require the price of solar PV systems and their component parts to be lower in order to compete with the price of electricity from the electric grid.
Changes in current laws or regulations applicable to us or the imposition of new laws and regulations in the U.S., Europe, or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government or internal utility regulations and policies that favor electric utilities could reduce the competitiveness of solar PV systems sold by our customers and cause a significant reduction in demand for our products and services. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition, and results of operations.
Compliance with various regulatory requirements and standards is a prerequisite for placing our products on the market in most countries in which we do business. We have all such certifications but there are at times, challenges by local administrative telecommunications, consumer board or other authorities that can place sales bans on products. We maintain our position that all of our current products are tested, approved and compliant with relevant regulations, any adverse ruling can have a negative impact on our business and reputation.
Our management has limited experience in operating a public company. The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company may be greater than we anticipate.
Our management team, including our executive officers, has limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the post-merger company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is likely that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.
As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect our business.
We have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. As a public company after the merger, we may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for twelve months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. We expect that we will be subject to the SEC’s internal control reporting and attestation requirements with respect to our annual report on Form 10-K for the year ended December 31, 2026. We might not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.
The installation and operation of our energy storage systems are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our energy storage systems, especially as these regulations evolve over time.
We are subject to national, state and local environmental laws and regulations, as well as environmental laws in those foreign jurisdictions in which we operate. Environmental laws and regulations can be complex and may change often. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. We are committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our energy storage systems for health, safety and compliance. Our energy storage systems, like other battery technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to ensure that they are handled in accordance with applicable regulatory standards.
Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the U.S. federal, state, regional and local level and in foreign countries in which we operate. Most existing environmental laws and regulations preceded the introduction of battery technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.
In many instances, our technology is moving faster than the development of applicable regulatory frameworks. It is possible that regulators could delay or prevent us from conducting our business in some way pending agreement on, and compliance with, shifting regulatory requirements. Such actions could delay the sale to and installation by customers of energy storage systems, result in fines, require their modification or replacement, or trigger claims of performance warranties and defaults under customer contracts that could require us to refund hardware or service contract payments, any of which could adversely affect our business, financial performance and reputation.
We are subject to risks related to corporate social responsibility.
We are facing increasing scrutiny related to our environmental, social and governance (“ESG”) practices and requested disclosures by institutional and individual investors who are increasingly using ESG screening criteria in making investment decisions. Our disclosures on these matters or a failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact relationships with investors. Certain market participants including major institutional investors use third-party benchmarks or scores to measure our ESG practices in making investment decisions. Furthermore, some of our customers and suppliers evaluate our ESG practices or request that we adopt certain ESG policies as a condition of awarding contracts. In addition, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could expose us to government enforced actions and/or private litigation. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting.
Our significant international operations subject us to additional risks that could adversely affect our business, results of operations and financial condition.
We have significant international operations, and we are continuing to expand our international operations as part of our growth strategy. Our current international operations and our plans to expand our international operations have placed, and will continue to place, a strain on our employees, management systems and other resources.
Our international operations may fail to succeed due to risks inherent in operating businesses internationally, such as:
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our lack of familiarity with commercial and social norms and customs in countries which may adversely affect our ability to recruit, retain and manage employees in these countries;

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difficulties and costs associated with staffing and managing foreign operations;

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the potential diversion of management’s attention to oversee and direct operations that are geographically distant from our U.S. headquarters;

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compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

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legal systems in which our ability to enforce and protect our rights may be different or less effective than in the United States and in which the ultimate result of dispute resolution is more difficult to predict;

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higher employee costs and difficulty in terminating non-performing employees;

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differences in workplace cultures;

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unexpected changes in regulatory requirements;

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tariffs, export controls and other non-tariff barriers such as quotas and local content rules;

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more limited protection for intellectual property rights in some countries;

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adverse tax consequences, including as a result of transfer pricing adjustments involving our foreign operations;

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fluctuations in currency exchange rates;

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anti-bribery compliance by us or our partners;

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restrictions on the transfer of funds;

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global epidemics, pandemics, or contagious diseases; and

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new and different sources of competition.

Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.
Our business could be adversely affected by trade tariffs or other trade barriers.
In recent years, China and the U.S. have each imposed tariffs, and there remains a potential for further trade barriers. These barriers may escalate into a trade war between China and the U.S. Tariffs could potentially impact our hardware component prices and impact any plans to sell products in China and other international markets. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.
We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In addition, since our energy storage system is a new type of product in a nascent market, we have in the past needed and may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. Any inability to enforce our patents against our competitors or any finding that our patents are invalid, including in our current litigation or administrative proceedings, could have a materially adverse effect on our business, financial condition, or results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.
Changes in U.S. and foreign tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.
The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect our financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act, or Tax Act, made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future NOL carryforwards, and allowing for the expensing of certain capital expenditures. The 2020 Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, modified certain provisions of the Tax Act. In addition, on August 16, 2022, the IR Act, among other provisions, imposes a 15% minimum tax on the adjusted financial statement income of certain large corporations and a 1% excise tax on corporate stock repurchases by U.S. publicly traded corporations and certain U.S. subsidiaries of non-U.S. publicly traded corporations, as well as significant enhancements of U.S. tax incentives relating to climate and energy investments. The exact impact of the Tax Act, the CARES Act and the IR Act for future years is difficult to quantify, but these changes could materially affect our effective tax rate in future periods, in addition to any changes made by new tax legislation.
The Organization for Economic Cooperation and Development has been working on a Base Erosion and Profit Shifting Project and is expected to continue to issue guidelines and proposals that may change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Similarly, the European Commission and several countries have issued proposals that would change various aspects of the current tax framework under which we are taxed.

These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of nonincome taxes, including taxes based on a percentage of revenue.
As we expand the scale of our business activities, changes to the taxation of our activities could increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial position. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.
Market Opportunity Risks
The market for our products is highly competitive and we expect to face increased competition as new and existing competitors introduce power optimizers, inverters, solar PV system monitoring and other smart energy products, which could negatively affect our results of operations and market share.
The market for solar PV solutions is highly competitive. We principally compete with traditional inverter manufacturers as well as microinverter manufacturers. Currently, our system competes with products from traditional inverter manufacturers, and microinverter manufacturers. Over the past few years, several new entrants to the inverter and MLPE market, including low-cost Asian manufacturers, have announced plans to ship or have already shipped products in markets in which we sell our products, including, with respect to sales in Australia and in Europe. We expect competition to intensify as new and existing competitors enter the market. In addition, there are several new entrants, including ourselves, that are proposing or have proposed solutions to the rapid shutdown functionality which has become a regulatory requirement for PV rooftop solar systems in the United States. Our competitors may offer a more a price competitive and technologically attractive solution to the residential solar PV market, which could make it more difficult for us to maintain market share.
Several of our existing and potential competitors have the financial resources to offer competitive products at aggressive or below-market pricing levels, which could cause us to lose sales or market share or require us to lower prices for our products in order to compete effectively. If we have to reduce our prices by more than we anticipated, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our financial condition and results of operations would suffer.
In addition, competitors may be able to develop new products more quickly than us, may partner with other competitors to provide combined technologies and competing solutions and may be able to develop products that are more reliable or that provide more functionality than ours.
A drop in the retail price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations, and prospects.
Decreases in the retail prices of electricity from the utility grid, or other renewable energy resources, would make the purchase of solar PV systems less economically attractive and would likely lower sales of our products. The price of electricity derived from the utility grid could decrease as a result of:
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construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;

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relief of transmission constraints that enable local centers to generate energy less expensively;

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reductions in the price of natural gas, or alternative energy resources other than solar;

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utility rate adjustment and customer class cost reallocation;

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energy conservation technologies and public initiatives to reduce electricity consumption;

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development of smart-grid technologies that lower the peak energy requirements of a utility generation facility;

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development of new or lower-cost energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

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development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be offered by us and our customers, which could result in reduced demand for our products. If the cost of electricity generated by solar PV installations incorporating our systems is high relative to the cost of electricity from other sources, our business, financial condition and results of operations may be harmed.
An increase in interest rates or tightening of the supply of capital in the global financial markets could make it difficult for end-users to finance the cost of a solar PV system and could reduce the demand for smart energy products and thus demand for our products.
Many end-users depend on financing to fund the initial capital expenditure required to develop, build or purchase a solar PV system. As a result, an increase in interest rates or a reduction in the supply of project debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or the end-users to secure the financing necessary to develop, build, purchase or install a solar PV system on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users install solar PV systems as an investment, funding the initial capital expenditure through financing. An increase in interest rates could lower such end-users’ return on investment on a solar PV system, increase equity return requirements or make alternative investments more attractive relative to solar PV systems, and, in each case, could cause such end-users to seek alternative investments. Furthermore, the continuous effects of COVID-19 on the economy may influence the willingness of end-users to invest in solar PV systems to our detriment, both due to end-users’ economic uncertainty as well as the market’s unwillingness to extend favorable financial terms to the end-users.
Our limited operating history at current scale and our nascent industry make evaluating our business and future prospects difficult.
We have a limited history operating our business at its current scale, and therefore a limited history upon which you can base an investment decision. There is rising demand for clean electric power solutions that can provide electric power with lower carbon emissions with high availability. One such solution is distributed, renewable energy generation which is supplementing and replacing conventional generation sources, given its increasingly compelling economics. Among other renewable energy market trends, we expect our business results to be driven by declines in the cost of generation of renewable power (as evidenced by current solar and wind generation deployments), decreases in the cost of manufacturing battery packs and a rapidly growing energy storage market driven by increasing demand from commercial and industrial customers, utilities and grid operators. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business.
If renewable energy technologies are not suitable for widespread adoption or sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales and revenue may decline.
The market for renewable, distributed energy generation is emerging and rapidly evolving, and its future success is uncertain. If renewable energy generation proves unsuitable for widespread commercial deployment or if demand for our renewable energy hardware and software-enabled services fails to develop sufficiently, we would be unable to achieve sales and market share.
Many factors may influence the widespread adoption of renewable energy generation and demand for our hardware and software-enabled services, including, but not limited to the cost-effectiveness of renewable energy technologies as compared with conventional and competitive technologies, the performance and reliability of renewable energy products as compared with conventional and non-renewable products, fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources, increases or decreases in the prices of oil, coal and natural gas, continued deregulation of the electric power industry and broader energy industry, and the availability or effectiveness of government subsidies and incentives. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry.

Events that negatively impact the growth of renewable energy will have a negative impact on our business and financial condition.
The growth and profitability of our business is dependent upon the future growth of renewable energy, such as solar. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers, businesses, or utilities will adopt solar PV systems as an alternative energy source at levels sufficient to grow our business. If demand for solar energy solutions fails to continue to develop sufficiently, demand for our products will decrease, resulting in an adverse impact on our ability to increase our revenue and grow our business.
The growth of renewable energy, including the number of renewable energy projects is dependent upon a number of factors, including governmental policies, including incentives that encourage the building of renewable energy projects, and the cost of alternative energy sources, including fossil fuels and new technologies. Any events or change in the regulatory framework or electricity energy market that negatively impact the growth and development of renewable energy, particularly wind and solar energy, will have a negative impact on our business and financial condition.
The failure of battery storage cost to continue to decline would have a negative impact on our business and financial condition.
The growth and profitability of our business is dependent upon the continued decline in the cost of battery storage. Over the last decade, the cost of battery storage systems, particularly lithium-ion based battery storage systems, has declined significantly. This lower cost has been driven by advances in battery technology, maturation of the battery supply chain, the scale of battery production by the leading manufacturers and other factors. The growth of our hardware sales and related software-enabled services is dependent upon the continued decrease in the price and efficiency of battery storage systems of our OEM suppliers. If for whatever reason, our OEM suppliers are unable to continue to reduce the price of their battery storage systems, our business and financial condition will be negatively impacted.
If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and the potential growth of our business may be limited.
Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The assumptions relating to our market opportunity include, but are not limited to, declines in lithium-ion battery costs and in the cost of renewable generation, growing demand for renewable energy and increased complexity of the electrical grid. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.
Operating Risks
Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control.
We are subject to, among other things, the following factors that may negatively affect our operating results:
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seasonal and other fluctuations in demand for our products;

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the timing, volume and product mix of sales of our products, which may have different average selling prices or profit margins;

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changes in our pricing and sales policies or the pricing and sales policies of our competitors;

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the impacts and the evolving effects of the ongoing COVID-19 pandemic on our business, sales and results of operations;

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our ability to design, manufacture and deliver products to our customers in a timely and cost-effective manner and that meet customer requirements;

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our ability to manage our relationships with our contract manufacturers, customers and suppliers;

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quality control or yield problems in our manufacturing operations;

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the anticipation, announcement or introductions of new or enhanced products by our competitors and ourselves;

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reductions in the retail price of electricity;

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changes in laws, regulations and policies applicable to our business and products, particularly those relating to government incentives for solar energy applications;

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the impact of tariffs on the solar industry in general and our products in particular;

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unanticipated increases in costs or expenses;

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the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business operations;

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the impact of government-sponsored programs on our customers;

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our exposure to the credit risks of our customers, particularly in light of the fact that some of our customers are relatively new entrants to the solar market without long operating or credit histories and impacts of the COVID-19 pandemic they may experience;

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our ability to estimate future warranty obligations due to product failure rates, claim rates or replacement costs;

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our ability to forecast our customer demand and manufacturing requirements, and manage our inventory;

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our ability to predict our revenue and plan our expenses appropriately;

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fluctuations in foreign currency exchange rates;

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announcement of acquisitions or dispositions of our assets or business operations;

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changes in our management; and

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general economic conditions and changes in such conditions specific to our target markets.

The above factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our operating results. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of this revenue shortfall on our results of operations. There can be no assurance that we will be able to successfully address these risks.
We are exposed to general economic conditions and the fluctuations of interest and inflation rates may have an adverse effect on our business.
We are seeing an increase in overall operating and other costs as the result of higher inflation rates, in particular in the United States. Over the 2022 fiscal year, our freight costs increased, before settling at stable prices by December 31, 2022. While we do not believe inflationary pressures have caused a material impact on our business to date, there can be no guarantee that inflation will not cause our operations to suffer in the future. If high inflation rates continue, or if the global or U.S. economies experience a recession or economic slowdown, consumers may not be able to purchase our products as usual, especially where these factors have a direct impact on the consumers. As a consequence, our earnings may be adversely affected. High interest rates in Europe, the U.S., or elsewhere could adversely affect our costs and earnings due to the impact those changes have on our variable-rate debt instruments.
Furthermore, we could be adversely affected by negative economic conditions prevalent in the U.S. or other countries (including economic volatility as a result of the COVID-19 pandemic), even when economic conditions in such countries may differ significantly from economic conditions in Europe or elsewhere, as investors’ reactions to developments in any of these other countries may have an adverse effect on our securities. Consequently, the market value of our securities may be adversely affected by events taking place outside of Europe or the U.S.
Disruption in our global supply chain and rising prices of oil and raw materials as a result of the conflict between Russia and Ukraine may negatively impact our businesses.
The Russian invasion of Ukraine beginning in late February 2022, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk, in the Donbas region of Ukraine, may significantly amplify already existing disruptions to our supply-chain and logistics. Specifically, the conflict may disrupt the transit of goods by train from China to Europe, result in an increase in prices of certain raw materials sourced in Russia such as nickel and aluminum that are used in the manufacture of products relevant to the solar industry as well as increase oil prices that will in turn cause overall shipping costs to rise. In addition, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility. Our compliance with these measures, and any additional measures or sanctions, as well as the resulting rise in prices of certain raw materials sourced in Russia and the prices of oil may disrupt our business and operations, and/or impact the pricing of our products.
We are dependent on ocean transportation to deliver our products in a timely and cost-efficient manner. If we are unable to use ocean transportation to deliver our products, our business and financial condition could be materially and adversely impacted.
We rely on ocean transportation for the delivery of most of our products to our customers, and when unavailable, incompatible with customer delivery time requirements, or when we are unable to accommodate accelerated delivery times due to growing customer volume demands, we rely on alternative, more expensive air transportation. Our ability to deliver our products via ocean transportation could be adversely impacted by shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor, disruptions to ports and other shipping facilities as a result of the COVID-19 or other epidemics, and other factors not within our control. If we are unable to use ocean transportation and are required to substitute more expensive air transportation, our financial condition and results of operations could be materially and adversely impacted.
In the year ended December 31, 2021, we experienced and continue to experience an increase in the cost of goods sold due to an increase in shipping rates that resulted from a reduction in ocean freight capacity, the accumulation of containers in the U.S and Europe that were not returned to Asia and the reduction in the availability of air freight that increased the demand for ocean freight. We also experienced and expect to continue to experience disruptions to our logistics supply chain caused by constraints in the global transportation system including limited availability of local ground transportation coupled with congestion in ports and borders.
If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate or if our OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.
We sell hardware and software-enabled services to our customers. Our software-enabled services are essential to the operation of these hardware products. As a result, in connection with the sales of energy storage hardware, we enter into recurring long-term services agreements with customers. Our pricing of services contracts is based upon the value we expect to deliver to our customers, including considerations such as the useful life of the energy storage system and prevailing electricity prices. We also provide certain warranties and guarantees covering product specification and drawings, as well as defects in design, materials, workmanship, and manufacturing.

We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance.
Further, the occurrence of any defects, errors, disruptions in service, or other performance problems, interruptions, or delays with our energy storage and management systems, whether in connection with day-to-day operations or otherwise, could result in:
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loss of customers;

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loss or delayed market acceptance and sales of our hardware and software-enabled services;

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delays in payment to us by customers;

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injury to our reputation and brand;

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legal claims, including warranty and service level agreement claims, against us; or

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diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects or errors in our hardware and software or other performance problems may be substantial and could adversely affect our business, financial condition and results of operations.
Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.
Our customers depend on our support organization to resolve any technical issues relating to our hardware and software-enabled services. In addition, our sales process is highly dependent on the quality of our hardware and software-enabled services, on our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition and results of operations.
We offer technical support services with our hardware and software-enabled services and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our business, financial condition and results of operations.
Our hardware and software-enabled products involve a lengthy sales, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition and results of operations.
Our sales cycle is typically six to twelve months for our hardware and software-enabled products, but can vary considerably. To make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our hardware and software-enabled products. The period between initial discussions with a potential customer and the sale of even one of our various products typically depends on a number of factors, including the potential customer’s budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. This lengthy sales cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of generating a sale.

These lengthy sales and installation cycles increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. Cancellation rates may be impacted by factors outside of our control including an inability to install an energy storage system at the customer’s chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.
Additionally, we have ongoing arrangements with our customers and target customers. Some of these arrangements are evidenced by contracts or long-term contract partnership arrangements. If these arrangements are terminated or if we are unable to continue to fulfill the obligations under such contracts or arrangements, our business, financial condition and results of operations could be adversely affected.
Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
The installation and operation of our energy storage systems at a particular site is generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage system installations, to design our energy storage systems to comply with these varying standards, and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer’s ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to hardware acceptance by our customer, which could adversely affect our operating results in a particular period.
In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. We may be unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids to enable the successful discharge of renewable energy to customers. Any delays in our customers’ ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services will have an adverse effect on our results and could cause operating results to vary materially from period to period.
The threat of global economic, capital markets and credit disruptions, including sovereign debt issues, pose risks to our business.
The threat of global economic, capital markets and credit disruptions pose risks to our business. These risks include slower economic activity and investment in projects that make use of our products and services. These economic developments, particularly decreased credit availability, have in the past reduced demand for solar products. For instance, the European sovereign debt crisis in recent years has caused and may continue to cause European governments to reduce, eliminate or allow to expire government subsidies and economic incentives for solar energy, which could limit our growth or cause our net sales to decline and materially and adversely affect our business, financial condition, and results of operations. These conditions, including reduced incentives, continued decreases in credit availability, as well as continued economic instability, have and may continue to adversely impact our business, financial condition and results of operations as we seek to increase our sales internationally.
Fluctuations in currency exchange rates may negatively impact our financial condition and results of operations.
Although our revenues are generated in U.S. dollar, a portion of our operating expenses are accrued in New Israeli Shekels (primarily related to payroll), the Euro and, to a lesser extent, the Yuan. Our profitability is affected by movements of the U.S. dollar against the Euro, and, to a lesser extent, the New Israeli Shekel, Yuan and other currencies in which we generate revenues, incur expenses, and maintain cash balances. Foreign currency fluctuations may also affect the prices of our products which are denominated primarily in U.S. dollars. If there is a devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, primarily by maintaining cash balances in New Israeli Shekels, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the Euro and, New Israeli Shekel, Yuan and other currencies, against the U.S. dollar could have an adverse effect on our profitability and financial condition.
The ongoing COVID-19 pandemic, and global measures taken in response thereto have adversely impacted, and may continue to adversely impact, our operations and financial results.
The COVID-19 pandemic has had, and may continue to have, a material adverse impact on our supply chain, operations and customer demand. As a result of the COVID-19 pandemic, governmental authorities worldwide have imposed mandatory closures, stay-at-home orders, and social distancing protocols that significantly limit the movement of people, goods and services or otherwise restrict normal business operations or consumption patterns. Our compliance with these measures has disrupted, and depending on the duration of such measures may continue to disrupt, our business and operations, as well as that of our key customers and suppliers for an indefinite period of time. Additionally, to support the health and well-being of our employees, our work force has had to spend a significant amount of time working remotely which has impacted our day-to-day operations, our ability to meet customers and create future sales and business opportunities. The COVID-19 pandemic has resulted in slower growth and demand for our products and may continue to impact our revenues in the following quarters mainly contingent on the duration of the global economic downturn. In addition, since the outbreak and the restrictions on travel, our employees and management have been unable to travel to customers, manufacturing facilities and to suppliers. Our marketing activities, exhibitions and shows have also been cancelled or postponed, or have been held virtually.
The full extent the effects COVID-19 will have on our business depend on numerous evolving factors that we may not be able to currently accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the effect on our customers and customer demand for our products, disruptions or restrictions on our employees’ ability to work and travel, availability and long-term effectiveness of COVID-19 vaccination, especially in light of its recent mutation which has made the virus exponentially more contagious.
More generally, the COVID-19 pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets, which may continue to adversely affect demand for our products and could adversely affect our results and financial condition in subsequent quarters. For example, some of our customers could potentially experience financial difficulties, which in turn could make it difficult for us to collect receivables as well as cause a decrease in the demand for our products which could negatively affect our revenues. Additionally, some of our suppliers may experience delivery delays or financial difficulties which could result in supply constraints and increased costs or delays to our productions.
The unprecedented and continuously evolving nature of the COVID-19, other pandemics or epidemics, could also have the effect of amplifying many of the other risks described in this proxy statement/prospectus.
Third-Party Partner Risks
We depend on sole-source and limited-source suppliers for key components, raw materials, and products. If we are unable to source these components, raw materials, and products on a timely basis or at acceptable prices, we will not be able to deliver our products to our customers and production time and production costs could increase, which may adversely affect our business.
We depend on limited-source suppliers for certain key components of our products, such as our lithium-ion batteries, inverters, Auto Transfer Switches, and smart meters, as well as sole-source suppliers for other components, such as CPUs, Wi-Fi chips, FPGA chips, potting, and plastics. Any of the sole-source and limited-source suppliers upon whom we rely could experience quality and reliability issues, stop producing our components, cease operations, or be acquired by, or enter into exclusive arrangements with, our competitors. Any such quality or reliability issue, or interruption or delay may force us to seek similar components or products from alternative sources, which may not be available on commercially reasonable terms, or at all. Switching suppliers may require that we redesign our products to accommodate new components, and may potentially require us to re-qualify our products, which would be costly and time-consuming. Any interruption in the quality or supply of sole-source or limited-source components for our products would adversely affect our ability to meet scheduled product deliveries to our customers and could result in lost revenue or higher expenses and would harm our business.
While our supply agreements have automatic renewal provisions, some allow for termination upon advanced written notice by our manufacturers. Our supply agreements require us to place individual purchase orders, which provide flexibility in regards to product quantities and pricing. Each purchase order requires us to forecast our projected demand for products and competitive pricing. Termination of any supply agreement, incorrectly projecting our demand or pricing of materials, or our inability to negotiate and execute successive purchase orders could have a material adverse effect on our business.
Our supply chain is reliant upon manufacturers in China, Philippines, Taiwan and Thailand. Changes in the economic, political or social conditions, government policies or regulatory developments in those countries could have a material adverse effect on our business and operations.
All of our manufacturers are headquartered and have manufacturing facilities in China, Philippines, Taiwan and Thailand. Accordingly, our supply chain, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in those countries. The Asian economy differs from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Asian markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some Asian markets have experienced, and may in the future experience, political and economic instabilities, which include but are not limited to strikes, demonstrations, protests, marches, coups d’état, guerilla activity, risks of war, terrorism, nationalism or other types of civil disorder, and regulatory changes such as nullification of contracts. Although we have not experienced any material disruptions related to our manufacturers to date, there can be no assurance that we will not experience such interruptions in the future.
Any adverse changes in economic conditions in Asia, or in the policies of the governments or of the laws and regulations in each respective jurisdiction of our manufacturers could have a material adverse effect on our business and operating results, lead to disruptions in our supply chain and adversely affect our competitive position.
Our hardware and software-enabled services rely on interconnections to distribution and transmission facilities that are owned and operated by third parties, and as a result, are exposed to interconnection and transmission facility development and curtailment risks.
Our hardware and software-enabled services are interconnected with electric distribution and transmission facilities owned and operated by regulated utilities necessary to deliver the electricity that our storage systems produce. A failure or delay in the operation or development of these distribution or transmission facilities could result in a loss of revenues or breach of a contract because such a failure or delay could limit the amount of renewable electricity that our energy storage systems deliver or delay the completion of our customers’ construction projects. In addition, certain of our energy storage systems’ generation may be curtailed without compensation due to distribution and transmission limitations, reducing our revenues and impairing our ability to capitalize fully on a particular customer project’s potential. Such a failure or curtailment at levels above our expectations could impact our ability to satisfy agreements entered into with our suppliers and adversely affect our business.
We have in some instances, and may in the future, enter into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.
We have entered into supply agreements with certain suppliers of battery storage systems and other components of our energy storage systems. Some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, as we have limited alternatives for supply in the short term, our results of operations could be materially and negatively impacted. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with certain suppliers without a long, stable production and financial history. Given the uniqueness of our product, many of our suppliers do not have a long operating history and may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or may require substantial time and expense to replace such supplier. We do not know whether we will be able to maintain supply relationships with our critical suppliers, or secure new long-term supply agreements.
Additionally, many of the battery storage systems and components of our energy storage systems are procured from foreign suppliers, which exposes us to risks including unforeseen increases in costs or interruptions in supply arising from changes in applicable international trade regulations, such as taxes, tariffs, or quotas. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.
We must maintain customer confidence in our long-term business prospects in order to grow our business.
Customers may be less likely to purchase our hardware and services if they are not convinced that our business will succeed or that our services and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.
Accordingly, in order to grow our business, we must maintain confidence among our customers, OEM suppliers, analysts, ratings agencies, third-party general contractor partners, financing partners and other parties in our long-term business prospects. This may be particularly complicated by factors such as:
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our limited operating history at current scale;

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unfamiliarity with or uncertainty about our energy storage and management systems and the overall perception of the distributed and renewable energy generation markets;

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inexperience with new product offerings and services and difficulties arising from the successful rollout thereof;

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delivery and service operations to meet demand;

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prices for electricity in particular markets;

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competition from alternate sources of energy;

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warranty or unanticipated service issues we may experience in connection with third-party manufactured hardware and our proprietary software;

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the environmental consciousness and perceived value of environmental programs to our customers;

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the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and

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the availability and amount of incentives, credits, subsidies or other programs to promote installation of energy storage systems.

Several of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if unfounded, would likely adversely affect our business, financial condition and results of operations.
Cybersecurity and Information Technology Risks
We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing and transfer of personal information and any unauthorized access to, or disclosure or theft of personal information we gather, store or use could harm our reputation and subject us to claims or litigation.
We receive, store and use certain personal information of our customers, and the end-users of our customers’ solar PV systems, including names, addresses, e-mail addresses, credit information and energy production statistics. We also store and use personal information of our employees. We take steps to protect the security, integrity and confidentiality of the personal information we collect, store and transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our suppliers or vendors may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.
We are subject to a variety of local, state, national and international laws, directives and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information in the different jurisdictions in which we operate, including comprehensive regulatory systems in the U.S. and Europe. California enacted the CCPA, which creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA went into effect on January 1, 2020, and became enforceable by the California Attorney General on July 1, 2020. The CCPA has been amended from time to time, and, further a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 3, 2020 election. Effective starting January 1, 2023, the CPRA will significantly modify the CCPA, including by establishing consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. It remains unclear what, if any, further modifications will be made to the CCPA or CPRA, or how such legislation will be interpreted. In addition, new legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Comprehensive data privacy laws in Virginia, Colorado, Connecticut, and Utah have been enacted and slated to go into effect in 2023. These state laws impose similar obligations on businesses and grant similar rights in consumers, as is provided under the CCPA and CPRA but aspects of these state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses in an effort to comply. Complying with these and other laws, regulations, amendments to or re-interpretations of existing laws and regulations, and contractual or other obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to make changes to our services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations. Certain other state laws impose similar privacy obligations and all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.
On May 25, 2018, the European Union (“EU”) began enforcement of the General Data Protection Regulation 2016/679 (“GDPR”), a comprehensive data protection legal regime that applies to organizations within the EU that process information and organizations located outside of the EU that process personal information of individuals in the EU where such processing relates to either: (a) the offering of goods or services to individuals in the EU; or (b) the monitoring of the behavior of individuals as far as that behavior takes place within the EU.
The GDPR imposes stringent requirements on organizations that determine the purposes and means of processing personal information (“Controllers”) and organizations that process personal information for and on behalf of Controllers (“Processors”)personal information, including, for example, robust disclosure requirements to individuals regarding the purposes for which and manner in which their personal information may be processed, robust personal information security requirements, comprehensive requirements for maintaining internal compliance documentation relating to the processing of personal information, a comprehensive individual rights regime, specific timelines for reporting Personal Data breaches to regulators and affected individuals, limitations on retention of personal information, stringent limitations on processing special categories of Personal Data (such as health data), and obligations when contracting with Processors in connection with the processing of Personal Data.
The GDPR also imposes strict requirements on the transfer of Personal Data out of the European Economic Area (“EEA”) to the United States and other third countries. In July 2020, the Court of Justice of the European Union issued a decision that struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring

Personal Data from the EEA to the United States and additionally called into question the validity of the European Commission’s Standard Contractual Clauses (“SCCs”), on which U.S. companies rely to transfer personal information from the EEA to the United States and elsewhere. Presently, the primary means of validly transferring personal information from the EEA to the United States is the updated SCCs of the European Commission, which should be supported by a transfer impact assessment detailing the risks to the personal information that have been transferred according to the application of local laws in the jurisdiction to which they are being transferred. Where personal information are transferred without SCCs in place, and/or any other valid transfer mechanism, this creates a risk of enforcement action for non-compliance with the requirements of the GDPR.
If we, or any Processor engaged by us, fail to comply with the GDPR and the applicable national data protection laws of the EU or EEA Member States, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to €20 million or 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Individuals also have a right to receive compensation for material or non-material damage suffered as a result of a violation of the GDPR.
Further, following the withdrawal of the United Kingdom (“UK”) from the EU, Controllers and Processors in the UK that process personal information (as well as Controllers and Processors not based in the UK that process personal information of individuals in the UK where such processing relates to either: (a) the offering of goods or services to individuals in the UK; or (b) the monitoring of the behavior of individuals as far as that behavior takes place within the UK) have to comply with both the GDPR as incorporated into the national laws of the UK (“UK GDPR”) and the Data Protection Act of 2018. The UK GDPR and Data Protection Act 2018 impose stringent requirements on Controllers and Processors with respect to the Processing of personal information, which are consistent in all material respects with those detailed above as set out in the GDPR.
On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the UK ensures an equivalent level of data protection to the GDPR. The effect of the adequacy decision is that personal information may flow between the EEA and the UK without hindrance and/or the need to implement any specific data transfer mechanism. This adequacy decision must be reviewed after four years and is subject to modification or revocation at any time. We note that the UK government has indicated its intention to amend the UK GDPR, the Data Protection Act 2018 and other laws relevant to privacy and cybersecurity. The impact of any changes to existing privacy and cybersecurity laws will not be clear until full details of these changes have been published and agreed.
If we, or any Processor engaged by us, fail to comply with the UK GDPR and the Data Protection Act 2018, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to the greater of £17.5 million or 4% of global turnover, whichever is higher, and other administrative penalties. Individuals also have a right to receive compensation for material or non-material damage suffered as a result of a violation of the UK GDPR.
Compliance with U.S. and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Our and our collaborators’ and contractors’ failure to fully comply with GDPR, the CCPA and other data protection laws could lead to significant fines and require onerous corrective action. In addition, data security breaches experienced by us, our collaborators or contractors could result in the loss of trade secrets or other intellectual property, public disclosure of sensitive commercial data, and the exposure of personally identifiable information (including sensitive personal information) of our employees, customers, collaborators and others, leading to loss of business opportunities and other adverse effects. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Furthermore, the laws are not consistent, and compliance with various different requirements may be costly. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect our business, financial condition and results of operations.

Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers or vendors by an unauthorized party, or through employee or contractor error, theft or misuse, or otherwise, could harm our business. If any such unauthorized use or disclosure of, or access to, such personal information was to occur, our operations could be seriously disrupted, and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities. In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.
A failure of our information technology and data security infrastructure could adversely affect our business and operations.
We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.
Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). In addition, some of our products connect to the internet. Despite our implementation of reasonable security measures, these connected products, like those of other companies who produce devices connected to the internet, are vulnerable to unauthorized access and other security breaches. Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. Any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure, accident or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personally identifiable information. A breach in the security of our connected products could lead to a disruption in service, remediation costs, loss of reputation, and loss of sales. Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and adversely affect our business. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results.
Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal information. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability.

In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.
Competition Risks
We currently face and will continue to face significant competition.
We compete for customers, financing partners and incentive dollars with other energy storage providers. Many providers of electricity, such as traditional utilities and other companies offering distributed generation products, have longer operating histories, customer incumbency advantages, access to and influence with local and state governments, and more capital resources than we do. Significant developments in alternative energy storage technologies or improvements in the efficiency or cost of traditional energy sources, including coal, oil, natural gas used in combustion or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new energy storage competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with new competitors, we will limit our growth and adversely affect our business results.
We face supply chain competition, including competition from businesses in other industries, which could result in insufficient inventory and negatively affect our results of operations.
Certain of our suppliers also supply systems and components to other businesses, including businesses engaged in the production of consumer electronics and other industries unrelated to energy storage systems. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially adversely affect our business, financial condition and results of operations.
If we are not able to continue to reduce our cost structure in the future, our ability to increase revenue may be impaired.
We must continue to reduce the costs of production, installation and operation of our energy storage systems to expand our market. If our competitors are able to drive down their manufacturing costs faster than we can or increase the efficiency of their products, our products may become less competitive even when adjusted for efficiency, and we may be forced to sell our products at a price lower than our cost. Further, if raw materials costs and other third-party component costs were to increase, we may not meet our cost reduction targets. If we cannot effectively execute our cost reduction roadmap, we may not be able to remain price competitive, which would result in lost market share and lower gross margins.
Additionally, certain of our existing service contracts were entered into based on projections regarding service costs reductions that assume continued advances in the cost of delivery of our services, which we may be unable to realize. While we have been successful in reducing our costs to date, the cost of battery storage systems and other components of our energy storage systems, for example, could increase in the future. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales or related costs. We will continue to make significant investments to drive growth in the future. In order to expand into new markets while still maintaining our current margins, we will need to continue to reduce our costs. Increases in any of these costs, or our failure to achieve projected cost reductions, could adversely affect our business, financial condition and results of operations. If we are unable to reduce our cost structure in the future, our net profits may decrease, which could have a material adverse effect on our business and prospects.
We may fail to capture customers in the new product and geographic markets that we are pursuing.
We are pursuing opportunities in energy management and energy storage which are highly competitive markets. We have made investments in our infrastructure, increased our operating costs and forgone other business opportunities in order to seek opportunities in these areas and will continue to do so. Any new product is subject to certain risks, including component sourcing, strategic partner selection and execution, customer acceptance, competition, product differentiation, market timing, challenges relating to economies of scale in component sourcing and the ability to attract and retain qualified personnel. There can be no assurance that we will be able to develop and grow these or any other new concepts to a point where they will become profitable or generate positive cash flow. If we fail to execute on our plan with respect to new product introductions, these new potential business segments fail to translate into revenue in the quantities or timeline projected, thus, having a materially adverse impact on our revenue, operating results and financial stability.
Our new products are complex and require significant preparation, precautionary safety measures, time-consuming string calculations, extensive design expertise and specialized installation equipment, training and knowledge. Together, these factors significantly increase complexity and cost of installation and limit overall productivity for the installer. Our installers may not have sufficient resources or expertise necessary to sell our products at the prices, in the volumes and within the time frames that we expect, which could hinder our ability to expand our operations and harm our revenue and operating results.
Risks Related to Intellectual Property and Technology
Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.
We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the U.S., and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the U.S.
We rely on third-party agents for the maintenance of certain foreign patent assets, and we cannot be certain that all necessary steps have been taken to maintain those assets in good standing. A failure to maintain key intellectual property assets could have a materially adverse effect on our business, prospects, and operating results.
In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
Although we have taken many protective measures to protect our intellectual property, including trade secrets, policing unauthorized use of proprietary technology can be difficult and expensive. For example, we have software developers that reside in California and it is not legally permissible to prevent them from working for a competitor, if and when one should exist.
Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may adversely affect our business, prospects and reputation.
We rely primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the U.S. As a result, we may not be able to protect our proprietary rights adequately abroad.
We may need to defend ourselves against claims that we infringe, have misappropriated, or otherwise violate the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.
Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that they may in the future believe are infringed by our products. We are currently subject to certain claims related to intellectual property and companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third-party’s intellectual property rights, we may be required to do one or more of the following:
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cease selling products that incorporate the challenged intellectual property;

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pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

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obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

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redesign our products or services, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could adversely affect our reputation, result in substantial costs, and divert resources and management attention.
We also license technology from third parties, and incorporate components supplied by third parties into our hardware. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.
Our failure to obtain the right to use necessary third-party intellectual property rights on reasonable terms, or our failure to maintain, and comply with the terms and conditions applicable to these rights, could harm our business and prospects.
We have licensed, and in the future we may choose or be required to license, technology or intellectual property from third parties in connection with the development and marketing of our products. We cannot assure you that such licenses will be available to us on commercially reasonable terms, or at all, and our inability to obtain such licenses could require us to substitute technology of lower quality or of greater cost.
Further, such licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources or greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We could encounter delays and incur significant costs, in product or service introductions while we attempt to develop alternative products or services, or redesign our products or services, to avoid infringing third party patents or proprietary rights. Failure to obtain any such licenses or to develop a workaround could prevent us from commercializing products or services, and the prohibition of sale or the threat of the prohibition of sale of any of our products or services could materially affect our business and our ability to gain market acceptance for our products or services.
In addition, we incorporate open source software code in our proprietary software. Use of open source software can lead to greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls with respect to origin, functionality or other features of the software. Further, companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their products to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available for limited fees or at no cost. Although we monitor our use of open source software, open source license terms may be ambiguous, and many of the risks associated with the use of open source software cannot be eliminated. If we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer our software, discontinue the sale of certain products in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action. Furthermore, if we are unable to obtain or maintain licenses from third parties or fail to comply with open source licenses, we may be subject to costly third party claims of intellectual property infringement or ownership of our proprietary source code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the above could harm our business and put us at a competitive disadvantage.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of utility and design patents are generally 20 years and 15 years, respectively, from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired, we may be open to competition from competitive products. If one of our products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.
We enter into agreements with our employees pursuant to which they agree that any inventions created in the scope of their employment or engagement are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for such acknowledgement. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.
Risks Related to Our Financial Condition and Liquidity
We may require additional capital, which additional financing may result in restrictions on our operations or substantial dilution to our stockholders, to support the growth of our business, and this capital might not be available on acceptable terms, if at all.
We have funded our operations since inception primarily through financing transactions such as the issuance of bonds, convertible promissory notes and loans, and sales of convertible preferred stock. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. In particular, the current COVID-19 pandemic and the ongoing invasion of Ukraine by Russia have caused disruption in the global financial markets, which may reduce our ability to access capital and negatively affect our liquidity in the future. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends to holders of our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our existing common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.
We are under continuous pressure to reduce the prices of our products, which has adversely affected, and may continue to adversely affect, our gross margins.
The solar power industry has been characterized by declining product prices over time. We have reduced the prices of our products in the past, and we expect to continue to experience pricing pressure for our products in the future, including from our major customers. In addition, we have reduced our prices ahead of planned cost reductions of our products, which has adversely affected our gross margins. When seeking to maintain or increase their market share, our competitors may also reduce the prices of their products. In addition, our customers may have the ability or seek to internally develop and manufacture competing products at a lower cost than we would otherwise charge, which would add additional pressure on us to lower our selling prices. If we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our gross margins would continue to be adversely affected.
If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, difficulties in planning expenses or disputes with suppliers, any of which will adversely affect our business and financial condition.
We manufacture our products according to our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our distributors, their end customers and general market conditions. Because we sell most of our products to distributors, who in turn sell to their end customers, we have limited visibility as to end-customer demand. We depend significantly on our distributors to provide us visibility into their end-customer demand, and we use these forecasts to make our own forecasts and planning decisions. If the information from our distributors turns out to be incorrect, then our own forecasts may also be inaccurate. Furthermore, we do not have long-term purchase commitments from our distributors or end customers, and our sales are generally made by purchase orders that may be canceled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.
If we overestimate demand for our products, or if purchase orders are canceled or shipments are delayed, we may have excess inventory that we cannot sell. We may have to make significant provisions for inventory write-downs based on events that are currently not known, and such provisions or any adjustments to such provisions could be material. We may also become involved in disputes with our suppliers who may claim that we failed to fulfill forecast or minimum purchase requirements. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share, damage relationships with our distributors and end customers and forgo potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term due to the COVID-19 pandemic and in light of our outsourced manufacturing processes, which could prevent us from fulfilling orders in a timely and cost-efficient manner or at all. In addition, if we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers, at our request, purchase excess components that are unique to our products and are unable to recoup the costs of such excess through resale or return or build excess products, we could be required to pay for these excess parts or products and recognize related inventory write-downs.
In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.
The issuance of common stock upon conversion of the Convertible Note (as defined below) could substantially dilute your investment and could impede our ability to obtain additional financing.
On January 9, 2023, Tigo issued to L1 Energy the Convertible Note, an unsecured convertible promissory note in an aggregate principal amount of $50 million. The Convertible Note is convertible into Tigo’s common stock at a number equal to the outstanding principal balance as of the date of conversion divided by an amount equal to the quotient of (x) $550,000,000 divided by (y) the aggregate number of outstanding shares of Tigo’s common stock, in each case subject to adjustment in accordance with the terms of the Convertible Note. Conversion of the Convertible Note would result in dilution to the equity interests of our other stockholders. We have no control over whether or when the holder will exercise its right to convert the Convertible Note. The existence and potentially dilutive impact of the conversion of the Convertible Note may prevent us from obtaining additional financing in the future on acceptable terms, or at all.
Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations, restrict our ability to incur additional indebtedness and impair our ability to satisfy our obligations under the Convertible Note.
Our indebtedness could have material adverse consequences for our security holders and our business, results of operations and financial condition by, among other things:

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increasing our vulnerability to adverse economic and industry conditions;

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limiting our ability to obtain additional financing;

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limiting our flexibility to plan for, or react to, changes in our business;

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diluting the interests of our existing security holders as a result of issuing common stock upon conversion of the Convertible Note; and

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placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

The Convertible Note includes financially restrictive covenants that, among other things, limit our ability to incur additional debt. Without the consent of the holder of the Convertible Note, we may not create, incur, assume, guarantee, or be or remain liable with respect to any senior indebtedness exceeding the greater of (i) $150,000,000 in the aggregate, (ii) an amount equal to 500% of Adjusted EBITDA for the period of 12 consecutive months ending on the last day of the fiscal month ended most recently prior to the date of incurrence of such senior indebtedness or (iii) the amount of senior indebtedness incurred by the Company pursuant to one or more asset-based credit facilities, working capital facilities, or receivable facilities secured only by liens on our or our subsidiaries’ assets and property, plus interest accruing thereon and the termination value of interest rate hedges or currency swaps in respect thereof.
The Convertible Note matures on January 9, 2026. At maturity, unless converted or redeemed, we will need to repay the principal amount under the Convertible Note. Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness, including the Convertible Note, and our cash needs may increase in the future.

We may be unable to raise the funds necessary to repurchase the Convertible Note for cash following a change of control, or to pay any cash amounts due upon redemption or conversion, and our other indebtedness may limit our ability to repurchase the Convertible Note or pay cash upon its conversion.
In the event of a change of control, the holder of the Convertible Note has the right to require us to convert all of the Convertible Note to common stock or redeem all of the outstanding principal amount of the Convertible Note plus unpaid interest (whether or not accrued) that would have otherwise accrued and been payable had the Convertible Note remaining outstanding through January 9, 2026. We may not have enough available cash or be able to obtain financing at the time we are required to redeem the Convertible Note or pay the cash amounts due upon conversion or redemption. In addition, applicable law, regulatory authorities and the agreements governing any future indebtedness may restrict our ability to repurchase the Convertible Note or pay the cash amounts due upon conversion or redemption. Our failure to repurchase the Convertible Note or to pay the cash amounts due upon conversion or redemption when required will constitute a default under the Convertible Note. A default under the Convertible Note could also lead to a default under agreements governing any future indebtedness, which may result in that other indebtedness becoming immediately payable in full. We may not have sufficient funds to satisfy all amounts due under such other indebtedness and the Convertible Note.
Provisions in the Convertible Note could delay or prevent an otherwise beneficial takeover of us.
Certain provisions in the Convertible Note could make a third-party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a change of control, then the holder will have the right to convert all of the Convertible Note or redeem all of the outstanding principal amount of the Convertible Note. In this case, and in other cases, our obligations under the Convertible Note could increase the cost of acquiring us or otherwise discourage a third party from acquiring us, including in a transaction that holders of our common stock may view as favorable.
Risks Related to ROCG and the Business Combination
Unless the context otherwise requires, all references in this subsection to (i) “we,” “us,” or “ROCG” refer to ROCG prior to the consummation of the Business Combination, (ii) “Combined Company” is to ROCG and its subsidiaries after consummation of the Business Combination, and (iii) “Tigo” is to Tigo Energy, Inc. and its subsidiaries prior to the consummation of the Business Combination, and to Tigo MergeCo, Inc. (the surviving company following the Mergers) and its subsidiaries after the consummation of the Business Combination.
ROCG stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.
Upon the issuance of the shares to Tigo stockholders, current ROCG stockholders’ percentage ownership will be diluted. All six expected members of the Combined Company’s board of directors after the completion of the Business Combination will be directors nominated by Tigo. The percentage of the Combined Company’s common stock that will be owned by current ROCG stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of current ROCG stockholders under different redemption levels, based on the number of issued and outstanding shares of ROCG common stock and Tigo capital stock on December 22, 2022, and based on the merger consideration, current ROCG stockholders (including the Sponsors and directors and executive of ROCG), as a group, will own (1) if there are no further redemptions of Public Shares, 6.5% of the Combined Company’s common stock expected to be outstanding immediately after the Business Combination (on a fully diluted basis) or (2) if there is the maximum level of redemption of the Public Shares, approximately 2.4% of the Combined Company’s common stock expected to be outstanding immediately after the Business Combination (on a fully diluted basis). Because of this, current ROCG stockholders, as a group, will have less influence on the board of directors, management and policies of the Combined Company than they now have on the board of directors, management and policies of ROCG.

The Sponsors have agreed to vote in favor of the Business Combination, regardless of how ROCG public stockholders’ vote.
The Sponsors have agreed to, among other things, vote any shares of ROCG common stock owned by them in favor of the Business Combination, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsors own, in the aggregate, approximately 58.4% of the issued and outstanding shares of ROCG common stock. Accordingly, we would not need any of our Public Shares to be voted in favor of any of the Business Combination or other Proposals to have such Proposal approved and it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if ROCG’s Sponsors and our directors had agreed to vote their ordinary shares in accordance with the majority of the votes cast by our public stockholders, as is often the case with blank check companies seeking approval of a business combination.
Since the holders of Founder Shares, including our officers and directors, have interests that are different, or in addition to (and which may conflict with), the interests of our public stockholders, a conflict of interest may have existed in determining whether the Business Combination with Tigo is appropriate as our initial business combination. Such interests include that such holders may lose their entire investment in us if our business combination is not completed.
When you consider the recommendation of the ROCG Board in favor of approval of the Business Combination and the proposals to be considered at the Special Meeting, you should keep in mind that the Sponsors, which include ROCG’s officers and directors, have interests in the Business Combination that are different from, or in addition to (which may conflict with), those of ROCG stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

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unless ROCG consummates an initial business combination, the Sponsors and ROCG’s officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds from the ROCG IPO and private placement not deposited in the Trust Account. As of January 31, 2023, no such reimbursable out-of-pocket expenses have been incurred;

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with certain limited exceptions, 50% of ROCG’s founder shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial business combination and the date the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the founder shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination or earlier in either case if, subsequent to our initial business combination, we complete a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their shares of common stock for cash, securities or other property;

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based on the difference in the purchase price of $0.0087 that the Sponsors paid for the Founder Shares, as compared to the purchase price of $10.00 per public unit sold in the IPO, the Sponsors may earn a positive rate of return even if the share price of the Combined Company after the closing of a business combination falls below the price initially paid for the public units in the ROCG IPO and the public investors experience a negative rate of return following the closing of a business combination;

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the fact that Sponsors paid an aggregate of $25,000 (or approximately $0.0087 per share) for their 2,875,000 Founders Shares and such securities may have a value of $28,750,000 at the time of a business combination. Therefore, the Sponsors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Further, the Founder Shares have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

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the fact that the Sponsors currently hold 461,500 private placement units, each unit consisting of one share of common stock and one-half of one redeemable warrant, which private placement units were purchased at a price of $10.00 per unit, or an aggregate value of $4,615,000 and which have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

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the fact that the Sponsors have entered into a sale and purchase agreement with Tigo, pursuant to which, Tigo has agreed to purchase 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units in exchange for an amount equal to $2,300,000, such purchased equity to be cancelled on the books and records of ROCG at the effective time of the Merger, which sale would not take place of and will be worthless if the Business Combination is not consummated;

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the fact that Roth, an affiliate of the Sponsors, has entered into an agreement (the “BCMA Termination Agreement”) to terminate the business combination marketing agreement, dated as of August 5, 2021 (the “BCMA”), by and among ROCG, Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC in exchange for the termination for the BCMA in exchange for up to 300,000 shares of ROCG common stock. Pursuant to the BCMA Termination Agreement, at the Closing, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000 with “Equity Raised” defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments of Tigo and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share;

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the fact that, if the Trust Account is liquidated, including in the event we are unable to consummate the Business Combination or an initial business combination within the Completion Window, the Sponsors have agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third-party vendors or service providers (other than our independent registered public accounting firm) for services rendered or products sold to us, but only if such target business, vendor or service provider has not executed a waiver of any and all of its rights to seek access to the Trust Account;

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the fact that the Sponsors must repay the full amount of the expenses advanced by Tigo to extend the period for ROCG to consummate a Business Combination pursuant to the Promissory Note. As of February 10, 2023, the principal balance of the Promissory Note was $81,590.55;

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the fact that the Sponsors currently hold an aggregate of 2,875,000 Founder Shares and 461,500 Private Placement Units. As of February 10, 2023, the Founder Shares had an aggregate market value of approximately $29.7 million and the Private Placement Units had an aggregate market value of approximately $4.8 million, based on a market price of $10.33 per share of Common Stock on February 10, 2023 and a market price of $10.4441 per Unit on February 10, 2023, respectfully;

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the fact that, following the transactions contemplated by the Sale and Purchase Agreement and BCMA Termination Agreement, the Sponsors will have an aggregate of approximately $18.5 million at risk depending on the completion of the Business Combination, including (i) the receipt of $2.3 million in exchange for the securities sold to Tigo pursuant to the Sale and Purchase Agreement and (ii) holding an aggregate of 1,530,000 shares of ROCG common stock with aggregate market value of approximately $15.8 million as of February 10, 2023 and 37,500 Private Placement Units with aggregate market value of approximately $0.4 million as of February 10, 2023;

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the continued indemnification of ROCG’s executive officers and directors and the continuation of ROCG’s executive officers’ and directors’ liability insurance following the consummation of the Business Combination; and

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the fact that in connection with the Merger Agreement, the Sponsors have agreed, for no consideration, not to redeem any of the Founder Shares in connection with a stockholder vote to approve the

Business Combination Proposal and such Founder Shares will be worthless if no business combination is effected by ROCG by July 10, 2023.
The personal and financial interests of the Sponsors and ROCG’s directors and officers may have influenced their motivation in identifying and selecting Tigo as a business combination target, completing an initial business combination with Tigo and influencing the operation of the business following the initial business combination.
ROCG has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to ROCG or our stockholders from a financial point of view.
The ROCG Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination and recommend that our stockholders vote to approve the Business Combination. ROCG is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price we are paying for Tigo is fair to ROCG or our stockholders from a financial point of view. In analyzing the Business Combination, the ROCG Board and ROCG’s management conducted due diligence on Tigo and researched the industry in which Tigo operates and concluded that the Business Combination was in the best interest of ROCG and our stockholders. Accordingly, ROCG’s stockholders will be relying solely on the judgment of the ROCG Board in determining the value of Tigo, and the ROCG Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may increase the number of our stockholders that vote against the Business Combination or demand redemption of their shares, which could adversely impact our ability to consummate the Business Combination.
We may be forced to close the Business Combination even if the ROCG Board determines it is no longer in our stockholders’ best interest.
Our public stockholders are protected from a material adverse event of Tigo arising between the date of the Merger Agreement and the Closing primarily by the right to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account in accordance with the procedures described elsewhere in this proxy statement/prospectus. If a material adverse event were to occur with respect to Tigo prior to consummation of the Business Combination but after obtaining the requisite approvals of our stockholders at the Special Meeting (which would also be after the deadline for our public stockholders’ election to redeem their Public Shares), we may be forced to close the Business Combination even if we were to determine it is no longer in our stockholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.
We are required to continue our efforts to obtain our stockholders’ approval of the Business Combination even if our stockholders do not approve the Business Combination at the Special Meeting, which could delay and adversely impact our ability to complete an alternate business combination.
If we do not obtain the requisite stockholder approvals at the Special Meeting, Tigo can require us to hold additional special meetings to vote on the Proposals until the earlier of such stockholder approval being obtained and the Agreement End Date. If this were to happen, our ability to seek an alternative business combination that our stockholders may prefer would be delayed, and we may not be able to identify and complete another business combination prior to July 10, 2023 (or if such date is extended at a duly called special meeting, such later date).
If the conditions to the Merger Agreement are not satisfied or waived, the Business Combination may not occur.
Even if the Business Combination is approved by our stockholders, the Merger Agreement contains specified conditions that must be satisfied or waived (to the extent any such condition can be waived) before ROCG and Tigo are obligated to complete the Business Combination, which conditions are described in more detail in the sections titled “The Business Combination” and “The Merger Agreement.” ROCG and Tigo may not satisfy all of the closing conditions in the Merger Agreement, and in such event, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver. Any such delay could adversely impact some or all of the intended benefits of the Business Combination, and if such conditions are not satisfied or waived prior to the Agreement End Date, in certain circumstances, ROCG and Tigo will be entitled to terminate the Merger Agreement.
ROCG may waive one or more of the conditions to the Business Combination.
We may agree to waive, in whole or in part, one or more of the conditions to our obligation to complete the Business Combination, to the extent permitted by our Existing Charter, bylaws, and applicable laws. If the ROCG Board determines that a failure of Tigo to satisfy any condition to ROCG’s obligation to consummate the Business Combination is not material, then our Board may authorize our waiver of that condition and close the Business Combination. ROCG may not waive the condition that our stockholders approve the Business Combination.
The exercise of discretion by our directors and officers in agreeing to changes in the terms of the Merger Agreement, consenting to actions taken or proposed to be taken by Tigo or waivers of the conditions to ROCG’s obligation to consummate the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in ROCG’s stockholders’ best interest.
In the period leading up to the Closing, events may occur that would require ROCG to agree to amend the Merger Agreement, to consent to certain actions taken or proposed to be taken by Tigo or to waive one or more rights of ROCG under the Merger Agreement, including waivers to the conditions to our obligation to consummate the Business Combination. In such event and subject to our Governing Documents and applicable laws, the ROCG Board could determine to agree to such amendments, grant such consents or waive such rights. The existence of financial and personal interests of one or more of our directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interest of ROCG and its stockholders and what he, she or they may believe is their own best interest in determining whether or not to ROCG agrees to such amendments, grants such consents or waives such rights or conditions. As of the date of this proxy statement/prospectus, we do not expect there will be any such amendments, consents or waivers prior to consummation of the Business Combination.
Past performance by any member or members of our management team, any of their respective affiliates, or our Sponsors may not be indicative of future performance of an investment in Tigo or the Combined Company.
Past performance by any member or members of our management team or any of their respective affiliates, including our Sponsors, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member or members of our management team, any of their respective affiliates, our Sponsors or any of the foregoing’s related investment’s performance, as indicative of the future performance of an investment in Tigo or the Combined Company or the returns Tigo or the Combined Company will, or is likely to, generate going forward.
ROCG and Tigo will incur significant transaction and transition costs in connection with the Business Combination.
ROCG and Tigo have both incurred and expect to incur significant, non-recurring costs in connection with the Business Combination and the Combined Company’s operation as a public company following the consummation of the Business Combination. ROCG and Tigo may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination, including legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by the Combined Company upon consummation of the Business Combination, provided, however, that certain transaction expenses incurred by ROCG in excess of $5.0 million will be either offset by (i) the forfeiture and cancellation of shares of ROCG common stock held by the Sponsors having value equal to such excess or (ii) the payment in cash of such excess to ROCG by the Sponsors.
The announcement of the proposed Business Combination could disrupt Tigo’s relationships with its customers, business partners and others, as well as its (and consequently the Combined Company’s) operating results and business generally.
Whether or not the Business Combination is consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Tigo’s (and consequently the Combined Company’s) business include the following:

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its employees may experience uncertainty about their future roles, which could adversely affect Tigo’s ability to retain and hire key personnel and other employees;

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customers, business partners and other parties with which Tigo maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with Tigo, or fail to extend an existing relationship with Tigo; and

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Tigo has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Tigo’s (and consequently the Combined Company’s) results of operations and cash available to fund its business.
After consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Tigo has identified all material issues or risks associated with Tigo, its business or the industry in which it operates, or that factors outside of Tigo’s and our control will not later arise. Furthermore, even if our due diligence has identified certain issues or risks, unexpected issues and risks may arise and previously identified issues and risks may materialize in a manner that is not consistent with our preliminary risk analysis. As a result, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. If any of these issues or risks materialize, it could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or the Combined Company. Additionally, we have no indemnification rights against the Tigo stockholders under the Merger Agreement and substantially all of the merger consideration will be delivered at the Closing.
Accordingly, any ROCG stockholders or unit holders who choose to remain stockholders of the Combined Company following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such stockholders or unit holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
There are risks to our public stockholders who are not affiliates of the Sponsors of becoming stockholders of the Combined Company through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.
Our stockholders should be aware that there are risks associated with Tigo becoming publicly traded through a business combination with ROCG (a special purpose acquisition company) instead of through an underwritten offering, including that investors will not receive the benefit of any independent review of Tigo’s finances and operations, including its projections.
Underwritten public offerings of securities are subject to a due diligence review of the issuer by the underwriters to satisfy duties under the Securities Act, the rules of the Financial Industry Regulatory Authority, Inc. (FINRA) and the rules of the national securities exchange on which such securities will be listed. Additionally, underwriters conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering and undertake a due diligence review process in order to establish a due diligence defense against liability for claims under the federal securities laws. Our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type typically performed by underwriters in a public securities offering. While sponsors, private investors and management in a business combination undertake financial, legal and other due diligence, it is not necessarily the same review or analysis that would be undertaken by underwriters in an underwritten public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus.
There could also be more volatility in the near-term trading of the Combined Company’s securities following the consummation of the Business Combination as compared to an underwritten public offering of its common stock, including as a result of the lack of a lock-up agreement between any underwriter and certain investors.
In addition, the Sponsors, certain members of the ROCG board of directors and its officers, as well as their respective affiliates and permitted transferees, have interests in the proposed transactions that are different from or are in addition to those of holders of the Combined Company’s securities following completion of the Business Combination, and that would not be present in an underwritten public offering of the Combined Company’s securities. Such interests may have influenced the board of directors of ROCG in making their recommendation that ROCG shareholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if the Combined Company became a publicly listed company through an underwritten initial public offering instead of upon completion of the Mergers.
The historical financial data for Tigo and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.
The historical financial data for Tigo included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a standalone the Combined Company during the periods presented or those that the Combined Company will achieve in the future. This is primarily the result of the following factors: (i) the Combined Company will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) the Combined Company’s capital structure will be different from that reflected in Tigo’s historical financial statements. The Combined Company’s financial condition and future results of operations could be materially different from amounts reflected in its and Tigo’s historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.
Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, ROCG being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Tigo on the Closing Date and the number of ROCG common stock that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of the Combined Company’s future operating or financial performance. The Combined Company’s actual financial condition and results of operations may vary materially from pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
The ability of ROCG’s stockholders to exercise redemption rights with respect to a large number of common stock may make it more difficult for us to complete the Business Combination as contemplated and could increase the number of shares of the Combined Company common stock issuable in the Business Combination which would increase the dilution to ROCG’s stockholders as a result of the Business Combination.
Our Existing Charter does not provide a specified maximum redemption threshold, except that in no event will ROCG consummate any Business Combination unless it has net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of at least $5,000,001 immediately prior to or upon consummation of such Business Combination.

Tigo will be entitled to terminate the Business Combination if, among other things, the Actual Capital Raise Amount is less than $15,000,000. This termination right is for the sole benefit of Tigo, and if such right is exercised by Tigo, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.
The obligations of ROCG to consummate the Business Combination are conditioned on, among other things, that the amount of cash available in the Trust Account or otherwise held by the ROCG immediately prior to the Closing after deducting the amounts required to satisfy ROCG’s obligations to its stockholders (if any) that elect to have ROCG redeem their ROCG Public Shares, repayment of our indebtedness and certain excluded and excess ROCG expenses, or the net tangible assets of the Combined Company upon the Closing, would be at least equal to $5,000,001. This condition is for the sole benefit of ROCG, and if such condition is not satisfied or waived by ROCG, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.
There can be no assurance that either ROCG could and would waive its net tangible asset condition to Closing and consummate the Business Combination if such condition is not satisfied, or that Tigo would not terminate the Merger Agreement in the Event the minimum Actual Capital Raise Amount is not met. If the Business Combination is consummated with less than such minimum amounts, the aggregate cash held by the Combined Company after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, the exercise of redemption rights with respect to a large number of our Public Shares may prevent us from taking actions as may be desirable in order to optimize the capital structure of the Combined Company after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.
In addition, if the Business Combination is consummated with less than such minimum amounts, the number of shares of the Combined Company common stock issued to the Tigo stockholders in the Business Combination, and the dilution of the ROCG stockholders resulting from the Business Combination, would be greater than currently contemplated.
We have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that we will be unable to continue as a going concern if we do not consummate an initial business combination by July 10, 2023. If we are unable to effect an initial business combination by July 10, 2023, we will be forced to liquidate and our warrants will expire worthless.
ROCG is a blank check company, and as ROCG has no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that we will be unable to continue as a going concern if we do not consummate an initial business combination by July 10, 2023. Unless ROCG amends their Existing Charter and certain other agreements into which ROCG has entered to extend its life, and does not complete an initial business combination by July 10, 2023, ROCG will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest not previously released to ROCG to fund its working capital requirements and taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ROCG’s remaining stockholders and the ROCG Board, dissolve and liquidate, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Public Unit in the IPO. In addition, if ROCG fails to complete an initial business combination by July 10, 2023, there will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless. ROCG expects to consummate the Business Combination and do not intend to take any action to extend its life beyond July 10, 2023 if it is unable to effect an initial business combination by that date.

The Sponsors, Tigo or their directors, officers, advisors or respective affiliates may elect to purchase shares from public stockholders prior to the consummation of the Business Combination and the other proposals described in this proxy statement, which may influence the vote on the Business Combination and reduce the public “float” of our securities.
Subject to applicable securities laws, the Sponsors, Tigo or their respective directors, officers, advisors or affiliates may purchase Public Shares in privately negotiated transactions or in the open market, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Proposals, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of ROCG’s common stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsors, Tigo or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of obtaining requisite stockholder approvals of the proposals to be voted on at the Special Meeting, including the Business Combination or to satisfy the conditions in the Merger Agreement, where it appears that such requirements would otherwise not be met. This may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for our securities.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing the Business Combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Tigo is not currently subject to Section 404 of the Sarbanes-Oxley Act (“Section 404”). The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Tigo as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to the Combined Company after the Business Combination. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of the Combined Company common stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
We will incur increased costs as a result of operating as a public company, and the Combined Company’s management will be required to devote substantial time to new compliance and investor relations initiatives.
As a public company, the Combined Company will incur significant legal, accounting and other expenses that Tigo did not incur as a private company. The Combined Company will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, require, among other things, that a public company establish and maintain effective disclosure and financial controls. As a result, the Combined Company will incur significant legal, accounting and other expenses that Tempo did not previously incur. The Combined Company’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.
Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to the Combined Company when the Combined Company ceases to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which the Combined Company operates its business in ways it cannot currently anticipate.
The Combined Company expects the rules and regulations applicable to public companies to substantially increase the Combined Company’s legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of the Combined Company’s management and personnel from other business concerns, they could have a material adverse effect on the Combined Company’s business, financial condition and results of operations. The increased costs will decrease the Combined Company’s net income or increase the Combined Company’s net loss, and may require the Combined Company to reduce costs in other areas of the Combined Company’s business or increase the prices of the Combined Company’s services. For example, the Combined Company expects these rules and regulations to make it more difficult and more expensive for the Combined Company to obtain director and officer liability insurance, and the Combined Company may be required to incur substantial costs to maintain the same or similar coverage. The Combined Company cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on its board of directors, board committees or as executive officers.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the Redemption Price received by public stockholders may be less than $10.00 per share (which was the offering price per unit in our IPO).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our business combination within our Completion Window, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten (10) years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the ten dollars ($10.00) per public share initially held in the Trust Account, due to claims of such creditors.
In order to protect the amounts held in the Trust Account, certain of the Sponsors have agreed to be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below (i) $10.15 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a valid and enforceable agreement with ROCG waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the ROCG’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked such Sponsors to reserve for such indemnification obligations, nor have we independently verified whether such Sponsors have sufficient funds to satisfy its indemnity obligations. Therefore, we cannot assure you that the Sponsors would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than ten dollars ($10.00) per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If, after we distribute the proceeds in the Trust Account to our public stockholders, ROCG files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the ROCG Board may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover all amounts received by our stockholders. In addition, the ROCG Board may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our stockholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the ROCG Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved and may not be consummated.
The ROCG Board is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Proposals. If the Adjournment Proposal is not approved, the ROCG Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Proposals. In such event, the Business Combination would not be approved and may not be consummated.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult.
The Proposed Charter, the Proposed Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Combined Company’s board of directors. Among other things, the Proposed Charter and/or the Proposed Bylaws will include the following provisions:
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limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

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a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

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a forum selection clause, which means certain litigation against us can only be brought in Delaware;

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the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders;

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amendment of certain provisions of the organizational documents only by the affirmative vote of at least two-thirds of the voting power of the outstanding capital stock; and

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advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.
Any provision of the Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The Proposed Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
The Proposed Charter, which will become effective at the Effective Time, will provide that unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim against the Corporation, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DGCL or our Proposed Charter or bylaws, or (iv) any action, suit or proceeding asserting a claim against the Corporation, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.
Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Proposed Charter will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Risks Relating to the Ownership of the Combined Company’s common stock following the Business Combination
The price of the Combined Company’s common stock and warrants may be volatile.
In addition, following the Business Combination, fluctuations in the price of the Combined Company’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of Tigo and trading in the shares of ROCG securities has not been active. Accordingly, the valuation ascribed to the Combined Company in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of the Combined Company’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and the Combined Company’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of the Combined Company’s securities may include:
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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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changes in the market’s expectations about the Combined Company’s operating results;

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success of competitors;

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operating results failing to meet the expectations of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning the Combined Company or the industry in which the Combined Company operates in general;

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operating and stock price performance of other companies that investors deem comparable to the Combined Company;

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ability to market new and enhanced products and services on a timely basis;

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changes in laws and regulations affecting our business;

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commencement of, or involvement in, litigation involving the Combined Company;

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changes in the Combined Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of the Combined Company’s common stock available for public sale;

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any major change in the Combined Company’s board or management;

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sales of substantial amounts of the Combined Company’s common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, changes in interest rates, changes in fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Combined Company could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
Future resales of common stock after the consummation of the Business Combination may cause the market price of the Combined Company’s securities to drop significantly, even if the Combined Company’s business is doing well.
Following consummation of the Business Combination and subject to certain exceptions, the Sponsors, ROCG’s directors, Tigo’s directors and officers and certain Tigo stockholders will be contractually restricted from selling or transferring most of their shares of the Combined Company’s common stock.
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For those certain stockholders holding Founder Shares, such restrictions begin at Closing and end on the earlier of (i) the date that is 12 months after the Closing Date, and (ii) such date that the closing price of the Combined Company’s common stock exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganization and recapitalizations) for any 20 trading days within a 30 trading day period following the six month anniversary of the Closing.

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For all other stockholders, such restrictions begin at Closing and end on the date that is six months after the Closing Date.

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So long as, at the time of sale, the sales price of the Combined Company’s common stock exceeds $10.00 per share, the terms of the Lock-Up Agreement will permit each stockholder to transfer up to 15% of the shares of common stock owned by such party outside of the forgoing restrictions; provided, however, in the event such stockholder is a member of the board of directors of the Combined Company or holds a management position in Combined Company, such stockholder may not transfer any of the Combined Company common stock pursuant to foregoing exception for a period of 90 days after the date of Closing.

Following the expiration of such lockups, the stockholders will not be restricted from selling shares of the Combined Company common stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of the Combined Company common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could have the effect of increasing the volatility in the market price for the Combined Company common stock or the market price of the Combined Company common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Upon completion of the Business Combination, the stockholders subject to the lock-up will collectively beneficially own approximately 96.0% of the outstanding shares of the Combined Company common stock, assuming that no public stockholders redeem their Public Shares in connection with the Business Combination. Assuming redemption of all Public Shares in connection with the Business Combination, the ownership of the stockholders subject to the lock-up would rise to 100.0% of the outstanding shares of the Combined Company’s common stock. For further information regarding the assumptions for the calculation of pro forma beneficial ownership of the Combined Company following the consummation of the Business Combination, see the section title “Security Ownership of Certain Beneficial Owners and Management of ROCG and the Combined Company.”
If we fail to maintain proper and effective internal controls over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the Combined Company’s common stock may decline.
Effective internal controls over financial reporting are necessary for the Combined Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Combined Company to fail to meet its reporting obligations. In addition, any testing by the Combined Company conducted in connection with Section 404 of the Sarbanes-Oxley Act (“Section 404”) or any subsequent testing by the Combined Company’s independent registered public accounting firm, may reveal deficiencies in the Combined Company’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to the Combined Company’s financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Combined Company’s reported financial information, which could have a negative effect on the trading price of the Combined Company’s stock.
For as long as the Combined Company is an emerging growth company, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of the Combined Company’s internal controls over financial reporting could detect problems that the Combined Company’s management’s assessment might not detect. Undetected material weaknesses in the Combined Company’s internal controls over financial reporting could lead to restatements of the Combined Company’s consolidated financial statements and require the Combined Company to incur the expense of remediation.
If the Combined Company is not able to comply with the requirements of Section 404 in a timely manner or it is unable to maintain proper and effective internal controls over financial reporting may not be able to produce timely and accurate consolidated financial statements. As a result, the Combined Company’s investors could lose confidence in its reported financial information, the market price of the Combined Company’s stock could decline and the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities.
Nasdaq may not list the Combined Company’s securities on its exchange, and the Combined Company may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.
In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have the Combined Company’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if the Combined Company’s securities are listed on Nasdaq, the Combined Company may be unable to maintain the listing of its securities in the future.
If the Combined Company fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, Tigo would not be required to consummate the Business Combination. In the event that Tigo elected to waive this condition, and the Business Combination was consummated without the Combined Company’s securities being listed on Nasdaq or on another national securities exchange, the Combined Company could face significant material adverse consequences, including:
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a limited availability of market quotations for the Combined Company’s securities;

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reduced liquidity for the Combined Company’s securities;

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a determination that the Combined Company common stock is a “penny stock” which will require brokers trading in the Combined Company common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company’s securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the Combined Company’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities.
If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.
The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.
Following the consummation of the Business Combination, the Combined Company will be a holding company and our only significant asset will be our ownership interest in Tigo and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on the Combined Company’s common stock or satisfy the Combined Company’s other financial obligations, including taxes.
Following consummation of the Business Combination, the Combined Company will be a holding company with no material assets other than its ownership of Tigo. As a result, the Combined Company will have no independent means of generating revenue or cash flow. The Combined Company’s ability to pay taxes and pay dividends will depend on the financial results and cash flows of Tigo and its subsidiaries and the distributions it receives from Tigo. Deterioration in the financial condition, earnings or cash flow of Tigo and its subsidiaries for any reason could limit or impair Tigo’s ability to pay such distributions. Additionally, to the extent that the Combined Company needs funds and Tigo and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Tigo is otherwise unable to provide such funds, it could materially adversely affect the Combined Company’s liquidity and financial condition.

Dividends on the Combined Company common stock, if any, will be paid at the discretion of the Combined Company Board, which will consider, among other things, the Combined Company’s business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict the Combined Company’s ability to pay dividends or make other distributions to its stockholders. In addition, the Combined Company is generally prohibited under Delaware law from making a distribution to stockholders to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the Combined Company (with certain exceptions) exceed the fair value of its assets. If Tigo does not have sufficient funds to make distributions, the Combined Company’s ability to declare and pay cash dividends may also be restricted or impaired.
Future sales, or the perception of future sales, of our common stock by us or our existing stockholders in the public market following the Closing could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of the Business Combination, assuming no further redemptions by ROCG public stockholders and assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, we will have on a fully diluted basis a total of 69,714,499 shares of common stock outstanding, consisting of (i) 60,000,000 shares issued to holders of shares of Tigo capital stock, (ii) 8,128,249 shares held by ROCG’s public stockholders and (iii) 1,586,250 shares held by the Sponsors (which includes the Founder Shares and the Private Placement Units). All shares issued as merger consideration in the Business Combination will be freely tradable, subject to certain lock-ups, without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, referred to herein as “Rule 144”), including our directors, executive officers and other affiliates.
Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144. As restrictions on resale end, the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
In addition, the shares of our common stock reserved for future issuance under the Equity Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale by affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance under the Equity Incentive Plan is expected to equal          shares.
We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover approximately          shares of our common stock.
Warrants will become exercisable for the Combined Company common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding warrants to purchase an aggregate of 5,768,750 shares of the Combined Company common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. Each warrant entitles the registered holder to purchase one share of Combined Company common stock at a price of $11.50 per full share, subject to adjustment as discussed below. Combined Company common stock issued upon exercise of the warrants are subject to the lock-up agreements described in the section title “Other Agreements — Lockup Agreement.” Pursuant to the Warrant Agreement, a holder of warrants may exercise its warrants only for a whole number of shares. This means that only a whole warrant may be exercised at any given time by a holder of warrants. To the extent such warrants are exercised, additional shares of the Combined Company common stock will be issued, which will result in dilution to the holders of the Combined Company common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of the Combined Company common stock.
Even if the Business Combination is consummated, the warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding warrants approve of such amendment.
The warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding warrants to make any change that adversely affects the interests of the registered holders of warrants. Accordingly, ROCG or, after the consummation of the Business Combination, the Combined Company may amend the terms of the warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding warrants approve of such amendment. Although ROCG’s or, after the consummation of the Business Combination, the Combined Company’s ability to amend the terms of the warrants with the consent of at least a majority of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of the Combined Company common stock, as applicable, purchasable upon exercise of a warrant.
The Warrant Agreement contains an exclusive forum clause, which could limit a warrant holder’s ability to obtain a favorable judicial forum for disputes arising under the Warrant Agreement.
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us or the warrant agent arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of the warrants shall be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice of forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with ROCG or, after the Business Combination, the Combined Company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Your unexpired warrants may be redeemed prior to their exercise at a time that may be disadvantageous to you, thereby making your warrants worthless.
ROCG or, after the completion of the Business Combination, the Combined Company has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the ROCG or Combined Company common stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on each of twenty (20) trading days within any thirty (30) trading day period commencing after the warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the shares of the ROCG or Combined Company common stock, as applicable, issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day redemption or ROCG or the Combined Company, as applicable, has elected to require the exercise of the Warrants on a cashless basis. If and when the warrants become redeemable, ROCG or the Combined Company, as applicable, may not exercise such redemption right if the issuance of shares of the ROCG or Combined Company common stock, as applicable, upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or ROCG or the Combined Company, as applicable, is unable to effect such registration or qualification. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.
A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our stock.
On August 16, 2022, the IR Act was signed into U.S. federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax applies only to repurchases that occur after December 31, 2022. Because we are a Delaware corporation and our securities are trading on Nasdaq, we are a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has authority to provide excise tax regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including the rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change.
Any redemptions in connection with the Business Combination that occur after December 31, 2022 may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax on a redemption of our stock would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemption treated as a repurchase of stock in connection with the Business Combination, (iii) the nature and amount of the equity issued by us in connection with the Business Combination, including the shares of ROCG common stock issued to the Tigo stockholders in connection with the Business Combination (or otherwise issued by us not in connection with the Business Combination but issued within the same taxable year of the redemption treated as a repurchase of stock), and (iv) the content of forthcoming regulations and other guidance from the U.S. Department of the Treasury. As noted above, the excise tax would be payable by us, and not by the redeeming holder, and no guidance on the mechanics of any required reporting and payment of the excise tax on which taxpayers may rely have been issued to date. Accordingly, the imposition of the excise tax could cause a reduction in the cash available on hand to complete the Business Combination or for effecting redemptions in connection with the Business Combination.
If the Merger does not qualify as a “reorganization” under Section 368(a) or as a transaction governed by Section 351 of the Code, holders of shares of Tigo common stock may incur a substantially greater U.S. federal income tax liability as a result of the Merger.
The parties intend for the Merger contemplated by the Merger Agreement to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code. There are technical uncertainties, however, as to whether the Merger qualifies for such intended tax treatment. If the Merger did not meet the requirements of either Section 368(a) or Section 351 of the Code, the Merger generally would be a taxable exchange of Tigo common stock for Combined Company common stock for U.S. federal income tax purposes, and holders of Tigo common stock generally would recognize taxable gain or loss in such taxable exchange. The obligations of ROCG, Tigo and Merger Sub to complete the Merger are not conditioned on the receipt of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code, and the Merger will occur even if it does not so qualify. Neither ROCG nor Tigo has requested, and neither intends to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Accordingly, each holder of Tigo common stock is urged to consult its tax advisor with respect to the particular tax consequence of the Merger to such holder.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
ROCG is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the historical unaudited condensed balance sheet of ROCG as of September 30, 2022 with the historical unaudited condensed consolidated balance sheet of Tigo as of September 30, 2022 on a pro forma basis as if the Business Combination, Tigo’s issuance of the Convertible Note and the other related events contemplated by the Merger Agreement, summarized below, had been consummated on September 30, 2022.
The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the historical unaudited condensed statement of operations of ROCG for the nine months ended September 30, 2022 with the historical unaudited condensed consolidated statement of operations of Tigo for the nine months ended September 30, 2022 on a pro forma basis as if the Business Combination, Tigo’s issuance of the Convertible Note and the other related events contemplated by the Merger Agreement, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 presents the historical audited consolidated statement of operations of Tigo for the year ended December 31, 2021 on a pro forma basis as if the Business Combination and the other related events contemplated by the Merger Agreement, summarized below, had been consummated on January 1, 2021.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•
the historical unaudited condensed financial statements of ROCG as of and for the nine months ended September 30, 2022 and the historical audited financial statements of ROCG as of and for the years ended December 31, 2021 and 2020;

•
the historical unaudited condensed consolidated interim financial statements of Tigo as of and for the nine months ended September 30, 2022 and the historical audited consolidated financial statements of Tigo as of and for the years ended December 31, 2021 and 2020; and

•
other information relating to ROCG and Tigo included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section titled “BCA Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ROCG,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tigo,” and other financial information included elsewhere in this proxy statement/prospectus.
Description of the Business Combination
Pursuant to the Merger Agreement, Merger Sub will merge with and into Tigo, with Tigo surviving the Merger. Tigo will become a wholly owned subsidiary of ROCG and immediately be renamed “Tigo Energy MergeCo, Inc.” and ROCG will immediately be renamed “Tigo Energy, Inc.” Upon the consummation of the Business Combination, all holders of Tigo common stock will receive shares of the Combined Company’s common stock at a deemed value of $10.00 per share after giving effect to the Exchange Ratio, resulting in an estimated 55,467,360 shares of the Combined Company’s common stock to be immediately issued and outstanding, and all holders of Tigo Options and preferred stock warrants will have the right to receive an estimated 4,532,640 shares to be reserved for the potential future issuance of the Combined Company’s common stock upon the exercise of the Combined Company’s options and warrants based on the following events contemplated by the Merger Agreement:
•
the conversion of all outstanding shares of Tigo convertible preferred stock into shares of Tigo common stock at the then-effective conversion rate as calculated pursuant to the Tigo Charter including net settlement of accrued dividends;

•
the conversion of each outstanding Tigo stock option, whether vested or unvested, into an option to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo stock option immediately prior to the Closing and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of Tigo common stock underlying such Tigo stock option immediately prior to the Closing divided by (B) the Exchange Ratio; and

•
the conversion of each outstanding warrant to purchase Tigo stock, whether or not exercisable, will be converted into a warrant to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo warrant immediately prior to the Closing and (y) the Exchange Ratio.

Other Related Events in connection with the Business Combination
Other related events that are contemplated to take place in connection with the Business Combination are summarized below:
•
ROCG and the Sponsors entered into the Sale and Purchase Agreement pursuant to which, immediately prior to the effective time of the Business Combination, the Sponsors will sell to Tigo 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units in exchange for an amount equal to $2.3 million pursuant to the Sale and Purchase Agreement, and such purchased equity will be cancelled on the books and records of ROCG at the effective time of the Business Combination.

Expected Accounting Treatment of the Business Combination
The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ROCG is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of the Combined Company will represent a continuation of the consolidated financial statements of Tigo with the Business Combination treated as the equivalent of Tigo issuing stock for the net assets of ROCG, accompanied by a recapitalization. The net assets of ROCG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Tigo in future reports of the Combined Company.
Tigo has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under the no further redemption, extension redemption, and maximum redemption scenarios:
•
Tigo’s existing stockholders will have the greatest voting interest in the combined entity under the no further redemption, extension redemption and maximum redemption scenarios with over 80% of the voting interest in each scenario;

•
Tigo will have the ability to nominate the initial members of the Board of Directors of the combined entity;

•
Tigo’s senior management will be the senior management of the combined entity; and

•
Tigo is the larger entity based on historical operating activity and has the larger employee base.

Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the Combined Company upon consummation of the Business Combination in accordance with GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events contemplated by the Merger Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of the Combined Company following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and analyses are performed. ROCG and Tigo have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information contained herein assumes that the ROCG stockholders approve the Business Combination. Pursuant to the Existing Charter, ROCG’s public shareholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. ROCG cannot predict how many of its public stockholders will exercise their right to redeem their redeemable common stock for cash. The unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Business Combination, as follows:
•
Assuming No Redemption — this scenario assumes that no public stockholders of ROCG exercise their redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account;

•
Assuming Extension Redemption — this scenario takes into account 9,121,751 shares of ROCG redeemable common stock that were tendered for redemption in connection with the special meeting of shareholders held on December 20, 2022 at an assumed redemption price of $10.24 per share; and

•
Assuming Maximum Redemption — this scenario assumes that 11,500,000 shares of redeemable common stock of ROCG are redeemed for an aggregate payment of $117.4 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of $10.24 per share based on the Trust Account balance of ROCG as of September 30, 2022.

The following summarizes the pro forma Combined Company common stock issued and outstanding immediately after the Business Combination on a fully diluted basis (assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing), presented under the three redemption scenarios:
	Share Ownership of Combined Company
	Pro Forma Combined (Assuming No Redemption)		Pro Forma Combined (Assuming Extension Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
Tigo stockholders(1)(2)(3)(4)	55,467,360	80.9%	55,467,360	93.4%	55,467,360	97.3%
ROCG’s public shareholders(5)	11,500,000	16.8%	2,378,249	4.0%	—	0.0%
Sponsors(6)	1,567,500	2.3%	1,567,500	2.6%	1,567,500	2.7%
Total	68,534,860	100.0%	59,413,109	100.0%	57,034,860	100.0%

(1)
Includes 49,905,266 shares of ROCG common stock resulting from conversion of Tigo convertible preferred stock and net exercise of Tigo common stock warrants at an estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

(2)
Excludes 197,557 shares of ROCG common stock issuable upon cashless exercise of Tigo warrants at estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

(3)
Excludes 4,335,083 shares of ROCG common stock issuable upon cashless exercise of Tigo options at estimated Exchange Ratio of 0.2373 pursuant to the Merger Agreement.

(4)
Excludes 5,454,545 shares of ROCG common stock issuable upon conversion of the Convertible Note at an estimated Exchange Ratio of 0.2373 pursuant to the Convertible Note.

(5)
Excludes 5,750,000 shares of ROCG common stock issuable upon exercise of ROCG Public Warrants.

(6)
Excludes 18,750 shares of ROCG common stock issuable upon exercise of ROCG Private Warrants.

The three alternative levels of redemption assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the Closing. There are also no adjustments for the estimated 4,532,640 shares reserved for the potential future issuance of the Combined Company’s common stock upon the exercise of the Combined Company options and warrants to be issued to holders of Tigo options and warrants upon the consummation of the Business Combination, as such events have not yet occurred.
If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2022
(in thousands)
			Assuming No Redemption Scenario			Assuming Extension Redemption Scenario			Assuming Maximum Redemption Scenario
	ROCG (Historical)	Tigo (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash	$266	$42,031	$49,735	A	$198,181	$(93,419)	K	$104,762	$(24,030)	L	$80,732
			(2,300)	B
			117,449	C
			(9,000)	D
Restricted cash	—	1,520	—		1,520	—		1,520	—		1,520
Accounts receivable, net of allowance	—	14,490	—		14,490	—		14,490	—		14,490
Inventory	—	12,034	—		12,034	—		12,034	—		12,034
Prepaid expenses and other current assets	170	6,095	—		6,265	—		6,265	—		6,265
Total current assets	436	76,170	155,884		232,490	(93,419)		139,071	(24,030)		115,041
Property and equipment, net	—	1,626	—		1,626	—		1,626	—		1,626
Marketable securities held in Trust Account	117,449	—	(117,449)	C	—	—		—	—		—
Other long-term assets	—	82	—		82	—		82	—		82
Total assets	$117,885	$77,878	$38,435		$234,198	$(93,419)		$140,779	$(24,030)		$116,749
Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$—	$19,021	$—		$19,021	$—		$19,021	$—		$19,021
Accrued expenses and other current liabilities	154	2,129	—		2,283	—		2,283	—		2,283
Income taxes payable	93	—	—		93	—		93	—		93
Warranty liability	—	1,085	—		1,085	—		1,085	—		1,085
Deferred revenue	—	45	—		45	—		45	—		45
Current maturities of long-term debt	—	10,000	—		10,000	—		10,000	—		10,000
Total current liabilities	247	32,280	—		32,527	—		32,527	—		32,527
Warranty liability, net of current portion	—	2,832	—		2,832	—		2,832	—		2,832
Deferred revenue, net of current portion	—	172	—		172	—		172	—		172
Long-term debt, net of current maturities	—	12,258	—		12,258	—		12,258	—		12,258
Convertible debt	—	—	49,735	A	49,735	—		49,735	—		49,735
Warrant liability	—	450	(450)	E	—	—		—	—		—
Total liabilities	247	47,992	49,285		97,524	—		97,524	—		97,524
Common stock subject to possible redemption	117,076	—	(117,076)	F	—	—		—	—		—
Convertible preferred stock	—	87,210	(87,210)	G	—	—		—	—		—

			Assuming No Redemption Scenario			Assuming Extension Redemption Scenario			Assuming Maximum Redemption Scenario
	ROCG (Historical)	Tigo (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Stockholders’ equity (deficit):
Common stock	—	2	1	F	7	(1)	K	6	—	L	6
			20	G
			(16)	H
			—	I
Additional paid-in capital	917	5,895	(2,300)	B	199,888	(93,418)	K	106,470	(24,030)	L	82,440
			(9,000)	D
			450	E
			117,075	F
			87,190	G
			16	H
			—	I
			(355)	J
Notes receivable from related parties	—	(103)	—		(103)	—		(103)	—		(103)
Accumulated deficit	(355)	(63,118)	355	J	(63,118)	—		(63,118)	—		(63,118)
Total stockholders’ equity (deficit)	562	(57,324)	193,436		136,674	(93,419)		43,255	(24,030)		19,225
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$117,885	$77,878	$38,435		$234,198	$(93,419)		$140,779	$(24,030)		$116,749

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2022
(in thousands, except share and per share data)
			Assuming No Redemption Scenario			Assuming Extension Redemption Scenario		Assuming Maximum Redemption Scenario
	ROCG (Historical)	Tigo (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue, net	$—	$50,382	$—		$50,382	$—	$50,382	$—	$50,382
Cost of revenue	—	35,579	—		35,579	—	35,579	—	35,579
Gross profit	—	14,803	—		14,803	—	14,803	—	14,803
Operating expenses
Research and development	—	4,476	—		4,476	—	4,476	—	4,476
Sales and marketing .	—	7,348	—		7,348	—	7,348	—	7,348
General and administrative	566	6,034	—		6,600	—	6,600	—	6,600
Total operating expenses	566	17,858	—		18,424	—	18,424	—	18,424
Loss from operations	(566)	(3,055)	—		(3,621)	—	(3,621)	—	(3,621)
Other expense (income)
Change in fair value of warrant liability	—	(37)	37	AA	—	—	—	—	—
Loss on debt extinguishment .	—	3,613	—		3,613	—	3,613	—	3,613
Interest income .	(710)	—	710	BB	—	—	—	—	—
Interest expense .	—	1,241	1,941	CC	3,182	—	3,182	—	3,182
Other expense, net .	—	68	—		68	—	68	—	68
Total other expense (income), net	(710)	4,885	2,688		6,863	—	6,863	—	6,863
Loss before income taxes	144	(7,940)	(2,688)		(10,484)	—	(10,484)	—	(10,484)
Income tax expense .	93	—	—		93	—	$93	—	93
Net income (loss)	$51	$(7,940)	$(2,688)		$(10,577)	$—	$(10,577)	$—	$(10,577)
Weighted average shares outstanding, redeemable common stock	11,500,000
Net income (loss) per share, redeemable common stock .	$—
Weighted average shares outstanding, non-redeemable common stock	3,336,500
Net income (loss) per share, non-redeemable common stock .	$—
Weighted-average shares of common stock outstanding, basic		20,797,120			68,534,860		59,413,109		57,034,860
Net loss per share – basic and diluted		$(0.38)			$(0.15)		$(0.18)		$(0.19)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021
(in thousands, except share and per share data)
			Assuming No Redemption Scenario			Assuming Extension Redemption Scenario		Assuming Maximum Redemption Scenario
	ROCG (Historical)	Tigo (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue, net	$—	$43,642	$—		$43,642	$—	$43,642	$—	$43,642
Cost of revenue	—	31,003	—		31,003	—	31,003	—	31,003
Gross profit	—	12,639	—		12,639	—	12,639	—	12,639
Operating expenses
Research and development	—	5,763	—		5,763	—	5,763	—	5,763
Sales and marketing	—	7,571	—		7,571	—	7,571	—	7,571
General and administrative	416	3,019	—		3,435	—	3,435	—	3,435
Total operating expenses	416	16,353	—		16,769	—	16,769	—	16,769
Loss from operations	(416)	(3,714)	—		(4,130)	—	(4,130)	—	(4,130)
Other expense (income)
Change in fair value of warrant liability	—	192	(192)	AA	—	—	—	—	—
Change in derivative liability	—	68	—		68	—	68	—	68
Gain on debt extinguishment	—	(1,801)	—		(1,801)	—	(1,801)	—	(1,801)
Interest income	(13)	—	13	BB	—	—	—	—	—
Interest expense	—	2,506	2,588	CC	5,094	—	5,094	—	5,094
Other expense, net	—	(16)	—		(16)	—	(16)	—	(16)
Total other expense (income), net	(13)	949	2,409		3,345	—	3,345	—	3,345
Loss before income taxes	(403)	(4,663)	(2,409)		(7,475)	—	(7,475)	—	(7,475)
Income tax expense	—	200	—		200	—	200	—	200
Net income (loss)	$(403)	$(4,863)	$(2,409)		$(7,675)	$—	$(7,675)	$—	$(7,675)
Weighted average shares outstanding, redeemable common stock	4,505,479
Net income (loss) per share, redeemable common stock	$(0.05)
Weighted average shares outstanding, non-redeemable common stock	2,827,725
Net income (loss) per share, non-redeemable common stock	$(0.05)
Weighted-average shares of common stock outstanding, basic		20,389,634			68,534,860		59,413,109		57,034,860
Net loss per share – basic and diluted		$(0.24)			$(0.11)		$(0.13)		$(0.13)

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1.   Basis of Presentation
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, ROCG will be treated as the “acquired” company and Tigo as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of the Combined Company will represent a continuation of the consolidated financial statements of Tigo with the Business Combination treated as the equivalent of Tigo issuing stock for the net assets of ROCG, accompanied by a recapitalization. The net assets of ROCG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Tigo in future reports of the Combined Company.
The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives pro forma effect to the Business Combination, Tigo’s issuance of the Convertible Note and the other related events contemplated by the Merger Agreement as if consummated on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 give pro forma effect to the Business Combination, Tigo’s issuance of the Convertible Note and the other related events contemplated by the Merger Agreement as if consummated on January 1, 2021, the beginning of the earliest period presented, on the basis of Tigo as the accounting acquirer.
The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•
the historical unaudited condensed financial statements of ROCG as of and for the nine months ended September 30, 2022 and the historical audited financial statements of ROCG as of and for the years ended December 31, 2021 and 2020;

•
the historical unaudited condensed consolidated interim financial statements of Tigo as of and for the nine months ended September 30, 2022 and the historical audited consolidated financial statements of Tigo as of and for the years ended December 31, 2021 and 2020; and

•
other information relating to ROCG and Tigo included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section titled “BCA Proposal.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this proxy statement/prospectus. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the Combined Company’s additional paid-in capital and are assumed to be cash settled.
2.   Accounting Policies
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.   Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

A.
Reflects $50.0 million in gross proceeds from Tigo’s issuance of the Convertible Note net of $0.3 million in issuance costs.

B.
Reflects Tigo’s purchase of 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units from the Sponsors pursuant to the Sales and Purchase Agreement for $2.3 million.

C.
Reflects the liquidation and reclassification of $117.4 million of investments held in the Trust Account to cash and cash equivalents that becomes available for general use by the Combined Company.

D.
Represents the cash disbursement for the total preliminary estimated direct and incremental transaction costs of $9.0 million incurred by ROCG and Tigo prior to, or concurrent with, the Closing.

E.
Represents the reclassification of Tigo’s convertible preferred stock warrant liability to additional paid-in capital as a result of the conversion of Tigo’s convertible preferred stock into Tigo common stock immediately prior to the Effective Time.

F.
Reflects the reclassification of ROCG common stock subject to possible redemption from temporary equity into permanent equity assuming no redemption.

G.
Reflects the conversion of 199,145,285 shares of Tigo convertible preferred stock into 199,145,285 shares of Tigo common stock.

H.
Represents the issuance of 55,467,360 new shares of the Combined Company’s common stock to holders of Tigo common stock pursuant to the Merger Agreement to effect the reverse recapitalization at the Closing.

I.
Represents the issuance of 300,000 shares of the Combined Company’s common stock pursuant to the BCMA Termination Letter assuming no redemption.

J.
Reflects the elimination of ROCG’s historical accumulated deficit.

K.
Represents the cash disbursed to redeem 9,121,751 shares of ROCG redeemable common stock in connection with the special meeting of stockholders held on December 20, 2022 at a redemption price of $10.24 per share.

L.
Reflects additional cash disbursed under the maximum redemption scenario to redeem an additional 2,378,249 shares of ROCG’s redeemable common stock in connection with the Business Combination representing the remaining cash in the Trust Account after giving effect to the extension redemption.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
AA.
Reflects the elimination of Tigo’s change in fair value of warrant liability as a result of the conversion of Tigo’s convertible preferred stock into Tigo common stock had the Business Combination been consummated on January 1, 2021.

BB.
Reflects the elimination of interest income on the ROCG Trust Account assets that would not have been earned had the Business Combination been consummated on January 1, 2021.

CC.
Represents interest expense and amortization of financing fees on the Convertible Note had the Convertible Note been issued on January 1, 2021.

4.   Pro Forma Net Loss per Share
Pro forma net loss per share is calculated using the basic and diluted weighted average shares of common stock outstanding of the Combined Company as a result of the pro forma adjustments. As the Business Combination is being reflected as if it had occurred on January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. Under the maximum redemption scenario, the shares of common stock subject to possible redemption assumed to be redeemed by ROCG public stockholders are eliminated as of January 1, 2021.
The unaudited pro forma condensed combined financial information has been prepared assuming the no redemption, extension redemption, and maximum redemption scenarios:
	Nine months ended September 30, 2022			Year Ended December 31, 2021
	Assuming No Redemption Scenario	Assuming Extension Redemption Scenario	Assuming Maximum Redemption Scenario	Assuming No Redemption Scenario	Assuming Extension Redemption Scenario	Assuming Maximum Redemption Scenario
(in thousands, except share and per share data)
Pro forma net loss	$(10,577)	$(10,577)	$(10,577)	$(7,675)	$(7,675)	$(7,675)
Weighted-average shares outstanding – basic and diluted	68,534,860	59,413,109	57,034,860	68,534,860	59,413,109	57,034,860
Basic and diluted net loss per share(1)	$(0.15)	$(0.18)	$(0.19)	$(0.11)	$(0.13)	$(0.13)
Weighted-average shares outstanding – basic and diluted
Tigo stockholders	55,467,360	55,467,360	55,467,360	55,467,360	55,467,360	55,467,360
ROCG’s public shareholders	11,500,000	2,378,249	—	11,500,000	2,378,249	—
Sponsors	1,567,500	1,567,500	1,567,500	1,567,500	1,567,500	1,567,500
	68,534,860	59,413,109	57,034,860	68,534,860	59,413,109	57,034,860

(1)
Outstanding options and warrants are anti-dilutive due to the reported net losses and are not included in the calculation of diluted net loss per share.

ROCG’S SPECIAL MEETING OF STOCKHOLDERS
General
ROCG is furnishing this proxy statement/prospectus to ROCG’s stockholders as part of the solicitation of proxies by the ROCG Board for use at the Special Meeting of ROCG stockholders in lieu of the 2023 annual meeting of ROCG stockholders to be held on           , 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus provides ROCG’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.
Date, Time and Place of Special Meeting
The Special Meeting in lieu of the 2023 annual meeting of stockholders will be held on           , 2023, at          a.m., Eastern Time, in virtual format.
Voting Power; Record Date
You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of common stock at the close of business on          , 2023, which is the ROCG Record Date for the Special Meeting. You are entitled to one vote for each share of common stock that you owned as of the close of business on the ROCG Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the ROCG Record Date, there were         shares of common stock outstanding, of which        were Public Shares,        were Founder Shares, and         were Private Placement Units.
Purpose of the Special Meeting
At the Special Meeting, ROCG is asking holders of ROCG common stock to vote on the following proposals:
•
The Business Combination Proposal — To consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby;

•
The Charter Proposal — To consider and vote upon a proposal to adopt the Proposed Charter in the form attached hereto as Annex B;

•
The Governance Proposal — To consider and act upon, on a non-binding advisory basis, six separate proposals with respect to certain governance provisions in the Proposed Charter in accordance with SEC requirements;

•
The Director Election Proposal — To consider and vote upon a proposal to elect six directors to serve on the Board until the 2024 annual meeting of stockholders and their respective successors are duly elected and qualified;

•
The Nasdaq Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of shares of ROCG common stock to Tigo stockholders pursuant to the Merger Agreement;

•
The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the Equity Incentive Plan; and

•
The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, or the Equity Incentive Plan Proposal.

Vote of ROCG’s Sponsors and Directors
ROCG has entered into an agreement with the Sponsors and ROCG’s independent directors, pursuant to which each agreed to vote all shares of ROCG common stock owned by them in favor of the Business

Combination Proposal presented at the Special Meeting. Further, the Sponsors and ROCG’s directors and officers intend to vote all shares of ROCG common stock they own in favor of each proposal at the Special Meeting. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of any of the Proposals to have such Proposal approved.
The Sponsors and ROCG’s independent directors have waived any redemption rights, including with respect to any Public Shares purchased in the ROCG IPO or in the aftermarket, in connection with an initial business combination. The Founder Shares and Private Placement Units held by the Sponsor and ROCG’s independent directors have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us within the Completion Window. However, the Sponsors and ROCG’s independent directors are entitled to redemption rights upon our liquidation with respect to any Public Shares they may own.
Quorum and Required Vote for Proposals for the Special Meeting
A quorum of ROCG stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if the holders of a majority of the voting power of all of the shares of capital stock of ROCG entitled to vote at the Special Meeting as of the ROCG Record Date is represented in person (including presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. As of the ROCG Record Date,         shares of common stock would be required to achieve a quorum. The Sponsors, who currently own 58.4% of the issued and outstanding shares of ROCG common stock, will count towards this quorum. As a result, we would not need any holders of our Public Shares to be present in order achieve a quorum.
The approval of each of the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal, if presented, requires the affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as a broker non-vote with regard to each such proposal, if presented, will have no effect on such proposals, but abstentions from voting will have the same effect as a vote “AGAINST” such proposals. The Sponsors have agreed to vote their shares of common stock in favor of the Business Combination Proposal presented at the Special Meeting. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of the Business Combination Proposal to have such Proposal approved.
The approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of ROCG common stock. Accordingly, a stockholder’s failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal.
Consummation of the Business Combination is conditioned on the approval of the condition precedent proposals, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Governance Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.
It is important for you to note that in the event that the Business Combination Proposal, the Director Election Proposal, the Charter Proposal, the Nasdaq Proposal, and the Equity Incentive Plan Proposal do not receive the requisite vote for approval, ROCG will not consummate the Business Combination. If ROCG does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to its public stockholders.
Recommendation of the ROCG Board of Directors
The ROCG Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, ROCG and its stockholders. Accordingly, the ROCG Board unanimously recommends that its stockholders vote “FOR” each of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal.
In considering the recommendation of the ROCG Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsors and ROCG’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of ROCG stockholders generally. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. See “The Business Combination — Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” beginning on page 220.
Abstentions and Broker Non-Votes
Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” each of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Plan Proposal and the Adjournment Proposal. Broker non-votes are considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” the Charter Proposal, which requires the affirmative vote of a majority of the outstanding shares of ROCG common stock, but will have no effect on the other proposals.
In general, if your shares are held in “street” name and you do not instruct your broker, bank, or other nominee on a timely basis on how to vote your shares, your broker, bank, or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.
Voting Your Shares — Stockholders of Record
If your shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
ROCG stockholders of record may vote electronically at the Special Meeting or by proxy. ROCG recommends that you submit your proxy even if you plan to attend the Special Meeting. If you submit a proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If you are a ROCG stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Special Meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” each of the proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
•
by submitting a properly executed proxy card (including via the Internet or by telephone); or

•
electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card you received.
Voting Your Shares — Beneficial Owners
If your shares are held in an account at a brokerage firm, bank, or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank, or other nominee. The broker, bank, or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank, or other nominee provides you along with this proxy statement/prospectus. Your broker, bank, or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank, or other nominee authorizing you to vote those shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.
Revoking Your Proxy
If you are a stockholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
1.
you may send another proxy card with a later date;

2.
you may notify ROCG’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

3.
you may attend the Special Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.
No Additional Matters
The Special Meeting has been called to consider the approval of the Business Combination Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal. No additional proposals are expected to be submitted to stockholders at this time; however, if any additional proposals are submitted to a stockholder vote at the Special Meeting, the named proxies will vote your shares in their discretion on any such proposal.
Who Can Answer Your Questions About Voting Your Shares
If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of ROCG common stock, you may contact our proxy solicitor, Advantage Proxy:
Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com
Redemption Rights
Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any stockholder holding Public Shares may demand that ROCG redeem such shares for a pro rata portion of the Trust Account (which, for illustrative purposes, was $       per share as of          , 2023, the ROCG Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Tigo is consummated, ROCG will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the

Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of ROCG. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of ROCG.
The Sponsors and ROCG’s directors and officers will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly in connection with the Business Combination.
ROCG public stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may demand redemption must, prior to       a.m. Eastern Time, on        , 2023 (the second business day preceding the scheduled vote on the Business Combination Proposal) (i) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that ROCG redeem their Public Shares for cash and (ii) deliver their Public Shares to the Transfer Agent physically or electronically using DTC’s Deposit and Withdrawal at Custodian (DWAC) system. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.
Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal, and thereafter, with ROCG’s consent, until the Closing. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).
If the Business Combination is not approved or completed for any reason, then ROCG’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account, as applicable. In such case, ROCG will promptly return any shares delivered by public stockholders.
The closing price of ROCG common stock on        , 2023, the ROCG Record Date, was $      . The cash held in the Trust Account on such date was approximately $       ($       per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of ROCG common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ROCG cannot assure its stockholders that they will be able to sell their shares of ROCG common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of ROCG common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption prior to      a.m. Eastern Time, on       , 2023 (the second business day preceding the scheduled vote on the Business Combination Proposal) by (i) submitting a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that ROCG redeem their Public Shares for cash and (ii) delivering your Public Shares to the Transfer Agent physically or electronically using DTC’s Deposit and Withdrawal at Custodian (DWAC) system.
Appraisal Rights
Stockholders of ROCG do not have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs
ROCG is soliciting proxies on behalf of the ROCG Board. This solicitation is being made by mail but also may be made by telephone or in person. ROCG and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ROCG will bear the cost of the solicitation.
ROCG has hired Advantage Proxy to assist in the proxy solicitation process. ROCG will pay that firm a fee of up to $25,000.00. Such payment will be made from non-trust account funds.
ROCG will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ROCG will reimburse them for their reasonable expenses.
The Sponsors
As of the ROCG Record Date, the Sponsors were entitled to vote an aggregate of 2,875,000 Founder Shares and 461,500 Private Placement Units. Such shares currently constitute 58.4% of the outstanding shares of ROCG common stock.
Purchases of ROCG Shares
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ROCG or its securities, the Sponsors, Tigo, the Tigo stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ROCG’s common stock or vote their shares in favor of the Business Combination Proposal. In such transactions, the purchase price for the ROCG common stock will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the ROCG common stock they acquire in such transactions. However, any ROCG common stock acquired by the persons described above would not be voted in connection with the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met or to provide additional equity financing. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Tigo’s consent, the transfer to such investors or holders of shares owned by the Sponsors for nominal value.
Entering into any such arrangements may have a depressive effect on ROCG common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.
No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsors, Tigo, the Tigo stockholders or any of their respective affiliates. ROCG will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons prior to the Special Meeting. Any such report will include (i) the amount of ROCG common stock purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of shares of ROCG common stock for which ROCG has received redemption requests.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL
Overview
Holders of ROCG common stock are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. ROCG stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.
ROCG may consummate the Business Combination only if all of the condition precedent proposals are approved by the ROCG stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Please see the sections entitled “The Business Combination” and “The Merger Agreement” in this proxy statement/prospectus for additional information regarding a summary of certain terms of the Merger Agreement and the Business Combination, including the transactions contemplated by the Merger Agreement and the Merger. You are urged to read the Merger Agreement carefully and in its entirety before voting on this proposal.
Vote Required for Approval
The affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting, is required to approve the Business Combination Proposal.
Failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, broker non-votes will have no effect on the Business Combination Proposal, but abstentions will have the same effect as a vote “AGAINST” such proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other Proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote. Further, the Business Combination Proposal is conditioned on the approval of the other condition precedent proposals. If the other condition precedent proposals are not approved, and the closing condition is note waived, the Business Combination Proposal will have no effect, even if approved by the ROCG stockholders.
The Sponsors have agreed to vote all shares of common stock, warrants and other equity interests owned by such parties in favor of the Business Combination Proposal. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of the Business Combination Proposal to have such Proposal approved. See “Other Agreements — Sponsor Support Agreement” for more information.
Recommendation of the Board of Directors
THE ROCG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ROCG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of ROCG’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE CHARTER PROPOSAL
Overview
Our stockholders are being asked to adopt the Proposed Charter in the form attached hereto as Annex B, which, in the judgment of the ROCG Board, is necessary to adequately address the needs of the Combined Company.
The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter:
•
Changes to Authorized Capital Stock — the Existing Charter authorized the issuance of 50,000,000 shares of common stock. The Proposed Charter authorizes the issuance of 160,000,000 shares of capital stock, consisting of (i) 150,000,000 shares of common stock, par value $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share;

•
Required Vote to Amend the Charter — require an affirmative vote of holders of at least two-thirds (66 and 2∕3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company, voting together as a single class, to amend, alter, repeal or rescind, in whole or in part, certain provisions of the Proposed Charter;

•
Required Vote to Amend the Bylaws — require an affirmative vote of holders of at least two-thirds (66 and 2∕3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company entitled to vote generally in an election of directors to adopt, amend, alter, repeal or rescind the Proposed Bylaws;

•
Director Removal — provide for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2∕3%) of the voting power of all of the then outstanding shares of voting stock of the Combined Company entitled to vote at an election of directors;

•
Right to Act by Written Consent — any actions required to be taken or permitted to be taken by the Combined Company’s stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be taken by written consent of the Combined Company stockholders, except, any actions required to be taken or permitted to be taken by the holders of the Combined Company preferred stock may be taken by written consent to the extent expressly provided in the applicable certificate of designation relating to such series of Combined Company preferred stock; and

•
Removal of Blank Check Company Provisions — eliminate various provisions applicable only to blank check companies, including business combination requirements.

Reasons for the Amendments
The ROCG Board’s reasons for proposing each of these amendments to the Existing Charter is set forth below.
Changes to Authorized Capital Stock
Our Existing Charter authorizes the issuance of 50,000,000 shares of common stock. The Proposed Charter provides that the Combined Company will be authorized to issue 160,000,000 shares, consisting of 150,000,000 shares of common stock and 10,000,000 shares of preferred stock.
This amendment increases the authorized number of shares because our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Business Combination and the other transactions contemplated in this proxy statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

The ROCG board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Required Vote to Amend the Charter
At present, our Existing Charter may generally be amended with the approval of a majority of the ROCG Board and the holders of a majority of our outstanding capital stock entitled to vote thereon, provided, however, that Article VI thereof may be amended only as provided therein. This amendment requires an affirmative vote of holders of at least two-thirds (66 and 2∕3%) of the voting power of all the then-outstanding shares of voting stock of the Combined Company, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, ROCG is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Combined Company to negotiate with the board of directors to reach terms that are appropriate for all stockholders.
Required Vote to Amend the Bylaws
At present, our Existing Charter provides that our bylaws may be amended by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment requires an affirmative vote of holders of at least two-thirds (66 and 2∕3%) of the voting power of all the then outstanding shares of voting stock of the Combined Company entitled to vote generally in an election of directors to adopt, amend, alter, repeal or rescind the Proposed Bylaws. The ability of the majority of the Board to amend the bylaws remains unchanged. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, ROCG is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Combined Company to negotiate with the board of directors to reach terms that are appropriate for all stockholders.
Director Removal
At present, our Existing Charter provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least sixty percent (60%) the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment provides for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2∕3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors. We believe that the enhanced supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, ROCG is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Combined Company to negotiate with the board of directors to reach terms that are appropriate for all stockholders.
Prohibiting Action by Written Consent
At present, our Existing Charter is silent with respect to the right of stockholders to act by written consent and therefore, in accordance with Section 228 of the DGCL, any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if consents, setting forth the action so taken, shall be signed by the stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. This amendment provides that the Combined Company stockholders may not take action by written consent. We believe that prohibiting such action can limit unwarranted attempts to gain control by restricting stockholders from approving proposals unless such proposals are properly presented at a stockholder meeting called and held in accordance with the Proposed Charter and the Proposed Bylaws. We believe that limiting the Combined Company stockholders’ ability to act by written consent will reduce the time and effort the Combined Company Board and management would need to devote to stockholder proposals, which time and effort could distract those directors and management from other important company business.
Removal of Blank Check Company Provisions
Our Existing Charter contains various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve the Combined Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for the Combined Company following the Business Combination. In addition, certain other provisions in our Existing Charter require that proceeds from the ROCG IPO be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Charter Proposal will not be presented at the Special Meeting. The approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding shares of ROCG common stock. Failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, abstentions, and broker non-votes will have the same effect as a vote “AGAINST” the Charter Proposal.
The Business Combination is conditioned upon the approval of the Charter Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected. The ROCG Board will abandon the Charter Proposal in the event the Business Combination is not consummated.
A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex B.
The Sponsors have agreed to vote all shares of common stock, warrants and other equity interests owned by such parties in favor of the Charter Proposal. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of the Charter Proposal to have such Proposal approved. See “Other Agreements — Sponsor Support Agreement” for more information.
Recommendation of the Board of Directors
THE ROCG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ROCG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.
The existence of financial and personal interests of ROCG’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 3 — THE GOVERNANCE PROPOSAL
Overview
Our stockholders are also being asked to vote on six separate proposals with respect to certain governance provisions in the Proposed Charter, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. We believe these provisions are necessary to adequately address the needs of the Combined Company. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Tigo and ROCG intend that the Proposed Charter in the form set forth on Annex B will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal.
Proposal 3A:   Changes to Authorized Capital Stock
See “Proposal No. 2 — The Charter Proposal — Reasons for the Amendments — Changes to Authorized Capital Stock” for a description and reasons for the amendment.
Proposal 3B:   Required Vote to Amend the Charter
See “Proposal No. 2 — The Charter Proposal — Reasons for the Amendments — Required Vote to Amend the Charter” for a description and reasons for the amendment.
Proposal 3C:   Required Vote to Amend the Bylaws
See “Proposal No. 2 — The Charter Proposal — Reasons for the Amendments — Required Vote to Amend the Bylaws” for a description and reasons for the amendment.
Proposal 3D:   Director Removal
See “Proposal No. 2 — The Charter Proposal — Reasons for the Amendments — Director Removal” for a description and reasons for the amendment.
Proposal 3E:   Right to Act by Written Consent
See “Proposal No. 2 — The Charter Proposal — Reasons for the Amendments — Right to Act by Written Consent” for a description and reasons for the amendment.
Proposal 3F:   Removal of Blank Check Company Provisions
See “Proposal No. 2 — The Charter Proposal — Reasons for the Amendments — Removal of Blank Check Company Provisions” for a description and reasons for the amendment.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Governance Proposal will not be presented at the Special Meeting. The approval of the Governance Proposal requires the affirmative vote of a majority of the shares of ROCG common stock present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting.
Failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting and broker non-votes will have no effect on the Governance Proposal, but abstentions will have the same effect as a vote “AGAINST” such proposal.
The Business Combination is not conditioned upon the approval of the Governance Proposal. Notwithstanding the approval of the Governance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Governance Proposal will not be effected. The ROCG Board will abandon the Governance Proposal in the event the Business Combination is not consummated.
As discussed above, a vote to approve the Governance Proposal is an advisory vote, and therefore, is not binding on ROCG, Tigo or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, ROCG and Tigo intend that the Proposed Charter, in the form set forth on Annex B and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Charter Proposal.
Recommendation of the Board of Directors
THE ROCG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ROCG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSAL.
The existence of financial and personal interests of ROCG’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 4 — THE DIRECTOR ELECTION PROPOSAL
Overview
Assuming the Business Combination Proposal, the Charter Approval Proposal, and the Nasdaq Proposal are approved at the Special Meeting, stockholders are being asked to elect six directors to the Board, effective upon the Closing, with each director having a term that expires at the Combined Company’s annual meeting of stockholders in 2024 and their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the other condition precedent proposals, and completion of the Business Combination.
The ROCG Board has nominated Zvi Alon, Michael Splinter, Stanley Stern, John Wilson, Tomer Babai, and Joan C. Conley to serve as the directors.
The ROCG stockholders are being asked to consider and vote upon a proposal to elect Zvi Alon, Michael Splinter, Stanley Stern, John Wilson, Tomer Babai, and Joan C. Conley to serve as the directors, in each case, to serve on the Combined Company Board until the Combined Company’s annual meeting of stockholders in 2024 and until their respective successors are duly elected and qualified, subject, however, to his or her earlier death, resignation, retirement or removal. For biographical information concerning each director nominee, see the section entitled “Management of the Combined Company Following the Business Combination.”
Vote Required for Approval
If a quorum is present, directors are elected by the affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting and broker non-votes will have no effect on the vote but abstentions will have the same effect as a vote “AGAINST” such proposal.
The Business Combination is conditioned on the approval of the Director Election Proposal. The Director Election Proposal is conditioned on the approval of the other condition precedent proposals. Therefore, if the other condition precedent proposals are not approved, and the closing condition is not waived, the Director Election Proposal will have no effect, even if approved by the ROCG stockholders.
The Sponsors have agreed to vote all shares of common stock, warrants and other equity interests owned by such parties in favor of the Director Election Proposal. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of the Director Election Proposal to have such Proposal approved. See “Other Agreements — Sponsor Support Agreement” for more information.
Recommendation of the Board of Directors
THE ROCG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ROCG STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS IN THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of ROCG’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 5 — THE NASDAQ PROPOSAL
Overview
Immediately prior to and in connection with the Business Combination, we intended to effect (subject to customary terms and conditions, including the Closing) the issuance and/or sale of up to 60,000,000 shares of ROCG common stock to the holders of Tigo’s capital stock pursuant to the Merger Agreement.
For more information, see the full text of the Merger Agreement, a copy of which is attached hereto as Annex A. The discussion herein is qualified in its entirety by reference to such documents.
Why ROCG Needs Stockholder Approval for Purposes of Nasdaq Listing Rule 5635
We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b) and (d).
Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and: (i) the common stock has or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities.
Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
As described above, ROCG will issue shares of common stock to Tigo stockholders as set forth in the Merger Agreement.
Stockholder approval of the Nasdaq Proposal is also a condition to the Closing under the Merger Agreement.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the Special Meeting. The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting. Failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting and broker non-votes will have no effect on the Nasdaq Proposal but abstentions will have the same effect as a vote “AGAINST” such proposal.
The Business Combination is conditioned upon the approval of the other condition precedent proposals, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.
The Sponsors have agreed to vote all shares of common stock, warrants and other equity interests owned by such parties in favor of the Nasdaq Proposal. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a a result, we would not need any of our Public

Shares to be voted in favor of the Nasdaq Proposal to have such Proposal approved. See “Other Agreements — Sponsor Support Agreement” for more information.
Recommendation of the Board of Directors
THE ROCG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ROCG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.
The existence of financial and personal interests of ROCG’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 6 — THE EQUITY INCENTIVE PLAN PROPOSAL
Overview
Our Board has approved and adopted, subject to stockholder approval, the Equity Incentive Plan, under which the Combined Company would be authorized to grant cash and equity incentive awards to certain eligible service providers in order to attract, motivate and retain the talent for which we compete. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex H.
Purpose of the Equity Incentive Plan
The purpose of the Equity Incentive Plan is to assist us in attracting, motivating and retaining selected individuals who will serve as our employees, officers, directors, consultants and advisors, whose judgment, interest and special effort is critical to the successful conduct of our operation. We believe that the awards to be issued under the Equity Incentive Plan will motivate recipients to offer their maximum effort to us and help focus them on the creation of long-term value consistent with the interests of our stockholders. We believe that grants of incentive awards are necessary to enable us to attract and retain top talent; if the Equity Incentive Plan is not approved, we believe our recruitment and retention capabilities will be adversely affected.
Reasons for the Approval of the Incentive Award Plan Proposal
Stockholder approval of the Equity Incentive Plan is necessary in order for us to (i) meet the stockholder approval requirements of Nasdaq and (ii) grant incentive stock options (“ISOs”) thereunder. Specifically, approval of the Equity Incentive Plan will constitute approval of the material terms of the Equity Incentive Plan pursuant to the stockholder approval requirements of Section 422 of the Code relating to ISOs.
The Equity Incentive Plan will become effective, if at all, upon the Closing, subject to stockholder approval. If the Equity Incentive Plan is not approved by the Combined Company’s stockholders, or if the Merger Agreement is terminated prior to the consummation of the Business Combination, the Equity Incentive Plan will not become effective and we will not be able to grant equity awards under the Equity Incentive Plan.
Material Terms of the Equity Incentive Plan
The material terms of the Equity Incentive Plan are summarized below, which is qualified in its entirety by reference to the full text of the Equity Incentive Plan, which is attached as Annex H to this proxy statement/prospectus.
Administration.   A committee of at least two people appointed by the Board (or, if no such committee has been appointed, the Board) (the “Committee”) will administer the Equity Incentive Plan. The Committee will generally have the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the Equity Incentive Plan, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and to adopt, alter and repeal rules, guidelines and practices relating to the Equity Incentive Plan. The Committee will have full discretion to administer and interpret the Equity Incentive Plan and to make any other determinations and/or take any other action that it deems necessary or desirable for the administration of the Incentive Plan, and any such determinations or actions taken by the Committee shall be final, conclusive and binding upon all persons and entities. The Committee may delegate to one or more officers of the Combined Company or any affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee in the Equity Incentive Plan and that may be so delegated as a matter of law, except for grants of awards to persons subject to Section 16 of the Exchange Act.
Eligibility.   Certain employees, directors, officers, advisors or consultants of the Combined Company or its affiliates are eligible to participate in the Equity Incentive Plan. Following the consummation of the transaction, it is expected that approximately         employees, consultants, advisors and service providers and         of our non-executive officer directors will be eligible to participate in the Equity Incentive Plan.

Number of Shares Authorized.   The Equity Incentive Plan provides for an aggregate of         shares of common stock to be delivered; provided that the total number of shares that will be reserved, and that may be issued, under the Equity Incentive Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2024, by a number of shares equal to     % of the total outstanding shares of common stock on the last day of the prior calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no such increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares than would otherwise occur pursuant to the preceding sentence. The maximum aggregate fair market value on the date of grant for awards granted and cash fees paid to any non-employee director pursuant to the Equity Incentive Plan during any fiscal year may not exceed a total value of $       , provided that the non-employee directors who are considered independent (under the rules of The Nasdaq Stock Market or other securities exchange on which the shares of common stock are traded) may make exceptions to this limit for a non-executive chair of the Board, if any, or the chair of a committee of the Board, in which case the non-employee director receiving such additional compensation may not participate in the decision to award such compensation. Shares of common stock underlying awards under the Equity Incentive Plan that are forfeited, canceled, expire unexercised or are settled in cash will be available again for new awards under the Equity Incentive Plan. If there is any change in our corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares of common stock reserved for issuance under the Equity Incentive Plan, the number of shares of common stock covered by awards then outstanding under the Equity Incentive Plan, the limitations on awards under the Equity Incentive Plan, the exercise price of outstanding options and such other equitable substitutions or adjustments as it may determine appropriate.
The Equity Incentive Plan will have a term of not more than 10 years from the date it is approved by stockholders, and no further awards may be granted under the Equity Incentive Plan after that date, provided, however, in the case of an ISO, no ISO shall be granted on or after 10 years from the earlier of (i) the date the Equity Incentive Plan is approved by the Board and (ii) date the Combined Company’s stockholders approve the Equity Incentive Plan.
Awards Available for Grant.   The Committee may grant awards of nonqualified stock options, ISOs, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards, dividend equivalents, and/or performance compensation awards or any combination of the foregoing.
Options.   The Committee will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for ISOs, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum aggregate number of shares of common stock that may be issued through the exercise of ISOs granted under the Equity Incentive Plan is         shares of common stock, and the number of shares authorized for issuance as ISOs shall not be subject to the annual automatic share increase provisions described above. In general, the exercise price per share of common stock for each option granted under the Equity Incentive Plan will not be less than the fair market value of such share at the time of grant or, for purposes of ISOs, if granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all of our classes of stock, or of any parent or subsidiary (a “10% Stockholder”), less than 110% of the fair market value of such share at the time of grant. The maximum term of an option granted under the Incentive Plan will be 10 years from the date of grant (or five years in the case of ISOs granted to a 10% Stockholder). However, if the option would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent such method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws or any securities trading policy adopted by us, the expiration date applicable to the option will be automatically extended to a date that is 30 calendar days following the date such cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as such extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Payment in respect of the exercise of an option may be made in cash, by check or other cash equivalent, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, the surrender of other property having a fair market value on the date of exercise equal to the exercise price or by such other method as the Committee may determine to be appropriate.
Stock Appreciation Rights.   The Committee will be authorized to award SARs under the Equity Incentive Plan. SARs will be subject to the terms and conditions established by the Committee and reflected in the award agreement. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of common stock or any combination of cash and shares of common stock, the appreciation, if any, in the value of a common stock over a certain period of time. An option granted under the Equity Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs. The exercise price of SARs cannot be less than 100% of the fair market value of a share of common stock at the time of grant.
Restricted Stock.   The Committee will be authorized to award restricted stock under the Equity Incentive Plan. Each award of restricted stock will be subject to the terms and conditions established by the Committee, including any dividend or voting rights. Restricted stock awards are shares of common stock that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock will be forfeited. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).
Restricted Stock Unit Awards.   The Committee will be authorized to award restricted stock unit awards under the Equity Incentive Plan. The Committee will determine the terms of such restricted stock unit awards, including any dividend rights. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares of common stock at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).
Other Stock-Based Awards.   The Committee may grant to participants other stock-based awards under the Equity Incentive Plan, which are valued in whole or in part by reference to, or otherwise based on, shares of common stock. The form of any other stock-based awards will be determined by the Committee and may include a grant or sale of unrestricted shares of common stock. The number of shares of common stock related to other stock-based awards and the terms and conditions, including vesting conditions, of such other stock-based awards will be determined by the Committee when the award in made. Other stock-based awards will be paid in cash, shares of common stock, or a combination of cash and shares, as determined by the Committee, and the Committee will determine the effect of a termination of employment or service on a participant’s other stock-based awards.
Other Cash-Based Awards.   The Committee may grant to participants a cash award that is not otherwise described by the terms of the Equity Incentive Plan, including cash awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the Equity Incentive Plan. The form, terms, and conditions, including vesting conditions, of any other cash-based awards will be established by the Committee when the award is made, and any other cash-based awards will be paid to participants in cash. The Committee will determine the effect of a termination of employment or service on a participant’s other cash-based awards.
Dividend Equivalents.   The Committee may provide for the payment of dividend equivalents with respect to shares of common stock subject to an award, such as restricted stock units, but not on awards of stock options or SARs. However, no dividend equivalents will be paid prior to the issuance of stock. Dividend equivalents may be credited as of the dividend payment dates, during the period between the grant date and the date the award becomes payable or terminates or expires, as determined by the Committee; however, dividend equivalents will not be payable unless and until the issuance of shares underlying the award and will be subject to forfeiture to the same extent as the underlying award. Dividend equivalents may be paid on a current or deferred basis, in cash, additional shares of common stock, or converted to full-value awards, calculated and subject to such limitations and restrictions as the Committee may determine.
Performance Compensation Awards.   The Committee will be authorized to grant any award, including in the form of cash, under the Equity Incentive Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals, measured on an absolute or relative basis, for a particular performance period. The Committee may establish performance criteria that will be used to establish these performance goals with reference to one or more of the following, without limitation:
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net earnings or net income (before or after taxes);

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basic or diluted earnings per share (before or after taxes);

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revenue or revenue growth (measured on a net or gross basis);

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gross profit or gross profit growth;

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operating profit (before or after taxes);

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return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

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cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital);

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financing and other capital-raising transactions (including, but not limited to, sales of the Combined Company’s equity or debt securities);

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earnings before or after taxes, interest, depreciation, and/or amortization;

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gross or operating margins;

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productivity ratios;

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share price (including, but not limited to, growth measures and total stockholder return);

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expense targets;

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margins;

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productivity and operating efficiencies;

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measures of customer satisfaction;

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customer growth;

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working capital targets;

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measures of economic value added;

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inventory control;

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enterprise value;

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sales;

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debt levels and net debt;

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combined ratio;

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timely launch of new facilities;

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client retention;

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employee retention;

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timely completion of new product rollouts;

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cost targets;

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reductions and savings;

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productivity and efficiencies;

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strategic partnerships or transactions;

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measures of personal targets, goals or completion of projects;

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such other criteria as established by the Committee in its discretion from time to time; or

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any combination of the foregoing.

The Committee is authorized to adjust or modify the calculation of a performance goal for a performance period based on and in order to appropriately reflect certain circumstances or events that occur during such performance period, including, without limitation, one or more of the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Combined Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Combined Company’s fiscal year.
Transferability.   Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.
Amendment and Termination; Repricing.   In general, our Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan at any time. However, stockholder approval to amend the Equity Incentive Plan may be necessary if the law or the Equity Incentive Plan so requires. No amendment, alteration, suspension, discontinuance or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient. Stockholder approval will not be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR that has an exercise price that is greater than the then-current fair market value of common stock in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.
Change in Control.   In the event of a “Change in Control” (as defined in the Equity Incentive Plan), the Committee may adjust the number of shares of common stock or other securities of the Combined Company (or number and kind of other securities or other property) subject to an award, the exercise or strike price of an award, or any applicable performance measure, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability or lapse of restrictions applicable to outstanding awards and the cancellation of outstanding awards in exchange for the consideration received by stockholders of the Combined Company in connection with such Change in Control transaction.
Form S-8
Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the Combined Company’s common stock issuable under the Equity Incentive Plan.
Material U.S. Federal Income Tax Consequences
The following is a general summary under current law of the principal U.S. federal income tax consequences related to awards under the Equity Incentive Plan applicable to U.S. participants. This summary deals with the general federal income tax principles that apply (based upon provisions of the Code and the applicable Treasury Regulations issued thereunder, as well as judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date of this proxy statement, and all of which are subject to change (possibly on a retroactive basis) or different interpretation) and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
Non-Qualified Stock Options.   If a participant is granted a non-qualified stock option under the Equity Incentive Plan, the participant should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the participant exercises such option. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction, subject to applicable limitations, at the same time and for the same amount as the participant recognizes as ordinary income. Any subsequent gain or loss generally will be taxable as long-term or short-term capital gain or loss for which we generally should not be entitled to a deduction.
Incentive Stock Options.   A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant’s particular tax status.
If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any corresponding deduction. If the holding period requirements are not met, the ISO will be treated as a nonqualified stock option, and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. In addition, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which a participant’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as nonqualified stock options, and not ISOs, for federal tax purposes, and the participant will recognize income as if the ISOs were actually nonqualified stock options. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.
Special Rule if Exercise Price is Paid for in Shares.   If a participant pays the exercise price of a nonqualified stock option with previously-owned shares of our common stock and the transaction is not a disqualifying disposition of shares previously acquired under an ISO, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The participant’s tax basis and holding period for these shares received will be equal to the participant’s tax basis and holding period for the shares surrendered. The number of shares received in excess of the number of shares surrendered will be treated as compensation taxable as ordinary income to the participant to the extent of their fair market value. The participant’s tax basis in these shares will be equal to their fair market value on the date of exercise, and the participant’s holding period for such shares will begin on the date of exercise.
If the use of previously acquired shares to pay the exercise price of a stock option constitutes a disqualifying disposition of shares previously acquired under an ISO, the participant will have ordinary income as a result of the disqualifying disposition in an amount equal to the excess of the fair market value of the shares surrendered, determined at the time such shares were originally acquired upon exercise of the ISOs, over the aggregate exercise price paid for such shares. As discussed above, a disqualifying disposition of shares previously acquired under an ISO occurs when the participant disposes of such shares before the end of the requisite holding period. The other tax results from paying the exercise price with previously-owned shares are as described above, except that the participant’s tax basis in the shares that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary income recognized by the participant as a result of the disqualifying disposition.
Stock Appreciation Rights.   Generally, a participant will recognize ordinary income upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any common stock received. Subject to applicable limitations, we or our subsidiaries or affiliates generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.
Restricted Stock.   A participant should not have taxable income on the grant of unvested restricted stock, nor will we or our subsidiaries or affiliates then be entitled to any deduction, unless the participant makes a valid election under Section 83(b) of the Code (discussed below). However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and we or our subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations, in an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse and the purchase price, if any, paid for the restricted stock.
If the participant makes a valid election under Section 83(b) of the Code with respect to restricted stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares on that date and the purchase price, if any, paid for the restricted stock, and we or our subsidiaries or affiliates generally will be entitled to a deduction for the same amount, subject to applicable limitations.
Restricted Stock Units.   A participant generally will not recognize taxable income at the time of the grant of restricted stock units, and neither we nor our subsidiaries or affiliates will be entitled to a deduction at that time. When a restricted stock unit is paid, whether in cash or common stock, the participant will have ordinary income equal to the fair market value of the shares delivered or the cash paid, and we or our subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations.
Other Stock-Based Awards; Other Cash-Based Awards; Dividend Equivalents.   Generally, the granting of other stock-based awards, other cash-based awards, or dividend equivalent rights should not result in the recognition of taxable income by the recipient or a tax deduction by us, our subsidiaries, or affiliates. The payment or settlement of other stock-based awards, other cash-based awards, or dividend equivalent rights generally should result in immediate recognition of taxable ordinary income by the recipient, equal to the amount of any cash paid (before applicable tax withholding) or the then-current fair market value of any common stock received, and a corresponding tax deduction by us, subject to applicable limitations. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences to the participant and to us generally will be similar to the tax consequences of restricted stock awards, as described above. If any other stock-based award consists of unrestricted shares, the recipient of those shares generally will immediately recognize as taxable ordinary income the fair market value of those shares on the date of the award, and we generally will be entitled to a corresponding tax deduction, subject to applicable limitations.
Federal Tax Withholding.   Any ordinary income realized by a participant upon the granting, vesting, exercise, or conversion of an award under the Equity Incentive Plan, as applicable, is subject to withholding of federal, state, and local income taxes and to withholding of the participant’s share of tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act. To satisfy our federal income tax withholding requirements, we (or, if applicable, any of our subsidiaries or affiliates) will have the right to require, as a condition to delivery of any certificate for shares of our common stock or the registration of the shares in the participant’s name, that the participant remit to us an amount sufficient to satisfy the withholding requirements. Alternatively, we may withhold a portion of the shares (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations or may, if we consent, accept delivery of shares with an aggregate fair market value that equals or exceeds the required tax withholding amount. Withholding does not represent an increase in the participant’s total income tax obligation because it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the participant’s tax basis in the shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied by us to employees no later than January 31 of the following year. Deferred compensation that is subject to Section 409A of the Code (discussed below) will also be subject to certain federal income tax withholding and reporting requirements.
Million Dollar Deduction Limit and Other Tax Matters.   We may not deduct compensation of more than $1,000,000 that is paid to “covered employees” (as defined in Section 162(m) of the Code), which include (i) an individual (or, in certain circumstances, his or her beneficiaries) who, at any time during the taxable year, is either our principal executive officer or principal financial officer; (ii) an individual who is among our three highest compensated officers for the taxable year (other than an individual who was either our principal executive officer or principal financial officer at any time during the taxable year); or (ii) anyone who was a covered employee for purposes of Section 162(m) of the Code for any tax year beginning on or after January 1, 2017.
If an individual’s rights under the Equity Incentive Plan are accelerated as a result of a Change in Control and the individual is a “disqualified individual” under Section 280G of the Code, the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income and employment taxes, if applicable) payable by the individual on the value of such accelerated rights and (ii) the loss by us of a compensation deduction.
Section 409A of the Code.   Certain types of awards under the Equity Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Equity Incentive Plan and awards granted under the Equity Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Treasury Regulations and other authoritative guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the Committee, the Equity Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.
Interest of Directors and Executive Officers
It is not currently contemplated that any member of ROCG’s Board or any of ROCG’s executive officers will serve as directors or executive officers of the Combined Company following the Closing and therefore, they will not be eligible for awards under the Equity Incentive Plan and have no personal interest in the approval of the Equity Incentive Plan.

New Plan Benefits
Grants of awards under the Equity Incentive Plan are subject to the discretion of the Committee and are not currently determinable. The value of the awards granted under the Equity Incentive Plan will depend on a number of factors, including the fair market value of common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Equity Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting. Failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting and broker non-votes will have no effect on the Equity Incentive Plan Proposal, but abstentions will have the same effect as a vote “AGAINST” such proposal.
The Business Combination is conditioned upon the approval of the other condition precedent proposals, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.
The Sponsors have agreed to vote all shares of common stock, warrants and other equity interests owned by such parties in favor of the Incentive Plan Proposal. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of the Incentive Plan Proposal to have such Proposal approved. See “Other Agreements — Sponsor Support Agreement” for more information.
Recommendation of the Board
Our Board believes that the Equity Incentive Plan will provide us with the continued ability to link participants’ pay to stockholder returns, and that it is a critical compensation component in our ability to attract, retain and motivate employees, officers, directors, consultants and advisors by aligning their interests with the interests of our stockholders.
OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of ROCG’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will allow the ROCG Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes to approve the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, or the Equity Incentive Plan Proposal. In no event will the ROCG Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.
Consequences if the Adjournment Proposal is not Approved
If the Adjournment Proposal is not approved by stockholders, the ROCG Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, or the Equity Incentive Plan Proposal, or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. If ROCG does not consummate the Business Combination and fails to complete an initial business combination by the end of the Completion Window (subject to the requirements of law), ROCG will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of ROCG common stock, present in person (including presence at a virtual meeting) or represented by proxy.
Because the Adjournment Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Adjournment Proposal and will not be able to vote on the Adjournment Proposal absent instructions from the beneficial owner. Failure to submit a proxy or to vote in person (including presence at a virtual meeting) at the Special Meeting, or the failure of beneficial owners to provide voting instructions to their broker, bank or other nominee causing broker non-votes will have no effect on the Adjournment Proposal, but abstentions will have the same effect as a vote “AGAINST” such proposal.
The Business Combination is not conditioned upon the approval of the Adjournment Proposal.
The Sponsors have agreed to vote (if necessary) all shares of common stock, warrants and other equity interests owned by such parties in favor of the Adjournment Proposal. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of the Adjournment Proposal to have such Proposal approved. See “Other Agreements — Sponsor Support Agreement” for more information.
Recommendation of the Board of Directors
THE ROCG BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ROCG STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of ROCG’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of ROCG and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination” for a further discussion.

INFORMATION ABOUT ROCG
In this section “we,” “us,” “our” or the “Company” refer to ROCG prior to the Business Combination and to the Combined Company following the Business Combination.
Introduction
We are a blank check company incorporated on February 13, 2019 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, our efforts were limited to organizational activities, completion of our IPO and the evaluation of possible business combinations. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.
Company History
Roth CH Acquisition IV Co. is a blank check company formed under the laws of the State of Delaware on February 13, 2019. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to herein as our initial business combination. To date, our efforts have been limited to organizational activities as well as activities related to our IPO and our search for an initial business combination. Our efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although we intend to focus our search on target businesses operating in the business services, consumer, healthcare, technology, wellness or sustainability sectors.
The Registration Statement for our IPO was declared effective on August 5, 2021. On August 10, 2021, the Company consummated the IPO of 11,500,000 units (the “Units”), including 1,500,000 issued upon the exercise in full by the underwriters in the IPO of their over-allotment option. Each Unit consists of one share of common stock, $0.0001 par value, and one-half of one warrant entitling the holder of each whole Warrant to purchase one share of ROCG common stock at a price of $11.50 per whole share. The units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $115.0 million, and incurring transaction costs of approximately $1.65 million, consisting of $1.15 million of underwriting fees and approximately $0.5 million of other offering costs of the IPO in accordance with Staff Accounting Bulletin Topic 5A and 5T.
Simultaneously with the closing of the IPO, we completed the private sale of 461,500 Private Placement Units at a purchase price of $10.00 per Private Unit (the “Private Placement”), to certain initial stockholders of the Company, generating gross proceeds of $4,615,000. Except with respect to certain registration rights and transfer restrictions, the Private Placement Units are identical to the Units sold as part of the public units in the IPO.
As of August 10, 2021, a total of $116,725,000 ($10.15 per Unit) of the net proceeds of the IPO and certain of the proceeds of the Private Placement were placed in the Trust Account located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act, as amended (the “Investment Company Act”), with a maturity of one hundred eighty-five (185) days or less, or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 under the Investment Company Act, as determined by the Company. None of the funds held in trust will be released from the Trust Account, other than to pay our income or other tax obligations until the earlier of (i) the consummation of the Company’s initial business combination, (ii) the Company’s failure to consummate a business combination within the Completion Window, and (iii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to affect the substance or timing of our obligation to redeem all public shares if we cannot complete an initial business combination within the Completion Window and such amendment is duly approved.
If we are unable to complete our initial business combination within the Completion Window, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than five business days thereafter, redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not previously released to us or necessary to pay our taxes, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably practicable following such redemption, subject to the approval of our remaining holders of common stock and our Board of Directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject (in the case of (ii) and (iii) above) to our obligations to provide for claims of creditors and the requirements of applicable law.
On December 20, 2022, our stockholders approved a proposal to amend our amended and restated certificate of incorporation, giving us the right to extend the date by which we have to consummate a business combination up to five times, each such extension for an additional one-month period, from February 10, 2023 to July 10, 2023. On December 20, 2022, we filed the approved amendment to our amended and restated certificate of incorporation with the Delaware Secretary of State. In connection with the stockholder vote to approve the Extension, 9,121,751 shares of ROCG common stock were tendered for redemption and $93.4 million was withdrawn from the Trust Account to pay for such redemptions, leaving $24.4 million in our Trust Account to complete a business combination. We entered into agreements with certain stockholders owning, in the aggregate, 1,631,811 Public Shares, in which such stockholders agreed, among other things, not to redeem or exercise any right to redeem such Public Shares in connection with the Extension. These stockholders have not made any agreement not to redeem their shares of ROCG common stock in connection with the vote to approve the Business Combination. ROCG’s Sponsors agreed to pay such stockholders that entered into such agreements $0.083 per share for the period from the stockholder approval of the Extension through February 10, 2023 and subsequently $0.05 per share for each one-month extension in connection with such agreements. Accordingly, ROCG’s Sponsors paid such stockholders $135,440.31 upon approval of the Extension and if we take until July 10, 2023 to consummate the Business Combination, which would represent five monthly extension periods, ROCG’s Sponsors would make additional payments of $81,590.55 per month, or an aggregate of $407,952.75.
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to herein as the JOBS Act). We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates equals or exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
Competitive Strengths
Our management team is led by Byron Roth, our Chairman and Co-Chief Executive Officer, John Lipman, our Co-Chief Executive Officer, Gordon Roth, our Chief Financial Officer, our independent directors and partners of both Roth and Craig-Hallum who have over 100 years of combined operational, deal-making and investment experience. Our mission is to unlock value for our stockholders by identifying an acquisition target in the business services, consumer, healthcare, technology, wellness or sustainability sectors. Given the experience of our management team in these sectors, we believe we have significant resources to identify, diligence, and structure transactions that could be favorable for all stockholders.
We believe our management team’s backgrounds, and Roth and Craig-Hallum’s unique sourcing infrastructure, provide us with the ability to identify transactions and target businesses that can thrive as publicly-traded companies. Additionally, over the course of their careers, the members of our management team and our affiliates have developed extensive networks of contacts and corporate relationships that we believe will provide us with an important source of initial business combination opportunities. These networks have provided our management team and our affiliates with deal flow that has resulted in numerous transactions.

Management team
Our management team, through its members’ shared experience at Roth and Craig-Hallum, has a history of identifying targets and making strategic investments, acquisitions and raising capital. Roth and Craig-Hallum are small-cap growth investment banks with deep expertise and relationships in the business services, consumer, healthcare, technology, wellness and sustainability sectors. Since inception in 1992, Roth has raised over $50 billion in equity and debt offerings for small cap growth companies; Craig-Hallum has raised over $25 billion for small cap growth companies since its inception in 1997. Together, Roth and Craig-Hallum have approximately 40 senior research analysts covering approximately 550 companies, and over 40 sales people servicing approximately 1,000 institutional investors. Combined, the two firms have been underwriters on approximately 60 IPOs and completed over 400 M&A and advisory assignments. Roth and Craig-Hallum sponsor over 15,000 meetings with institutional clients annually. On March 17, 2021, Roth CH Acquisition I Co., a SPAC co-sponsored by Roth and Craig-Hallum, consummated its business combination with PureCycle Technologies, Inc. (NASDAQ: PCT). On July 28, 2021, Roth CH Acquisition II Co., a SPAC co-sponsored by Roth and Craig-Hallum, consummated its business combination with Reservoir Media, Inc. (NASDAQ: RMI). On February 14, 2022, Roth CH Acquisition III Co., a SPAC co-sponsored by Roth and Craig-Hallum, consummated its business combination with QualTek Services Inc. (NASDAQ: QTEK).
Effecting a Business Combination
On December 5, 2022, we entered into the Merger Agreement. As a result of the transactions contemplated under the Merger Agreement, the Combined Company would succeed to ROCG as registrant and public company pursuant to the federal securities laws, and will change its name to “Tigo Energy, Inc.” The Special Meeting to which this filing relates is to solicit your approval of the Business Combination Proposal. Holders of Public Shares are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then holders of Public Shares who elected to exercise their redemption rights will not be entitled to receive such payments.
The approval of the Business Combination Proposal requires the affirmative vote of a majority of the shares of ROCG common stock present in person (including presence at a virtual meeting) or represented by proxy at the Special Meeting. ROCG has entered into the Sponsor Support Agreement with the Sponsors, pursuant to which each agreed to vote all shares of ROCG common stock owned by them in favor of the Business Combination Proposal and certain other proposals presented at the Special Meeting. The Sponsors are entitled to vote an aggregate of 58.4% of the outstanding shares of ROCG common stock. As a result, we would not need any of our Public Shares to be voted in favor of any of the Business Combination Proposal or any other Proposals to have such Proposal approved.
Purchases of ROCG Shares
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding ROCG or its securities, the Sponsors, Tigo, the Tigo stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of ROCG’s common stock or vote their shares in favor of the Business Combination Proposal. In such transactions, the purchase price for the ROCG common stock will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the ROCG common stock they acquire in such transactions. However, any ROCG common stock acquired by the persons described above would not be voted in connection with the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met or to provide additional equity financing. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Tigo’s consent, the transfer to such investors or holders of shares owned by the Sponsors for nominal value.

Entering into any such arrangements may have a depressive effect on ROCG common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.
No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsors, Tigo, the Tigo stockholders or any of their respective affiliates. ROCG will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons prior to the Special Meeting. Any such report will include (i) the amount of ROCG common stock purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of shares of ROCG common stock for which ROCG has received redemption requests.
Redemption Rights for Holders of Public Shares
Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any stockholder holding Public Shares may demand that ROCG redeem such shares for a pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Tigo is consummated, ROCG will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of ROCG. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of ROCG.
The Sponsors and ROCG’s directors and officers will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly in connection with the Business Combination.
ROCG public stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may demand redemption must, prior to the second business day preceding the scheduled vote on the Business Combination Proposal (i) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that ROCG redeem their Public Shares for cash and (ii) deliver their Public Shares to the Transfer Agent physically or electronically using DTC’s Deposit and Withdrawal at Custodian (DWAC) system. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.
Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal, and thereafter, with ROCG’s consent, until the Closing. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).If the Business Combination is not approved or completed for any reason, then ROCG’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account, as applicable. In such case, ROCG will promptly return any shares delivered by public stockholders.

Liquidation of Trust Account if No Business Combination
If we do not complete a business combination within the Completion Window, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board of Directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.
Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is our intention to redeem our public shares as soon as reasonably possible following the Completion Window and, therefore, we do not intend to comply with the above procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.
Because we will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.
We have sought to have all third parties and any prospective target businesses, including Tigo, enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders.
There is no guarantee that, even if third parties executed such agreements with us, they will not seek recourse against the trust account. Certain of our initial stockholders have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.15 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our initial stockholders will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our initial stockholders have sufficient funds to satisfy their indemnity obligations. We have not asked our initial stockholders to reserve for such obligations. We therefore cannot assure you that they will be able to satisfy their indemnification obligations if they are required to do so.
If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to any shares owned by them. We will pay the costs of any subsequent liquidation from interest accrued in the trust account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.
Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us convert their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.
If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or conversion amount received by public stockholders may be less than $10.15.
If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board of Directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.
Employees
We currently have seven executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the consummation of our initial business combination.
Facilities
We currently maintain our executive offices at 888 San Clemente Drive, Newport Beach, CA 92660. Roth is making this space available to us free of charge. We consider our current office space adequate for our current operations.

Legal Proceedings
We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT OF ROCG
In this section “we,” “us,” “our” or the “Company” refer to ROCG prior to the Business Combination and to the Combined Company following the Business Combination.
Directors and Executive Officers
ROCG’s current directors and executive officers are as follows:
Name	Age	Title
Byron Roth	60	Co-Chief Executive Officer and Chairman of the Board
John Lipman	45	Co-Chief Executive Officer and Director
Gordon Roth	68	Chief Financial Officer
Rick Hartfiel	58	Co-President
Aaron Gurewitz	54	Co-President
Andrew Costa	34	Co-Chief Operating Officer
Matthew Day	49	Co-Chief Operating Officer
Molly Montgomery	55	Director
Daniel M. Friedberg	61	Director
Adam Rothstein	51	Director
Sam Chawla	48	Director
Byron Roth, Chairman of the Board and Co-Chief Executive Officer
Byron Roth has served as our Chief Executive Officer and Chairman of the Board since our inception in February 2019, and became our Co-Chief Executive Officer in February 2021. Mr. Roth has been the Chairman and Chief Executive Officer of Roth since 1998. Under his management the firm has helped raise over $75 billion for small-cap companies, as well as advising on many merger and acquisition transactions. Mr. Roth is a co-founder and General Partner of three private investment firms: Rx3, LLC, an influencer fund focused on consumer brands, Rivi Capital, concentrated in the mining sector, and Aceras Life Sciences, LLC, an in-house incubator focused on funding the development of novel medical innovations. He also co-founded two long only asset management firms: Cortina Asset Management, recently acquired by Silvercrest Asset Management (NASDAQ: SAMG), and EAM Investors. Mr. Roth was the Chief Executive Officer and Chairman of the Board of Roth CH Acquisition I Co. (NASDAQ: ROCH) from February 2019 until March 2021, when Roth CH Acquisition I Co. closed its business combination with PureCycle Technologies LLC. He was the Chief Executive Officer and Chairman of the Board of Roth CH Acquisition II Co. (NASDAQ: ROCC) from February 2019 until July 2021, when Roth CH Acquisition II Co. closed its business combination with Reservoir Holdings, Inc. Mr. Roth was the Co-Chief Executive Officer and Chairman of the Board of Roth CH Acquisition III Co. (NASDAQ: ROCR) from February 2019 until February 2022, when Roth CH Acquisition III Co. closed its business combination with QualTek HoldCo, LLC. He is also the Co-Chief Executive Officer and Co-Chairman of the Board of Roth CH Acquisition V Co. (NASDAQ: ROCL), a special purpose acquisition company. Mr. Roth is a member of the Advisory Council, Executive Committee, and serves as the Chairman on the Nominating Committee for the Cornell SC Johnson College of Business. He is a founding member of the University of San Diego Executive Cabinet for the Athletic Department, and former member of the Board of Trustees where he served on the Investment Committee for the university’s endowment and athletic department for nine years. Mr. Roth also sits on the Executive Board of SMU’s Cox School of Business. Mr. Roth serves as Chair of the Pacific Region Board of Trustees and a National Trustee for the Boys and Girls Club of America, and served as the Co-Chair for the 2019 Boys and Girls Club Pacific Youth of the Year Competition. He is also the 2021 annual honoree for the Elephant Cooperation, a non-profit devoted to raising awareness of the African elephant crisis and supporting educational causes in Africa. Mr. Roth also sits on the Board of Directors for the Lott IMPACT Foundation, whose Lott IMPACT Trophy is presented annually to the college football defensive IMPACT player of the year for their contribution on and off the field. He was also the honoree at the Challenged Athletes Foundation (CAF) 2015 Celebration of Heroes, Heart and Hope Gala

and the 2018 Athletes First Classic Golden Heart Award benefitting the Orangewood Foundation. Mr. Roth earned his BBA from the University of San Diego in 1985 and his MBA from the Cornell SC Johnson College of Business in 1987. Mr. Byron Roth is the brother of Mr. Gordon Roth.
John Lipman, Director and Co-Chief Executive Officer
John Lipman has served as our Chief Operating Officer and as a member of our Board of Directors since August 2020, and became our Co-Chief Executive Officer in February 2021. Mr. Lipman is a Partner and Managing Director of Investment Banking at Craig-Hallum. Mr. Lipman joined Craig-Hallum in 2012 and has more than 15 years of investment banking experience advising growth companies in the healthcare, industrial, and technology sectors. Mr. Lipman has completed over 150 equity, convertible, and debt offerings and advisory assignments for growth companies — including over 100 since joining Craig-Hallum. Prior to joining Craig-Hallum, Mr. Lipman was a Managing Director at Rodman & Renshaw LLC from 2011 to 2012, a Managing Director at Hudson Securities, Inc. from 2010 to 2011, and Carter Securities LLC, a firm he founded that specialized in raising equity, equity-linked, and debt capital for growth companies, from 2005 to 2009. Mr. Lipman is the Co-Chief Executive Officer and Co-Chairman of the Board of Roth CH Acquisition V Co. (NASDAQ: ROCL). Mr. Lipman was the Chief Operating Officer and a member of the board of directors of Roth CH Acquisition I Co. (NASDAQ: ROCH) from December 2019 until March 2021 and Roth CH Acquisition II Co. (NASDAQ: ROCC) from August 2020 until July 2021 and the Co-Chief Executive Officer from February 2021 until February 2022 and a director from August 2020 until February 2022 of Roth CH Acquisition III Co. (NASDAQ: ROCR). Mr. Lipman earned his B.A. in Economics in 1999 from Rollins College in Winter Park, FL.
Gordon Roth, Chief Financial Officer
Gordon Roth has served as our Chief Financial Officer since our inception in February 2019. Mr. Roth has been the Chief Financial Officer and Chief Operating Officer of Roth since 2000. From 1990 to 2000, Mr. Roth was the Chairman and Founder of Roth and Company, P.C., a thirty-five person public accounting firm in Des Moines, Iowa. Prior to that Mr. Roth spent thirteen years with Deloitte & Touche, most recently serving as a Tax Partner and the Partner-in-Charge of the Des Moines office Tax Department. Mr. Roth is a CPA and a member of the American Institute of CPA’s. Mr. Roth is the Chief Financial Officer of Roth CH Acquisition V Co. (NASDAQ: ROCL). Mr. Roth was the Chief Financial Officer of Roth CH Acquisition I Co. (NASDAQ: ROCH) from December 2019 until March 2021, Roth CH Acquisition II Co. (NASDAQ: ROCC) from February 2019 until July 2021 and Roth CH Acquisition III Co. (NASDAQ: ROCR) from February 2019 until February 2022. Mr. Roth used to serve on the Board of Trustees of JSerra Catholic High School, and was the Chair of the Budget & Finance Committee. Mr. Roth has served on several other non-profit boards in the past including Boys & Girls Club, Special Olympics, Camp Fire and St Anne School. Mr. Roth was also a founding partner of the Iowa Barnstormers of the Arena Football League. Mr. Roth earned his B.A. from William Penn University in 1976, where he also served as a member of their Board of Trustees and was inducted into their Athletic Hall of Fame. Mr. Roth also earned a Master of Science in Accounting from Drake University in 1977. Mr. Gordon Roth is the brother of Mr. Byron Roth.
Rick Hartfiel, Co-President
Rick Hartfiel has served as our Co-President since August 2020. Mr. Hartfiel is a Managing Partner and has been the Head of Investment Banking at Craig-Hallum since 2005. Mr. Hartfiel brings over 30 years of investment banking experience focused on emerging growth companies. Since joining Craig-Hallum in 2005, Mr. Hartfiel has managed over 300 equity offerings (IPOs, follow-on offerings, registered direct offerings and PIPEs) and M&A transactions. Prior to joining Craig-Hallum, Mr. Hartfiel was an investment banker at Dain Rauscher Wessels and Credit Suisse First Boston. Mr. Hartfiel is the Co-President of Roth CH Acquisition V Co. (NASDAQ: ROCL). Mr. Hartfiel was the President from December 2019 to February 2020 and the Co-President from February 2020 until March 2021 of Roth CH Acquisition I Co. (NASDAQ: ROCH), the Co-President from August 2020 until July 2021 of Roth CH Acquisition II Co. (NASDAQ: ROCC) and the Co-President from August 2020 until February 2022 of Roth CH Acquisition III Co. (NASDAQ: ROCR). Mr. Hartfiel has a B.A. from Amherst College, and an MBA from Harvard Business School.

Aaron Gurewitz, Co-President
Aaron Gurewitz has served as our Co-President since August 2020. Mr. Gurewitz has been a Managing Director and the Head of Roth’s Equity Capital Markets Department since January 2001. Mr. Gurewitz brings over 25 years of investment banking experience focused on growth companies. Since joining Roth in 1999, Mr. Gurewitz has managed over 1,000 public offerings including, but not limited to, IPOs and follow-on offerings. Prior to joining Roth in 1999, Mr. Gurewitz was a Senior Vice President in the Investment Banking Group at Friedman Billings Ramsey from May 1998 to August 1999. From 1995 to April 1998, Mr. Gurewitz was a Vice President in the Corporate Finance Department at Roth, and from 1999 to 2001, Mr. Gurewitz served as a Managing Director in Roth’s Investment Banking Department. Mr. Gurewitz is the Co-President of Roth CH Acquisition V Co. (NASDAQ: ROCL). Mr. Gurewitz was the Co-President of Roth CH Acquisition I Co. (NASDAQ: ROCH) from February 2020 until March 2021, Roth CH Acquisition II Co. (NASDAQ: ROCC) from August 2020 until July 2021 and Roth CH Acquisition III Co. (NASDAQ: ROCR) from August 2020 until February 2022. Mr. Gurewitz graduated cum laude from San Diego State University with a B.S. in Finance.
Andrew Costa, Co-Chief Operating Officer
Andrew Costa has served as our Co-Chief Operating Officer since July 2021. Mr. Costa is the Chief Investment Officer and a Managing Director at Roth Capital Partners, LLC. Mr. Costa joined Roth Capital Partners in 2021. Prior to joining Roth Capital Partners, Mr. Costa was a Vice President in the Investment Banking Division at Morgan Stanley where he led numerous landmark M&A and equity transactions in the retail and eCommerce sectors. Prior to Morgan Stanley, Andrew was an Investment Banker at J.P. Morgan, and prior to that, served as a Captain in the U.S. Air Force. Mr. Costa is the Co-Chief Operating Officer of Roth CH Acquisition V Co. (NASDAQ: ROCL). Mr. Costa is also a Board member of Kroma Wellness PBC, a private, direct to consumer wellness brand. Mr. Costa graduated from the U.S. Air Force Academy with a B.S. in Systems Engineering Management and earned an MBA from USC’s Marshall School of Business.
Matthew Day, Co-Chief Operating Officer
Matthew Day has served as our Co-Chief Operating Officer since July 2021. Mr. Day is a Managing Director in the Investment Banking department at Roth Capital Partners, LLC with a focus on Business Services and Technology. Prior to joining Roth in 2019, Mr. Day spent 12 years as a senior equity analyst at Sagard Capital Partners, an investment firm that built and managed large minority positions in U.S. and Canadian publicly traded companies. At Sagard, Mr. Day focused primarily on businesses in the business services, industrial and consumer sectors. Prior to this role, he was a senior equity analyst and private equity associate at Xylem Investments from 2002 to 2006, where he served on boards of three private forestry companies in New Zealand, Chile and Venezuela. From 2000 to 2002, Mr. Day was an investment banking associate at Lehman Brothers in the global technology group. He also worked as an associate and analyst at Barclays Capital from 1995 to 1999, where he focused on the telecom, media and transportation industries. Mr. Day is the Co-Chief Operating Officer of Roth CH Acquisition V Co. (NASDAQ: ROCL). Mr. Day has a B.S. in Finance from Boston College and an MBA from the University of California Berkeley Haas School of Business.
Molly Montgomery, Director
Molly Montgomery became a member of our Board of Directors on August 5, 2021. Since January 2020, Ms. Montgomery has been a member of the Board of Directors at Wilbur-Ellis Company Inc., a privately-owned family business based in San Francisco with revenues over $3.0 billion. Since October 2020, Ms. Montgomery has served as a board director of The Wine Group, a privately-held, management-owned company that is the second largest wine producer in the US and third largest in the world. Ms. Montgomery has also served as a board director of Custom Made Meals since May 2021, Benson Hill (NYSE: BHIL) since October 2021 and Balco Holdings since January 2022. Ms. Montgomery also serves as a strategic advisor to early stage companies Trace Genomics and Planted Places. Ms. Montgomery was a member of the board of directors of each of Roth CH Acquisition I Co. (NASDAQ: ROCH) from February 2020 until March 2021, Roth CH Acquisition II Co. (NASDAQ: ROCC) from December 2020 until July 2021, and Roth CH

Acquisition III Co. (NASDAQ: ROCR) from February 2021 until February 2022. From 2009 to 2019, Ms. Montgomery served as an Executive of Landec Corporation, a publicly-traded company in the health & wellness space with revenues of approximately $550M, and served as Chief Executive Officer, President & Director of Landec Corporation from 2015 to 2019. Ms. Montgomery has also served on the Board of Directors for Windset Farms, one of the largest and most technologically advanced hydroponic greenhouse growers in North America, from 2018 to 2019 and as a director for Flower One, the largest greenhouse grower and producer of cannabis in the State of Nevada from 2020 to 2021. Prior to Landec, from 2006 to 2009, Ms. Montgomery served as VP of Global Marketing and Business Development at Ashland Chemical. Ms. Montgomery has also been an executive in two software companies and held additional positions in strategy, marketing, engineering and operations in a number of other chemical, pharmaceutical and consumer product companies. Ms. Montgomery holds a BES and MEng in Chemical Engineering from the University of Louisville and an MBA from Harvard Business School.
Daniel M. Friedberg, Director
Daniel M. Friedberg became a member of our Board of Directors on August 5, 2021. Mr. Friedberg was a member of the board of directors of each of Roth CH Acquisition I Co. (NASDAQ: ROCH) from February 2020 until March 2021, Roth CH Acquisition II Co. (NASDAQ: ROCC) from December 2020 until July 2021 and Roth CH Acquisition III Co. (NASDAQ: ROCR) from February 2021 until February 2022. Mr. Friedberg has served as Chairman of the Board of Quest Resource Holding Corp. (NASDAQ: QRHC) since April 2019. Mr. Friedberg has served as the Chief Executive Officer of Hampstead Park Capital Management LLC, a private equity investment firm, since its founding in May 2016. Mr. Friedberg was Chief Executive Officer and Managing Partner of Sagard Capital Partners L.P., a private equity investment firm, from its founding in January 2005 until May 2016. In addition, from January 2005 to May 2016, Mr. Friedberg was also a Vice President of Power Corporation of Canada, a diversified international management holding company. Mr. Friedberg was with global strategy management consultants Bain & Company, as a consultant from 1987 to 1991 and then again as a Partner from 1997 to 2005. Mr. Friedberg started with Bain & Company in the London office in 1987, was a founder of the Toronto office in 1991, and a founder of the New York office in 2000, leading the Canadian and New York private equity businesses. From 1991 to 1997, Mr. Friedberg worked as Vice President of Strategy and Development for a U.S.-based global conglomerate and as an investment professional in a Connecticut-based boutique private equity firm. Mr. Friedberg currently serves on the Board at Buttonwood Networks and USA Field Hockey. Mr. Friedberg serves on the Board of Directors of Point Pickup Technologies and Triphammer Ventures LLC and has previously served on the Board of Directors at GP Strategies Corp. (GPX), InnerWorkings, Inc. (INWK), Performance Sports Group Ltd. (PSG) and X-Rite, Inc. (XRIT). Mr. Friedberg has a Master’s in Business Administration from the Johnson School at Cornell University’s College of Business, and a Bachelor of Science (Hons.) degree from the University of Manchester Institute of Science & Technology.
Adam Rothstein, Director
Adam Rothstein became a member of our Board of Directors on August 5, 2021. Mr. Rothstein is a Co-Founder and General Partner of Disruptive Technology Partners, an Israeli technology-focused early-stage investment fund, and Disruptive Growth, a collection of late-stage investment vehicles focused on Israeli technology, which he co-founded in 2013 and 2014, respectively. Since 2014, Mr. Rothstein has also been the Managing Member of 1007 Mountain Drive Partners, LLC, which is a consulting and investment vehicle. Mr. Rothstein was the Executive Chairman of 890 5th Avenue Partners, Inc. (NASDAQ: ENFA), a special purpose acquisition company, from September 2020 until December 2021 when 890 5th Avenue Partners, Inc. completed its business combination with BuzzFeed, Inc. (NASDAQ: BZFD). Mr. Rothstein joined the Board of BuzzFeed, Inc. upon closure. Mr. Rothstein was a director of Roth CH Acquisition I Co. (NASDAQ: ROCH) from February 2020 until March 2021. Roth CH Acquisition I Co. was a special purpose acquisition company that merged with PureCycle Technologies LLC and is now publicly listed on NASDAQ as PureCycle Technologies, Inc. (NASDAQ: PCT). Mr. Rothstein was a director of Roth CH Acquisition II Co. (NASDAQ: ROCC) from December 2020 until July 2021. Roth CH Acquisition II Co. was a special purpose acquisition company that merged with Reservoir Holdings, Inc. and is now publicly listed on NASDAQ as Reservoir Media, Inc. (NASDAQ: RMI). In July 2021, Mr. Rothstein was named a director of Reservoir Media, Inc. Mr. Rothstein was also a director of Roth CH Acquisition III Co. (NASDAQ: ROCR) from March 2021 until February 2022. Roth CH Acquisition III Co. was a special purpose acquisition company that completed a business combination with QualTek HoldCo, LLC and is now publicly listed on NASDAQ as QualTek Services Inc. (NASDAQ: QTEK). Mr. Rothstein has also served as a director of Roth CH Acquisition V Co. (NASDAQ: ROCL), a special purpose acquisition company, since November 2021. Previously, from July 2019 until January 2021, Mr. Rothstein was a director of Subversive Capital Acquisition Corp. (NEO: SVC.A.U) (OTCQX: SBVCF), a special purpose acquisition company that partnered with Shawn “JAY-Z” Carter and Roc Nation in January 2021 to acquire CMG Partners Inc. and Left Coast Ventures, Inc., and which now trades as TPCO Holding Corp. (NEO: GRAM.U) (OTCQX: GRAMF). Mr. Rothstein has over 25 years of investment experience, and currently sits on the boards of directors of several early- and mid-stage technology and media companies both in the US and in Israel and is on the Advisory Board for the Leeds School of Business at the University of Colorado, Boulder. Mr. Rothstein graduated summa cum laude with a Bachelor of Science in Economics from the Wharton School of Business at the University of Pennsylvania and has a Master of Philosophy (MPhil) in Finance from the University of Cambridge.
Sam Chawla, Director
Sam Adam Chawla became a member of our Board of Directors on August 5, 2021. Mr. Chawla has served as a member of the board of directors of Roth CH Acquisition V Co. (NASDAQ: ROCL) since November 2021. Mr. Chawla was a director of Roth CH Acquisition III Co. (NASDAQ: ROCR) from April 2021 until February 2022. Roth CH Acquisition III Co. was a special purpose acquisition company that completed a business combination with QualTek HoldCo, LLC and is now publicly listed on NASDAQ as QualTek Services Inc. (NASDAQ: QTEK). In February 2022, Mr. Chawla was named a director of QualTek Services Inc. Mr. Chawla has been a Portfolio Manager of Perceptive Advisors LLC, an investment fund focused on the healthcare sector, since 2013. Prior to joining Perceptive Advisors in 2013, Mr. Chawla was a Managing Director at UBS in the Global Healthcare Group. Mr. Chawla’s investment banking experience centered on strategic advisory work for both public and private healthcare companies. Prior to joining UBS in September 2010, Mr. Chawla was a Director (from January 2009 to September 2010) and a Vice President (from July 2007 to January 2009) in the Healthcare Investment Banking Group of Credit Suisse, which Mr. Chawla originally joined as an investment banker in 2002. Mr. Chawla also worked at Bloomberg L.P. and Pelican Life Sciences. Mr. Chawla received an M.B.A. from Georgetown University and a B.A. in Economics from Johns Hopkins University.
Number and Terms of Office of Officers and Directors
Our board of directors consists of six directors. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of each of directors will expire at our first annual meeting of stockholders.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that the board of directors at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer, a Secretary and a Treasurer, none of whom need be a member of the board. The board of directors may also choose a Chairman from among the directors, one or more Executive Vice Presidents, one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers. The board of directors may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors. More than two offices may be held by the same person.
Director Independence
Nasdaq requires that a majority of our Board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Molly Montgomery, Daniel M. Friedberg, Adam Rothstein, and Sam Chawla are our independent directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms that our Board believes are no less favorable to us than could be obtained from independent parties.
Executive Compensation
No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.
Committees of the Board of Directors
Our Board has three standing committees: an audit committee, a corporate governance and nominating committee, and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors. Each committee has a charter, in the form previously filed with the SEC as exhibits to the Company’s Registration Statement on Form S-1, as amended, adopted in connection with the consummation of the IPO.
Audit Committee
ROCG has established an audit committee of the Board of Directors, which consists of Molly Montgomery, Daniel M. Friedberg, and Adam Rothstein, each of whom is an independent director under Nasdaq’s listing standards. Daniel M. Friedberg is the chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:
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reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

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discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

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discussing with management major risk assessment and risk management policies;

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monitoring the independence of the independent auditor;

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verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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reviewing and approving all related-party transactions;

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inquiring and discussing with management our compliance with applicable laws and regulations;

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pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

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appointing or replacing the independent auditor;

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determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

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approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee
Pursuant to Nasdaq rules, the audit committee will at all times be composed exclusively of independent directors who are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.
In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that Daniel M. Friedberg qualifies as an “audit committee financial expert,” as defined under the rules and regulations of Nasdaq and the SEC.
Corporate Governance and Nominating Committee
We have established a corporate governance and nominating committee of the Board of Directors, which consists of Molly Montgomery, Daniel M. Friedberg, and Adam Rothstein, each of whom is an independent director under Nasdaq’s listing standards. Adam Rothstein is the chairperson of the corporate governance and nominating committee. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The corporate governance and nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.
Guidelines for Selecting Director Nominees
The guidelines for selecting nominees, which are specified in the Corporate Governance and Nominating Committee Charter, generally provide that persons to be nominated:
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should have demonstrated notable or significant achievements in business, education or public service;

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should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

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should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The corporate governance and nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The corporate governance and nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The corporate governance and nominating committee does not distinguish among nominees recommended by stockholders and other persons.
Compensation Committee
We have established a compensation committee of the Board of Directors, which consists of Molly Montgomery, Daniel M. Friedberg, and Adam Rothstein, each of whom is an independent director under Nasdaq’s listing standards. Molly Montgomery is the chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

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reviewing and approving the compensation of all of our other executive officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.
Code of Ethics
We have adopted a code of conduct and ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.
Conflicts of Interest
In general, Investors should be aware of the following potential conflicts of interest:
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None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

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In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to our company as well as the other entities with which they are affiliated. Our management has fiduciary duties and contractual obligations and if there is a conflict of interest in determining to which entity a particular business opportunity should be presented, any fiduciary or contractual obligation will be honored before we are presented with the opportunity.

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The securities owned by our officers and directors will be released from escrow only if a business combination is successfully completed and subject to certain other limitations. Additionally, our officers and directors will not receive distributions from the Trust Account with respect to any of their Founder Shares, warrants underlying the Private Units and shares underlying the Private Units if we do not complete a business combination. In addition, our officers and directors may loan funds to us after this offering and may be owed reimbursement for expenses incurred in connection with certain activities on our behalf which would only be repaid if we complete an initial business combination. For the foregoing reasons, the personal and financial interests of our directors and executive officers may influence their motivation in identifying and selecting a target business, completing a business combination in a timely manner and securing the release of their shares.

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We have also engaged Roth and Craig-Hallum as advisors in connection with our initial business combination pursuant to the BCMA. We had agreed to pay Roth and Craig-Hallum a marketing fee for such services upon the consummation of our initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of the IPO, or $5,175,000.00. In connection with the entry into the Merger Agreement, we entered into a letter agreement Roth and Craig-Hallum terminating the BCMA whereby the BCMA Fee will not be paid and Roth will receive up to 300,000 shares of ROCG common stock. Pursuant to the BCMA Termination Agreement, at the Closing, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000 with “Equity Raised” defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:
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the corporation could financially undertake the opportunity;

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the opportunity is within the corporation’s line of business; and

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it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our Current Charter provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) 24 months from the date of this proxy statement. This agreement is, however, subject to any fiduciary and contractual obligations such officer or director may from time to time have to another entity. Accordingly, if any of them becomes aware of a business combination opportunity which is suitable for an entity to which he or she has a fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete our business combination because in most cases the affiliated companies are closely held entities controlled by the officer or director or the nature of the affiliated company’s business is such that it is unlikely that a conflict will arise.
Other clients of either Roth or Craig-Hallum may also compete with us for investment opportunities meeting our investment objectives. If either Roth or Craig-Hallum is engaged to act for any such clients, we may be precluded from pursuing opportunities that such clients are pursuing. In addition, investment ideas generated within Roth and Craig-Hallum may be suitable for both us and for an investment banking client or a current or future Roth or Craig-Hallum internal investment vehicle, including other blank check companies in which Roth or Craig-Hallum may participate, and may be directed to such client or investment vehicle rather than to us. Either Roth or Craig-Hallum may be engaged to advise the seller of a company, business or assets that would qualify as an investment opportunity for us. In such cases, we may be precluded from participating in the sale process or from purchasing the company, business or assets. If we are permitted to pursue the opportunity, Roth’s or Craig-Hallum’s interests or its obligations to the seller may diverge from our interests. Neither Roth, Craig-Hallum nor members of either management have any obligation to present us with any opportunity for a potential business combination of which they become aware unless such opportunity was expressly offered in writing to our management solely in their capacity as an officer or director of the company. Roth and Craig-Hallum and/or our management, in their capacities as officers or managing directors of Roth or Craig-Hallum or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future Roth or Craig-Hallum internal investment vehicles, including other blank check companies in which Roth or Craig-Hallum may participate, or third parties, including clients of Roth or Craig-Hallum, before they present such opportunities to us. In addition, our independent directors may have duties or obligations that prevent them from presenting otherwise suitable target businesses to us. Our independent directors are under no obligation to present opportunities of which they become aware to the company, unless such opportunity was expressly offered to the independent director solely in his capacity as a director of ROCG.
In connection with the vote required for any business combination, all of our Sponsors, including all of our officers and directors, have agreed to vote their respective Founder Shares, shares underlying the Private Placement Units and any Public Shares in favor of any proposed business combination. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution with respect to those shares of common stock acquired by them prior to the IPO. If they purchased shares of common stock in the IPO or in the open market, however, they would be entitled to participate in any liquidation distribution in respect of such shares but have agreed not to convert such shares (or sell their shares in any tender offer) in connection with the consummation of our initial business combination or an amendment to our Current Charter relating to pre-business combination activity.
All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our disinterested independent directors, or the members of our Board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested independent directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.
To further minimize conflicts of interest, we have agreed not to consummate our initial business combination with an entity that is affiliated with any of our officers, directors or initial stockholders, unless we have obtained (i) an opinion from an independent investment banking firm, or other firm that commonly provides valuation opinions, that the business combination is fair to our stockholders from a financial point of view and (ii) the approval of a majority of our disinterested and independent directors (if we have any at that time). Furthermore, in no event will any of our initial stockholders, officers, directors or their respective affiliates be paid any finder’s fee, consulting fee or other similar compensation prior to, or for any services they render in order to effectuate, the consummation of our initial business combination except as described in this proxy statement.
Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

Below is a table summarizing the entities to which our executive officers and non-independent directors currently have fiduciary duties or similar contractual obligations:
Individual	Entity	Entity’s Business	Affiliation
Byron Roth	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Co-Chief Executive Officer and Chairman
	Roth Capital Partners, LLC	Investments and Advisory	Chairman and Chief Executive Officer
	Rx3, LLC	Investments and Advisory	Co-founder and General Partner
	Rivi Capital	Investments and Advisory	Co-founder and General Partner
	Aceras Life Sciences, LLC	Investments and Advisory	Co-founder and General Partner
John Lipman	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Co-Chief Executive Officer and Director
	Craig-Hallum Capital Group LLC	Investments and Advisory	Partner and Managing Director
Gordon Roth	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Chief Financial Officer
	Roth Capital Partners, LLC	Investments and Advisory	Chief Financial Officer and Chief Operating Officer
Rick Hartfiel	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Co-President
	Craig-Hallum Capital Group LLC	Investments and Advisory	Managing Partner
Aaron Gurewitz	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Co-President
	Roth Capital Partners, LLC	Investments and Advisory	Managing Director — Equity Capital Markets Department
Andrew Costa	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Co-Chief Operating Officer
	Roth Capital Partners, LLC	Investments and Advisory	Chief Investment Officer and Managing Director
	RX3, LLC	Investments and Advisory	Partner
Matthew Day	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Co-Chief Operating Officer
	Roth Capital Partners, LLC	Investments and Advisory	Managing Director — Investment Banking
Molly Montgomery	Wilbur-Ellis Company Inc.	Agribusiness and animal nutrition	Director
	The Wine Group	Food technology	Director
	Benson Hill	Food technology	Director
	Custom Made Meals	Value-added, fresh food provider	President & Chief Executive Officer and Director
	Planted Places	Food technology	Advisor
	Nuvve	Vehicle-to-grid technology	Advisor

Individual	Entity	Entity’s Business	Affiliation
Daniel M. Friedberg	Roundtrip EV Solutions Inc.	EV trucks as a service	Chief Executive Officer
	Quest Resource Holding Corp.	Waste management solutions	Chairman of the Board
	Hampstead Park Capital Management LLC	Investments and Advisory	Chief Executive Officer
Adam Rothstein	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Director
	Disruptive Technology Partners	Investments and Advisory	Co-Founder and General Partner
	Disruptive Growth Technology Partners	Investments and Advisory	General Partner
	Disruptive Technologies Opportunity Fund	Investments and Advisory	General Partner
	1007 Mountain Drive Partners, LLC	Investments and Advisory	Managing Member
	890 Fifth Avenue Partners, LLC	Investments and Advisory	Managing Member
	177A Bleecker Street Partners, LLC	Investments and Advisory	Managing Member
	1013 Parkthorne Avenue Partners, LLC	Investments and Advisory	Managing Member
	BuzzFeed, Inc.	Internet media, news and entertainment	Director
	Reservoir Media Inc	Independent music company	Director
	Deepwell DTX	Therapy-focused game studio	Director
	CoreMap, Inc.	Medical diagnostic technology	Director
	Summit Junto, LLC	Personal advisory services	Director
	Summit Group Endeavors, LLC	Personal advisory services	Director
	Summit Revolution, LLC	Personal advisory services	Director
	Jackpocket, Inc	On-line lottery ticket sales	Director
	CaptainUp!	User engagement software	Director
	No Way Entertainment, LLC	Entertainment	Director
Sam Chawla	Roth CH Acquisition V Co.	Special Purpose Acquisition Company	Director
	QualTek Services Inc.	Renewable energy project solutions	Director
	Perceptive Advisors LLC	Investments and Advisory	Portfolio Manager
ROCG does not believe that the conflicts of interest with its officers and directors impacted its search for an acquisition target. See also “Proposal 1: The Business Combination Proposal — Background of the Business Combination.”

Limitation on Liability and Indemnification of Officers and Directors
Our Existing Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Existing Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.
We entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Existing Charter. Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification.
We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Except with respect to any Public Shares they may have acquired in the ROCG IPO or thereafter (in the event we do not consummate an initial business combination), our officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the Trust Account, and not to seek recourse against the Trust Account for any reason whatsoever, including with respect to such indemnification (although our officers and directors will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination within the prescribed time frame).
These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ROCG
The following table sets forth selected historical financial information derived from ROCG’s unaudited condensed financial statements as of September 30, 2022 and 2021 and for the nine months ended September 30, 2022 and 2021 derived from ROCG’s unaudited interim financial statements, included elsewhere in this proxy statement/prospectus as well as financial information derived from ROCG’s audited financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020. You should read the following summary financial information in conjunction with the section entitled “ROCG Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ROCG’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus.
ROCG has neither engaged in any operations nor generated any revenue to date. Its only activities from inception through the ROCG IPO were organizational activities and those necessary to complete an IPO and thereafter to complete an initial business combination. ROCG does not expect to generate any operating revenue until after the completion of its initial business combination.
	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
	(unaudited)	(unaudited)
Statement of Operations Data:
Formation and operational costs	$566,302	$132,977	$415,858	$1,965
Loss from Operations	(566,302)	(132,977)	(415,858)	(1,965)
Other Income:
Interest earned on marketable securities held in Trust Account	710,474	6,456	13,316	—
Unrealized loss on marketable securities held in Trust Account	—	(1,839)	—	—
Total other income, net	710,474	4,617	13,316	—
Income (Loss) before provision for income taxes	144,172	(128,360)	(402,542)	(1,965)
Provision for income taxes	(93,016)	—	—	—
Net income (loss)	$51,156	$(128,360)	$(402,542)	$(1,965)
Basic and diluted weighted average shares outstanding, redeemable common stock	11,500,000	2,148,352	4,505,479	—
Basic and diluted net loss per share, redeemable common stock	$0.00	$(0.03)	$(0.05)	$—
Basic and diluted weighted average shares outstanding, non-redeemable common stock	3,336,500	2,656,269	2,827,725	2,875,000
Basic and diluted net loss per share, non-redeemable common stock	$0.00	$(0.03)	$(0.05)	$(0.00)
	September 30, 2022	December 31,
Balance Sheet Data		2021	2020
Cash	$266,462	$802,606	$22,791
Marketable securities held in Trust Account	$117,448,790	$116,738,316	$—
Total assets	$117,885,386	$117,832,388	$23,260
Total liabilities	$246,635	$244,793	$1,450
Total stockholders’ equity	$562,568	$862,595	$21,810

ROCG MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of ROCG’s financial condition and results of operations should be read in conjunction with ROCG’s financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion, including, but not limited to, those described under the heading “Risk Factors” and analysis set forth below includes forward-looking statements that involve risks and uncertainties. References in this section to “ROCG,” “we,” “us,” “our” and “the Company” are intended to mean the business and operations of ROCG.
Overview
We are a blank check company incorporated in Delaware on February 13, 2019. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. We intend to effectuate our initial business combination using cash derived from the proceeds of the IPO and the sale of the Private Placement Units, our capital stock, debt or a combination of cash, stock and debt.
The registration statement for the ROCG IPO was declared effective on August 5, 2021. On August 10, 2021, we consummated the ROCG IPO of 11,500,000 shares of common stock, $0.0001 par value per share, which includes shares issued upon the exercise of the underwriters’ option to purchase an additional 1,500,000 shares at the IPO price to cover over-allotments. The shares were sold at an offering price of $10.00 per share, generating gross proceeds of $115.0 million (before underwriting discounts and commissions and offering expenses). Simultaneously with the closing of the IPO, we consummated the sale of 461,500 Private Placement Units at a price of $10.00 per Private Placement Share, to the Sponsors, generating gross proceeds of $4,615,000. In connection with the ROCG IPO, incurred $1,646,673 of transaction costs, consisting of $1,150,000 of underwriting fees and $496,673 of other offering costs.
Following the ROCG IPO, and the sale of the Private Placement Units, a total of $116,738,316 was placed in the Trust Account and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Company’s Existing Charter, and (iii) the redemption of the Company’s Public Shares if the Company is unable to complete the initial Business Combination within 18 months from the closing of the ROCG IPO (the “Completion Window”), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.
Our management has broad discretion with respect to the specific application of the net proceeds of the ROCG IPO and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities through December 31, 2021 were organizational activities, those necessary to prepare for the IPO, which is described below, and subsequent to the IPO, identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.
For the three months ended September 30, 2022, we had a net income of $208,280, which was comprised of interest earned on marketable securities held in Trust Account of $526,972, offset by the formation and operating costs of $230,048 and provision for income taxes of $88,644.

For the nine months ended September 30, 2022, we had a net income of $51,156, which was comprised of interest earned on marketable securities held in Trust Account of $710,474, offset by the formation and operating costs of $566,302 and provision for income taxes of $93,016.
For the three months ended September 30, 2021, we had a net loss of $128,170, which was comprised of formation and operating costs of $132,787 and an unrealized loss on marketable securities held in Trust Account of $1,839, offset by interest earned on marketable securities held in Trust Account of $6,456.
For the nine months ended September 30, 2021, we had net loss of $128,360, which was comprised of formation and operating costs of $132,977 and an unrealized loss on marketable securities held in Trust Account of $1,839, offset by interest earned on marketable securities held in Trust Account of $6,456.
Liquidity and Capital Resources
On August 10, 2021, we completed our IPO of 11,500,000 units, which included the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 units, at $10.00 per Unit, generating gross proceeds of $115,000,000. Simultaneously with the closing of the IPO, we completed the sale of 461,500 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to certain of the Sponsors, generating gross proceeds of $4,615,000.
Following the IPO and the sale of the Private Placement Units, a total of $116,725,000 was placed in the Trust Account. We incurred $1,646,673 of transaction costs, consisting of $1,150,000 of underwriting fees and $496,673 of other offering costs.
For the nine months ended September 30, 2022, cash used in operating activities was $536,144. Net income of $51,156 was affected by interest earned on marketable securities held in Trust Account of $710,474. Changes in operating assets and liabilities provided $123,174 of cash for operating activities.
For the nine months ended September 30, 2021, cash used in operating activities was $412,966. Net loss of $128,360 was affected by unrealized loss on marketable securities held in Trust Account of $1,839 and interest earned on marketable securities held in Trust Account of $6,456. Changes in operating assets and liabilities used $279,989 of cash for operating activities.
As of September 30, 2022, we had marketable securities held in the Trust Account of $117,448,790 (including approximately $724,000 of interest income) consisting of money market funds which primarily invest in U.S. Treasury securities. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through September 30, 2022, we have not withdrawn any interest earned from the Trust Account. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
As of September 30, 2022, we had cash of $266,462. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete the Business Combination.
On January 9, 2023, we issued the Convertible Note to L1 Energy in an aggregate principal amount of $50.0 million. Tigo will use the proceeds from the sale of the Convertible Note for general corporate purposes, including repayment of existing indebtedness. See the section entitled “Other Agreements — Convertible Note” for further information.
In order to finance transaction costs in connection with our initial business combination, the Sponsors and certain of our officers and directors (or their affiliates) may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete the Business Combination, we would repay any Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working

Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. Any Working Capital Loans would be repaid upon consummation of the Business Combination, without interest.
We do not have any outstanding Working Capital Loans and do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon completion of our Business Combination, in which case we may incur debt in connection with such Business Combination.
Going Concern
We may need to raise additional capital through loans or additional investments from the Initial Stockholders and our officers and directors or their affiliates. The Initial Stockholders and our officers and directors or their affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.
In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until July 10, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and an extension has not been requested by the Sponsor and approved by the Company’s stockholders, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and the date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 10, 2023. The Company intends to continue to search for and seek to complete a Business Combination before the mandatory liquidation date. The Company is within 12 months of its mandatory liquidation date as extended as of the time of filing this Registration Statement.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than as described below.
Pursuant to a business combination marketing agreement entered into on August 5, 2021 (the “BCMA”), we engaged Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”),

the underwriters in the IPO, as advisors in connection with our Business Combination to assist us in the transaction structuring and negotiation of a definitive purchase agreement with respect to our initial business combination, hold meetings with our stockholders to discuss the initial business combination and the target’s attributes, introduce us to potential investors to purchase our securities in connection with our initial business combination, assist us in obtaining stockholder approval for the Business Combination, and assist us with financial analysis, presentations, press releases and filings related to the Business Combination. We had agreed pay Roth and Craig-Hallum a fee for such services upon the consummation of our initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of the IPO, or $5,175,000 (the “BCMA Fee”). In connection with the entry into the Merger Agreement, we entered into a letter agreement Roth and Craig-Hallum terminating the BCMA whereby the BCMA Fee will not be paid and Roth will receive up to 300,000 shares of ROCG common stock. Pursuant to the BCMA Termination Agreement, at the Closing, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million,multiplied by (y) 200,000 with “Equity Raised” defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share.
Pursuant to a service agreement entered on July 5, 2022, we have engaged Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC (together, the “financial advisors”) to provide services in connection with a proposed financing by the Company in connection with a business combination. In connection with this agreement the Company may be required to pay fees in connection with their services to the extent that the financing is executed. If during the term of the agreement the Company completes a financing of equity securities, convertible securities or debt of the Company, the Company has agreed to pay the financial advisors a fee in the amount of 4.0% of the gross proceeds raised. Each advisor would receive 50% of any placement agent fee, which will be paid upon the closing of the offering and business combination. The term of the agreement will run until the earlier of the date that the Company completes any business combination and otherwise liquidates the funds held in the Trust Account.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Common Stock Subject to Possible Redemption
We account for our common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our balance sheets.
Net Income (Loss) Per Common Share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. We have two classes of common stock, which are referred to as redeemable common stock and non-redeemable common stock. Income and losses are shared pro rata between the two classes of common stock. Remeasurement associated with the redeemable shares of common stock is excluded from income (loss) per common share as the redemption value approximates fair value.
Recent Accounting Standards
In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. We adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on our financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.
Quantitative and Qualitative Disclosures About Market Risk
As a smaller reporting company, we are not required to make disclosures under this Item.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ROCG AND THE COMBINED COMPANY
The following table sets forth information known to ROCG regarding the beneficial ownership of ROCG common stock as of [                 ], 2023 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of Combined Company common stock assuming that no ROCG public shares are redeemed in connection with the Business Combination, and alternatively that all ROCG public shares are redeemed in connection with the Business Combination.
The beneficial ownership of ROCG common stock pre-Business Combination is based on 5,714,749 shares of ROCG common stock (including 2,378,249 public shares, 2,875,000 Founder Shares, and 461,500 Private Placement Units) issued and outstanding as of [                 ], 2022. The expected beneficial ownership of Combined Company common stock held by the directors and executive officers of the Combined Company and each person who is expected to be the beneficial owner of more than 5% of such shares after the consummation of the Business Combination is based upon [                 ] shares of Combined Company common stock issued and outstanding, assuming no further redemptions, and [                 ] shares of Combined Company common stock issued and outstanding, assuming maximum redemptions.
The expected beneficial ownership of shares of the Combined Company’s common stock post-Business Combination, assuming no Public Shares of ROCG are redeemed, has been determined based upon the following: (i) no public stockholder has exercised its redemption rights to receive cash from the Trust Account in exchange for its Public Shares; (ii) the rollover of 1,230,000 Founder Shares and 37,500 Private Placement Units into Combined Company common stock; (iii) the issuance of 300,000 shares to Roth pursuant to the BCMA Termination Agreement; and (iv) there will be an aggregate of [                 ] shares of the Combined Company’s common stock issued and outstanding at the Closing.
The expected beneficial ownership of shares of the Combined Company’s common stock post-Business Combination, assuming that all ROCG public stockholders will exercise their redemption rights has been determined based on the following: (i) public stockholders have exercised their redemption rights with respect [                 ] shares of ROCG common stock; (ii) the rollover of 1,230,000 Founder Shares and 37,500 Private Placement Units into Combined Company common stock; (iii) the issuance of up to 300,000 shares to Roth pursuant to the BCMA Termination Agreement; and (iv) there will be an aggregate of [            ] shares of the Combined Company’s common stock issued and outstanding at the Closing.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.

	Before the Business Combination		After the Business Combination
			Assuming No Further Redemption		Assuming Maximum Redemption of Public Shares
	Number of Shares Beneficially Owned(2)	Percentage of Class	Number of Shares Beneficially Owned(3)	Percentage of Class	Number of Shares Beneficially Owned(4)	Percentage of Class
Name of Beneficial Owner(1)
ROCG Directors and Executive Officers Pre-Business Combination
Byron Roth(4)(5)
John Lipman
Gordon Roth(4)
Rick Hartfiel
Aaron Gurewitz(9)
Andrew Costa
Matthew Day
Molly Montgomery
Daniel M. Friedberg(12)
Adam Rothstein
Sam Chawla
All officers and directors as a group (11 individuals)(4)
ROCG Five Percent Holders Pre-Business Combination
CR Financial Holdings, Inc.(13)
CHLM Sponsor LLC(15)
Sanders Morris Harris LLC(17)
Polar Asset Management Partners Inc.(18)
Combined Company Directions and Executive Officers Post-Business Combination
Zvi Alon
Anita Chang
Bill Roeschlein
Jing Tian
James (JD) Dillon
Michael Splinter
Stanley Stern
John Wilson
Tomer Babai
Joan C. Conley
All officers and directors as a group (11 individuals)
Combined Company Five Percent Holders Post-Business Combination
[•]

*
Less than one percent.

(1)
Unless otherwise noted, the business address of each of the executive officers and directors of ROCG and the entities named under the heading “ROCG Five Percent Holders Pre-Business Combination” is

c/o Roth CH Acquisition IV Co., 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660. Unless otherwise noted, the business address of each of the executive officers and directors of the Combined Company is c/o Tigo Energy, Inc. 655 Campbell Technology Parkway, Suite 150, Campbell, CA 95008.
(2)
Excludes shares issuable pursuant to warrants issued in connection with the IPO, as such warrants are not exercisable until 30 days after the consummation of the Company’s initial business combination.

(3)
Excludes shares of ROCG common stock and ROCG units being sold pursuant to the Purchase and Sale Agreement, which will be transferred to Tigo immediately prior to the Closing and cancelled upon the Closing in accordance with the terms of the Merger Agreement.

(4)
Includes shares owned by CR Financial Holdings, Inc. and Roth Capital Partners, LLC, over which Byron Roth and Gordon Roth have voting and dispositive power.

(5)
Includes [                 ] shares of common stock underlying the Private Placement Units held in an IRA for the benefit of Byron Roth prior to the Closing.

(6)
Includes [                 ] warrants underlying the ROCG units which are exercisable 30 days after the consummation of the Company’s initial business combination.

(7)
Includes [                 ] warrants underlying the ROCG units which are exercisable 30 days after the consummation of the Company’s initial business combination.

(8)
Includes [                 ] warrants underlying the ROCG units which are exercisable 30 days after the consummation of the Company’s initial business combination.

(9)
Consists of shares owned by the AMG Trust Established January 23, 2007, for which Aaron Gurewitz is trustee.

(10)
Includes [                 ] warrants underlying the ROCG units which are exercisable 30 days after the consummation of the Company’s initial business combination.

(11)
Includes [                 ] warrants underlying the ROCG units which are exercisable 30 days after the consummation of the Company’s initial business combination.

(12)
Consists of shares owned by Hampstead Park Capital Management LLC, of which Mr. Friedberg is the managing member.

(13)
Byron Roth and Gordon Roth have voting and dispositive power over the shares owned by CR Financial Holdings, Inc.

(14)
Includes [                 ] warrants underlying the ROCG units which are exercisable 30 days after the consummation of the Company’s initial business combination.

(15)
Steve Dyer, Chief Executive Officer and Managing Partner of Craig-Hallum Capital Group LLC, has voting and dispositive shares owned by CHLM Sponsor LLC.

(16)
Includes [                 ] warrants underlying the ROCG units which are exercisable 30 days after the consummation of the Company’s initial business combination.

(17)
The information reported is based on a Schedule 13G filed on September 8, 2021. According to the Schedule 13G, as of September 8, 2021, Sanders Morris Harris LLC beneficially owned 1,348,000 shares of our common stock. The address of Sanders Morris Harris LLC is 600 Travis, STE 5900, Houston, Texas, 77002.

(18)
The information reported is based on a Schedule 13G filed on February 10, 2022. According to the Schedule 13G, as of December 31, 2021, Polar Asset Management Partners Inc. (“Polar”), which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company, has sole voting and dispositive power with respect to 989,889 shares of our common stock. The address for Polar is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

The Sponsors have entered into the Sponsor Support Agreement with ROCG pursuant to which they have agreed (A) to vote any shares of ROCG common stock owned by them as of the ROCG Record Date in favor of the Business Combination Proposal and (B) to waive their redemption rights with respect to any shares of ROCG common stock held by them in connection with the completion of the Business Combination.

INFORMATION ABOUT TIGO
Unless the context otherwise requires, references in this section to “we,” “us,” “our,” and “Tigo” refer to the business and operations of Tigo and its subsidiaries prior to the Business Combination and to the Combined Company and its subsidiaries following the consummation of the Business Combination.
Company Overview
We believe we are a worldwide leader in the development and manufacture of smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar energy systems. Our mission is to deliver products and solutions that are flexible and dependable, increase the energy generation of solar energy systems and address the need for change. The solar optimizer and inverter space is predominately serviced by two major suppliers. We expect to attract new customers and gain market share by expanding sales of our Module Level Power Electronics (“MLPE”), which provide solar panel power optimization, rapid shutdown and monitoring capabilities, and our Energy Intelligence solution (“EI solution”), which provides solar energy storage management capabilities.
We have served the solar energy industry with advanced power and electronics, including the manufacturing and development of our MLPEs, since our inception in 2007, and we introduced our EI solution in 2021. We combine our MLPE and EI technology with intelligent, cloud-based software capabilities for advanced energy monitoring and control.
We have focused to date on MLPEs, which are devices that reside under the solar panel and improve safety features and energy production for the installer and system owner. Our MLPEs are designed to be highly flexible solutions that work with other inverters and modules, providing the installer with an open system solution and a variety of choices when designing a system for the consumer. In fourth quarter of 2021 and the third quarter of 2022, we also began to offer our EI solution to residential customers in the U.S. and Europe, respectively. Our products power everything from single-digit kilowatt residential systems to commercial and industrial, and utility systems, scaling to hundreds of megawatts on rooftop, ground-mounted, and floating applications.
We primarily offer our products and services through distributors and solar installers. We have a worldwide footprint, which allows us to capitalize on key markets in Asia, the Americas, Africa, Europe and the Middle East. As of September 30, 2022, we have generated approximately 61% and 31% of our revenue from markets in Europe and the Americas, respectively, our two largest markets.
Industry
The solar energy industry is composed of three distinct markets. The residential market represents the use of solar energy in private homes. The utilities market represents the use of solar energy deployed by companies that sell the energy to homeowners and businesses. All other activity generally falls under the broad umbrella of commercial & industrial. We are one of a small number of solar companies that sell to customers in all three segments.
For the commercial and industrial, and utility solar market markets, we combine our MLPE technology with our cloud-based software platform for advanced energy monitoring and control. Our MLPE products maximize performance, enable real-time energy monitoring, and provide code-required rapid shutdown at the module level. These products are certified globally, and the Rapid Shut Down system certified with hundreds of inverters from more than fifteen manufacturers. This open-platform approach gives our customers significantly more freedom to right-size solar systems with the features and inverters they want.
For the residential solar and solar-plus-storage markets, we develop and manufacture MLPE devices, inverters, battery storage systems, and related energy management hardware under the EI residential brand. The Tigo EI residential product portfolio is designed for ease-of-installation, more efficient system maintenance and management, and increased flexibility for installers. In combination with the Tigo mobile app and a browser-based program, the Tigo EI platform provides system diagnosis, over-the-air software upgrades, and energy production monitoring which serves both homeowners and installers.

Total Addressable Market
Governmental policies, geopolitical events, and rapidly improving cost structures have accelerated the pace of adoption for solar energy solutions, allowing both commercial and residential clients to transition to solar energy at an accelerated pace. Solar is expected to be the cheapest form of electricity by 2030, with costs set to decline between approximately 15% to 25% over the next ten years, according to a February 2021 article by Greentech Media, a Wood Mackenzie Business and renewable energy news provider. It is further estimated by Greentech Media that solar will account for approximately 50% of renewable electricity generation in the U.S. by 2050. In addition, Wood Mackenzie projects that global energy storage will grow at 30% CAGR, reporting a 741 GWh of cumulative capacity, by 2030. The extension of the Investment Tax Credit, Production Tax Credit, and the Advanced Manufacturing Production Credit in the United States in 2022 creates stability and further investment opportunities for solar and energy storage. As lowering installation costs allow for residential and commercial customers to enter the market, Tigo is poised to capture additional share in this potentially growing market with its affordable residential energy storage solutions.
The market for MLPE and inverter technology is expanding as demand for distributed generation installations is expected to comprise 43% of global PV installations between 2022 and 2025, according to S&P Global Commodity Insights. MLPEs offer a number of benefits, including the ability to provide module-level rapid shutdown, which eliminates safety concerns associated with high DC voltages. The technology also allows for more precise maximum power point tracking at a module level, which minimizes energy losses and maximizes the energy yield of a solar system. In addition, MLPEs provide more granularity in terms of monitoring performance and diagnosing faults at a module level, leading to lower operating and manufacturing costs and shorter downtime. The increasing adoption of MLPE technology is driven by a combination of mandatory fire-safety regulations and the growth of rooftop PV installations, as well as the benefits of optimizing energy yield, reducing operating and manufacturing costs, and improving monitoring and diagnosis capabilities. With its ability to offer customization through the selection of optimization, monitoring, and rapid shutdown functionality, as well as compatibility with the largest network of inverters and a history of industry-leading low failure rates, Tigo’s MLPE and inverter solutions are well-positioned to take advantage of the growing market for distributed generation installations.
We define our total addressable market as the market for MLPE, inverters and storage solutions globally, because we sell our products globally and have installations on all seven continents. Additionally, a significant portion of our products are sold to large distributors that also sell globally. Based on our management’s estimates, IHS Inverter Market reports and Wood Mackenzie Solar Storage reports, we estimate the global market for our MLPE and our EI Solution will represent a market opportunity of approximately$14.3 billion and $110.0 billion, respectively, by 2025.

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MLPE:   According to IHS, total photovoltaic inverter installations worldwide are expected to be approximately 220,000 Megawatt AC (“MWac”) by 2025, which we estimate will represent an MLPE market opportunity of approximately $14.3 billion in 2025. Our management sees photovoltaic inverter installations as a significant potential driver of MLPE revenues due to the complementary nature and uses of inverters and MPLEs.

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EI Solution:   According to Wood Mackenzie’s Global Energy Storage Market Outlook Update Q4’22 report, total photovoltaic storage installations are estimated to be approximately 106,000 MWac by 2025, which we estimate will represent an EI Solution market opportunity of approximately $110 billion in 2025.

In determining our total addressable MLPE and EI Solution market, our management assumed (i) an average inverter size of 4.85 Kw single phase based on averages supplied by IHS, (ii) an inverter load ratio of 1.3 based on ranges supplied by the U.S. Energy Information Administration, (iii) wattage per panel of 500 based on a report by Solar Edition regarding solar panel efficiency, (iv) average selling prices per unit of $600 based on a report by Home Advisor regarding solar battery storage system prices and (v) average selling prices per unit for MLPE based on management’s estimates.
We believe that we are well positioned to capitalize on these growing market opportunities through our product offerings, which utilize an open architecture to allow installers flexibility in the design and installation of solar systems. We intend to focus on these markets and grow our market share by maintaining close relationships with installers and providing product options that are suited to their requirements.

Our Solution and Operations
Our Products
TS4 Flex MLPE / Optimizer
Our MLPEs have been our primary product since our inception in 2007 and account for the substantial majority of our revenues. Marketed as Tigo Flex MLPE, these devices are an integral part of the string-inverter type of solar architecture, performing key energy management and optimization functions directly at the solar module before the direct current energy passes to other energy conversion components. To date, we have shipped over 10 million MLPE devices worldwide. We have installations in over 100 countries on all seven continents. Our systems have the capacity to generate more than 1 GWh of solar production daily. Our TS4 Flex MLPEs were designed to provide innovative solutions that enhance safety with rapid shutdown, decrease operating costs with remote monitoring and increase energy production of PV systems with optimization. Our MLPEs provide customers with the opportunity to choose the functionalities applicable to their PV system, including:

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Rapid Shutdown.   Our rapid shutdown MLPEs provide safety and adherence to local standards (where applicable) and safe access to PV systems on roofs by rapidly taking the current to zero. The Tigo TS4-A-F 25A and Tigo TS4-A-2F 25A rapid shutdown devices have the ability to shutdown panels with immediate effect to provide advanced first- responder safety functionality for solar modules rated up to 700W, including bifacial modules. Both products feature compatibility with Pure Signal™ technology in Tigo RSS Transmitters and pair with an industry-leading list of third-party solar inverters to deliver design and installation flexibility for solar installers and engineering, procurement and construction (“EPC”) firms.

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Module-Level Monitoring.   Our monitoring MLPEs provide detailed information on ongoing operations and maintenance. The Tigo TS4-A-S adds the capability for remote monitoring that allows installers to lower their operations and maintenance costs by reducing truck rolls.

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Rapid Shutdown, Module-Level Monitoring and Optimization.   Finally, the Tigo TS4-A-O provides the complete breadth of the solution, combining rapid shutdown, monitoring, and optimization, which combats shading and the effects of disparate aging on modules to ensure the entire system produces efficiently out of each and every module. The TS4-A-O provides monitoring capabilities down to the module-level and allows the PV system to comply with rapid shutdown directives. Specifically, this product maximizes production of the solar solution, helping to overcome shade and panel efficiency mismatch. Our internal studies show that the TS4-A-O increases production by an average of 6.6% in comparison with our MLPE models without optimizers, as measured by Tigo’s patented “Reclaimed Energy” feature, which is included within our energy intelligence monitoring portal and indicates the amount of energy harvested by our optimizers.

Our MLPEs are compatible with nearly every module and inverter in the market due to their open-system architecture. As a result, one reason for installers using our MLPE is for its interface abilities with a wide range of products. This is particularly true for installers and EPC firms that deploy large-scale commercial and industrial solar systems since components in those systems are usually custom assemblies designed to fit the precise size and cost constraints.
The majority of our MLPE products include software tools that are designed to improve the installer experience around commissioning, monitoring, and maintaining fleets of solar installations. Our software tools give our installers detailed visibility into module-level operations so that our installers can assess performance characteristics, diagnose issues, and provide high quality service to their end customers, the utility, commercial, industrial, and residential system owners.
This software is intended to simplify installations by providing installers with a single source of information for their entire fleet of installations. The software tools aggregate performance metrics of all our product offerings into one platform. The platform allows our installers to isolate specific locations and products and filter by factors such as technology and location to view fleet, site and module-specific performance characteristics. In addition, the platform allows for complete system monitoring by connecting inverters, batteries, power meters and all other equipment on site to view the entire system operation. This allows installers to obtain a complete view of all major components in an installation, review production and consumption data by hour, minute, day and month, and view real-time power flows and lifetime performance statistics.
Our software tools also help to decrease operation and maintenance costs, increase system performance and revenue, and improve the user experience for installers and end-users of the solution. The software platform can detect system level, string level and module-level issues and provide real-time alerts when a performance or safety issue arises. The platform also simplifies the commissioning process by providing greater system visibility and information to end installers.
Tigo EI Solution
The Tigo EI solution offers a complete energy storage system comprised of the Tigo EI Inverter, Tigo EI Battery and the Tigo EI Link/Automatic Transfer Switch (“ATS”).

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Tigo EI Inverter:   The Tigo EI Inverter offers high-efficiency energy conversion for home consumption or export to the grid. Our inverter is a hybrid inverter, meaning that it can accept an input from the Tigo EI Battery (as further described below) and PV array. Tigo offers 3.8kW, 7.6kW and 11.4kW EI Inverter models. When combined with our line of TS4 MLPE products, our inverter provides module-level optimization, monitoring and rapid shutdown and enables home energy production and consumption when paired with a home energy storage system like the Tigo EI Battery.

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Tigo EI Battery:   The Tigo EI Battery provides energy resilience in the event of a grid outage and optimizes energy consumption based on rate plans for today’s home energy needs. The Tigo EI Battery can be configured for both whole-home and essential load backup to satisfy a comprehensive array of home energy needs. Our batteries include three 3.3 kWh modules, which provides for a total capacity of 9.9 kWh per enclosure, with a usable capacity of 9.0kWh. This easily allows up to 12kWh of total energy in the EU market and up to 40kWh in the U.S. market. In addition, our batteries are compatible with our smart app that offers 24/7 visibility of system behavior and intelligent control over system and battery management. The built-in communication hub, when paired with Tigo TS4 Flex MLPE, provides module level monitoring, optimization, and fire safety features.

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Tigo EI Link/Automatic Transfer Switch:   Our ATS is a necessary component for on-grid storage. Our ATS comes in two models, a 50 amp essential load panel and a 200 amp whole home back-up. The whole home backup model includes an optional electric-vehicle charger and generator connection. Our ATS works as a gate-keeper by sensing grid loss and safely switches from grid plus solar/ battery to solar/battery only.

The EI solution, available for the U.S. residential market since October 2021, offers flexible components that can be purchased together or individually, and are compatible with other brands. While some installers may mix and match other products with our optimizers, we anticipate that we will offer a compelling value proposition such that their best option will be our complete EI solution.
Our EI solution product line allows maximum flexibility in an integrated system that is easy to install, fast to commission and convenient to maintain through our energy intelligence mobile app and a browser-based program. The energy intelligence platform provides system diagnosis and over-the-air software upgrades and enables energy production monitoring for greater visibility and understanding of energy systems. We provide product performance and support to homeowners and installers with industry-leading warranties on all hardware.
For the nine months ended September 30, 2022 and year ended December 31, 2021, we have generated approximately $1.0 million and $0.1 million in revenue, respectively, from offerings of our EI Solution in the United States. In November 2022, we began offering this solution to select customers in our European market. We believe that our EI solution will generate an increasing amount of revenues in the future as the demand for energy storage and management increases. Furthermore, this offering will deepen our relationship with installers by providing them with a comprehensive all-in-one solution.

Our Services
Premium Monitoring Services
Our energy intelligence software platform is provided complimentary with the majority of our MLPE product line; however, our customers can elect to purchase our premium monitoring services, which allows for increased data granularity and historical data storage, for an additional annual fee. We have generated a de minimis amount of revenue from our premium monitoring service for the nine months ended September 30, 2022 and year ended December 31, 2021, respectively.
Competitive Strengths
Tigo’s MLPE and EI Solutions improve the safety, energy yield, and cost of solar across all three end markets (Residential, C&I, and Utility). We believe our key competitive advantages include:
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Open Architecture.   Our MLPE and EI solutions are designed to work with other vendors in the industry, unlike some competitor offerings that only work within their own family of products. In particular, our MLPE architecture works with any string inverter or module.

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Selective Optimization.   The Tigo system architecture is identical to a string inverter’s architecture, allowing the optimizers to remain in a complete bypass mode until mismatch occurs that requires its intervention. It does not rely on distributed DC/DC stage or DC/AC conversion, which allows for the lowest duty cycle among all other leading solutions in the market. Because of these guiding principles of operation, Tigo optimizers achieve maximum energy harvest with 99.7% conversion efficiency and the lowest heat dissipation at the back of the module.

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Selective Deployment.   Tigo’s selective deployment accommodates partial placement as needed, and can be applied to any module in a single string, minimizing the number of optimizers needed to harvest the maximum available energy. Thus, any PV Module in a string that is exposed to shade, higher temperature, or has a higher mismatch characteristic with other modules can be outfitted with an optimizer. This will ensure the module’s own best performance, and equally important, that it will not limit the production of the other, unshaded PV modules in the string.

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Storage Architecture.   Tigo’s storage architecture utilizes a DC coupled system that minimizes losses from the conversion between AC and DC environments. In Tigo’s DC-coupled system, DC solar electricity flows from solar panels into Tigo’s battery unit, meaning there is no inversion of solar electricity between DC and AC environments before the electricity is stored in the battery.

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Inverter Architecture.   The Tigo EI Inverter is a hybrid inverter which enables it to seamlessly integrate storage. The EI Inverter is stackable and comes in two separate sizes: a 7.6K and an 11.4K, corresponding to the maximum AC power output from the inverter. Both can efficiently operate with a solar panel array oversized by 200% in the event customers want to maximize their solar panel system to be able to better charge batteries.

Business Strategy
Our objective is to deliver smart hardware and software solutions to our customers in the residential, commercial and utility-scale solar systems. Key elements of our strategy include:
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Expand U.S. Residential Sales.   We will seek to capitalize on our strong position in the U.S. commercial and industrial markets to expand our market share position in residential sales. In particular, we are looking to further grow our share of the U.S. residential market through offerings with U.S. residential solar providers.

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Expand Our Energy Intelligence Solution.   We commenced sales of our EI solution in the U.S. in October 2021 and have recently began offering the product to select customers in Europe. Our EI solution is an extension of our current products and services and leverages our existing go-to-market channels to achieve success. We are seeking to expand sales of EI solution to drive revenues and further our entry into the energy storage and management markets.

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Increase Energy Production.   Our research and development team is focused on continuing to improve the performance of our MLPE solution by expanding its functionality and ensuring it is compatible with the latest PV module technology.

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Increase Market Share.   The growth of the renewable energy and solar sectors is driven by four main factors: cost savings, environmental concerns, energy independence, and interest in solar technology. We intend to focus on these factors by delivering solar offerings and solutions that enhance safety, increase energy yield and lower operating costs. To address these factors, we offer products and solutions that enhance safety, increase energy yield, and reduce operating costs, including customizable MLPE systems and EI solution for detailed module-level monitoring.

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Customer Service.   Our mission is to deliver products that are productive, reliable, smart, simple and safe to enable customers’ storage and energy independence. Our distributors and solar installers are our first point of contact with a potential customer, the homeowner and business user. Our goals are to partner better with these service providers so that we can provide high quality service to our current and future customers. We believe that continued reinforcement of customer experience can be a competitive advantage for us.

Our Customers
We currently offer solutions to customers globally in the residential, commercial and industrial markets. We primarily rely on, and focus our sales efforts on, distributors and solar installers to assist in selling our product offerings and services to customers. We do, however, make sales directly to customers when business conditions exist where it may be advantageous for the Company and customer to establish a direct commercial relationship. For the year ended December 31, 2021, one customer accounted for approximately 14% of our annual revenue, net for this period. We primarily generate revenues from our North American and European markets, which accounted for 47% and 41%, respectively, of our revenues for the year ended December 31, 2021.
Sales, Marketing and Partnerships
We primarily sell our products and services through three channels. Primarily, we use solar equipment distributors to leverage their broad sales force, logistics and credit services with installers. We also sell our products and services directly to large installers and EPCS when the volume is sufficient to drive economies of scale and create an on-going business relationship. In addition, we also sell to inverter suppliers, who integrate our rapid shutdown device into their inverter and then bundle this inverter with our optimizers for a more complete solution.
Our enhanced partnership program ensures compatibility between a vast set of inverters and our MLPE products, supporting solar installation performance and fulfilling safety code requirements. This formalizes collaboration on technical integrations, product certification, customer support and marketing strategies with major inverter companies. We incentivize our program partners to promote our inverters by allocating marketing funds for every inverter sold under the program. Our enhanced program ensures compatibility across partner inverters and Tigo TS4 units to support solar installation performance and fulfill safety code requirements. All Tigo Enhanced inverters are integrated with Tigo RSS Transmitters to communicate with Tigo TS-A-F and TS4-A-2F devices.
Manufacturing and Quality Control
Manufacturing
We have designed our manufacturing processes to produce high quality products at competitive costs. Our strategy has three elements: outsource, automate and localize. We outsource the manufacturing of our products to contract manufacturers in order to access advanced manufacturing equipment, processes, skills and capacity without large capital outlays. We also seek to increase our responsiveness to customers while reducing costs and delivery times.
Our principal contract manufacturers that account for the substantial majority of our products sold are Kinpo Electronics, Inc., headquartered in Taiwan with manufacturing facilities located in the Philippines and Thailand (“Kinpo”) and Asteelflash Suzho Co., Ltd., located in China (“Asteelflash”). By using more than one contract manufacturer with multiple manufacturing locations, we seek to lower our risk profile and build resilience and redundancy into our supply chain.
Kinpo supplies us with module-level power electronics (“MLPE”) and energy intelligence (“EI”) products. We entered into a master supply agreement with Kinpo in March 2016 which automatically renews for successive one-year periods unless we deliver written notice of termination to Kinpo at least 30 days prior to the renewal date. We place purchase orders with Kinpo for each transaction and, although Kinpo provides us with forecasted pricing on a rolling 12-month basis, specific pricing is agreed in each purchase order. We provide a forecast for our product needs and Kinpo is required to reserve capacity for such forecasted needs. Kinpo is required to deliver six months prior notice of its intent to discontinue the manufacture of any of our products.
Asteelflash provides manufacturing services to us for our MLPE and EI products. We entered into a master sales agreement with Asteelflash in March 2014 which automatically renews for successive one-year periods unless either party delivers written notice of termination to Kinpo at least 90 days prior to the renewal date. The agreement may be terminated upon 180 days’ notice by either party. We are issued quotations from Asteelfash which specify the itemized pricing of products. The price quotations are reviewed every three months or as otherwise agreed upon by us and Asteelflash.
We also use other contract manufacturers for other products that are not material to our business.
Quality Control
Our reliability methodology includes a multilevel plan with design analysis, subsystem testing of critical components and integrative testing of design prototypes in large sample groups. As part of our reliability efforts, we subject components to industry standard conditions and tests including in accelerated life chambers that simulate burning, thermal cycling, damp-heat and other stresses. We also conduct out-of-box audits on our finished products. In addition, ongoing reliability tests are conducted on our optimizers and we test fully-assembled products in stress tests and in the field.
Each of our products is tested multiple times throughout the production process in order to ensure product quality prior to its shipment from the manufacturing facility. We employ a serial-number-driven manufacturing process including an auditing and traceability system that allows us to control production line activities, verify correct manufacturing processes and achieve unit-specific traceability. As a part of our quality and reliability approach, failed products from the field are returned and subjected to root cause analysis, the results of which are used to improve our product design and manufacturing processes and further reduce our field failure rate. Our rigorous testing processes have helped us to develop highly reliable products.
Industry Standards
Our products and systems comply with applicable regulatory requirements of the jurisdictions in which they are sold as well as all other major markets around the world. These include safety regulations, electromagnetic compatibility standards and grid compliance. In 2014, the U.S. National Electrical Code (“NEC”) mandated that all photovoltaic (“PV”) system circuits installed on or in buildings should include a rapid shutdown function to reduce shock hazard for emergency responders. Our TS4 products have the capability to remotely shutdown individual panels and thus meet the new safety standard. Furthermore, the 2017 edition of the NEC requires in-array rapid shutdown that can currently only be met by MLPE, which our technology provides.
Our compliance with the NEC and the equivalent code in Canada with respect to our product’s rapid shutdown capability has been certified by Underwriters Laboratories, a well-known and nationally recognized testing laboratory. We have also been certified by TUVRheinland, a testing laboratory based in Germany, which provides results that are widely accepted by countries outside of the U.S. and Canada. We have obtained certifications from the U.S. Federal Communications Commission for all of our products.

Research and Development
Our research and development team has wide-ranging experience in electrical, mechanical and software engineering. In addition, many members of our research and development team have expertise in solar technologies. As of November 30, 2022, our research and development organization had a headcount of 26 people. Our research and development expenses totaled $4.1 million and $5.8 million for the fiscal years ended December 31, 2020 and December 31, 2021, respectively. Our research and development expenses totaled $1.6 million and $4.5 million for the three and nine months ended September 30, 2022, respectively.
We plan to continue to devote substantial resources to research and development with the objectives of developing new products and systems, adding new features to existing products and systems and reducing unit costs of our products. Our development strategy is to identify features, products and systems for both software and hardware that reduce the cost and improve the effectiveness of our solutions for our customers. We measure the effectiveness of our research and development by metrics including product unit cost, efficiency, reliability, power output and ease of use.
Intellectual Property
The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secrets laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of February 9, 2023, we had 93 issued U.S. patents, 18 issued non-U.S. patents and 14 patent applications pending for examination. A majority of our patents are related to module-level rapid shutdown, safety, solar production optimization and module-level monitoring. Our issued patents are scheduled to expire between 2025 and 2038. We continually assess opportunities to seek patent protection for those aspects of our technology, designs, methodologies and processes that we believe provide significant competitive advantages.
We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures.
We own or have rights to various trademarks and service marks in the U.S. and in other countries, including the Tigo Energy name and logo and we rely on both registration of our marks as well as common law protection where available.
All of our research and development personnel and relevant sub-contractors have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require them to assign to us all of the inventions, designs and technologies they develop during the course of their work with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose sensitive aspects of our technology or business plans.
From time to time we have been, and currently are, subject to claims related to our patent rights. In addition, as part of our overall strategy to protect our intellectual property, we may take, and are currently taking, legal actions to prevent third parties from infringing upon or misappropriating our intellectual property or from otherwise gaining access to our technology. No such claims or legal actions currently involve patents or intellectual property that we consider to be material to our business.
Seasonality
Historically, the majority of our revenues have been generated from customers in the North American and European regions which experience higher sales of our products in the second and third quarters and have been affected by seasonal customer demand trends, including weather patterns and construction cycles. The first and fourth quarters historically have had softer customer demand in our industry due to these same factors. Although these seasonal factors are common in the solar sector, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Competition
The markets for our solar products are competitive, and we compete with manufacturers of other MLPE systems, in addition to providers of similar technologies as our EI products, including energy storage systems. The principal areas in which we compete with other companies include:
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product and system performance and features;

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total cost of ownership;

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reliability and duration of product warranty;

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customer service and support;

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breadth of product line;

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flexibility and open compatibility across systems;

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local sales and distribution capabilities;

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compliance with applicable certifications and grid codes;

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size and financial stability of operations; and

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size of installed base.

Recent market trends show an increased focus on safety features in rooftop installations, and the emergence of standards that are evolving to address such concerns. In particular, the rapid shutdown standards in the U.S. market have led to the introduction of module-level rapid-shutdown devices from our competitors. We believe that the existence of rapid shutdown capabilities built into several of our products, including our optimizers, positions us well in this regard and could serve as a competitive advantage. Additionally, in 2021, PV module manufacturers introduced larger PV modules with increased power levels reaching over 600W. This market trend has led to market interest in higher power rating optimizers, micro inverters and other MLPE devices. Our products have been developed to handle up to 700W to keep pace with module manufacturers. In addition, the increasing demand for storage and battery solutions is expected to increase the attachment rate of storage to PV installations in the coming years.
There have been several new entrants to the MLPE market, including low-cost Asian manufacturers that have recently announced plans to ship or have already shipped similar products. Our optimized inverter system offers significant technology and cost advantages that we believe offer a competitive differentiation over traditional inverter systems and microinverter technologies. Our primary competitors in the MLPE market are Enphase and SolarEdge.
The markets for our EI plus energy storage solutions are also competitive, and we compete primarily with SolarEdge and Enphase, as well as a number of other companies.
Government Regulation and Compliance
Our business activities are global and are subject to various federal, state, local and foreign laws, rules and regulations. For example, substantially all of our import operations are subject to complex trade and customs laws, regulations and tax requirements such as sanctions orders or tariffs set by governments through mutual agreements or unilateral actions. In addition, the countries in which our products are manufactured or imported may adopt laws or regulations requiring in-country manufacturing, which would require that a specified portion of our components or products be manufactured in such country. Prospective customers may also require that certain goods be manufactured or sourced in-country in order to obtain their business. In-country manufacturing requirements could have a negative impact on our results of operations as we may have limited manufacturing operations in such countries. Further, countries may from time to time impose additional duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Changes in tax policy or trade regulations, the disallowance of tax deductions on imported merchandise, or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations. Compliance with these laws, rules, regulations and any in-country manufacturing requirements has not had, and is not expected to have, a material effect on our capital expenditures and results of operations.

Import Tariffs
Escalating trade tensions between the United States and China have led to increased tariffs and trade restrictions, including tariffs applicable to some of our products. In June 2019, the U.S. trade representative (“USTR”) imposed import tariffs of 25% on a large number of products imported from China, including inverters and power optimizers. On January 15, 2020, the United States and China entered into an initial trade deal, which preserves the initial tariffs from 2018 and indicates additional sanctions may be imposed if China breaches the terms of the deal.
To mitigate the negative effect of increased tariffs, we began outsourcing our manufacturing to Kinpo’s Philippines facility beginning in 2019. In late 2021, such manufacturing capabilities were entirely moved to Thailand due to COVID-19 restrictions. As of November 30, 2022, all our products that are imported into the U.S. are manufactured in Thailand and are therefore not subject to the aforementioned tariffs.
Privacy and Security Laws
There are privacy and data security laws to which we are currently subject, and/or may in the future be subject. Every U.S. state, members of the European Economic Area (“EEA”), Switzerland, United Kingdom (“UK”), Brazil, Mexico, Australia, New Zealand, China and many other jurisdictions in which we operate have adopted privacy and/or data security laws and regulations which impose significant compliance obligations.
The European Union’s (“EU”) General Data Protection Regulation 2016/679 (“GDPR”), and the GDPR’s equivalent in the UK (“UK GDPR”), are wide-ranging in scope and apply to organizations that process information. The GDPR / UK GDPR impose stringent requirements on organizations that determine the purposes and means of processing personal information (“Controllers”) and organizations that process personal information for and on behalf of Controllers (“Processors”), including for example, robust disclosure requirements to individuals regarding the purposes for which and manner in which their personal information may be processed, robust personal information security requirements, comprehensive requirements for maintaining internal compliance documentation relating to the processing of personal information, a comprehensive individual rights regime, specific timelines for reporting personal information breaches to regulators and affected individuals, limitations on retention of personal information, stringent limitations on processing special categories of personal information (such as health data), and obligations when contracting with Processors in connection with the processing of personal information. The GDPR / UK GDPR also impose strict rules on the transfer of Personal Data outside of the EEA / UK and provide for the creation of supervisory authorities. If we, or any Processor engaged by us, fail to comply with the GDPR / UK GDPR, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to the greater of €20 million / £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Individuals also have a right to receive compensation for material or non-material damage suffered as a result of a violation of the GDPR / UK GDPR.
The GDPR / UK GDPR requirements apply not only to third-party transactions, but may also apply to transfers of personal information between us and our subsidiaries, including employee personal information. The GDPR / UK GDPR have increased our responsibility and potential liability in relation to all types of Personal Data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR / UK GDPR, which could increase our cost of doing business. However, despite our ongoing efforts to bring our practices into compliance with the GDPR / UK GDPR, we may not be successful either due to various factors within our control or other factors outside our control.
Additionally, we are governed by the California Consumer Privacy Act of 2018 (“CCPA”), which also imposes certain obligations on businesses in the handling of the personal information of California residents. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and a private right of action. The CCPA requires covered companies to provide disclosures to California residents, and ways for such residents to opt-out of certain sales of personal information. The CCPA also provides a cause of action for data breaches. Further, California voters approved the California Privacy Rights Act (“CPRA”) in the November 3, 2020, election. Effective

January 1, 2023, the CPRA will significantly expand the CCPA, including by establishing consumers’ rights with respect to certain sensitive personal information. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and the CPRA. In addition, new legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Comprehensive data privacy laws in Virginia, Colorado, Connecticut, and Utah have been enacted and slated to go into effect in 2023. These state laws impose similar obligations on businesses and grant similar rights in consumers, as is provided under the CCPA and CPRA, but aspects of these state privacy statutes remain unclear, resulting in further legal uncertainty.
The data privacy legislation discussed above exemplifies the vulnerability of our business in the evolving regulatory environment related to personal information. Other states in the U.S. have passed or are considering privacy laws, and additional countries have in recent years implemented new privacy laws. Governments may also expand current regulation or guidance or enact new regulation or guidance related to personal information that could have an impact on or business. Our ability to develop new products or features may decrease and our compliance costs and potential liability may increase with this scattered regulatory environment. Government Incentives
U.S. federal, state and local government bodies, as well as non-U.S. government bodies provide incentives to owners, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits, lower VAT rate and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. The market for on grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of these government subsidies and economic incentives, which vary by geographic market and from time to time, thus helping to catalyze customer acceptance of solar energy as an alternative to utility-provided power. The disallowance or changes in government subsidies or economic incentives could have an adverse effect on our business and results of operations.
Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.
Government Incentives
U.S. federal, state and local government bodies, as well as non-U.S. government bodies provide incentives to owners, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits, lower VAT rate and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. The market for on grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of these government subsidies and economic incentives, which vary by geographic market and from time to time, thus helping to catalyze customer acceptance of solar energy as an alternative to utility-provided power. The disallowance or changes in government subsidies or economic incentives could have an adverse effect on our business and results of operations.
Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety.
Environmental, Social and Governance
Tigo products are designed, manufactured, stored and shipped with the goals of energy-efficiency, resource conservation, human ethics and waste management throughout their lifecycle. Our MLPE,

communication devices and software allow us to constantly monitor a fleet of global PV systems to optimize energy production, ensure safety, design efficient layouts and reduce truck-roll issues.
We are an active participant with select solar organizations and non-profits seeking to spread the availability of distributed energy. We provide thought leadership, marketing, training and donations to NABCEP, CALSSA, SEI and more. Our online training sessions, webinars and NABCEP-accredited courses are free and digitally available worldwide on our website. We provide resources in multiple languages and promote them weekly to spread knowledge about solar energy.
Tigo is committed to accelerating the adoption of solar energy worldwide. We do so while promoting and complying with the latest electrical certifications and requirements that enhance the safety of installers and first responders that interact with solar PV systems. Tigo is an active member of various non-profit organizations including CALSSA and SEIA that do important work to enable safe, affordable access to solar energy for communities. Tigo also works closely with partner companies in the PV industry — including inverter manufacturers, module manufacturers, engineering firms, distributors and more — to make it easier to adopt the latest safety codes and measures.
Insurance
We maintain insurance, excess coverage, or reinsurance for property, general liability, international general liability, workers’ compensation, foreign voluntary workers’ compensation, umbrella, business auto, directors’ and officers’ liability and other coverage in amounts and on terms deemed adequate by management, based on our actual claims experience and expectations for future claims. However, future claims could exceed our applicable insurance coverage.
Human Capital Resources
As of November 30, 2022, we had 119 full-time employees. Of these full-time employees, 38 were engaged in sales and sales engineering, 31 in operations and customer support, 26 were engaged in research and development, 14 in finance and administrative capacities and 10 in marketing. Of our employees, 83 were based in the U.S., 21 were based in Italy, eight were based in Israel and seven were based in China. We also engage a number of independent contractors to support our activities.
None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.
Recruitment
As a rapidly growing business, we rely on the success of our recruitment efforts to attract and retain technically skilled people who can support our ongoing innovation and expansion. We aim to be inclusive in our hiring practices focusing on the best talent for the role, welcoming all genders, nationalities, ethnicities, abilities and other dimensions of diversity.
Employee benefits
We aim to provide our employees with competitive salary and benefits that enable them to achieve a good quality of life and plan for the future. Our benefits differ according to local norms and market preferences, but typically include all salary and social benefits required by local law (including retirement saving programs, paid vacation and sick leave) and many additional benefits that go beyond legal requirements in local markets.
Leadership, Training and Development
We aim to provide our employees with advanced professional and development skills so that they can perform effectively in their roles and build their capabilities and career prospects for the future. Our current education and training programs support and encourage educational opportunities for managers and team leaders based on personal development and advancement of our workforce as needed by the business.

Diversity, Equity and Inclusion
We are committed to ensuring that fair and effective procedures are implemented and adhered to when selecting and deploying people to meet organizational needs. We are an equal opportunity employer and are committed to providing a work environment that is free from harassment and discrimination. During the past three years, we have recruited and hired women at all levels. We are striving to increase the presence of women in executive and management positions as part of our target to promote gender parity and equal pay. We are taking active steps to increase the diversity of our workforce and inclusiveness of our employee base globally.
Workplace safety and health
We comply with applicable occupational health and safety regulations and are certified to Occupational Health and Safety Quality Management Standard ISO 45001:2018.
During the COVID-19 pandemic, we offered most of our employees the flexibility to work remotely when possible and have implemented rigorous hygiene and social distancing practices in the workplace.
Properties
Our corporate headquarters are located in Campbell, California, in an office consisting of approximately 13,711 square feet of office, testing and product design space. The lease expires in April 2025, and we have an option to extend the lease for another five years.
In addition to our corporate headquarters, we also lease office and sales support spaces in China, Israel, Thailand and Italy for our subsidiaries and local offices.
We outsource all manufacturing to contract manufacturers and currently do not own or lease any manufacturing facilities.
We believe that our existing properties are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.
Legal Proceedings
From time to time, we may be involved in litigation relating to claims arising out of our operations. Currently, we are not involved in any material legal proceedings.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF TIGO
The selected historical condensed consolidated statements of operations data of Tigo for the nine months ended September 30, 2022 and 2021 and the condensed consolidated balance sheet data as of September 30, 2022 are derived from Tigo’s unaudited condensed consolidated interim financial statements included elsewhere in this proxy statement/prospectus. The selected historical consolidated statements of operations data of Tigo for the years ended December 31, 2021 and 2020 and the historical consolidated balance sheet data as of December 31, 2021 and 2020 are derived from Tigo’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated interim financial data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of Tigo’s management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data.
Tigo’s historical results are not necessarily indicative of the results that may be expected in the future and Tigo’s results for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022 or any other period. You should read the following selected historical consolidated financial data together with the sections entitled “Tigo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Tigo’s audited consolidated financial statements and accompanying notes included elsewhere in this proxy statement/prospectus.
Tigo is providing the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the Business Combination.
	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
	(unaudited)	(unaudited)
	(in thousands, except for share data and per share amounts)
Revenue, net	$50,382	$36,576	$43,642	$33,289
Cost of revenue	35,579	25,162	31,003	22,751
Gross Margin	14,803	11,414	12,639	10,538
Operating expenses:
Research and development	4,476	4,151	5,763	4,064
Sales and marketing	7,348	5,313	7,571	4,445
General and administrative	6,034	2,064	3,019	2,745
Total operating expenses	17,858	11,528	16,353	11,254
Loss from operations	(3,055)	(114)	(3,714)	(716)
Interest and other expenses (income):
Change in fair value of preferred stock warrant liability	(37)	121	192	(155)
Change in fair value of derivative liability	—	68	68	526
Loss (gain) on debt extinguishment	3,613	(900)	(1,801)	(605)
Interest expense	1,241	1,995	2,506	5,529
Other expense (income), net	68	30	(16)	163
Total interest and other expenses (income), net	4,885	1,314	949	5,458
Income (loss) before income taxes	(7,940)	(1,428)	(4,663)	(6,174)
Income tax expense	—	—	200	23
Net loss	(7,940)	(1,428)	(4,863)	(6,197)
Gain upon settlement of Series B-1 and C convertible preferred stock	—	—	—	18,321
Net income (loss) attributable to common stockholders	$(7,940)	$(1,428)	$(4,863)	$12,124

	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
	(unaudited)	(unaudited)
	(in thousands, except for share data and per share amounts)
Share information:
Net income (loss) per share of common stock, basic	$(0.38)	$(0.07)	$(0.24)	$0.09
Net loss per share of common stock, diluted	$(0.38)	$(0.07)	$(0.24)	$(0.28)
Weighted-average shares of common stock outstanding, basic	20,797,120	20,336,683	20,389,634	19,972,313
Weighted-average shares of common stock outstanding, diluted	20,797,120	20,336,683	20,389,634	60,127,450

	September 30, 2022	December 31,
Balance Sheet Data		2021	2020
	(unaudited)
	(in thousands)
Cash and cash equivalents	$43,551	$7,474	$5,490
Accounts receivable, net	$14,490	$3,879	$4,472
Total assets	$77,878	$23,958	$16,088
Total liabilities	$47,992	$27,484	$37,216
Total redeemable convertible preferred stock	$87,210	$46,370	$24,177
Total stockholders’ deficit	$(57,324)	$(49,896)	$(45,305)

TIGO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” or other similar terms refer to the business and operations of Tigo Energy, Inc. and its subsidiaries prior to the Business Combination. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled “Selected Historical Consolidated Financial Information of Tigo” and our audited annual consolidated financial statements as of and for the years ended December 31, 2021 and 2020 and unaudited condensed consolidated interim financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021, and the respective related notes included elsewhere in this proxy statement/prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Overview
We are a worldwide leader in the development and manufacturing of smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. Our mission is to deliver products and solutions that are flexible and dependable, increase the energy generation of solar systems and address the need for change. The solar optimizer and inverter space is predominately serviced by two major suppliers. We expect to attract new customers and gain market share by expanding sales of our Module Level Power Electronics (“MLPE”) and Energy Intelligence solution (“EI solution”).
We have served the solar energy industry with advanced power and electronics, including the manufacturing and development of our MLPE since our inception in 2007 and we introduced our EI solution in 2021. We combine our Flex MLPE and solar optimizer technology with intelligent, cloud-based software capabilities for advanced energy monitoring and control.
We have focused to date on MLPE optimizers, which are devices that reside on the panel and improve safety features and energy production for the installer and system owner. Our optimizers are designed to be highly flexible solutions that work with thousands of permutations of inverters and modules, providing the installer with significant choice when designing a system for the consumer. In October 2021, we began offering our EI solution to residential customers in the U.S. and began offering this product to select customers in Europe in November 2022. In addition, we develop products such as inverters and battery storage systems for the residential solar-plus-storage market. Our products power everything from single-digit kilowatt residential systems to commercial and industrial, and utility systems, scaling to hundreds of megawatts on rooftop, ground-mounted, and floating applications.
We primarily offer our products and services through distributors and solar installers. We have a worldwide footprint and have product installations in over 100 countries on all seven continents. As of September 30, 2022, we have generated approximately 61% and 31% of our revenue from markets in Europe and the Americas, respectively, our two largest markets.
Acquisition of Foresight Energy Ltd.
On November 29, 2022, we entered into a share purchase agreement with Foresight Energy Ltd., a company organized under the laws of the state of Israel (“Foresight”), pursuant to which we agreed to acquire all of the issued and outstanding share capital of Foresight in exchange for 6.7 million shares of Tigo common stock and cash of $0.8 million. The shares of Tigo common stock issued and $0.8 million in cash paid in connection with the acquisition of Foresight was based on a purchase price of approximately $9.0 million. Foresight is an energy data analytics software company based in Hod HaSharon, Israel. Our acquisition of Foresight is expected to expand our ability to leverage energy consumption and production data for solar energy producers, adding a powerful prediction platform that provides rich and actionable system performance data, from the grid down to the module level. The transaction closed in January 2023. Upon consummation of the transaction, Foresight became a wholly-owned subsidiary of the Company.
Proposed Business Combination
On December 5, 2022, we entered into an Agreement and Plan of Merger, by and among Roth CH Acquisition IV Co., a Delaware corporation (“ROCG”), Roth IV Merger Sub Inc. (a wholly-owned subsidiary of ROCG) and us. Upon the Closing, ROCG will be renamed Tigo Energy, Inc. (the “Combined Company”) and it is intended that the Combined Company common stock and its public warrants will continue to be listed on Nasdaq and trade under the ticker symbols “TYGO” and “TYGOW,” respectively.
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, Business Combinations, ROCG, which is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Tigo will be treated as the accounting acquirer. This determination was primarily based on the following:
(i)
Us expecting to have a majority of the voting power of the Combined Company;

(ii)
Our senior management comprising substantially all of the senior management of the Combined Company;

(iii)
our relative size compared to ROCG; and

(iv)
our operations comprising the ongoing operations of the post-combination company.

Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which we are issuing stock for the net assets of ROCG. The net assets of ROCG will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be ours.
The most significant changes in our future reported financial position and results are expected to be a net increase or decrease in cash (as compared to our consolidated balance sheet as of September 30, 2022) of between a net decrease of approximately $9.0 million, assuming maximum stockholder redemptions permitted under the Merger Agreement, a net increase of $15.3 assuming the extension redemption in connection with the special meeting of shareholders held on December 20, 2022, and a net increase of $108.4 million, assuming no stockholder redemptions.
Public Company Costs
Upon consummation of the Business Combination, Tigo is expected to continue as an SEC-registered and Nasdaq-listed company. We expect to hire additional staff and implement new processes and procedures to address public company requirements in anticipation of and following the completion of the Business Combination. We also expect to incur substantial additional expenses for, among other things, directors’ and officers’ liability insurance, director fees, internal control compliance, and additional costs for investor relations, accounting, audit, legal and other functions.
Key Operating and Financial Metrics
We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe the operating and financial metrics presented are useful in evaluating our operating performance, as they are similar to measures by our public competitors and are regularly used by security analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA and adjusted EBITDA margin are non-GAAP measures, as they are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for net (loss) income or net (loss) income margin, respectively, calculated in accordance with GAAP. See “— Non-GAAP Financial Measures” for additional information on non-GAAP financial measures and a reconciliation of these non-GAAP measures to the most comparable GAAP measures.

The following table sets forth these metrics for the periods presented:
	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except percentages)	2022	2021	2021	2020
Bookings	$92,299	$28,621	$38,973	$45,816
Revenue, net	50,382	36,576	43,642	33,289
Gross profit	14,803	11,414	12,639	10,538
Gross margin	29%	31%	29%	32%
Operating loss	(3,055)	(114)	(3,714)	(716)
Net Loss	(7,940)	(1,428)	(4,863)	(6,197)
Adjusted EBITDA	(258)	282	(3,116)	14
Adjusted EBITDA margin	-1%	1%	-7%	0%
Bookings
We define bookings as the value of new purchase orders for a product or service received during a fiscal period that will be delivered or performed sometime in the future and is a forward looking metric that we utilize to help us understand our future revenue growth. Bookings are generally subject to modification and/or cancellation per the terms of the order.
Gross Profit and Gross Margin
We define gross profit as total revenue, net less cost of revenue, and define gross margin, expressed as a percentage, as the ratio of gross profit to revenue. Gross profit and margin can be used to understand our financial performance and efficiency and allows investors to evaluate our pricing strategy and compare against competitors. Our management uses these metrics to make strategic decisions identifying areas for improvement, set targets for future performance and make informed decisions about how to allocate resources going forward.
Adjusted EBITDA and Adjusted EBITDA Margin
We define adjusted EBITDA, a non-GAAP financial measure, as earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude stock-based compensation and merger transaction related expenses. We define adjusted EBITDA margin, a non-GAAP financial measure, expressed as a percentage, as the ratio of adjusted EBITDA to revenue, net. See “— Non-GAAP Financial Measures” for a reconciliation of GAAP net loss to adjusted EBITDA.
Key Factors that May Influence Future Results of Operations
Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.
Expansion of U.S. Residential Sales.   Our future revenue growth is, in part, dependent on our ability to expand our product offerings and services in the U.S. residential market. In our North American market, we primarily generate revenue from our product offerings and services in the commercial and industrial markets. In order to continue our growth, we intend to expand our presence in the residential market through offerings with U.S. solar providers. We also expect to continue to evaluate and invest in new market opportunities internationally. We believe that our entry into new markets will continue to facilitate revenue growth and customer diversification.
Expansion of New Products and Services.   We have made substantial investments in research and development and sales and marketing to achieve a leading position in our market and grow our revenues. Our revenue is primarily generated from the sales and offerings of our MLPE systems. While we will continue to invest in research and development to expand the capabilities of our existing products and solutions, we intend to continue to develop and promote our EI solution. As of September 30, 2022, we have generated approximately $1.0 million in revenue year to date from offerings of our Energy Intelligence solution in the United States. In the future, we are looking to generate significant revenues from our EI solution as we expand the offerings of this product.
Adding New Customers and Expansion of Sales with Existing Customers.   We intend to target new customers in the U.S. residential market through offerings with residential solar providers. We primarily acquire new customers through collaboration with our industry partners and distributors. While we expect that a substantial portion of our future revenues in the near-term will be to our existing customers, we expect to invest in our sales and marketing to broaden our reach with new residential customers in the U.S. and customers in Europe.
Inflation.   We are seeing an increase in overall operating and other costs as the result of higher inflation rates. Principal factors contributing to our inflationary pressures include supply chain disruptions and challenges. In particular, we are experiencing an increase in freight costs and supply chain constraints, consequences associated with COVID-19 and trade tariffs imposed on certain products from China, which may put pressure on our operating margins and increase our costs. To address the possibility of rising inflation, some of our contracts include certain provisions that mitigate inflation risk. To date, inflation has not had a material impact on our results of operations.
Interest rate increases for both short-term and long-term debt have increased sharply. Although our outstanding debt mostly bears fixed interest rates, as we refinance it, or borrow additional amounts, we may incur additional interest expense versus expiring loans.
Managing our Supply Chain.   We rely on contract manufacturers and suppliers to produce our components. We have seen supply chain challenges and logistics constraints increase, including component shortages, which have, in certain cases, caused delays in critical components and inventory, longer lead times, and have resulted in increased costs. We believe these supply chain challenges may persist throughout 2023. Our ability to grow depends, in part, on the ability of our contract manufacturers and suppliers to provide high quality services and deliver components and finished products on time and at reasonable costs. While we are working to diversify our supply chain, some of our suppliers and contract manufacturers are sole-source suppliers. Our concentration of suppliers could lead to supply shortages, long lead times for components and supply changes. Much of our supply chain originates in Thailand, China and the Philippines. In the event we are unable to mitigate the impact of delays and/or price increases in raw materials, electronic components and freight, it could delay the manufacturing and installation of our products, which would adversely impact our cash flows and results of operations, including revenue and gross margin. Supply chain constraints led to an increase in our backlog from $15 million as of December 31, 2021 to $56 million as of September 30, 2022, which reduced potential revenues and profitability during the nine months ended September 30, 2022.
Components of Consolidated Statements of Operations
Revenue, net
Our primary source of revenue is the sale of our hardware products. Our hardware products are fully functional at the time of shipment and do not require modification or customization for customers to use the products. We sell our products primarily to distributors that resell our products to end users. Distributors do not have general rights of return and generally order goods for immediate resale to end customers. We use present right to payment and transfer of title as indicators to determine the transfer of control to the customer which occur at a point in time, upon shipment to the distributor. Upon shipment, we satisfy our performance obligation and recognize revenue. We deduct sales returns to arrive at revenue, net. Sales tax and other similar taxes are excluded from revenues. We have made the election to account for shipping and handling as activities to fulfill the promise to transfer the product and as such we record amounts charged to customers for shipping and handling as revenue and the related costs are included in cost of revenues.
Sales of our hardware products include our web-based monitoring service which represents a separate performance obligation. Monitoring service revenue represented less than 1% of the total revenue, net in each of the years ended December 31, 2021 and 2020 and the nine months ended September 30, 2022 and 2021. The allocation of revenue between the hardware and monitoring service deliverables is based on our best estimate of the standalone selling price determined by considering multiple factors, including internal costs, gross margin and historical selling practices. Revenue from the monitoring service is recognized ratably as the services are performed over the period of the monitoring service, up to 20 years.
Our revenue is affected by changes in the volume and average selling prices of our solutions and related accessories, supply and demand, sales incentives, and competitive product offerings. Our revenue growth is dependent on our ability to compete effectively in the marketplace by remaining cost competitive, developing and introducing new products that meet the changing technology and performance requirements of our customers, the diversification and expansion of our revenue base, and our ability to market our products in a manner that increases awareness for our products and differentiates us in the marketplace.
Cost of Revenue and Gross Profit
Our cost of revenues consists primarily of product costs, warranty costs, and logistics costs, as well as change in inventory reserve, shipping and handling costs, hosting service costs related to the monitoring service, and depreciation and amortization of manufacturing test equipment. We outsource our manufacturing to third-party manufacturers and negotiate product pricing on a quarterly basis. Our product costs are affected by technological innovations, such as advances in semiconductor integration and new product introductions, economies of scale resulting in lower component costs, and improvements in production processes and automation.
During 2021, supply chain challenges and an increase in demand for our products, resulted in increased use of expedited ocean freight as well as air freight to deliver our products to our customers in a timely manner. In addition, during 2022 we saw increased demand for our products in Europe due to significant spikes in electricity costs, due in part to the invasion of Ukraine by Russia. As a result of the supply chain challenges and increases in demand that we faced during 2022 and 2021, the levels of our finished goods inventories required to support our growth were reduced. Therefore, a higher than historically normal percentage of our products were delivered through expedited ocean freight and air freight. In absence of additional COVID-19 related shutdowns that occurred in 2022 and 2021, we expect inventory levels in 2023 to return to those historically required to support our growing business.
Key components of our logistics supply channel consist of third-party distribution centers in the U.S., Europe, and China. Finished goods are either shipped to our customers directly from our contract manufacturers or shipped to third-party distribution centers and then, finally, shipped to our customers.
Gross profit may vary from period-to-period and is primarily affected by our average selling prices, product cost, product mix, customer mix, warranty costs and freight costs.
Operating Expenses
Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories and include salaries, benefits, payroll taxes, sales commissions, incentive compensation and stock-based compensation.
Research and development expense primarily consistent of personnel-related expenses and facility-related expenses. Research and development employees are primarily engaged in the design and development of our MLPE and EI solutions. We devote substantial resources to research and development programs that focus on enhancements to, and cost efficiencies in, our existing products or services and timely development of new products and services that utilize technological innovation to drive down product costs, improve functionality and enhance reliability. We intend to continue to invest appropriate resources in our research and development efforts because we believe they are critical to maintaining our competitive position.
Sales and marketing expense consist primarily of personnel-related expenses, as well as advertising, travel, trade shows, marketing, customer support and other indirect costs. We expect to continue to make the necessary investments to enable us to execute our strategy to increase our market penetration geographically and enter into new markets by expanding our customer base of distributors, large installers, OEMs and strategic partners. We currently offer solutions targeting customers across the globe in the residential, commercial and utility markets. We have a worldwide footprint and have product installations in over 100 countries on all seven continents. We expect to continue to expand the geographic reach of our product offerings and explore new sales channels in addressable markets in the future.
General and administrative expense consist primarily of personnel-related expenses for our executive, finance, human resources, information technology and legal organizations, facilities costs, and fees for professional services. Fees for professional services consist primarily of outside legal, accounting and information technology consulting costs.
Interest and Other Expenses, Net
Interest and other expenses, net, primarily consist of interest expense and fees under our convertible notes and term loans, non-cash interest expense related to the accretion of debt discount and amortization of deferred financing costs, and non-cash charge recognized for the change in fair value of our convertible notes embedded derivative, and convertible preferred stock warrants and losses or gains on debt extinguishment. Other expense, net also includes interest income on our cash balances, and accrued interest on tariffs previously paid and approved for refund.
Income Tax Expense
We are subject to income taxes in the countries where we sell our products. Historically, we have primarily been subject to taxation in the U.S. because of our sales to customers in the U.S. As we have expanded the sale of products to customers outside the U.S., we have become subject to taxation based on the foreign statutory rates in the countries where these sales took place. As sales in foreign jurisdictions increase in the future, our effective tax rate may fluctuate accordingly.
Due to our accumulated net losses, no other income tax provision or benefit has been recorded.
Foreign Currency Transactions
Although our revenues are generated in U.S. dollars, our operating expenses are generally denominated in the currencies in which are operations are located. Accordingly, a portion of our operating expenses are incurred in New Israeli Shekels (primarily related to payroll), the Euro and, to a lesser extent, the Yuan. These expenses are remeasured using average exchange rates in effect during the period. To date, remeasurement gains and losses have not been material to our consolidated financial statements and we have not engaged in foreign currency hedging transactions.
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
The following table sets forth a summary of our consolidated statements of operations for the periods presented:
	Year Ended December 31,
	2021	2020
	(in thousands)
Revenue, net	$43,642	$33,289
Cost of revenue	31,003	22,751
Gross profit	12,639	10,538
Operating expenses:
Research and development	5,763	4,064
Sales and marketing	7,571	4,445
General and administrative	3,019	2,745
Total operating expenses	16,353	11,254
Loss from operations	(3,714)	(716)

	Year Ended December 31,
	2021	2020
	(in thousands)
Interest and other expenses (income):
Change in fair value of preferred stock warrant liability	192	(155)
Change in fair value of derivative liability	68	526
Gain on debt extinguishment	(1,801)	(605)
Interest expense	2,506	5,529
Other expense (income), net	(16)	163
Total interest and other expenses, net	949	5,458
Loss before income tax expense	(4,663)	(6,174)
Income tax expense	200	23
Net loss	$(4,863)	$(6,197)

Revenue, net
	Year Ended December 31,		Change in
	2021	2020	$	%
	(In thousands, except percentages)
Revenue, net	$43,642	$33,289	$10,353	31%
Revenue, net increased by 31%, or approximately $10.4 million, for the year ended December 31, 2021, as compared to the same period in 2020, primarily due to higher sales volumes as a result of increased acceptance of our MLPE products in the marketplace and increased marketing effort. The increase in revenue, net was also, in part, driven by an increase in revenue, net in the United States by 71%, or approximately $8.5 million, primarily due to increased demand for our rapid shutdown technology.
Cost of Revenues and Gross Profit
	Year Ended December 31,		Change in
	2021	2020	$	%
	(In thousands, except percentages)
Cost of revenue	$31,003	$22,751	$8,252	36%
Gross profit	12,639	10,538	2,101	20%
Gross margin	29%	32%
Cost of revenue increased by 36%, or approximately $8.3 million, for the year ended December 31, 2021, as compared to the same period in 2020, primarily due to a $6.6 million increase in product costs related to higher sales volumes, a $1.3 million increase in freight expenses and a $0.2 million increase in warranty expenses.
Gross margin decreased by 3% percentage points for the year ended December 31, 2021, as compared to the same period in 2020. The decrease in gross margin was primarily attributable to an increase in freight expenses during 2021 as a result of our increased use of expedited ocean freight and air freight due to lower inventory levels.

Research and Development
	Year Ended December 31,		Change in
	2021	2020	$	%
	(In thousands, except percentages)
Research and development	$5,763	$4,064	$1,699	42%
Percentage of revenue, net	13%	12%
Research and development expense increased by 42%, or approximately $1.7 million, for the year ended December 31, 2021, as compared to the same period in 2020. The increase was primarily due to higher personnel costs as a result of increased headcount. The amount of research and development expenses may fluctuate from period to period due to differing levels and stages of development activity.
Sales and Marketing
	Year Ended December 31,		Change in
	2021	2020	$	%
	(In thousands, except percentages)
Sales and marketing	$7,571	$4,445	$3,126	70%
Percentage of revenue, net	17%	13%
Sales and marketing expense increased by 70%, or approximately $3.1 million, for the year ended December 31, 2021 as compared to the same period in 2020. The increase was primarily due to higher personnel costs as a result of increased headcount.
General and Administrative
	Year Ended December 31,		Change in
	2021	2020	$	%
	(In thousands, except percentages)
General and administrative	$3,019	$2,745	$274	10%
Percentage of revenue, net	7%	8%
General and administrative expense increased by 10%, or approximately $0.3 million, for the year ended December 31, 2021, as compared to the same period in 2020. The increase was primarily due to an increase in outside accounting services and consulting expenses.
Interest and Other Expenses, Net
	Year Ended December 31,		Change in
	2021	2020	$	%
	(In thousands, except percentages)
Change in fair value of preferred stock warrant liability	$192	$(155)	$347	224%
Change in fair value of derivative liability	68	526	(458)	(87)%
Gain on debt extinguishment	(1,801)	(605)	(1,196)	198%
Interest expense	2,506	5,529	(3,023)	(55)%
Other (income) expense, net	(16)	163	(179)	(110)%
Total interest and other expenses, net	$949	$5,458	$(4,509)	(83)%
Change in fair value of preferred stock warrant liability decreased by approximately $0.3 million for the year ended December 31, 2021, as compared to the same period in 2020. The gain during the year ended December 31, 2020 was due to the decrease in the price of the Series C convertible preferred stock. The loss during the year ended December 31, 2021 was due to the increase in the price of the Series C convertible preferred stock.

Change in fair value of derivative liability decreased by approximately $0.5 million for the year ended December 31, 2021, compared to the same period in 2020. The decrease is attributable to conversion of the convertible notes during the first quarter of 2021.
Gain on debt extinguishment for the year ended December 31, 2021 related to the forgiveness of the principal and accrued interest outstanding under the PPP Loan. Gain on debt extinguishment during the year ended December 31, 2020 related to the exchange of certain convertible notes prior to their maturity which was accounted for a deemed extinguishment.
Interest expense of $2.5 million for the year ended December 31, 2021 primarily includes $1.4 million related to the amortization of debt issuance costs and $1.1 million in interest expense primarily related to our Senior Bonds and Convertible Note (as defined below). Interest expense of $5.5 million for the year ended December 31, 2020 consists of $4.6 million in interest expense incurred on our Senior Bonds, Convertible Note and Term Loan (as defined below) and $0.9 million related to the amortization of debt issuance costs.
Other (income) expense, net increased an insignificant amount for the year ended December 31, 2021 compared to the same period in 2020.
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021
The following table sets forth a summary of our unaudited consolidated statements of operations for the periods presented:
	Nine Months Ended September 30,
	2022	2021
	(in thousands)
Revenue, net	$50,382	$36,576
Cost of revenue	35,579	25,162
Gross profit	14,803	11,414
Operating expenses:
Research and development	4,476	4,151
Sales and marketing	7,348	5,313
General and administrative	6,034	2,064
Total operating expenses	17,858	11,528
Loss from operations	(3,055)	(114)
Interest and other expenses (income)
Change in fair value of preferred stock warrant liability	(37)	121
Change in fair value of derivative liability	—	68
Loss (gain) on debt extinguishment	3,613	(900)
Interest expense	1,241	1,995
Other expense, net	68	30
Total interest and other expenses, net	4,885	1,314
Loss before income tax expense	(7,940)	(1,428)
Income tax expense	—	—
Net loss	$(7,940)	$(1,428)

Revenue, net
	Nine Months Ended September 30,		Change in
	2022	2021	$	%
	(In thousands, except percentages)
Revenue, net	$50,382	$36,576	$13,806	38%
Revenue, net increased by 38%, or approximately $13.8 million, for the nine months ended September 30, 2022, as compared to the same period in 2021, primarily due to higher sales volumes associated with our MLPE products, particularly in the European market where geopolitical events have driven an increased interest in solar panel installations.
Cost of Revenue and Gross Profit
	Nine Months Ended September 30,		Change in
	2022	2021	$	%
	(In thousands, except percentages)
Cost of revenue	$35,579	$25,162	$10,417	41%
Gross profit	14,803	11,414	3,389	30%
Gross margin	29%	31%
Cost of revenue increased by 41%, or approximately $10.4 million, for the nine months ended September 30, 2022, as compared to the same period in 2021, primarily due to higher sales volumes.
Gross margin decreased by 2% for the nine months ended September 30, 2022, as compared to the same period in 2021. The decrease in gross margin was primarily attributable to higher input costs for components needed to manufacture our products and freight expenses with both due to inflationary pressures and supply chain challenges.
Research and Development
	Nine Months Ended September 30,		Change in
	2022	2021	$	%
	(In thousands, except percentages)
Research and development	$4,476	$4,151	$325	8%
Percentage of revenue, net	9%	11%
Research and development expense increased by 8%, or approximately $0.3 million, for the nine months ended September 30, 2022, as compared to the same period in 2021. The increase was primarily due to increased expenses from headcount increases. The amount of research and development expenses may fluctuate from period to period due to differing levels and stages of development activity.
Sales and Marketing
	Nine Months Ended September 30,		Change in
	2022	2021	$	%
	(In thousands, except percentages)
Sales and marketing	$7,348	$5,313	$2,035	38%
Percentage of revenue, net	15%	15%
Sales and marketing expense increased by 38%, or approximately $2.0 million, for the nine months ended September 30, 2022 as compared to the same period in 2021. The increase was primarily due to increased expenses from headcount increases and related recruitment costs.

General and Administrative
	Nine Months Ended September 30,		Change in
	2022	2021	$	%
	(In thousands, except percentages)
General and administrative	$6,034	$2,064	$3,970	192%
Percentage of revenue, net	12%	6%
General and administrative expense increased by 192%, or approximately $4.0 million, for the nine months ended September 30, 2022, as compared to the same period in 2021. The increase was primarily due to $2.0 million in expenses related to discussions and negotiations with various parties with respect to potential de-SPAC agreements and increased payroll expenses due to an increase in headcount.
Interest and Other Expenses, Net
	Nine Months Ended September 30,		Change in
	2022	2021	$	%
	(In thousands, except percentages)
Change in fair value of preferred stock warrant liability	$(37)	$121	$(158)	-131%
Change in fair value of derivative liability	—	68	(68)	(100)%
Loss (gain) on debt extinguishment	3,613	(900)	4,513	501%
Interest expense	1,241	1,995	(754)	(38)%
Other expense, net	68	30	38	127%
Total interest and other expenses, net	$4,885	$1,314	$3,571	272%
Change in fair value of preferred stock warrant liability decreased by approximately $0.2 million for the nine months ended September 30, 2022, as compared to the same period in 2021. This change was primarily driven by the loss during the nine months ended September 30, 2021 due to the increase in the price of the Series C convertible preferred stock.
Change in fair value of derivative liability decreased by approximately $0.1 million for the nine months ended September 30, 2022, as compared to the same period in 2021 as a result of derecognizing the derivative liability upon conversion of the convertible notes into shares of Series D convertible preferred stock.
The loss on debt extinguishment of $3.6 million for the nine months ended September 30, 2022 is primarily related to the repayment of our Senior Bonds. The gain on debt extinguishment of $0.9 million for the nine months ended September 30, 2021 is primarily related to the forgiveness of the principal and accrued interest outstanding under the PPP Loan.
Interest expense of $1.2 million for the nine months ended September 30, 2022 primarily includes $0.2 million related to the amortization of debt issuance costs and $1.0 million in interest expense on our Series 2022-1 Notes (as defined below). Interest expense of $2.0 million for the nine months ended September 30, 2021 primarily includes $1.4 million related to the amortization of debt issuance costs and $0.6 million in interest expense.
Other expense, net increased an insignificant amount for the nine months ended September 30, 2022 compared to the same period in 2021.
Non-GAAP Financial Measures
The non-GAAP financial measures below have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, adjusted EBITDA and adjusted EBITDA less capital expenditures should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.
Our management uses these non-GAAP financial measures, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (i) monitor and evaluate the performance of our business operations and financial performance; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels; (iv) review and assess the operating performance of our management team; (v) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (vi) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.
Adjusted EBITDA
We define adjusted EBITDA, a non-GAAP financial measure, as net earnings (loss) before interest and other expenses, net, income tax expense, depreciation and amortization, as adjusted to exclude stock-based compensation and merger and acquisition expenses (“M&A expenses”). We utilize adjusted EBITDA as an internal performance measure in the management of our operations because we believe the exclusion of these non-cash and non-recurring charges allow for a more relevant comparison of our results of operations to other companies in our industry. Adjusted EBITDA should not be viewed as a substitute for net loss calculated in accordance with GAAP, and other companies may define adjusted EBITDA differently.
The following table provides a reconciliation of adjusted EBITDA to net loss for the periods presented:
	Nine Months Ended September 30,		Year Ended December 31,		Three Months Ended
	2022	2021	2021	2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
	(In thousands)
Net (Loss) Income	$(7,940)	$(1,428)	$(4,863)	$(6,197)	646	(244)	(1,710)	(3,555)	(5,697)	178	(2,421)
Adjustments:
Interest and other expenses, net	4,885	1,314	949	5,458	172	580	442	(245)	4,125	432	328
Income tax expense	—	—	200	23	—	—	—	200	—	—	—
Depreciation and amortization	404	318	419	625	112	114	178	15	116	117	172
Stock based-compensation	393	78	179	105	26	26	26	101	26	26	341
M&A expenses	2,000	—	—	—	—	—	—	—	—	—	2000
Adjusted EBITDA	(258)	282	(3,116)	14	956	476	(1,064)	(3,484)	(1,430)	753	420
Adjusted EBITDA Margin
We define adjusted EBITDA margin, a non-GAAP financial measure, expressed as a percentage, as the ratio of adjusted EBITDA to revenue. Adjusted EBITDA margin measures net earnings (loss) before interest and other expenses, net, income tax expense, depreciation and amortization, as adjusted to exclude stock-based compensation and M&A expenses and is expressed as a percentage of revenue. We utilize adjusted EBITDA margin as an internal performance measure in the management of our operations because we believe the exclusion of these non-cash and non-recurring charges allow for a more relevant comparison of our results of operations to other companies in our industry.

The following table sets forth our calculations of adjusted EBITDA margin for the periods presented:
	Nine Months Ended September 30,		Year Ended December 31,		Three Months Ended
	2022	2021	2021	2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
	(In thousands except percentages)
Numerator: adjusted EBITDA	$(258)	$282	$(3,116)	$14	$956	$476	$(1,064)	$(3,484)	$(1,430)	$753	$420
Denominator: revenue	$50,382	$36,576	$43,642	$33,289	$12,515	$13,326	$10,735	$7,066	$9,919	$17,639	$22,825
Ratio of adjusted EBITDA to revenue	(0.5)%	0.8%	(7.1)%	0.0%	7.6%	3.6%	(9.9)%	(49.3)%	(14.4)%	4.3%	1.8%
Quarterly Financial Information
The following table sets forth our results of operations on a quarterly basis from January 1, 2021 to September 30, 2022:
	Three Months Ended
(In thousands except percentages)	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
Bookings	$8,642	$10,075	$9,739	$10,573	$15,340	$39,692	$36,781
Revenue, net	12,515	13,326	10,735	7,066	9,919	17,639	22,825
Gross profit	4,076	4,264	3,074	1,224	2,683	5,531	6,589
Gross margin	32.6%	32.0%	28.6%	17.3%	27.1%	31.4%	28.9%
Operating income (loss)	690	379	(1,184)	(3,600)	(1,592)	629	(2,092)
Net income (loss)	646	(244)	(1,710)	(3,555)	(5,697)	178	(2,421)
Adjusted EBITDA	956	476	(1,064)	(3,484)	(1,430)	753	420
Adjusted EBITDA Margin	7.6%	3.6%	(9.9)%	(49.3)%	(14.4)%	4.3%	1.8%
Liquidity and Capital Resources
Sources of Liquidity
As of September 30, 2022, our principal sources of liquidity were cash, restricted cash and accounts receivable of $58.0 million.
Since inception, we have financed our operations primarily through financing transactions such as the issuance of convertible promissory notes and loans, and sales of convertible preferred stock. As of September 30, 2022, we had an accumulated deficit of $63.1 million. Management closely monitors expenditures and is focused on obtaining new customers and continuing to develop our products. Cash from operations and our liquidity could also be affected by various risks and uncertainties, including, but not limited to, economic concerns related to inflation or the supply chain, the effects of the COVID-19 pandemic, including timing of cash collections from customers and other risks detailed in the section of this proxy statement/prospectus entitled “Risk Factors.”
We estimate that we will not require additional financing to meet our obligations and execute our business plan over the next 12 months. However, there can be no assurance that we will not require additional financing or that future financing can obtain these funds on acceptable terms or at all or that we can maintain or increase our current revenues.
Our future capital requirements will depend on many factors, including the revenue growth rate, the success of future product development and capital investment required, and the timing and extent of spending to support further sales and marketing and research and development efforts. In addition, we expect to incur additional costs as a result of operating as a public company. In the event that additional financing is required from outside sources, we cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.
Cash Flows
The following table summarizes our cash flows for the periods presented:
	Nine Months Ended September 30,		Year Ended December 31,
	2022	2021	2021	2020
	(In thousands)
Net cash used in operating activities	$(13,248)	$(4,003)	$(4,990)	$(7,137)
Net cash used in investing activities	(662)	(224)	(323)	(273)
Net cash provided by financing activities	49,987	9,281	7,297	11,509
Net increase in cash and restricted cash	36,077	5,054	1,984	4,099
Cash Flows Used in Operating Activities
Net cash used in operating activities increased by $9.2 million for the nine months ended September 30, 2022, as compared to the same period in 2021 resulting primarily from our net loss of $7.9 million. The use of cash was partially offset by $4.8 million of non-cash items, such as depreciation and amortization, change in fair value of preferred stock warrant liability, non-cash interest expense, stock-based compensation and loss on debt extinguishment. The net cash outflow increase of $6.6 million from changes in our operating assets and liabilities was primarily due to an increase in accounts receivable of $7.4 million, as a result of higher sales and increase in inventory of $0.4 million due to higher prepayments in inventory, an increase in prepaid expenses of $4.3 million due to higher prepayments of inventory, and offset by an increase in accounts payable of $5.4 million primarily related to an increase in payments due to our contract manufacturers in relation to higher revenues in 2022.
Net cash used in operating activities decreased by $2.1 million for the year ended December 31, 2021, as compared to the same period in 2020 resulting primarily from a decrease in our net loss by $1.3 million. The use of cash was partially offset by $0.5 million of non-cash items, such as depreciation and amortization, change in fair value of preferred stock warrant liability, non-cash interest expense, stock-based compensation and gain on debt extinguishment.
Cash Flows Used in Investing Activities
Net cash used investing activities increased by $0.4 million for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021, due to normal course of business purchases of property and equipment. During each of the nine months ended September 30, 2022, and September 30, 2021, net cash used in investing activities consisted exclusively of purchases of property, plant and equipment.
Net cash used in investing activities increased nominally by $0.1 million for the year ended December 31, 2021, compared to the year ended December 31, 2020, due to normal course of business purchases of property and equipment. During each of the years ended December 31, 2021, and 2020, net cash used in investing activities consisted exclusively of purchases of property, plant and equipment.
Cash Flows Provided by Financing Activities
Net cash provided by financing activities increased by $40.7 million for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021, primarily due to proceeds of $41.0 million from the sale of Series E convertible preferred stock and $25.0 million in proceeds from our Series 2022-1 Notes. The cash provided was partially offset by $10.0 million in principal payments on our

Senior Bonds, $3.5 million in financing cost payments primarily related to lender fees, and $2.5 million in principal payments on our Series 2022-1 Notes.
Net cash provided by financing activities decreased $4.2 million in the year ended December 31, 2021 compared to the same period in 2020. This was primarily attributable to proceeds from the sales of Series D convertible preferred stock and proceeds from the PPP loan during the period compared to the proceeds from the Senior Bonds, promissory notes and sale of Series C-1 convertible preferred stock in the prior year, partially offset by the repayment of the Senior Bonds.
Current Indebtedness
As of September 30, 2022, our long-term debt consisted of the following:
As of September 30, 2022
(In thousands)
Series 2022-1 Notes	$22,500
Less: unamortized debt discounts and issuance costs	(242)
Less: current portion	(10,000)
Long-term debt; net of unamortized debt discount and current portion	$12,258
Series 2022-1 Notes.   On January 18, 2022, we issued senior notes in the principal amount of $25.0 million at a fixed interest rate of 5.5% per year (“Series 2022-1 Notes”). Interest-only payments were due through July 2022; thereafter, 30 monthly payments of equal principal plus accrued interest were due through maturity in January 2025. The Series 2022-1 Notes were secured by our intellectual property, amounts held in reserve funds presented as restricted cash on the accompanying condensed consolidated balance sheets and substantially all of our assets comprising the Trust Estate, as defined in the Trustee Servicing Agreement. The Series 2022-1 Notes contained customary affirmative and negative covenants that included, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments, and transactions with our affiliates, as well as maintaining minimum liquidity at all times, maintaining minimum EBITDA or an asset coverage ratio on a quarterly basis. We were in compliance with the covenants as of September 30, 2022. Concurrently with this transaction, we repaid in full the existing Senior Bonds (as defined below) in the amount of $9.3 million. We accounted for this transaction as a debt extinguishment and wrote off $0.5 million of unamortized debt issuance costs related to the previously outstanding Senior Bonds and expensed lender fees of $3.1 million which are recorded as loss on debt extinguishment on the unaudited condensed consolidated statement of operations.
In connection with the Series 2022-1 Notes, we incurred issuance costs of $0.4 million, which were deferred and are being amortized to interest expense over the three-year term of the Senior Bonds using the effective interest method. The effective interest rate is 6.41%.
Historical Indebtedness
Senior Bonds.   In March 2020, we issued unregistered bonds in the aggregate principal amount of $20.0 million (“Senior Bonds”). Outstanding borrowings under the Senior Bonds bore interest at the rate of 5.7% per year. Interest-only payments were due through September 2020; thereafter, 30 monthly payments of equal principal plus accrued interest were due through maturity in March 2023. The Senior Bonds were secured by our intellectual property, an insurance policy issued in the maximum amount of $20.0 million, amounts held in reserve funds presented as restricted cash on the accompanying condensed consolidated balance sheets and substantially all of our assets comprising the Trust Estate, as defined in the Trustee Servicing Agreement. In connection with the Senior Bonds, we incurred issuance costs of $3.3 million, which were deferred and were amortized to interest expense over the three-year term of the Senior Bonds using the effective interest method. In January 2022, we repaid the Senior Bonds in full with the proceeds from the Series 2022-1 Notes and wrote off $0.5 million of unamortized debt issuance costs related to the previously outstanding Senior Bonds which is included in loss on debt extinguishment on the unaudited condensed consolidated statement of operations.

Term Loan.   In February 2018, we entered into a loan and security agreement, as amended, with a financial institution which provided for a term note of $10.0 million (“Term Loan”). The Term Loan initially required interest-only payments through August 2018, followed by 42 equal payments of principal, plus monthly payments of accrued interest through the maturity date in February 2022. In September 2019, we received a Notice of Default for failing to fully repay all obligations due to an event of default with certain covenants that remained uncured and, as a result, we were charged the default interest rate which equaled 12.5% as of December 31, 2019. In connection with the Term Loan, we incurred loan issuance costs of $1.6 million which were recorded as a debt discount and was being amortized to interest expense using the effective interest method over the term of the loan. As a result of the event of default, the remaining unamortized portion of the debt discount was recorded to interest expense in September 2019 when the outstanding borrowings became due. In March 2020, the Term Loan was paid in full.
Promissory Notes.   In April 2019, we borrowed $1.0 million from a stockholder under a promissory note (“April 2019 Promissory Note”) which had a maturity date in April 2020. Outstanding borrowings under the April 2019 Promissory Note bore interest at a rate of 13% per year. In May 2019, the April 2019 Promissory Note was exchanged for a convertible note with the same stockholder.
In January 2020, we borrowed $1.2 million from a stockholder under a promissory note (“2020 Promissory Note”) which was due on demand. Outstanding borrowings under the 2020 Promissory Note bore interest at a rate of 13% per year. In January 2020, the 2020 Promissory Note was exchanged for a convertible note with the same stockholder.
Convertible Notes.   In May 2019, we entered into convertible promissory note agreements (“May 2019 Convertible Notes”) with various stockholders in exchange for cash of $1.0 million and the unpaid principal and accrued interest related to the April 2019 Promissory Note totaling $1.0 million. Outstanding borrowings under the May 2019 Convertible Notes bore interest at the rate of 13% per year and were due upon the earlier of May 2020, a change in control or upon a qualified financing event. Under the terms of the May 2019 Convertible Notes, if we undergo a change in control, an amount equal to four times the amount otherwise due will be owed. In connection with the May 2019 Convertible Notes, we incurred loan issuance costs of $24,116 which were recorded as a debt discount and was being amortized to interest expense using the effective interest method over the term of the loan.
In July 2019, we entered into a convertible promissory note agreement (“July 2019 Convertible Note” and, together with the May 2019 Convertible Notes, the “2019 Convertible Notes”) with a stockholder for total borrowings of $0.2 million. Outstanding borrowings under the July 2019 Note bore interest at the rate of 13% per year and were due upon the earlier of July 2020, a change in control or upon a qualified financing event. Under the terms of the July 2019 Convertible Note, if we undergo a change in control, an amount equal to four times the amount otherwise due will be owed.
The 2019 Convertible Notes include a redemption option whereby in the event of a qualified equity financing, we have the option to convert the notes into shares sold in the qualified equity financing at a conversion price that is 60% of the price per share of the qualified equity financing. The redemption options were bifurcated and accounted for as derivatives. Upon recognition, we recorded the redemption options at fair value and associated debt discount of $1.4 million.
In January 2020, we entered into convertible promissory note agreements (“Convertible Notes”) with various stockholders in exchange for cash of $0.7 million and the unpaid principal and accrued interest related to the 2019 Convertible Notes and 2020 Promissory Note totaling $3.6 million. Outstanding borrowings under the Convertible Notes bear interest at the rate of 13% per year during the first 12 months and then 18% per year thereafter. The Convertible Notes are due upon the earlier of January 2021, a change in control or upon a qualified financing event. Under the terms of the Convertible Notes, if we undergo a change in control, an amount equal to five times the amount otherwise due will be owed. The Convertible Notes include a redemption option whereby in the event of a qualified equity financing, we have the option to convert the notes into shares sold in the qualified equity financing at a conversion price that is 60% of the price per share of the qualified equity financing. The redemption options were bifurcated and accounted for as derivatives. Upon recognition, we recorded the redemption options at fair value and associated debt discount of $2.2 million.

Since the 2019 Convertible Notes were exchanged prior to their maturity, we accounted for certain instruments as a deemed extinguishment and wrote off $0.5 million of unamortized debt discount and $1.1 million associated with the redemption option. The net amount of $0.6 million is recorded as a gain on debt extinguishment in the accompanying consolidated statement of operations during the year ended December 31, 2020.
In connection with the Convertible Notes, we issued the note holders warrants with a fair value of $0.2 million, which was recorded as a discount to the loan, to purchase up to 8,208,682 shares of our common stock with an exercise price of $0.5167 per share. The warrants are exercisable immediately and expire in January 2027. The debt issuance cost and debt discount are being amortized to interest expense over the one-year term of the Convertible Notes using the effective interest method.
Payment Protection Program.   In April 2020, we entered into a promissory note evidencing an unsecured loan in the amount of $0.9 million (“PPP Loan”) made to us under the Paycheck Protection Program (“PPP”). The PPP was established under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). Subject to the terms of the PPP Loan, outstanding borrowings under the PPP Loan bear interest at a fixed rate of 1% per year, with the first six months of interest deferred. Principal and interest are payable monthly commencing on the first day of the next month after the expiration of the initial six-month deferment period and may be prepaid by us at any time prior to maturity without penalty. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loans granted under the PPP, with such forgiveness to be determined, subject to limitations, based on the use of loan proceeds for payment of permitted and eligible payroll costs, mortgage interest, rent and utilities. Interest payable on the PPP Loan may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the PPP Loan. As of December 31, 2020, $0.7 million was classified as a short-term obligation and the remaining $0.2 million was classified as a long-term obligation. On March 24, 2021, we received notification that the full amount of the PPP Loan and accrued interest was forgiven. In 2021, we received an additional $0.9 million. This amount was also forgiven in 2021. A gain on extinguishment in the amount of $1.8 million was recognized in the consolidated statement of operations for the year ended December 31, 2021. Net debt issuance costs are presented as a direct reduction of our long-term debt in the consolidated balance sheets and amount to $0.6 million and $2.2 million as of December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, we recorded amortization of $1.6 million and $3.8 million, respectively, to interest expense pertaining to debt issuance costs.
Related Party Transactions
Convertible Promissory Notes and Series C-1 Convertible Preferred Stock
Our 2019 Convertible Notes and Convertible Notes, and Series C-1 convertible preferred stock, each as described above, were issued to certain of our existing stockholders and investors.
Note Receivable from Related Parties and Related Party Payable
In November 2013, we adopted the 2013 Officers and Directors Stock Plan and entered into interest bearing, full recourse promissory notes from our Chief Executive Officer (“CEO”) and former directors in the aggregate principal amount of $0.6 million in exchange for the issuance of 9,327,903 shares of common stock. The promissory notes bear interest at the rate of 1.73% per year, matures in November 2022, and are collateralized by 1,532,480 shares of our Series B-4 convertible preferred stock.
On December 31, 2020, we entered into a Secured Promissory Note Cancellation Agreement to forgive the original amount of the CEO’s promissory note and associated interest totaling of $0.5 million and agreed to make an additional payment of $0.5 million for services rendered. Additionally, 1,249,644 shares of our Series B-4 held as collateral was released. As a result, we recorded a charge of $0.9 million in general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2020. At December 31, 2020, the $0.5 million of accrued compensation is presented as a related party payable on the accompanying consolidated balance sheet.
At December 31, 2021 and 2020, the outstanding principal balance on the notes receivable from the former directors was $0.1 million and $0.1 million, respectively. During each of the years ended December 31,

2021 and 2020, we recorded de minimis interest income from these promissory notes. At December 31, 2021 and 2020, the interest receivable from related parties was $0.1 million and $0.1 million, respectively.
At September 30, 2022 and 2021, the outstanding principal balance on the notes receivable from the former directors was $0.1 million and $0.1 million, respectively. During each of the nine months ended September 30, 2022 and 2021, we recorded de minimis interest income from these promissory notes. At September 30, 2022 and 2021, the interest receivable from related parties was $0.1 million and $0.1 million, respectively.
Off-Balance Sheet Arrangements
During the periods presented, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
Critical Accounting Policies
The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.
We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates due to risks and uncertainties, including uncertainty in the current economic environment due to the global impact of COVID-19, inflation, and supply chain issues. As of the date of issuance of these financial statements, we are not aware of any specific event or circumstance that would require us to update our estimates, judgments or revise the carrying value of our assets or liabilities. For a description of our significant accounting policies, see Note 3. “Summary of Significant Accounting Policies,” in our audited financial statements included elsewhere in this proxy statement/prospectus. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Revenue Recognition
On January 1, 2019 we adopted Accounting Standards Codification (“ASC”) No. 606, “Revenue from Contracts with Customers” (“ASC 606” or “Topic 606”) and applied the modified retrospective method to all contracts that were not completed as of January 1, 2019.
We determine revenue recognition through the following steps:
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identification of the contract, or contracts, with a customer;

•
identification of the performance obligations in the contract;

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determination of the transaction price;

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allocation of the transaction price to the performance obligations in the contract; and

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recognition of revenue when, or as, we satisfy performance obligations.

Revenues are recognized when control of the promised goods or services are transferred to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. We generate all of our revenues from contracts with our customers. Our primary source of revenue is generated through the sale of our hardware products to distributors.
We record upfront contract acquisition costs, such as sales commissions, to be capitalized and amortized over the estimated life of the asset. For contracts that have a duration of less than one year, we follow the

Topic 606 practical expedient and expense these costs when incurred. Commissions related to our sale of monitoring hardware and service are capitalized and amortized over the period of the associated revenue. We deduct sales returns to arrive at revenue, net. Sales tax and other similar taxes are excluded from revenues.
See Note 3. “Revenue Recognition,” of the notes to consolidated financial statements included in Part II, Item 8 of this proxy statement/prospectus for additional information related to revenue recognition.
Inventory
In accordance with FASB ASU No. 2015-11, Inventory is valued at the lower of cost or net realizable value with cost determined under the first-in, first-out (“FIFO”) method. The determination of net realizable value involves numerous judgments, including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand, pricing for our products and technological obsolescence of our products. Inventory that is obsolete, in excess of our forecasted demand or is anticipated to be sold at a loss is written down to its net realizable value based on expected demand and selling prices.
Fair Value of Financial Instruments
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amounts of our cash, cash equivalents and restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments. Equity investments with readily determinable fair value are carried at fair value based on quoted market prices or estimated based on market conditions and risks existing at each balance sheet date. Equity investments without readily determinable fair value are measured at cost less impairment and are adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer.
Product Warranties
We estimate the cost of warranty obligations based on several key estimates: the warranty period (generally 25 years from installation for defects in design, materials, workmanship and manufacture, and generally 10 years from installation for equipment to conform to specifications and drawings applicable under normal use and service), its historical experience of known product failure rates, use of materials to repair or replace defective products and parts, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should the actual experience relative to these factors differ from the estimates, we may be required to record additional warranty reserves.
Derivative Instruments
The convertible notes issued in January 2020, July 2019 and May 2019 contained embedded derivative instruments, representing contingent redemption options. The contingent redemption options met the requirements for separate accounting and were accounted for as a derivative liability and single derivative instrument for each tranche of the convertible notes. The derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in estimated fair value recognized in the accompanying consolidated statements of operations. In 2021, the convertible notes were converted into shares of Series D preferred stock in conjunction with the sale of such other shares to other investors and the derivative instruments were derecognized on such date. There are no convertible notes or derivative instruments outstanding as of December 31, 2021.
Stock-Based Compensation
We have a stock incentive plan under which incentive stock options are granted to employees and non-qualified stock options are granted to employees, investors, directors and consultants. The options granted vest over time with a specified service period, except for performance-based grants. Stock-based compensation expense related to equity awards is recognized based on the fair value of the awards granted. The fair value of our common stock underlying the awards has historically been determined by the board of directors with input from management and third-party valuation specialists, as there was no public market for our common stock. The board of directors determines the fair value of the common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, our operating and financial performance, the lack of liquidity of common stock, transactions in our preferred or common stock, and general and industry specific economic outlook, amongst other factors. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, risk-free interest rates, the expected term of the option, expected volatility, and expected dividend yield. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years. For awards with performance conditions, the related cumulative stock-based compensation expense from inception to date is recognized when it is probable that the performance condition will be achieved. We account for forfeitures as they occur.
We estimated the fair values of each option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below.
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Risk-free interest rate — The risk-free interest rate was calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as we have no history of, nor plans to distribute, dividend payments.

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Expected term — The expected term of employee options with service-based vesting is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (“SAB”) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to our lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term

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Expected volatility — The expected stock price volatility for our stock was determined by examining the historical volatilities of our industry peers as we did not have any trading history of our common stock.

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Expected dividend yield — The dividend yield assumption is zero as we have no history of, nor plans to distribute, dividend payments.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees are as follows:
	Year Ended December 31,
	2021	2020
Expected volatility	55.76%	57.48%
Risk-free interest rate	1.12%	0.50%
Expected life (in years)	6.61	6.48
Expected dividend yield	0%	0%
As our common stock has not historically been publicly traded, its board of directors periodically estimated the fair value of our common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Impairment of Long-Lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost amount or fair value less cost to sell. No impairment losses were identified in 2021 or 2020.

Convertible Preferred Stock Warrants
Freestanding warrants to purchase our convertible preferred stock are classified as liabilities on the accompanying consolidated balance sheets. The convertible preferred stock warrants are recorded as liabilities because the underlying shares of convertible preferred stock are contingently redeemable upon a deemed liquidation event. The warrants are recorded at estimated fair value and are subject to remeasurement at each balance sheet date and recorded in change in fair value of preferred stock warrant liability in the accompanying consolidated statements of operations.
Emerging Growth Company
We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Quantitative and Qualitative Disclosures About Market Risk
We have operations and sales worldwide, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange, credit and inflation risks.
Interest Rate Sensitivity
Our cash and cash equivalents are held primarily in cash deposits. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Additionally, changes to interest rates will impact the cost of our future borrowings. Interest rates on the convertible promissory notes and embedded convertible preferred stock warrants are fixed. Changes in prevailing interest rates could have a material impact on our results of operations. Specifically, changes in the fair value of our fixed rate convertible notes may occur during a reporting period as the value of such fixed rate instruments change compared to market rates for similar instruments.
Foreign Currency Risk
Our revenue is denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States and Italy, with an insignificant portion of expenses incurred in our wholly owned subsidiaries in Israel and China in their local currencies.
We do not enter into derivative financial instruments for trading or speculative purposes. We did not enter into any foreign currency forward contracts during 2021 and 2020. Any foreign currency forward contracts entered in the future are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or current liabilities, and gains and losses resulting from changes in the fair value are reported in other income (expense), net, in the accompanying consolidated statements of operations.
Credit Risk
Financial instruments that subject us to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, accounts receivable, and derivative financial instruments. We maintain a substantial portion of our cash balances in non-interest-bearing and interest-bearing marketable securities and money market accounts. The derivative financial instruments expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the arrangement. We mitigate this credit risk by transacting with major financial institutions with high credit ratings. We are not required to pledge, and are not entitled to receive, cash collateral related to these derivative instruments. We do not enter into derivative contracts for trading or speculative purposes. Our revenue, net are primarily concentrated among a limited number of customers. We monitor the financial condition of our customers and perform credit evaluations whenever considered necessary and maintain an allowance for doubtful accounts for estimated potential credit losses.
Inflation Risk
The recent increase in inflation partially contributed to the increase in the cost of our products as well as operating costs. If the cost of our products, employee costs, or other costs continue to be subject to significant inflationary pressures, such inflationary pressure may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses. Further, we may not be able to offset these increased costs through price increases. As a result, our inability to quickly respond to inflation could harm its cash flows and results of operations in the future.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE BUSINESS COMBINATION
References in this section to “we”, “our”, “us” and the “Company” generally refer to the Combined Company and its consolidated subsidiaries after giving effect to the Business Combination.
Executive Officers and Directors After the Business Combination
We anticipate that certain executive officers of Tigo will become the executive officers of the Combined Company and certain directors of Tigo will become directors of the Combined Company. The following persons are expected to serve as the Combined Company’s executive officers and directors following the Business Combination.
Name	Age	Position
Executive Officers
Zvi Alon	71	Chief Executive Officer and Director Nominee
Anita Chang	49	Chief Operating Officer
Bill Roeschlein	53	Chief Financial Officer
Jing Tian	59	Chief Growth Officer
James (JD) Dillon	51	Chief Marketing Officer
Directors
Zvi Alon	71	Chief Executive Officer and Director Nominee
Michael Splinter	72	Director Nominee
Stanley Stern	65	Director Nominee
John Wilson	38	Director Nominee
Tomer Babai	39	Director Nominee
Joan C. Conley	66	Director Nominee
Zvi Alon Upon consummation of the Business Combination, Mr. Alon will serve as the Combined Company’s CEO. Mr. Alon is also expected to serve as the Chairman of the Board of Directors of the Combined Company. Mr. Alon currently serves as the CEO of Tigo, a position he has held since December 2013, and as Chairman, a position he has held since May 2013. Mr. Alon has served as Chairman of Business Intelligence Associates, Inc., a private computer forensics and eDiscovery technology company, since 2014, and as Chairman of the California Israel Chamber of Commerce (the “CICC”), a not-for-profit, non-governmental membership-supported organization dedicated to strengthening business and trade relations between California and Israel, since 1995. Mr. Alon has had a successful business career over the last 30 years as an executive, partner, and advisor to various venture capital groups in high tech, clean tech, and real estate, including previously serving as Chairman, CEO and President of NetManage, Inc. from 1990 to until its acquisition in 2008. He is a Co-Founder of the California Israel Angels, whose investment focus is driven by opportunities that combine activities in both California and Israel. We believe that Mr. Alon is qualified to serve on the Board because of his extensive executive management experience, his specific industry knowledge and his background in high tech and clean tech companies.
Anita Chang Upon consummation of the Business Combination, Ms. Chang will serve as the Combined Company’s Chief Operating Officer. She currently serves as the Chief Operating Officer of Tigo, a position she has held since July 2020. Prior to that, Ms. Chang served as Vice President of Operations & General Manager, China, at Tigo from 2015 to 2020. She is responsible for leading Tigo’s product delivery and fulfillment obligations worldwide. She came to Tigo with more than 17 years of experience in global Sales, Engineering, Quality Assurance, Product Management and Supplier Management roles across the consumer devices, optical storage, touch solutions, and data communication industries. Previously, Ms. Chang held various leadership positions at TE Connectivity, Quanta Storage Inc., and Taiwan Video & Monitor Corp. (part of TPK group).
Bill Roeschlein Upon consummation of the Business Combination, Mr. Roeschlein will serve as the Combined Company’s Chief Financial Officer. Mr. Roeschlein is currently Chief Financial Officer of Tigo,

a position he has held since June 2022. Mr. Roeschlein previously served as Chief Financial Officer of Nanosys Inc., from June 2021 to June 2022. Before that, he served as Vice President, Finance and Chief Financial Officer of Perceptron, Inc. from January 2020 to June 2021 and as a consultant to Perceptron, Inc. from June 2021 to December 2021. Mr. Roeschlein served as Chief Financial Officer of Intermolecular, Inc. from April 2017 until December 2019 and as Vice President of Finance from August 2015 to April 2017. He brings over 30 years’ experience in the financial space. As an experienced CFO of publicly traded and pre-IPO companies, Mr. Roeschlein has demonstrated success in profit improvement and supporting revenue growth, while leading multiple M&A exits, integrations, debt financings, and public equity offerings, and has managed international operations and gained experience working with institutional, private equity and hedge fund investors to establish processes and procedures that facilitate growth.
Jing Tian Upon consummation of the Business Combination, Ms. Tian will serve as the Combined Company’s Chief Growth Officer. She has served as the Chief Growth Officer of Tigo since February 2021. Ms. Tian previously served as General Manager at Ginlong Technologies USA from April 2020 to February 2021 and as Country Manager at Shift Energy LLC from October 2018 to April 2020. Prior to that, Ms. Tian spent over five years at Trina Solar, where she served as Head of Global Marketing from May 2013 to April 2017 and as President, North American Region from April 2017 to September 2018. She has a fifteen-year track record of technical and business success at companies such as Credence, Solfocus, Shift Energy, and Trina Solar. Her past twelve years have been spent in the solar industry, focused on the profitable growth of equipment manufacturers across the PV ecosystem. She launched the TrinaSmart Module with Tigo while Trina Solar.
James (JD) Dillon Upon consummation of the Business Combination, Mr. Dillon will serve as the Combined Company’s Chief Marketing Officer, as position he has held at Tigo since November 2020. Prior to joining Tigo, Mr. Dillon served as Vice President of Marketing & Pricing at Enphase Energy a supplier of solar microinverters to the PV industry, from July 2017 to October 2020. His experience spans the U.S. Armed Forces, semiconductors, solid-state drives, solar inverters and batteries. His functional leadership has impacted pricing, new product introduction, customer experience, and communications at all levels.
Director Nominees
Michael Splinter has served as a member of Tigo’s Board since November 2013. He served as the Executive Chairman of Applied Materials from 2009 until his retirement in 2015 and was Chief Executive Officer from 2003 to 2013. Mr. Splinter is a 40-year veteran of the semiconductor industry and prior to joining Applied Materials was an executive at Intel Corporation for 20 years. Mr. Splinter has served on the board of directors of Nasdaq, Inc. (Nasdaq:NDAQ) since 2008 and as its Chairman since 2017, on the board of directors of Gogoro Inc. (Nasdaq: GGR) since 2018 and on the board of directors of Taiwan Semiconductor Manufacturing Company, Ltd. (NYSE: TSM) since 2015. We believe that Mr. Splinter is qualified to serve on the Board because of his experience leading a complex global technology business, extensive background in international public company governance at a Nasdaq-listed company and his management development, compensation and succession planning expertise.
Stanley Stern has served as a member of Tigo’s Board since 2015. Mr. Stern founded and has serviced as Managing Partner of Alnitak Capital since 2013. Mr. Stern has served as chairman of the board of directors of AudioCodes, Ltd. (Nasdaq: AUDC) since 2012, and serves as a member of the board of directors of the following public companies: Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) since 2015, and Radware Ltd. (Nasdaq: RDWR) since September 2020. Mr. Stern has previously been on the board of directors of Tucows, Inc. (Chairman), Polypid Ltd., Odimo, Inc. SodaStream International Ltd., until its sale to Pepsico in 2018, Given Imaging Ltd until its sale to Medtronic, and Fundtech Inc. until its sale to Golda Thoma. Mr. Stern previously served in various positions at Oppenheimer & Co., from 1981 to 2000 and from 2004 until 2013, including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. He also held positions at Salomon Brothers, STI Ventures and C.E. Unterberg. We believe that Mr. Stern is qualified to serve on the Board because of his extensive experience with technology-based companies in the context of his investment banking experience.
John Wilson has served as a member of Tigo’s Board since December 2020. Mr. Wilson is a founding Partner of Energy Growth Momentum LLP, a position he has held since 2017. He also holds several non-executive roles in operating companies. He currently serves on the board of directors, amongst others, of

Acoustic Data Ltd., a private oilfield technology company, since 2018, H2scan Incorporated, a private hydrogen sensor company, since 2019, and Electrical Grid Monitoring Limited, a private powerline sensor company, since 2021. Mr. Wilson previously spent over 15 years in the investment banking industry, including roles at Simmons & Company, Lime Rock Partners and First Reserve. He holds a MA Joint Honours in Economics and International Relations and a Corporate Finance Diploma (CFQ) from ICAEW and CISI. We believe that Mr. Wilson’s entrepreneurial experience as founder of Energy Growth Momentum as well as his investment banking and financial services experience provides him with expertise in the areas of corporate finance, strategic planning and finance and qualifies him to serve on the Board.
Tomer Babai has served as a member of Tigo’s Board since January 2021. Mr. Babai currently serves as Vice President at ClalTech, a global investment group that invests in growth Israeli technology companies, a position he has held since 2017. Mr. Babai served as a director or board observer on the board of directors of various technology companies such as Clal Biotechnology Industries (TASE: CBI), Otoma Ltd, Gett and others. Prior to that, he served as a Senior Analyst at Clal Industries Ltd and worked as a senior consultant at PricewaterhouseCoopers (PwC) in its consulting services, providing financial advice to leading companies on merger & acquisition, debt repayment and valuation. Mr. Babai holds a BA in Accounting and Economics and an MSc in Finance, both from the Tel Aviv University and is a graduate of Harvard Business School’s Program for Leadership Development. Mr. Babai is a CPA in Israel. We believe that Mr. Babai is qualified to service on the board because of his expertise in the areas of accounting, finance, mergers and acquisitions and capital markets.
Joan C. Conley has served as a member of Tigo’s Board since June 2021. Ms. Conley has served as a Senior Advisor on Corporate Governance & ESG Programs at Nasdaq, Inc. since January 2021, following a 22 year career at Nasdaq as Senior Vice President and Corporate Secretary, where she was responsible for the Nasdaq Global Corporate Governance Program and the Nasdaq Global Ethics and Corporate Compliance Program and the Nasdaq Educational Foundation. Ms. Conley previously worked for 16 years at NASD (now FINRA) where she held leadership roles in Compensation and Benefits as well as Human Resources. She served as Lead Independent Director on the board of directors of EJF Acquisition Corp. from February 2021 through its business combination with Pagaya (NASDAQ: PGY) in July 2022. Ms. Conley holds a BA from Dominican University and an MS from Loyola University of Chicago. We believe that Mr. Conley is qualified to serve on the Board because of her expertise in the areas of public company governance, ethics and corporate compliance as well as and environmental, social (including human capital management) and corporate governance issues affecting public companies.
Limitations on Liability and Indemnification of Officers and Directors
The Combined Company plans to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The indemnification agreements will require the Combined Company to indemnify its directors and executive officers to the fullest extent permitted by Delaware law. For more information, see “Description of the Combined Company Securities After the Business Combination — Limitations on Liability and Indemnification of Officers and Directors.”
The Combined Company plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Proposed Charter, Proposed Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
For more details regarding the related party transactions between the Company and its other anticipated executive officers and directors, see the sections entitled “Certain Relationships and Related Party Transactions.”
Corporate Governance
We will structure our corporate governance in a manner we believe will closely align our interest with those of our stockholders following the Business Combination. Notable features of this corporate governance include:

•
we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors; and

•
at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC.

Election of Officers
Each executive officer serves at the discretion of our Board and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.
Board Composition
Our Board will consist of six directors upon the Closing. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our Board. Vacancies on our Board may be filled by resolution of the Board.
Pursuant to the Merger Agreement, our Board will consist of (i) Zvi Alon, (ii) Michael Splinter, (iii) Stanley Stern, (iv) John Wilson, (v) Tomer Babai, and (vi) Joan C. Conley.
           directors will qualify as “independent directors” under Nasdaq listing rules, namely,           and           . For more details, see the section entitled “Independence of our Board of Directors.”
At any meeting of stockholders at which directors are to be elected, the number of directors elected may not exceed the greatest number of directors then in office in any class of directors. Beginning with the Combined Company’s first annual meeting of stockholders, the directors shall be elected to hold office for a term expiring at the next annual meeting of stockholders of the Combined Company and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office. Subject to the rights, if any, of the holders of any series of preferred stock to elect additional directors under circumstances specified in a preferred stock designation, directors may be elected by the stockholders only at an annual meeting of stockholders.
Our Board will be chaired by Mr. Alon. Our Board believes that combining the positions of Chief Executive Officer and Chairman helps to ensure that our Board and management act with a common purpose. In addition, our Board believes that a combined Chief Executive Officer and Chairman is better positioned to act as a bridge between management and our Board, facilitating the regular flow of information. Our Board also believes that it is advantageous to have a chairperson with significant history with and extensive knowledge of Tigo, as is the case with Mr. Alon.
Independence of our Board of Directors
Based on information provided by each director concerning his or her background, employment, and affiliations, our Board has determined that the Board will meet independence standards under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Board Committees
Upon the Closing, our Board will have three standing committees: an audit committee; a compensation committee; and a nominating and governance committee. Each of the committees will report to the Board as it deems appropriate and as the Board may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.
Audit Committee
The audit committee will provide assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will also oversee the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Our audit committee will meet the requirements for independence of audit committee members under applicable SEC and Nasdaq rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. In addition, each of           and           qualifies as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.
Our Board will adopt a new written charter for the audit committee, which will be available on our website after adoption. The information on our website is not intended to form a part of or be incorporated by reference into this registration statement, of which this proxy statement/prospect forms a part.
Compensation Committee
The compensation committee will determine our general compensation policies and the compensation provided to our officers. The compensation committee will also make recommendations to our Board regarding director compensation. In addition, the compensation committee will review and determine security-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our compensation committee will also oversee our corporate compensation programs. The following member(s) of our compensation committee will be independent, as defined under the Nasdaq listing rules, and will also satisfy Nasdaq’s additional independence standards for compensation committee members:           and           .
Our Board will adopt a new written charter for the compensation committee, which will be available on our website after adoption.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee is responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of the Board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance and reporting and making recommendations to the Board concerning corporate governance matters. The following member(s) of our nominating and corporate governance committee will be independent, as defined under the Nasdaq listing rules:           and           .
Our Board will adopt a new written charter for the nominating and corporate governance committee, which will be available on our website after adoption.
Role of Our Board of Directors in Risk Oversight
One of the key functions of our Board is informed oversight of our risk management process. Our Board will administer this oversight function directly through our Board as a whole, as well as through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board will be responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of our internal controls over financial reporting. Our nominating and corporate governance committee will be responsible for periodically evaluating our corporate governance policies and systems in light of the governance risks that we face and the adequacy of our policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors
Following the Closing, our Board will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of our employees, executive officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Conduct will be available on our website after adoption. Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on its website to the extent required by applicable rules and exchange requirements.
Corporate Governance Guidelines
Upon the Closing, we intend to adopt a set of corporate governance guidelines to provide the framework for the governance of our Board and to assist our Board in the exercise of its responsibilities. These guidelines will reflect our Board’s commitment to monitoring the effectiveness of policy and decision-making both at the board and management levels, with a view to enhancing stockholder value over the long term. The corporate governance guidelines will be available on our website.
Compensation of the Combined Company Executive Officers and Directors
Employment Agreements
Tigo intends to enter into employment agreements with certain of its executive officers that are expected to govern certain terms and conditions of such executive officers’ employment as executive officers of the Combined Company following the Business Combination. The employment agreements with Mr. Alon and Mr. Roeschlein are described under “Tigo Executive Officer and Director Compensation — Executive Officer and Director Compensation Arrangements to Be Adopted in Connection with the Business Combination — Employment Agreements.”
Overview of Anticipated Executive Compensation Program
Following the Closing, decisions with respect to the compensation of the Combined Company’s executive officers, including our named executive officers, will be made by the compensation committee of our Board. The following discussion is based on the present expectations as to the compensation of our named executive officers and directors following the Business Combination. The actual compensation of our named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion. Such compensation will also generally be governed by our executive officers’ employment agreements, as in effect from time to time, including as described above.
We anticipate that compensation for our executive officers will have the following components: base salary, cash bonus opportunities, equity compensation, employee benefits, executive perquisites and severance benefits. Base salaries, employee benefits, executive perquisites and severance benefits will be designed to attract and retain senior management talent. We will also use annual cash bonuses and equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of its equity-owners and to enhance executive retention.
Annual Bonuses
We expect that we will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Equity-Based Awards
We expect to use equity-based awards in future years to promote our interest by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in our service and aligning the executives’ interests with those of its equity holders.
Other Compensation
We expect to offer various employee benefit plans to employees and other benefits to named executive officers of the Combined Company, which are the same or similar to those currently offered by the Combined Company. For more information, see “Tigo Executive Officer and Director Compensation — Narrative Disclosure to Summary Compensation Table.” We may also provide our named executive officers with perquisites and personal benefits that are not generally available to all employees.
Director Compensation
Upon the consummation of the Business Combination, our Board intends to approve a non-employee director compensation program. We anticipate determining director compensation in accordance with industry practice and standards.

TIGO EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
Throughout this section, unless otherwise noted, “the company,” “we,” “us,” “our” and similar terms refer to Tigo Energy, Inc. prior to the Business Combination.
Overview
As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have opted to comply with the scaled disclosure requirements applicable to emerging growth companies.
The named executive officer and director compensation described in this section discusses our 2022 compensation programs. This discussion may contain forward-looking statements that are based on the Combined Company’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that the Combined Company adopts may differ materially from the currently planned programs that are summarized in this discussion.
Tigo’s Executive and Director Compensation
The Tigo Board of Directors, with input from our Chief Executive Officer, has historically determined the compensation for our named executive officers. Our named executive officers for the fiscal year ended December 31, 2022, which consist of our principal executive officer and the next two most highly compensated executive officers who were serving as executive officers as of December 31, 2022, are:

•
Zvi Alon, our Chairman and Chief Executive Officer;

•
Bill Roeschlein, our Chief Financial Officer; and

•
JD Dillon, our Chief Marketing Officer.

Summary Compensation Table
The following table summarizes the compensation earned by each of our named executive officers for the fiscal year ended December 31, 2022.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Zvi Alon, Chairman and CEO	2022	$350,618	—	$250,544	—	$14,265	$615,427
Bill Roeschlein, Chief Financial Officer	2022	$180,638		$198,982		$253	$379,873
James (JD) Dillon Chief Marketing Officer	2022	$239,389	—	$18,957	—	$34,785	$293,131

(1)
The amounts in this column represent the named executive officer’s base salary earned during the fiscal year covered. Mr. Alon’s base salary was increased from $350,000 to $400,000 in June 2022. Mr. Roeschlein’s salary reflects the salary paid to him during the fiscal year covered upon commencement of his employment with the company in June 2022.

(2)
Amounts shown in this column represent the grant date fair value, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, of stock options granted to the named executive officers in 2022. Assumptions used in calculating these amounts are described in “Tigo’s Management’s Discussion And Analysis of Financial Condition and Results of Operations”.

(3)
The amounts reported in the “All Other Compensation” column reflect life insurance and health insurance premium payments made by us, which is standard for all our employees.

Narrative Disclosure to Summary Compensation Table
Base Salary
We provide each named executive officer with a base salary for the services that the executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of their responsibilities and market data.
Equity Incentive Awards
We previously maintained the Tigo Energy, Inc. 2008 Stock Plan (the “2008 Stock Plan”), which provided for the discretionary grant of incentive stock options, non-qualified stock options, and stock purchase rights to our eligible employees, directors and consultants, including the named executive officers. In March 2018, we adopted the Tigo Energy, Inc. 2018 Stock Plan (the “2018 Plan”). The 2018 Plan provides for the discretionary grant of incentive stock options, non-qualified stock options, stock purchase rights and restricted stock awards to our employees, directors and consultants.
In 2022, each of our named executive officers was granted stock options under the 2018 Stock Plan. These awards are designed to align a portion of our named executive officers’ compensation with the interests of our existing stockholders and to build retention value by incentivizing our named executive officers to remain in our service. For information on the grant dates, vesting terms and expiration terms, as applicable, of these equity awards, as well as other outstanding stock options under the 2018 Plan, see the Outstanding Equity Awards at Fiscal Year-End Table.
Health and Retirement Benefits
We provide medical, dental, vision, life insurance and disability benefits to all eligible employees. Our named executive officers are eligible to participate in these benefits on the same basis as all other employees. We maintain a 401(k) savings plan that allows participants, including our named executive officers, to defer cash compensation up to the maximum deferral under applicable IRS guidelines. Eligible employees begin to participate in benefits on their first day of employment and are fully vested in their salary deferrals. We may provide discretionary contributions as we deem appropriate, and participants become vested in such contributions under a six year graded vesting schedule, with 20% of contributions vesting each year beginning after the second year of service; provided, that participants will be fully vested when they reach 65 years of age and upon death or disability. Tigo did not make any discretionary contributions in 2022.

Outstanding Equity Awards at 2022 Fiscal Year-End
The following table provides information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2022.
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mr. Alon	06/23/2022	—	528,660(1)	$0.60	06/22/2032
	02/25/2021	287,500	312,500(2)	$0.176	02/24/2026
	09/12/2019	372,798	53,257(3)	$0.15	09/11/2029
	09/20/2018	387,322	—	$0.15	09/19/2028
	08/17/2017	352,111	—	$0.13	08/16/2027
	06/20/2016	586,852	—	$0.13	06/19/2026
	05/13/2015	437,018	—	$0.14	05/12/2025
	04/14/2014	2,497,243	—	$0.06	04/13/2024
Mr. Roeschlein	06/27/2022	—	400,000(4)	$0.60	06/26/2032
Mr. Dillon	06/23/2022	—	40,000(5)	$0.60	06/22/2032
	02/25/2021	216,667	183,333(6)	$0.16	02/24/2031

(1)
25% of the options vest on June 23, 2023, and 1/48 of the total number of options vest monthly thereafter through June 2026.

(2)
Options vest in equal monthly increments through February 2025.

(3)
Options vest in equal monthly increments through July 2023.

(5)
25% of the options vest on June 27, 2023, and 1/48 of the total number of options vest monthly thereafter through June 2026.

(6)
25% of the options vest on June 23, 2023, and 1/48 of the total number of options vest monthly thereafter through June 2026.

(7)
Options vest in equal monthly increments through November 2024.

Retirement Benefits, Termination and Change in Control Provisions at December 31, 2022
During fiscal 2022, our executive officers were eligible to participate in our 401(k) plan, as described above under “— Health and Retirement Benefits.” There were no other pension or retirement benefits pursuant to any existing plan provided or contributed to by us. In addition, there were no termination and change in control provisions in effect for our named executive officers. With respect to stock options granted to the named executive officers in 2022, such options will terminate immediately following the termination of the named executive officer’s employment by us for cause, but such stock options will remain exercisable (i) for 90 days after the date of a voluntary termination of employment by the named executive officer, or (ii) 12 months after the permanent and total disability or death of the named executive officer; provided, that if the sale of the shares acquired upon exercise of the stock option would subject the named executive officer to “short-swing trading” liability under Section 16(b) of the Exchange Act, the option will remain exercisable until the earliest of (i) the first day that such sale would no longer be actionable under Section 16(b), (ii) 190 days after termination of service, or (iii) the date of the expiration of the option.
Non-Employee Director Compensation
We did not pay any cash compensation to any of our non-employee directors in 2022, but we have made stock option grants to our non-employee directors both when they have joined the Board of Directors and as an annual retainer. We have historically reimbursed our directors for any reasonable expenses incurred by them in connection with services provided in such capacity.

The following table provides the compensation amounts for each non-employee member of the Board of Directors for 2022.
Director	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Michael Splinter	—	$18,957	—	$18,957
Stanley Stern	—	$18,957	—	$18,957
Tomer Babai	—	$18,957	—	$18,957
Joan C. Conley	—	$18,957	—	$18,957

(1)
Represents the grant date fair value of stock options granted as an annual retainer in June 2022. All amounts are calculated in accordance with FASB ASC Topic 718. Assumptions used in calculating these amounts are described in “Tigo’s Management’s Discussion And Analysis of Financial Condition and Results of Operations”.

Executive Officer and Director Compensation Arrangements to Be Adopted in Connection with the Business Combination
Equity
In connection with the Business Combination, the equity-based awards for Tigo’s named executive officers will be treated in accordance with the terms of the Business Combination Agreement and converted into equity-based awards that settle in shares of the Combined Company’s common stock. For a description of such treatment, see “The Business Combination Proposal — Consideration to Tigo Equity-holders in the Business Combination — Tigo Equity Awards.” Following the Business Combination, no further awards will be issued under the 2018 Plan.
Subject to stockholder approval, the Combined Company will adopt the Tigo Energy, Inc. 2022 Incentive Award Plan (referred to in this proxy statement/prospectus as the “Equity Incentive Plan”). Following the closing of the Business Combination, the Combined Company expects to grant equity awards to its named executive officers under the new equity incentive plan from time to time, but we have not determined at the current time the schedule or amount of such grants. For more information, see “Proposal No. 6 — The Equity Incentive Plan Proposal.”
Employment Arrangements
The Combined Company is expected to enter into employment agreements (the “Executive Employment Agreements”) with each of Zvi Alon, our Chief Executive Officer and Bill Roeschlein, our Chief Financial Officer, that are expected to govern certain terms and conditions of such executive officers’ employment as executive officers of the Combined Company following the Business Combination. The Executive Employment Agreements are expected to provide for base salary, eligibility to receive an annual bonus, eligibility to receive certain severance benefits upon involuntary terminations of employment, as well as customary confidentiality, assignment of intellectual property provisions, and certain restrictive covenants, including post-employment non-solicitation provisions.
Non-Employee Director Compensation
The Combined Company’s Board expects to review director compensation periodically to ensure that director compensation remains competitive such that the Combined Company is able to recruit and retain qualified directors. Upon the consummation of the Business Combination, the Combined Company will adopt a director compensation program that is designed to align compensation with its business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward directors who contribute to the long-term success of the Combined Company.

THE BUSINESS COMBINATION
The following is a discussion of the Business Combination and some of the material terms of the Merger Agreement among ROCG, Merger Sub and Tigo. You are urged to read the Merger Agreement carefully and in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination that is important to you. This section is not intended to provide you with any factual information about ROCG or Tigo. Such information can be found elsewhere in this proxy statement/prospectus.
Terms of the Business Combination
Transaction Structure
ROCG’s and Tigo’s boards of directors have approved the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub with and into Tigo, with Tigo surviving the merger as a wholly owned subsidiary of ROCG.
Merger Consideration; Conversion of Shares
As part of the Business Combination, Tigo equityholders (including holders of warrants and options) will receive 60,000,000 newly issued shares of ROCG common stock at an assumed value of $10.00 per share. Assuming a value of $10.00 per share of ROCG common stock, which is the price at which ROCG completed its IPO in August of 2021, the aggregate merger consideration implies an aggregate equity value for Tigo of approximately $600.0 million. Under the terms of the Merger Agreement, immediately prior to the Effective Time, Tigo will (x) cause each share of Tigo preferred stock issued and outstanding to be automatically converted into a number of shares of Tigo common stock in accordance with Tigo’s charter (the “preferred stock conversion”) and (y) use reasonable best efforts to cause the “cashless” exercise of Tigo warrants for Tigo common stock (the “warrant exercise”). As of February 10, 2023, the holders of approximately 88.5% of Tigo warrants have delivered consent to ‘‘cashless’’ exercise their warrants for Tigo shares.
At the Effective Time:
•
Common Stock:   Each share of Tigo common stock issued and outstanding immediately prior to the Closing (including shares of Tigo common stock issued in the preferred stock conversion and warrant exercise prior to the Closing, but excluding shares owned by Tigo or any direct or indirect wholly owned subsidiary of Tigo as treasury stock, shares owned by ROCG and any dissenting shares) will be cancelled and converted into the right to receive a number of shares of ROCG common stock equal to the Exchange Ratio;

•
Options:   Each outstanding Tigo stock option, whether vested or unvested, will be converted into an option to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo stock option immediately prior to the Closing and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of Tigo common stock underlying such Tigo stock option immediately prior to the Closing divided by (B) the Exchange Ratio; and

•
Warrants:   Each outstanding warrant to purchase Tigo stock, whether or not exercisable, will be converted into a warrant to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo warrant immediately prior to the Closing and (y) the Exchange Ratio.

The “Exchange Ratio” is the quotient of (x) the aggregate merger consideration of 60,000,000 shares of ROCG common stock, divided by (y) the number of shares of Tigo common stock and Tigo preferred stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted basis to Tigo’s common stock, and including, without duplication, (i) the number of shares of Tigo’s common stock issued or issuable in the preferred stock conversion, including through dividends, and (ii) the aggregate number of shares issuable upon the exercise of all Tigo options, whether vested or unvested, and warrants outstanding immediately prior to the Effective Time in accordance with their respective terms and on a cashless exercise basis. Based on the number of shares of Tigo capital stock outstanding and issuable upon the net exercise of all outstanding Tigo warrants and stock options the estimated Exchange Ratio is approximately 0.2373, assuming that L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, and 0.2356 if L1 Energy does exercise such right prior to the Closing.
The total percentage of shares of ROCG common stock expected to be held by holders of Tigo capital stock on a fully diluted basis upon the Closing is approximately 87.0%, assuming no ROCG public stockholder exercises redemption rights in connection with completion of the Business Combination.
Background of the Business Combination
The proposed business combination was the result of an extensive search by ROCG for a potential transaction using the network, investment and operating experience of its management team. With the assistance of the Sponsors, ROCG explored more than 40 potential targets as described in further detail in the following paragraphs. The terms of the proposed business combination with Tigo were the result of extensive negotiations between ROCG and Tigo over the course of approximately eight weeks. The following is a brief description of the background of this process.
ROCG is a blank check company formed under the laws of the State of Delaware on February 13, 2019, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
In February 2019, CR Financial Holdings, Inc., an entity affiliated with Roth, purchased an aggregate of 100 shares of ROCG common stock for an aggregate price of $25,000. On June 29, 2020, ROCG effected a stock dividend of 43,125 shares of ROCG common stock for each share of common stock outstanding, resulting in an aggregate of 4,312,500 shares of ROCG common stock being held by the Sponsors. In July and August 2020, CHLM Sponsor LLC, an entity affiliated with Craig-Hallum, and certain of ROCG’s directors, officers and affiliates of ROCG’s management team purchased from CR Financial Holdings, Inc. an aggregate of 3,022,825 shares for an aggregate purchase price of $17,523.61. On July 1, 2021, certain of these Sponsors sold an aggregate of 1,490,874 shares of ROCG common stock to ROCG for an aggregate purchase price of $8,642.75, of which 1,437,500 shares were cancelled and the remaining 53,374 shares were purchased by certain of ROCG’s officers from ROCG for an aggregate purchase price of $464.11.
On August 10, 2021, ROCG consummated the IPO of 11,500,000 units at a price of $10.00 per Unit, generating gross proceeds of $115,000,000, which included the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 units. Simultaneously with the closing of the IPO, ROCG consummated the sale of 461,500 Private Placement Units at a price of $10.00 per unit in a private placement to certain of the Sponsors, generating gross proceeds of $4,615,000.
After deducting the underwriting discounts, offering expenses, and commissions from the ROCG IPO and the sale of the Private Units, a total of $116,725,000 was deposited into the Trust Account established for the benefit of ROCG’s public stockholders, and the remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.
Following the pricing of the ROCG IPO, the respective banking teams at Roth and Craig-Hallum were asked, in their roles as advisors to ROCG under the BCMA. to prepare lists of potential target companies for review by Byron Roth, ROCG’s Co-Chief Executive Officer and Chairman of the Board and John Lipman, ROCG’s Co-Chief Executive Officer and director. Mr. Roth and Mr. Lipman asked the Roth and Craig-Hallum teams to focus on companies known to be active in strategic discussions, so that delays in negotiations would be unlikely, and that were drawn from industry sectors that were known to the banking teams of Roth and Craig-Hallum from their platforms with capital markets and financial advisory expertise, so that transaction analyses could be developed quickly. In addition, the independent members of the ROCG Board were requested to approach their networks of business contacts (including venture capital funds, private equity funds and hedge funds, operating companies, and advisors) to identify any such opportunities for further review. Mr. Roth and Mr. Lipman also researched their own networks in this regard. While there are certain conflicts of interest related to ROCG’s officers and directors, as described in “Management of

ROCG — Conflicts of Interest,” ROCG does not believe that such conflicts of interest materially impacted its search for an acquisition target.
ROCG and its directors and officers focused the search for potential targets using the general criteria and guidelines identified in the IPO prospectus which it believed would be important in evaluating a prospective target, including businesses:
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with an enterprise value of approximately $400.0 million to $1.0 billion;

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with a history of, or potential for, strong, stable cash flow generation, with predictable and recurring revenue streams;

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facing complex situations that require creative solutions to lead to less competitive transactions where ROCG could combine with attractive businesses at reasonable valuations;

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that would benefit from additional capital investment through a business combination;

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with strong management teams with a proven track record of driving revenue growth, enhancing profitability and generating strong free cash flow;

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that ROCG could grow both organically and through acquisitions;

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that ROCG believed would benefit from being publicly traded and could effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company; and

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that ROCG believed can offer attractive risk-adjusted return on investments for our stockholders.

In line with the ROCG IPO prospectus, ROCG additionally focused its search on businesses that had primary operations in the business services, consumer, healthcare, technology, wellness or sustainability sectors. The foregoing criteria and industries were not exhaustive and evaluations relating to the merits of each potential business combination was based, to the extent relevant, on these general guidelines as well as other considerations, factors, and criteria that ROCG’s management and the ROCG Board deemed relevant.
Between August 10, 2021 and December 5, 2022, ROCG reviewed approximately 40 potential targets for its initial business combination (“Initial Candidates”), including negotiating and executing routine non-disclosure agreements on customary terms with 30 such companies. Of the approximately 40 Initial Candidates, ROCG submitted 14 preliminary proposals to certain of these potential targets, including Tigo, and entered into an exclusive non-binding letter of intent with two targets, including Tigo.
With regard to the 13 targets with which ROCG submitted proposals and did not pursue a business combination:
Target A, a women’s consumer health products company, was introduced to ROCG’s management team by ROCG board member Sam Chawla. Between August 2021 and December 2021, ROCG and Target A’s management team had several calls to discuss Target A’s business and the potential advantages to a business combination. ROCG sent a preliminary proposal on November 24, 2021 to Target A. The proposal included a pre-money enterprise valuation of $600.0 million. No letter of intent was signed between ROCG and Target A, and the parties ceased discussions in December 2021.
Target B, a biotech company, was introduced to ROCG by an investment bank engaged by Target B. Between September 2021 and November 2021, ROCG and Target B’s management team had several calls to discuss Target B’s business and a potential business combination. ROCG sent a preliminary proposal on October 30, 2021 to Target B. The proposal included a pre-money equity valuation of $335.0 million. No letter of intent was signed between ROCG and Target B, and the parties ceased discussions in November 2021
Target C, a tech enabled ride sharing marketplace company, was introduced to ROCG by an attorney in ROCG’s network that knew Target C. Between October 2021 and March 2022, ROCG and Target C’s management team had several calls and in-person meetings to discuss Target C’s business and a potential business combination. ROCG sent a proposal on February 16, 2022 to Target C. The proposal included a pre-money enterprise valuation of $700.0 million. No letter of intent was signed between ROCG and Target C, and the parties ceased discussions in March 2022.
Target D, a shipping technology company, was introduced to ROCG by a venture capital firm in ROCG’s network that invested in Target D. Between December 2021 and March 2022, ROCG and Target D’s management team had a few calls to discuss Target D’s business and a potential business combination. ROCG sent a preliminary proposal on January 12, 2022 to Target D. The proposal included a pre-money enterprise valuation of $2.0 billion. No letter of intent was signed between ROCG and Target D, and the parties ceased discussions in March 2022.
Target E, an off-road vehicle company, was introduced to ROCG by an investment bank engaged by Target E. Between December 2021 and April 2022, ROCG and Target E’s management team had several calls and in-person visits to Target E’s headquarters to discuss Target E’s business and a potential business combination. ROCG sent a preliminary proposal on December 20, 2021 to Target E. The proposal included a pre-money equity valuation of $420.0 million. No letter of intent was signed between ROCG and Target E, and the parties ceased discussions in April 2022.
Target F, a casino equipment technology company, was introduced to ROCG by one of ROCG’s board members. Between December 2021 and April 2022, ROCG and Target F had several calls as well as an in-person meeting with Target F’s management team to discuss the Target F’s business and a potential business combination. ROCG sent a preliminary proposal on April 21, 2022 to Target F. The proposal included a pre-money enterprise valuation of $175.0 million. No letter of intent was signed between ROCG and Target F, and the parties ceased discussions in April 2022.
Target G, a clothing retailer company, was introduced to ROCG by Target G’s owner, a private equity fund, as part of a broader sell-side process. After initial discussions with Target G’s investment banking advisor in April 2022 and preliminary diligence on Target G, ROCG sent a preliminary proposal on May 12, 2022 to Target G. The proposal included a pre-money enterprise valuation of $342.0 million. No letter of intent was signed between ROCG and Target G, and the parties ceased discussions in May 2022.
Target H, a real estate marketplace and property management company, was introduced to ROCG by a venture capital firm in ROCG’s network that invested in Target H. Between January 2022 and June 2022, ROCG and Target H’s management team had several calls to discuss Target H’s business and a potential business combination. ROCG sent a proposal on March 9, 2022 to Target H. The proposal included a pre-money enterprise valuation of $250.0 million. No letter of intent was signed between ROCG and Target H, and the parties ceased discussions in June 2022.
Target I, a tech-enabled vehicle marketplace company, was introduced to ROCG by a venture capital fund that invested in Target I. Between January 2022 and February 2022, ROCG and Target I’s management team had several calls to discuss Target I’s business and a potential business combination. ROCG sent a preliminary proposal on January 19, 2022 to Target I. The proposal included a pre-money enterprise valuation of $1.0 billion. No letter of intent was signed between ROCG and Target I, and the parties ceased discussions in February 2022.
Target J, an agricultural technology company, was introduced to ROCG by an investment bank engaged by the target. Between April 2022 and October 2022, ROCG and Target J’s management team had several calls as well as an in-person visit to Target J’s headquarters to discuss Target J’s business and a potential business combination. ROCG sent a preliminary proposal on April 29, 2022 to Target J. The proposal included a pre-money equity valuation of $250.0 million. No letter of intent was signed between ROCG and Target J, and the parties ceased discussions in October 2022.
Target K, a consumer apparel and bedding products company, was introduced to ROCG by investment bankers at Roth. On October 14, 2021, ROCG’s management team held an introductory call with Target K’s management team. The two management teams discussed various aspects of Target K’s business and the potential benefits of a business combination. Following the introductory call, ROCG performed initial diligence on Target K’s business and continued discussions regarding a potential business combination through numerous calls between the management teams.

On May 18, 2022 ROCG entered into a mutual nondisclosure agreement with Target K and expanded its diligence, starting with a site visit to Target K’s headquarters by Mr. Roth and Andrew Costa, as well as a representative from Roth. Following the site visit, ROCG and Target K continued to discuss Target K’s business and the terms of a potential business combination. ROCG sent a preliminary proposal on May 25, 2022 to Target K. The proposal included a pre-money valuation of $100.0 million and a structure that would have issued 9.03 million shares of ROCG common stock to the stockholders of Target K.
ROCG and Target K continued to discuss the terms of a potential business combination and ROCG sent a formal non-binding letter of intent to Target K on May 27, 2022. ROCG exchanged comments to the draft non-binding letter of intent with Target K through June 14, 2022 while continuing its diligence of Target K’s business. Following a visit by Mr. Roth, Mr. Lipman, Mr. Costa, Rick Hartfiel, Aaron Gurewitz, and Matthew Day on June 7, 2022 to Target K’s Headquarters, ROCG and Target K entered into a non-binding letter of intent on June 13, 2022, whereby Target K granted exclusivity in favor of ROCG through July 13, 2022.
ROCG management held a meeting with the ROCG Board on June 14, 2022, to update them on the proposed terms of a business combination with Target K included in the executed non-binding letter of intent and briefed the ROCG Board on Target K’s business.
Following execution of the letter of intent, ROCG and Target K began negotiating and drafting preliminary versions of the definitive purchase agreement and agreements related to a private placement in public equity (“PIPE”) transaction to close concurrently with the business combination with Target K.
On July 8, 2022, the parties began limited wall crossings to market the PIPE while ROCG continued its diligence on Target K and the parties continued to negotiate the terms of a definitive agreement. ROCG and Target K agreed to extend the exclusivity and term of the letter of intent through August 12, 2022 while negotiations, diligence, and marketing of the PIPE continued. The letter of intent terminated by its terms on August 12, 2022 and Target notified the ROCG team by email that it was disengaging negotiations toward a business combination due to an inability to commit the required investors in a PIPE transaction to raise the capital Target K projected to be needed post combination. After attempting to propose a revised deal structure later in August, ROCG made the decision to abandon the potential business combination with Target K on September 18, 2022.
Target L, a solar panel manufacturer, was introduced to ROCG by investment bankers on the sustainability team at Roth. In October 2022, ROCG and Target L’s management team had several calls and an in-person meeting to discuss Target L’s business and a potential business combination. ROCG sent a preliminary proposal on October 6, 2022 to Target L. The proposal included a pre-money valuation of $180.0 million. No letter of intent was signed between ROCG and Target L, and the parties ceased discussions in mid-October 2022 when ROCG determined Target L would not be able to complete a required audit of its financial statements within the Completion Window.
Target M, a recycling company, was reintroduced to ROCG by the Roth sustainability team. Members of ROCG had known Target M’s founder for more than 10 years. The ROCG management team reinitiated discussions with Target M on a call on August 30, 2021. ROCG sent Target M a preliminary proposal in October 2021 that included a pre-money equity valuation of approximately $285.0 million. No letter of intent was signed between ROCG and Target M, and the parties ceased discussions in November 2022.
Each of these Initial Candidates were reviewed in light of indicative valuations discussed with target representatives and compared with similar companies identified through either internal experience by ROCG management or a review of transaction databases. No criteria were weighted more heavily than any other, but the focus on similar industry, relevant applicable multiples and how recently a comparable transaction had been executed by such comparable companies were important in this analysis. Valuation analyses were generally performed by Mr. Roth and Mr. Lipman in consultation with other members of the ROCG management team and involved the application of judgment in determining such inputs as comparable companies analysis, backlog analyses and a myriad of quantitative factors. These outputs were discussed and presented to the ROCG Board or internally and ultimately informed the purchase price used in the transaction model.

The decision not to pursue other Initial Candidates was generally the result of ROCG management or the ROCG Board’s determination that each business was not an attractive target due to one or more of a number of important factors, including an evaluation of business prospects based on non-public information made available to ROCG, strategy differences that became evident in the process of negotiation, ability to forge an effective working relationship with the relevant management teams, perception of financial performance in light of deeper analysis, structure and valuation differences that emerged in discussions and, in certain cases, unavailability of relevant audited financial statements.
In September 2015, Roth had been engaged by Tigo to assist in a private placement transaction. Roth and Tigo closed a $20 million private investment in April 2016 and Roth’s engagement as private placement agent ended concurrently with the closing. From June through July 2021, Roth also acted as a capital markets advisor to another special purpose acquisition company in its attempted negotiations for a business combination with Tigo.
On July 21, 2022 Tigo engaged Roth to be its exclusive sell-side advisor with respect to a proposed business combination with another special purpose acquisition company. Because the proposed business combination with the other special purpose acquisition company was not consummated, Tigo did not pay any fees to Roth pursuant to such engagement.
On September 20, 2022, members of Roth’s sustainability team, including Robert Stephenson and Jesse Pichel as well as Nazan Akdeniz from Roth’s capital markets team, Mr. Gurewitz from the ROCG management team, and members of Tigo’s executive team, including Zvi Alon, the chief executive officer of Tigo, attended the RE+ conference in Anaheim, California. At the conference, Ms. Akdeniz and Mr. Gurewitz were introduced to the Tigo team over casual conversations where the parties discussed Tigo’s business and its industry.
On September 26, 2022, the ROCG team, including Mr. Roth and Mr. Gurewitz had a call with members of Roth’s sustainability team including Mr. Stephenson and Mr. Pichel where the parties discussed various potential targets in the solar industry (including Tigo and Target L) for a business combination for ROCG as well as Roth CH Acquisition V Co. (“ROCL”). On the call, the parties decided that ROCG would continue its negotiations with Target L and ROCL would begin discussions with Tigo regarding a potential business combination.
On October 6, 2022, Mr. Roth and John Lipman, held a call with Mr. Alon and Bill Roeschlein, Tigo’s chief financial officer, to discuss the possibility of a business combination between Tigo and ROCL.
On October 13, 2022, members of the ROCL management team, who, as previously disclosed, are additionally members of the ROCG management team, received the investor presentation Roth had been using to market Tigo as its sell-side advisor to other special purpose acquisition companies regarding a potential business combination as well as the financial model used in connection with its target valuation.
On October 14, 2022, ROCG held a call with Target L to discuss the viability and timing of an audit of Target L’s financial information for inclusion in a proxy statement for an ROCG stockholder vote on a business combination. After discussions with Target L management and Target L’s auditor, the ROCG Board determined that a business combination with Target L would be too difficult to accomplish within its Completion Window. As disclosed in the ROCL initial public offering prospectus, the ROCG and ROCL board of directors and management team have significant overlap and, due to the pre-existing fiduciary duties to ROCG stockholders, ROCG holds priority in business opportunities presented to the shared members of the ROCG and ROCL management team and boards of directors. The ROCG and ROCL respective boards of directors and management teams determined that it was more appropriate for ROCG to pursue the business combination with Tigo. At that time, ROCL took over discussions with Target L and disengaged its negotiations with Tigo, and ROCG took over discussions with Tigo and disengaged its negotiations with Target L.
On October 18, 2022, members of ROCG’s management team, including Mr. Lipman, Mr. Roth, Mr. Hartfiel, and Mr. Day, along with Roth’s Managing Director Robert Stephenson, and Craig-Hallum’s Senior Research Analyst Eric Stine attended a dinner meeting with Tigo’s executive team, comprised of Mr. Alon and Bill Roeschlein, Tigo’s chief financial officer, where the parties discussed Tigo’s business strategy. On October 19, 2022, the ROCG, Roth and Craig-Hallum teams visited Tigo’s headquarters in their roles as advisors under the BCMA and again met with Tigo’s executive team to assist ROCG in its diligence. At the onsite meeting, the parties discussed Tigo’s business, Tigo’s business strategy, and a potential structure for a business combination between ROCG and Tigo.
On October 20, 2022, Mr. Roth and Tigo’s management team confirmed the desire for Tigo to pursue a business combination with ROCG and on October 21, 2022, the ROCG Board met to discuss a potential business combination with Tigo based on the investor presentation and meetings with Tigo management. Following the meeting, ROCG management prepared and sent a draft non-binding letter of intent to Tigo, setting forth the proposed terms for the Business Combination.
Between October 21, 2022 and November 1, 2022 the parties negotiated the terms of the proposed business combination and letter of intent. On October 27, 2022, the parties executed a nondisclosure agreement following the Tigo board of directors approving the entry into a letter of intent. On October 31, 2022, ROCG received access to the virtual data room (the “VDR”) containing extensive information on Tigo’s business and legal operations.
On November 1, 2022, ROCG entered into a non-binding letter of intent with Tigo (the “LOI”), outlining the terms of the proposed business combination, and granting mutual exclusivity through December 1, 2022, when the LOI would terminate by its terms. The key terms of the LOI included, among other things:
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a pre-money equity valuation of $600.0 million, with consideration consisting of the issuance of 60 million shares of common stock at the Closing;

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the right for Tigo to complete a capital raise of up to $50.0 million prior to the closing of the business combination and the merger consideration (i) increasing by one share for every $10.00 raised in such capital raise, and (ii) in the event the capital raise was consummated at a pre-money valuation of less than $500.0 million, decreasing by one dollar for each dollar at which below $500.0 million the pre-money capital raise was priced;

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the Sponsors forfeiting 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units at the Closing in exchange for $2.3 million being placed into escrow by Tigo and release at the Closing;

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ROCG, Roth, and Craig-Hallum terminating the BCMA with Roth and Craig-Hallum agreeing to forgo any fees thereunder;

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the issuance of all shares to the Tigo stockholders pursuant to the business combination being registered on a Form S-4;

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the execution of restrictive covenant agreements, including non-competition and non-solicitation provisions by Tigo and certain key personnel of Tigo prior to the business combination; and

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all shares being issued to Tigo stockholders being subject to a six-month post-Closing lockup and Sponsors’ shares being subject to a 12-month post-Closing lockup, subject to early release in the event the Combined Company’s common stock trades over $12.00 per share for any 20 days in a 30-trading day period.

On November 4, 2022, ROCG’s counsel, DLA Piper, LLP (US) (“DLA”) was granted access to the VDR to conduct legal due diligence. On November 7, 2022 and November 8, 2022, DLA conducted due diligence calls with members of Tigo’s management answering questions regarding the intellectual property, technology, and business of Tigo. Members of both the Roth and Craig-Hallum teams additionally participated in the calls and diligence process in their roles as advisors to ROCG under the BCMA. On the financial diligence call, ROCG and Tigo discussed historical and projected financial results, including bookings, backlog, revenue growth, profit margins, cash flows, balance sheet, and other components of the financials. Over the next several weeks, DLA and ROCG provided supplemental due diligence requests to Tigo and its counsel, White & Case LLP (“W&C”), as it conducted legal due diligence on Tigo and its subsidiaries.
On November 8, 2022, W&C delivered a draft definitive agreement for the proposed Business Combination based on the terms of the LOI to DLA and ROCG. ROCG evaluated the draft against the terms of the LOI and considered Tigo and W&C’s proposed additional terms including, among other things, that the lock-up restrictions would apply only to Tigo stockholders who become holders of 5% or more of the Combined Company common stock, rather than all Tigo stockholders, and such lock-up including a carveout to permit each such holder to transfer up to 25% of their shares of the Combined Company’s common stock immediately following the Closing.
On November 10, 2022, ROCG conducted an auditor diligence call with Tigo’s independent auditors (Frank, Rimerman + Co. LLP) with DLA and members if both the Roth and Craig-Hallum teams, in their roles as advisors to ROCG under the BCMA, in attendance. On the call, ROCG and Frank, Rimerman + Co. LLP discussed the relationship and history between Tigo and its auditor, Tigo’s past audit reviews, accounting systems, and critical accounting policies.
On November 14, 2022, following further negotiations and review of the draft definitive merger agreement, ROCG and DLA delivered a revised definitive agreement to Tigo and W&C. The revised definitive agreement included, among other things:
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a revised lock-up restriction applicable to all shares of the Combined Company issued to Tigo stockholders in connection with the business combination;

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the surrender of Sponsors’ 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units, being pursuant to a sale to Tigo, and cancellation upon Closing, rather than a forfeiture;

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an escrow construct whereby the reasonable and documented extension expenses of ROCG would be paid out of the $2.3 million escrowed funds for the surrender of Sponsors’ 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units; and

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revised representations and warranties regarding Tigo’s business and operations.

On November 15, 2022, the ROCG management team conducted a due diligence call with one of Tigo’s customers followed by calls on November 15, 2022 and November 16, 2022 with Mike Splinter, respectively, of the Tigo board of directors.
From November 16, 2022 through December 5, 2022, ROCG and Tigo exchanged drafts of ancillary agreements, including the Proposed Charter, the Proposed Bylaws, the Support Agreement, the Sponsor Support Agreement, the Registration Rights agreement, the Lock-up Agreement, the Promissory Note, and the form Restrictive Covenant Agreement. The Lock-Up Agreement included a release of up to 15% of the common stock of ROCG immediately after Closing as long its sales price exceeds $10 per share (provided that if such stockholder is a Board member ROCG or holds a management position in ROCG, such stockholder may not transfer its stock for a period of 90 days after the Closing).
On November 23, 2022, Tigo and W&C delivered a revised draft of the definitive merger agreement to ROCG and DLA reflecting negotiations between the parties between November 14, 2022 and November 23, 2022 including, among other things:
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the requirement that Tigo obtain the consent of Tigo’s warrant holders to exercise their Tigo warrants prior to the Closing in accordance with the terms of such warrant; and

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Tigo advancing payments to ROCG and Sponsors’ required for the Extension, subject to repayment pursuant to a Promissory Note in the event the Business Combination does not close.

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Following consultation with Roth and Craig-Hallum as advisors to ROCG under the BCMA and additional discussions and negotiation, ROCG and DLA delivered a further revised draft of the definitive merger agreement to Tigo and W&C on November 29, 2022 contemplating, among other changes, the elimination of the previously proposed escrow provision providing for the payment of consideration for Sponsors’ 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units to be made pursuant to a Purchase and Sale Agreement, and the delivery of 10b5 letters from ROCG’s counsel, Tigo’s counsel, and Roth and Craig-Hallum’s IPO counsel to Roth and Craig-Hallum.

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On December 1, 2022, the ROCG Board convened to discuss and consider the approval of the Merger Agreement and business combination. At the meeting, ROCG’s management team provided an overview of its acquisition strategy and history, recounting various previously considered target companies. The meeting then focused on Tigo and its business and executive team, its industry and the performance of its contemporaries, and its potential growth. The ROCG Board reviewed Tigo’s past financial performance and projected performance through 2023 and discussed the valuation of Tigo and its U.S. based assets related to the requirements for filing under the HSR Act with input from members the Roth and Craig-Hallum teams in their roles as advisors to ROCG under the BCMA. The ROCG management team discussed the status of the transaction and potential timetable for key events, such as signing a definitive agreement on substantially similar terms as the November 29, 2022 draft merger agreement and the filing of proxy materials. Representatives of DLA reviewed with the ROCG Board their fiduciary duties in the context of a transaction of this nature. DLA representatives reviewed with the ROCG Board the material terms of the transaction. They also discussed open points relating to ongoing negotiations. The ROCG Board instructed the ROCG management team and representatives of DLA on the final negotiation points on the definitive merger agreement and related agreements. Following discussions, the members of the ROCG Board unanimously adopted and approved resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the business combination and the issuance of shares in connection therewith, are fair and advisable to, and in the best interests of, ROCG and its stockholders, (ii) approving the Merger Agreement and the ancillary documents thereto and the transactions contemplated by each of the Merger Agreement and the ancillary documents thereto (including the business combination), and (iii) recommending that ROCG stockholders vote in favor of the Business Combination Proposal, the Nasdaq Proposal, the Charter Proposal, the Governance Proposal, the Director Election Proposal, and the Equity Incentive Plan Proposal.
On December 1, 2022, Tigo’s board of directors convened to discuss Tigo’s business operations and outlook, current financial results and position and the potential business combination between Tigo and ROCG. Tigo’s management provided an update on the status and open items of Tigo’s discussions with ROCG and Tigo’s board of directors discussed the merits and considerations of the potential business combination.
On December 4, 2022, Tigo’s board of directors convened to further discuss the proposed transaction. Tigo’s board of directors inquired about ROCG’s accrued expenses (including underwriting fees and fees and expenses related to other prior prospective business combinations) as well as whether a minimum financing threshold should be included in the Merger Agreement. Tigo’s board of directors expressed that a $5.0 million expense reimbursement cap would be acceptable and recommended that Tigo have the uncapped ability to raise capital prior to the Closing. Given the possibility of high redemptions, Tigo’s board of directors expressed its desire that Tigo use commercially reasonable efforts to raise a minimum of $15.0 million in one or more capital raising transactions by February 28, 2023. Tigo’s board of directors proposed that the $15.0 million capital raising be tied to a termination right in favor of Tigo with a breakup fee of $3.0 million and include capital raised or committed to be raised in a capital raising transaction, including securities convertible in to or exchangeable for shares of capital stock of Tigo to the extent actually received by Tigo or subject to legal, valid, and binding commitments to fund prior to the Closing, cash remaining in the Trust Account subject to legal, valid and binding non-redemption agreements pursuant to which such holders of ROCG common stock irrevocably and unconditionally agree not to redeem or exercise any right to redeem any shares of ROCG common stock as part of ROCG public stockholders’ exercise of redemption rights, and cash in the Trust Account subject to legal, valid and binding forward purchase agreements with investors for the non-redemption of ROCG common stock prior to Closing (the “Actual Capital Raise Amount”). Tigo expressed that, though the additional financing would not be critically necessary for the Combined Company to operate, the additional capital would be useful to prevent the Business Combination from having a potentially negative cash impact on operations in the event of near full redemption and the anticipated transaction expenses. Tigo management explained that they intended to meet the Actual Capital Raise Amount requirement through its existing investor network that were unaffiliated with ROCG or its Sponsors, and that negotiations with a potential investor were already in progress. Upon receipt of the requested expense reimbursement cap, the uncapped capital raise transaction amount and additional termination right, the ROCG Board reconvened on a conference call with ROCG management and approved the addition of (i) the right for Tigo to complete any capital raise transaction prior to Closing irrespective of the amount (capital raised in exchange of debt securities would not be taken into account for the purposes of the dollar for dollar price increase), (ii) a $5.0 million expense reimbursement cap and (iii) a termination right in favor of Tigo in the event the Actual Capital Raise Amount as of February 28, 2023 is less than $15.0 million, provided that a $3.0 million break fee would be paid to Sponsors.
ROCG and Tigo exchanged revised drafts of the Merger Agreement on December 4, 2022 and December 5, 2022 reflecting, among other things, (i) the $5.0 million ROCG expense reimbursement cap, (ii) Tigo’s ability to complete any capital raise transaction prior to Closing (although capital raised for securities convertible in to or exchangeable for shares of capital stock of Tigo would not be taken into account for the purposes of the dollar for dollar price increase in the merger consideration), (iii) the agreed upon definition of Actual Capital Raise Amount, (iv) Tigo’s termination right in the event the Actual Capital Raise Amount as of February 28, 2023 is less than $15.0 million and the corresponding $3.0 million break fee in respect of such failure, (v) that Tigo obtain the consent of Tigo’s warrant holders within five days of the announcement of the transaction, (vi) that the requisite Tigo stockholders will execute the Company Holders Support Agreement within five days of the announcement of the transaction, (vii) Tigo’s ability to issue one or more convertible notes prior to Closing, and (viii) provision for good faith negotiations of employment agreements (including related severance provisions) with those Tigo key personnel who are required to sign restrictive covenant agreements prior to Closing. ROCG and Tigo also agreed upon the issuance of at least 100,000 and up to 300,000 shares of ROCG common stock to Roth in exchange for the termination of the BCMA, based on the gross proceeds available immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments of Tigo and (b) the amount remaining in the trust account after giving effect to any redemptions.
On December 5, 2022, Tigo’s board of directors approved the execution of the Merger Agreement and the proposed business combination via unanimous written consent and ROCG, Merger Sub, and Tigo signed and exchanged the Merger Agreement and certain ancillary documents.
On December 6, 2022, in advance of the Nasdaq opening for trading, ROCG and Tigo issued a joint press release announcing the execution of the Merger Agreement and the proposed business combination.
Valuation of Business
Throughout the diligence process, Tigo was forthcoming with the VDR highlighting historical audited and projected financials through 2023E as well as detailed model backups to support summary financials. The ROCG management team held numerous financial diligence calls with Tigo and conferred with research analysts to better understand the key drivers of the business, category, and model. In addition to the financials presented, the backlog of signed purchase orders is a critical driver to the Tigo model, therefore the ROCG management team reviewed and considered all clients and signed purchase orders that were supplied in the VDR.
Arriving at the $600.0 million valuation was a complex process that involved the contemplation of a possible private placement and or capital commitment between the signing of a definitive merger agreement and close of the transaction. ROCG management considered categorical factors, including solar trends, recent legislation, comparable company performance and overlayed this thesis to Tigo’s business today, including quality of Tigo’s management, historical performance, strength of clients, global distribution capabilities and controls in place to satisfy the growing demand for product. The ROCG management team presented a valuation to the ROCG Board that considered a myriad of quantitative and qualitative analyses that the Board unanimously approved.
In considering the potential merger consideration adjustment under the Merger Agreement (see “The Merger Agreement — Agreements and Covenants — Private Placements”), the ROCG Board believes that actual adjustmentwould further support its valuation because such adjustment would be based on the pre-money valuation given to Tigo, and would only increase dollar-for-dollar based for additional capital invested into the company at the same or higher valuation ascribed by ROCG, and would conversely decrease dollar-for-dollar based on any lesser valuation.
Arriving at the valuation offered, the ROCG Board and management considered, but did not rely solely on the following financial analyses:

The Comparable Companies Approach
ROCG management reviewed, among other things, selected historical financial data and estimated financial data of Tigo based on projections provided by its management, and compared them to corresponding financial data, where applicable, for public companies that ROCG management deemed comparable to Tigo. ROCG management also derived multiples for each of the comparable companies and Tigo based on such financial data and market trading prices, as applicable, and compared them.
Although no company is identical to Tigo, ROCG management believes the two comparable companies selected are the most similar to Tigo given they are competitors offering similar products in the solar optimizer, inverter, battery and energy management spaces. Accordingly, ROCG management’s comparison of selected companies to Tigo and analysis of the results of such comparison was not purely quantitative, but rather necessarily involved qualitative considerations, professional judgments and other factors that could affect the relative value of Tigo.
The comparable group consisted of two publicly traded companies on major U.S. exchanges that have offer similar products in the solar optimizer, inverter, battery and energy management spaces. These two companies are referred to in this proxy statement as the “Comparable Group.” Based on these criteria, Craig-Hallum and Roth identified and analyzed the following selected companies:
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SolarEdge Technologies, Inc.

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Enphase Energy, Inc.

Multiples in the table below are based on closing stock prices on November 30, 2022. With respect to the Comparable Group table below, the information Craig-Hallum and Roth presented included the following valuation and operating data:
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2021 – 2022E revenue growth

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2021 and 2022E gross margin

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Multiple of enterprise value to estimated 2022 revenue, or EV / 2022E Revenue

	2021 – 2022E Revenue Growth(1)	2021 Gross Margin(1)	2022E Gross Margin(1)	EV / 2022E Revenue Multiple	Implied Enterprise Value of Target (in millions)(2)
SolarEdge Technologies, Inc.	58%	32%	27%	5.3x	$424
Enphase Energy, Inc.	67%	40%	42%	19.3x	$1,544
Tigo	83%	29%	30%	7.5x	$600

(1)
Projected 2022 revenue and gross profit for Tigo was based on projections provided by Tigo management. Projected 2022 revenue and gross profit for the selected Comparable Companies was based on equity research analyst consensus estimates.

(2)
ROCG management applied the Comparable Group EV/2022E revenue trading multiples to Tigo’s estimated 2022 revenue of $80.0 million.

Tigo’s 2021 to 2022E revenue growth is higher than those of the Comparable Companies. Tigo’s 2021 gross margin is lower than the Comparable Companies, however estimated 2022 gross margin is within the range of the Comparable Companies. The $600 million pre-money enterprise value applied to Tigo falls within the lower end of the range of Comparable Companies.
Craig-Hallum and Roth were selected to analyze the Comparable Group for ROCG due to their significant experience in providing strategic and financial advisory services to emerging growth companies and their investors and especially with transactions similar to the Business Combination. Roth and Craig-Hallum are small-cap growth investment banks with deep expertise and relationships in the business services, consumer, healthcare, technology, wellness and sustainability sectors. Since inception in 1992, Roth has raised over $50.0 billion in equity and debt offerings for small cap growth companies; Craig-Hallum has completed over $37.0 billion in transactions for small cap growth companies since 2020. Together, Roth and Craig-Hallum have approximately 40 senior research analysts covering approximately 550 companies, and over 40 salespeople servicing approximately 1,000 institutional investors. Combined, the two firms have been underwriters on approximately 60 initial public offerings since the JOBS Act and completed over 400 merger and acquisitions and advisory assignments. Roth and Craig-Hallum sponsor over 15,000 meetings with institutional clients annually.
ROCG tasked Craig-Hallum and Roth to perform the Comparable Group analysis after independently determining the proposed $600.0 million pre-money enterprise value and did not ask Craig-Hallum and Roth to determine the amount of merger consideration to be paid, nor did the presentation include a recommendation regarding the amount of merger consideration to be paid. The analysis did not address any other term or aspect of the Business Combination and does not constitute a recommendation to any stockholder of ROCG as to whether or how such holder should vote with respect to the Business Combination or otherwise act with respect to the Business Combination and the other transactions contemplated by the Merger Agreement or any other matters.
No additional consideration was paid to Craig-Hallum or Roth for the compilation of the Comparable Companies analysis. Craig-Hallum and Roth served as the underwriters to ROCG in its IPO and received an aggregate amount of $1,150,000 (split $575,000 each), in underwriting fees as well as the right to a fee equal to 4.5% of the gross proceeds of the IPO, or $5,175,000, upon the completion of a business combination pursuant to business combination marketing agreement, however Roth and Craig-Hallum have agreed to waive this fee in connection with the Business Combination in exchange for the issuance of up to 300,000 shares of ROCG common stock at closing. See “Certain Relationships and Related Party Transactions — Business Combination Marketing Agreement.” Following the BCMA Termination Agreement, the only fees payable to Roth or Craig-Hallum for any services provided as advisors is the issuance of up to 300,000 shares of ROCG common stock described above.
Roth and Craig-Hallum additionally served as the underwriters in the initial public offering of ROCG’s affiliate, Roth CH Acquisition I Co., receiving an aggregate gross amount of $1,530,000 (split $765,000 each), in upfront underwriting fees and an aggregate gross amount of $2,677,500 (split $1,338,750 each) in backend underwriting fees upon completion of Roth CH Acquisition I Co.’s initial business combination. Roth and Craig-Hallum served as PIPE placement agents for Roth CH Acquisition I Co. and received an aggregate amount of $1,599,909.90 (split $799,954.95 each) in pre-PIPE placement agent fees and $8,177,000 (split $4,799,000 to Roth and $3,378,000 to Craig-Hallum) in PIPE placement agent fees upon the closing of such transaction.
Roth and Craig-Hallum additionally served as the underwriters in the initial public offering of ROCG’s affiliate, Roth CH Acquisition II, Co., receiving an aggregate gross amount of $1,150,000 (split $575,000 each) in upfront underwriting fees and an aggregate amount of $5,175,000 (split $2,587,500 each) in fees pursuant to a business combination marketing agreement upon completion of Roth CH Acquisition II Co.’s initial business combination. Roth and Craig-Hallum served as PIPE placement agents for Roth CH Acquisition II Co. and received an aggregate amount of $5,765,000 (split $2,882,500 each) in fees upon the closing of such transaction.
Roth and Craig-Hallum additionally served as the underwriters in the initial public offering of ROCG’s affiliate, Roth CH Acquisition III, Co., receiving an aggregate gross amount of $2,300,000 (split $1,150,000 each) in upfront underwriting fees and an aggregate amount of $4,025,000 (split $2,012,500 each) in fees pursuant to a business combination marketing agreement upon completion of Roth CH Acquisition III Co.’s initial business combination. Roth and Craig-Hallum served as PIPE placement agents for Roth CH Acquisition III Co. and received an aggregate amount of $2,220,000 (split $1,110,000 each) in pre-PIPE placement agent fees and $7,082,600 (split $3,541,300 each) in PIPE placement agent fees upon the closing of such transaction.
Roth and Craig-Hallum additionally served as the underwriters in the initial public offering of ROCG’s affiliate, Roth CH Acquisition V, Co., receiving an aggregate amount of $1,150,000 (split $575,000 each), in underwriting fees as well as the right to a fee equal to 4.5% of the gross proceeds of the IPO, or $5,175,000, upon the completion of a business combination pursuant to a business combination marketing agreement. Roth CH Acquisition V, Co. has not completed an initial business combination as of the date of this proxy statement/prospectus.

Assessment of Attachment Rate for Reported Backlog
This ROCG’s assessment of Tigo’s reported backlog analysis considered the actual follow through and timing of projects in previous quarters as a proxy for future revenue growth. Each quarter, the company signs purchase orders for business they it plans to fulfil in the following 90 days. Upon arriving at the standard attachment rate of revenue to backlog for previous quarters, this rate can be applied to future periods to estimate the revenue contribution from backlog
Recommendation of the ROCG Board of Directors and Reasons for the Business Combination
In reaching its unanimous resolution (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of common stock in connection therewith, are advisable and in the best interests of ROCG and its stockholders and (ii) recommending that the ROCG stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement, the ROCG Board consulted with ROCG’s legal and financial advisors in connection with its evaluation of the Merger Agreement and the Business Combination, reviewed the results of due diligence conducted by ROCG’s management, together with its legal and financial advisors and considered a range of factors, including, but not limited to, the factors discussed below. In light of the large number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ROCG Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ROCG Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the prospectus for the ROCG IPO, ROCG identified general criteria and guidelines that ROCG believed would be important in evaluating prospective target businesses. ROCG indicated its intention to acquire companies using the following criteria and guidelines:
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Middle-Market Business.   Businesses with an enterprise value of approximately $400 million to $1 billion, determined in the sole discretion of our officers and directors according to reasonable accepted valuation standards and methodologies. We believe that middle-market segment provides the greatest number of opportunities for investment and where we believe we have the strongest network to identify opportunities.

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Established Businesses.   Businesses or assets that have a history of, or potential for, strong, stable cash flow generation, with predictable and recurring revenue streams.

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Complex Proprietary Opportunities.   Our management team has a proven track record of identifying companies that are under-performing their potential due to a temporary period of dislocation in the markets in which they operate, inefficient capital allocations, over-levered capital structures and/or excessive cost structures. Our management team’s focus on complex situations that require creative solutions to lead to less competitive transactions where we can combine with attractive businesses at reasonable valuations. While our management team is focused on complex situations as a means to find attractively-priced transactions, did not pursue turnarounds or situations that would not lend themselves to the public markets.

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Growth opportunities through capital investment.   Businesses that will benefit from additional capital investment through a business combination.

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Strong management teams with a proven track record.   Businesses who have strong management teams with a proven track record of driving revenue growth, enhancing profitability and generating strong free cash flow. We will seek to partner with potential target’s management team and expect that the operating and financial abilities of our management and board will help potential target company to unlock opportunities for future growth and enhanced profitability.

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Opportunities for Add-On Acquisitions.   Businesses that we can grow both organically and through acquisitions. In addition, we believe that our ability to source proprietary opportunities and execute such transactions will help the business we acquire grow through acquisition, and thus serve as a platform for further add-on acquisitions.

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Benefit from Being a Public Company.   Company that we believe will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

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Risk-Adjusted Return.   Companies that we believe can offer attractive risk-adjusted return on investments for our stockholders.

The ROCG Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:
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Strong long-term industry tailwinds.   Demand for solar and energy storage solutions across residential, commercial, and utility markets is expected to be robust over the long-term horizon. In addition to the ongoing shift by businesses and consumers away from energy fossil fuel energy and towards renewable fuels across the globe, a function of both government regulations and consumer behavior, there are specific regional drivers in both Europe and the U.S. that are further accelerating the solar demand outlook. In Europe (Tigo’s largest geographic end market), substantial growth is being driven by a significant spike in electricity costs, fueled by the ongoing conflict between Russia and Ukraine. In the United States, the solar demand outlook has been substantially boosted by the recent passage of the Inflation Reduction Act, which provides significant incentives to commercial, industrial, utility and residential sectors to invest in solar technology projects. Such incentives are set to remain in place through at least the end of the decade.

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Disruptive and differentiated technology.   Tigo’s Module-Level Power Electronics (“MLPE”) and Energy Intelligence solutions enhance safety, increase energy yield, and lower operating costs of solar systems across the company’s end markets. Tigo’s complete one-stop solution requires a lower component count and selective optimization, which allows for higher yields relative to competing technologies. The lower cost technology combined with higher energy output drives immediate and significant ROI to customers. One of the most significant advantages of Tigo’s technology is that the products have the ability to retrofit an installed base. In addition, Tigo’s TS4 products are inverter agnostic, allowing them to be deployed across a wide variety of projects. The company’s platform provides holistic energy management capability, powered by module-level monitoring and machine learning. Tigo’s patent-protected technology moat (consisting of 115 patents) is supported strong R&D and a culture of innovation.

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Capital-light business model.   Tigo utilizes an asset-light approach that allows for meaningful operating leverage. The company’s model employs contract manufacturing with long term partners in Asia. This capital-light approach allows the company to scale rapidly with minimal capex.

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Strong bookings and backlog.   Tigo’s strong bookings and backlog provide meaningful visibility. Bookings, which are defined as the value of new purchase orders for a product or service received during a fiscal period that will be delivered or performed sometime in the future, totaled $37 million for the three months ended September 30, 2022, versus $10 million for the three months September 30, 2021. Bookings are generally subject to modification and/or cancellation per the terms of the order. Backlog, defined as committed orders expected to be delivered within 365 days, totaled $56 million for the three months ended September 30, 2022, compared to $11 million for the three months ended September 30, 2021.

•
Share gain opportunity.   The solar optimizer and inverter space is serviced predominantly by two suppliers — Enphase and SolarEdge Technologies. Customers are seeking additional suppliers such as Tigo with proven technology and scale. Our diligence suggests that Tigo is well positioned to gain share over the next several years.

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Proven leadership team.   Tigo has a strong management team led by CEO Zvi Alon. The team has 150+ years of combined management experience. In addition, both Tigo’s management team and board of directors bring significant public company experience to the table. Tigo’s core management team is expected to remain in place following the close of the merger transaction.

The ROCG Board also considered various uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

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Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on the Combined Company’s revenues.

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Benefits Not Achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

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Early-Stage Company and Limited Operating History.   The fact that Tigo is an early-stage company with a history of losses and a limited operating history.

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Potential Litigation.   Tigo’s products are installed by third parties, which can lead to Tigo being named in litigation or claims based on faulty installation by parties over which Tigo has no control. Tigo has relied on insurance to defend against several claims for damage caused by circumstances outside its control and has not had to experience defending itself in court against such claims.

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No Third-Party Valuation.   The fact that the ROCG Board did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

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Cyclical Industry.   The solar industry has undergone challenging business conditions in past years, including downward pricing pressure, reductions in applicable governmental subsidies, and demand fluctuations. Therefore, there is no assurance that the solar industry will not suffer significant downturns in the future affecting the success of the Combined Company or investor confidence and stock price of the Combined Company or others in the solar industry.

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Liquidation of ROCG.   The risks and costs to ROCG if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ROCG being unable to effect a business combination by the end of the Completion Window and force ROCG to liquidate.

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Exclusivity.   The fact that the Merger Agreement includes an exclusivity provision that prohibits ROCG from soliciting other business combination proposals, which except for limited circumstances (related to the receipt of an unsolicited business combination proposal) restricts ROCG’s ability to consider other potential business combinations prior to the earlier of the consummation of the Business Combination and the termination of the Merger Agreement.

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Redemption Risk.   The potential risk that a significant number of ROCG’s stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to ROCG’s existing certificate of incorporation, which would potentially make the Business Combination more difficult or impossible to complete.

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Stockholder Vote.   The risk that ROCG’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

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Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ROCG’s control.

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Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

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Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

In addition to considering the factors described above, the ROCG Board also considered other factors, including, without limitation:
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Interests of Certain Persons.   Some officers and directors of ROCG may have interests in the Business Combination (see “— Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination”).

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Merger Consideration.   The purchase price to be paid as merger consideration was measured against the market value of comparable companies (see “Background of the Business Combination — Valuation of Business”).

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Merger Consideration Adjustment.   The merger consideration increases or decreases dollar-for-dollar for Actual Capital Raise Amount based on the amount raised and pre-money valuation used, which the ROCG Board believes allows additional cash to be available to the Combined Company while preventing the sale of equity at a discount to ROCG’s valuation (see “The Merger Agreement — Covenants and Agreements — Private Placements”).
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Other Risk Factors.   Various other risk factors associated with the business of Tigo, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The ROCG Board concluded, in its business judgment, that the potential benefits that it expects ROCG and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative and other factors associated with the Business Combination. Accordingly, the ROCG Board unanimously determined that the Business Combination and the transactions contemplated by the Merger Agreement are advisable and in the best interests of ROCG and its stockholders.
This explanation of ROCG’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”
Sponsors’ Prior SPAC Experience
The Sponsors of ROCG and our management team have extensive history in capital markets transactions and with special purpose acquisition companies. Our management team is led by partners of both Roth and Craig-Hallum who have over 100 years of combined operational, deal-making and investment experience. Our mission is to unlock value for our stockholders by identifying an acquisition target in the business services, consumer, healthcare, technology, wellness or sustainability sectors. Given the experience of our management team in these sectors, we believe we have significant resources to identify, diligence, and structure transactions that could be favorable for stockholders.
We believe our management team’s backgrounds and experience working at Roth and Craig-Hallum’s unique sourcing infrastructure, provide us with the ability to identify transactions and target businesses that can succeed as publicly traded companies. Additionally, over the course of their careers, the members of our management team and our affiliates have developed extensive networks of contacts and corporate relationships that we believe provide us with an important source of initial business combination opportunities.
Given the experience and expertise of our team members and their affiliated firms, the Sponsors decided to sponsor its first special purpose acquisition company, Roth CH Acquisition I Co., in February of 2019, and have closed three business combinations by blank check special purpose acquisition companies sponsored and managed by substantially similar teams. The following is a brief summary of those business combinations and the post-closing trading activity of the combined companies.
Roth CH Acquisition I Co.
Roth CH Acquisition I Co. (NASDAQ: ROCH, ROCHU, ROCHW) was jointly managed by substantially the same group of affiliates of Roth and Craig-Hallum as the Sponsors and the ROCG management team. Its initial public offering closed on May 4, 2020, raising approximately $76.5 million. On March 17, 2021, Roth CH Acquisition I Co. consummated its initial business combination with PureCycle Technologies, Inc. (“Purecycle”). PureCycle holds the exclusive global license to commercialize the only patented solvent-based purification recycling technology for restoring waste polypropylene into virgin-like resin. This process, developed by The Procter & Gamble Company, and commercialized by PureCycle, is both more cost-efficient and environmentally sustainable than the traditional manufacturing process of producing virgin polypropylene, utilizing approximately 75% less energy.
Roth CH Acquisition I Co. acquired PureCycle at a pro forma equity value of $1.2 billion and an enterprise value of approximately $826.0 million. The consideration paid consisted of approximately $835.0 million in new common stock of Roth CH Acquisition I Co. issued to then current holders of PureCycle at a value of $10.00 per share. The transaction included a $250.0 million PIPE transaction at $10.00 per share. The merger closed on March 17, 2021, and the combined company began trading on the Nasdaq Capital Markets on March 18, 2021, with an opening price of $31.64 per share for its common stock under the symbol “PCT” and $17.50 per warrant under the symbol “PCTTW” for its warrants, each to purchase one share of PCT common stock at $11.50 per share. On June 15, 2021, ninety days following the closing of the business combination, the closing price of PCT common stock was $19.03 per share and the closing price of PCTTW warrants was $8.94 per warrant. On February 10, 2023 the closing price of PCT common stock was $7.98 per share and the closing price of PCTW warrants was $3.15 per warrant.
Roth CH Acquisition II Co.
Roth CH Acquisition II Co. (NASDAQ: ROCC, ROCCU, ROCCW) was also jointly managed by substantially the same group of affiliates of Roth and Craig-Hallum as the Sponsors and the ROCG management team. Its initial public offering closed on December 15, 2020, raising approximately $115.0 million. On July 28, 2021, Roth CH Acquisition II Co consummated its initial business combination with Reservoir Media, Inc. (“Reservoir”). Founded in 2007, Reservoir is an award-winning independent music company. Reservoir’s music publishing catalog consists of more than 130,000 copyrights and is diverse across genre, geography, and time period with titles dating as far back as 1900, and hundreds of #1 releases worldwide. Reservoir’s music publishing catalog is complemented by its frontline creative business, a collection of songwriters and artists retained and fronted by Reservoir. Reservoir’s recorded music business consists of more than 26,000 sound recordings.
Roth CH Acquisition II Co. acquired Reservoir at a pro forma enterprise value of approximately $788.0 million. The consideration paid consisted of approximately $447.0 million in new common stock of Roth CH Acquisition II Co. issued to then current holders of Reservoir at $10.00 per share. The transaction additionally included a $150.0 million PIPE transaction at $10.00 per share. The merger closed on July 28, 2021, and the combined company began trading on the Nasdaq Capital Markets on July 29, 2021, with an opening price of $9.38 per share for its common stock under the symbol “RSVR” and $1.49 per warrant under the symbol “RSVRW” for its warrants, each to purchase one share of RSVR common stock at $11.50 per share. On October 27, 2021, ninety days following the closing of the business combination, the closing price of RSVR common stock was $8.76 per share and the closing price of RSVRW warrants was $1.88 per warrant. On February 10, 2023 the closing price of RSVR common stock was $7.21 per share and the closing price of RSVRW warrants was $1.66 per warrant.
Roth CH Acquisition III Co.
Roth CH Acquisition III Co. (NASDAQ: ROCR, ROCRU, ROCRW) was also jointly managed by substantially the same group of affiliates of Roth and Craig-Hallum as the Sponsors and the ROCG management team. Its initial public offering closed on March 5, 2021, raising approximately $115.0 million. On February 14, 2022, Roth CH Acquisition III Co. consummated its initial business combination with QualTek Services Inc. (“QualTek”). Founded in 2012, QualTek is a technology driven provider of infrastructure services to the 5G wireless, telecom, and renewable energy sectors across North America. QualTek has a national footprint with more than 80 operation centers across the United States and Canada and a workforce of over 5,000 people.
Roth CH Acquisition III Co. acquired QualTek at a pro forma enterprise value of approximately $829.0 million. The consideration paid consisted of approximately $307.0 million in equity of a newly created subsidiary of Roth CH Acquisition III Co. exchangeable for shares of common stock of Roth CH Acquisition III Co. to then current holders of QualTek at an implied value of $10.00 per share. The transaction additionally included a $44.4 million pre-closing PIPE and a PIPE transaction that closed simultaneously with the business combination including the sale of approximately $41.4 million in common stock at $10.00 per share and $125 million in convertible notes with an initial conversion price of $10.00 per share. The merger closed on February 14, 2022, and the combined company began trading on the Nasdaq Capital Markets on February 15, 2022, with an opening price of $9.80 per share for its common stock under the symbol “QTEK” and $0.65 per warrant under the symbol “QTEKW” for its warrants, each to purchase one share of QTEK common stock at $11.50 per share. On May 16, 2022, ninety days following the closing of the business combination, the closing price of QTEK common stock was $2.11 per share and the closing price of QTEKW warrants was $0.42 per warrant. On February 10, 2023 the closing price of QTEK common stock was $0.42 per share and the closing price of QTEKW warrants was $0.0368 per warrant.
Certain Projected Information
Tigo does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, Tigo provided its internally derived estimated revenue, gross profit, operating income and adjusted EBITDA for the year ending December 31, 2023 (the “Tigo Forecasts”) to ROCG for use as a component of its overall evaluation of Tigo. The Tigo Forecasts were prepared solely for internal use and not with a view toward public disclosure or compliance with the published guidelines of the SEC regarding projections or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of Tigo’s management, the financial projections were prepared on a reasonable basis and reflected the then current information reasonably available to Tigo management with respect to the expected future financial performance of Tigo.
The Tigo Forecasts are not included in this proxy statement/prospectus to induce any stockholders to vote in favor of any of the proposals presented at the Special Meeting and should not be regarded as an indication that ROCG, Tigo, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The Tigo Forecasts are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. The Tigo Forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to place undue reliance on the Tigo Forecasts in making a decision regarding the transaction, as such forecasts may be materially different than actual results.
The primary assumptions made in connection with the Tigo Forecasts are discussed below, but you should note that the Tigo Forecasts reflect numerous assumptions, including general business, economic, market, regulatory and financial conditions, competitive uncertainties, operational assumptions and other future events, in addition to matters specific to Tigo’s business, all of which are difficult to predict and many of which are beyond Tigo’s and ROCG’s control, such as assumptions with respect to the consummation of the Business Combination, and the other risks and uncertainties contained in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tigo” and “Cautionary Note Regarding Forward-Looking Statements.” Accordingly, the Tigo Forecasts are inherently subject to significant uncertainties and contingencies, many of which are beyond Tigo’s and ROCG’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Tigo Forecasts, as further described in the section titled “Risk Factors — Risks Related to our Business and our Industry — Risks Related to our Financial Condition and Liquidity — Our financial projections included in this proxy statement/prospectus rely in large part upon assumptions and analyses developed by us. If these assumptions prove to be incorrect, our actual operating results may differ materially from the forecasted results.” Furthermore, the Tigo Forecasts do not take into account any circumstances or events occurring after the date they were prepared.
Tigo has not made, and does not intend to make, any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the Tigo Forecasts to anyone, including ROCG. None of Tigo or its board of directors, officers, management or any other representative of Tigo has made or makes any representation to any person regarding Tigo’s ultimate performance compared to the information contained in the Tigo Forecasts. Although presented with numerical specificity, the Tigo Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Tigo’s management including, among other things, the matters described in the sections of this proxy statement/prospectus titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Accordingly, the Tigo Forecasts should not be looked upon as “guidance” or “fact” of any sort and should not be relied upon as being necessarily indicative of future results. We do not plan to refer back to the Tigo Forecasts in our future periodic reports filed under the Exchange Act.
The Tigo Forecasts were prepared by, and are the responsibility of, Tigo’s management. Neither Frank, Rimerman + Co. LLP, Tigo’s independent registered public accounting firm, nor Marcum LLP, ROCG’s independent registered public accounting firm, have reviewed, examined, compiled or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim association with, the information. The report of Frank, Rimerman + Co.

LLP included in this proxy statement/prospectus relates to Tigo’s historical audited consolidated financial statements and does not extend to the unaudited prospective financial information and should not be read to do so.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR TIGO, ROCG UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.
The key elements of the projections provided by management of Tigo to ROCG are summarized in the table below:
(In thousands)	Fiscal Year 2023E
Revenue	$139,031
Gross profit	52,751
Operating income	29,695
Adjusted EBITDA(1)	30,253

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, and further adjusted to exclude stock-based compensation expense and items that are not indicative of ongoing operations (such as merger and acquisition expenses). Adjusted EBITDA is a supplemental measure that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined in accordance with GAAP. For more information regarding our use of this measure and a reconciliation to the nearest applicable GAAP measure, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tigo — Non-GAAP Information.”

Tigo management prepared the Tigo Forecasts in August 2022 for the year ending December 31, 2023 by assessing Tigo’s then current business and the quickly evolving nature of Tigo’s industry. The projections were prepared to provide the ROCG management team and board of directors with an outlook for Tigo’s revenue path over the one-year period and to identify critical resources necessary to grow revenue from key markets, including MLPE, inverter and storage solutions. The one-year forecast period was selected because Tigo management believed this period supported a comparable trading multiple analysis against Tigo’s peers, as analyst projections for comparable companies were also over the same time period. This one-year forecast period allowed Tigo management to consider trends based on more recent data, which Tigo management believed to be more representative of current market conditions.
Tigo’s process for preparing the Tigo Forecasts was collaborative across the organization and underwent multiple levels of review before being finalized with executive leadership. Such process included assessment of existing revenue streams, demands and costs based on current contracts and sales data, review of and comparison with industry statistics, and evaluation of growth initiatives and business plans, including the Company’s EI solutions.
In developing the Tigo Forecasts, the management team of Tigo gave consideration to numerous significant assumptions and estimates for the period covered by the Tigo Forecasts, including:

•
Tigo’s Energy Intelligence solution (“EI solution”), which includes an inverter, battery, automatic transfer switch (“ATS”) and software that enables storage of excess solar power for later use, including as a home power backup system, comprising approximately 28% of Tigo’s revenue for the year ending December 31, 2023, while only constituting a de minimis amount of revenue at the time such projections were made, due to the following assumptions:

•
Tigo’s new and existing customers accepting and adopting Tigo’s EI solution due, in part, to Tigo’s increased sales and marketing efforts;

•
Tigo’s revenues in Europe, which constituted approximately 41% of revenue for the year ended December 31, 2021, continuing to increase upon introduction of Tigo’s EI solution in the third quarter of 2022 as a result of energy scarcity due, in part, to the ongoing conflict between Russia and Ukraine;

•
Tigo’s new and existing customers continuing to adopt renewable energy technologies due, in part, to climate change concerns and reduced reliance on fossil fuels;

•
Marketplace awareness and acceptance of the advantages of Tigo’s DC to DC solar panel to storage system compared to an AC to DC solar panel storage system;

•
Tigo’s market share percentage of the inverter market and battery attachment rates expressed as the number of battery systems sold per inverter;

•
Tigo’s ability to expand its total addressable market by significantly expanding its sales in the U.S. residential market through offerings with U.S. residential solar service providers, due to the following assumptions:

•
Tigo’s market share relative to competition continuing to expend due to its investments in sales, marketing and research and development;

•
the Bookings, which represent the value of new purchase orders received during a fiscal period to be delivered in the future, that Tigo has received are indicative of future revenue growth;

•
The passage of Net Energy Metering 3.0 (“NEM 3.0”) by the California Public Utilities Commission, which grants certain incentives to install batteries as part of a solar panel solution;

•
Marketplace awareness and acceptance of the advantages of Tigo’s DC to DC solar panel to storage system compared to an AC to DC solar panel storage system;

•
Tigo’s market share percentage of the inverter market and battery attachment rates expressed as the number of battery systems sold per inverter;

•
that Tigo’s increases in revenue will grow faster than its operational expenses, due to the following assumptions:

•
sales of Tigo’s EI solution will increase and, as a result of the EI solution’s higher per unit price than Tigo’s other offerings, Tigo’s revenues will correspondingly increase;

•
new and existing customers will continue to accept and embrace alternative energy solutions due, in part, to government incentives and subsidies and climate change;

•
Certain costs within operational expenses are more fixed in nature and do not need to increase at the same rate as revenue increases;

•
the continued increase in the size of the total addressable and serviceable markets due to continuing concerns over climate change, reliance on foreign sources of energy and a desire by countries to provide solar incentives to businesses and consumers to lessen reliance on fossil fuels;

•
continued investment in research and development to enable the introduction of future products with feature improvements in the areas of voltage, current and software capabilities, enabling Tigo to maintain the competitiveness of Tigo’s product offerings and solutions relative to those of its competitors;

•
Tigo’s ability to continue to expand its sales team in the Americas, led by Tigo’s focus on increasing the hiring of its sales team for the year ended December 31, 2022, and other regions of the world due to an increase in product demand and the expansion of its product offerings; and

•
expected hiring plans and operating expenses, including increases in costs to support growth.

The projected increase in revenue is based on a variety of operational assumptions, including increased penetration in the residential market in the U.S. and the significant adoption of our EI offerings globally.

The revenue projection assumes that markets for our products and solutions will continue to develop in accordance with management’s expectations and that our revenues will continue to grow faster than our operational expenses. Management’s expectations of future market growth assume the reduced reliance on fossil fuels, the continued offering of government subsidies and incentives and that our customers will continue to adopt and accept renewable energy technologies. Factors that may affect Tigo’s projected revenue growth are changes in the volume and average sales prices of its products and solutions and the ability to offer products, solutions that meet the expectations of the constantly evolving solar industry and the failure of a market to develop as expected, or at all, for energy storage solutions as this is a relatively new market.
The projected increase in gross profit is driven primarily by higher revenue and margin expansion from sales to U.S. residential customers and offerings of our EI solution. Factors that affect Tigo’s gross profit are average selling prices, product cost, product mix, customer mix, warranty costs and freight costs.
The projected improvement in operating income is driven primarily by leveraging fixed operating expenses over a wider revenue base and growing variable expenses at a lower rate than revenue growth.
The projected improvement in Adjusted EBITDA is driven primarily from operating income growth and the leveraging our outsourced business model to maintain low capital expenditure requirements.
ROCG management and Tigo management were in regular contact by phone and email between October 2022 and December 2022, and discussed Tigo’s operations, its execution on its business plan, the timing of the Business Combination and related matters. As part of these discussions, Tigo management shared with ROCG management how the Tigo business was growing and the expected sources of growth. Some of the information shared included current sales volumes, sales bookings, product offerings and profitability metrics.
The Tigo Forecasts formed only a part of the diligence undertaken by ROCG’s management and the ROCG Board in connection with the approval of the Business Combination and the ROCG Board’s recommendation to the ROCG stockholders. The Tigo Forecasts were one of several inputs in the evaluation of the Business Combination that were considered by the ROCG Board. Other inputs included customer calls, site visits and interviews with management and its board of directors. See also the section of this proxy statement/prospectus titled “The Business Combination — Recommendation of the ROCG Board of Directors and Reasons for the Business Combination.” In light of the number and variety of factors considered by the ROCG Board, the ROCG Board did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to any of the foregoing inputs and based its decision on all of the information available and the factors presented to and considered by it.
At the time of the approval of the Business Combination transaction, the ROCG Board was fully aware of the subjective nature of the Tigo Forecasts, and the fact that the Tigo Forecasts reflect numerous assumptions including, but not limited to, general market conditions, operational costs and regulatory changes. The ROCG Board was also aware that the Tigo Forecasts did not provide a guarantee of Tigo’s ultimate performance as Tigo has not made and does not intend to make representations or warranties regarding the accuracy, reliability, appropriateness, or completeness of the Tigo Forecasts to anyone. As discussed elsewhere in this proxy statement/prospectus, the Tigo Forecasts represented only one of the various factors considered by the ROCG Board in approving the Business Combination and recommending that ROCG stockholders approve the transaction, and the ROCG Board did not place an undue reliance on the Tigo Forecasts.
Satisfaction of 80% Test
The Nasdaq rules require that ROCG’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of ROCG’s signing a definitive agreement in connection with its initial business combination. As of December 5, 2022, the date of the execution of the Merger Agreement, the value of the net assets held in the Trust Account was approximately $117.8 million and 80% thereof represents approximately $94.2 million. In reaching its conclusion that the Business Combination meets the 80% asset test, ROCG used as a fair market value the fully diluted enterprise value of approximately $600.0 million, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement. The enterprise value consists of an implied equity value of approximately $600.0 million. In determining whether the enterprise value described above represents the fair market value of Tigo, ROCG considered all of the factors described in this section and the section of this proxy statement/prospectus entitled “The Merger Agreement” and the fact that the purchase price for Tigo was the result of an arm’s length negotiation. As a result, ROCG concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account).
Interests of ROCG’s Sponsors, Directors and Officers in the Business Combination
In considering the recommendation of the ROCG Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsors, which include ROCG’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of ROCG stockholders generally. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•
unless ROCG consummates an initial business combination, the Sponsors and ROCG’s officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds from the ROCG IPO and private placement not deposited in the Trust Account. As of January 31, 2023, no such reimbursable out-of-pocket expenses have been incurred;

•
with certain limited exceptions, 50% of ROCG’s Founder Shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of our initial business combination and the date the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and the remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of our initial business combination or earlier in either case if, subsequent to our initial business combination, we complete a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of our shareholders having the right to exchange their shares of common stock for cash, securities or other property;

•
based on the difference in the purchase price of $0.0087 that the Sponsors paid for the Founder Shares, as compared to the purchase price of $10.00 per public unit sold in the IPO, the Sponsors may earn a positive rate of return even if the share price of the Combined Company after the closing of a business combination falls below the price initially paid for the public units in the ROCG IPO and the public investors experience a negative rate of return following the closing of a business combination;

•
the fact that Sponsors paid an aggregate of $25,000 (or approximately $0.0087 per share) for their 2,875,000 Founders Shares and such securities may have a value of $28,750,000 at the time of a business combination. Therefore, the Sponsors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Further, the Founder Shares have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

•
the fact that the Sponsors currently hold 461,500 private placement units, each unit consisting of one share of common stock and one-half of one redeemable warrant, which private placement units were purchased at a price of $10.00 per unit, or an aggregate value of $4,615,000 and which have no redemption rights upon ROCG’s liquidation and will be worthless if no business combination is effected;

•
the fact that the Sponsors have entered into a sale and purchase agreement with Tigo, pursuant to which, Tigo has agreed to purchase 1,645,000 shares of ROCG common stock and 424,000 Private

Placement Units in exchange for an amount equal to $2,300,000, such purchased equity to be cancelled on the books and records of ROCG at the effective time of the Merger, which sale would not take place of and will be worthless if the Business Combination is not consummated;

•
the fact that Roth, an affiliate of the Sponsors, has entered into the BCMA Termination Agreement to terminate the BCMA, by and among ROCG, Roth and Craig-Hallum in exchange for the termination for the BCMA in exchange for up to 300,000 shares of ROCG common stock. Pursuant to the BCMA Termination Agreement, at the Closing, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000 with “Equity Raised” defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share;

•
the fact that, if the Trust Account is liquidated, including in the event we are unable to consummate the Business Combination or an initial business combination within the Completion Window, the Sponsors have agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third-party vendors or service providers (other than our independent registered public accounting firm) for services rendered or products sold to us, but only if such target business, vendor or service provider has not executed a waiver of any and all of its rights to seek access to the Trust Account;

•
the fact that, the Sponsors must repay the full amount of the expenses advanced by Tigo to extend the period for ROCG to consummate a Business Combination pursuant to the Promissory Note. As of February 10, 2023, the principal balance of the Promissory Note was $81,590.55;

•
the fact that the Sponsors, currently hold an aggregate of 2,875,000 Founder Shares and 461,500 Private Placement Units. As of February 10, 2023, the Founder Shares had an aggregate market value of approximately $29.7 million and the Private Placement Units had an aggregate market value of approximately $4.8 million, based on a market price of $10.33 per share of Common Stock on February 10, 2023 and a market price of $10.4441 per Unit on February 10, 2023;

•
the fact that, following the transactions contemplated by the Sale and Purchase Agreement and BCMA Termination Agreement, the Sponsors will have an aggregate of approximately $18.5 million at risk depending on the completion of the Business Combination, including (i) the receipt of $2.3 million in exchange for the securities sold to Tigo pursuant to the Sale and Purchase Agreement and (ii) holding an aggregate of 1,530,000 shares of ROCG common stock with aggregate market value of approximately $15.8 million as of February 10, 2023 and 37,500 Private Placement Units with aggregate market value of approximately $0.4 million as of February 10, 2023;

•
the continued indemnification of ROCG’s executive officers and directors and the continuation of ROCG’s executive officers’ and directors’ liability insurance following the consummation of the Business Combination; and

•
the fact that in connection with the execution of the Merger Agreement, the Sponsors have agreed, for no consideration, not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination Proposal and such Founder Shares will be worthless if no business combination is effected by ROCG by the end of the Completion Window.

Interests of Tigo’s Directors and Executive Officers in the Business Combination
When you consider the recommendation of the ROCG Board in favor of approval of the Business Combination Proposal, you should keep in mind that Tigo’s directors and executive officers may have interests in the Business Combination that are different from, or in addition to (and which may conflict with), those of ROCG’s stockholders and Tigo’s shareholders generally. These interests include, among other things, the interests listed below:
•
The following individuals who are currently executive officers of Tigo are expected to become executive officers of the Combined Company upon the Closing, serving in the offices set forth opposite their names below. Such persons would be entitled to compensation and expected grants of equity awards covering the Combined Company common stock that the board of directors of the Combined Company (the “Combined Company Board”) will grant following the consummation of the Business Combination. See “Management of the Combined Company following the Business Combination.”

Name	Position
Zvi Alon	Chairman of the Board and Chief Executive Officer
Anita Chang	Chief Operating Officer
Bill Roeschlein	Chief Financial Officer
Jing Tian	Chief Growth Officer
James (JD) Dillon	Chief Marketing Officer

•
The following individuals who are currently members of the board of directors of Tigo are expected to become members of the Combined Company Board upon the Closing. Upon the consummation of the Business Combination, the Combined Company Board intends to approve a non-employee director compensation program, to which such persons would be entitled, if adopted and approved. See “Management of the Combined Company following the Business Combination.”

Name
Zvi Alon	Chairman of the Board and Chief Executive Officer
Michael Splinter	Director Nominee
Stanley Stern	Director Nominee
John Wilson	Director Nominee
Tomer Babai	Director Nominee
Joan C. Conley	Director Nominee

•
Tigo’s current executive officers and directors hold an aggregate of                 shares of Tigo common stock, which will be exchanged for an aggregate of                 shares of common stock of the Combined Company in the no further redemptions scenario or                 shares of common stock of the Combined Company in the 100% redemptions scenario. Using a price of $10.00 per share imputed in the transaction, such shares of common stock of the Combined Company will have a value of $      million or $      million, respectively, as of the Closing.

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination assuming no further redemptions. Where actual amounts are not known or knowable, the figures below represent Tigo and ROCG’s good faith estimate of such amounts assuming a Closing as of [           ], 2023.
Sources ($ in Millions)		Uses
ROCG Cash*	$24.4	New Equity to Tigo	$600.0
Cash from Tigo	44.0	Transaction Expenses	9.0
		Purchase of ROCG Founder Shares	2.3
New Equity to Tigo	600.0	Cash to Balance Sheet	57.1
Total Sources	$668.4	Total Uses	$668.4

The following table summarizes the sources and uses for funding the Business Combination assuming ROCG stockholders exercise their redemption rights assuming maximum redemptions. Where actual amounts are not known or knowable, the figures below represent Tigo and ROCG’s good faith estimate of such amounts assuming a Closing as of [           ], 2023.
Sources ($ in Millions)		Uses
ROCG Cash	$0	New Equity to Tigo	$600.0
Cash from Tigo	44.0	Transaction Expenses	9.0
		Purchase of ROCG Founder Shares	2.3
New Equity to Tigo	600.0	Cash to Balance Sheet	32.7
Total Sources	$644.0	Total Uses	$644.0

*
The amount of ROCG Cash reflects the amount in ROCG’s Trust Account as of January 31, 2023.

REGULATORY APPROVALS REQUIRED FOR THE BUSINESS COMBINATION
Completion of the Business Combination is subject to approval under the HSR Act. Each of Tigo and ROCG has agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Merger Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Merger Agreement.
HSR Act
Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and all statutory waiting period requirements have been satisfied. On December 16, 2023, ROCG and Tigo filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The related HSR Act waiting period expired on January 17, 2023.
At any time before or after the completion of the Business Combination, the Antitrust Division, the FTC or foreign antitrust authorities could take action under the U.S. or foreign antitrust laws, including seeking to prevent the Business Combination, to rescind the Business Combination or to clear the Business Combination subject to the divestiture of assets of ROCG or Tigo or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of ROCG or Tigo or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.
There can be no assurances that the regulatory approvals discussed above will be received on a timely basis, or as to the ability of ROCG and Tigo to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals.

ANTICIPATED ACCOUNTING TREATMENT
Under both the no further redemption and maximum redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Tigo has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) Tigo’s stockholders will have 93.5% of the voting power under the no further redemption scenario and 97.6% of the voting power under the maximum redemption scenario; (ii) Tigo’s existing directors will comprise the board of directors of the Combined Company; (iii) Tigo’s existing management will comprise the management of the Combined Company; (iv) Tigo will comprise the ongoing operations of the Combined Company; (v) Tigo is the larger entity based on historical revenues and business operations; and (vi) the Combined Company will assume Tigo’s name.
Under this method of accounting, ROCG will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Tigo issuing stock for the net assets of ROCG, accompanied by a recapitalization. The net assets of ROCG will be stated at historical cost, with no goodwill or other intangible assets recorded.

PUBLIC TRADING MARKETS
The ROCG common stock is listed on the Nasdaq under the symbol “ROCG.” ROCG’s public warrants are listed on the Nasdaq under the symbol “ROCGW.” ROCG’s units are listed on the Nasdaq under the symbol “ROCGU.” Following the Business Combination, the Combined Company’s common stock (including common stock issuable in the Business Combination) will be listed on the Nasdaq under the symbol “TYGO” and the Combined Company’s public warrants will be listed on the Nasdaq under the symbol “TYGOW.”

THE MERGER AGREEMENT
This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about ROCG or Tigo. Such information can be found elsewhere in this proxy statement/prospectus.
Effects of the Business Combination
As a result of the Business Combination, Merger Sub will merge with and into Tigo, with Tigo surviving the Business Combination as a wholly owned subsidiary of ROCG. The Proposed Charter set forth as Annex B to this proxy statement/prospectus will be the charter of the Combined Company. The parties will take all actions necessary so that the bylaws of the Combined Company will be amended and restated to be as set forth as Annex C to this proxy statement/prospectus.
Merger Consideration; Treatment of Tigo Equity Awards
Consideration; Conversion of Securities
As part of the Business Combination, Tigo equityholders (including holders of warrants and options) will receive 60,000,000 newly issued shares of ROCG common stock at an assumed value of $10.00 per share. Assuming a value of $10.00 per share of ROCG common stock, which is the price at which ROCG completed its IPO in August of 2021, the aggregate merger consideration implies an aggregate equity value for Tigo of approximately $600.0 million. Under the terms of the Merger Agreement, immediately prior to the Effective Time, Tigo will cause each share of Tigo preferred stock issued and outstanding to be automatically converted into a number of shares of Tigo common stock in accordance with Tigo’s charter (the “preferred stock conversion”) and (y) use reasonable best efforts to cause the “cashless” exercise of Tigo warrants for Tigo common stock (the “warrant exercise”). As of February 10, 2023, the holders of approximately 88.5% of Tigo warrants have delivered consent to ‘‘cashless’’ exercise their warrants for Tigo shares.
Under the terms of the Merger Agreement, immediately prior to the Effective Time, Tigo will complete the preferred stock conversion, where each share of Tigo preferred stock issued and outstanding will be automatically converted into a number of shares of Tigo common stock in accordance with Tigo’s charter.
At the Effective Time:

•
each share of Tigo common stock issued and outstanding immediately prior to the Closing (including shares of Tigo common stock issued in the preferred stock conversion and warrant exercise prior to the Closing, but excluding shares owned by Tigo or any direct or indirect wholly owned subsidiary of Tigo as treasury stock, shares owned by ROCG and any dissenting shares) will be cancelled and converted into the right to receive a number of shares of ROCG common stock equal to the Exchange Ratio;

•
each outstanding warrant to purchase Tigo stock, whether or not exercisable, will be converted into a warrant to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo warrant immediately prior to the Closing and (y) the Exchange Ratio;

•
each outstanding Tigo stock option, whether vested or unvested, will be converted into an option to purchase a number of shares of ROCG common stock equal to the product of (x) the number of shares of Tigo common stock underlying such Tigo stock option immediately prior to the Closing and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of Tigo common stock underlying such Tigo stock option immediately prior to the Closing divided by (B) the Exchange Ratio.

The “Exchange Ratio” is the quotient of (x) the aggregate merger consideration of 60,000,000 shares of ROCG common stock, divided by (y) the number of shares of Tigo common stock and Tigo preferred stock outstanding immediately prior to the Effective Time, expressed on a fully diluted and as-converted basis to Tigo’s common stock, and including, without duplication, (i) the number of shares of Tigo’s common stock issued or issuable in the preferred stock conversion, including through dividends, and (ii) the aggregate number of shares issuable upon the exercise of all Tigo options, whether vested or unvested, and warrants outstanding immediately prior to the Effective Time in accordance with their respective terms and on a cashless exercise basis. Based on the number of shares of Tigo capital stock outstanding and issuable upon the net exercise of all outstanding Tigo warrants and stock options the estimated Exchange Ratio is approximately 0.2373, assuming that L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing, and 0.2356 if L1 Energy does exercise such right prior to the Closing.
The total percentage of shares of ROCG common stock expected to be held by holders of Tigo capital stock on a fully diluted basis upon the Closing is approximately 6.5%, assuming no ROCG public stockholder exercises redemption rights in connection with completion of the Business Combination.
Fractional Shares.
No fractional shares of ROCG common stock will be issued by virtue of the Business Combination or the other transactions contemplated by the Merger Agreement. Each person who would otherwise be entitled to a fraction of a share of ROCG common stock (after aggregating all fractional shares of ROCG common stock that otherwise would be received by such holder) will have such fractional share rounded down to the nearest whole share
Ownership Allocation.
In connection with the Merger Agreement, no more than five business days before the Closing Date, Tigo will deliver to ROCG a statement setting forth its calculations of, among other things, (i) the aggregate fully diluted Tigo common shares, (ii) the Exchange Ratio (including the calculation of each component thereof together with reasonable supporting detail and documentation), and (iii) the number of shares of ROCG common stock that each applicable holder is entitled to receive upon the Closing (the “Ownership Allocation”). Subject to comments by ROCG on such Ownership Allocation, ROCG will be entitled to conclusively rely on the information in the Ownership Allocation in issuing the merger consideration to Tigo stockholders and converting the Tigo stock options and warrants, into Combined Company stock options and warrants.
Closing and Effective Time of the Business Combination
The Closing will take place remotely at a time and date to be specified in writing by the parties to the Merger Agreement, no later than the second business day following the satisfaction or waiver of each of the conditions to Closing (other than those conditions which can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions at Closing) or at such other date, time or place as may be agreed by Tigo and ROCG. See “— Conditions to the Business Combination” beginning on page 240 for a more complete description of the conditions that must be satisfied prior to the Closing.
On the Closing Date, Tigo and ROCG will effect the Business Combination by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such other time as may be agreed by Tigo and ROCG and specified in such certificate of merger. The time at which the Business Combination becomes effective is sometimes referred to in this proxy statement/prospectus as the “Effective Time.”
As of the date of this proxy statement/prospectus, Tigo and ROCG expect that the Business Combination will be effective during the second quarter of 2023. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by June 30, 2023, the Merger Agreement may be terminated by either Tigo or ROCG. See “— Termination” beginning on page 243 for a more complete description of the termination rights of the parties.
Covenants and Agreements
Conduct of Tigo’s Business Prior to the Completion of the Business Combination
Tigo agreed that, from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, except as required by law, for certain actions permitted to be taken under the Merger Agreement, as consented to by ROCG, in connection with a Capital Raising Transaction (defined below), or as otherwise set forth in the Merger Agreement, it will carry on its business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve substantially intact its present business organization, keep available the services of its present officers and key employees and maintain and preserve the assets, properties, goodwill and relationships with customers, suppliers, partners, distributors, licensors, licensees, and others with which it has material business dealings.
In addition to the general covenants above, except as set forth in the Merger Agreement, Tigo has agreed that from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, it will not, and will not permit its subsidiaries to:
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change or amend its certificate of incorporation or bylaws in a manner that would increase the merger consideration payable to the stockholders of Tigo;

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make or declare any dividend or distribution to the stockholders of Tigo or make any other distributions in respect of any of Tigo capital stock or equity interests, other than any dividends or distributions from any wholly owned subsidiary of Tigo to Tigo or any other wholly owned subsidiary of Tigo;

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split, combine, reclassify, recapitalize, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities or otherwise amend any terms of any shares or series of Tigo capital stock or equity interests in a manner that would increase the merger consideration payable to the stockholders of Tigo;

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reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Tigo or its subsidiaries, except for (i) the acquisition by Tigo of any shares of capital stock, membership interests or other equity interests of Tigo or its subsidiaries or of any Tigo stock options in connection with the forfeiture or cancellation of such interests or stock options upon the terms set forth in the underlying agreements governing such equity securities, (ii) the acquisition by Tigo of shares of Tigo common stock in connection with the surrender of shares of Tigo common stock by holders of Tigo stock options in order to pay the exercise price of Tigo stock options, (iii) the withholding of shares of Tigo common stock to satisfy tax obligations with respect to Tigo stock options or warrants, and (iv) any redemption or purchase of any equity interests of Tigo or its subsidiaries, whether in a single transaction or a series of transaction, with an aggregate value not to exceed $1,000,000;

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enter into, modify in any material respect or terminate (other than any expiration in accordance with its terms) any material contract, or real property lease, in each case, other than in the ordinary course of business or as required by law;

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sell, assign, transfer, convey, lease, grant or encumber, or otherwise dispose of or authorize the sale, assignment, transfer, conveyance, lease, grant or encumbrance of (A) any material tangible assets or properties of Tigo and its subsidiaries, taken as a whole, except for (i) the sale of inventory, goods or services in the ordinary course of business, (ii) the sale or other disposition of assets or equipment deemed by Tigo in its reasonable business judgement to be obsolete or no longer be material to the business of Tigo and its subsidiaries, or (iii) transactions in the ordinary course of business, or (B) any shares of any class of capital stock of, or any equity interests in, Tigo or any subsidiary of Tigo, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of Tigo or any subsidiary of Tigo, except for (i) increases to share capital of subsidiaries of Tigo in the ordinary course of business, (ii) the exercise or settlement of any Tigo stock option in the ordinary course of business, or (iii) the grant of Tigo stock option pursuant to Tigo’s equity incentive plans, with an exercise price that is intended to be no less than the fair market value of the underlying Tigo common stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable, in substantially the forms previously made available to ROCG, with no materially different terms from those set forth in such forms, including a thirty-six (36) month vesting period with a one (1) year cliff and annual partial vesting thereafter;
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except for the acquisition of the issued and outstanding equity interest of ForeSight Energy, Ltd., acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a substantial portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof if such acquisition, merger, or consolidation would require such entity’s financial statements to be included in this proxy statement/prospectus pursuant to Rule 3-05 of Regulation S-X under the Securities Act;

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acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other entity that would require such entity’s financial statements to be included in this proxy statement/prospectus pursuant to Rule 3-05 of Regulation S-X under the Securities Act;

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incur or assume any indebtedness for borrowed money, except as incurred between Tigo and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries, or otherwise in an aggregate amount not to exceed $1,000,000;

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(i) make or change any material election in respect of material taxes, (ii) materially amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any material closing agreement in respect of material taxes executed on or prior to the Closing Date, (v) settle any claim or assessment in respect of material tax liabilities, (vi) surrender any right to claim a material refund of taxes or (vii) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment (other than any extension pursuant to an extension to file any tax return);

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knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to cause the Business Combination to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, to which each of ROCG, Merger Sub and Tigo are parties under Section 368(b) of the Code and the Treasury Regulations and as a transaction that qualifies under Section 351 of the Code;

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adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Tigo or its subsidiaries (other than the transactions contemplated by the Merger Agreement, including the Business Combination);

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settle any pending or threatened legal action, (i) if such settlement would require payment by Tigo in an amount greater than $2,000,000 individually or in the aggregate together with any other settlement of any pending or threatened legal action, (ii) to the extent such settlement includes an agreement to accept or concede injunctive relief or (iii) to the extent such settlement involves a governmental authority or alleged criminal wrongdoing;

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enter into or extend any collective bargaining agreement or similar labor agreement to which Tigo or its subsidiaries is a party or by which it is bound, other than entry into such agreement in the ordinary course of business or as required by applicable law;

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terminate without replacement or amend in a manner materially detrimental to Tigo and its subsidiaries, taken as a whole, any material insurance policy insuring the business of Tigo or any of Tigo’s subsidiaries;

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except for certain employment agreements and severance agreements for key employees of Tigo disclosed on the disclosure letter to the Merger Agreement or as required under applicable Law or the terms of any Tigo benefit plan as in effect on the date hereof (A) grant any material increase in the compensation, incentives or benefits (including severance) payable or to become payable to any current or former director, officer, employee or consultant of Tigo or any Subsidiary of Tigo, other than market performance-based increases to salary or cash incentives in the ordinary course of business consistent with past practice, (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or severance agreement with any such individual, other than employment and severance agreements to be entered into with Tigo’s executive officers, (C) accelerate the funding, payment, or vesting of any compensation or benefits, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees;
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hire any employee or retain the independent contractor services of any individual whose individual base cash compensation is expected to exceed $400,000 per annum;

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hire or otherwise retain the services of any individual as an officer or executive of Tigo or any of its subsidiaries, other than a full-time Chief Operating Officer, who (i) reports directly to the Chief Executive Officer (or any individual senior to the Chief Executive Officer) of Tigo, or (ii) is an individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act after the Closing;

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except as required by applicable Law or as otherwise discussed on the disclosure letter to the Merger Agreement or the terms of the Merger Agreement, adopt, materially amend, or terminate any benefit plan of Tigo;

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materially amend or change any accounting policies or procedures of Tigo or any subsidiary of Tigo, other than reasonable and usual amendments in the ordinary course of business, or as may be required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

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intentionally permit any material item of intellectual property owned by Tigo or any of its subsidiaries to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable, other than (i) the expiration of any such intellectual property in accordance with the applicable statutory term or abandonment of intellectual property registrations or applications in the ordinary course of business or (ii) as deemed by Tigo or any of its subsidiaries in their business judgment to be obsolete or not worth the costs of maintaining or registering; or

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enter into any formal or informal agreement or otherwise make a binding commitment to do any action prohibited above.

Conduct of ROCG’s Business Prior to the Completion of the Business Combination.
Each of ROCG and Merger Sub has agreed that, from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, except as required by law, for certain actions permitted to be taken under the Merger Agreement, as consented to by Tigo or as otherwise set forth in the Merger Agreement, it will carry on its business in the ordinary course of business.
In addition to the general covenants above, except as set forth in the Merger Agreement, each of ROCG and Merger Sub has agreed that from the date of the Merger Agreement until the Closing or termination of the Merger Agreement, it will not, and not permit its subsidiaries to:
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seek any approval from the holders of shares of ROCG common stock, to change, modify or amend the Trust Agreement, the ROCG warrants, the Warrant Agreement or the certificate of incorporation or bylaws of ROCG or Merger Sub, except as contemplated by the Proposals;

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(x) make, pay, set aside, or declare any dividend or distribution to the stockholders of ROCG or make any other distributions in respect of any of ROCG’s or Merger Sub capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend or modify any terms of any shares or series of ROCG’s or Merger Sub capital stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire (or offer to purchase, repurchase, redeem or otherwise acquire) any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of ROCG or Merger Sub, other than a redemption of shares of ROCG common stock made as part of exercise of redemption rights in connection with completion of the Business Combination;
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(A) make or change any material election in respect of taxes, (B) amend, modify or otherwise change any filed material tax return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (D) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

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knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, to which each of ROCG, Merger Sub and Tigo are parties under Section 368(b) of the Code and the Treasury Regulations and as a transaction that qualifies under Section 351 of the Code; other than as expressly required by the Sponsor Support Agreement, enter into, renew, terminate, amend, restate, supplement or otherwise modify or waive any provision of any transaction or contract with an affiliate of ROCG or Merger Sub (including, for the avoidance of doubt, (x) the Sponsors and (y) any person in which any of the Sponsors have a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

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incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of Tigo or any of Tigo’s subsidiaries or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee (w) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (x) incurred between ROCG and Merger Sub, (y) fees and expenses for professional services incurred in support of the Business Combination or in support of the ordinary course operations of ROCG, and (z) any Working Capital Loan incurred in the ordinary course of business in order to finance transaction costs in connection with a Business Combination and/or ordinary course working capital needs of ROCG;

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(A) issue any ROCG securities or securities exercisable for or convertible into ROCG securities, other than the issuance of the merger consideration, (B) grant any options, warrants or other equity-based awards with respect to ROCG securities, or (C) amend, modify or waive any of the material terms or rights set forth in any ROCG warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

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fail to use best efforts to maintain the listing of the ROCG common stock, units, and warrants on the Nasdaq;

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incorporate, form or organize any new direct or indirect subsidiary of ROCG or engage in any new line of business that is materially different from the general nature of the businesses of the ROCG or Merger Sub as of the date hereof;

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enter into, modify or amend in any material respect or terminate (other than by expiration in accordance with the terms of any contract without an auto-renewal or similar term) any material contract, in each case, other than in the ordinary course of business;

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acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

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waive, release, settle, compromise or otherwise resolve any action, except in the ordinary course of business or whether such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 (net of any amounts covered by insurance) in the aggregate;

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authorize, recommend, propose or announce an intention to adopt a plan of, or otherwise enter into or effect any, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the ROCG or Merger Sub (other than the Business Combination);

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except as required by GAAP (or any interpretation thereof, including any new or changes to existing interpretations and guidance issued by the SEC or other governmental authority) or applicable Law, make any change in accounting methods, principles or practices; or

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enter into any agreement to do any action prohibited under the above.

Trust Account Disbursement
Upon satisfaction or waiver of the conditions set forth under the heading “— Conditions to the Business Combination” and provision of notice to the trustee of the Trust Account (the “Trustee”) in accordance with and pursuant to the Investment Management Trust Agreement, at the Closing ROCG will cause the documents, opinions, and notices required to be delivered to the Trustee pursuant to the Investment Management Trust Agreement to be so delivered, including providing the Trustee a termination letter instructing the Trustee to distribute the Trust Account as follows: (a) to stockholders who elect to have their shares of ROCG common stock redeemed for cash in accordance with the applicable provisions of ROCG’s Existing Charter, (b) to the payment of taxes due and payable prior to Closing, (c) to the payment of the unpaid transaction expenses Tigo as of the Closing, (d) to the payment of the unpaid transaction expenses of ROCG as of the Closing, and (e) to all other payments as mutually agreed upon by ROCG and Tigo, with all funds remaining after the foregoing payments to be distributed to ROCG. Thereafter, the Trust Account will terminate in accordance with its terms.
HSR Act and Regulatory Approvals
Tigo and ROCG have agreed to, promptly, and in any event within 10 business days from the date of the Merger Agreement, each: (a) prepare and file the notification required of it under the HSR Act in connection with the Merger, and (b) promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such governmental authorities. Tigo and ROCG additionally agreed to (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or governmental authorization under laws prescribed or enforceable by any governmental authority for the Business Combination and to resolve any objections as may be asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement; (ii) cooperate fully with each other in the defense of such matters, and (iii) promptly furnish to each other, copies of any notices or written communications received by such party or any of its affiliates from any third party or any governmental authority with respect to the Business Combination, and each party agreed to permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its affiliates to any governmental authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other parties. To the extent not prohibited by law, Tigo agreed to provide ROCG and its counsel, and ROCG agreed to provide Tigo and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
Proxy Solicitation
As promptly as practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act (the “SEC Approval Date”), ROCG has agreed to (i) duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, and cause this proxy statement/prospectus to be distributed to ROCG’s stockholders, and (ii) convene and hold the Special Meeting on a day not more than 30 days after the SEC Approval Date. ROCG has agreed that its obligation to duly call, give notice of, convene and hold the Special Meeting will not be affected, to the fullest extent permitted by law, by any change in the ROCG Board’s recommendation, and ROCG agreed to duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the Proposals. ROCG may only postpone or adjourn the Special Meeting (i) to solicit additional proxies for the purpose of obtaining the ROCG stockholder approval for the Proposals, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that ROCG has determined in good faith after consultation with outside legal counsel is required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by holders of ROCG common stock prior to the Special Meeting.
As soon as practicable after the SEC Approval Date, Tigo has agreed to deliver the registration statement of which this proxy statement/prospectus forms a part to its stockholders and solicit the requisite approval of the Business Combination and the preferred stock conversion by way of a consent solicitation or vote at a special meeting. Tigo will, through its board of directors, recommend to the Tigo stockholders that they provide such requisite approval and execute a written consent or vote all of the shares of Tigo common stock and/or Tigo preferred stock beneficially owned by such stockholders in favor of the adoption of the Merger Agreement.
Exclusivity
ROCG agreed, until the Closing Date or, if earlier, the termination of the Merger Agreement in accordance with its terms, to not, and to cause Merger Sub and direct its and their representatives not to, (i) make any proposal or for any initial business combination (as such term is described in ROCG’s IPO prospectus) with any third party (other than Tigo or its affiliates (a “Business Combination Proposal”), (ii) solicit or initiate any inquiry, indication or interest, proposal or offer or participate in any discussions or negotiations with any person, or furnish or make available to such person any information with respect to, a Business Combination Proposal (other than to make such person aware of such restriction) or (iii) enter into any understanding, arrangement, acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other commitment (whether or not legally binding) with any third party relating to a Business Combination Proposal. Upon signing the Merger Agreement, ROCG agreed to, and to direct its officers and directors and instruct and cause its representatives to, immediately cease and terminate all discussions and negotiations with any persons that may be ongoing with respect to any Business Combination Proposal. ROCG was not required to inform Tigo of the identity of any person or entity making a Business Combination Proposal.
Tigo agreed, that other than its planned acquisition of Foresight Energy, Ltd., Tigo and its subsidiaries would not, and Tigo and its subsidiaries would direct its and their representatives, not to (i) knowingly solicit or initiate any inquiries, indications of interest, proposal or offer by any third party with respect to an Acquisition Proposal (as defined in the Merger Agreement); (ii) furnish or make available to any third party information in respect of, or access to, the business, properties, assets or personnel of Tigo or Tigo’s subsidiaries in connection with an Acquisition Proposal, or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal. Tigo agreed to, and to instruct its affiliates and to use reasonable best efforts to instruct its and their respective affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person conducted with respect to any Acquisition Proposal. Tigo also agreed to promptly request each person that had executed a confidentiality agreement in connection with its, his or her consideration of acquiring Tigo to return or destroy all confidential information furnished to such person by or on behalf of it, him, or her prior to the date hereof, except such confidential information that may be stored on backup drives as part of its, his or her standard archiving process. If Tigo or any of its representatives receives any inquiry or proposal with respect to an Acquisition Proposal at any time prior to the Closing, Tigo has agreed to promptly notify such person in writing that Tigo is subject to an exclusivity agreement with respect to the sale of Tigo that prohibits it from considering such inquiry or proposal, and to provide ROCG with a copy of any such written inquiry or proposal or a reasonably detailed summary of any such verbal inquiry or proposal, including in each case the identity of the person making such inquiry or proposal.
ROCG Nasdaq Listing
ROCG agreed to use reasonable best efforts to ensure ROCG remains listed as a public company on the Nasdaq and to, as promptly as practicable prepare and submit to Nasdaq, a listing application covering the continued listing of ROCG common stock and warrants. ROCG additionally agreed to use its reasonable best efforts to obtain approval for the continued listing of the ROCG common stock and warrants, and Tigo agreed to reasonably cooperate with ROCG with respect to such listing and to do such things as are necessary, proper and advisable which may be requested by Nasdaq in connection with such listing.
Indemnification and Directors’ and Officers’ Insurance
ROCG agreed to indemnify and hold harmless each present and former director and officer of (x) Tigo and its subsidiaries and (y) ROCG and its Subsidiaries (together, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Tigo, ROCG or their respective subsidiaries, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of the Merger Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). ROCG and Tigo have agreed that following the Closing and prior to the sixth anniversary of the date of the Closing, ROCG will, and will cause its subsidiaries to maintain provisions in its applicable governing documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of ROCG’s and its subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the governing documents of Tigo, ROCG or their respective subsidiaries, as applicable, in each case, as of the date of the Merger Agreement, and not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by Law.
On the Closing Date, ROCG will additionally enter into customary indemnification agreements reasonably satisfactory to each of Tigo and ROCG with the post-Closing directors and officers of the Combined Company, which indemnification agreements shall continue to be effective following the Closing.
ROCG and Tigo have agreed that, following the Closing and prior to the sixth anniversary of the date of the Closing, ROCG will maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by ROCG’s, Tigo’s, or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event would ROCG be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by ROCG or Tigo, as applicable, for such insurance policy for the policy period most recently ended prior to the Closing Date; provided, however, that (i) ROCG may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under the Merger Agreement would be continued in respect of such claim until the final disposition thereof.
Private Placements
The merger consideration payable to Tigo stockholders is subject to a dollar-for-dollar upward or downward adjustment in the event Tigo raises or obtains a commitment to raise capital prior to the Closing, including capital raised through the conversion of debt securities (a “Capital Raising Transaction”) (but specifically excluding capital raised through convertible notes or similar debt instruments convertible into or exercisable for capital stock or other equity securities of the Company to the extent such notes or similar debt instruments have not so converted). If the Company raises or obtains a commitment to raise capital based on a pre-money valuation at or exceeding $500,000,000, the merger consideration will increase by the aggregate amount of capital raised or committed to be raised by the Company through such capital raising transaction. Conversely, if the pre-money valuation is below $500,000,000, the merger consideration will decrease by an amount equal to the difference between $500,000,000 and the actual pre-money valuation.

Other Covenants and Agreements
The Merger Agreement contains other covenants and agreements, including covenants related to:
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ROCG and Tigo (a) using and cause their respective subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of ROCG, Tigo or their respective affiliates are required to obtain in order to consummate the Business Combination and (b) taking such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the Closing conditions set forth in the Merger Agreement or otherwise comply with the Merger Agreement and to consummate the Business Combination as soon as practicable;

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ROCG and Tigo causing any dispositions of ROCG common stock or acquisitions of ROCG common stock resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act;

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ROCG and Tigo causing their respective subsidiaries (as applicable), officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the Business Combination;

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ROCG’s right, subject to certain limitations, to, along with its representatives, inspect to all of Tigo and its subsidiaries’ respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of Tigo and its subsidiaries;

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The preparation and delivery by Tigo of financial statements required for filing in this proxy statement/prospectus;

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Tigo disbursing, upon request, funds advanced to the Sponsors to pay expenses incurred with the Extension, as they become payable, up to $500,000;

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Tigo’s entry into employment agreements (including related severance provisions) in good faith with certain of its executive officers;

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ROCG approving and adopting the Equity Incentive Plan effective as of one business day prior to the Closing Date of the Business Combination;

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ROCG’s use of commercially reasonable efforts to cause the Trustee to pay (i) as and when due all amounts payable to ROCG stockholders pursuant to the any redemptions, (ii) certain transaction expenses, and (iii) all remaining amounts, less the fees and costs incurred by the Trustee in accordance with the Trust Agreement, then available in the Trust Account to the Combined Company for immediate use;

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ROCG’s use of its best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws;

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ROCG promptly notifying Tigo of any litigation related to the Merger Agreement, its ancillary agreements, or the Business Combination threatened in writing, against ROCG or the ROCG Board by any ROCG stockholders prior to the Closing and provide Tigo the right to participate in, but not control, the defense thereof; and

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ROCG seeking the Extension.

Representations and Warranties
The Merger Agreement contains representations and warranties made by Tigo to ROCG relating to a number of matters, including the following:
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corporate organization qualification to do business, good standing and corporate power;

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subsidiaries;

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requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the contemplated transactions;

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absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

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required governmental and regulatory consents necessary in connection with the Business Combination;

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capitalization of Tigo, including shares authorized and outstanding as of the date of the Merger Agreement as well as stock options and warrants outstanding as of the date of the Merger Agreement and the absence of further arrangements that obligate Tigo to issue or sell shares in the future;

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capitalization of Tigo’s subsidiaries, including outstanding equity interests of each subsidiary;

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financial information and preparation of financial statement for inclusion in this proxy statement/prospectus;

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absence of undisclosed liabilities;

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litigation;

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compliance with applicable laws;

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material contracts;

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employee benefit matters;

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labor and employment;

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tax matters;

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brokerage, finders’, investment banker and similar fees related to the Business Combination;

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insurance matters;

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licenses, approvals, consents, registrations and permits of governmental authorities;

•
title to equipment and other tangible property;

•
real property matters;

•
intellectual property and information systems matters;

•
privacy and cybersecurity matters;

•
environmental matters;

•
absence of a “Material Adverse Effect” with respect to Tigo since June 30, 2022 and absence of certain other changes with respect to Tigo;

•
related party transaction matters;

•
accuracy and lack of material omissions in information supplied for inclusion in this proxy statement/prospectus;

•
Exchange Act matters;

•
compliance with import and export as well as anti-corruption laws; and

•
exclusivity of representations.

Certain of these representations and warranties are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Tigo means any event, state of facts, circumstance, occurrence or effect (“Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Tigo and its subsidiaries, or (ii) is reasonably likely to prevent or materially delay or materially impede the ability of Tigo or its subsidiaries to consummate the transactions contemplated by the Merger Agreement and the other transactions contemplated by the other Ancillary Agreements; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change or proposed change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the compliance with the terms of the Merger Agreement or the taking of any action required or contemplated by the Merger Agreement or with the prior written consent of ROCG, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of the Merger Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of Tigo or any of its subsidiaries to meet any projections or forecasts (provided that such failure shall not prevent a determination that any event not otherwise excluded from the definition of Material Adverse Effect underlying such failure to meet projections or forecasts resulted in a Material Adverse Effect), (g) any event, state of facts, circumstance, occurrence or effect generally applicable to the industries or markets in which Tigo and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of the Merger Agreement and consummation of the Business Combination, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Tigo and its subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty regarding lack of conflicts and the condition to Closing with respect thereto), (i) any matter set forth on Tigo’s disclosure letter, but only to the extent disclosed on such letter and not taking into account any events after the date of the Merger Agreement, or (j) any action taken by, or at the request of, ROCG or Merger Sub; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of Tigo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Tigo and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Tigo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Tigo and its subsidiaries conduct their respective operations.
The Merger Agreement also contains representations and warranties made by ROCG and Merger Sub to Tigo relating to a number of matters, including the following:
•
corporate organization qualification to do business, good standing and corporate power;

•
requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the contemplated transactions;

•
absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•
litigation;

•
proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

•
internal disclosure controls and procedures; Exchange Act filings; compliance with Nasdaq rules and regulations; and financial statements;

•
required governmental and regulatory consents necessary in connection with the Business Combination;

•
Investment Management Trust Agreement and the Trust Account;

•
emerging growth company and investment company matters;

•
absence of a “Material Adverse Effect” with respect to ROCG since September 30, 2022 and absence of certain other changes with respect to ROCG;

•
absence of undisclosed liabilities;

•
capitalization of ROCG, including shares authorized and outstanding as of the date of the Merger Agreement as well as warrants outstanding as of the date of the Merger Agreement and the absence of further arrangements that obligate ROCG to issue or sell shares in the future;

•
capitalization of Tigo’s subsidiaries, including outstanding equity interests of each subsidiary; authorization and validity of ROCG common stock to be issued in connection with the Business Combination;

•
brokerage, finders’, investment banker and similar fees related to the Business Combination;

•
indebtedness;

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Sponsor Support Agreement matters;

•
Related party transactions;

•
Tax matters;

•
business activities of ROCG and Merger Sub;

•
the Nasdaq stock market quotation;

•
accuracy and lack of material omissions in information supplied for inclusion in this proxy statement/prospectus;

•
no outside reliance; and

•
exclusivity of representations.

Certain of these representations and warranties are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to ROCG means any means any Event that, individually or when aggregated with other Events, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition, results of operations or listing status of ROCG or (ii) is reasonably likely to prevent or materially delay or materially impede the ability of ROCG to consummate the transactions contemplated by the Merger Agreement and the other transactions contemplated by the other ancillary agreements; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” with respect to ROCG: (a) any change or proposed change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement, or any interpretation thereof following the date of the Merger Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the compliance with the terms of the Merger Agreement or the taking of any action required or contemplated by the Merger Agreement or with the prior written consent of Tigo, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) the announcement of the Merger Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, (g) any matter set forth on ROCG Disclosure Letter, but only to the extent disclosed on ROCG’s disclosure letter and not taking into account any events after the date of the Merger Agreement, or (h) any action taken by, or at the request of, Tigo; provided, further, that any Event referred to in clauses (a), (b), (d), or (e) above may be taken into account in determining if a Material Adverse Effect with respect to ROCG has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of ROCG relative to similarly situated companies in the industry in which ROCG conducts its operations, but only to the extent of the incremental disproportionate effect on ROCG relative to similarly situated companies in the industry in which ROCG conducts its operations.
The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “— Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully and intentionally breached any covenant or agreement set forth in the Merger Agreement occurring prior to such termination, or committed actual fraud in connection with such party’s representations and warranties set forth in the Merger Agreement.
This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by Tigo and ROCG, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Tigo, ROCG or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.
Conditions to the Business Combination
Conditions to Each Party’s Obligations.   The respective obligations of each of ROCG, Tigo and Merger Sub to complete the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:
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the requisite approval by ROCG stockholders of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Equity Incentive Proposal being obtained;

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the requisite approval by Tigo stockholders of the Merger Agreement and Business Combination being obtained;

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the registration statement of which this proxy statement/prospectus forms a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn;

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the waiting period or periods under the HSR Act applicable to the Business Combination having expired or been terminated (which waiting period expired on January 17, 2023);

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there not being in force any governmental order, statute, rule or regulation restraining, enjoining, or otherwise prohibiting the consummation of the Business Combination;

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ROCG having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon the Closing;

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the shares of ROCG to be issued in connection with the Business Combination having been approved for listing on the Nasdaq;

•
the Lock-Up Agreement being duly executed by each stockholder of Tigo;

•
the transactions contemplated by the Sale and Purchase Agreement having been consummated;

•
the BCMA Termination Agreement having been duly executed by ROCG, Tigo, Roth, and Craig-Hallum;

•
certain consents, approvals, authorizations and other requirements agreed to by the parties having been obtained;

•
ROCG having fulfilled its obligation to effectuate the redemptions upon the exercise of redemption rights in connection with completion of the Business Combination in accordance with its Existing Charter;

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White & Case LLP, counsel to Tigo, having furnished to Roth and Craig-Hallum, as the underwriters in the ROCG IPO (the “Underwriters”) such counsel’s 10b-5 statement, as counsel to Tigo, addressed to the Underwriters and dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters;

•
DLA Piper, LLP (US), counsel to ROCG, having furnished to the Underwriters such counsel’s 10b-5 statement, as counsel to ROCG, addressed to the Underwriters and dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters; and

•
Ellenoff Grossman & Schole LLP, counsel to Roth and Craig-Hallum, having furnished to Roth and Craig-Hallum such counsel’s 10b-5 statement, as counsel to Roth and Craig-Hallum, addressed to Roth and Craig-Hallum and dated as of the Closing Date, in form and substance reasonably satisfactory to Roth and Craig-Hallum.

Conditions to Obligations of ROCG.   The obligation of ROCG to complete the Business Combination is also subject to the satisfaction or waiver by ROCG of the following conditions:
•
the representations and warranties of Tigo related to (a) its capitalization being true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty being true and correct as of such earlier date, (b) corporate organization qualification to do business, good standing and corporate power, corporate organization and capitalization of its subsidiaries, requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the contemplated transactions, and broker’s fees being true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, with representations and warranties being true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto; and (c) each of the representations and warranties of Tigo other than those listed in (a) and (b) (disregarding any qualifications and exceptions contained therein relating to materiality, “Material Adverse Effect” or any similar qualification or exception) being true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, with such representations and warranties being true and correct at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto and except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a “Material Adverse Effect” as to Tigo;

•
each of the covenants of Tigo to be performed as of or prior to the Closing (including the execution and delivery of all agreements, certificates and instruments by Tigo contemplated by the Merger Agreement other than the delivery of the certificate and form of notice to the IRS) having been performed in all material respects; provided, that a covenant of Tigo shall only be deemed to have not been performed if Tigo materially breached such material covenant and failed to cure within 20 days after notice (or if earlier, the Agreement End Date);

•
there not having occurred a “Material Adverse Effect” as to Tigo continuing as of the Effective Time;

•
Tigo having delivered to ROCG, the consolidated financial statements and as well as unaudited pro forma condensed combined financial statements required under federal securities laws to be included in this proxy statement/prospectus;

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Tigo having delivered, or having caused to be delivered, to ROCG from its accountants, a letter in form and substance satisfactory to ROCG, containing statements and information of the type ordinarily included or as otherwise necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” comfort) with respect to the financial statements and certain financial information contained in the registration statement of which this proxy statement/prospectus forms a part at the time of effectiveness of such registration statement, and dated as of the date of effectiveness of such registration statement; and

•
Tigo having delivered (or having caused to be delivered) the consideration to the Sponsors pursuant to the Sale and Purchase Agreement.

Certain of these obligations of ROCG to consummate the Business Combination are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to Tigo means any Events that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Tigo and its subsidiaries, or (ii) is reasonably likely to prevent or materially delay or materially impede the ability of Tigo or its subsidiaries to consummate the transactions contemplated by the Merger Agreement and the other transactions contemplated by the other Ancillary Agreements; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change or proposed change in applicable Laws or GAAP or any interpretation thereof following the date of the Merger Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the compliance with the terms of the Merger Agreement or the taking of any action required or contemplated by the Merger Agreement or with the prior written consent of ROCG, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of the Merger Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of Tigo or any of its subsidiaries to meet any projections or forecasts (provided that such failure shall not prevent a determination that any event not otherwise excluded from the definition of Material Adverse Effect underlying such failure to meet projections or forecasts resulted in a Material Adverse Effect), (g) any event, state of facts, circumstance, occurrence or effect generally applicable to the industries or markets in which Tigo and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of the Merger Agreement and consummation of the Business Combination, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Tigo and its subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty regarding lack of conflicts and the condition to Closing with respect thereto), (i) any matter set forth on Tigo’s disclosure letter, but only to the extent disclosed on such letter and not taking into account any events after the date of the Merger Agreement, or (j) any action taken by, or at the request of, ROCG or Merger Sub; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of Tigo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Tigo and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Tigo and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Tigo and its subsidiaries conduct their respective operations.
Conditions to Obligations of Tigo.   The obligation of Tigo to complete the Business Combination is also subject to the satisfaction or waiver by Tigo of the following conditions:
•
the representations and warranties of ROCG relating (a) to capitalization being true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty being true and correct as of such earlier date; (b) corporate organization qualification to do business, good standing and corporate power, requisite corporate power and authority to execute and deliver the Merger Agreement and to consummate the contemplated transactions, and broker’s fees being true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, with representations and warranties being true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto; and (c) each of the representations and warranties of ROCG other than those listed in (a) and (b) (disregarding any qualifications and exceptions contained therein relating to materiality, Material Adverse Effect or any similar qualification or exception) being true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, with such representations and warranties being true and correct at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the ancillary agreements thereto and except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and
•
each of the covenants of ROCG to be performed as of or prior to the Closing (including the execution and delivery of all agreements, certificates and instruments by ROCG and Merger Sub contemplated by the Merger Agreement, other than the delivery of an IRS Form W-9 for each, shall have been performed in all material respects.

Certain of these obligations of Tigo to complete the Business Combination are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to ROCG means any means any Event that, individually or when aggregated with other Events, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition, results of operations or listing status of ROCG or (ii) is reasonably likely to prevent or materially delay or materially impede the ability of ROCG to consummate the transactions contemplated by the Merger Agreement and the other transactions contemplated by the other ancillary agreements; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” with respect to ROCG: (a) any change or proposed change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement, or any interpretation thereof following the date of the Merger Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the compliance with the terms of the Merger Agreement or the taking of any action required or contemplated by the Merger Agreement or with the prior written consent of Tigo, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, (g) any matter set forth on ROCG Disclosure Letter, but only to the extent disclosed on ROCG’s disclosure letter and not taking into account any events after the date of the Merger Agreement, or (h) any action taken by, or at the request of, Tigo; provided, further, that any Event referred to in clauses (a), (b), (d), or (e) above may be taken into account in determining if a Material Adverse Effect with respect to ROCG has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of ROCG relative to similarly situated companies in the industry in which ROCG conducts its operations, but only to the extent of the incremental disproportionate effect on ROCG relative to similarly situated companies in the industry in which ROCG conducts its operations.
Termination
The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by Tigo’s stockholders or approval of the proposals required to effect the Business Combination by ROCG’s stockholders.

Mutual Termination Rights
The Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to Closing by mutual written consent of Tigo and ROCG or by Tigo or ROCG if any governmental authority with jurisdiction over the parties and the Business Combination shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination.
Tigo Termination Rights
Tigo may terminate the Merger Agreement and abandon the transactions contemplated thereby at any time prior to the Closing:
•
if the approval of ROCG’s stockholders is not obtained regarding the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Equity Incentive Proposal by reason of the failure to obtain the required vote at the Special Meeting, or at any adjournment or postponement thereof; if any competent governmental authority issues a final and nonappealable governmental order preventing the consummation of the Business Combination;

•
by written notice to ROCG if, as of February 28, 2023 (the “Capital Raise End Date”), the Actual Capital Raise Amount calculated during the period commencing on the date of the Merger Agreement through and including the Capital Raise End Date is less than $15,000,000, provided, that, Tigo shall have no right to terminate the Merger Agreement pursuant to such right unless it has used commercially reasonable efforts to raise such Actual Capital Raise Amount, and provided further that if Tigo determines not to exercise such termination right within five business days after the Capital Raise End Date, Tigo will no longer have such termination right;

•
by written notice to ROCG if there is any breach of any representation, warranty, covenant or agreement on the part of ROCG or Merger Sub set forth in the Merger Agreement, or if any representation or warranty of ROCG becomes untrue, such that the Closing condition that such representation or warranty be true would not be satisfied at the Closing (subject to a 30 day cure period); provided, that Tigo has not waived such breach and Tigo is not then in material breach of its representations, warranties, covenants or agreements in the Merger Agreement; or

•
by written notice to ROCG if the Closing has not occurred on or before June 30, 2023 (the “Agreement End Date”), unless Tigo is in material breach of the Merger Agreement and such breach or violation is the principal cause of the failure of the Closing condition that its representation or warranty be true would not be satisfied at the Closing.

ROCG Termination Rights
ROCG may terminate the Merger Agreement and abandon the transactions contemplated thereby at any time prior to the Closing:
•
by written notice to Tigo if there is any breach of any representation, warranty, covenant or agreement on the part of Tigo set forth in the Merger Agreement, or if any representation or warranty of Tigo becomes untrue, such that the Closing condition that such representation or warranty be true would not be satisfied at the Closing (subject to a 30 day cure period); provided, that ROCG has not waived such breach and ROCG is not then in material breach of its representations, warranties, covenants or agreements in the Merger Agreement; or

•
by written notice to Tigo if the Closing has not occurred on or before the Agreement End Date, unless ROCG is in material breach of the Merger Agreement and such breach or violation is the principal cause of the failure of the Closing condition that its representation or warranty be true would not be satisfied at the Closing.

Effect of Termination
In the event of a termination of the Merger Agreement pursuant to the termination provisions set forth in the above section, the Merger Agreement will become void and have no effect and the Business

Combination would be abandoned, without any liability on the part of any party thereto or its respective affiliates, directors, managers, officers, employees, equityholders, partners, members or representatives, other than liability of Tigo, ROCG, or Merger Sub, as the case may be, for any fraud or willful and material breach occurring prior to such termination by a party thereto, except that in the event Tigo terminated the Merger Agreement based on the Actual Capital Raise Amount being less than $15,000,000, the Tigo shall pay a breakup fee of $3,000,000 to the Sponsors. Notwithstanding the forgoing, certain provisions related to the payment of certain expenses, the effect of termination, certain miscellaneous matters, and the Confidentiality Agreement shall survive any termination of the Merger Agreement.
Amendments
Any provision of the Merger Agreement may be amended or modified if, and only if, such amendment or modification is in writing, makes reference to the Merger Agreement, and is signed by each of ROCG, Merger Sub, and Tigo.
Specific Performance
The parties to the Merger Agreement agreed that they will be entitled to enforce specifically the terms and provisions of the Merger Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the Merger Agreement without necessity of posting a bond or other form of security or proof of damages. In the event that any proceeding should be brought in equity to enforce the provisions of the Merger Agreement, no party will oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.
Stock Market Listing
Application will be made by ROCG to have the shares of ROCG common stock to be issued in the Business Combination approved for listing on the NASDAQ, which is the principal trading market for existing shares of ROCG common stock. It is a condition to the obligations of Tigo to complete the Business Combination that such approval is obtained, subject to official notice of issuance.
Fees and Expenses
Except as otherwise specified, including any filing fees related to the HSR Act which were borne equally by Tigo and ROCG and any filing fees related to the filing of the registration statement, which shall be paid by Tigo on behalf of ROCG, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the contemplated transactions, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing does occur, Tigo, following the merger of Merger Sub with and into Tigo, upon consummation of the Business Combination and the release of proceeds from the Trust Account, shall pay or cause to be paid, the unpaid transaction expenses.

OTHER AGREEMENTS
Sale and Purchase Agreement
Concurrently with the execution of the Merger Agreement, ROCG and the Sponsors entered into the Sale and Purchase Agreement pursuant to which, immediately prior to the effective time of the Merger, the Sponsors will sell to ROCG 1,645,000 shares of ROCG common stock and 424,000 Private Placement Units in exchange for an amount equal to $2,300,000 pursuant to the Sale and Purchase Agreement, and such purchased equity will be cancelled on the books and records of ROCG at the effective time of the Merger. The consummation of the transactions contemplated by the Sale and Purchase Agreement is conditioned upon the Closing; however, we are not seeking stockholder approval of the Sale and Purchase Agreement independent from the Business Combination Proposal.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, ROCG entered into the Sponsor Support Agreement with the Sponsor Parties (as defined in the Sponsor Support Agreement), whereby the Sponsor Parties have agreed, among other things, to vote (i) in favor of the adoption of the Proposed Charter and Proposed Bylaws of ROCG, including changing ROCG’s name to “Tigo Energy, Inc.”, (ii) in favor of the adoption and approval of the Merger Agreement, (iii) in favor of the approval of the issuance of ROCG common stock in connection with the Business Combination, (iv) in favor of the approval of the equity plans described in Section 7.1 of the Merger Agreement, (v) in favor of the election of directors effective as of the Closing as contemplated by Section 7.6 of the Merger Agreement, (vi) in favor of the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the registration statement on Form S-4, (vii) against any Business Combination Proposal, (viii) against any business combination, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by ROCG (other than as permitted under the Merger Agreement), (ix) against any change in the business, management or board of directors of ROCG (other than as permitted under the Merger Agreement), and (x) against other action that is intended, or would reasonably be expected, to impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transaction Proposals or any other transaction contemplated by the Merger Agreement or any ancillary agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of ROCG, Merger Sub or any Sponsor Party under the Merger Agreement or any ancillary agreement, in each case, to which any of the foregoing is a party; and waive (a) any actions against ROCG, and (b) their redemption protections with respect to Sponsor Parties’ covered shares.
Under the Sponsor Support Agreement, each party will pay its own costs and expenses (including legal, accounting, and other fees) relating to the negotiation, execution, delivery and performance of the Sponsor Support Agreement. However, ROCG’s expenses in connection with the negotiation, documentation and consummation of the transactions contemplated in the Merger Agreement (including in connection with ROCG’s initial public offering, its operations, other prospective or past Business Combinations, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, fifty percent (50%) of the filing fees related to the HSR Act, Nasdaq approval, obligations of ROCG under any Working Capital Loans, fees, costs, expenses and premiums related to ROCG’s insurance policies, and applicable transfer taxes but excluding ROCG Extension Expenses) are capped at $5,000,000. If such transaction expenses of ROCG exceed such cap, the Sponsors will, pursuant to the Sponsor Support Agreement and at the election of Byron Roth by delivery of prior written notice to ROCG and Tigo, either (i) pay to ROCG at Closing an amount in cash equal to the excess amount of transaction expenses of ROCG or (ii) forfeit a number of shares of ROCG common stock held by the Sponsors immediately following the Closing equal to the quotient obtained by dividing the such excess amount of transaction expenses of ROCG by $10.00. If Sponsors shall fail to deliver such prior written notice to ROCG and Tigo prior to the Closing, then Sponsors shall be deemed to have made the election referred to in clause (ii) of the immediately preceding sentence, as applicable.
Company Holders Support Agreement
Within five business days following the announcement of the Merger Agreement, ROCG and certain Tigo stockholders who hold sufficient amount of shares to approve the transaction entered into the Company

Holders Support Agreement pursuant to which they agreed to vote their the Tigo shares (i) in favor of the Business Combination and the transactions contemplated by the Merger Agreement (including the conversion of outstanding shares of preferred stock into the Tigo common stock immediately prior to the Closing), (ii) against any competing acquisition proposal, (iii) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement, a Capital Raising Transaction (as defined in the Company Holders Support Agreement) or the transactions contemplated thereby) (iv) against any change in the business, management or board of directors of Tigo (other than as permitted under the Merger Agreement), and (v) against any other action that is intended, or would reasonably be expected, to impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transaction Proposals or any other transaction contemplated by the Merger Agreement or any ancillary agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of Tigo under the Merger Agreement or any ancillary agreement, or result in a breach of any covenant, representation or warranty of the Tigo stockholder contained in the Company Holders Support Agreement.
Warrantholder Consent Agreement
As of February 10, 2023, the holders of approximately 88.5% of Tigo warrants have delivered consent to “cashless’’ exercise their warrants for Tigo shares. Any Tigo warrant not exercised prior to Closing will remain outstanding and may be exercised for shares of Tigo. Holders of Tigo warrants post-Closing will not be entitled to any merger consideration or shares in the Combined Company upon exercise. At the effective time of the Business Combination and by virtue of the Business Combination, each share of Tigo common stock such exercising holders receive as a result of the warrant exercise will be cancelled and converted into the right to receive the applicable portion of the aggregate consideration of the Business Combination in accordance with the Merger Agreement. As a result, the holders of approximately 88.5% of Tigo warrants that delivered their consents to exercise will receive a total of 1,523,505 shares of the Combined Company, assuming L1 Energy does not exercise its right to convert the Convertible Note, as further described in the section titled “Other Agreements — Convertible Note,” prior to the Closing.
The forms of Preferred Warrant Consent and Common Warrant Consent are attached to this proxy statement/prospectus as Annex D-1 and Annex D-2.
Proposed Charter Amendment and Amended and Restated Bylaws
Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Business Combination, ROCG will amend the Existing Charter to (a) increase the number of authorized shares of ROCG’s capital stock, par value $0.0001 per share, from 50,000,000 shares, all common stock to 160,000,000 shares, consisting of (i) 150,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock, (b) eliminate certain provisions in the Existing Charter relating to the common stock, the initial business combination and other matters relating to ROCG’s status as a blank-check company that will no longer be applicable to us following the Closing, and (c) approve and adopt any other changes contained in the Proposed Charter, a copy of which is attached as Annex B to this proxy statement/prospectus. In addition, we will amend the Existing Charter to change the name of the corporation to “Tigo Energy, Inc.”
For more information, see the section entitled “Proposal Number 2 — The Charter Proposal.”
Pursuant to the terms of the Merger Agreement, in connection with the consummation of the Business Combination, ROCG will amend and restate its bylaws. For more information regarding the rights of Tigo stockholders under the Proposed Bylaws, see “Comparison of Stockholders’ Rights.”
Lock-up Agreement
The Merger Agreement contemplates that, at the Closing, certain security holders of Tigo (“Tigo Holders”), the Sponsors and other holders of Founder Shares will enter into lock-up agreements (each, a “Lock-up Agreement”) with the Tigo and ROCG. Pursuant to the Lock-up Agreements, Tigo Holders will agree, among other things, that their shares received as Merger consideration may not be transferred until the date that is six months following Closing. Pursuant to the Lock-up Agreements, the Sponsors and other holders of Founder Shares will agree, among other things, that their Founder Shares acquired prior to the

IPO may not be transferred until the earlier to occur of (a) 12 months following the date of Closing and (b) the date on which the closing price of the Combined Company’s common stock exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization) for any 20 trading days within a 30 trading day period following the six month anniversary of the Closing. So long as, at the time of sale, the sales price of the Combined Company’s common stock exceeds $10.00 per share, the terms of the Lock-Up Agreement will permit each stockholder to transfer up to 15% of the shares of common stock owned by such party outside of the forgoing restrictions; provided, however, in the event such stockholder is a member of the board of directors of the Combined Company or holds a management position in Combined Company, such stockholder may not transfer any of the Combined Company common stock pursuant to foregoing exception for a period of 90 days after the date of Closing. The form of Lock-up Agreement is attached to this proxy statement/prospectus as Annex F.
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, ROCG, Sponsors and certain stockholders of Tigo will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, ROCG will agree to register for resale, pursuant to Rule 415 under the Securities Act, shares of ROCG common stock that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, ROCG agrees to file a shelf registration statement registering the resale of the common stock within 30 days of the Closing. Up to twice in any 12-month period, certain Tigo stockholders and Sponsors may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $25.0 million. ROCG also agrees to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that ROCG will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. There are no monetary or other additional penalties under the Registration Rights Agreement resulting from delays in registering our common stock.
Convertible Note
On January 9, 2023, Tigo entered into the Note Purchase Agreement with L1 Energy. Pursuant to the Note Purchase Agreement, Tigo issued, in a private placement, the Convertible Note in an aggregate principal amount of $50.0 million. The Convertible Note bears an interest rate of 5.00% per annum. Interest accrues daily and is payable semi-annually on January 9 and July 9 of each year, beginning on July 9, 2023. The Convertible Note will mature on January 9, 2026 unless earlier converted, exchanged or repaid in full.
The Convertible Note is convertible into shares of common stock or an equivalent security created as a result of a Public Company Event (as defined in the Convertible Note) up to the principal amount of the Convertible Note, at any time on or prior to the maturity date, at the election of L1 Energy. The Convertible Note is convertible into the number of shares of common stock equal to the outstanding principal balance of the Convertible Note as of the date of conversion, divided by an amount equal to (x) $550,000,000 divided by (y) the aggregate number of outstanding shares of Tigo’s common stock as of the issuance date (excluding any shares issued in connection with a Public Company Event, such as the Business Combination, in the event of conversion in connection with or following a Public Company Event), in each case subject to adjustment in accordance with the terms of the Convertible Note. The securities issued or issuable upon conversion of the Convertible Note will have registration rights similar to registration rights provided to Tigo’s existing preferred stockholders. In the event of a change of control, L1 Energy may elect to convert the Convertible Note in full into shares of common stock immediately prior to the change of control or require Tigo to redeem all of the outstanding principal amount of the Convertible Note plus unpaid interest (whether or not accrued) that would have otherwise accrued and been payable had the Convertible Note remaining outstanding through January 9, 2026.
Tigo may not voluntarily repay or redeem the Convertible Note prior to the maturity date without the express written consent of L1 Energy, at L1 Energy’s sole discretion.
The note may not be transferred by L1 Energy without Tigo’s consent. However, no consent is required if the transfer is to an affiliate of L1 Energy, or if the transfer occurs from and after the consummation of a

Public Company Event. In connection with any transfer of the Convertible Note, the transferee shall agree to be bound by, and become party to, the Note Purchase Agreement.
The events of default, which may result in the acceleration of the maturity of the Convertible Note, include, among other things, (i) failure to pay any part of the principal or unpaid accrued interest on the Convertible Note when due and payable, (ii) failure to observe or perform any other obligation under the Note Purchase Agreement and the Convertible Note for a period of 30 days, (iii) a default that has not otherwise been cured or forgiven under any agreement to which Tigo or any of its subsidiaries is a party that evidences indebtedness of $10 million or more, which entitles any person to accelerate such indebtedness and (iv) certain events of bankruptcy and insolvency.
Tigo will use proceeds from the sale of the Convertible Note for general corporate purposes, including repayment of existing indebtedness. For a discussion of the potential dilutive impact of the Convertible Note on non-redeeming shareholders, see the sections entitled “Summary — Total Shares to be Issued in the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information.”
Promissory Note
Concurrently with the execution of the Merger Agreement, Tigo and the Sponsors entered into the Promissory Note pursuant to which the Sponsors are required to repay the full amount of the expenses funded by Tigo to extend the period for ROCG to consummate a Business Combination as contemplated in the Merger Agreement. Pursuant to the Promissory Note, the outstanding principal amount under the Promissory Note becomes immediately due and payable in full, together with all accrued and unpaid interest thereon, on the earlier of (i) on July 6, 2023, (ii) the consummation of the transactions contemplated by the Sale and Purchase Agreement; or (iii) the termination of the Merger Agreement.
Restrictive Covenant Agreements
In connection with the Merger Agreement, at the Closing, certain employees of Tigo have agreed to enter into restrictive covenant agreements (each, a “Restrictive Covenant Agreement”), which will contain a non-compete, non-solicit and non-disparagement restrictions with a restricted period of four years from the date of the Closing. They will also include customary confidentiality provisions, among others. The form of Restrictive Covenant Agreement is attached to this proxy statement/prospectus as Annex E.
Employment Agreements
In connection with the Merger Agreement, prior to the Closing, Tigo will negotiate employment agreements (including related to severance provisions) in good faith with each of the employees of Tigo, which will be contingent upon, and effective as of, the Closing.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of the material U.S. federal income tax consequences (i) with respect to the exercise by holders of Public Shares of their redemption rights in connection with the Business Combination and (ii) of the Merger to holders of Tigo common stock that receive solely shares of the Combined Company common stock pursuant to the Merger. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Department of the Treasury (“Treasury”) regulations promulgated thereunder, judicial authority and administrative rulings, in each case effective as of the date hereof. These authorities are subject to change, possibly with retroactive effect, or different interpretations. Any such change could alter the tax considerations for holders of Public Shares or Tigo common stock, as applicable, as described herein. Neither ROCG nor Tigo has sought, and neither intends to seek, any ruling from the IRS, regarding any tax matter discussed herein. The discussion below does not address any aspects of U.S. taxation other than U.S. federal income taxation, and as such does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences of a redemption of Public Shares or of the Merger. This discussion does not address any tax considerations for holders of Founder Shares or the forfeiture thereof or holders of Tigo stock options, nor does this discussion address any tax considerations with respect to the preferred stock conversion and warrant exercise in connection with the Business Combination.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Public Shares or Tigo common stock, as applicable, that is:
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an individual citizen or resident of the United States for U.S. federal income tax purposes;

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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Public Shares or Tigo common stock, as applicable, (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Public Shares or Tigo common stock, as applicable, the tax treatment of a partner (or person treated as a partner) in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Public Shares or Tigo common stock, as applicable, and the partners (and persons treated as partners) in a partnership holding Public Shares or Tigo common stock, as applicable, should consult their tax advisors regarding the tax consequences to them of the Business Combination.
ALL HOLDERS OF PUBLIC SHARES OR TIGO COMMON STOCK, AS APPLICABLE, ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS OF THE BUSINESS COMBINATION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.
This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Public Shares or Tigo common stock, as applicable, in light of their particular facts and circumstances. This discussion applies only to holders that hold their Public Shares or Tigo common stock, as applicable, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to the particular circumstances of holders of Public Shares or Tigo common stock, as applicable, including the impact of the Medicare contribution tax on net investment income, the Foreign Account Tax Compliance Act or the alternative minimum tax. In addition, this discussion does not address all of the different consequences that may be relevant to holders of Public Shares or Tigo common stock, as applicable, that are subject to special rules under U.S. federal income tax laws (including, without limitation, banks or other financial institutions; dealers or brokers in stocks and securities or currencies; traders in securities that elect to apply a mark-to-market method of accounting; insurance companies; tax-exempt entities; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein); subchapter S corporations (and investors therein); retirement plans, individual retirement accounts or other tax-deferred accounts; real estate investment trusts; regulated investment companies; mutual funds; controlled foreign corporations; passive foreign investment companies; certain former citizens or former long-term residents of the United States; U.S. Holders having a functional currency other than the U.S. dollar; holders who hold shares of Public Shares or Tigo common stock, as applicable, as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction; holders who own (or are deemed to own) 5% or more of the outstanding stock of ROCG or Tigo, as applicable; and holders who acquired (or will acquire) their Public Shares or Tigo common stock, as applicable, through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan).
Material Tax Consequences with respect to a Redemption of Public Shares
Tax Consequences for U.S. Holders
The discussion below applies to you if you are a “U.S. Holder” (as defined above) of Public Shares that exercises the redemption rights described above under “ROCG’s Special Meeting of Stockholders —  Redemption Rights” with respect to your Public Shares.
Treatment of Redemption
The treatment of a redemption of your Public Shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Public Shares under Section 302(b) of the Code. If the redemption qualifies as a sale or exchange of the Public Shares, you will recognize gain or loss as described below under “— Gain or Loss on Redemptions Treated as a Sale of Public Shares.” If the redemption does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a corporate distribution subject to tax as described below under “— Taxation of Redemptions Treated as Distributions.” Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of Public Shares treated as held by you (including shares constructively held by you) relative to all of ROCG common stock outstanding both before and after the redemption. The redemption of Public Shares generally will be treated as a sale or exchange of the Public Shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in ROCG, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, you must take into account not only shares of ROCG stock actually owned by you, but also any shares of ROCG stock that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares of ROCG stock owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares of ROCG stock you have a right to acquire by exercise of an option, which generally would include shares of ROCG common stock that could be acquired pursuant to the exercise of ROCG warrants. The application of these rules generally takes into account transactions that occur contemporaneously with the redemption, including any issuances of ROCG stock made in connection with the Business Combination. There will be a complete termination of your interest if either (i) all of the shares of ROCG stock actually and constructively owned by you are redeemed or (ii) all of the shares of ROCG stock actually owned by you are redeemed and you are eligible to waive, and do effectively waive in accordance with specific rules, the attribution of shares owned by certain family members and you do not constructively own any other shares of ROCG stock (including any ROCG stock constructively owned by you as a result of owning ROCG warrants). The redemption of Public Shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in ROCG. Whether the redemption will result in a meaningful reduction in your proportionate interest in ROCG will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In order to meet the “substantially disproportionate” test, the percentage of outstanding ROCG voting stock actually and constructively owned by you immediately following the redemption of the Public Shares must, among other requirements, be less than 80% of the percentage of the outstanding ROCG voting stock actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Redemptions Treated as Distributions” below. After the application of those rules, any remaining tax basis you have in the redeemed Public Shares will be added to your adjusted tax basis in your remaining shares of ROCG stock, or, if you have none, possibly to the tax basis of other shares of ROCG stock constructively owned by you.
Taxation of Redemptions Treated as Distributions
If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from ROCG. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of ROCG’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your adjusted tax basis in your shares (but not below zero), with any remaining excess treated as gain realized from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares.”
If you are a corporate U.S. Holder, dividends paid by ROCG to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the requisite holding period requirement. If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the preferential long-term capital gains rate (see “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” below) so long as you satisfy the holding period requirement for such qualified dividend income. It is unclear whether the redemption rights with respect to the Public Shares described in this proxy statement/prospectus may prevent a U.S. Holder of such Public Shares from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then if you are treated as a corporation for U.S. federal income tax purposes, you may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and if you are not treated as a corporation for U.S. federal income tax purposes, you may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.
Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares
If a redemption of your Public Shares qualifies as a sale or exchange of Public Shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Public Shares so redeemed.
Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Public Shares so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Public Shares described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for the Public Shares has been suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or taxable disposition of the Public Shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Tax Consequences for Non-U.S. Holders
The discussion below applies to you if you are a “Non-U.S. Holder” (as defined above) of Public Shares that exercises the redemption rights described above under “ROCG’s Special Meeting of Stockholders — Redemption Rights” with respect to your Public Shares.
Treatment of Redemption
If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your Public Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described above under “Tax Considerations for U.S. Holders — Treatment of Redemption.”
Non-U.S. Holders considering exercising their redemption rights are urged to consult their tax advisors as to whether the redemption of their Public Shares will be treated as a distribution, or as a sale or exchange, under the Code.
Taxation of Redemptions Treated as Distributions
If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from ROCG, which distribution will be treated as a dividend to the extent the distribution is paid out of ROCG’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will generally be subject to withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to U.S. Holders and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional “branch profits tax” at a 30% rate or a lower applicable tax treaty rate.
Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your adjusted tax basis in your Public Shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” below.
Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares
If the redemption of your Public Shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption if you are a Non-U.S. Holder unless:
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such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional “branch profits tax” at a 30% rate or a lower applicable tax treaty rate;

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you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

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we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Public Shares, and, in the case where our Public Shares are regularly traded on an established securities market, you have owned, directly or constructively, more than 5% of our Public Shares at any time within the shorter of the five-year period or your holding period for our Public Shares. We do not believe that we are or have been a U.S. real property holding corporation.

Because it may not be certain at the time your Public Shares are redeemed whether such redemption will be treated as a sale or exchange or as a corporate distribution, and because such determination will depend in part on your particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) you are treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to you in redemption of your Public Shares, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. Holders to certify that they are exempt from such withholding tax and (ii) you are able to certify that you meet the requirements of such exemption (e.g., because you are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to you, you generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. You should consult your own tax advisors regarding the application of the foregoing rules in light of your particular facts and circumstances and any applicable procedures or certification requirements.
All holders of Public Shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Public Shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.
Material Tax Consequences of the Merger to Holders of Tigo Common Stock
The discussion below applies to you if you are a “U.S. Holder” or a “Non-U.S. Holder” (each as defined above, and collectively, “Holders”) of Tigo common stock. Subject to the qualifications, assumptions and limitations set forth herein and in the U.S. federal income tax opinion that will be filed as Exhibit 8.1, the discussion under this section “Material Tax Consequences of the Merger to Holders of Tigo Common Stock” represents the opinion of White & Case LLP, counsel to Tigo, with respect to the material U.S. federal income tax consequences of the Merger to Holders of Tigo common stock.
The parties intend for the Merger contemplated by the Merger Agreement to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code (a “Section 368(a) Reorganization”) and/or as a transaction governed by Section 351 of the Code (a “Section 351 Transaction”). There are technical uncertainties, however, as to whether the Merger qualifies for such intended tax treatment, including factual determinations which must be finally made after completion of the Merger, by which time there could be adverse changes to the relevant facts and circumstances. The obligations of ROCG, Tigo and Merger Sub to complete the Merger are not conditioned on the receipt of an opinion from counsel to the effect that the Merger will qualify as a 368(a) Reorganization and/or a Section 351 Transaction, and the Merger will occur even if it does not so qualify. Neither ROCG nor Tigo has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each Holder of Tigo common stock is urged to consult its tax advisor with respect to the particular tax consequences of the Merger to such Holder.
Tax Consequences if the Merger Qualifies as a Section 368(a) Reorganization and/or a Section 351 Transaction
If the Merger qualifies either as a Section 368(a) Reorganization or a Section 351 Transaction, in general (i) no gain or loss should be recognized by a Holder of Tigo common stock who exchanges such Tigo common stock solely for Combined Company common stock pursuant to the Merger, and, in such case, the Holder should have an adjusted tax basis of the Combined Company common stock received in the Merger equal to the adjusted tax basis of the Tigo common stock surrendered in exchange therefor, and (ii) the holding period of the Combined Company common stock received in the Merger by such a Holder of Tigo common stock should include such Holder’s holding period for Tigo common stock exchanged therefor.
Every “significant transferor” pursuant to the exchange must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the exchange. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owned at least 5% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least 1% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded.
Holders who hold different blocks of Tigo common stock (generally, Tigo common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to Holders who hold different blocks of Tigo common stock.
Holders of Tigo common stock that receive securities or instruments issued (or deemed to be issued) by the Combined Company in addition to Combined Company common stock in connection with the Business Combination are urged to consult their tax advisors with respect to the particular tax consequences of the Business Combination to such Holders, including regarding the manner in which any gain is taxed (e.g., a dividend as a result of the application of Section 304 of the Code or as a transaction that may give rise to capital gain).
Tax Consequences if the Merger Does Not Qualify as a Section 368(a) Reorganization or as a Section 351 Transaction
If the Merger does not qualify as a Section 368(a) Reorganization or as a Section 351 Transaction, the Merger generally would be treated as a taxable exchange of Tigo common stock for Combined Company common stock. If so treated, a U.S. Holder would be required to recognize gain or loss in such taxable exchange in an amount equal to the difference between the fair market value of the Combined Company common stock held by it immediately following the Merger and the adjusted tax basis of the Tigo common stock held by it immediately prior to the Merger. Any such capital gain or loss generally would be long-term capital gain or loss if the U.S. Holder’s holding period for the Tigo common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
The tax consequences to a Non-U.S. Holder if the Merger is treated as a taxable sale of Tigo common stock by the Non-U.S. Holder generally will be the same as described above under the section entitled “Material Tax Consequences with respect to a Redemption of Public Shares — Tax Consequences for Non-U.S. Holders — Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” with respect to the Tigo common stock exchanged. The Merger Agreement obligates Tigo to deliver a certificate to ROCG on the Closing Date that as of the date of the certificate, Tigo is not a U.S. real property holding corporation.
A Holder’s holding period for the Combined Company common stock would begin on the day after the Merger and the Holder’s tax basis in the Combined Company common stock received in the exchange should equal the fair market value of such Combined Company common stock at the time of the exchange. Holders who hold different blocks of Tigo common stock (generally, Tigo common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to Holders who hold different blocks of Tigo common stock.
Holders of Tigo common stock that receive securities or instruments issued (or deemed to be issued) by the Combined Company in addition to Combined Company common stock in connection with the Business Combination are urged to consult their tax advisors with respect to the particular tax consequences of the Business Combination to such Holders, including regarding the manner in which any gain is taxed (e.g., a dividend as a result of the application of Section 304 of the Code or as a transaction that may give rise to capital gain).
Information Reporting and Backup Withholding
Proceeds received in connection with the redemption of Public Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S.

Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
NOTHING IN THE FOREGOING DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE. THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSIDERATIONS RELEVANT TO HOLDERS OF PUBLIC SHARES OR TIGO COMMON STOCK, AS APPLICABLE. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF A REDEMPTION OF PUBLIC SHARES OR THE BUSINESS COMBINATION AND ANY OTHER TRANSACTIONS CONSUMMATED IN CONNECTION THEREWITH AND THE OWNERSHIP AND DISPOSITION OF ROCG CAPITAL STOCK OR TIGO STOCK, AS APPLICABLE, IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

COMPARISON OF STOCKHOLDERS’ RIGHTS
General
Tigo is incorporated under the laws of the State of Delaware and the rights of Tigo stockholders are governed by the laws of the State of Delaware, including the DGCL, Tigo’s charter and Tigo’s bylaws. ROCG is incorporated under the laws of the State of Delaware and the rights of ROCG stockholders are governed by the laws of the State of Delaware, including the DGCL, ROCG’s Existing Charter and ROCG’s bylaws.
As a result of the Business Combination, ROCG stockholders that do not redeem their shares and Tigo stockholders who receive shares of Combined Company common stock will become Combined Company stockholders. The Combined Company is incorporated under the laws of the State of Delaware and the rights of Combined Company stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws. Thus, following the Business Combination, the rights of ROCG stockholders that do not redeem their shares and Tigo stockholders who become Combined Company stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by ROCG’s Existing Charter and ROCG’S bylaws or Tigo’s charter and Tigo’s bylaws, respectively, and instead will be governed by the Proposed Charter and the Proposed Bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of ROCG’s stockholders under ROCG’s Existing Charter and bylaws (left column), the rights of Tigo stockholders under Tigo’s charter and Tigo’s bylaws (center column), and the rights of Combined Company stockholders under the forms of the Proposed Charter and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of ROCG’s Existing Charter and bylaws incorporated by reference as exhibits to this registration statement on Form S-4, of which this proxy statement/prospectus forms a part, Tigo’s charter and Tigo’s bylaws, and the form of the Proposed Charter, which is attached to this proxy statement/prospectus as Annex B, and the form of the Proposed Bylaws, which is attached to this proxy statement/prospectus as Annex C, as well as the relevant provisions of the DGCL.
Capitalized terms used in the Current ROCG Provisions, Tigo and Combined Company columns below and not defined below have the meanings assigned to them in the Existing Charter and bylaws, Tigo’s charter and bylaws and the Proposed Charter and the Proposed Bylaws, respectively.
Current ROCG Provisions	Tigo	Combined Company
Authorized Capital Stock
ROCG common stock. The total number of shares which ROCG has the authority to issue is fifty million (50,000,000) shares of common stock, $0.0001 par value.	Tigo is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” Tigo is authorized to issue a total of 463,504,244 shares, each with a par value of $0.0001 per share, including 260,000,000 shares of common stock, and 203,504,244 shares of preferred stock. Of the shares of preferred stock, 378,066 shares have been designated as Series A-1 Preferred Stock; 639,733 shares have been designated as Series A-2 Preferred	The Proposed Charter authorizes 160,000,000 shares of stock, consisting of 150,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Current ROCG Provisions	Tigo	Combined Company
Stock; 1,998,177 shares have been designated as Series A-3 Preferred Stock; 2,447,023 shares have been designated as Series A-4 Preferred Stock; 7,985,151 shares have been designated as Series B-1 Preferred Stock; 746,602 shares have been designated as Series B-2 Preferred Stock; 6,627,558 shares have been designated as Series B-3 Preferred Stock; 30,739,072 shares have been designated as Series B-4 Preferred Stock; 27,079,195 shares have been designated as Series C Preferred Stock; 38,659,789 shares have been designated as Series C-1 Preferred Stock; 49,342,160 shares have been designated as Series D Preferred Stock; and 36,861,678 shares have been designated as Series E Preferred Stock.
Conversion

In the event that a Business Combination is consummated by ROCG or ROCG holds a vote of its stockholders to amend its Certificate of Incorporation prior to the consummation of a Business Combination, any holder of IPO Shares who (i) followed the procedures contained in the proxy materials to perfect the holder’s right to convert the holder’s IPO Shares into cash, if any, or (ii) tendered the holder’s IPO Shares as specified in the tender offer materials therefore, shall be entitled to receive the Conversion Price in exchange for the holder’s IPO Shares.
ROCG shall, promptly after the consummation of the Business Combination or the filing of the amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, covert such shares into cash at a per share price equal to the quotient determined by dividing (i) the amount then held in the

Right to Convert.   Holders of Tigo’s preferred stock have the right to convert their shares of preferred stock at any time, and from time to time, into shares of Tigo common stock at conversion rates set forth in Tigo’s charter.
Automatic Conversion.    Immediately prior to, and contingent upon the consummation of, (i) a merger with a special purpose acquisition company that results in holders of Series E Preferred Stock receiving cash and/or shares of a publicly traded company with a value per share of Series E Preferred Stock equal to (x) if on or prior to May 23, 2023, at least one and a half times (1.5x) $1.22078 per share (the “Series E Original Issue Price”) (appropriately adjusted for stock splits, stock dividends, combinations, subdivisions, reclassifications and the like) plus any unpaid dividends required by Tigo’s charter on such Series E Preferred Stock accrued or outstanding
There are no conversion provisions in the Proposed Charter or the Proposed Bylaws.

Current ROCG Provisions	Tigo	Combined Company

Trust Fund less any income taxes owed on such funds but not yet paid, calculated as of two business days prior to the consummation of the Business Combination or the filing of the amendment, as applicable, by (ii) the total number of IPO Shares then outstanding (such price being referred to as the “Conversion Price”). “Trust Fund” shall mean the trust account established by ROCG at the consummation of its IPO and into which the amount specified in Registration Statement is deposited.
Notwithstanding the foregoing, a holder of IPO Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (“Group”) with, will be restricted from demanding conversion in connection with a proposed Business Combination with respect to 20.0% or more of the IPO Shares. Accordingly, all IPO Shares beneficially owned by such holder or any other person with whom such holder is acting in concert or as a Group with in excess of 20.0% or more of the IPO Shares will remain outstanding following consummation of such Business Combination in the name of the stockholder and not be converted.

with respect to each such share of Series E Preferred Stock (the “Threshold Amount”) or (y) if after May 23, 2023, $0.9278 per share, appropriately adjusted for any stock split, dividend, combination or other recapitalization (a “Qualified SPAC Transaction”), and which Qualified SPAC Transaction does not constitute a Deemed Liquidation; or (ii) Tigo’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, the public offering price of which is not less than (x) if on or prior to May 23, 2023, the Threshold Amount per share; or (y) if after May 23, 2023, $0.9278 per share (appropriately adjusted for any stock split, dividend, combination or other recapitalization), and which results in aggregate cash proceeds to Tigo of at least $35,000,000, net of underwriting discounts and commissions, (a “Qualified IPO”), then all outstanding shares of Tigo’s preferred stock shall automatically be converted into shares of Tigo common stock, at the then effective conversion rate for each such series of preferred stock as set forth in the charter.
Each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A- 4 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock shall automatically be converted into shares of Tigo common stock at the then effective conversion rate on the date specified by written consent or agreement of the

Current ROCG Provisions	Tigo	Combined Company
holders of a majority of the then outstanding shares of such series (voting together as a single class on an as-converted basis and not as separate series). Each share of Series D Preferred Stock shall automatically be converted into shares of Tigo common stock at the then effective conversion rate on the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series D Preferred Stock (voting as a separate class). Each share of Series E Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion rate on the date specified by written consent or agreement of holders of a majority of the then outstanding shares of Series E Preferred Stock, voting as a separate, single series.
Number and Qualification of Directors
The board of directors shall consist of one or more members. The number of directors shall be fixed by the board of directors and may thereafter be changed from time to time by resolution of the board of directors. Directors need not be residents of the State of Delaware nor stockholders of ROCG.	The number of directors constituting the entire board of directors shall be eight. Thereafter, this number may be changed by a resolution of the board of directors or by the stockholders, and each director elected shall hold office until his successor is elected and qualified. No reduction of the authorized number of directors shall have the effect of removing any director before such director’s term of office expires. Directors need not be stockholders of Tigo.	The total number of directors constituting the board of directors shall be determined from time to time by resolution of the board of directors. Directors need not be stockholders of the Combined Company.
Structure of Board; Election of Directors

Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors hold office until their successor is elected and qualified or until their earlier resignation or removal.
So long as at least two million (2,000,000) shares of each of
The Proposed Charter provides that at the Combined Company’s annual meeting, each director is elected until the expiration of his or her term or until his or her successor is duly elected and qualified, subject to his or her death, resignation or removal. If the number of directors is

Current ROCG Provisions	Tigo	Combined Company
(i) Series E Preferred Stock, (ii) Series D Preferred Stock, (iii) Series C Preferred Stock and/or Series C-1 Preferred Stock and (iv) Series B-4 Preferred Stock are outstanding, the holders of each such series, voting together as a single class and on an as-converted basis, shall be entitled to elect one (1) member of Tigo’s board of directors. As long as at least four million (4,000,000) shares, in the aggregate, of Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, and Series B-3 Preferred Stock are outstanding, the holders of such series, voting together as a single class, not as separate series and on an as-converted basis, shall be entitled to elect one (1) directors to Tigo’s board of directors. The holders of Tigo’s common stock, voting together as a separate class, shall be entitled to elect one (1) director to Tigo’s board of directors. The holders of the common stock and preferred stock, voting together as a single class and on an as-converted basis, shall be entitled to elect any remaining directors.
changed, in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.
The Proposed Bylaws bylaws provide that, subject to the rights of the holders of one or more series of preferred stock, directors will be elected by a plurality of votes cast in respect of shares of capital stock of the Combined Company, present in person or represented by proxy, and entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present.

Removal of Directors
Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of more than 60% of the voting power of all then outstanding shares of ROCG capital stock entitled to vote generally in the election of directors, voting together as a single class.	Any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock of the Combined Company entitled to vote on the election of such director, voting together as a single class.
Voting
The holders of the Common Stock shall exclusively possess all voting power and each share of	Each holder of common stock shall have the right to one vote per share of common stock and	Each holder of record of common stock shall have one vote for each share of common

Current ROCG Provisions	Tigo	Combined Company
Common Stock shall have one vote.	the holder of each share of preferred stock shall have the right to one vote for each share of common stock into which the preferred stock could then be converted.	stock which is outstanding in his, her or its name. Holders of any series of preferred stock shall be entitled to such voting rights, if any, as shall expressly be granted thereto.
Supermajority Voting Provisions
Not applicable.	Not applicable.
The Proposed Charter requires the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then-outstanding stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal certain provisions of Proposed Charter as follows: Article VI, which addresses the rights of stockholders to act by written consent or call a special meeting, Article VII, which addresses the limitation of liability and indemnification of officers and directors, Article VIII, which provides for forum selection for certain actions, and Article X, which addresses the ability to amend the Proposed Charter.
The Proposed Charter requires the approval by affirmative vote of the holders of at least 66 2∕3% of the common stock of the Combined Company to adopt, amend, alter or repeal the bylaws.
The Proposed Charter provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock of the Combined Company entitled to vote on the election of such director, voting together as a single class.

Current ROCG Provisions	Tigo	Combined Company
Vacancies on the Board of Directors
Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify. A vacancy created by the removal of a director by the stockholders may be filled by the stockholders.	Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum; provided, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors pursuant to Tigo’s charter, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.	Vacancies and newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director so appointed shall hold office until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.
Special Meeting of the Board of Directors
ROCG’s bylaws provide that special meetings of the board of directors may be called by the Chairman or the President or by the number of directors who then legally constitute a quorum.	Special meetings of the board of directors may be called at any time by the chairman of the board, the president, any vice president, the secretary or any two directors.	Special meetings of the board of directors may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or a majority of the total number of directors constituting the board of directors.
Amendment to Certificate of Incorporation

Under Delaware law, an amendment to a charter generally requires the approval of such company’s board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class.
There is nothing in the Certificate of Incorporation or Bylaws mentioning approval requirements for amending the Certificate of Incorporation.

Subject to the provisions set forth below, Tigo reserves the right to amend, alter, change or repeal any provision of its charter in the manner prescribed by statute.
As long as there are at least two million (2,000,000) shares of preferred stock outstanding, no amendments to Tigo’s charter may be effected unless the holders of a majority of the preferred stock, voting together as a single series and on an as-converted basis, approve such amendment. Additionally, so long as a specified number of shares of the respective series is outstanding, the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, Series B
The Proposed Charter requires the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then-outstanding stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, to amend or repeal certain provisions of Proposed Charter as follows: Article VI, which addresses the rights of stockholders to act by written consent or call a special meeting, Article VII, which addresses the limitation of liability and indemnification of officers and directors, Article VIII, which provides for forum selection for certain actions, and Article X, which addresses the ability to amend the Proposed Charter.

Current ROCG Provisions	Tigo	Combined Company
Preferred Stock, Series B-4 Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, each voting as a separate class, will be required to amend Tigo’s charter in a manner that adversely affects the respective series. The number of shares of each series that must be outstanding to provide the holders of such series with the rights detailed above are: Series A Preferred Stock, one million (1,000,000) shares; Series B Preferred Stock, three million, three hundred thousand (3,300,000) shares; Series B-4 Preferred Stock, two million five hundred thousand (2,500,000) shares; Series C Preferred Stock, two million (2,000,000) shares; Series C-1 Preferred Stock, two million (2,000,000) shares; Series D Preferred Stock, two million (2,000,000) shares; and Series E Preferred Stock, two million (2,000,000) shares.
Amendment of Bylaws

The board of directors shall have the power, without the assent or vote of the stockholders, to make, amend, change, add to or repeal the bylaws of ROCG as provided in the bylaws of ROCG.
ROCG’s bylaws provide that the bylaws may be altered, amended, supplemented or repealed or new bylaws may be adopted (a) at any regular or special meeting of stockholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares entitled to vote, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting, or (b) by a resolution adopted by a majority of the whole board of directors at any regular or special

Subject to the provision set forth below, the board of directors is authorized to make, alter or repeal the bylaws. Additionally, the bylaws may be amended or repealed by the stockholders entitled to vote.
As long as there are at least two million (2,000,000) shares of preferred stock outstanding, no amendments to Tigo’s bylaws may be effected unless the holders of a majority of the preferred stock, voting together as a single series and on an as-converted basis, approve such amendment.

The board of directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Proposed Charter.
The stockholders may also make, repeal, alter, amend or rescind, in whole or in part, the bylaws; provided, however, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class, shall be required in order for the stockholders of the Combined Company to alter, amend or

Current ROCG Provisions	Tigo	Combined Company
meeting of the board. The stockholders shall have authority to change or repeal any bylaws adopted by the directors.		repeal, in whole or in part, any provision of the bylaws or to adopt any provision inconsistent therewith.
Quorum

Board of Directors.   The Bylaws provide that a majority of the directors then in office shall constitute a quorum for the transaction of business unless a greater number is required by law, by the Certificate of Incorporation or by these bylaws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
Stockholders.   The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be resent or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Board of Directors.   A majority of the total number of directors shall constitute a quorum for the transaction of business at all meetings of the board of directors except as otherwise specifically provided by statute or Tigo’s charter.
Stockholders.   Except as otherwise provided by statute or Tigo’s charter, the holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have the power to adjourn the meeting to another place (if any), date or time.

Board of Directors.   A majority of the total number of directors then in office shall constitute a quorum for the transaction of business at all meetings of the board of directors.
Stockholders.   Unless otherwise provided by law, the Proposed Charter or the Proposed Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time until a quorum is present or represented.

Stockholder Action by Written Consent
Whenever the stockholders are required or permitted to take any action by vote, such action may be taken without a meeting,	Unless otherwise provided in Tigo’s charter, any action required to be taken at any annual or special meeting of	Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other

Current ROCG Provisions	Tigo	Combined Company
without prior notice and without a vote, if a written consent or electronic transmission, setting forth the action so taken, shall be signed or e-mailed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting called for such purpose.	stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to Tigo in accordance with Section 228(a) of the DGCL.	outstanding class or series of stock of the Combined Company, the Proposed Charter does not permit stockholders to act by consent in writing.
Special Stockholder Meetings
Special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be held wholly or partially by means of remote communications or at any place, within or without the State of Delaware, and may be called by resolution of the board of directors, or by the Chairman or the Chief Executive Officer.	A special meeting of the stockholders may be called at any time by Tigo’s board of directors, the chairman of the board, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent of the votes at that meeting.	Subject to the special rights of the holders of one or more series of preferred stock, special meetings of the stockholders of the Combined Company may only be called by the chairperson of the board of directors or a resolution adopted by the affirmative vote of the majority of the then-serving members of the board of directors.
Notice of Stockholder Meetings
Written or printed notice of the meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally, or by mail, or if prior consent has been received by a stockholder by electronic transmission, by or at the direction of the Chairman or the President, the Secretary, or the persons calling the meeting, to	All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.	Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware law, the Proposed Charter or the Proposed Bylaws, such notice shall be given not less

Current ROCG Provisions	Tigo	Combined Company
each stockholder or record entitled to vote at such meeting.		than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The Combined Company’s board of directors or the chairman of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, the Combined Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
Nothing in the Bylaws or Certificate of Incorporation discusses this.	Tigo’s charter and bylaws are silent with respect to stockholder proposals.	The stockholder must (i) give timely notice thereof in written to the secretary of the Combined Company, and (ii) any such proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the secretary of the Combined Company at its principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced

Current ROCG Provisions	Tigo	Combined Company
more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Proposed Bylaws.
Stockholder Nominations of Persons for Election as Directors
Nothing in the Bylaws or Certificate of Incorporation discusses this.	Tigo’s charter and bylaws are silent with respect to stockholder nominations.	The stockholder must give timely notice of nominations of persons for election to the Combined Company’s board of directors in writing to the secretary of the Combined Company. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the secretary of the Combined Company at its principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on

Current ROCG Provisions	Tigo	Combined Company

which public disclosure of the date of such annual meeting was first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not earlier than of 120 days prior to the date of the special meeting or later than the alter of 90 days prior to the date of the special meeting and the 10th day following the day on which the public announcement of the date of the special meeting is first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such meeting. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Proposed Bylaws.

Exclusive Forum
Not applicable.	Not applicable.	The Proposed Charter adopts (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.These provisions are inapplicable to claims seeking to enforce any liability or duty created by the Exchange Act; and any other

Current ROCG Provisions	Tigo	Combined Company
claim for which the U.S. federal courts have exclusive jurisdiction.
Limitation of Liability of Directors and Officers

A director of ROCG shall not be personally liable to ROCG or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty ROCG or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of ROCG shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Any repeal or modification of the foregoing paragraph by the stockholders of ROCG shall not adversely affect any right or protection of a director of ROCG with respect to events occurring prior to the time of such repeal or modification.
	To the fullest extent permitted by the DGCL, a director of Tigo shall not be personally liable to Tigo or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Tigo director shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.	A director or officer of the Combined Company shall not be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.
Indemnification of Directors, Officers, Employees and Agents
ROCG, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorney’s fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by ROCG in advance of	Tigo shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers and shall have the power to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of	The Combined Company, to the fullest extent permitted by law, may indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Combined Company or any predecessor of the Combined Company or is or was serving at

Current ROCG Provisions	Tigo	Combined Company

the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by ROCG as authorized hereby.
Notwithstanding the foregoing, no indemnification nor advancement of expenses will extend to any claims made by ROCG’s officers and directors to cover any loss that such individuals may sustain as a result of such individuals’ agreement to pay debts and obligations to target businesses or vendors or other entities that are owed money by ROCG for services rendered or contracted for or products sold to ROCG, as described in the Registration Statement.
Subsection (a) of Article VII of ROCG’s Bylaws provides that ROCG shall indemnify, subject to Section (b) of Article VII of the Bylaws, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of ROCG), by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests
	the fact that such person is or was an agent of the corporation. Directors, officers, employees and agents include persons who are or were serving as such at Tigo as well as those serving in the respective roles at the request of Tigo at another corporation, partnership, joint venture, trust or other enterprise, or who were serving as such at a corporation which was a predecessor corporation of Tigo or of another enterprise at the request of such predecessor corporation.	the request of the Combined Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Current ROCG Provisions	Tigo	Combined Company

of ROCG and, with respect to any criminal action or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of ROCG and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
Subsection (b) of Article VII of ROCG’s Bylaws provides that ROCG shall indemnify, subject to subsection (d) of Article VII of the Bylaws, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the ROCG to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of ROCG or is or was serving at the request of the ROCG as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ROCG and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to ROCG unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of

Current ROCG Provisions	Tigo	Combined Company

liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery of the State of Delaware or other court shall deem proper.
To the extent that a director, officer, employee or agent of ROCG has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the subsections (a) or (b) of Article VII of the Bylaws, or in defense of any claim, issue or matter therein, ROCG shall indemnify him against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
Any indemnification under subsections (a) and (b) of Article VII of the Bylaws (unless ordered by a court) shall be made by ROCG only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written option, or (3) by the stockholders.
For purposes of the above, “ROCG” shall include, in addition to the resulting corporation, any constituent corporation (including any

Current ROCG Provisions	Tigo	Combined Company
constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of the above sections with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.
Dividends, Distributions and Stock Repurchases
A holder of IPO Shares shall only be entitled to receive distributions from the Trust Fund in the event (i) he demands conversion of his shares or sells his shares in a tender offer in accordance with paragraph C of the Certificate of Incorporation or (ii) that ROCG has not consummated a Business Combination by the Termination Date. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.
Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends as set forth below, the holders of Tigo common stock shall be entitled to receive, when, as and if declared by Tigo’s board of directors, out of any assets of Tigo legally available therefor, such dividends as may be declared from time to time by the Tigo’s board of directors.
Tigo shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of common stock payable in shares of common stock) unless (in addition to the obtaining of any consents required by Tigo’s charter) the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount at least equal to the sum
Subject to the rights of the holders of any preferred stock issued by the Combined Company, and to the other provisions of the Proposed Charter, dividends and other distributions in cash, property or capital stock of the Combined Company may be declared and paid ratably on the Combined Company common stock out of the assets of the Combined Company which are legally available for this purpose at such times and in such amounts as the board of directors in its discretion shall determine.

Current ROCG Provisions	Tigo	Combined Company
of (i) the amount of the aggregate Accruing Dividends then accrued on such share of preferred stock and not previously paid, and (ii) (A) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable original issue price of such series of preferred stock; provided that if Tigo declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock, the dividend payable to the holders of preferred stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

Current ROCG Provisions	Tigo	Combined Company
Liquidation
In the event that ROCG does not consummate a Business Combination by 18 months from the consummation of the IPO (the “Termination Date”), the ROCG shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of ROCG’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the DGCL finding the dissolution of ROCG advisable and the provision of such notices as are required by said Section 275(c) of the DGCL, dissolve and liquidate the balance of ROCG’s net assets to its remaining stockholders, as part of ROCG’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to ROCG’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Fund plus any pro rata interest earned on the funds held in the Trust Fund and not previously released to ROCG for its working capital requirements or necessary to pay its taxes divided by the total number of IP Shares then
In the event of any liquidation, dissolution or winding up of Tigo, either voluntary or involuntary, the holders of the Series E Preferred Stock shall be entitled to receive, prior and in preference to any distribution or payment to the holders of the other series of preferred stock and common stock by reason of their ownership thereof, an amount per share equal to the Series E Liquidation Preference. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series E Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of Tigo legally available for distribution shall be distributed to the holders of the Series E Preferred Stock on a pro-rata basis until the holders of the Series E Preferred Stock shall have been paid their full liquidation preference. After the holders of the Series E Preferred Stock have been paid their liquidation preference, the holders of the Series D Preferred Stock are entitled to their liquidation preference, after which the holders of the Series C-1 Preferred Stock and Series C Preferred Stock are entitled to their liquidation preference, on a pari passu and equal priority basis, after which the holders of the Series B-4 Preferred Stock are entitled their liquidation preference, after which the holders of the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock are entitled their liquidation preference, on a pari passu and equal priority basis, after which holders of the Series A-1 Preferred Stock, Series A-2
The Proposed Charter provides that, in the event of any liquidation, dissolution or winding up of the Combined Company, the holders of shares of the Combined Company common stock are entitled to receive, subject to the preferential rights as to distributions upon such liquidation event of each of the creditors of the Combined Company and the holders of all classes or series of stock at the time outstanding, their ratable and proportionate share of the remaining assets of the Combined Company.

Current ROCG Provisions	Tigo	Combined Company
outstanding.
Preferred Stock. Series A-3 Preferred Stock and Series A-4 Preferred Stock are entitled their liquidation preference, on a parri passu and equal priority basis.
After the payment of the full liquidation preferences of the preferred stock, Tigo’s remaining assets available for distribution to stockholders shall be distributed with equal priority and pro rata among the holders of the common stock based on the number of shares of common stock held by each.

Choice of Forum
Unless ROCG consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the flowing claims or causes of action under the Delaware statutory or common law: (A) any derivative claim or cause of action brought on behalf of ROCG; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer, employee or agent of ROCG, to ROCG or the ROCG’s stockholders, or any claim or cause of action for aiding and abetting any such breach; (C) any claim or cause of action against ROCG or any current or former director, officer or other employee of ROCG, arising out of or pursuant to any provision of the DGCL, this Amendment and Restated Certificate of Incorporation or the bylaws of	Tigo’s charter and bylaws are silent with respect to choice of forum.	The Proposed Charter provides that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the company to the company or our stockholders; (iii) any action, suit or proceeding asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder

Current ROCG Provisions	Tigo	Combined Company

ROCG (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Amended and Restated Certificate of Incorporation or the bylaws of ROCG (as each may be amended from time to time, including any right. Obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against ROCG or any current or former director, officer or other employee of ROCG, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants.
The foregoing shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act, or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder’s counsel. The provision of the Proposed Charter described in the immediately preceding sentence does not apply to (i) suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) any action arising under the Securities Act, as to which the federal district court for the United States of America shall have exclusive jurisdiction.

DESCRIPTION OF CAPITAL STOCK OF THE COMBINED COMPANY
As a result of the Business Combination, ROCG stockholders and Tigo stockholders who receive shares of the Combined Company common stock in the Business Combination will become stockholders of the Combined Company. Your rights as stockholders of the Combined Company will be governed by Delaware law and the Combined Company’s Second Amended and Restated Certificate of Incorporation (the “Proposed Charter”) and Amended and Restated Bylaws (the “Proposed Bylaws”), each of which will be effective upon the Closing, as described further below. Your rights as holders of the Combined Company warrants will be governed by the terms of the warrant agreement, dated August 5, 2021, by and between ROCG and Continental Stock Transfer & Trust Company (the “Warrant Agreement”). The following description of the material terms of the Combined Company’s securities, including the Combined Company’s common stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law and the Combined Company’s forms of Proposed Charter and Proposed Bylaws carefully and in their entirety because they describe your rights as a stockholder of the Combined Company’s common stock.
Authorized and Outstanding Capital Stock
The Proposed Charter authorizes the issuance of 160,000,000 shares of capital stock of the Combined Company, consisting of (i) 150,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).
Common Stock
Voting Rights
Holders of Common Stock will be entitled to cast one vote per share of Common Stock on all matters to be voted on by stockholders. Holders of Common Stock vote together as a single class, and an action is approved by stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of Common Stock will not be entitled to cumulate their votes in the election of directors.
When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting will be decided by a majority vote of the holders of shares of capital stock present or represented at the meeting and voting affirmatively or negatively on such matter. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast will be sufficient to elect such directors.
Dividend Rights
Subject to preferences that may apply to any Preferred Stock, holders of Common Stock will be entitled to the payment of dividends at the times and in the amounts as the Board in its discretion may determine.
Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of the Combined Company, each holder of Common Stock will be entitled, pro rata on a per share basis, to all assets of the Combined Company of whatever kind available for distribution to the holders of Common Stock, subject to the designations, preferences, limitations, restrictions and relative rights of any Preferred Stock then outstanding.
Other Matters
The holders of Common Stock will not have redemption, conversion, preemptive or other subscription rights and there will be no sinking fund provisions applicable to Common Stock. Upon completion of the Business Combination, all of the outstanding shares of Common Stock will be validly issued, fully paid and non-assessable.

Preferred Stock
General
The Proposed Charter provides that the Board has the authority, without action by the stockholders, to designate and issue shares of Preferred Stock in one or more series, and the number of shares constituting any such series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each series of Preferred Stock, including, without limitation, dividend rights, conversion rights, rights and terms of redemption, and liquidation preferences, which rights may be greater than the rights of the holders of Common Stock.
The purpose of authorizing the Board to issue Preferred Stock and determine the rights and preferences of any series of Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of Preferred Stock may adversely affect the holders of Common Stock by restricting dividends on Common Stock, diluting the voting power of Common Stock or subordinating the dividend or liquidation rights of Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Common Stock.
Warrants
Each whole Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means that only a whole Warrant may be exercised at any given time by a warrant holder. No fractional Warrants will be issued upon separation of the units and only whole Warrants will trade on Nasdaq.
No Warrant will be exercisable for cash unless we have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if the registration statement covering the shares of Common Stock issuable upon exercise of the Warrants is not effective within 120 days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the whole Warrant for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrant and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the average reported trading price of the shares of Common Stock for the ten (10) trading days ending on the trading day prior to the date of exercise. The Warrants will expire five years from the Closing at 5:00 p.m., New York City time.
If (x) ROCG issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the Closing at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the ROCG Board), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination, and (z) the volume weighted average trading price of our shares of Common Stock during the 20 trading day period starting on the trading day prior to the day on which ROCG consummates the Business Combination (such price, the “Market Price”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Price.

The outstanding Warrants (excluding the Warrants issued in the private placements contemporaneously with the IPO) may be called for redemption, in whole and not in part, at a price of $0.01 per warrant:
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at any time after the Warrants become exercisable;

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upon not less than 30 days’ prior written notice of redemption to each warrant holder;

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if, and only if, the reported last sale price of the shares of Common Stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period commencing after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to Warrant holders; and

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if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrants upon surrender of such Warrants.
The redemption criteria for the Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of a redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrant.
If the Warrants are called for redemption as described above, management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrant and the “fair market value” by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported closing price of the shares of Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of the Warrants. Whether we will exercise our option to require all holders to exercise their Warrants on a “cashless basis” will depend on a variety of factors including the price of the Common Stock at the time the Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.
The Warrants have been issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and ROCG. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.
The exercise price and number of shares of Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices.
The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Common Stock and any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
Except as described above, no Warrants will be exercisable for cash and we will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such warrants, a prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants is current and the shares of Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants, and we will not be required to settle any such warrant exercise. If the prospectus relating to the shares of Common Stock issuable upon the exercise of the Warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.
Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the shares of Common Stock outstanding.
No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the Warrant holder.
The Warrant Agreement provides that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Registration Rights
At the Closing, the Combined Company, the Sponsors and certain equityholders of Tigo (the “Holders”) will enter into the Amended and Restated Registration Rights Agreement (the “A&R Registration Agreement”). Pursuant to the A&R Registration Agreement, among other things, subject to certain requirements and customary conditions, (i) the Sponsors and the Holders will be granted certain customary registration rights and piggyback rights with respect to their respective shares of Common Stock and any other equity securities of the Combined Company and (ii) the Registration Rights Agreement, dated as August 5, 2021, among ROCG, the Sponsors and the other “Holders” named in such Registration Rights Agreement will be terminated. There are no monetary or other additional penalties under the A&R Registration Agreement resulting from delays in registering the Common Stock. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
Exclusive Forum
The Proposed Charter provides that, unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (i) any derivative action or proceeding brought on the Combined Company’s behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of the Combined Company to the Combined Company or its stockholders; (iii) any action, suit or proceeding asserting a claim against the Combined Company, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws or (iv) any action, suit or proceeding asserting a claim against the Combined Company, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine, and, if such action is filed in a court other than the Chancery Court (a “Foreign Action”) by any stockholder (including any beneficial owner), to the fullest extent permitted by law, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the Chancery Court in connection with any action brought in any such court; and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act.
Certain Anti-Takeover Effects of Provisions of the Proposed Charter, Proposed Bylaws and Applicable Law
Section 203 of the DGCL affords us certain protections, such as prohibiting us from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of our outstanding voting stock (the “acquisition”), except if:
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our board of directors approved the acquisition prior to its consummation;

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the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

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the business combination is approved by our board of directors, and by a two-thirds vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale, or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.
Under certain circumstances, these anti-takeover provisions will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves the acquisition that results in the stockholder becoming an interested stockholder.
This may also have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Authorized but Unissued Shares
The Proposed Charter provides that certain shares of authorized but unissued Common Stock and Preferred Stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Combined Company by means of a proxy contest, tender offer, merger, or otherwise.
Special Meetings of Stockholders
The Proposed Charter provides that special meetings of the stockholders of the Combined Company may be called, for any purpose or purposes, at any time by the chairperson of the Board or a resolution adopted by the affirmative vote of the majority of the then-serving members of the Board, in accordance with the Proposed Bylaws, and shall not be called by stockholders or any other Person or Persons.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
The Proposed Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Combined Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Combined Company’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting of stockholders. The Proposed Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Proposed Bylaws allow the Board and/or the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Combined Company.
Limitation on Stockholder Action by Written Consent
The Proposed Charter provides that any action required or permitted to be taken by the stockholders of the Combined Company must be effected at an annual or special meeting of the stockholders and may not be taken by written consent of the stockholders in lieu of a meeting.
Dissenter’s Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, the Combined Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Combined Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Chancery Court.
Stockholders’ Derivative Actions
Under the DGCL, any of the Combined Company’s stockholders may bring an action in the Combined Company’s name to procure a judgment in the Combined Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Combined Company’s shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers of corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors or officers for monetary damages for any breach of fiduciary duty as a director or officer except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.
The Proposed Bylaws provide that the Combined Company must indemnify and hold harmless the directors and officers of the Combined Company to the fullest extent authorized by the DGCL. The Combined Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Combined Company, or is or was serving at the request of the Combined Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Combined Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.
The limitation of liability, advancement and indemnification provisions in the Proposed Charter and Proposed Bylaws may discourage stockholders from bringing lawsuits against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Combined Company and its stockholders. In addition, your investment may be adversely affected to the extent the Combined Company pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

Transfer Agent, Warrant Agent and Registrar
The transfer agent for Common Stock will be Continental Stock Transfer & Trust Company. The Combined Company will agree to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
Listing of Securities
Application will be made for the shares of Common Stock and Warrants to be approved for listing on Nasdaq under the symbols “TYGO” and “TYGOW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock of the Combined Company or warrants of the Combined Company for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been an affiliate of the Combined Company at the time of, or at any time during the three months preceding, a sale and (ii) the Combined Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock of the Combined Company or warrants of the Combined Company for at least six months but who are affiliates of the Combined Company at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three- month period only a number of securities that does not exceed the greater of:
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1% of the total number of shares of common stock of the Combined Company then outstanding; or

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the average weekly reported trading volume of common stock of the Combined Company during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Combined Company under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about the Combined Company.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business- combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
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the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

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at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, ROCG’s Sponsors will be able to sell their Founder Shares and Private Placement Units pursuant to Rule 144 without registration one year after ROCG has completed its initial business combination and filed Form 10-type information for the Combined Company, for so long as the Combined Company has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months other than Form 8-K reports.
Following the Closing, the Combined Company will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Certain Relationships and Related Person Transactions — Combined Company
Registration Rights Agreement
The Merger Agreement contemplates that, at the Closing, ROCG, Sponsors and certain stockholders of Tigo will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, ROCG will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of ROCG common stock and other equity securities of ROCG that are held by the parties thereto from time to time. There are no monetary or other additional penalties under the Registration Rights Agreement resulting from delays in registering our common stock.
Certain Relationships and Related Person Transactions — ROCG
Founder Shares
In February 2019, CR Financial Holdings, Inc., an entity affiliated with Roth Capital Partners, LLC, purchased an aggregate of 100 shares from us for an aggregate purchase price of $25,000. On June 29, 2020, we effected a dividend of 43,125 shares of common stock for each share outstanding resulting in there being an aggregate of 4,312,500 shares outstanding. In July and August 2020, CHLM Sponsor LLC, an entity affiliated with Craig-Hallum Capital Group LLC, and certain of our directors, officers and affiliates of our management team purchased from CR Financial Holdings, Inc. an aggregate of 3,022,825 shares for an aggregate purchase price of $17,523.61. On July 1, 2021, certain of our initial stockholders sold an aggregate of 1,490,874 shares back to us for an aggregate purchase price of $8,642.75. Of those shares, 1,437,500 shares were cancelled and the remaining 53,374 shares were purchased by certain of our officers from us for an aggregate purchase price of $464.11, resulting in there being 2,875,000 shares outstanding. On July 1, 2021, certain of our directors purchased from CR Financial Holdings, Inc. an aggregate of 113,860 shares for an aggregate purchase price of $990.10.
All of the insider shares issued and outstanding prior to our initial public offering have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, until (1) with respect to 50% of the insider shares, the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (2) with respect to the remaining 50% of the insider shares, six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a liquidation, merger, share exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares for cash, securities or other property.
Related Party Loans
On March 3, 2021, we issued an unsecured promissory note to CR Financial Holdings, Inc., an entity affiliated with Roth Capital Partners, LLC, pursuant to which we could borrow up to an aggregate principal amount of $200,000. The promissory note was non-interest bearing and payable on the earlier of the consummation of the IPO or the date on which we determined not to proceed with the IPO. The outstanding balance under the promissory note of $200,000 was repaid at the closing of the IPO on August 10, 2021.
In addition, at the closing of the IPO, certain of ROCG’s stockholders prior to the IPO purchased from ROCG an aggregate of 461,500 Private Units at $10.00 per Private Unit (for a total purchase price of $4,615,000).
Working Capital Loans
If needed to finance transaction costs in connection with searching for a target business or consummating an intended initial business combination, our initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would be paid upon consummation of our initial business combination, without interest. If we do not complete a business combination, the loans will only be repaid with funds not held in the trust account, to the extent available. As of September 30, 2022, Tigo had no loans outstanding, including any loans from its initial stockholders, officers, directors or their affiliates.
Business Combination Marketing Agreement
ROCG engaged Roth and Craig-Hallum as advisors in connection with its initial business combination pursuant to the BCMA. ROCG originally agreed to pay Roth and Craig-Hallum a fee for such services upon the consummation of its initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of its initial public offering, including any proceeds from the full or partial exercise of the over- allotment option, or $5,175,000 (the “BCMA Fee”). Concurrently with the execution of the Merger Agreement, Tigo, ROCG, Roth and Craig-Hallum entered into the BCMA Termination Agreement, pursuant to which, at the Closing, the BCMA Fee will not be paid. Instead, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000. “Equity Raised” is defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo, and (b) the amount remaining in the Trust Account after giving effect to redemptions. As of February 10, 2023, the 300,000 shares of ROCG common stock issuable pursuant to the BCMA Termination Agreement had a value of approximately $3.1 million based on the closing price of ROCG common stock on February 10, 2023 of $10.33 per share.
Roth and Craig-Hallum agreed to enter into the BCMA Termination Agreement and forgo the BCMA Fee due to the increased likelihood for large redemptions in the general SPAC market compared to the time of the IPO when the parties entered into the BCMA, and to prevent burdening the Combined Company with further transaction expenses. Craig-Hallum agreed to forgo its fee under the BCMA in its entirety due to its lack of involvement in introducing Tigo as a potential business combination target. However, Craig-Hallum has continued to offer services as an advisor to ROCG in connection with its initial business combination. Following the execution of the BCMA Termination Agreement, the only fees payable for any services provided as advisors is the issuance of up to 300,000 shares of ROCG common stock to Roth as described above.
Sponsors, Directors, and Officers
As is typical of special purpose acquisition companies, ROCG is one of several companies that share similar sponsors, with numerous directors and officers serving in similar roles with the other sponsor entities and special purpose acquisition companies sponsored by those entities. We do not believe that these conflicts interfere each Sponsor, or its employees, as applicable, from finding a quality target for our initial business combination and negotiating a deal on beneficial terms to ROCG. In order to ensure the continued success and reputation of the Roth CH special purpose acquisition companies, we believe each Sponsor is incentivized to identify and negotiate successful business combinations that will benefit all of our stockholders. However, holders of our Public Shares should be aware that our Sponsors, including our officers and directors, have these interests in the Business Combination that are different from, or in addition to, the interests of ROCG stockholders generally.
Because Roth and Craig-Hallum are investment banks that assist their clients in a variety of transactions, including those that may be mutually exclusive to pursuing a business combination with a special purpose business combination company, Roth and Craig-Hallum, as well as their employees, may have additional interests that do not align with ROCG’s as they could represent our potential targets in alternative or additional transactions, including financings or even competitive business combinations. We believe that the advisor agreements between Roth and Craig-Hallum on one hand and ROCG, or other affiliate special purpose acquisition companies, on the other hand as well as the ability to continue to serve as underwriters and advisors to further special purpose acquisition companies incentivizes Roth, Craig-Hallum and their respective employees to assist ROCG in identifying an negotiating high quality transactions.
Holders of our Public Shares should be aware that, following the transactions contemplated by the Sale and Purchase Agreement and BCMA Termination Agreement, the Sponsors will have an aggregate of approximately $18.5 million at risk depending on the completion of the Business Combination, including (i) the receipt of an aggregate $2.3 million in exchange for the Founder Shares and Private Placement Units sold to Tigo pursuant to the Sale and Purchase Agreement and (ii) holding an aggregate of 1,530,000 shares of ROCG common stock with aggregate market value of approximately $15.8 million as of February 10, 2023 and 37,500 Private Placement Units with aggregate market value of approximately $0.4 million as of February 10, 2023.
Below is a discussion of the various roles each of our Sponsors hold with us and our affiliates as well as their personal interests in the Business Combination.
CR Financial Holdings, Inc.
CR Financial Holdings, Inc. is majority owned by Byron Roth, our Chairman of the Board and Co-Chief Executive Officer, and Gordon Roth, our Chief Financial Officer. CR Financial Holdings, Inc. was additionally a sponsor of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and Roth CH Acquisition V Co.
This Sponsor currently holds 657,056 Founder Shares and 105,472 Private Placement Units. In connection with the Closing, CR Financial Holdings, Inc. will sell 375,950 Founder Shares and 96,902 Private Placement Units to Tigo for $525,645.94 pursuant to the Sale and Purchase Agreement and hold 289,676 shares of the Combined Company common stock and warrants to purchase 4,285 shares of the Combined Company common stock.
Roth Capital Partners, LLC
Roth served as an underwriter in our IPO and received an underwriting fee of $575,000 upon consummation of our IPO. Roth was additionally a sponsor of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and Roth CH Acquisition V Co.
Roth additionally provided services to ROCG as an advisor under the BCMA alongside Craig-Hallum, for which we agreed to pay an amount equal to, in the aggregate, 4.5% of the gross proceeds of the IPO, or $5,175,000 to be split evenly with Craig-Hallum. In connection with the entry into the Merger Agreement, we entered into a letter agreement with Roth and Craig-Hallum terminating the BCMA whereby such fee will not be paid and Roth will receive up to 300,000 shares of ROCG common stock. Pursuant to the BCMA Termination Agreement, at the Closing, Roth will receive 100,000 shares of ROCG common stock plus a number of shares of ROCG common stock equal to the product of (x) the quotient of Equity Raised divided by $50.0 million, multiplied by (y) 200,000 with “Equity Raised” defined as the gross proceeds available to the Combined Company immediately after the Closing, consisting of (a) the gross proceeds received from a capital raising transaction involving the equity securities or equity-linked instruments (including securities convertible in to or exchangeable for shares of capital stock) of Tigo and (b) the amount remaining in the Trust Account after giving effect to redemptions.
This Sponsor currently holds no Founder Shares and 8,568 Private Placement Units. In connection with the Closing, Roth will sell 7,872 Private Placement Units to Tigo for $42,700.76 pursuant to the Sale and Purchase Agreement and receive up to 300,000 shares of ROCG common stock pursuant to the BCMA Termination Agreement, and therefor hold 300,696 shares of the Combined Company common stock and warrants to purchase 348 shares of the Combined Company common stock.
CHLM Sponsor LLC
CHLM Sponsor LLC owned by affiliates of Craig-Hallum, which served as an underwriter in our IPO and received an underwriting fee of $575,000 upon consummation of our IPO. Craig-Hallum’s subsidiaries were additionally sponsors of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and Roth CH Acquisition V Co.
Craig-Hallum additionally provided services to ROCG as an advisor under the BCMA alongside Roth, for which we agreed to pay an amount equal to, in the aggregate, 4.5% of the gross proceeds of the IPO, or $5,175,000 to be split evenly with Roth. In connection with the entry into the Merger Agreement, we entered into a letter agreement with Roth and Craig-Hallum terminating the BCMA whereby such fee will not be paid and Craig-Hallum agreed to forgo its entire fee.
This Sponsor currently holds 690,285 Founder Shares 110,806 Private Placement Units. In connection with the Closing, CHLM Sponsor LLC will sell 394,963 Founder Shares and 101,802 Private Placement Units to Tigo for $552,229.25 pursuant to the Sale and Purchase Agreement and hold 304,326 shares of the Combined Company common stock and warrants to purchase 4,502 shares of the Combined Company common stock.
Hampstead Park Capital Management, LLC
Hampstead Park Capital Management, LLC is owned by Daniel M. Friedberg, who is additionally a director of ROCG. Hampstead Park Capital Management, LLC was additionally a sponsor of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., and Roth CH Acquisition III Co. and Mr. Friedberg was additionally a director of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., and Roth CH Acquisition III Co. Mr. Friedberg did not receive any compensation for his services as a director of ROCG, Roth CH Acquisition I Co., Roth CH Acquisition II Co., or Roth CH Acquisition III Co.
This Sponsor currently holds 28,465 Founder Shares and 4,569 Private Placement Units. In connection with the Closing, Hampstead Park Capital Management, LLC will sell 16,287 Founder Shares and 4,198 Private Placement Units to Tigo for $22,770.75 pursuant to the Sale and Purchase Agreement and hold 12,549 shares of the Combined Company common stock and warrants to purchase 185 shares of the Combined Company common stock.
Byron Roth
Byron Roth serves as our Chairman of the Board and Co-Chief Executive Officer. He is also the Executive Chairman of Roth, 50/50 owner of CR Financial Holdings, Inc., and was a sponsor, the Chairman of the Board and Chief Executive Officer of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and a sponsor, the Co-Chairman of the Board and Co-Chief Executive Officer Roth CH Acquisition V Co. Mr. Roth did not receive any compensation for his services as a director or officer of ROCG, Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., or Roth CH Acquisition V Co.
This Sponsor currently holds 414,132 Founder Shares and 66,477 Private Placement Units. In connection with the Closing, Mr. Roth will sell 236,955 Founder Shares and 61,076 Private Placement Units to Tigo for $331,304.66 pursuant to the Sale and Purchase Agreement and hold 182,578 shares of the Combined Company common stock and warrants to purchase 2,700 shares of the Combined Company common stock.
Aaron M. Gurewitz, as Trustee of the AMG Trust established January 23, 2007
Aaron M. Gurewitz serves as our Co-President and is the President & Head of Investment Banking of Roth. He is also a minority owner of CR Financial Holdings, Inc. and a sponsor and the Co-President of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and Roth CH Acquisition V Co. Mr. Gurewitz did not receive any compensation for his services as a Co-President of ROCG, Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., or Roth CH Acquisition V Co.
This Sponsor currently holds 110,628 Founder Shares and 17,758 Private Placement Units. In connection with the Closing, Mr. Gurewitz will sell 63,298 Founder Shares and 16,315 Private Placement Units to Tigo for $88,501.41 pursuant to the Sale and Purchase Agreement and hold 48,773 shares of the Combined Company common stock and warrants to purchase 721 shares of the Combined Company common stock.

Gordon Roth
Gordon Roth serves as our Chief Financial Officer as well as the Chief Financial Officer of Roth. He is also a minority owner of CR Financial Holdings, Inc. and was also a sponsor and the Chief Financial Officer of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and Roth CH Acquisition V Co. Mr. Roth did not receive any compensation for his services as a Chief Financial Officer of ROCG, Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., or Roth CH Acquisition V Co.
This Sponsor currently holds 85,143 Founder Shares and 13,667 Private Placement Units. In connection with the Closing, Mr. Roth will sell 48,717 Founder Shares and 12,556 Private Placement Units to Tigo for $68,112.89 pursuant to the Sale and Purchase Agreement and hold 37,537 shares of the Combined Company common stock and warrants to purchase 555 shares of the Combined Company common stock.
Theodore Roth
Theodore Roth was additionally a sponsor of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and Roth CH Acquisition V Co.
This Sponsor currently holds 48,653 Founder Shares and 7,810 Private Placement Units. In connection with the Closing, Mr. Roth will sell 27,838 Founder Shares and 7,175 Private Placement Units to Tigo for $38,923.08 pursuant to the Sale and Purchase Agreement and hold 21,450 shares of the Combined Company common stock and warrants to purchase 317 shares of the Combined Company common stock.
Matthew Day
Matthew Day serves as our Co-Chief Operating Officer as well as a Managing Director of Investment Banking at Roth. He was also a sponsor of Roth CH Acquisition III Co. and a sponsor and the Co-Chief Operating Officer of Roth CH Acquisition V Co. Mr. Day did not receive any compensation for his services as the Co-Chief Operating Officer of ROCG or Roth CH Acquisition V Co.
This Sponsor currently holds 35,583 Founder Shares. In connection with the Closing, Mr. Day will transfer 20,360 Founder Shares to Tigo for $0.00 pursuant to the Sale and Purchase Agreement and hold 15,223 shares of the Combined Company common stock.
Andrew Costa
Andrew Costa serves as our Co-Chief Operating Officer and was formerly the Chief Investment Officer and a Managing Director at Roth. He was also a sponsor and the Co-Chief Operating Officer of Roth CH Acquisition V Co. Mr. Costa did not receive any compensation for his services as the Co-Chief Operating Officer of ROCG or Roth CH Acquisition V Co.
This Sponsor currently holds 17,791 Founder Shares. In connection with the Closing, Mr. Costa will transfer 10,180 Founder Shares to Tigo for $0.00 pursuant to the Sale and Purchase Agreement and hold 7,611 shares of the Combined Company common stock.
Nazan Akdeniz
Nazan Akdeniz serves as the Chief Operating Officer and a Managing Director, Equity Capital Markets of Roth. She was also a sponsor of Roth CH Acquisition II Co. and Roth CH Acquisition III Co.
This Sponsor currently holds 5,792 Founder Shares and 930 Private Placement Units. In connection with the Closing, Ms. Akdeniz will sell 3,314 Founder Shares and 854 Private Placement Units to Tigo for $4,634.89 pursuant to the Sale and Purchase Agreement and hold 2,554 shares of the Combined Company common stock and warrants to purchase 38 shares of the Combined Company common stock.
Lou Ellis
Lou Ellis serves as the Managing Director, Equity Capital Markets of Roth. He was also a sponsor of Roth CH Acquisition III Co.

This Sponsor currently holds 5,792 Founder Shares and 930 Private Placement Units. In connection with the Closing, Mr. Ellis will sell 3,314 Founder Shares and 854 Private Placement Units to Tigo for $4,634.89 pursuant to the Sale and Purchase Agreement and hold 2,554 shares of the Combined Company common stock and warrants to purchase 38 shares of the Combined Company common stock.
John Lipman
John Lipman serves as a director of ROCG and our Co-Chief Executive Officer. He is also a Partner and Managing Director of Investment Banking at Craig-Hallum and was a sponsor, director and the Chief Operating Officer of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., and the Co-Chairman of the Board, Co-Chief Executive Officer, and a sponsor of Roth CH Acquisition V Co. Mr. Lipman did not receive any compensation for his services as a director or officer of ROCG, Roth CH Acquisition I Co., Roth CH Acquisition II Co., Roth CH Acquisition III Co., or Roth CH Acquisition V Co.
This Sponsor currently holds 690,285 Founder Shares and 110,806 Private Placement Units. In connection with the Closing, Mr. Lipman will sell 394,963 Founder Shares and 101,802 Private Placement Units to Tigo for $552,229.25 pursuant to the Sale and Purchase Agreement and hold 304,326 shares of the Combined Company common stock and warrants to purchase 4,502 shares of the Combined Company common stock.
Molly Montgomery
Molly Montgomery serves as a director of ROCG. She was also a sponsor and director of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., and Roth CH Acquisition III Co. Ms. Montgomery did not receive any compensation for her services as a director of ROCG, Roth CH Acquisition I Co., Roth CH Acquisition II Co., or Roth CH Acquisition III Co.
This Sponsor currently holds 28,465 Founder Shares and 4,569 Private Placement Units. In connection with the Closing, Ms. Montgomery will sell 16,287 Founder Shares and 4,198 Private Placement Units to Tigo for $22,770.75 pursuant to the Sale and Purchase Agreement and hold 12,549 shares of the Combined Company common stock and warrants to purchase 185 shares of the Combined Company common stock.
Adam Rothstein
Adam Rothstein serves as a director of ROCG. He was also a sponsor and director of each of Roth CH Acquisition I Co., Roth CH Acquisition II Co., and Roth CH Acquisition III Co. Mr. Rothstein did not receive any compensation for her services as a director of ROCG, Roth CH Acquisition I Co., Roth CH Acquisition II Co., or Roth CH Acquisition III Co.
This Sponsor currently holds 28,465 Founder Shares and 4,569 Private Placement Units. In connection with the Closing, Mr. Rothstein will sell 16,287 Founder Shares and 4,198 Private Placement Units to Tigo for $22,770.75 pursuant to the Sale and Purchase Agreement and hold 12,549 shares of the Combined Company common stock and warrants to purchase 185 shares of the Combined Company common stock.
Sam Chawla
Sam Chawla serves as a director of ROCG. He was also a sponsor and director of each of Roth CH Acquisition III Co. and Roth CH Acquisition V Co. Mr. Chawla did not receive any compensation for his services as a director of ROCG, Roth CH Acquisition III Co. or Roth CH Acquisition V Co.
This Sponsor currently holds 28,465 Founder Shares and 4,569 Private Placement Units. In connection with the Closing, Mr. Chawla will sell 16,287 Founder Shares and 4,198 Private Placement Units to Tigo for $22,770.75 pursuant to the Sale and Purchase Agreement and hold 12,549 shares of the Combined Company common stock and warrants to purchase 185 shares of the Combined Company common stock.

Certain Relationships and Related Person Transactions — Tigo
Tigo Related Party Transactions
Promissory Notes
In April 2019, Tigo borrowed $1.0 million from Alon Ventures, LLC, a holder of more than 5% of the outstanding shares of Tigo’s voting securities (“Alon Ventures”), under a promissory note (“April 2019 Promissory Note”) due April 2020. Outstanding borrowings under the April 2019 Promissory Note bore interest at a rate of 13% per year. In May 2019, the April 2019 Promissory Note was exchanged for a May 2019 Convertible Note (as defined below). “See — Convertible Promissory Notes.”
In January 2020, Tigo borrowed $1.2 million from Alon Ventures under a promissory note (“2020 Promissory Note”), which was due on demand. Outstanding borrowings under the 2020 Promissory Note bore interest at a rate of 13% per year. In January 2020, the 2020 Promissory Note was exchanged for a Convertible Note (as defined below). “See — Convertible Promissory Notes.”
Convertible Promissory Notes
In May 2019, Tigo entered into convertible promissory note agreements (“May 2019 Convertible Notes”) with certain related parties in exchange for cash of $0.8 million. In addition, Tigo entered into a May 2019 Convertible Note with Alon Ventures in exchange for the unpaid principal and accrued interest owed under the April 2019 Promissory Note. Outstanding borrowings under the May 2019 Convertible Notes bore interest at the rate of 13% per year and were due upon the earliest of May 2020, a change in control of Tigo or upon a qualified financing event.
The following table summarizes the issuance of the May 2019 Convertible Notes to such related parties.
Name of Stockholder	Aggregate Amount of May 2019 Convertible Note
Alon Ventures, LLC(1)	$1,010,329*
Alon Ventures, LLC(1)	$267,090
Sam Tramiel and Felicia Tramiel, Trustees of the Tramiel Family Trust(2)	$300,000
Clal Advanced Energy Ltd.(3)	$275,395

*
Represents the conversion of principal and interest owed under the terms of the April 2019 Promissory Note.

(1)
Alon Ventures, LLC and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(2)
The Tramiel Family Trust beneficially holds more than 5% of the outstanding shares of Tigo’s voting securities.

(3)
Clal Industries Ltd. and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

In July 2019, Tigo entered into a convertible promissory note agreement (“July 2019 Convertible Note”) with Alon Ventures for total borrowings of $0.2 million. Outstanding borrowings under the July 2019 Convertible Note bore interest at the rate of 13% per year and were due upon the earliest of July 2020, a change in control of Tigo or upon a qualified financing event. As further described below, the July 2019 Convertible Note and the May 2019 Convertible Notes were exchanged prior to their maturity for Convertible Notes.
In January 2020, Tigo entered into convertible promissory note agreements (“Convertible Notes”) with various related parties in exchange for cash of $0.6 million and the unpaid principal and accrued interest related to the May 2019 Convertible Notes, the July 2019 Convertible Note and 2020 Promissory Note

totaling $3.6 million. Outstanding borrowings under the Convertible Notes bore interest at the rate of 13% per year until January 1, 2021 and then 18% per year thereafter. The Convertible Notes were due upon the earliest of January 2021, if Tigo underwent a change in control or upon the occurrence of a qualified financing event. As further described below, the Convertible Notes were converted into shares of Series D preferred stock (as defined below).

The following table summarizes the issuance of the Convertible Notes to such related parties.
Name of Stockholder	Aggregate Amount of Convertible Note
Generation IM Climate Solutions Funds, L.P.(1)	$536,585
Alon Ventures, LLC(2)	$2,238,769
Sam Tramiel and Felicia Tramiel, Trustees of the Tramiel Family Trust(3)	$600,104
The Splinter Roboostoff Rev Trust UAD 1/23/97(4)	$200,035
Clal Advanced Energy Ltd.(5)	$550,886

(1)
Generation IM Climate Solutions Fund, L.P. and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(2)
Alon Ventures, LLC and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(3)
The Tramiel Family Trust beneficially holds more than 5% of the outstanding shares of Tigo’s voting securities.

(4)
The Splinter Roboostoff Rev Trust UAD 1/23/97 is related to Michael Splinter, a member of Tigo’s board of directors.

(5)
Clal Industries Ltd. and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

In connection with the Convertible Notes, on January 31, 2020, Tigo issued the related parties holding such notes warrants to purchase up to 7,986,021 shares of Tigo’s common stock with an exercise price of $0.5167 per share. The warrants are exercisable immediately and expire in January 2027.
The following table summarizes the issuance of common stock warrants to such related parties.
Name of Stockholder	Warrants Issued
Alon Ventures, LLC(1)	4,332,821
Clal Industries Ltd.(2)	1,066,161
Generation IM Climate Solutions Fund, L.P.(3)	1,038,485
Sam Tramiel and Felicia Tramiel, Trustees of the Tramiel Family Trust(4)	1,161,416
Splinter Roboostoff Rev Trust UAD 1/23/97(5)	387,138

(1)
Alon Ventures, LLC and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(2)
Clal Industries Ltd. and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(3)
Generation IM Climate Solutions Fund, L.P. and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(4)
The Tramiel Family Trust beneficially holds more than 5% of the outstanding shares of Tigo’s voting securities.

(5)
The Splinter Roboostoff Rev Trust UAD 1/23/97 is related to Michael Splinter, a member of Tigo’s board of directors.

Series C-1 Convertible Preferred Stock
In September 2020, Tigo sold 34,445,972 shares of Series C-1 convertible preferred stock (“Series C-1 preferred stock”) to certain related parties at a per share purchase price of $0.0582.
The following table summarizes purchases of Series C-1 preferred stock from Tigo by such related parties.

Name of Related Party	Shares of Series C-1 Preferred Stock	Total Purchase Price
ALON VENTURES,LLC(1)	24,348,296	$1,417,070.88
(closed October 29, 2020)
Clal Industries Ltd.(2)	4,832,941	$281,277.17
(closed December 23, 2020)
Sam Tramiel Separate Trust(3)	5,264,735	$306,407.58
(closed September 30, 2020)

(1)
Alon Ventures, LLC and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(2)
Clal Industries Ltd. and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(3)
The Tramiel Family Trust beneficially holds more than 5% of the outstanding shares of Tigo’s voting securities.

The outstanding shares of Series C-1 convertible preferred stock will be converted into shares of common stock of Tigo prior to the effective time of the Merger.
Series D Convertible Preferred Stock
In January and February 2021, Tigo sold an aggregate of 32,334,554 shares of its Series D convertible preferred stock (“Series D preferred stock”) to Energy Growth Momentum II LP, a holder of more than 5% of the outstanding shares of Tigo’s voting securities, at a per share purchase price of $0.4369 per share.
The sale of the Series D preferred stock constituted a “qualified financing event” under the terms of the Convertible Notes and, as a result, the Convertible Notes then outstanding were converted into Series D preferred stock. The following table summarizes the issuance of Series D preferred stock to related parties pursuant to the conversion of Convertible Notes described above.
Name of Related Party	Shares of Series D Preferred Stock
ALON VENTURES,LLC(1)	8,977,191
(closed January 4, 2021)
Clal Industries Ltd.(2)	2,208,984
(closed January 4, 2021)
Generation IM Climate Solutions Funds, L.P(3)	2,151,641
(closed January 4, 2021)
Sam Tramiel and Felicia Tramiel, Trustees of the Tramiel Family(4)	2,406,343
(closed January 4, 2021)
Splinter Roboostoff Rev Trust(5)	802,114
(closed January 4, 2021)

(1)
Alon Ventures, LLC and its affiliates hold more than 5% of the outstanding shares of Tigo’s common stock.

(2)
Clal Industries Ltd. and its affiliates hold more than 5% of the outstanding shares of Tigo’s common stock.

(3)
Generation IM Climate Solutions Fund, L.P. and its affiliates hold more than 5% of the outstanding shares of Tigo’s common stock.

(4)
The Tramiel Family Trust beneficially holds more than 5% of the outstanding shares of Tigo’s voting securities.

(5)
The Splinter Roboostoff Rev Trust UAD 1/23/97 is related to Michael Splinter, a member of Tigo’s board of directors.

The outstanding shares of Series D preferred stock will be converted into shares of common stock of Tigo immediately prior to the effective time of the Merger. In connection with the Merger, each holder of Series D preferred stock will be entitled to receive a dividend in the amount of $0.15 per share, in accordance with Tigo’s governing documents.
Series E Convertible Preferred Stock
During the second and third quarters of 2022, Tigo sold an aggregate of 25,375,681 shares of its Series E convertible preferred stock (“Series E preferred stock”) to certain related parties for a purchase price of $1.2208 per share.
The following table summarizes purchases of Series E preferred stock from Tigo by related parties.
Name of Related Party	Shares of Series E Preferred Stock	Total Purchase Price
Energy Growth Momentum II LP(1)	4,423,401	$5,399,999.47
(closed May 23, 2022)
TIGO SPV LP(2)	13,470,705	$16,444,767.86
(closed June 9, 2022)
TIGO SPV LP(2)	7,481,575	$9,133,357.14
(closed July 26, 2022)

(1)
Energy Growth Momentum II LP and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

(2)
Tigo SPV LP and its affiliates hold more than 5% of the outstanding shares of Tigo’s voting securities.

The outstanding shares of Series E preferred stock will be converted into shares of common stock of Tigo immediately prior to the effective time of the Merger. In connection with the Merger, each holder of Series E preferred stock will be entitled to receive a dividend in the amount of $0.15 per share, in accordance with Tigo’s governing documents.
Compensation Paid to Related Parties
Amarelle Mead, Tigo’s Director of Legal, and Eyal Alon, a Senior Software Engineer at Tigo, are the daughter and son, respectively, of Zvi Alon, Tigo’s Chief Executive Officer and a member of Tigo’s board of directors. Ms. Mead and Mr. Alon each began their employment with Tigo in February of 2021. The aggregate compensation paid to them was $246,346 for the year ended December 31, 2021.
Archie Roboostoff, Vice President of Software at Tigo, is the step-son of Michael Splinter, a member of Tigo’s board of directors. Mr. Roboostoff began his employment with Tigo in February of 2021. Mr. Roboostoff received compensation of $178,952 for the year ended December 31, 2021.
Note Receivable from Related Parties and Related Party Payable
In November 2013, Tigo entered into an interest bearing, full recourse promissory note from Zvi Alon, its Chief Executive Officer, in the principal amount of $0.5 million in exchange for the issuance of 7,606,343 shares of common stock. The promissory note bore interest at the rate of 1.73% per year, was scheduled to mature in November 2022, and was collateralized by 1,249,644 shares of Tigo’s Series B-4 convertible preferred stock (the “Series B-4 preferred stock”).
On December 31, 2020, Tigo entered into a Secured Promissory Note Cancellation Agreement to forgive the original amount of the Mr. Alon’s promissory note and associated interest totaling $0.5 million and agreed to make an additional payment to Mr. Alon of $0.5 million for services rendered. Additionally, 1,249,644 shares of the Series B-4 preferred stock held as collateral was released by Tigo.

Equity Transfer Agreement
On October 18, 2022, Tigo entered into an Equity Transfer Agreement with Zvi Alon, its Chief Executive Officer, pursuant to which Tigo acquired all of the equity interests of Tigo Energy Equipment Trading (Suzhou) Co., Ltd., a company incorporated in accordance with the laws of the People’s Republic of China (“Tigo Suzhou”), from Mr. Alon for aggregate consideration of $1.00. The purpose of the transaction was to effectuate an internal reorganization, which resulted in Tigo Suzhou becoming a wholly-owned subsidiary of Tigo.
Policies and Procedures for Related Party Transactions
Upon consummation of the Business Combination, it is anticipated that the Combined Company will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “Related Person Transaction” is a transaction, arrangement or relationship in which the Combined Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.
A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of the Combined Company’s executive officers or a member of the Board of the Combined Company ;

•
any person who is known by the Combined Company to be the beneficial owner of more than 5% of its voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of the Combined Company’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of the Combined Company’s voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that the Combined Company will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time.

EXPERTS
The consolidated financial statements of Tigo Energy, Inc. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus of Roth CH Acquisition IV Co., have been audited by Frank, Rimerman + Co. LLP, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of Roth CH Acquisition IV Co. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, appearing in this Registration Statement on Form S-4 have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon (which includes an explanatory paragraph relating to substantial doubt about the ability of Roth CH Acquisition IV Co. to continue as a going concern as described in Note 1 of the financial statements) and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS
The legality of shares of ROCG common stock offered by this proxy statement/prospectus will be passed upon for ROCG by DLA Piper LLP (US).

OTHER MATTERS
As of the date of this proxy statement/prospectus, the ROCG Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The proposed Combined Company bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. As of the date of this proxy statement/prospectus, the proposed Business Combination has not been completed. Following the Business Combination (because the Combined Company has not yet held an annual meeting), to be timely for the Combined Company’s annual meeting, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Combined Company.
Accordingly, for the Combined Company’s first annual meeting, assuming the meeting is held on       ,       , notice of a nomination or proposal must be delivered to the Combined Company no later than      ,       , and no earlier than        ,      to be considered timely under the advance notice provisions included in the Combined Company bylaws. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.
Additionally, in accordance with the rules established by the SEC, any stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act must be received at the Combined Company’s principal executive offices not less than 120 calendar days before the date the Combined Company’s proxy statement is released to stockholders in connection with the previous year’s annual meeting; provided, however, if the Combined Company did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before Tigo begins to print and send its proxy materials for that annual meeting. Accordingly, for the Combined Company’s first annual meeting, assuming the meeting is held on        ,       , any stockholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Combined Company’s proxy materials must be received by the Combined Company’s corporate secretary at its principal executive offices no later than        ,        , which we believe to be a reasonable time before Tigo expects to begin to print and send its proxy materials for that annual meeting.
For additional information regarding the Combined Company’s advance notice requirements for annual and special meetings, see “Description of Capital Stock of the Combined Company — Advance Notice Requirements for Stockholder Proposals and Director Nominations.”

APPRAISAL RIGHTS
Holders of ROCG common stock are not entitled to appraisal rights in connection with the Business Combination under Delaware law. Tigo stockholders who do not vote in favor of the Business Combination and who properly demand payment for their shares will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the Delaware General Corporation Law.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Roth CH Acquisition IV Co.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Roth CH Acquisition IV Co. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on February 10, 2023, then the Company will cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Houston, Texas
April 7, 2022

ROTH CH ACQUISITION IV CO.
BALANCE SHEETS
	December 31,
	2021	2020
ASSETS
Current assets
Cash	$802,606	$22,791
Prepaid expenses	188,617	—
Total Current Assets	991,223	22,791
Other Assets	102,849	—
Deferred offering costs	—	469
Marketable securities held in Trust Account	116,738,316	—
TOTAL ASSETS	$117,832,388	$23,260
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$244,793	$1,450
TOTAL LIABILITIES	244,793	1,450
Commitments
Common stock subject to possible redemption, $0.0001 par value; 11,500,000 and no shares at redemption value at December 31, 2021 and 2020 respectively	116,725,000	—
Stockholders’ Equity
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,336,500 and 2,875,000 shares issued and outstanding as of December 31, 2021 and 2020(1), respectively	334	288
Additional paid-in capital	1,267,993	24,712
Accumulated deficit	(405,732)	(3,190)
Total Stockholders’ Equity	862,595	21,810
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$117,832,388	$23,260

(1)
Included up to 375,000 shares of common stock that were subject to forfeiture depending on the extent to which the over-allotment option was exercised in full or in part by the underwriters (see Note 5). On August 10, 2021, the underwriters exercised the over-allotment option in full, thus these shares are no longer subject to forfeiture (see Note 3).

The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION IV CO.
STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2021	2020
Formation and operational costs	$415,858	$1,965
Loss from operations	(415,858)	(1,965)
Other income:
Interest earned on marketable securities held in Trust Account	13,316	—
Net loss	$(402,542)	$(1,965)
Basic and diluted weighted average shares outstanding, redeemable common stock	4,505,479	—
Basic and diluted net loss per share, redeemable common stock	$(0.05)	$—
Basic and diluted weighted average shares outstanding, non-redeemable common stock(1)	2,827,725	2,875,000
Basic and diluted net loss per share, non-redeemable common stock	$(0.05)	$(0.00)

(1)
Excluded an aggregate of 375,000 shares of common stock that were subject to forfeiture depending on the extent to which the over-allotment option was exercised in full or part by the underwriters (see Note 5). On August 10, 2021, the underwriters exercised the over-allotment option in full, thus these shares are no longer subject to forfeiture (see Note 3).

The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION IV CO.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance – January 1, 2020	2,875,000	$288	$24,712	$(1,225)	$23,775
Net loss	—	—	—	(1,965)	(1,965)
Balance – December 31, 2020	2,875,000	$288	$24,712	$(3,190)	$21,810
Remeasurement of common stock subject to redemption amount	—	—	(7,799,173)	—	(7,799,173)
Sale of 461,500 Private Units	461,500	46	4,614,954	—	4,615,000
Proceeds allocated to Public Warrants	—	—	4,427,500	—	4,427,500
Net loss	—	—	—	(402,542)	(402,542)
Balance – December 31, 2021	3,336,500	$334	$1,267,993	$(405,732)	$862,595
The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION IV CO.
STATEMENTS OF CASH FLOWS
	Year Ended
	December 31, 2021	December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(402,542)	$(1,965)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(13,316)	—
Changes in operating assets and liabilities:
Prepaid expenses	(188,617)	—
Other assets	(102,849)	—
Accounts payable and accrued expenses	243,343	225
Net cash used in operating activities	(463,981)	(1,740)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(116,725,000)	—
Net cash used in investing activities	(116,725,000)	—
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	113,850,000	—
Proceeds from sale of Private Units	4,615,000	—
Proceeds from promissory note – related party	200,000	—
Repayment of promissory note – related party	(200,000)	—
Payment of offering costs	(496,204)	(469)
Net cash provided by (used in) financing activities	117,968,796	(469)
Net Change in Cash	779,815	(2,209)
Cash – Beginning of year	22,791	25,000
Cash – End of year	$802,606	22,791
Non-Cash investing and financing activities:
Remeasurement of common stock subject to redemption amount	$7,799,173	$—
Initial classification of common stock subject to possible redemption	$116,725,000	$—
The accompanying notes are an integral part of the financial statements.

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
NOTE 1 — DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND LIQUIDITY
Roth CH Acquisition IV Co. (the “Company”) was incorporated in Delaware on February 13, 2019. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”).
The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2021, the Company had not commenced any operations. All the Company’s activities through December 31, 2021 related to its formation and the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held in the Trust Account (as defined below).
The registration statement for the Company’s Initial Public Offering was declared effective on August 5, 2021. On August 10, 2021, the Company consummated the Initial Public Offering of 11,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 461,500 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to certain of the Company’s initial stockholders, generating gross proceeds of $4,615,000, which is described in Note 4.
Transaction costs amounted to $1,646,673, consisting of $1,150,000 of underwriting fees and $496,673 of other offering costs.
Following the closing of the Initial Public Offering on August 10, 2021, an amount of $116,725,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”), located in the United States and held in cash items or invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.15 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Company’s shares prior to the Initial Public Offering (the “Initial Stockholders”) have agreed (a) to vote their Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and (b) not to redeem any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, irrespective of how or whether they vote on the proposed transaction.
The Initial Stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert or sell their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until February 10, 2023 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than five business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes and liquidation expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period.

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit.
In order to protect the amounts held in the Trust Account, certain of the Initial Stockholders have agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Initial Stockholders will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Initial Stockholders will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity and Capital Resources
As of December 31, 2021, the Company had $802,606 in its operating bank account and working capital of $759,746.
The Company may need to raise additional capital through loans or additional investments from the Initial Stockholders or the Company’s officers, directors or their affiliates. The Initial Stockholders and the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Based on the foregoing, the Company believes it will have sufficient working capital and borrowing capacity from the Initial Stockholders or certain of the Company’s officers and directors or their affiliates, to meet its needs through the earlier of the consummation of a Business Combination or at least one year from the date that the financial statements were issued.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by February 10, 2023, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 10, 2023.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that COVID-19 could have a negative effect on the Company’s financial

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
position, results of operations and/or its search for a target company for a Business Combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(l) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
Marketable Securities Held in Trust Account
At December 31, 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Offering Costs
Offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs amounted to $1,646,673, which were initially charged to temporary equity and then included in the remeasurement of common stock subject to redemption upon the completion of the Initial Public Offering.
Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”), Topic 480 “Distinguishing Liabilities from Equity.” Shares of common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to redemption amount value. The change in the carrying value of redeemable common stock resulted in a charge against additional paid-in capital.
At December 31, 2021, the common stock subject to possible redemption reflected in the balance sheets is reconciled in the following table:
Gross proceeds	$115,000,000
Less:
Common stock issuance costs	(1,646,673)
Proceeds allocated to Public Warrants	(4,427,500)
Plus:
Remeasurement of carrying value to redemption value	7,799,173
Common stock subject to possible redemption	$116,725,000

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
Warrant Classification
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company’s has analyzed the Public Warrants and Private Warrants and determined they are considered to be freestanding instruments and do not exhibit any of the characteristics in ASC 480 and therefore are not classified as liabilities under ASC 480.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Loss per Common Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of common stock, which are referred to as redeemable common stock and non-redeemable common stock. Income and losses are shared pro rata between the two classes of common stock. Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Remeasurement associated with the redeemable shares of common stock is excluded from net loss per common share as the redemption value approximates fair value.
The calculation of diluted net loss per common share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering and (ii) the private placement since the exercise of

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 5,980,750 shares of common stock in the aggregate. As of December 31, 2021 and 2020, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into common stocks and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.
The following tables reflect the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):
	Year Ended December 31, 2021		Year Ended December 31, 2020
	Redeemable common stock	Non-redeemable common stock	Redeemable common stock	Non-redeemable common stock
Basic and diluted net loss per common share
Numerator:
Allocation of net loss, as adjusted	$(247,320)	$(155,222)	$—	$(1,965)
Denominator:
Basic and diluted weighted average shares outstanding	4,505,479	2,827,725	—	2,875,000
Basic and diluted net loss per common share	$(0.05)	$(0.05)	$—	$(0.00)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.
Recent Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) which simplifies accounting for convertible instruments by removing major separation models required under GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023 including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3 — PUBLIC OFFERING
On August 10, 2021, pursuant to the Initial Public Offering, the Company sold 11,500,000 Units, which included a full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units,

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, certain of the Initial Stockholders purchased from the Company an aggregate of 461,500 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $4,615,000, in a private placement. Each Private Unit consists of one share of common stock (“Private Share”) and one-half of one redeemable warrant (“Private Warrant”). Each whole Private Warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
In February 2019, an Initial Stockholder purchased an aggregate of 100 shares of the Company’s common stock for an aggregate price of $25,000. On June 29, 2020, the Company effected a stock dividend of 43,125 shares of common stock for each share of common stock outstanding, resulting in an aggregate of 4,312,500 shares of common stock being outstanding. On July 1, 2021, certain of the Initial Stockholders sold an aggregate of 1,490,874 shares of common stock to the Company for an aggregate purchase price of $8,643, of which 1,437,500 shares were cancelled and the remaining 53,374 shares were purchased by certain of the Company’s officers from the Company for an aggregate purchase price of $464, resulting in an aggregate of 2,875,000 shares of common stock being outstanding (the “Founder Shares”). The Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Initial Stockholders would collectively own approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Initial Stockholders did not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are subject to forfeiture.
The sale of the Founder Shares to certain of the Company’s officers, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 53,374 shares sold to the Company’s officers was $323,446, or $6.06 per share. The Founder Shares were effectively sold subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence. Stock-based compensation will be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares. As of December 31, 2021, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized.
The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (1) with respect to 50% of the Founder Shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the Founder Shares, six months after

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Promissory Note — Related Party
On March 3, 2021, the Company issued an unsecured promissory note to an Initial Stockholder (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $200,000. The Promissory Note was non-interest bearing and payable on the earlier of the consummation of the Initial Public Offering or the date on which the Company determined not to proceed with the Initial Public Offering. The outstanding balance under the Promissory Note of $200,000 was repaid at the closing of the Initial Public Offering on August 10, 2021. Borrowings under Promissory Note are no longer available.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Initial Stockholders and certain of the Company’s officers and directors (or their affiliates) may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of a Business Combination, without interest. No Working Capital Loans were outstanding as of December 31, 2021 and 2020.
Underwriting Agreement and Business Combination Marketing Agreement
On August 5, 2021, the Company entered into an underwriting agreement and a business combination marketing agreement with Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”), the underwriters in the Initial Public Offering. The underwriters are related parties of the Company. See Note 6 for a discussion of the business combination marketing agreement.
NOTE 6 — COMMITMENTS
Registration Rights
Pursuant to a registration rights agreement entered into on August 5, 2021, the holders of the Founder Shares, as well as the holders of the Private Units (and underlying securities), are entitled to registration rights. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding the foregoing, the holders may not exercise

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
demand or piggyback rights after five (5) and seven (7) years, respectively, from the effective date of the Initial Public Offering and may not exercise demand rights on more than one occasion in respect of all registrable securities.
Business Combination Marketing Agreement
Pursuant to a business combination marketing agreement entered into on August 5, 2021, the Company engaged Roth and Craig-Hallum, the underwriters in the Initial Public Offering, as advisors in connection with its Business Combination to assist in the transaction structuring and negotiation of a definitive purchase agreement with respect to the Business Combination, hold meetings with the stockholders to discuss the Business Combination and the target’s attributes, introduce the Company to potential investors to purchase its securities in connection with the Business Combination, assist in obtaining stockholder approval for the Business Combination, and assist with financial analysis, presentations, press releases and filings related to the Business Combination. The Company will pay Roth and Craig-Hallum a fee for such services upon the consummation of a Business Combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of the Initial Public Offering, or $5,175,000. Roth and Craig-Hallum will not be entitled to such fee unless the Company consummates a Business Combination.
NOTE 7 — STOCKHOLDERS’ EQUITY
Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2021 and 2020, there were 3,336,500 shares and 2,875,000 shares of common stock issued and outstanding, respectively, excluding 11,500,000 shares and no shares of common stock subject to possible redemption which are presented as temporary equity.
Warrants — As of December 31, 2021, there were 5,750,000 Public Warrants and 230,750 Private Warrants outstanding. As of December 31, 2020, there were no Public Warrants or Private Warrants outstanding.
The Company will not issue fractional warrants. The Public Warrants will become exercisable 30 days after the completion of a Business Combination. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if the registration statement of which the prospectus for the Company’s Initial Public Offering forms a part is not available and a new registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within 120 days following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The warrants will expire five years from the closing of a Business Combination.
The Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time after the warrants become exercisable;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
•
if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Price.
Except with respect to certain registration rights and transfer restrictions, the Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering.
NOTE 8 — INCOME TAX
The Company did not have any significant deferred tax assets or liabilities as of December 31, 2020.
The income tax provision for the year ended December 31, 2021 and December 31, 2020 consists of the following:
	December 31, 2021	December 31, 2020
Federal
Current	$—	$—
Deferred	(84,534)	(413)
State and Local
Current	—	—
Deferred	—	—
Change in valuation allowance	84,534	413
Income tax provision	$—	$—

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
The Company’s net deferred tax assets at December 31, 2021 and December 31, 2020 are as follows:
	December 31, 2021	December 31, 2020
Deferred tax assets
Net operating loss carryforward	$30,909	$263
Startup/Organizational expenses	54,038	150
Total deferred tax assets	84,947	413
Valuation allowance	(84,947)	(413)
Deferred tax assets, net of valuation allowance	$—	$—
As of December 31, 2021, the Company had $147,184 of U.S. federal net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021, the change in the valuation allowance was $84,534.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2021 and December 30, 2020 is as follows:
	December 31, 2021	December 31, 2020
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Valuation allowance	(21.0)%	(21.0)%
Income tax provision	0.0%	0.0%
The Company’s effective tax rates for the periods presented differ from the expected (statutory) rates due to the recording of full valuation allowances on deferred tax assets.
The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company files income tax returns in the U.S. federal jurisdiction and California which remain open and subject to examination.
NOTE 9 — FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize

ROTH CH ACQUISITION IV CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021
the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Public Warrants and Private Placement Warrants are freestanding instruments and were accounted for as equities in accordance with ASC 815-40. The Public Warrants were measured at fair value as of August 10, 2021, and the proceeds allocated to the Public Warrants were presented on the Statement of Changes in Stockholders’ Equity. The Public Warrants were valued using a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology.
The following are the inputs used by the Company in establishing the Level 3 fair value of its Public Warrants and Private Placement Warrants as of August 10, 2021:
August 10, 2021 (Initial Measurement)
Stock price	$9.66
Exercise price	$11.50
Probability of a Business Combination occurring	75%
Volatility	14.3%
Risk-free rate	0.86%
Dividend yield	0.00%
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$116,738,316
NOTE 10 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

ROTH CH ACQUISITION IV CO.
CONDENSED BALANCE SHEETS
	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Cash	$266,462	$802,606
Prepaid expenses	23,208	12,305
Prepaid insurance, short-term	146,926	176,312
Total Current Assets	436,596	991,223
Prepaid insurance, long-term	—	102,849
Marketable securities held in Trust Account	117,448,790	116,738,316
TOTAL ASSETS	$117,885,386	$117,832,388
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$153,619	$244,793
Income taxes payable	93,016	—
Total Liabilities	246,635	244,793
Commitments
Common stock subject to possible redemption; $0.0001 par value; 11,500,000 shares at redemption value at September 30, 2022 and December 31, 2021	117,076,183	116,725,000
Stockholders’ Equity
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,336,500 shares issued and outstanding as of September 30, 2022 and December 31, 2021	334	334
Additional paid-in capital	916,810	1,267,993
Accumulated deficit	(354,576)	(405,732)
Total Stockholders’ Equity	562,568	862,595
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$117,885,386	$117,832,388
The accompanying notes are an integral part of the unaudited condensed financial statements.

ROTH CH ACQUISITION IV CO.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Formation and operating costs	$230,048	$132,787	$566,302	$132,977
Loss from operations	(230,048)	(132,787)	(566,302)	(132,977)
Other income (expense):
Interest earned on marketable securities held in Trust Account	526,972	6,456	710,474	6,456
Unrealized loss on marketable securities held in Trust Account	—	(1,839)	—	(1,839)
Total other income, net	526,972	4,617	710,474	4,617
Income (Loss) before provision for income taxes	296,924	(128,170)	144,172	(128,360)
Provision for income taxes	(88,644)	—	(93,016)	—
Net income (loss)	$208,280	$(128,170)	$51,156	$(128,360)
Basic and diluted weighted average shares outstanding, redeemable common stock	11,500,000	6,375,000	11,500,000	2,148,352
Basic and diluted net income (loss) per share, redeemable common stock	$0.01	$(0.01)	$0.00	$(0.03)
Basic and diluted weighted average shares outstanding, non-redeemable common stock	3,336,500	2,963,712	3,336,500	2,656,269
Basic and diluted net income (loss) per share, non-redeemable common stock	$0.01	$(0.01)	$0.00	$(0.03)
The accompanying notes are an integral part of the unaudited condensed financial statements.

ROTH CH ACQUISITION IV CO.
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance – January 1, 2022	3,336,500	$334	$1,267,993	$(405,732)	$862,595
Net loss	—	—	—	(121,627)	(121,627)
Balance – March 31, 2022	3,336,500	$334	$1,267,993	$(527,359)	$740,968
Net loss	—	—	—	(35,497)	(35,497)
Balance – June 30, 2022	3,336,500	$334	$1,267,993	$(562,856)	$705,471
Remeasurement of common stock to redemption amount	—	—	(351,183)	—	(351,183)
Net income	—	—	—	208,280	208,280
Balance – September 30, 2022	3,336,500	$334	$916,810	$(354,576)	$562,568
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance – January 1, 2021	2,875,000	$288	$24,712	$(3,190)	$21,810
Net loss	—	—	—	(100)	(100)
Balance – March 31, 2021	2,875,000	$288	$24,712	$(3,290)	$21,710
Net loss	—	—	—	(90)	(90)
Balance – June 30, 2021	2,875,000	$288	$24,712	$(3,380)	$21,620
Remeasurement of common stock to redemption amount	—	—	(7,799,173)	—	(7,799,173)
Sale of 461,500 Private Units	461,500	46	4,614,954	—	4,615,000
Proceeds allocated to Public Warrants	—	—	4,427,500	—	4,427,500
Net loss	—	—	—	(128,170)	(128,170)
Balance – September 30, 2021	3,336,500	$334	$1,267,993	$(131,550)	$1,136,777
The accompanying notes are an integral part of the unaudited condensed financial statements.

ROTH CH ACQUISITION IV CO.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Nine Months Ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$51,156	$(128,360)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(710,474)	(6,456)
Unrealized loss on marketable securities held in Trust Account	—	1,839
Changes in operating assets and liabilities:
Prepaid expenses	121,332	(358,717)
Income taxes payable	93,016	—
Accrued expenses	(91,174)	78,728
Net cash used in operating activities	(536,144)	(412,966)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(116,725,000)
Net cash used in investing activities	—	(116,725,000)
Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	113,850,000
Proceeds from sale of Private Units	—	4,615,000
Proceeds from promissory note – related party	—	200,000
Repayment of promissory note – related party	—	(200,000)
Payment of offering costs	—	(496,204)
Net cash provided by financing activities	—	117,968,796
Net Change in Cash	(536,144)	830,830
Cash – Beginning of period	802,606	22,791
Cash – End of period	$266,462	$853,621
Non-Cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$5,000
Initial classification of common stock subject to possible redemption	$—	$116,725,000
Remeasurement for common stock to redemption amount	$351,183	$—
The accompanying notes are an integral part of the unaudited condensed financial statements.

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND LIQUIDITY
Roth CH Acquisition IV Co. (the “Company”) was incorporated in Delaware on February 13, 2019. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”).
The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2022, the Company had not commenced any operations. All the Company’s activities through September 30, 2022 related to its formation and the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held in the Trust Account (as defined below).
The registration statement for the Company’s Initial Public Offering was declared effective on August 5, 2021. On August 10, 2021, the Company consummated the Initial Public Offering of 11,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which included the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 461,500 units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to certain of the Company’s initial stockholders, generating gross proceeds of $4,615,000, which is described in Note 4.
Transaction costs amounted to $1,646,673, consisting of $1,150,000 of underwriting fees, and $496,673 of other offering costs.
Following the closing of the Initial Public Offering on August 10, 2021, an amount of $116,725,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”), located in the United States and will be held in cash items or invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.15 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the holders of the Company’s shares prior to the Initial Public Offering (the “Initial Stockholders”) have agreed (a) to vote their Founder Shares (as defined in Note 5), Private Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and (b) not to redeem any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, irrespective of how or whether they vote on the proposed transaction.
The Initial Stockholders have agreed (a) to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert or sell their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until February 10, 2023 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes and liquidation expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
The Initial Stockholders have agreed to waive their liquidation rights with respect to the Founder Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit.
In order to protect the amounts held in the Trust Account, certain of the Initial Stockholders have agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.15 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Initial Stockholders will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Initial Stockholders will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity and Going Concern
As of September 30, 2022, the Company had $266,462 in its operating bank account and adjusted working capital of $562,568 which excludes franchise and income taxes payable as such amounts can be paid from the interest earned in the Trust Account.
Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target businesses to acquire, and structuring, negotiating, and consummating the Business Combination.
The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company will need to raise additional capital through loans or additional investments from the Initial Stockholders and the Company’s officers and directors or their affiliates. The Initial Stockholders and the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account.
In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Update (“ASU”) 2014-15,

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
“Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until February 10, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date and an extension has not been requested by the Sponsor and approved by the Company’s stockholders, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and the date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 10, 2023. The Company intends to continue to search for and seek to complete a Business Combination before the mandatory liquidation date. The Company is within 12 months of its mandatory liquidation date as of the time of filing this Quarterly Report on Form 10-Q.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that COVID-19 could have a negative effect on the Company’s financial position, results of operations and/or its search for a target company for a Business Combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Inflation Reduction Act of 2022
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on April 7, 2022. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.
Marketable Securities Held in Trust Account
At September 30, 2022 and December 31, 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in interest earned on marketable securities held in Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Offering Costs
Offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs amounted to $1,646,673, which were initially charged to temporary equity and then accreted to common stock subject to redemption upon the completion of the Initial Public Offering.
Common Stock Subject to Possible Redemption
The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”), Topic 480 “Distinguishing Liabilities from Equity.” Shares of common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption right that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2022 and December 31, 2021, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable common stock resulted in a charge against additional paid-in capital.

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
At September 30, 2022 and December 31, 2021, the common stock subject to possible redemption reflected in the condensed balance sheets are reconciled in the following table:
Gross proceeds	$115,000,000
Less:
Common stock issuance costs	(1,646,673)
Proceeds allocated to Public Warrants	(4,427,500)
Plus:
Remeasurement of carrying value to redemption value	7,799,173
Common stock subject to possible redemption, December 31, 2021	116,725,000
Plus:
Remeasurement of carrying value to redemption value	351,183
Common stock subject to possible redemption, September 30, 2022	$117,076,183
Warrant Classification
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company’s has analyzed the Public Warrants and Private Warrants and determined they are considered to be freestanding instruments and do not exhibit any of the characteristics in ASC 480 and therefore are not classified as liabilities under ASC 480.
Income Taxes
The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of September 30, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was 29.85% and 0.00% for the three months ended September 30, 2022 and 2021, respectively and 64.52% and 0.00% for the nine months ended September 30, 2022 and 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three months and nine months ended September 30, 2022 and 2021, due to the valuation allowance on the deferred tax assets.

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income (Loss) per Common Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of common stock, which are referred to as redeemable common stock and non-redeemable common stock. Income and losses are shared pro rata between the two classes of common stock. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. Remeasurement associated with the redeemable shares of common stock is excluded from net income (loss) per common share as the redemption value approximates fair value.
The calculation of diluted income (loss) per common share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 5,980,750 shares of common stock in the aggregate. As of September 30, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stocks and then share in the earnings of the Company. As a result, diluted net income (loss) per common share is the same as basic net income (loss) per common share for the periods presented.
The following tables reflect the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021		Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021
	Redeemable Common stock	Non- redeemable Common stock	Redeemable Common stock	Non- redeemable Common stock	Redeemable Common stock	Non- redeemable Common stock	Redeemable Common stock	Non- redeemable Common stock
Basic and diluted net income (loss) per common share
Numerator:
Allocation of net income (loss)	$161,441	$46,839	$(87,494)	(40,676)	$39,652	$11,504	$(57,395)	$(70,695)
Denominator:
Basic and diluted weighted average shares outstanding	11,500,000	3,336,500	6,375,000	2,963,712	11,500,000	3,336,500	2,148,352	2,656,269
Basic and diluted net income (loss) per common share	$0.01	$0.01	$(0.01)	(0.01)	$0.00	$0.00	$(0.03)	$(0.03)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on these accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.
Recent Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) which simplifies accounting for convertible instruments by removing major separation models required under GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023 including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
On August 10, 2021, pursuant to the Initial Public Offering, the Company sold 11,500,000 Units, which included a full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, certain of the Initial Stockholders purchased from the Company an aggregate of 461,500 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $4,615,000, in a private placement. Each Private Unit consists of one share of common stock (“Private Share”) and one-half of one redeemable warrant (“Private Warrant”). Each whole Private Warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
In February 2019, an Initial Stockholder purchased an aggregate of 100 shares of the Company’s common stock for an aggregate price of $25,000. On June 29, 2020, the Company effected a stock dividend of 43,125 shares of common stock for each share of common stock outstanding, resulting in an aggregate of 4,312,500 shares of common stock being outstanding. On July 1, 2021, certain of the Initial Stockholders sold an aggregate of 1,490,874 shares of common stock to the Company for an aggregate purchase price of $8,643, of which 1,437,500 shares were cancelled and the remaining 53,374 shares were purchased by certain of the Company’s officers from the Company for an aggregate purchase price of $464, resulting in an aggregate of 2,875,000 shares of common stock being outstanding (the “Founder Shares”). The Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Initial Stockholders would collectively own approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Initial Stockholders did not purchase any Public Shares in the Initial Public Offering and excluding the Private Shares). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are subject to forfeiture.
The sale of the Founder Shares to certain of the Company’s officers, as described above, is within the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 53,374 shares sold to the Company’s officers was $323,446, or $6.06 per share. The Founder Shares were effectively sold subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence. Stock-based compensation will be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares. As of September 30, 2022, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized.
The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (1) with respect to 50% of the Founder Shares, the earlier of six months after the completion of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a Business Combination and (2) with respect to the remaining 50% of the Founder Shares, six months after the completion of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Promissory Note — Related Party
On March 3, 2021, the Company issued an unsecured promissory note to an Initial Stockholder (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $200,000. The Promissory Note was non-interest bearing and payable on the earlier of the consummation of the Initial Public Offering or the date on which the Company determined not to proceed with the Initial Public Offering. The outstanding balance under the Promissory Note of $200,000 was repaid at the closing of the Initial Public Offering on August 10, 2021. Borrowings under Promissory Note are no longer available.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Initial Stockholders and certain of the Company’s officers and directors (or their affiliates) may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of a Business Combination, without interest. No Working Capital Loans were outstanding as of September 30, 2022 and December 31, 2021.
Underwriting Agreement and Business Combination Marketing Agreement
On August 5, 2021, the Company entered into an underwriting agreement and a business combination marketing agreement with Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”), the underwriters in the Initial Public Offering. The underwriters are related parties of the Company. See Note 6 for a discussion of the business combination marketing agreement.
NOTE 6. COMMITMENTS
Registration Rights
Pursuant to a registration rights agreement entered into on August 5, 2021, the holders of the Founder Shares, as well as the holders of the Private Units (and underlying securities), are entitled to registration rights. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Units (and underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Notwithstanding the foregoing, the holders may not exercise demand or piggyback rights after five (5) and seven (7) years, respectively, from the effective date of the Initial Public Offering and may not exercise demand rights on more than one occasion in respect of all registrable securities.

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Business Combination Marketing Agreement
Pursuant to a business combination marketing agreement entered into on August 5, 2021, the Company engaged Roth and Craig-Hallum, the underwriters in the Initial Public Offering, as advisors in connection with its Business Combination to assist in the transaction structuring and negotiation of a definitive purchase agreement with respect to the Business Combination, hold meetings with the stockholders to discuss the Business Combination and the target’s attributes, introduce the Company to potential investors to purchase its securities in connection with the Business Combination, assist in obtaining stockholder approval for the Business Combination, and assist with financial analysis, presentations, press releases and filings related to the Business Combination. The Company will pay Roth and Craig-Hallum a fee for such services upon the consummation of a Business Combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of the Initial Public Offering, or $5,175,000. Roth and Craig-Hallum will not be entitled to such fee unless the Company consummates a Business Combination.
Service Agreement
Pursuant to a service agreement entered on July 5, 2022, the Company engaged Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC (together the “financial advisors”) to provide services in connection with a proposed financing by the Company in connection with a business combination. In connection with this agreement the Company may be required to pay fees in connection with their services to the extent that the financing is executed. If during the term of the agreement the Company completes a financing of equity securities, convertible securities or debt of the Company, the Company has agreed to pay the financial advisors a fee in the amount of 4.0% of the gross proceeds raised. Each advisor would receive 50% of any placement agent fee, which will be paid upon the closing of the offering and business combination. The term of the agreement will run until the earlier of the date that the Company completes any Business Combination and otherwise liquidates the funds held in the Trust account.
NOTE 7. STOCKHOLDERS’ EQUITY
Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. At September 30, 2022 and December 31, 2021, there were 3,336,500 shares of common stock issued and outstanding, excluding 11,500,000 shares of common stock subject to possible redemption which are presented as temporary equity.
Warrants — As of September 30, 2022 and December 31, 2021, there were 5,750,000 Public Warrants and 230,750 Private Warrants outstanding.
The Company will not issue fractional warrants. The Public Warrants will become exercisable 30 days after the completion of a Business Combination. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if the registration statement of which the prospectus for the Company’s Initial Public Offering forms a part is not available and a new registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within 120 days following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The warrants will expire five years from the closing of a Business Combination.
The Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
•
at any time after the warrants become exercisable;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•
if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Value and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the Market Price.
Except with respect to certain registration rights and transfer restrictions, the Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering.
NOTE 8. FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets

ROTH CH ACQUISITION IV CO.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	September 30, 2022	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$117,448,790	$116,738,316
NOTE 9. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
INDEX FO FINANCIAL STATEMENTS
Audited Financial Statements of Tigo Energy, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 1596)	F-39
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-40
Consolidated Statements of Operations for the Year ended December 31, 2021 and 2020	F-41
Consolidated Statements of Convertible Preferred Stock and Changes in Stockholders’ Deficit for the Year ended December 31, 2021 and 2020	F-42
Consolidated Statements of Cash Flows for the Year ended December 31, 2021 and 2020	F-43
Notes to Consolidated Financial Statements	F-44
Unaudited Financial Statements of Tigo Energy, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets as of September 30, 2022 (Unaudited) and December 31, 2021 (Audited)	F-57
(Unaudited) Condensed Consolidated Statements of Operations for the Nine Months ended September 30, 2022 and 2021	F-58
(Unaudited) Condensed Consolidated Statements of Convertible Preferred Stock and Changes in Stockholders’ Deficit for the Nine Months ended September 30, 2022 and 2021	F-59
(Unaudited) Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2022 and 2021	F-60
Notes to Condensed Consolidated Financial Statements	F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Tigo Energy, Inc.
Campbell, California
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Tigo Energy, Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, convertible preferred stock and changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Frank, Rimerman + Co. LLP
We have served as the Company’s auditor since 2013.
San Francisco, California
June 9, 2022

TIGO ENERGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Assets
Current assets:
Cash	$42,031	$6,184
Restricted cash	1,520	1,290
Accounts receivable, net of allowance of doubtful accounts of $309 and $109 at September 30, 2022 and December 31, 2021, respectively	14,490	3,879
Inventory, net	12,034	10,069
Prepaid expenses and other current assets	6,095	1,526
Total current assets	76,170	22,948
Property and equipment, net	1,626	932
Other assets	82	78
Total assets	$77,878	$23,958
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$19,021	$12,252
Accrued expenses and other current liabilities	2,129	1,574
Deferred revenue, current portion	45	48
Warranty liability, current portion	1,085	179
Current maturities of long-term debt	10,000	8,000
Total current liabilities	32,280	22,053
Deferred rent	—	135
Warranty liability, net of current portion	2,832	3,214
Deferred revenue, net of current portion	172	184
Long-term debt, net of current maturities and unamortized debt issuance costs	12,258	1,411
Preferred stock warrant liability	450	487
Total liabilities	47,992	27,484
Convertible preferred stock, $0.0001 par value:
Convertible preferred stock: 203,504,244 shares authorized; 199,145,285 and 165,578,120 shares issued and outstanding at September 30, 2022 and December 31, 2021 (liquidation value of $119.9 million at September 30, 2022)	87,210	46,370
Commitments and Contingencies (Note 7)
Stockholders’ deficit:
Common stock, $0.0001 par value: 260,000,000 shares authorized; 21,627,464 and 20,580,109 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	2	2
Additional paid-in capital	5,895	5,383
Notes receivable from related parties	(103)	(103)
Accumulated deficit	(63,118)	(55,178)
Total stockholders’ deficit	(57,324)	(49,896)
Total liabilities, convertible preferred stock and stockholders’ deficit	$77,878	$23,958
See accompanying notes to unaudited condensed consolidated interim financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	Nine Months Ended September 30,
(in thousands, except share and per share data)	2022	2021
Revenue, net	$50,382	$36,576
Cost of revenue	35,579	25,162
Gross profit	14,803	11,414
Operating expenses:
Research and development	4,476	4,151
Sales and marketing	7,348	5,313
General and administrative	6,034	2,064
Total operating expenses	17,858	11,528
Loss from operations	(3,055)	(114)
Interest and other expenses (income):
Change in fair value of preferred stock warrant liability	(37)	121
Change in fair value of derivative liability	—	68
Loss (gain) on debt extinguishment	3,613	(900)
Interest expense	1,241	1,995
Other expense, net	68	30
Total interest and other expenses, net	4,885	1,314
Net loss	$(7,940)	$(1,428)
Share information:
Net loss per share of common stock, basic and diluted	$(0.38)	$(0.07)
Weighted average common shares outstanding, basic and diluted	20,797,120	20,336,683
See accompanying notes to unaudited condensed consolidated interim financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT
			Stockholders’ deficit
	Convertible preferred stock		Common stock		Additional paid-in capital	Notes receivable from related parties	Accumulated deficit	Total stockholders’ deficit
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at January 1, 2022	165,578,120	$46,370	20,580,109	$2	$5,383	$(103)	$(55,178)	$(49,896)
Issuance of common stock upon exercise of stock options	—	—	1,047,355	—	119	—	—	119
Proceeds from the sale of Series E, net of issuance costs	33,567,165	40,840	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	393	—	—	393
Net loss	—	—	—	—	—	—	(7,940)	(7,940)
Balance at September 30, 2022	199,145,285	$87,210	21,627,464	$2	$5,895	$(103)	$(63,118)	$(57,324)
			Stockholders’ deficit
	Convertible preferred Stock		Common stock		Additional paid-in capital	Notes receivable from related parties	Accumulated deficit	Total stockholders’ deficit
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at January 1, 2021	116,213,647	$24,177	19,989,902	$2	$5,111	$(103)	$(50,315)	$(45,305)
Issuance of common stock upon exercise of stock options	—	—	483,282	—	77	—	—	77
Stock-based compensation expense	—	—	—	—	78	—	—	78
Proceeds from sale of Series D, net of issuance costs	32,334,554	14,303	—	—	—	—	—	—
Conversion of convertible notes into Series D	17,007,606	7,890	—	—	—	—	—	—
Issuance of Series B-4 upon exercise of warrants	22,313	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(1,428)	(1,428)
Balance at September 30, 2021	165,578,120	$46,370	20,473,184	$2	$5,266	$(103)	$(51,743)	$(46,578)
See accompanying notes to unaudited condensed consolidated interim financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine Months Ended September 30,
(in thousands)	2022	2021
Cash Flows from Operating activities:
Net loss	$(7,940)	$(1,428)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	404	318
Change in fair value of derivative liability	—	68
Change in fair value of preferred stock warrant liability	(37)	121
Non-cash interest expense	206	1,383
Stock-based compensation	393	78
Allowance for doubtful accounts	200	(150)
Loss (gain) on debt extinguishment	3,613	(900)
Changes in operating assets and liabilities:
Accounts receivable	(10,811)	(3,386)
Inventory	(1,965)	(1,578)
Prepaid expenses and other assets	(4,573)	(310)
Accounts payable	6,333	971
Accrued expenses and other liabilities	555	367
Related party payable	—	(450)
Deferred revenue	(15)	(16)
Warranty liabilities	524	912
Deferred rent	(135)	(3)
Net cash used in operating activities	(13,248)	(4,003)
Cash Flows from Investing activities:
Purchases of property and equipment	(662)	(224)
Net cash used in investing activities	(662)	(224)
Cash Flows from Financing activities:
Proceeds from Series 2022-1 Notes	25,000	—
Proceeds from PPP loan	—	901
Repayment of Senior Bonds	(10,000)	(6,000)
Payment of Series 2022-1 Notes	(2,500)	—
Payment of financing costs	(3,472)	—
Proceeds from sales of Series E convertible preferred stock	40,978	—
Proceeds from sales of Series D convertible preferred stock	—	15,000
Proceeds from exercise of stock options	119	77
Payment of issuance costs	(138)	(697)
Net cash provided by financing activities	49,987	9,281
Net increase in cash and restricted cash	36,077	5,054
Cash and restricted cash at beginning of period	7,474	5,490
Cash and restricted cash at end of period	$43,551	$10,544
Supplemental disclosure of cash flow information:
Cash paid for interest	$1,035	$612
Cash paid for income taxes	$51	$36
Supplemental schedule of non-cash investing and financing activities:
Property and equipment in accounts payable	$436	$12
Conversion of promissory note into Series D preferred stock	$—	$7,890
See accompanying notes to unaudited condensed consolidated interim financial statements.

Tigo Energy, Inc.
Consolidated Notes to the Financial Statements
1.
Nature of Operations

Tigo Energy, Inc. (“Tigo”) was incorporated in Delaware in 2007 and commenced operations in 2010. Tigo provides a solution designed to maximize the energy output of individual solar modules, delivering more energy, active management, and enhanced safety for utility, commercial, and residential solar arrays. Tigo is headquartered in Campbell, California with offices in Europe, Asia and the Middle East.
2.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).
In the opinion of management, the accompanying unaudited condensed consolidated interim financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the unaudited condensed consolidated interim financial statements) considered necessary to present fairly Tigo’s consolidated financial position as of September 30, 2022 and its consolidated results of operations, cash flows, and convertible preferred stock and changes in stockholders’ deficit for the nine months ended September 30, 2022 and 2021. Operating results for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2022. The unaudited condensed consolidated interim financial statements, presented herein, do not contain all of the required disclosures under GAAP for annual consolidated financial statements. The condensed consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated balance sheet as of that date. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes thereto for the year ended December 31, 2021.
Summary of Significant Accounting Policies
There have been no material changes to the significant accounting policies disclosed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.
Basis of Consolidation
The unaudited condensed consolidated interim financial statements include the accounts of Tigo and its wholly-owned subsidiaries: Tigo Energy Israel, Ltd., Tigo Energy Italy SRL, and Tigo Energy Systems Trading (Suzhou) Company, Limited, which are incorporated in Israel, Italy, and China, respectively (collectively, the “Company”). All intercompany transactions and balances have been eliminated in consolidation. The Company has determined the functional currency of the subsidiaries to be the United States (U.S.) dollar. The Company remeasures monetary assets and liabilities of its foreign operations at exchange rates in effect at the balance sheet date and nonmonetary assets and liabilities at their historical exchange rates. Expenses are remeasured at the weighted-average exchange rates during the relevant reporting period. These remeasurement gains and losses are recorded in other expense in the condensed consolidated statements of operations and were not material for the periods ended September 30, 2022 and 2021.
Liquidity and Going Concern
The Company follows the provisions of FASB ASC Topic 205-40, Presentation of Financial Statements — Going Concern, which requires management to assess Tigo’s ability to continue as a going concern within one year after the date the unaudited condensed consolidated interim financial statements are issued.

The Company has incurred recurring net losses and negative cash flows from operating activities since inception and has an accumulated deficit of $63.1 million at September 30, 2022. Management believes that with the existing cash and restricted cash as of September 30, 2022, and an increasing customer base, as well as proper management of expenditures, Tigo has sufficient resources to sustain operations through November 2023. However, there is no certainty that management will be successful in these efforts and, if Tigo requires additional debt or equity financing, there is no assurance that it will be available at terms acceptable to Tigo, or at all.
Impact of COVID-19
The global outbreak of the novel coronavirus in 2020 continues to be a rapidly evolving situation. The virus has disrupted much of society, impacted global travel and supply chains, adversely impacted global commercial activity in most industries. The rapid development and fluidity of this situation precludes any prediction as to its ultimate impact, which may have a continued adverse effect on economic and market conditions and trigger an extended period of global economic slowdown. Such conditions, which may be across industries, sectors or geographies, may impact Tigo’s operating performance in the near term.
Revenue Recognition
The Company follows FASB Topic ASC 606, Revenue from Contracts with Customers (“ASC Topic 606”) for revenue recognition. In accounting for contracts with customers:
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company’s primary source of revenue is the sale of its hardware products. The Company’s hardware products are fully functional at the time of shipment and do not require modification or customization for customers to use the products. The Company sells its products primarily to distributors that resell the Company’s products to end users. Distributors do not have general rights of return and generally order goods for immediate resale to end customers. The Company uses present right to payment and transfer of title as indicators to determine the transfer of control to the customer which occur at a point in time, upon shipment to the distributor. Upon shipment, the Company satisfies its performance obligation and recognizes revenue. We deduct sales returns to arrive at revenue, net. Sales tax and other similar taxes are excluded from revenues. The Company has made the election to account for shipping and handling as activities to fulfill the promise to transfer the product and as such records amounts charged to customers for shipping and handling as revenue and the related costs are included in cost of revenues.
Deferred revenue or contract liabilities consists of payments received from customers in advance of revenue recognition for the Company’s products and service. The current portion of deferred revenue represents the unearned revenue that will be earned within 12 months of the balance sheet date. Correspondingly, noncurrent deferred revenue represents the unearned revenue that will be earned after 12 months from the balance sheet date. Customer deposits are recorded in accrued expenses and other current liabilities within the condensed consolidated balance sheet.
	Nine months ended September 30,
(in thousands)	2022	2021
	(Unaudited)
Balance at the beginning of the period	$232	$250
Deferral of revenue	12,419	34
Recognition of unearned revenue	(11,972)	(50)
Balance at the end of the period	679	234

As of September 30, 2022, the Company expects to recognize $0.7 million from remaining performance obligations over a weighted average term of 3 years.
Net Loss Per Common Share
The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:
	As of September 30,
	2022	2021
	(Unaudited)
Convertible preferred stock	199,145,285	165,578,120
Convertible preferred stock warrants	1,064,446	1,064,446
Common stock warrants	8,208,682	8,208,682
Stock options	19,413,642	17,530,665
	227,832,055	192,381,913
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for the Company for the annual period beginning January 1, 2022 and the Company will apply this standard on the annual consolidated financial statements and related notes thereto for the year ended December 31, 2022.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses, which requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. This standard is effective for fiscal years beginning after December 15, 2022, and early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The Company is currently evaluating the impact of adoption to the annual consolidated financial statements. The Company does not intend to early adopt.
3.
Fair Value of Financial Instruments

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis:
	Fair value measurement at reporting date using
(in thousands)	(Level 1)	(Level 2)	(Level 3)
September 30, 2022 (Unaudited)
Liabilities:
Preferred stock warrant liability	$—	$—	$450
December 31, 2021 (Audited)
Liabilities:
Preferred stock warrant liability	$—	$—	$487
The fair value of the preferred stock warrants was calculated using the Black-Scholes option pricing model and is revalued to fair value at the end of each reporting period until the earlier of the exercise or expiration of the preferred stock warrants. The fair value of the warrant liabilities is estimated using the Black-Scholes option pricing model using the following assumptions:

	As of
	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Expected volatility	58%	55%
Risk-free interest rate	4.23%	1.12%
Expected term (in years)	2.6 – 3.2	3.4 – 3.9
Expected dividend yield	—	—
Fair value of Series C convertible preferred stock	$0.78	$0.46
The table presented below is a summary of the changes in fair value of the Company’s preferred stock warrant liability (Level 3 measurement):
(in thousands)	Fair value of preferred stock warrant liability
Balance at January 1, 2021 (Audited)	$295
Change in fair value	192
Balance at December 31, 2021 (Audited)	487
Change in fair value	(37)
Balance at September 30, 2022 (Unaudited)	$450
During the nine months ended September 30, 2022 and 2021, there were no transfers between Level 1, Level 2 and Level 3.
Fair Value of Financial Instruments
The carrying amounts of cash, restricted cash, accounts receivable, accounts payable, and customer deposits approximate fair value due to their short-term nature. As of September 30, 2022, the fair value and carrying value of the Company’s Series 2022-1 Notes (Note 5) was $23.5 million and $20.2 million, respectively. As of December 31, 2021, the fair value and carrying value of the Company’s Senior Bonds (Note 5) was $10.0 million and $9.4 million, respectively. The estimated fair value for the Company’s Series 2022-1 Notes was based on discounted expected future cash flows using prevailing interest rates which are Level 3 inputs under the fair value hierarchy.
4.
Inventory, net

The major classes of inventory consisted of the following:
(in thousands)	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Raw materials	$3,074	$6,788
Work in process	31	31
Finished goods	9,387	3,687
Inventory reserve	(458)	(437)
Inventory, net	$12,034	$10,069

5.
Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:
(in thousands)	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Prepaid inventory	$5,397	$9
Prepaid other	139	117
Prepaid software	97	50
Prepaid insurance	36	4
Prepaid professional fees	17	1,267
Other receivables	391	72
Other current assets	18	7
Prepaid expenses and other current assets	$6,095	$1,526

6.
Long-Term Debt

Long-term debt consisted of the following:
(in thousands)	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Series 2022-1 Notes	$22,500	$—
Senior Bonds	—	10,000
Total	22,500	10,000
Less: unamortized debt discount and issuance costs	(242)	(589)
Less: current portion	(10,000)	(8,000)
Long-term debt, net of unamortized debt discount and current portion	$12,258	$1,411
Series 2022-1 Notes
On January 18, 2022, the Company issued senior notes in the principal amount of $25.0 million at a fixed interest rate of 5.5% per year (“Series 2022-1 Notes”). Interest-only payments were due through July 2022; thereafter, 30 monthly payments of equal principal plus accrued interest were due through maturity in January 2025. The Series 2022-1 Notes were secured by the intellectual property of the Company, amounts held in reserve funds presented as restricted cash on the accompanying condensed consolidated balance sheets and substantially all of the Company’s assets comprising the Trust Estate, as defined in the Trustee Servicing Agreement. The Series 2022-1 Notes contained customary affirmative and negative covenants that included, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments, and transactions with the Company’s affiliates, as well as maintaining minimum liquidity at all times, maintaining minimum EBITDA or an asset coverage ratio on a quarterly basis. The Company was in compliance with the covenants as of September 30, 2022. Concurrently with this transaction, the Company repaid in full the existing Senior Bonds in the amount of $9.3 million. The Company accounted for this transaction as a debt extinguishment and wrote off $0.5 million of unamortized debt issuance costs related to the previously outstanding Senior Bonds and expensed lender fees of $3.1 million which are recorded as loss on debt extinguishment on the unaudited condensed consolidated statement of operations.
In connection with the Series 2022-1 Notes, the Company incurred issuance costs of $0.4 million which were deferred and are being amortized to interest expense over the three-year term of the Senior Bonds using the effective interest method. The effective interest rate is 6.41%.

Future aggregate principal maturities of long-term debt are as follows as of September 30, 2022:
Years Ending December 31 (Unaudited) (in thousands):
2022 (Excluding the nine months ended September 30, 2022)	$1,667
2023	10,000
2024	10,000
2025	833
$22,500
Senior Bonds
In March 2020, the Company issued unregistered bonds in the aggregate principal amount of $20.0 million (“Senior Bonds”). Outstanding borrowings under the Senior Bonds bore interest at the rate of 5.7% per year. Interest-only payments were due through September 2020; thereafter, 30 monthly payments of equal principal plus accrued interest were due through maturity in March 2023. The Senior Bonds were secured by the intellectual property of the Company, an insurance policy issued in the maximum amount of $20.0 million, amounts held in reserve funds presented as restricted cash on the accompanying condensed consolidated balance sheets and substantially all of the Company’s assets comprising the Trust Estate, as defined in the Trustee Servicing Agreement. The Senior Bonds contained customary affirmative and negative covenants that included, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments, and transactions with the Company’s affiliates, as well maintaining minimum liquidity at all times and maintaining minimum EBITDA on a quarterly basis. In connection with the Senior Bonds, the Company incurred issuance costs of $3.3 million which were deferred and were amortized to interest expense over the three-year term of the Senior Bonds using the effective interest method. In January 2022, the Company repaid the Senior Bond in full with the proceeds from the Series 2022-1 Notes wrote off $0.5 million of unamortized debt issuance costs related to the previously outstanding Senior Bonds which is included in loss on debt extinguishment on the unaudited condensed consolidated statement of operations.
Convertible Notes
Prior to 2021 the Company entered into convertible promissory notes with various stockholders in exchange for cash and the unpaid principal and interest related to previously issued notes. The convertible promissory notes included a redemption option whereby in the event of a qualified equity financing, the Company had the option to convert the notes into shares sold in the qualified equity financing at a conversion price that was 60% of the price per shares of the qualified financing. The redemption options were bifurcated and accounted for as derivatives.
In connection with the convertible notes, the Company issued the note holders warrants with a fair value of $0.2 million, which was recorded as a discount to the loan, to purchase up to 8,208,682 shares of the Company’s common stock with an exercise price of $0.5167 per share. The warrants are exercisable immediately and expire in January 2027. The debt issuance cost and debt discount were being amortized to interest expense over the one-year term of the convertible notes using the effective interest method.
In January and February 2021, the Company completed a qualified financing event in which Series D convertible preferred stock were issued. Upon the issuance of the Series D convertible preferred stock, the convertible notes were converted into 17,007,606 shares of Series D convertible preferred stock and the derivative instruments were derecognized on such dates. See Note 7 for more information on the Series D convertible preferred stock offering.
Paycheck Protection Program
In April 2020, the Company entered into a promissory note evidencing an unsecured loan in the amount of $0.9 million made to the Company under the Paycheck Protection Program (“PPP Loan”). In March 2021, the Company received an additional $0.9 million loan. The PPP Loan was established under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and is administered by the U.S.

Small Business Administration (“SBA”). Subject to the terms of the PPP Loan, outstanding borrowings under the PPP Loan bore interest at a fixed rate of one percent (1%) per year, with the first six months of interest deferred. Principal and interest were payable monthly commencing on the first day of the next month after the expiration of the initial six-month deferment period and may be prepaid by the Company at any time prior to maturity without penalty. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loans granted under the PPP, with such forgiveness to be determined, subject to limitations, based on the use of loan proceeds for payment of permitted and eligible payroll costs, mortgage interest, rent and utilities. Interest payable on the PPP Loan may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the PPP Loan. On March 24, 2021, the Company received notification that the full amount of the initial PPP Loan (from April 2020) and accrued interest was forgiven. A gain on extinguishment in the amount of $0.9 million was recognized in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2021.
Net debt issuance costs are presented as a direct reduction of the Company’s long-term debt in the unaudited condensed consolidated balance sheets and amount to $0.2 million and $0.6 million as of September 30, 2022 and December 31, 2021, respectively. During the nine months ended September 30, 2022 and 2021, the Company recorded amortization of $0.2 million and $1.4 million, respectively, to interest expense pertaining to debt issuance costs.
7.
Commitments and Contingencies

Operating Leases
The Company leases office facilities in California, Japan, China and Italy under noncancelable operating lease agreements, which expire at various dates through March 2025. In addition to the base rent, the Company is responsible for certain insurance, property tax and maintenance expenses under the leases. The Company recognizes rent expense on a straight-line basis over the term of the leases, which coincide with the payments due on the leases. Rent expense was $0.4 million and $0.4 million for each of the nine months ended September 30, 2022 and 2021, respectively.
Aggregate future minimum rental payments under the non-cancelable operating leases are as follows as of September 30, 2022:
Years Ending December 31 (Unaudited) (in thousands):
2022 (Excluding the nine months ended September 30, 2022)	$149
2023	499
2024	457
2025	117
$1,222
Employment Agreements
The Company entered into employment agreements with key personnel providing for compensation and severance in certain circumstances, as defined in the respective employment agreements.
Legal
In the normal course of business, the Company may receive inquiries or become involved in legal disputes that are not covered by insurance. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Indemnification Agreements
From time to time, in its normal course of business, the Company may indemnify other parties with which it enters into contractual relationships, including customers, lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims.
The Company has also indemnified its Directors and executive officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a Director or executive officer.
The Company believes the estimated fair value of any obligation from these indemnification agreements is minimal; therefore, these unaudited condensed consolidated interim financial statements do not include a liability for any potential obligations at September 30, 2022.
8.
Convertible Preferred Stock and Common Stock

At September 30, 2022, the Company is authorized to issue 203,504,244 shares of convertible preferred stock with a par value of $0.0001 per share which are classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are contingent redemption features not solely within the control of the Company. As a result, all of the Company’s convertible preferred stock is classified as “mezzanine equity”.
During the second and third quarter of 2022, the Company sold an aggregate of 33,567,165 shares of its Series E convertible preferred stock (“Series E”) in exchange for gross proceeds of $41.0 million, or $1.2208 per share. The Company incurred $0.1 million in issuance costs for the Series E sale.
In January and February 2021, the Company sold an aggregate of 32,334,554 shares of its Series D convertible preferred stock (“Series D”) in exchange for gross proceeds of $15.0 million, or $0.4639 per share. Series D Preferred Stock Purchase Agreement (“SPA”) permitted the sale of up to 16,167,277 shares to be sold within three months after the initial close. The additional close happened in February 2021. The investors from the first closing participated in the second closing and purchased their respective shares as noted in the initial agreement. The Company incurred $0.7 million in issuance costs for the Series D sale.
Convertible preferred stock consists of the following at September 30, 2022 (Unaudited):
(in thousands, except for share data)	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series E	36,861,678	33,567,165	$40,840	$40,978
Series D	49,342,160	49,342,160	22,192	22,890
Series C-1	38,659,789	38,659,789	2,180	18,000
Series C	27,079,195	26,014,749	11,647	13,442
Series B-4	30,739,072	30,739,072	7,582	11,199
Series B-3	6,627,558	6,627,558	862	2,620
Series B-2	746,602	746,602	105	340
Series B-1	7,985,151	7,985,151	611	2,918
Series A-4	2,447,023	2,447,023	661	4,182
Series A-3	1,998,177	1,998,177	260	1,604
Series A-2	639,773	639,773	160	1,021
Series A-1	378,066	378,066	110	679
	203,504,244	199,145,285	$87,210	$119,873
The rights and privileges for the holders of Series E, Series D, Series C-1, Series C, Series B-4, Series B-3, Series B-2, Series B-1, Series A-4, Series A-3, Series A-2 and Series A-1 convertible preferred stock (collectively, Preferred Stock) are as follows:

Dividends
The holders of the Company’s capital stock will be entitled to receive, if and when declared by the Board of Directors, non-cumulative dividends paid pro-rata to the holders of common and preferred stock according to the number of shares of common stock held by each holder with the holders of preferred stock receiving dividends in preference to holders of common stock. The number of shares of common stock held by holders of preferred stock for the purpose of dividends is the number of shares of common stock that would be issuable to preferred stockholders upon conversion. The Board of Directors has not declared any dividends through September 30, 2022.
Voting
Holders of preferred stock are entitled to one vote for each share of common stock into which their shares may be converted and, subject to certain preferred stock class votes specified in the Company’s certificate of incorporation or as required by law, holders of the preferred stock and common stock vote together on an as-converted basis.
Liquidation Preference
The liquidation preference for each of the Series E, Series D, Series C-1, Series C, Series B-4, Series B-3, Series B-2, Series B-1, Series A-4, Series A-3, Series A-2 and Series A-1 is initially $1.2208, $0.4639, $0.4656, $0.5167, $0.3646, $0.3953, $0.4554, $0.3646, $1.7089, $0.8026, $1.5962, and $1.7970 per share, respectively (each subject to adjustments upon the occurrence of certain dilutive events).
In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or transfer of the Company’s securities whereby the beneficial owners of the Company’s common stock and preferred stock own less than a majority of the surviving entity, or a sale of all or substantially all assets, the holders of Series E as a separate class will be entitled to receive their respective full liquidation preference followed by the holders of Series D as a separate class, Series C-1 and Series C as a separate class, then the holders of Series B-4 as a separate class, then the holders of Series B-3, Series B-2, Series B-1 as a separate class, and finally the holders of Series A-4, Series A-3, Series A-2 and Series A-1 as a separate class. If the Company’s legally available assets are insufficient to satisfy the preferred stock liquidation preferences in each class, the funds will be distributed ratably among the holders of that class.
Conversion
At the option of the holder, each share of preferred stock is convertible into shares of common stock on a one-for-one basis, as adjusted for stock splits and dividends and certain dilutive transactions. Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon the closing of the sale of the Company’s common stock in a public offering with aggregate gross proceeds of at least $35.0 million, and the public offering price per share equals or exceeds $0.9278 per share.
Redemption
The preferred stock is not redeemable at the option of the holder.
Protective Provisions
The holders of preferred stock also have certain protective provisions. So long as at least 2,000,000 shares of preferred stock in the aggregate remain outstanding, the Company cannot, without the approval of over 50% of the voting power of preferred stock then outstanding voting as a single class on an as-if converted to common stock basis, take certain actions which include: (i) consummate a liquidation, dissolution or winding up of the Company; (ii) adversely alter, waive or affect the rights, preferences, privileges, or powers of, or restrictions of preferred stock or series thereof; (iii) increase or decrease the authorized number of shares of common stock or preferred stock, or series thereof; (iv) create a new class or series of security; or (vi) declare or pay any dividends or other distributions for preferred or common stock outstanding.

So long as at least 2,000,000 shares of Series E remain outstanding, the Company cannot, without approval of the majority of such series of preferred stock, change the power, rights, preference or privileges of such series of preferred stock. So long as at least 2,000,000 shares of Series D remain outstanding, the Company cannot, without approval of the majority of such series of preferred stock, change the power, rights, preference or privileges of such series of preferred stock. So long as at least 2,000,000 shares of Series C remain outstanding, the Company cannot, without approval of the majority of the Board of Directors, change the power, rights, preference or privileges of Series C. So long as at least 2,500,000 shares of Series B-4 remain outstanding, the Company cannot without approval of the majority of such series of preferred stock change the power, rights, preference or privileges of such series of preferred stock. So long as at least 3,300,000 shares of Series B-3, Series B-2 and Series B-1, cumulatively remain outstanding, the Company cannot without approval of the majority of such series of preferred stock, voting together as a single class, change the power, rights, preference or privileges of such series of preferred stock. So long as at least 1,000,000 shares of Series A-4, Series A-3, Series A-2 and Series A-1, cumulatively remain outstanding, the Company cannot, without approval of the majority of such series of preferred stock voting together as a single class, change the power, rights, preference or privileges of such series of preferred stock.
Convertible Preferred Stock Warrants
At December 31, 2020, warrants to purchase up to 804,604 shares of the Company’s Series B at an exercise price of $0.3646 per share with an expiration date of January 14, 2021 were outstanding. In January 2021, the warrants of 804,604 shares were converted into Series B shares. Also, at September 30, 2022 and 2021, warrants to purchase up to 1,064,446 shares, respectively of the Company’s Series C at an exercise price of $0.5167 per share with expiration dates of May 15, 2025 and December 23, 2025, respectively, were outstanding.
Common Stock
The holders of the common stock are entitled to one vote for each share of common stock held.
Common Stock Warrants
At September 30, 2022, warrants to purchase up to 8,208,682 shares of the Company’s common stock at an exercise price of $0.5167 per share with an expiration date of January 31, 2027 were outstanding.
9.
Stock-Based Compensation

The Company adopted the 2008 Stock Plan (“2008 Plan”) under which it may issue stock options to purchase shares of common stock, and award restricted stock and stock appreciation rights to employees, Directors and consultants. The 2008 Plan expired in March 2018 and all award issuance therefore ceased. Options generally vest over a four-year period with a one-year cliff. The option term is no longer than five years for incentive stock options for which the grantee owns greater than 10% of the Company’s capital stock and no longer than 10 years for all other options. The Company has a repurchase option on unvested restricted stock exercisable upon the voluntary or involuntary termination of the purchaser’s employment with the Company for any reason. The Company’s repurchase right lapses in accordance with the vesting terms. Through September 30, 2022, there have been no exercises of common stock options prior to the vesting of such options. Options outstanding under the 2008 Plan will remain outstanding until they are exercised, canceled or expire.
In May 2018, the Company adopted the 2018 Stock Plan (“2018 Plan”) under which the Company may issue stock options to purchase shares of common stock, and award restricted stock and stock appreciation rights to employees, Directors and consultants.
Under the 2018 Plan, the Board of Directors may grant incentive stock options or nonqualified stock options. Incentive stock options may only be granted to Company employees. The exercise price of incentive stock options and nonqualified stock options cannot be less than 100% of the fair value per share of the Company’s common stock on the grant date. If an individual owns more than 10% of the Company’s outstanding capital stock, the price of each share incentive stock option will be at least 110% of the fair value.

Fair value is determined by the Board of Directors. Options generally vest over a four-year period with a one-year cliff. The option term is no longer than five years for incentive stock options for which the grantee owns greater than 10% of the Company’s capital stock and no longer than 10 years for all other options. The Company has a repurchase option on unvested restricted stock exercisable upon the voluntary or involuntary termination of the purchaser’s employment with the Company for any reason. The Company’s repurchase right lapses in accordance with the vesting terms. Through September 30, 2022, there have been no exercises of common stock options prior to the vesting of such options.
Collectively, the 2008 Stock Plan and the 2018 Stock Plan are referred to as “the Plans”. The Company has reserved 3,924,361 shares of common stock for future issuance under the Plans.
The Company measures stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company recorded stock-based compensation expense in the following expense categories in its accompanying condensed consolidated statements of operations:
	Nine months Ended September 30,
(in thousands)	2022	2021
		(Unaudited)
Research and development	$79	$17
Sales and marketing	106	13
Cost of sales	35	7
General and administrative	173	41
Total stock-based compensation	$393	$78
Stock Options
The following table summarizes stock option activity for the Plan for the nine months ended September 30, 2022 (unaudited):
	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)
Outstanding at December 31, 2021 (Audited)	18,086,501	$0.15	5.94
Granted	3,528,912	$0.60
Exercised	(1,047,355)	$0.12
Cancelled	(1,154,416)	$0.30
Outstanding at September 30, 2022	19,413,642	$0.23	5.92
Exercisable at September 30, 2022	12,085,195	$0.12	4.03
Vested and expected to vest at September 30, 2022	19,413,642	$0.23	5.92
At September 30, 2022, the aggregate intrinsic value of outstanding options and exercisable options was $6.0 million and $4.8 million, respectively. There were 3,528,912 stock options granted during the nine months ended September 30, 2022. The weighted average grant date fair value options granted during the nine months ended September 30, 2022 and 2021 was $0.35 and $0.09, respectively.
The aggregate intrinsic value of options exercised was $0.5 million and $0.2 million for the nine months ended September 30, 2022 and 2021, respectively. As of September 30, 2022, the total unrecognized compensation expense related to unvested stock option awards was $0.9 million, which the Company expects to recognize over a weighted-average period of 3.2 years.
The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying common stock at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options was determined using the methods and assumptions discussed below.
•
The expected term of employee options with service-based vesting is determined using the “simplified” method, as prescribed in the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.

•
The expected volatility is based on historical volatilities of similar entities within the Company’s industry which were commensurate with the expected term assumption as described in SAB No. 107.

•
The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•
The expected dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

•
As the Company’s common stock has not historically been publicly traded, its Board of Directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The fair value of each option was estimated on the date of grant using the weighted average assumptions in the table below:
	Nine months Ended September 30, (Unaudited)
	2022	2021
Expected volatility	55.0%	56.0%
Risk-free interest rate	3.2%	1.1%
Expected term (in years)	7.0	6.3
Expected dividend yield	—%	—%

10.
Income Taxes

The income tax provision is calculated for an interim period by distinguishing between elements recognized in the income tax provision through applying an estimated annual effective tax rate (the “ETR”) to a measure of year-to-date operating results referred to as “ordinary income (or loss),” and discretely recognizing specific events referred to as “discrete items” as they occur. The income tax provision or benefit for each interim period is the difference between the year-to-date amount for the current period and the year-to date amount for the period prior. Under ASC 740-270-30-36, entities subject to income taxes in multiple jurisdictions should apply one overall ETR instead of separate ETRs for each jurisdiction when calculating the interim-period income tax or benefit related to ordinary income (or loss) for the year-to-date interim period, except in certain circumstances. The Company’s effective tax rates for the nine months ended September 30, 2022 and 2021 differ from the federal statutory rate of 21% principally as a result of valuation allowances expected to be applied to net operating loss carryforwards which will not meet the threshold for recognition as deferred tax assets.
11.
Related Party Transactions

Convertible Promissory Notes and Series C-1 Convertible Preferred Stock
The convertible notes (Note 6) and Series C-1 convertible preferred stock (Note 8) were issued to certain existing shareholders.

Note Receivable from Related Parties and Related Party Payable
In November 2013, the Company adopted the 2013 Officers and Directors Stock Plan and entered into interest bearing, full recourse promissory notes from its Chief Executive Officer and former Directors in the aggregate principal amount of $0.6 million in exchange for the issuance of 9,327,903 shares of common stock. The promissory notes bear interest at the rate of 1.73% per year, matures in November 2022, and are collateralized by 1,532,480 shares of the Company’s Series B-4 convertible preferred stock.
At September 30, 2022 and December 31, 2021, the outstanding principal balance on the notes receivable from the former Directors was $0.1 million and $0.1 million, respectively. During each of the nine months ended September 30, 2022 and 2021, the Company recorded de minimis interest income from these promissory notes. At September 30, 2022 and December 31, 2021, the interest receivable from related parties was $0.02 million and $0.01 million, respectively.
12.
Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through December 15, 2022, the date at which the unaudited condensed consolidated interim financial statements were available to be issued, and there are no other items requiring disclosure except for the following.
On November 29, 2022, the Company signed an agreement to acquire all outstanding shares in Foresight Energy Ltd (“fSight”), an Israeli corporation, in exchange for a total consideration of approximately $9.0 million that includes shares of common stock of the Company and the assumption of debt.
On December 5, 2022, the Company entered into a definitive agreement and plan of merger with Roth CH Acquisition IV Co. (“ROCG”), a publicly traded special purpose acquisition company. Upon closing of the transaction, subject to approval by ROCG ‘s stockholders, Tigo is expected to become a publicly-traded company.

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,
(in thousands, except share and per share data)	2021	2020
Assets
Current assets:
Cash	$6,184	$4,235
Restricted cash	1,290	1,255
Accounts receivable, net of allowance for doubtful accounts of $109 and $318 at December 31, 2021 and 2020, respectively	3,879	4,472
Inventory, net	10,069	4,544
Prepaid expenses and other current assets	1,526	463
Related party receivable	—	13
Total current assets	22,948	14,982
Property and equipment, net	932	1,028
Other assets	78	78
Total assets	$23,958	$16,088
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$12,252	$7,671
Accrued expenses and other current liabilities	1,574	1,798
Related party payable	—	450
Deferred revenue, current portion	48	50
Derivative liability	—	3,088
Warranty liabilities, current portion	179	169
Current maturities of long-term debt	8,000	12,958
Total current liabilities	22,053	26,184
Deferred rent	135	143
Warranty liability, net of current portion	3,214	2,448
Deferred revenue, net of current portion	184	200
Long-term debt, net of current maturities and unamortized debt issuance costs	1,411	7,946
Preferred stock warrant liability	487	295
Total liabilities	27,484	37,216
Commitments and Contingencies (Note 10)
Convertible preferred stock, $0.0001 par value:
Convertible preferred stock: 167,546,010 shares authorized; 165,578,120 and 116,213,647 shares issued and outstanding at December 31, 2021 and 2020, respectively (liquidation value of $78,895 at December 31, 2021 and $56,005 at December 31, 2020)	46,370	24,177
Stockholders’ deficit:
Common stock, $0.0001 par value: 211,028,699 shares authorized; 20,580,109 and 19,989,902 shares issued and outstanding at December 31, 2021 and 2020, respectively	2	2
Additional paid-in capital	5,383	5,111
Notes receivable from related parties	(103)	(103)
Accumulated deficit	(55,178)	(50,315)
Total stockholders’ deficit	(49,896)	(45,305)
Total liabilities, convertible preferred stock and stockholders’ deficit	$23,958	$16,088
See accompanying notes to consolidated financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year ended December 31,
(in thousands, except share and per share data)	2021	2020
Revenue, net	$43,642	$33,289
Cost of revenue	31,003	22,751
Gross profit	12,639	10,538
Operating expenses:
Research and development	5,763	4,064
Sales and marketing	7,571	4,445
General and administrative	3,019	2,745
Total operating expenses	16,353	11,254
Loss from operations	(3,714)	(716)
Interest and other expenses (income):
Change in fair value of preferred stock warrant liability	192	(155)
Change in fair value of derivative liability	68	526
Gain on debt extinguishment	(1,801)	(605)
Interest expense	2,506	5,529
Other expense, net	(16)	163
Total interest and other expenses, net	949	5,458
Loss before income tax expense	(4,663)	(6,174)
Income tax expense	200	23
Net loss	(4,863)	(6,197)
Gain upon redemption of Series B-1 and C convertible preferred stock	—	18,321
Net (loss) income attributable to common stockholders	$(4,863)	$12,124
Per share information:
Net (loss) income per share of common stock, basic	$(0.24)	$0.09
Net loss per share of common stock, diluted	$(0.24)	$(0.28)
Weighted average common shares outstanding, basic	20,389,634	19,972,313
Weighted average common shares outstanding, diluted	20,389,634	60,127,450
The accompanying notes are an integral part of these consolidated financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT
			Stockholders’ Deficit
	Convertible Preferred Stock		Common stock		Additional paid-in capital	Notes receivable from related parties	Accumulated deficit	Total Stockholders’ Deficit
(in thousands, except share data)	Shares	Amount	Shares	Amount
Balance at January 1, 2020	117,708,995	$42,518	19,946,985	$2	$4,772	$(559)	$(62,439)	$(58,224)
Issuance of common stock upon exercise of stock options	—	—	42,917	—	6	—	—	6
Stock-based compensation expense	—	—	—	—	105	—	—	105
Series B-1 redemption	(1,447,957)	(521)	—	—	—	—	521	521
Proceeds from sale of Series C-1, net of issuance costs	38,659,789	2,180	—	—	—	—	—	—
Issuance of common stock warrants	—	—	—	—	228	—	—	228
Series C redemption	(38,707,180)	(20,000)	—	—	—	—	17,800	17,800
Forgiveness of recourse note to purchase common stock	—	—	—	—	—	456	—	456
Net loss	—	—	—	—	—	—	(6,197)	(6,197)
Balance at December 31, 2020	116,213,647	$24,177	19,989,902	$2	$5,111	$(103)	$(50,315)	$(45,305)
Issuance of common stock upon exercise of stock options	—	—	590,207	—	93	—	—	93
Stock-based compensation expense	—	—	—	—	179	—	—	179
Proceeds from sale of Series D, net of issuance costs	32,334,554	14,303	—	—	—	—	—	—
Conversion of convertible notes into Series D	17,007,606	7,890	—	—	—	—	—	—
Issuance of Series B-4 upon exercise of warrants	22,313	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(4,863)	(4,863)
Balance at December 31, 2021	165,578,120	$46,370	20,580,109	$2	$5,383	$(103)	$(55,178)	$(49,896)
The accompanying notes are an integral part of these consolidated financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended December 31,
(in thousands)	2021	2020
Cash Flows from Operating activities:
Net loss	$(4,863)	$(6,197)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	419	625
Change in inventory reserve	(45)	—
Change in fair value of derivative liability	68	526
Change in fair value of preferred stock warrant liability	192	(155)
Non-cash interest expense	1,648	3,988
Stock-based compensation	179	105
Allowance for doubtful accounts	(209)	(375)
Loss on disposal of equipment	—	88
Gain on debt extinguishment	(1,801)	(605)
Forgiveness of recourse note and accrued interest	—	512
Changes in operating assets and liabilities:
Accounts receivable	802	(1,744)
Inventory	(5,480)	(1,621)
Prepaid expenses and other current assets	(1,063)	66
Related party receivable	13	(10)
Accounts payable	4,581	(4,043)
Accrued expenses and other current liabilities	269	579
Related party payable	(450)	450
Deferred revenue, current portion	(18)	(11)
Warranty liabilities	776	563
Deferred rent	(8)	122
Net cash used in operating activities	(4,990)	(7,137)
Cash Flows from Investing activities:
Purchases of property and equipment	(323)	(273)
Net cash used in investing activities	(323)	(273)
Cash Flows from Financing activities:
Repayment of Term Loan	—	(5,952)
Proceeds from promissory notes	—	1,200
Proceeds from PPP loan	901	900
Proceeds from issuance of convertible notes payable to stockholders	—	671
Proceeds from Senior Bonds	—	20,000
Repayment of Senior Bonds	(8,000)	(2,000)
Payment of financings costs	—	(3,366)
Payment of issuance costs related to sale of Series D convertible preferred stock	(697)	—
Proceeds from sales of Series D convertible preferred stock	15,000	—
Proceeds from sales of Series C-1 convertible preferred stock	—	2,250
Redemption of Series B-1 and C convertible preferred stock	—	(2,200)
Proceeds from exercise of stock options	93	6
Net cash provided by financing activities	7,297	11,509
Net increase in cash and restricted cash	1,984	4,099
Cash and restricted cash at beginning of year	5,490	1,391
Cash and restricted cash at end of year	$7,474	$5,490
Supplemental disclosure of cash flow information:
Cash paid for interest during the year	$817	$58
Cash paid for income taxes during the year	$21	$122
Supplemental schedule of non-cash financing activities:
Conversion of accrued interest on convertible note	$—	$185
Conversion of promissory note into convertible note	$—	$1,200
Conversion of convertible note into Series D preferred stock	$7,890	$—
Fair value of common stock warrants issued	$—	$228
The accompanying notes are an integral part of these consolidated financial statements.

TIGO ENERGY, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.
Nature of Operations

Tigo Energy, Inc. (“Tigo”) was incorporated in Delaware in 2007 and commenced operations in 2010. Tigo provides a solution designed to maximize the energy output of individual solar modules, delivering more energy, active management, and enhanced safety for utility, commercial, and residential solar arrays. Tigo is headquartered in Campbell, California with offices in Europe, Asia and the Middle East.
2.
Liquidity and Going Concern

Tigo follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements — Going Concern, which requires management to assess Tigo’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
Tigo has incurred recurring net losses and negative cash flows from operating activities since inception and has an accumulated deficit of $55.2 million at December 31, 2021. Management believes that with the existing cash and restricted cash as of December 31, 2021, an increasing customer base, as well as proper management of expenditures, Tigo has sufficient resources to sustain operations through June 2023. However, there is no certainty that management will be successful in these efforts and, if Tigo requires additional debt or equity financing, there is no assurance that it will be available at terms acceptable to Tigo, or at all.
Impact of COVID-19
The global outbreak of the novel coronavirus in 2020 continues to be a rapidly evolving situation. The virus has disrupted much of society, impacted global travel and supply chains, and adversely impacted global commercial activity in most industries. The rapid development and fluidity of this situation precludes any prediction as to its ultimate impact, which may have a continued adverse effect on economic and market conditions and trigger an extended period of global economic slowdown. Such conditions, which may be across industries, sectors or geographies, may impact Tigo’s operating performance in the near term.
3.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the ASC and Accounting Standards Updates (“ASU”) promulgated by the FASB.
Basis of Consolidation
The consolidated financial statements include the accounts of Tigo and its wholly-owned subsidiaries: Tigo Energy Israel, Ltd., Tigo Energy Italy SRL, and Tigo Energy Systems Trading (Suzhou) Company, Limited, which are incorporated in Israel, Italy, and China, respectively (collectively, the “Company”). All intercompany transactions and balances have been eliminated in consolidation. The Company has determined the functional currency of the subsidiaries to be the United States (U.S.) dollar. The Company remeasures monetary assets and liabilities of its foreign operations at exchange rates in effect at the balance sheet date and nonmonetary assets and liabilities at their historical exchange rates. Expenses are remeasured at the weighted-average exchange rates during the relevant reporting period. These remeasurement gains and losses are recorded in other expense in the consolidated statements of operations and were not material for the years ended December 31, 2021 and 2020.

Reclassification
Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period’s presentation.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Key estimates in the consolidated financial statements include the identification of performance obligations in revenue recognition, inventory reserve, impairment of long-lived assets, product warrant liabilities, and the valuation of the derivative liability, preferred stock warrant liabilities and stock-based compensation, including the underlying fair value of the preferred and common stock.
Risks and Uncertainties
The Company is subject to a number of risks inherent in a business without substantial operating history, including, but not limited to, new and evolving markets, advances and trends in the development of new technology and services and regulations thereon, unfavorable economic and market conditions, competition from other companies with longer operating histories and greater financial resources, the ability to obtain adequate funding, dependence on key employees and the ability to attract and retain qualified employees.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, restricted cash, and accounts receivable. The Company maintains deposits in federally insured financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk beyond the normal credit risk associated with commercial banking relationships as the Company’s cash and restricted cash are deposited with major financial institutions in the U.S., Europe, the Middle East and Asia. At December 31, 2021 and 2020, the Company held insignificant cash in foreign bank accounts. To date, the Company has not experienced any losses on its deposits of cash.
During the year ended December 31, 2021, there was one individual customer that exceeded 10% of the Company’s annual revenue, net. This customer accounted for 14% of revenue, net. Accounts receivable from this customer represented $0.5 million.
During the year ended December 31, 2020, there was no individual customer that exceeded 10% of the Company’s annual revenue, net.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The CODM is the Company’s Chief Executive Officer. The Company views and manages its operations as a single operating segment.
Foreign Operations
Operations outside the U.S. include subsidiaries in Israel, Italy and China. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among those risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. Net (liabilities) assets of foreign operations were $(0.2) million and $0.1 million at December 31, 2021 and 2020, respectively. Revenue, net from foreign customers represented 61% and 68% of revenue, during the years ended December 31, 2021 and 2020, respectively. There were two foreign countries individually representing greater than 10% of Revenue, net during the year ended December 31, 2021and totaled 27% of Revenue, net. There were three foreign countries individually representing greater than 10% of Revenue, net during the year ended December 31, 2020 and totaled 32% of Revenue, net. Accounts receivable due from foreign customers was 65% and 60% of total accounts receivable at December 31, 2021 and 2020, respectively.
Fair Value of Financial Instruments
The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurement based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with those financial instruments. The three-level hierarchy for fair value measurement is defined as follows:
•
Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2:   Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

•
Level 3:   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Management believes that the carrying amounts of the Company’s financial instruments, including cash, restricted cash, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.
Cash
The Company’s cash include short-term highly-liquid investments with an original maturity of 90 days or less when purchased and are carried at fair value in the accompanying consolidated balance sheets. The Company considers all highly-liquid investments with a remaining maturity of three months or less at the date of purchase to be cash. Cash consists primarily of amounts in checking and savings accounts.
Restricted Cash and Reconciliation for the Consolidated Statements of Cash Flows
Restricted cash represents amounts held on deposit at a commercial bank used to secure the Company’s Senior Bonds (Note 9). The following table provides a reconciliation of the components of cash and restricted cash reported in the Company’s consolidated balance sheets to the total of the amount presented in the consolidated statements of cash flows:
	December 31,
(in thousands)	2021	2020
Cash	$6,184	$4,235
Restricted cash	1,290	1,255
Total cash and restricted cash presented in the consolidated statements of cash flows	$7,474	$5,490
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded at the invoiced amount, do not bear interest, and are typically due 30 days from the invoice date. The Company generally does not require collateral from its customers and maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of accounts receivable in dispute, and the current accounts receivable aging and current payment patterns.
Inventory
In accordance with FASB ASU No. 2015-11, Inventory is valued at the lower of cost or net realizable value with cost determined under the first-in, first-out (“FIFO”) method. The determination of net realizable value involves numerous judgments, including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders, current contract price, future demand, pricing for the Company’s products and technological obsolescence of the Company’s products. Inventory that is obsolete, in excess of the Company’s forecasted demand or is anticipated to be sold at a loss is written down to its net realizable value based on expected demand and selling prices.
Property and Equipment, net
Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the asset’s estimated useful lives:
Fixed Asset Type	Estimated useful life in years
Machinery and equipment	7
Vehicles	5
Computer software	5
Computer equipment	5
Furniture and fixtures	5
Leasehold improvements are amortized over the shorter of the remaining lease term or expected useful lives of the improvements.
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying cost amount or fair value less cost to sell. No impairment losses were identified in 2021 or 2020.
Customer Deposits
Customer deposits consists of deposits received by the Company, as required on certain contracts and agreements, which are refundable at the termination of the contract.
Product Warranties
The Company estimates the cost of its warranty obligations based on several key estimates: the warranty period (generally 20 to 25 years from installation for defects in design, materials, workmanship and manufacture, and generally 10 years from installation for equipment to conform to specifications and drawings applicable under normal use and service), its historical experience of known product failure rates, use of materials to repair or replace defective products and parts, and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should the actual experience relative to these factors differ from the estimates, the Company may be required to record additional warranty reserves.
Derivative Instruments
The convertible notes issued in January 2020, July 2019 and May 2019 contained embedded derivative instruments, representing contingent redemption options (Note 9). The contingent redemption options met the requirements for separate accounting and were accounted for as a derivative liability and single derivative instrument for each tranche of the convertible notes. The derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in estimated fair value recognized in the accompanying consolidated statements of operations. In 2021, the convertible notes were converted into shares of Series D in conjunction with the sale of such other shares to other investors and the derivative instruments were derecognized on such date (Note 4). There are no convertible notes or derivative instruments outstanding as of December 31, 2021.
Convertible Preferred Stock Warrants
Freestanding warrants to purchase the Company’s convertible preferred stock are classified as liabilities on the accompanying consolidated balance sheets. The convertible preferred stock warrants are recorded as liabilities because the underlying shares of convertible preferred stock are contingently redeemable upon a deemed liquidation event. The warrants are recorded at estimated fair value and are subject to remeasurement at each balance sheet date and recorded in change in fair value of preferred stock warrant liability in the accompanying consolidated statements of operations.
Revenue Recognition
The Company follows FASB Topic ASC 606, Revenue from Contracts with Customers (“Topic 606”) for revenue recognition. In accounting for contracts with customers:
The Company determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer

•
Identification of the performance obligations in the contract

•
Determination of the transaction price

•
Allocation of the transaction price to the performance obligations in the contract

•
Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company’s primary source of revenue is the sale of its hardware products. The Company’s hardware products are fully functional at the time of shipment and do not require modification or customization for customers to use the products. The Company sells its products primarily to distributors that resell the Company’s products to end users. Distributors do not have general rights of return and generally order goods for immediate resale to end customers. The Company uses present right to payment and transfer of title as indicators to determine the transfer of control to the customer which occur at a point in time, upon shipment to the distributor. Upon shipment, the Company satisfies its performance obligation and recognizes revenue. We deduct sales returns to arrive at revenue, net. Sales tax and other similar taxes are excluded from revenues. The Company has made the election to account for shipping and handling as activities to fulfill the promise to transfer the product and as such records amounts charged to customers for shipping and handling as revenue and the related costs are included in cost of revenues.
Product warranty costs are recorded as expense to cost of revenue based on customer history, historical information and current trends.
Sales of the Company’s hardware products include the Company’s web-based monitoring service which represents a separate performance obligation. Monitoring service revenue represented less than 1% of the total revenue, net during the years ended December 31, 2021 and 2020. The allocation of revenue between the hardware and monitoring service deliverables is based on the Company’s best estimate of the standalone selling price determined by considering multiple factors, including internal costs, gross margin and historical selling practices. Revenue from the monitoring service is recognized ratably as the services are performed over the period of the monitoring service, up to 20 years.
Deferred revenue or contract liabilities consists of payments received from customers in advance of revenue recognition for the Company’s products and service. The current portion of deferred revenue represents the unearned revenue that will be earned within 12 months of the balance sheet date.

Correspondingly, noncurrent deferred revenue represents the unearned revenue that will be earned after 12 months from the balance sheet date.
	Year Ended December 31,
(in thousands)	2021	2020
Balance at January 1	$250	$261
Deferral of revenue	50	52
Recognition of unearned revenue	(68)	(63)
Balance at December 31	$232	$250
As of December 31, 2021, the Company expects to recognize $0.2 million from remaining performance obligations over a weighted average term of 5 years.
Cost of Revenue
The Company includes the following in cost of revenue: product costs, warranty costs, manufacturing personnel and logistics costs, inventory reserve charges, shipping and handling costs, hosting service costs related to the monitoring service, and depreciation and amortization of manufacturing test equipment.
Stock-Based Compensation
The Company follows FASB ASU 2018-7, Compensation — Stock Compensation (ASC Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, in accounting for share-based payments granted to nonemployees for goods and services.
The Company measures the cost of employee and nonemployee services received in exchange for stock-based awards based on the grant-date fair value of the award. The Company uses the Black-Scholes option pricing model to value its stock option awards. The amount of equity-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates the forfeiture rate at the grant date by analyzing historical data and revises the estimates in subsequent periods if the actual forfeiture rate differs from the estimates.
Estimating the fair value of options requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock, the expected life of the options, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in the Company’s Black-Scholes option-pricing model represent management’s best estimates and involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective.
Research and Development
Research and development costs are expensed as incurred and consist primarily of personnel costs and facility-related expenses. Development costs incurred subsequent to the establishment of technological feasibility related to software developed by the Company are subject to capitalization and amortization over their estimated useful lives. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technology feasibility, software development costs have been charged to research and development expense as incurred.
Advertising Costs
All advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising expenses incurred by the Company were $0.1 million and $0.3 million for the years ended December 31, 2021 and 2020, respectively.
Income Taxes
Income taxes are accounted for under the asset-and-liability method as required by FASB ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period corresponding to the enactment date. Under ASC 740, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income.
FASB ASC Subtopic 740-10, Accounting for Uncertainty of Income Taxes, (“ASC 740-10”) defines the criterion an individual tax position must meet for any part of the benefit of the tax position to be recognized in financial statements prepared in conformity with GAAP. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not such tax position will be sustained on examination by the taxing authorities, based solely on the technical merits of the respective tax position. The tax benefits recognized in the consolidated financial statements from such a tax position should be measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. In accordance with the disclosure requirements of ASC 740-10, the Company’s policy on income statement classification of interest and penalties related to income tax obligations is to include such items as part of total interest expense and other expenses, respectively.
Net Income (Loss) Per Common Share
Basic net income (loss) per share of common stock is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during each period, without consideration for potential dilutive shares of common stock. Diluted net loss per share of common stock is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method and if-converted method, as applicable. Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities, which include convertible preferred stock.
Under the two-class method, net income (loss) is adjusted by the difference between the fair value of consideration transferred and the carrying amount of convertible preferred stock during periods where the Company redeems its convertible preferred stock. The remaining earnings (undistributed earnings) are allocated to common stock and each series of convertible preferred stock to the extent that each preferred security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to common stock is then divided by the number of outstanding shares to which the earnings are allocated to determine the earnings per share. The two-class method is not applicable during periods with a net loss, as the holders of the convertible preferred stock have no obligation to fund losses.
The following table sets forth the computation of basic and diluted net income (loss) per share to common stockholders:
	Year Ended December 31,
(in thousands, except share and per share data)	2021	2020
Basic net (loss) income per common share calculation:
Net (loss) income attributable to common stockholders	$(4,863)	$12,124
Less: undistributed earnings to participating securities	—	(10,359)
Net (loss) income attributable to common stockholders – basic	(4,863)	1,765
Weighted-average shares of common stock outstanding – basic	20,389,634	19,972,313
Net (loss) income per share of common stock, basic	(0.24)	$0.09
Diluted net (loss) income per common share calculation:
Net (loss) income attributable to common stockholders – basic	$(4,863)	$1,765
Less: effect on net income due to assumed conversion	—	(18,321)
Net loss attributable to common stockholders – diluted	(4,863)	(16,556)
Weighted-average shares of common stock outstanding, basic	20,389,634	19,972,313
Convertible preferred stock	—	40,155,137
Weighted-average shares of common stock, diluted	20,389,634	60,127,450
Net loss per share of common stock – diluted	$(0.24)	$(0.28)

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:
	As of December 31,
	2021	2020
Convertible preferred stock	165,578,120	116,213,647
Convertible preferred stock warrants	1,185,599	1,869,052
Convertible debt	—	9,909,876
Common stock warrants	8,208,682	8,208,682
Stock options	18,086,501	13,221,960
	193,058,902	149,423,217
Recent Accounting Guidance Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for the Company beginning for the annual period January 1, 2022, with early adoption permitted. The Company is currently evaluating the expected impact that the standard will have on its 2022 annual consolidated financial statements and related disclosures.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, which requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. This standard is effective for fiscal years beginning after December 15, 2022, and early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The Company is currently evaluating the impact of adoption to the consolidated financial statements. The Company does not intend to early adopt ASU 2016-13 in 2022.
Recently Adopted Accounting Guidance
In August 2020, the FASB issued ASU Update No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). The goal of the ASU 2020-06 is to simplify the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. More specifically, the amendments focus on the guidance for convertible instruments and derivative scope exception for contracts in an entity’s own equity. The new standard is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Entities may adopt the guidance through either a modified retrospective method or full retrospective method. The Company evaluated and determined the impact upon adoption to the consolidated financial statements is immaterial.
4.
Fair Value of Financial Instruments

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis:

	Fair value measurement at reporting date using
(in thousands)	(Level 1)	(Level 2)	(Level 3)
December 31, 2021:
Liabilities:
Preferred stock warrants	$—	$—	$487
Derivative liability	$—	$—	$—
December 31, 2020:
Liabilities
Preferred stock warrants	$—	$—	$295
Derivative liability	$—	$—	$3,088
The fair value of the preferred stock warrants was calculated using the Black-Scholes option pricing model and is revalued to fair value at the end of each reporting period until the earlier of the exercise or expiration of the preferred stock warrants. The fair value of the warrant liabilities is estimated using the Black-Scholes option pricing model using the following assumptions:
	As of December 31,
	2021	2020
Expected volatility	55%	75%
Risk-free interest rate	1.12%	0.93% – 1.16%
Expected life (in years)	3.4 – 3.9	0.04 – 4.88
Expected dividend yield	0.00%	0.00%
Fair value of Series B-4 convertible preferred stock	$ —	$0.38
Fair value of Series C convertible preferred stock	$0.46	$0.46
The table presented below is a summary of the changes in fair value of the Company’s preferred stock warrant liability (Level 3 measurement):
(in thousands)	Fair value of preferred stock warrant liability
Balance at January 1, 2020	$450
Change in fair value	(155)
Balance at December 31, 2020	295
Change in fair value	192
Balance at December 31, 2021	$487
The table presented below is a summary of the changes in fair value of the Company’s derivative liability (Level 3 measurement):
(in thousands)	Fair value of derivative liability
Balance at January 1, 2020	$1,439
Fair value of derivative liabilities issued	2,235
Fair value of changes in derivative liabilities	526
Derecognition of derivative liabilities	(1,112)
Balance at December 31, 2020	3,088
Fair value of changes in derivative liabilities	(68)
Derecognition of derivative liabilities	(3,020)
Balance at December 31, 2021	$—

The fair value of the derivative liability was determined using a with and without method. Key inputs into this valuation model are the probability of various events which result in conversion prior to the maturity of the convertible notes, the estimated timing of conversion, and the discount rate. The recurring Level 3 fair value measurement of the derivative liability include the following unobservable inputs as of:
December 31,
2020
Probability of conversion provisions	99%
Estimated timing of conversion (years)	—
Discount rate	0.2%
In 2021, the Company sold Series D shares to investors and this qualified financing event triggered the conversion of all outstanding convertible notes and derivative instruments. See Note 11 for more information of the Series D offering.
Fair Value of Financial Instruments
The carrying amounts of cash, restricted cash, accounts receivable, accounts payable, and customer deposits approximate fair value due to their short-term nature. As of December 31, 2021, the fair value and carrying value of the Company’s Senior Bonds (Note 9) was $10.0 million and $9.4 million, respectively. As of December 31, 2020, the fair value of the Company’s Senior Bonds, Convertible Notes, and the PPP Loan was $18.1 million, $4.8 million, and $0.9 million, respectively. As of December 31, 2020, the carrying value of the Company’s Senior Bonds, Convertible Notes, and the PPP Loan was $16.1 million, $3.9 million, and $0.9 million, respectively. The estimated fair value for the Company’s Senior Bonds, Convertible Notes, and PPP Loan was based on discounted expected future cash flows using prevailing interest rates which are Level 3 inputs under the fair value hierarchy.
5.
Property and Equipment, net

Property and equipment, net consisted of the following:
	December 31,
(in thousands)	2021	2020
Machine and equipment	$2,680	$2,481
Computer equipment	440	405
Computer software	185	185
Vehicles	31	31
Furniture and fixtures	184	99
Leasehold improvements	42	30
	3,562	3,231
Less accumulated depreciation and amortization	(2,630)	(2,203)
Property and equipment, net	$932	$1,028
Depreciation and amortization expense was $0.4 million and $0.6 million for the years ended December 31, 2021 and 2020, respectively.

6.
Inventory, net

The major classes of inventories consisted of the following:
	December 31,
(in thousands)	2021	2020
Raw materials, net of inventory reserve of $437 and $483, respectively	$6,788	$2,341
Work-in-process	31	31
Finished goods	3,250	2,172
Inventory, net	$10,069	$4,544

7.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:
	December 31,
(in thousands)	2021	2020
Accrued vacation	$671	$562
Accrued compensation	291	323
Customer deposits	219	165
Accrued interest	33	459
Accrued other	360	289
Accrued expenses and other current liabilities	$1,574	$1,798

8.
Product Warranty Liabilities

The table presented below is a summary of the changes in the Company’s product warranty liabilities:
	December 31,
(in thousands)	2021	2020
Balance at January 1	$2,617	$2,054
Warranties issued	776	563
Balance at December 31	3,393	2,617
Less: current portion	(179)	(169)
Warranty liability, net of current portion	$3,214	$2,448

9.
Long-Term Debt

	December 31,
(in thousands)	2021	2020
Senior Bonds	$10,000	$18,000
Convertible Notes	—	4,241
PPP Loan	—	900
Total	10,000	23,141
Less: unamortized debt discount and issuance costs	(589)	(2,237)
Less: current portion	(8,000)	(12,958)
Long-term debt, net of unamortized debt discount and current portion	$1,411	$7,946
Senior Bonds
In March 2020, the Company issued unregistered bonds in the aggregate principal amount of $20.0 million (“Senior Bonds”). Outstanding borrowings under the Senior Bonds bear interest at the rate of

5.70% per year. Interest-only payments are due through September 2020; thereafter, 30 monthly payments of equal principal plus accrued interest are due through maturity in March 2023. The Senior Bonds are secured by the intellectual property of the Company, an insurance policy issued in the maximum amount of $20.0 million, amounts held in reserve funds presented as restricted cash on the accompanying consolidated balance sheet and substantially all of the Company’s assets comprising the Trust Estate, as defined in the Trustee Servicing Agreement. The Senior Bonds contains customary affirmative and negative covenants that include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments, and transactions with the Company’s affiliates, as well maintaining minimum liquidity at all times and maintaining minimum EBITDA on a quarterly basis. As of December 31, 2021 and 2020, the Company was in compliance with all covenants.
In connection with the Senior Bonds, the Company incurred issuance costs of $3.3 million which were deferred and are being amortized to interest expense over the three-year term of the Senior Bonds using the effective interest method.
Future aggregate principal maturities for of long-term debt are as follows:
Years Ending December 31 (in thousands):
2022	$8,000
2023	2,000
$10,000
Term Loan
In February 2018, the Company entered into a loan and security agreement, as amended, with a financial institution which provided for a term note of $10.0 million (“Term Loan”). The Term Loan initially required interest-only payments through August 2018, followed by 42 equal payments of principal, plus monthly payments of accrued interest through the maturity date in February 2022. In September 2019, the Company received a Notice of Default for failing to fully repay all obligations due to an event of default with certain covenants that remained uncured and, as a result, the Company was charged the default interest rate which equaled 12.5% as of December 31, 2019. In March 2020, the Term Loan was paid in full.
In connection with the Term Loan, the Company incurred loan issuance costs of $1.6 million which were recorded as a debt discount and was being amortized to interest expense using the effective interest method over the term of the loan. As a result of the event of default, the remaining unamortized portion of the debt discount was recorded to interest expense in September 2019 when the outstanding borrowings became due.
Promissory Notes
In April 2019, the Company borrowed $1.0 million from a stockholder under a promissory note (“April 2019 Promissory Note”) which had a maturity date in April 2020. Outstanding borrowings under the April 2019 Promissory Note bore interest at a rate of 13% per year. Under the terms of the April 2019 Promissory Note, if the Company underwent a change in control, an amount equal to five times the amount otherwise due would have been owed. In May 2019, the April 2019 Promissory Note was exchanged for a convertible note with the same stockholder.
In January 2020, the Company borrowed $1.2 million from a stockholder under a promissory note (“2020 Promissory Note”) which was due on demand. Outstanding borrowings under the 2020 Promissory Note bore interest at a rate of 13% per year. Under the terms of the 2020 Promissory Note, if the Company underwent a change in control, an amount equal to five times the amount otherwise due would have been owed. In January 2020, the 2020 Promissory Note was exchanged for a convertible note with the same stockholder.
Convertible Notes
In May 2019, the Company entered into convertible promissory note agreements (“May 2019 Convertible Notes”) with various stockholders in exchange for cash of $1.0 million and the unpaid principal and accrued interest related to the April 2019 Promissory Note totaling $1.0 million. Outstanding borrowings under the May 2019 Convertible Notes bore interest at the rate of 13% per year and were due upon the earlier of May 2020, a change in control of the Company or upon a qualified financing event. Under the terms of the May 2019 Convertible Notes, if the Company undergoes a change in control, an amount equal to four times the amount otherwise due will be owed. In connection with the May 2019 Convertible Notes the Company incurred loan issuance costs of $24,116 which were recorded as a debt discount and was being amortized to interest expense using the effective interest method over the term of the loan.
In July 2019, the Company entered into a convertible promissory note agreement (“July 2019 Convertible Note” and, together with the May 2019 Convertible Notes, the “2019 Convertible Notes”) with a stockholder for total borrowings of $0.2 million. Outstanding borrowings under the July 2019 Note bore interest at the rate of 13% per year and were due upon the earlier of July 2020, a change in control of the Company or upon a qualified financing event. Under the terms of the July 2019 Convertible Note, if the Company undergoes a change in control, an amount equal to four times the amount otherwise due will be owed.
The 2019 Convertible Notes include a redemption option whereby in the event of a qualified equity financing, the Company has the option to convert the notes into shares sold in the qualified equity financing at a conversion price that is 60% of the price per share of the qualified equity financing. The redemption options were bifurcated and accounted for as derivatives. Upon recognition, the Company recorded the redemption options at fair value and associated debt discount of $1.4 million.
In January 2020, the Company entered into convertible promissory note agreements (“Convertible Notes”) with various stockholders in exchange for cash of $0.7 million and the unpaid principal and accrued interest related to the 2019 Convertible Notes and 2020 Promissory Note totaling $3.6 million. Outstanding borrowings under the Convertible Notes bear interest at the rate of 13% per year during the first 12 months and then 18% per year thereafter. The Convertible Notes are due upon the earlier of January 2021, a change in control of the Company or upon a qualified financing event. Under the terms of the Convertible Notes, if the Company undergoes a change in control, an amount equal to five times the amount otherwise due will be owed. The Convertible Notes include a redemption option whereby in the event of a qualified equity financing, the Company has the option to convert the notes into shares sold in the qualified equity financing at a conversion price that is 60% of the price per share of the qualified equity financing. The redemption options were bifurcated and accounted for as derivatives. Upon recognition, the Company recorded the redemption options at fair value and associated debt discount of $2.2 million.
Since the 2019 Convertible Notes were exchanged prior to their maturity, the Company accounted for certain instruments as a deemed extinguishment and wrote off $0.5 million of unamortized debt discount and $1.1 million associated with the redemption option. The net amount of $0.6 million is recorded as a gain on debt extinguishment in the accompanying consolidated statement of operations during the year ended December 31, 2020.
In connection with the Convertible Notes, the Company issued the note holders warrants with a fair value of $0.2 million, which was recorded as a discount to the loan, to purchase up to 8,208,682 shares of the Company’s common stock with an exercise price of $0.5167 per share. The warrants are exercisable immediately and expire in January 2027. The debt issuance cost and debt discount are being amortized to interest expense over the one-year term of the Convertible Notes using the effective interest method.
In January and February 2021, the Company completed a qualified financing event in which Series D convertible preferred stock were issued. Upon the issuance of the Series D convertible preferred stock, the convertible notes were converted in Series D convertible preferred stock and the derivative instruments were derecognized on such dates (see Note 4). See note 11 for more information on the Series D convertible preferred stock offering.
Payment Protection Program
In April 2020, the Company entered into a promissory note evidencing an unsecured loan in the amount of $0.9 million (“PPP Loan”) made to the Company under the Paycheck Protection Program (“PPP”). The PPP was established under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). Subject to the terms of the

PPP Loan, outstanding borrowings under the PPP Loan bear interest at a fixed rate of one percent (1%) per year, with the first six months of interest deferred. Principal and interest are payable monthly commencing on the first day of the next month after the expiration of the initial six-month deferment period and may be prepaid by the Company at any time prior to maturity without penalty. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of loans granted under the PPP, with such forgiveness to be determined, subject to limitations, based on the use of loan proceeds for payment of permitted and eligible payroll costs, mortgage interest, rent and utilities. Interest payable on the PPP Loan may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the PPP Loan. As of December 31, 2020, $0.7 million was classified as a short-term obligation and the remaining $0.2 million was classified as a long-term obligation. On March 24, 2021, the Company received notification that the full amount of the PPP Loan and accrued interest was forgiven. In 2021, the Company received an additional $0.9 million. This amount was also forgiven in 2021. A gain on extinguishment in the amount of $1.8 million was recognized in the consolidated statement of operations for the year ended December 31, 2021. Net debt issuance costs are presented as a direct reduction of the Company’s long-term debt in the consolidated balance sheets and amount to $0.6 million and $2.2 million as of December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the Company recorded amortization of $1.6 million and $3.8 million, respectively, to interest expense pertaining to debt issuance costs.
10.
Commitments and Contingencies

Operating Leases
The Company leases office facilities in California, Japan, China and Italy under noncancelable operating lease agreements, which expire at various dates through March 2025. In addition to the base rent, the Company is responsible for certain insurance, property tax and maintenance expenses under the leases. The Company recognizes rent expense on a straight-line basis over the term of the leases, which coincide with the payments due on the leases. Rent expense was $0.5 million and $0.4 million for each of the years ended December 31, 2021 and 2020, respectively.
Aggregate future minimum rental payments under the non-cancelable operating leases are as follows:
Years Ending December 31 (in thousands):
2022	$431
2023	444
2024	457
2025	117
$1,449
Employment Agreements
The Company entered into employment agreements with key personnel providing for compensation and severance in certain circumstances, as defined in the respective employment agreements.
Legal
In the normal course of business, the Company may receive inquiries or become involved in legal disputes that are not covered by insurance. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
Indemnification Agreements
From time to time, in its normal course of business, the Company may indemnify other parties with which it enters into contractual relationships, including customers, lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims.
The Company has also indemnified its directors and executive officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or executive officer.
The Company believes the estimated fair value of any obligation from these indemnification agreements is minimal; therefore, these consolidated financial statements do not include a liability for any potential obligations at December 31, 2021 and 2020.
11.
Convertible Preferred Stock and Common Stock

At December 31, 2021, the Company is authorized to issue 167,546,010 shares of convertible preferred stock with a par value of $0.0001 per share which are classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are contingent redemption features not solely within the control of the Company. As a result, all of the Company’s convertible preferred stock is classified as mezzanine equity.
In January and February 2021, the Company sold an aggregate of 32,334,554 shares of its Series D convertible preferred stock (“Series D”) in exchange for gross proceeds of $15.0 million, or $0.4639 per share. Series D Preferred Stock Purchase Agreement (“SPA”) permitted the sale of up to 16,167,277 shares to be sold within three months after the initial close. The additional close happened in February 2021. The investors from the first closing participated in the second closing and purchased their respective shares as noted in the initial agreement. The Company incurred $0.7 million in issuance costs for the Series D.
In September 2020, the Company sold 38,659,789 shares of Series C-1 convertible preferred stock to existing investors at a per share purchase price of $0.0582 resulting in gross proceeds of $2.2 million. Concurrently, the Company entered into a stock repurchase agreement with an entity who is both a customer and investor, to repurchase 38,707,180 shares of Series C convertible preferred stock held by the entity for an aggregate purchase price of $2.2 million.
Convertible preferred stock consists of the following at December 31, 2021:
(in thousands, except for share data)	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
Series D	50,527,759	49,342,160	$22,192	$22,890
Series C-1	38,659,789	38,659,789	2,180	18,000
Series C	26,014,749	26,014,749	11,647	13,442
Series B-4	31,521,363	30,739,072	7,582	11,199
Series B-3	6,627,558	6,627,558	862	2,620
Series B-2	746,602	746,602	105	340
Series B-1	7,985,151	7,985,151	611	2,918
Series A-4	2,447,023	2,447,023	661	4,182
Series A-3	1,998,177	1,998,177	260	1,604
Series A-2	639,773	639,773	160	1,021
Series A-1	378,066	378,066	110	679
	167,546,010	165,578,120	$46,370	$78,895
The rights and privileges for the holders of Series D, Series C-1, Series C, Series B-4, Series B-3, Series B-2, Series B-1, Series A-4, Series A-3, Series A-2 and Series A-1 convertible preferred stock (collectively, preferred stock) are as follows:

Dividends
The holders of the Company’s capital stock will be entitled to receive, if and when declared by the Board of Directors, non- cumulative dividends paid pro-rata to the holders of common and preferred stock according to the number of shares of common stock held by each holder with the holders of preferred stock receiving dividends in preference to holders of common stock. The number of shares of common stock held by holders of preferred stock for the purpose of dividends is the number of shares of common stock that would be issuable to preferred stockholders upon conversion. The Board of Directors has not declared any dividends through December 31, 2021.
Voting
Holders of preferred stock are entitled to one vote for each share of common stock into which their shares may be converted and, subject to certain preferred stock class votes specified in the Company’s certificate of incorporation or as required by law, holders of the preferred stock and common stock vote together on an as-converted basis.
Liquidation Preference
The liquidation preference for each of the Series D, Series C-1, Series C, Series B-4, Series B-3, Series B-2, Series B-1, Series A- 4, Series A-3, Series A-2 and Series A-1 is initially $0.4639, $0.4656, $0.5167, $0.3646, $0.3953, $0.4554, $0.3646, $1.7089, $0.8026, $1.5962, and $1.7970 per share, respectively (each subject to adjustments upon the occurrence of certain dilutive events).
In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or transfer of the Company’s securities whereby the beneficial owners of the Company’s common stock and preferred stock own less than a majority of the surviving entity, or a sale of all or substantially all assets, the holders of Series D as a separate class will be entitled to receive their respective full liquidation preference followed by the holders of Series C-1 and Series C as a separate class then the holders of Series B-4 as a separate class, then the holders of Series B-3, Series B-2, Series B-1 as a separate class, and finally the holders of Series A-4, Series A-3, Series A-2 and Series A-1 as a separate class. If the Company’s legally available assets are insufficient to satisfy the preferred stock liquidation preferences in each class, the funds will be distributed ratably among the holders of that class.
Conversion
At the option of the holder, each share of preferred stock is convertible into shares of common stock on a one-for-one basis, as adjusted for stock splits and dividends and certain dilutive transactions. Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon the closing of the sale of the Company’s common stock in a public offering with aggregate gross proceeds of at least $35.0 million, and the public offering price per share equals or exceeds $0.9278 per share.
Redemption
The preferred stock is not redeemable at the option of the holder.
Protective Provisions
The holders of preferred stock also have certain protective provisions. So long as at least 2,000,000 shares of preferred stock in the aggregate remain outstanding, the Company cannot, without the approval of over 50% of the voting power of preferred stock then outstanding voting as a single class on an as-if converted to common stock basis, take certain actions which include: (i) consummate a liquidation, dissolution or winding up of the Company; (ii) adversely alter, waive or affect the rights, preferences, privileges, or powers of, or restrictions of preferred stock or series thereof; (iii) increase or decrease the authorized number of shares of common stock or preferred stock, or series thereof; (iv) create a new class or series of security; or (vi) declare or pay any dividends or other distributions for preferred or common stock outstanding.

So long as at least 2,000,000 shares of Series D remain outstanding the Company cannot, without approval of the majority of such series of preferred stock, change the power, rights, preference or privileges of such series of preferred stock. So long as at least 2,000,000 shares of Series C remain outstanding the Company cannot, without approval of the majority of the Board of Directors, change the power, rights, preference or privileges of Series C. So long as at least 2,500,000 shares of Series B-4 remain outstanding the Company cannot without approval of the majority of such series of preferred stock change the power, rights, preference or privileges of such series of preferred stock. So long as at least 3,300,000 shares of Series B-3, Series B-2 and Series B-1, cumulatively remain outstanding, the Company cannot without approval of the majority of such series of preferred stock, voting together as a single class, change the power, rights, preference or privileges of such series of preferred stock. So long as at least 1,000,000 shares of Series A-4, Series A-3, Series A-2 and Series A-1, cumulatively remain outstanding, the Company cannot, without approval of the majority of such series of preferred stock voting together as a single class, change the power, rights, preference or privileges of such series of preferred stock.
Convertible Preferred Stock Warrants
At December 31, 2020, warrants to purchase up to 804,604 shares of the Company’s Series B at an exercise price of $0.3646 per share with an expiration date of January 14, 2021 are outstanding. In January 2021, the warrants of 804,604 shares were converted into Series B shares. Also, at December 31, 2021 and 2020, warrants to purchase up to 1,185,599 and 677,376 shares of the Company’s Series C at an exercise price of $0.5167 per share with expiration dates of May 15, 2025 and December 23, 2015, respectively, are outstanding.
Common Stock
The holders of the common stock are entitled to one vote for each share of common stock held.
Common Stock Warrants
At December 31, 2021 and 2020, warrants to purchase up to 8,208,682 shares of the Company’s common stock at an exercise price of $0.5167 per share with an expiration date of January 31, 2027 are outstanding.
12.
Stock-Based Compensation

The Company adopted the 2008 Stock Plan (“2008 Plan”) under which it may issue stock options to purchase shares of common stock, and award restricted stock and stock appreciation rights to employees, directors and consultants. The 2008 Plan expired in March 2018 and all award issuance therefore ceased. Options generally vest over a four-year period with a one-year cliff. The option term is no longer than five years for incentive stock options for which the grantee owns greater than 10% of the Company’s capital stock and no longer than 10 years for all other options. The Company has a repurchase option on unvested restricted stock exercisable upon the voluntary or involuntary termination of the purchaser’s employment with the Company for any reason. The Company’s repurchase right lapses in accordance with the vesting terms. Through December 31, 2021, there have been no exercises of common stock options prior to the vesting of such options. Options outstanding under the 2008 Plan will remain outstanding until they are exercised, canceled or expire.
In May 2018, the Company adopted the 2018 Stock Plan (“2018 Plan”) under which the Company may issue stock options to purchase shares of common stock, and award restricted stock and stock appreciation rights to employees, directors and consultants.
Under the 2018 Plan, the Board of Directors may grant incentive stock options or nonqualified stock options. Incentive stock options may only be granted to Company employees. The exercise price of incentive stock options and nonqualified stock options cannot be less than 100% of the fair value per share of the Company’s common stock on the grant date. If an individual owns more than 10% of the Company’s outstanding capital stock, the price of each share incentive stock option will be at least 110% of the fair value. Fair value is determined by the Board of Directors. Options generally vest over a four-year period with a one-year cliff. The option term is no longer than five years for incentive stock options for which the grantee owns greater than 10% of the Company’s capital stock and no longer than 10 years for all other options. The Company has a repurchase option on unvested restricted stock exercisable upon the voluntary or involuntary termination of the purchaser’s employment with the Company for any reason. The Company’s repurchase right lapses in accordance with the vesting terms. Through December 31, 2021, there have been no exercises of common stock options prior to the vesting of such options.
Collectively, the 2008 Stock Plan and the 2018 Stock Plan will be referenced as “the Plan”. The Company has reserved a remaining total of 5,861,633 shares of common stock for issuance under the Plan.
The Company measures stock-based awards at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company recorded stock-based compensation expense in the following expense categories in its accompanying consolidated statements of operations:
	Year Ended December 31,
(in thousands)	2021	2020
Research and development	$43	$28
Sales and marketing	80	33
Cost of sales	10	8
General and administrative	46	36
	$179	$105
Stock Options
The following table summarizes stock option activity for the Plan in the years indicated:
	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term (years)
Outstanding at December 31, 2020	13,221,960	$0.12	5.3
Granted	6,242,855	$0.23
Exercised	-590,207	$0.15
Cancelled	-788,107	$0.20
Outstanding at December 31, 2021	18,086,501	$0.15	5.94
Exercisable at December 31, 2021	11,072,297	$0.10	3.95
Vested and expected to vest at December 31, 2021	18,086,501	$0.15	5.94
At December 31, 2021, the aggregate intrinsic value of outstanding options and exercisable options was $6.6 million and $4.5 million, respectively. The weighted average grant date fair value options granted during the years ended December 31, 2021 and 2020 were $0.13 and $0.10, respectively.
The aggregate intrinsic value of options exercised was $0.1 million and $3,344 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the total unrecognized compensation expense related to unvested stock option awards was $0.5 million, which the Company expects to recognize over a weighted-average period of 3.1 years.
The fair value of options is estimated using the Black-Scholes option pricing model, which takes into account inputs such as the exercise price, the value of the underlying common stock at the grant date, expected term, expected volatility, risk-free interest rate and dividend yield. The fair value of each grant of options was determined using the methods and assumptions discussed below.
•
The expected term of employee options with service-based vesting is determined using the “simplified” method, as prescribed in SEC’s Staff Accounting Bulletin (“SAB”) No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data. The expected term of nonemployee options is equal to the contractual term.
•
The expected volatility is based on historical volatilities of similar entities within the Company’s industry which were commensurate with the expected term assumption as described in SAB No. 107

•
The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected term.

•
The expected dividend yield is 0% because the Company has not historically paid, and does not expect for the foreseeable future to pay, a dividend on its common stock.

•
As the Company’s common stock has not historically been publicly traded, its board of directors periodically estimated the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The fair value of each option was estimated on the date of grant using the weighted average assumptions in the table below:
	December 31,
	2021	2020
Expected volatility	55.76%	57.48%
Risk-free interest rate	1.12%	0.50%
Expected life (in years)	6.61	6.48
Expected dividend yield	0%	0%

13.
Income Taxes

The Company’s geographical breakdown of its income before provision for income taxes is as follows:
	Year Ended December 31,
(in thousands)	2021	2020
Domestic	$(4,826)	$(6,250)
Foreign	163	76
Income (loss) before provision for income taxes	$(4,663)	$(6,174)
The provision for income taxes during the years ended December 31, 2021 and 2020 represents primarily income tax expense for the operations of the Company’s foreign subsidiaries. Due to the Company’s net losses, no other income tax provision or benefit has been recorded.
The reconciliation of the provision computed at the federal statutory rate to the Company’s provision for income taxes was as follows:
	Year Ended December 31,
(in thousands except for percentages)	2021	2020
Tax at federal statutory rate	21.0%	21.0%
State tax, net of federal benefit	6.4%	2.0%
Embedded derivative adjustments	(1.8)%	(8.0)%
Research and development credits	3.0%	1.6%
Mark to market adjustments	(0.9)%	11.2%
PPP loan forgiveness income	8.1%	0.0%
Other	(6.9)%	(0.6)%
Change in valuation allowance	(33.4)%	(27.5)%
	(4.4)%	(0.3)%

During the years ended December 31, 2021 and 2020, the Company recorded total income tax expense of $0.2 million and $23,000, respectively, related to foreign earnings.
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:
	December 31,
(in thousands)	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$17,619	$16,763
Research and development tax credits	1,875	1,615
Stock compensation	221	215
Other timing differences	1,407	974
Gross deferred tax assets	21,122	19,567
Less: valuation allowance	(21,122)	(19,567)
Total deferred tax asset	$—	$—
Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.
The Company could not conclude that it was more likely than not that tax benefits from operating losses would be realized and, accordingly, has provided a full valuation allowance against its deferred tax assets. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1.6 million and $1.7 million during the years ended December 31, 2021 and 2020, respectively due to current year losses and research and development credits generated.
At December 31, 2021, the Company has federal and state net operating loss carryforwards of approximately $124.5 million and $100.8 million, respectively, available to reduce future taxable income which will begin to expire in 2028 for federal and state income tax purposes. Approximately $27.6 million of federal net operating loss included above can be carried forward indefinitely. At December 31, 2020 the Company had federal and state net operating loss carryforwards of approximately $121.0 million and $98.8 million, respectively.
At December 31, 2021, the Company also has federal and California research and development income tax credit carryforwards of $2.2 million and $1.9 million, respectively At December 31, 2020, the Company also has federal and California research and development income tax credit carryforwards of $2.0 million and $1.7 million, respectively. The federal income tax credit carryforwards begin to expire in 2029, while the California income tax credit carry forward indefinitely. The Company also has foreign tax credit carryforwards of $0.2 million for years ended December 31, 2021 and 2020. The foreign tax credit carryforwards begin to expire in 2022.
The Company believes a portion of its net operating loss and research and development carryforwards may be unavailable. Under the provisions of Section 382 of the Internal Revenue Code of 1986, it appears more likely than not that an ownership change occurred in April 2013. As a result, pre-change losses and credits are not available to offset future taxable income. Pre-change federal and state losses of $56.2 million and $53.6 million and federal and state research credits of $0.8 million and $0.6 million, respectively are expected to expire.
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:
	December 31,
(in thousands)	2021	2020
Balance at beginning of year	$694	$606
Additions based on tax positions related to the current year	125	88
Balance at end of year	$819	$694

At December 31, 2021 and 2020, the balance of gross uncertain income tax benefits was $0.8 million and $0.7 million, respectively. For each of the years ended December 31, 2021 and 2020, the balance of gross uncertain tax benefits increased $0.1 million and $0.1 million, respectively, related to research and development income tax credits claimed. All of these unrecognized tax benefits would, if recognized, reduce the Company’s annual effective tax rate. However, the Company currently has a full valuation allowance against its U.S. net deferred tax assets, which would impact the timing of the effective tax rate benefit should any of these uncertain tax positions be favorably settled in the future. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.
In response to the COVID-19 pandemic, the CARES Act was signed into law in March 2020. The CARES Act includes modifications for net operating loss carryovers and carrybacks, limitations of business interest expense for tax, immediate refund of alternative minimum tax (“AMT”) credit carryovers as well as a technical correction to the Tax Cuts and Jobs Act of 2017, for qualified improvement property. The Company received a PPP Loan of $0.9 million during the year ended December 31, 2020. The Company received another PPP Loan of $0.9 million during the year ended December 31, 2021. Both PPP Loans were forgiven during the year ended December 31, 2021.
The Company files income tax returns in the U.S. federal, California and other various state and international jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations, and require significant judgment to apply. Carryover attributes beginning in 2007 remain open to adjustment by the U.S. and state authorities. The US, state, and foreign jurisdictions have statutes of limitations that generally range from three to five years. Due to the Company’s net losses, substantially all of its federal and state income tax returns are subject to examination for federal and state purposes since inception. As of December 31, 2021, there were no ongoing examinations. The Company does not anticipate significant changes to its current uncertain tax positions through December 31, 2022.
The Company recognizes any interest and/or penalties related to income tax matters as a component of income tax expense. As of December 31, 2021, there were no accrued interest and penalties related to uncertain tax positions.
14.
Related Party Transactions

Convertible Promissory Notes and Series C-1 Convertible Preferred Stock
As discussed in Note 9 and Note 11, the 2019 Convertible Notes, Convertible Notes, and Series C-1 convertible preferred stock were issued to certain existing shareholders.
Note Receivable from Related Parties and Related Party Payable
In November 2013, the Company adopted the 2013 Officers and Directors Stock Plan and entered into interest bearing, full recourse promissory notes from its Chief Executive Officer (“CEO”) and former directors in the aggregate principal amount of $0.6 million in exchange for the issuance of 9,327,903 shares of common stock. The promissory notes bear interest at the rate of 1.73% per year, matures in November 2022, and are collateralized by 1,532,480 shares of the Company’s Series B-4 convertible preferred stock.
On December 31, 2020, the Company entered into a Secured Promissory Note Cancellation Agreement to forgive the original amount of the CEO’s promissory note and associated interest totaling of $0.5 million and agreed to make an additional payment of $0.5 million for services rendered. Additionally, 1,249,644 shares of the Company’s Series B-4 held as collateral was released. As a result, the Company recorded charge of $0.9 million in general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2020. At December 31, 2020, the $0.5 million of accrued compensation is presented as a related party payable on the accompanying consolidated balance sheet.
At December 31, 2021 and 2020, the outstanding principal balance on the notes receivable from the former directors was $0.1 million and $0.1 million, respectively. During each of the years ended December 31, 2021 and 2020, the Company recorded interest income of $1,784 and $9,666 from these promissory notes. At December 31, 2021 and 2020, the interest receivable from related parties was $14,665 and $12,680, respectively.

15.
Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 3, 2022, the date at which the consolidated financial statements were available to be issued, and there are no other items requiring disclosure except for the following:
On January 18, 2022, the Company issued a fixed rate senior note in the principal amount of $25.0 million at a fixed interest rate of 5.5% per year. The maturity date is January 1, 2025. Concurrently with this transaction, the Company repaid in full the existing bonds in the amount of $9.3 million.
The Company raised $5.4 million and $16.4 million on May 23, 2022 and June 9, 2022, respectively via an existing shareholder.

Annex A — Merger Agreement

AGREEMENT AND PLAN OF MERGER
by and among
ROTH CH ACQUISITION IV CO.
ROTH IV MERGER SUB INC.,
and
TIGO ENERGY, INC.
dated as of December 5, 2022

A-i

A-ii

A-iii

Page
ARTICLE XI MISCELLANEOUS
Section 11.1. Trust Account Waiver	A-71
Section 11.2. Waiver	A-71
Section 11.3. Notices	A-72
Section 11.4. Assignment	A-72
Section 11.5. Rights of Third Parties	A-72
Section 11.6. Expenses	A-73
Section 11.7. Headings; Counterparts	A-73
Section 11.8. Company and Acquiror Disclosure Letters	A-73
Section 11.9. Entire Agreement	A-73
Section 11.10. Amendments	A-73
Section 11.11. Publicity.	A-73
Section 11.12. Severability	A-74
Section 11.13. Jurisdiction; Waiver of Jury Trial	A-74
Section 11.14. Enforcement	A-74
Section 11.15. Non-Recourse	A-75
Section 11.16. Non-Survival of Representations, Warranties and Covenants	A-75
Section 11.17. Conflicts and Privilege	A-76
Exhibits
Exhibit A Form of Acquiror Restated Charter
Exhibit B Form of Acquiror Restated Bylaws
Exhibit C Form of Sale and Purchase Agreement
Exhibit D Forms of Warrant Consent
Exhibit E Form of Restrictive Covenant Agreement
Exhibit F Form of Lock-Up Agreement
Exhibit G Form of Registration Rights Agreement
Schedules
Schedule 1.1 Sponsors

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of December 5, 2022, is made and entered into by and among Roth CH Acquisition IV Co., a Delaware corporation (“Acquiror”), and Roth IV Merger Sub Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Acquiror (“Merger Sub”), and Tigo Energy, Inc., a Delaware corporation (the “Company”). Capitalized terms used, but not defined, in the recitals below shall have the meaning assigned to such terms in Section 1.1.
RECITALS
WHEREAS, Acquiror is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, Merger Sub is a newly formed, direct, wholly-owned Subsidiary of Acquiror incorporated for the purpose of effecting the Merger;
WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), (x) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation and a wholly-owned Subsidiary of Acquiror (the “Merger”), (y) the Company will change its name to Tigo Energy MergeCo, Inc., and (z) Acquiror will concurrently or shortly thereafter change its name to “Tigo Energy, Inc.”;
WHEREAS, in connection with the transactions contemplated by this Agreement, Acquiror shall adopt, effective as of the Effective Time, (x) subject to obtaining the Acquiror Stockholder Approval, the Second Amended and Restated Certificate of Incorporation (the “Acquiror Restated Charter”) and (y) the Amended and Restated Bylaws (the “Acquiror Restated Bylaws”) (in the forms attached as Exhibit A and Exhibit B hereto, respectively, with such changes as may be agreed in writing by Acquiror and the Company);
WHEREAS, effective immediately prior to the Effective Time, the Sponsors will sell to the Company 1,645,000 Founder Shares and 424,000 Acquiror Private Units (collectively, the “Purchased Equity”) in exchange for the Sponsor Consideration pursuant to that certain Sale and Purchase Agreement (the “Sale and Purchase Agreement”), dated as of the date hereof, by and among the Sponsors and the Company in the form attached as Exhibit C hereto, with such changes as may be agreed in writing by Sponsors and the Company;
WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company and the Sponsors shall enter into that certain unsecured promissory note (the “Note Agreement”) dated as of the date hereof, pursuant to which the Sponsors shall be required to repay Sponsor Advances (defined below) initially funded by the Company in accordance with Section 6.4 in the event of the failure of the consummation of the transactions contemplated hereby (with such changes as may be agreed in writing by Sponsors and the Company);
WHEREAS, simultaneously with the execution and delivery of this Agreement, Acquiror, the Company, Roth Capital Partners, LLC, and Craig-Hallum Capital Group LLC shall enter into that certain letter agreement dated December 5, 2022 by and among (the “BCMA Termination Agreement”), pursuant to which, among other things, the Business Combination Marketing Agreement dated August 5, 2021 by and among Acquiror, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC shall have been terminated, the parties thereto shall have waived any entitlement to any amounts, fees, and expenses in connection with the Business Combination Marketing Agreement, and Acquiror and the Company jointly and severally shall issue up to 300,000 shares of Acquiror Common Stock in accordance with the terms and conditions set forth therein;
WHEREAS, immediately prior to the Effective Time, each share of Company Preferred Stock that is issued and outstanding as of such time will be converted into a number of shares of Company Common Stock in accordance with the Company’s Governing Documents (the “Company Preferred Conversion”);

WHEREAS, within five (5) Business Days following the public announcement of the parties’ entry into this Agreement, each of the holders of the Company Warrants shall have executed and delivered to Acquiror a Warrant Consent, substantially in the form attached as Exhibit D hereto (the “Warrant Consent”);
WHEREAS, immediately prior to the Effective Time, subject to Section 3.3(c), the Company shall use reasonable efforts to effect the exercise of all Company Warrants for Company Capital Stock in accordance with their terms on a cashless exercise basis (the “Company Warrant Exercise”);
WHEREAS, at the Closing, certain employees of the Company shall have entered into Restrictive Covenant Agreements with the Company substantially in the form attached as Exhibit E hereto, with such changes as may be agreed in writing by the applicable employee, the Acquiror and the Company in good faith (the “Restrictive Covenant Agreements”);
WHEREAS, upon the Effective Time and following the Company Warrant Exercise and the Company Preferred Conversion, all shares of the Company Common Stock, will be converted into the right to receive the Aggregate Closing Date Merger Consideration on the terms set forth in this Agreement;
WHEREAS, each of the parties intends that, for United States federal income tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, to which each of Acquiror, Merger Sub and the Company are parties under Section 368(b) of the Code and as a transaction that qualifies under Section 351 of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g);
WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this Agreement by the Company’s stockholders;
WHEREAS, within five (5) Business Days following the public announcement of the parties’ entry into this Agreement, the Requisite Company Stockholders shall have each executed and delivered to Acquiror a Company Holders Support Agreement pursuant to which the Requisite Company Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the stockholders of the Company or pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, the Board of Directors of Acquiror has (i) determined that it is advisable for Acquiror to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Voting Stockholders;
WHEREAS, Acquiror, as sole stockholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;
WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its stockholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents in connection with obtaining the Acquiror Stockholder Approval;
WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsors have executed and delivered to the Company the Sponsor Support Agreement pursuant to which the Sponsors have agreed to, among other things, (i) vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby; (ii) waive certain anti-dilution adjustments; and

(iii) either pay cash or forfeit a number of Acquiror Common Stock then held by such Sponsors in respect of any Excess Expense Amount (defined below);
WHEREAS, immediately prior to the Effective Time, the Company shall have purchased the Purchased Equity on the terms and subject to the conditions set forth in this Agreement and the Sale and Purchase Agreement;
WHEREAS, at the Closing, all stockholders of the Company shall have entered into a Lock-Up Agreement (the “Lock-Up Agreement”) in the form attached hereto as Exhibit F (with such changes as may be agreed in writing by Acquiror and the Company); and
WHEREAS, at the Closing, Acquiror, each holder of the Founder Shares, and certain stockholders of the Company holding more than five percent (5%) of the Aggregate Fully Diluted Company Common Shares and certain stockholders of Acquiror, shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit G.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1.   Definitions.   As used herein, the following terms shall have the following meanings:
“$” means lawful money of the United States.
“Acquiror” has the meaning specified in the Preamble hereto.
“Acquiror Audited Financial Statements” has the meaning specified in Section 5.6(d).
“Acquiror Board” means the board of directors or such other similar governing body of Acquiror.
“Acquiror Board Recommendation” has the meaning specified in Section 8.2(b).
“Acquiror Closing Statement” has the meaning specified in Section 2.4(a).
“Acquiror Common Stock” means common stock, $0.0001 par value per share, of Acquiror.
“Acquiror Cure Period” has the meaning specified in Section 10.1(f).
“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.
“Acquiror Extension Approval” means the approval of the Extension Proposal in accordance with applicable Law, Nasdaq rules and Acquiror’s Governing Documents pursuant to Section 7.10.
“Acquiror Extension Expenses” means the aggregate amount up to a maximum of $500,000.00 of reasonable and documented out-of-pocket fees and expenses of Acquiror incurred or committed to be incurred pursuant to or in furtherance of Section 7.10, including with respect to the Extension Proposal, the Extension Proxy Statement, the Extension Meeting, as the case may be.
“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).
“Acquiror Fundamental Representations” means the representations and warranties made pursuant to (i) the first and second sentences of Section 5.1 (Acquiror and Merger Sub Organization), (ii) Section 5.2 (Due Authorization), (iii) Section 5.12 (Capitalization of Acquiror), and (iv) Section 5.13 (Brokers’ Fees).
“Acquiror Material Adverse Effect” means any Event that, individually or when aggregated with other Events, (i) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition, results of operations or listing status of Acquiror or (ii) is reasonably likely to prevent or materially delay or materially impede the ability of Acquiror to consummate the transactions contemplated by this Agreement and the other transactions contemplated by the other Ancillary Agreements; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Acquiror Material Adverse Effect”: (a) any change or proposed change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of the Company (it being understood that this clause (c) shall be disregarded for purposes of the representation and warranty set forth in Section 5.3 and the condition to Closing with respect thereto), (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, (g) any matter set forth on the Acquiror Disclosure Letter, but only to the extent disclosed on the Acquiror Disclosure Letter and not taking into account any events after the date of this Agreement, or (h) any action taken by, or at the request of, the Company; provided, further, that any Event referred to in clauses (a), (b), (d), or (e) above may be taken into account in determining if an Acquiror Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Acquiror relative to similarly situated companies in the industry in which the Acquiror conducts its operations, but only to the extent of the incremental disproportionate effect on the Acquiror relative to similarly situated companies in the industry in which the Acquiror conducts its operations.
“Acquiror Private Units” the units issued in a private placement simultaneously with the closing of the Acquiror’s initial public offering consisting of one (1) share of Acquiror Common Stock and one-half (1/2) of one (1) Acquiror Private Warrant.
“Acquiror Private Warrants” means a warrant entitling the holder to purchase one share of Acquiror Common Stock at an exercise price of $11.50 per share that was included in the Acquiror Private Units.
“Acquiror Public Unit” means the units issued in Acquiror’s initial public offering or the overallotment consisting of one (1) share of Acquiror Common Stock and one-half (1/2) of one (1) Acquiror Public Warrant.
“Acquiror Public Warrants” means a warrant entitling the holder to purchase one share of Acquiror Common Stock at an exercise of $11.50 per share that was included in the units sold as part of the Acquiror’s initial public offering.
“Acquiror Replacement Option” has the meaning specified in Section 3.3(a).
“Acquiror Replacement Warrant” has the meaning specified in Section 3.3(c).
“Acquiror Restated Bylaws” has the meaning specified in the Recitals hereto.
“Acquiror Restated Charter” has the meaning specified in the Recitals hereto.
“Acquiror SEC Filings” has the meaning specified in Section 5.5.
“Acquiror Securities” means the Acquiror Common Stock, Acquiror Warrants, and Acquiror Private Units.
“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Common Stock to redeem all or a portion of the shares of Acquiror Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals or in connection with Acquiror seeking an “Extension” in accordance with Acquiror’s Governing Documents.
“Acquiror Stockholder Approval” means the approval, as determined in accordance with the Acquiror’s Governing Documents, the DGCL and the rules of the Nasdaq, as applicable, of (i) the Transaction Proposal identified in clause (A) of Section 8.2(b) by the affirmative vote of the holders of at least a majority of the outstanding shares of Acquiror Common Stock entitled to vote thereon, voting as a single class (ii) those Transaction Proposals identified in clauses (B), (C), (D), (F), (G) and, if necessary, (H), of Section 8.2(b), in each case, by an affirmative vote of holders of at least a majority of the votes cast by holders of shares of Acquiror Common Stock, voting as a single class, whether present in person (or virtually) or represented by proxy and entitled to vote thereon, in each case, at the Acquiror Stockholders’ Meeting, and (iii) the Transaction Proposal identified in clause (E) of Section 8.2(b) by a plurality of the votes cast by holders of shares Acquiror Common Stock present in person (or virtually) or represented by proxy at the Acquiror Stockholders’ Meeting and entitled to vote thereon. The vote at the Acquiror Stockholders’ Meeting on any other matter than those described in the first sentence of this definition, including a vote on any separate or unbundled advisory proposals, shall not affect whether the Acquiror Stockholder Approval shall have been obtained.
“Acquiror Stockholders” means the stockholders of Acquiror as of immediately prior to the Effective Time.
“Acquiror Stockholders’ Meeting” has the meaning specified in Section 8.2(b).
“Acquiror Transaction Expenses” means the out-of-pocket fees and expenses of Acquiror (including as a result of or in connection with its initial public offering, its operations, other prospective or past Business Combinations, or the negotiation, documentation and consummation of the transactions contemplated hereby or by the express terms of this Agreement, in each case that are payable at or prior to the Closing but excluding Acquiror Extension Expenses), including (a) all fees, costs, expenses, brokerage fees, commissions (including deferred underwriting commissions), finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers of Acquiror, (b) fifty percent (50%) of the filing fees paid to the Antitrust Authorities pursuant to making the HSR Filing under Section 8.1, (c) obtaining approval of the Nasdaq under Section 7.3 and obtaining the Acquiror Stockholder Approval, (d) obligations of Acquiror under any Working Capital Loans, (e) one hundred percent (100%) of the fees, costs, expenses and premiums related to the Acquiror’s insurance policies described in Section 7.7(b), (f) any deferred underwriting commissions and other fees and expenses relating to Acquiror’s initial public offering, and (g) Transfer Taxes constituting Acquiror Transaction Expenses under Section 8.4(a), but excluding any Company Transaction Expenses; provided, that the aggregate amount of all Acquiror Transaction Expenses shall be subject to the proviso in Section 2.4(a).
“Acquiror Transaction Expenses Cap” has the meaning specified in Section 2.4(a).
“Acquiror Unaudited Financial Statements” has the meaning specified in Section 5.6(d).
“Acquiror Voting Stockholders” means the stockholders of Acquiror as of the record date for the Acquiror Stockholders’ Meeting.
“Acquiror Units” means the Acquiror Public Units and the Acquiror Private Units.
“Acquiror Warrants” means the Acquiror Public Warrants and the Acquiror Private Warrants.
“Acquisition Proposal” means, (i) with respect to the Company and its Subsidiaries, (other than (x) the transactions contemplated hereby, (y) the acquisition or disposition of inventory, equipment or other tangible personal property in the ordinary course of business or (z) the issuance of any class, series, convertible notes or other Equity Interests of Company pursuant to any Capital Raising Transaction) any (a) other issuance, sale or transfer to or investment by a party other than Acquiror in any newly issued or currently outstanding equity interest in the Company (other than equity awards granted to Company employees, or the issuance of Company equity securities upon exercise of equity awards by employees in the ordinary course of business consistent with past practice or warrants currently outstanding, or the transfer or exercise of any outstanding call option rights, or convertible notes), (b) sale or transfer of all or substantially all of the assets of the Company or its subsidiaries to a party other than Acquiror, (c) merger or business combination between the Company or any of its Subsidiaries, on the one hand, and a party other than the Company or one of its Affiliates, on the other hand, or (d) any public offering of the equity securities of the Company or any of its Subsidiaries, and (ii) with respect to the Acquiror any “initial business combination” (as such term is described in the IPO Prospectus with any third party (other than with the Company or its Affiliates)).
“Action” means any claim, action, suit, audit, litigation, complaint, assessment, investigation, examination, arbitration, mediation, hearing, audit, investigation or any proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), commenced, brought, conducted or heard by or before, any court, arbitrator, mediator or other Governmental Authority.
“Actual Capital Raised Amount” means the aggregate amount of (a) cash in the Trust Account subject to legal, valid and binding non-redemption agreements between Acquiror and any holders of Acquiror Common Stock, pursuant to which such holders of Acquiror Common Stock irrevocably and unconditionally agree not to redeem or exercise any right to redeem any shares of Acquiror Common Stock as part of the Acquiror Share Redemptions or otherwise (including any cash in the Trust Account subject to legal, valid and binding forward purchase agreement(s) with a(n) investor(s) for the non-redemption of Acquiror Common Stock), plus (b) the Capital Raise Amount, solely to the extent such aggregate amount is actually received by the Company or subject to legal, valid and binding commitments by the other party to fund or close on or prior to the Closing.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of (i) shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time including after giving effect to the Company Preferred Conversion, including, for the avoidance of doubt, any dividend payable thereby, and in connection with any Capital Raising Transaction, plus (ii) shares (on an as-converted basis) of Company Common Stock and Company Preferred Stock issuable upon the exercise of Company Options and the Company Warrants, in each case, that are outstanding immediately prior to the Effective Time and as determined on a cashless exercise basis.
“Aggregate Closing Date Merger Consideration” means a number of Acquiror Common Stock equal to the quotient obtained by dividing (i) the Closing Date Purchase Price by (ii) $10.00.
“Agreement” has the meaning specified in the Preamble hereto.
“Agreement End Date” has the meaning specified in Section 10.1(e).
“Ancillary Agreements” has the meaning specified in Section 11.9.
“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission.
“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.
“Anti-Corruption Laws” means, as applicable, (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation implementing the OECD Convention on Combating

Bribery of Foreign Public Officials in International Business Transactions and (v) any other applicable anti-corruption/anti-bribery laws.
“Base Purchase Price” means $600,000,000.00.
“BCMA Termination Agreement” has the meaning specified in the Recitals.
“Business Combination” has the meaning specified in Section 5, paragraph SIXTH of Acquiror’s Amended and Restated Certificate of Incorporation of the Acquiror dated August 5, 2021 as in effect on the date hereof.
“Business Combination Proposal” means any “initial business combination” (as such term is described in the IPO Prospectus with any third party (other than with the Company or its Affiliates)).
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
“Business Systems” means all software, firmware, middleware, equipment, workstations, routers, hubs, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any software and systems provided via the cloud or “as a service,” websites and Internet-related information technology infrastructure, wide area network and other data communications or information technology equipment, owned or leased by, licensed to, or used in the conduct of the business of the Company or any of its Subsidiaries.
“Capital Raise Amount” means the aggregate amount of capital raised or committed to be raised by the Company through any Capital Raising Transaction.
“Capital Raise End Date” has the meaning specified in Section 10.1(e).
“Capital Raising Transaction” means any offer, sale or other issuance of Equity Interests or notes or other debt instruments exercisable for or convertible into Company Capital Stock or other equity interests of the Company (including, without limitation, any shares of capital stock, securities convertible in to or exchangeable for shares of capital stock, or warrants, options or other rights for the purchase or acquisition of such shares, and other ownership or profit interests (including, without limitation, partnership, member or trust interest therein), whether voting or non-voting, and convertible notes or similar convertible or exercisable debt instruments) of the Company and/or any of its Subsidiaries for cash occurring at any time, whether in a single transaction or a series of transaction, during the period commencing on or after the date of this Agreement and ending at or prior to the Closing or an agreement to so offer, sell, or issue; provided that, with respect to any such convertible notes or similar convertible or exercisable debt instruments contemplated herein, the aggregate amount of capital raised or deemed to be raised shall increase, decrease, or otherwise adjust the Base Purchase Price in accordance with the definition of “Closing Date Purchase Price” to the extent exercised for or converted into Company Capital Stock or other equity interests in the Company on or prior to the Closing Date.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Authority).
“Closing” has the meaning specified in Section 2.3(a).
“Closing Date” has the meaning specified in Section 2.3(a).

“Closing Date Purchase Price” means the Base Purchase Price, which shall be subject to upward or downward adjustment solely as follows:
(a)   In the event the Company raises or obtains a commitment to raise capital in any Capital Raising Transaction based on a pre-money valuation at or exceeding the Targeted Pre-Money Valuation, the Base Purchase Price shall be increased by the corresponding Capital Raise Amount on a dollar for dollar basis;
(b)   In the event the Company raises or obtains a commitment to raise capital in any Capital Raising Transaction based on a pre-money valuation below the Targeted Pre-Money Valuation, the Base Purchase Price shall be decreased by an amount equal to the difference between the Targeted Pre-Money Valuation and the actual pre-money valuation of such Capital Raising Transaction on a dollar for dollar basis;
For the avoidance of doubt, in the event the Company fails to raise or obtain a commitment to raise capital in any Capital Raising Transaction during the Interim Period, there shall be no adjustments or re-adjustments to the Base Purchase Price or related penalties or deductions of any kind whatsoever and the Closing Date Purchase Price shall otherwise not be subject to any adjustment based on Company Transaction Expenses, net debt or working capital of the Company and its Subsidiaries as of the date of this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Certificates” has the meaning specified in Section 3.2(a).
“Company Closing Statement” has the meaning specified in Section 2.4(b).
“Company” has the meaning specified in the Preamble hereto.
“Company Benefit Plan” has the meaning specified in Section 4.13(a).
“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.
“Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.
“Company Cure Period” has the meaning specified in Section 10.1(e).
“Company Data” means all confidential data, information, and data compilations contained in the IT Systems or any databases of the Company or any of its Subsidiaries, including Personal Data, that are used by, or necessary to the business of, the Company or any of its Subsidiaries.
“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.
“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).
“Company Group” has the meaning specified in Section 11.17(b).
“Company Holders Support Agreement” means that certain Support Agreement, dated on a date that is no later than five (5) Business Days following the public announcement of the parties’ entry into this Agreement, by and among each of the Requisite Company Stockholders, Acquiror and the Company, as amended or modified from time to time.
“Company Incentive Plans” means, collectively, the Tigo Energy, Inc. 2008 Stock Plan, the Tigo Energy, Inc. 2018 Stock Plan, and the 2013 Officers and Directors Plan, as amended from time to time, and each, individually, a “Company Incentive Plan”.
“Company Indemnified Parties” has the meaning specified in Section 7.7(a).

“Company Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, or (ii) is reasonably likely to prevent or materially delay or materially impede the ability of the Company or its Subsidiaries to consummate the transactions contemplated by this Agreement and the other transactions contemplated by the other Ancillary Agreements; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change or proposed change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the compliance with the terms of this Agreement or the taking of any action required or contemplated by this Agreement or with the prior written consent of Acquiror (it being understood that this clause (c) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company or any of its Subsidiaries to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (i) any matter set forth on the Company Disclosure Letter, but only to the extent disclosed on the Company Disclosure Letter and not taking into account any events after the date of this Agreement, or (j) any action taken by, or at the request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.
“Company Option” means an option to purchase shares of Company Common Stock granted under a Company Incentive Plan.
“Company Patents” means the Patents included in the Company Registered Intellectual Property.
“Company Preferred Conversion” has the meaning specified in the Recitals hereto.
“Company Preferred Stock” has the meaning specified in Section 4.6(a).
“Company Privacy Policies” mean any (a) published internal or external past or present data protection, data usage, privacy and security policies of the Company or any of its Subsidiaries, and (b) written public statements relating to privacy, security, or the Processing of Personal Data.
“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).
“Company Series ABC Preferred Stock” has the meaning specified in Section 4.6(a).
“Company Series D Preferred Stock” has the meaning specified in Section 4.6(a).

“Company Series E Preferred Stock” has the meaning specified in Section 4.6(a).
“Company Software” has the meaning specified in Section 4.21(h).
“Company Stockholder Approvals” means the approval of this Agreement and the transactions contemplated hereby, including the Merger and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Capital Stock voting as a single class and on an as-converted basis, (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Series ABC Preferred Stock, voting as a single class and on an as-converted basis and (iii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Series D Preferred Stock, voting as a separate class, and (iv) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Series E Preferred Stock, voting as a separate single series in each case, pursuant to the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.
“Company Termination Fee” has the meaning specified in Section 10.2.
“Company Transaction Expenses” means the following out-of-pocket fees and expenses of the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) change-in-control payments, transaction bonuses, retention or incentive payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment occurring after the Closing) and the employer portion of any employment, social security or similar taxes due with respect to such amounts, (iii) fifty percent (50%) of the filing fees paid to the Antitrust Authorities pursuant to the making the HSR Filing under Section 8.1 and one hundred percent (100%) of all filing fees payable to the SEC in connection with the filing of the Registration Statement under Section 8.2, (iv) Transfer Taxes constituting Company Transaction Expenses under Section 8.4(a), and (v) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby.
“Company Warrant Exercise” has the meaning specified in the Recitals hereto.
“Company Warrants” means the warrants of the Company to purchase Company Capital Stock.
“Confidentiality Agreement” has the meaning specified in Section 11.9.
“Constituent Corporations” has the meaning specified in Section 2.1(a).
“Contracts” means any legally binding contracts, agreements, arrangements, subcontracts, leases, license agreements, and purchase orders.
“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law), or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“Copyrights” means copyrights and all other corresponding rights with respect to works of authorship, and all copyright registrations thereof and applications therefor and renewals, extensions and reversions thereof.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, the Families First Act and the American Rescue Plan Act of 2021.
“D&O Indemnified Parties” has the meaning specified in Section 7.7(a).
“Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of or at the direction of the Company or any of its Subsidiaries.
“Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security (including debt securities) convertible or exercisable for or exchangeable into any capital stock or other equity interest in, such Person.
“DGCL” has the meaning specified in the Recitals hereto.
“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.
“Dissenting Shares” has the meaning specified in Section 3.5.
“DLA” has the meaning specified in Section 11.17(a).
“Domain Names” means internet domain names and numbers and uniform resource locators, including applications and registrations thereof.
“Effective Time” has the meaning specified in Section 2.3(b).
“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or human health and safety (with respect to exposure to Hazardous Materials), or the use, handling, generation, manufacture, processing, distribution, treatment, storage, transportation, labeling, recycling, remediation, cleanup, emission, disposal or release of, or exposure to, Hazardous Materials.
“Equity Interests” shall mean with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.
“ERISA” has the meaning specified in Section 4.13(a).
“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code at any relevant time.
“Event” means any event, state of facts, circumstance, occurrence or effect.

“Excess Expense Amount” has the meaning specified in Section 2.4(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Aggregate Closing Date Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Common Shares.
“Extension Meeting” has the meaning specified in Section 7.10.
“Extension Proposal” has the meaning specified in Section 7.10.
“Extension Proxy Statement” has the meaning specified in Section 7.10.
“Ex-Im Laws” means all applicable Laws relating to the import, export, re-export, transfer, release, shipment, transmission or any other cross-border, international or foreign provision of goods, technology, software or services, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.
“Financial Statements” has the meaning specified in Section 4.8(a).
“Founder Shares” means Acquiror Common Stock held by the Sponsor Group.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.
“Government Closure” has the meaning specified in Section 8.1(a).
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, taxing authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.
“Governmental Authorization” has the meaning specified in Section 4.5.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, agreement, or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any material, substance, chemical, or waste that is listed, regulated or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) or otherwise regulated or for which liability or standards of care may be imposed, under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, urea formaldehyde foam insulation, lead, flammable or explosive substances, or pesticides.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“HSR Filing” has the meaning specified in Section 8.1(a).
“Incentive Equity Plan” has the meaning specified in Section 7.1(a).
“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, including accrued interest, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal and interest components of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (g) any obligations to pay the deferred purchase price for any services, except trade accounts payable in the ordinary course of business, and (h) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (g), and (i) all Indebtedness of another Person referred to in clauses (a) through (h) above guaranteed directly or indirectly, jointly or severally.
“Information Security Program” means an information security program that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data.
“Intellectual Property” means any and all intellectual property rights in any jurisdiction, including rights in or to the following: (i) patents, patent applications, invention disclosures, and the related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress, trade names, slogans, and any pending applications therefor, and internet domain names, together with the goodwill symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, and any applications for registration of copyright, including such corresponding rights in software and other works of authorship; (iv) rights in software (including both object code and source code); and (v) know-how and other trade secrets and confidential information, including ideas, formulas, compositions and inventions (whether or not patentable or reduced to practice).
“Intended Tax Treatment” has the meaning specified in Section 2.8.
“Interim Period” has the meaning specified in Section 6.1.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO Prospectus” has the meaning specified in Section 11.1.
“IRS” means Internal Revenue Service.
“IT Systems” mean the hardware, software, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and Internet-related information technology infrastructure, wide area network and other data communications or information technology equipment, owned or leased by, licensed to, or used to Process Company Data in the conduct of the business of the Company or any of its Subsidiaries.
“JOBS Act” has the meaning specified in Section 5.6(a).
“Law” means any statute, law, including common law, ordinance, rule, regulation, code, directive, or Governmental Order, in each case, of any Governmental Authority.
“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.
“Licensed Company Intellectual Property” means any Intellectual Property that is owned by a third Person and is licensed to the Company or its Subsidiaries by such Person (or subject to a permission, co-existence agreement, release, waiver or nonexclusive covenant not to sue or other immunity from suit granted in favor of the Company or its Subsidiaries by such Person) that is or has been used, held for use or practiced by the Company or its Subsidiaries.
“Licenses” has the meaning specified in Section 4.18.

“Lien” means all liens, licenses, mortgages, deeds of trust, pledges, hypothecations, security interests, adverse claim or other liens of any kind whether consensual, statutory or otherwise.
“Listing Application” has the meaning specified in Section 7.3.
“Lock-Up Agreement” has the meaning specified in the Recitals hereto.
“Malicious Code” means any malware, viruses, malicious code, “worms,” “Trojan horses,” “back doors,” or other vulnerabilities, or unauthorized tools or scripts that could reasonably be expected to materially adversely impact the confidentiality, integrity or availability of any IT Systems.
“Merger” has the meaning specified in the Recitals hereto.
“Merger Certificate” has the meaning specified in Section 2.1(a).
“Merger Sub” has the meaning specified in the Preamble hereto.
“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.
“Modification in Recommendation” has the meaning specified in Section 8.2(b).
“Multiemployer Plan” has the meaning specified in Section 4.13(c).
“Nasdaq” has the meaning specified in Section 5.6(c).
“Note Agreement” has the meaning specified in the Recitals hereto.
“Offer Documents” has the meaning specified in Section 8.2(a)(i).
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License. “Open Source Licenses” shall include Copyleft Licenses.
“Open Source Materials” means any software subject to an Open Source License.
“Owned Company Intellectual Property” means any Intellectual Property that is owned by the Company or its Subsidiaries.
“Patents” means any domestic or foreign patents and applications, drafts and disclosures relating thereto (and any patents that issue as a result of such applications, drafts and disclosures) and any reissues, divisions, divisionals, continuations, continuations-in-part, provisionals, renewals, extensions, substitutions, reexaminations or invention registrations related to such patents and applications.
“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.
“PCAOB Audited Financial Statements” has the meaning specified in Section 4.8(a).
“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet delinquent or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted or set forth under a Real Property Lease, and (C) any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (x) Securities Liens.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household or “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements.
“Policies” has the meaning specified in Section 4.17.
“Privacy Requirements” means any and all Laws, industry requirements, and Contracts relating to the protection or Processing of Personal Data that are applicable to the Company and its Subsidiaries, including, but not limited to: (a) the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act (“TCPA”), 47 U.S.C. § 227, et seq.; the Fair Credit Reporting Act, 15 U.S.C. § 1681, et seq.; the Electronic Communications Privacy Act, 18 U.S.C. §§ 2510-22; the Stored Communications Act, 18 U.S.C. §§ 2701-12, et seq.; the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq.; the California Customer Records Act, Cal. Civ. Code §§ 1798.80 to 84; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq.; the New York Department of Financial Services Cybersecurity Regulation, 23 N.Y.C.R.R. § 500, et seq.; the South Carolina Privacy of Consumer Financial and Health Information Regulation, South Carolina Code § 69-58, et seq.; Massachusetts Gen. Law Ch. 93H, 201 C.M.R. § 17.00, et seq.; Nev. Rev. Stat. 603A, et seq.; Cal. Civ. Code § 1798.82, et seq.; N.Y. Gen. Bus. Law § 899-aa, et seq.; N.Y. Gen. Bus. Law § 899-bb, et seq.; 11 N.Y.C.R.R. § 420, et seq.; 11 N.Y.C.R.R. § 421, et seq.; the Illinois Biometric Information Privacy Act, 740 I.L.C.S. § 14, et seq.; the Privacy and Electronic Communications (2002/58/EC); the General Data Protection Regulation (2016/679)(“GDPR”); the GDPR as transposed into United Kingdom national law by operation of section 3 of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, together with the Data Protection Act 2018; U.S. state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U.S.C. § 45, et seq.; and all other Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, social security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions including, but not limited to, the United Kingdom, Australia, Israel, Vietnam, Italy, and the Philippines; (b) each Contract relating to the Processing of Personal Data applicable to the Company and its Subsidiaries; and (c) each applicable rule, code of conduct, or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard (“PCI-DSS”).
“Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing (as defined by Privacy Requirements) of Company Data or IT Systems.
“Prospectus” has the meaning specified in Section 8.2(a)(i).
“Proxy Statement” has the meaning specified in Section 8.2(a)(i).
“Purchased Equity” has the meaning specified in the Recitals hereto.

“Q1 Financial Statements” has the meaning specified in Section 4.8(a)
“Q1’23 Financial Statements” has the meaning specified in Section 6.3(a).
“Q2 Financial Statements” has the meaning specified in Section 4.8(a).
“Q3 Financial Statements” has the meaning specified in Section 6.3(a).
“Q4 Financial Statements” has the meaning specified in Section 6.3(a).
“Real Property Leases” has the meaning specified in Section 4.20(a)(ii).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.
“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).
“Requisite Company Stockholders” means each of the holders of Company Capital Stock set forth on Section 8.2(c) of the Company Disclosure Letter.
“Restrictive Covenant Agreements” has the meaning specified in the Recitals hereto.
“Sanctioned Person” means at any time any person who is (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, a resident in, located in, or organized under the laws of a country or territory that is the subject of comprehensively restricted Sanctions (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea, and so-called Donetsk’s People’s Republic and Luhansk People’s Republic regions of Ukraine) or (iii) fifty percent (50%) or more owned or controlled by any of the foregoing.
“Sanctions” means those applicable, economic and financial sanctions Laws, regulations, embargoes and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Department’s Office of Foreign Assets Control), (ii) the European Union and its member states, (iii) the United Nations, (iv) His Majesty’s Treasury or (v) any other similar governmental authority with jurisdiction over the Company or any Company Subsidiary.
“Security Incident” means any material unauthorized Processing of Company Data, any material unauthorized access to the Company’s IT Systems, any incident that requires notification to any Person, Governmental Authority, or any other entity under Privacy Requirements or other similar terms as defined by Privacy Requirements.
“Sale and Purchase Agreement” has the meaning specified in the Recitals hereto.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Liens” means Liens arising out of, under or in connection with (a) applicable federal, state and local securities Laws and (b) restrictions on transfer, hypothecation or similar actions contained in any Governing Documents.
“Sponsor Advances” has the meaning specified in Section 6.4.
“Sponsors” means those Persons listed on Schedule 1.1.
“Sponsor Group” has the meaning specified in Section 11.17(a).
“Sponsor Consideration” means an amount equal to $2,300,000.00 payable by the Company to Sponsors by wire transfer of immediately available funds to an account or accounts designated in writing by the Sponsors, pursuant to the Sale and Purchase Agreement.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsors, Acquiror and the Company, as amended or modified from time to time.
“Standards Organizations” has the meaning specified in Section 4.21(f).
“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person. For the purpose of this Agreement, Tigo Energy Equipment Trading (Suzhou) Co., Ltd. shall be deemed to be a Subsidiary of the Company Group.
“Surviving Corporation” has the meaning specified in Section 2.1(b).
“Targeted Pre-Money Valuation” means $500,000,000.
“Tax” and “Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, net worth, employment, excise, tariffs, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.
“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.
“Terminating Acquiror Breach” has the meaning specified in Section 10.1(f).
“Terminating Company Breach” has the meaning specified in Section 10.1(e).
“Title IV Plan” has the meaning specified in Section 4.13(c).
“Trade Secrets” means confidential and proprietary information, whether oral or written, including ideas, designs, concepts, compositions, compilations of information, formulas, patterns, program, device, methods, methodologies, techniques, procedures, processes and other know-how, whether or not patentable, including all writings, memoranda, copies, reports, papers, surveys, analyses, drawings, letters, computer printouts, computer programs, computer applications, tools, specifications, business methods, business processes, business techniques, business plans, data (including customer data and technical data), graphs, charts, sound recordings and pictorial reproductions.
“Trademarks” means unregistered and registered trademarks and service marks, trademark and service mark applications, common law trademarks and service marks, trade dress and logos, trade names, business names, corporate names, product names and other source or business identifiers and the goodwill associated with any of the foregoing and any renewals and extensions of any of the foregoing.
“Transaction Proposals” has the meaning specified in Section 8.2(b).
“Transfer Agent” has the meaning specified in Section 3.2(a).
“Transfer Taxes” has the meaning specified in Section 8.4.
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.
“Trust Account” has the meaning specified in Section 11.1.
“Trust Agreement” has the meaning specified in Section 5.8(a).
“Trustee” has the meaning specified in Section 5.8(a).

“Underwriters” means, collectively, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC.
“Unpaid Transaction Expenses” has the meaning specified in Section 2.5(c).
“Updated Interim Financial Statements” has the meaning specified in Section 6.3(a).
“W&C” has the meaning specified in Section 11.17(b).
“Warrant Agreement” means the Warrant Agreement, dated as of August 5, 2021, between Acquiror and Continental Stock Transfer & Trust Company.
“Warrant Consent” has the meaning specified in the Recitals.
“Working Capital Loans” means any loan made by any of the Sponsors, an Affiliate of the Sponsors, or any of Acquiror’s officers or directors to Acquiror in order to finance transaction costs in connection with a Business Combination and/or ordinary course working capital needs of Acquiror that occur after the date of this Agreement.
“Written Consent” has the meaning specified in Section 8.2(c).
Section 1.2.   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article”, “Section” or “Exhibit” refer to the specified Article, Section or Exhibit of this Agreement; (v) the word “including” shall mean “including, without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.
(b)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(d)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(e)   The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to (i) Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, or (ii) any certificate required to be delivered on behalf of thereof prior to or at the Closing pursuant to the terms of this Agreement, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment. The term “actual fraud” shall not include any fraud claims based on constructive knowledge, negligent misrepresentation, recklessness or any similar theory.
Section 1.3.   Knowledge.   As used herein, (i) the phrase “to the knowledge” of the Company shall mean the actual knowledge (as opposed to imputed or constructive knowledge) of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the actual knowledge (as opposed to imputed or constructive knowledge) of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case with respect to both clauses (i) and (ii), as such respective individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II
THE MERGER; CLOSING
Section 2.1.   The Merger.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.
(b)   Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly-owned Subsidiary of Acquiror.
Section 2.2.   Effects of the Merger.   At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter assume and possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall assume and become subject to all the restrictions, disabilities, obligations and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; all of the foregoing in accordance with the applicable provisions of the DGCL.
Section 2.3.   Closing; Effective Time.
(a)   In accordance with the terms and subject to the conditions of this Agreement, the occurrence of the Merger at the Effective Time and the closing of the rest of the transactions contemplated hereby that are to occur on the same date as the Effective Time (the “Closing”) shall take place remotely by the mutual exchange of electronic signatures by the means provided in Section 11.3 at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.
(b)   Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in each of the Merger Certificate (the “Effective Time”).
Section 2.4.   Pre-Closing Deliverables.
(a)   Not less than two (2) Business Days prior to the Closing Date, Acquiror shall prepare and deliver to the Company a statement setting forth Acquiror’s good faith determination of the (i) aggregate amount paid or payable in connection with all Acquiror Share Redemptions (and total cash proceeds from the Trust Account remaining following the Acquiror Share Redemptions), (ii) Acquiror Transaction Expenses and the Acquiror Extension Expenses as of the Closing Date (in each case, in reasonable detail and with reasonable supporting documentation to enable a review of such statement by the Company), including the respective amounts and wire transfer instructions for the payment of all

Acquiror Transaction Expenses and Acquiror Extension Expenses, together with corresponding invoices therefor and applicable tax forms of the relevant payees (e.g., IRS Form W-9 or W-8) (the “Acquiror Closing Statement”); provided, that, notwithstanding anything to the contrary in this Agreement, if the aggregate amount of Acquiror Transaction Expenses exceeds $5,000,000 (the “Acquiror Transaction Expenses Cap” and such excess, the “Excess Expense Amount”), the Sponsors shall, pursuant to the Sponsor Support Agreement and at the election of Sponsors, either (1) pay to Acquiror at Closing an amount in cash equal to the Excess Expense Amount or (2) forfeit a number of shares of Acquiror Common Stock held by Sponsors immediately following the Closing equal to the quotient obtained by dividing the Excess Expense Amount by $10.00.
(b)   Not less than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Acquiror:
(i)   a statement setting forth the Company’s good faith determination of Company Transaction Expenses as of the Closing Date (in reasonable detail and with reasonable supporting documentation to enable a review of such statement by Acquiror), including the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices therefor (the “Company Closing Statement”); and
(ii)   a certificate signed by an officer of the Company, dated as of the date of such certification (which shall be no more than five (5) Business Days before the Closing Date), certifying that to the knowledge and belief of such officer, attached thereto in writing is (A) a statement setting forth the Company’s calculations of (1) the Aggregate Fully Diluted Company Common Shares (including the calculation of each component thereof together with reasonable supporting detail and documentation), (2) the Closing Date Purchase Price (including the calculation of each component thereof together with reasonable supporting detail and documentation), (3) the Aggregate Closing Date Merger Consideration (including the calculation of each component thereof together with reasonable supporting detail and documentation), (4) the Exchange Ratio (including the calculation of each component thereof together with reasonable supporting detail and documentation), (5) the number of Acquiror Common Stock that each applicable holder is entitled to receive pursuant to Section 3.1(a), (c) and (d) (including the calculation of each component thereof together with reasonable supporting detail and documentation), (B) a good faith estimate by the Company of the consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Effective Time and (C) that all such calculations and amounts have been prepared in good faith using the latest available financial information of the Company and its Subsidiaries (collectively, the “Closing Certificate”). Acquiror shall be entitled to review and make reasonable comments on the calculations and amounts set forth in the Closing Certificate so delivered by the Company pursuant to this Section 2.4(b)(ii). The Company will cooperate with Acquiror in the review of the Closing Certificate, including providing Acquiror and its representatives with reasonable access to the relevant books, records and finance employees of the Company. The Company will cooperate reasonably with Acquiror to revise the Closing Certificate if necessary to reflect Acquiror’s reasonable comments. If the Closing Certificate is so revised, such revised Closing Certificate, or if Acquiror had no such comments, then the initial Closing Certificate shall be deemed to be the final “Closing Statement,” in each case as approved in writing by Acquiror (which approval shall not be unreasonably withheld, conditioned or delayed).
Section 2.5.   Closing Deliverables.
(a)   At the Closing, the Company will deliver or cause to be delivered:
(i)   to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;
(ii)   to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.7), effective as of the Effective Time;

(iii)   to Acquiror, the Registration Rights Agreement, duly executed by those certain stockholders of the Company holding more than five percent (5%) of the Aggregate Fully Diluted Company Common Shares;
(iv)   to Acquiror, a certificate signed by an officer of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); and
(v)   to Sponsors, the Sponsor Consideration.
(b)   At the Closing, Acquiror will deliver or cause to be delivered:
(i)   to the Transfer Agent, for further distribution to the record holders of shares of Company Capital Stock, Company Options, and Company Warrants entitled to receive a portion of the Aggregate Closing Date Merger Consideration (other than Dissenting Shares), the Aggregate Closing Date Merger Consideration in book-entry form;
(ii)   to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;
(iii)   to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.7 and Section 7.6), effective as of the Effective Time;
(iv)   to the Company, the Registration Rights Agreement duly executed by Acquiror and the “Existing Holders” (as defined therein);
(v)   to the Company, the Note Agreement duly executed by the Sponsors; and
(vi)   a valid and duly executed IRS Form W-9 for each Sponsor.
(c)   On the Closing Date, the Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds, (A) subject to Section 2.4(a), all accrued and unpaid Acquiror Transaction Expenses, to the respective payees thereof, as set forth in the Acquiror Closing Statement prepared in accordance with Section 2.4(a) above and (B) all accrued and unpaid Company Transaction Expenses, to the respective payees thereof, as set forth in the Company Closing Statement prepared in accordance with Section 2.4(b)(i) above, which in the case of (A) and (B) shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing (clauses (A) and (B) collectively, “Unpaid Transaction Expenses”), provided, that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll and subject to any applicable withholdings.
Section 2.6.   Governing Documents.
(a)   The certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.
(b)   At the Closing and immediately prior to the Effective Time, the Amended and Restated Certificate of Incorporation of the Acquiror dated August 5, 2021 and the Bylaws of Acquiror shall be amended and restated to the Acquiror Restated Charter and the Acquiror Restated Bylaws, respectively (with such changes as may be agreed in writing by Acquiror and the Company), until thereafter amended as provided therein and under the DGCL.

Section 2.7.   Directors and Officers.
(a)   The directors and officers of the Company set forth on Section 2.7(a) of the Company Disclosure Letter, shall be the directors and officers of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.
(b)   The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.7(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.
Section 2.8.   Intended Tax Treatment.   The parties intend that, for United States federal income tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, to which each of Acquiror, Merger Sub and the Company are parties under Section 368(b) of the Code and the Treasury Regulations and as a transaction that qualifies under Section 351 of the Code, and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (collectively, the “Intended Tax Treatment”). None of the parties knows of any fact or circumstance, or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Merger to fail to qualify for the Intended Tax Treatment. The Merger shall be reported by the parties for all applicable Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. The parties shall reasonably cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger consistent with the Intended Tax Treatment, including providing factual support letters or customary representation letters.
ARTICLE III
EFFECTS OF THE MERGER ON THE COMPANY CAPITAL STOCK,
COMPANY OPTIONS, COMPANY WARRANTS, MERGER SUB CAPITAL STOCK AND ACQUIROR UNITS
Section 3.1.   Conversion of Securities.
(a)   After giving effect to the Company Warrant Exercise, the Company shall (notwithstanding anything to the contrary herein, but subject to the receipt of the Company Stockholder Approval) take all actions necessary or appropriate to effect the Company Preferred Conversion immediately prior to the Effective Time. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such shares of Company Preferred Stock. Notwithstanding anything herein that may read to the contrary, immediately prior to the Effective Time and after giving effect to the Company Warrant Exercise, all Company Preferred Stock shall automatically (and without any action on the part of any holder of Company Preferred Stock) be converted to Company Common Stock pursuant to the Company Preferred Conversion and the only Company Capital Stock shall be Company Common Stock.
(b)   At the Effective Time (after giving effect to the consummation of the Company Warrant Exercise and the Company Preferred Conversion), by virtue of the Merger and without any action on the part of any holder of Company Common Stock, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration as determined pursuant to Section 3.1(d).
(c)   At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 of the Surviving Corporation.

(d)   Each holder of issued and outstanding shares of Company Common Stock (after giving effect to the consummation of the Company Warrant Exercise and the Company Preferred Conversion) as of immediately prior to the Effective Time (other than in respect of Dissenting Shares ) shall be entitled to receive a portion of the Aggregate Closing Date Merger Consideration equal to (A) the Exchange Ratio, multiplied by (B) the number of shares of Company Common Stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share.
(e)   Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock and no more than one hundred percent (100%) of the Aggregate Closing Date Merger Consideration shall be issued in the Merger.
Section 3.2.   Exchange Procedures.
(a)   Prior to the Closing the Company shall take commercially reasonable steps to cause the Company Common Stock evidenced by share certificates (the “Company Certificates”) to be returned to the Company and replaced with electronic statements or book entry form evidencing such shares of Company Common Stock; provided that if such Company Certificates are lost, stolen, or destroyed, the owner of such lost, stolen, or destroyed Company Certificates shall make an affidavit of that fact and shall indemnify Acquiror against any claim that may be made against Acquiror or the Surviving Corporation with respect to the Company Certificates alleged to have been lost, stolen or destroyed as a condition to the issuance of electronic statements or book entry form of shares the owner of such lost, stolen or destroyed Company Certificates. Further, any shares of Company Common Stock issued or issuable by the Company in connection with the Company Preferred Conversion or exercise of Company Warrants hereunder shall be issued in electronic or book entry form. At the Closing, Acquiror shall instruct its transfer agent (reasonably acceptable to the Company) (the “Transfer Agent”) to issue the Aggregate Closing Date Merger Consideration to the record holders of shares of Company Capital Stock, Company Options, and Company Warrants entitled to receive a portion of the Aggregate Closing Date Merger Consideration (other than Dissenting Shares) in book-entry form, and the electronic or book entry positions representing the Company Common Stock shall be cancelled.
(b)   All shares of Acquiror Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock and there shall be no further registration of transfers on the records of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Company Common Stock are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.2.
(c)   None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Transfer Agent shall be liable to any Person in respect of any of the Aggregate Closing Date Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
(d)   After the date that is one year after the Effective Time, the Transfer Agent shall return to Acquiror, upon the Acquiror’s written request, any portion of the Aggregate Closing Date Merger Consideration that remains unclaimed, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Closing Date Merger Consideration in accordance with this Section 3.2 prior to the date that is one year after the Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Closing Date Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Transfer Agent shall be liable to any Person in respect of any of the Aggregate Closing Date Merger Consideration

delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
Section 3.3.   Treatment of Company Options and Company Warrants.
(a)   Each Company Option that is outstanding immediately prior to the Effective Time, without regard to the identity of the holder, shall be assumed as of the Effective Time and each such Company Option shall be converted into the right to receive, an option to purchase shares of Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Replacement Option”) except that (a) such Acquiror Replacement Option shall provide the right to purchase that whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option, multiplied by the Exchange Ratio and (b) the exercise price per share for each such Acquiror Replacement Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Sections 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. As of the Effective Time, all Company Options shall no longer be outstanding and each holder of Company Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 3.3(a).
(b)   The Company, the Board of Directors, and the compensation committee, as applicable, shall adopt any resolutions and take any other necessary actions, effective as of immediately prior to the Closing, in order to (i) cancel the remaining unallocated share reserve under the Company Incentive Plans and provide that shares in respect of Company Options that for any reason become re-eligible for future issuance, shall be cancelled, and (ii) provide that no new Company Options will be granted under the Company Incentive Plans.
(c)   After giving effect to the Company Warrant Exercise, each Company Warrant that remains outstanding immediately prior to the Effective Time shall be cancelled and converted into a warrant to purchase Acquiror Common Stock on the same terms and conditions (including as to vesting and exercisability) as are in effect with respect to such Company Warrant immediately prior to the Effective Time (each, a “Acquiror Replacement Warrant”), except that (i) such Acquiror Replacement Warrant shall entitle the holder thereof to purchase such number of Acquiror Common Stock as is equal to the sum of the product of (x) the number of Company Common Stock or Company Preferred Stock (on an as-converted basis) subject to such Company Warrant immediately prior to the Effective Time multiplied by (y) the Exchange Ratio and (ii) such Acquiror Replacement Warrant shall have an exercise price per share (which shall be rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Company Warrant in effect immediately prior to the Effective Time divided by (B) the Exchange Ratio. The exercise of any Company Warrants that are exercisable for shares of Company Preferred Stock shall occur immediately prior to the conversion contemplated by Section 3.1(a).
Section 3.4.   Withholding.   Notwithstanding any other provision to this Agreement, Acquiror, the Company and its Subsidiaries and the Transfer Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company or its Subsidiaries, or the Transfer Agent, respectively); provided, that, other than with respect to a payment payable to employees of the Company or its Subsidiaries in connection with the Merger that is treated as compensation, Acquiror shall provide the Company with at least five (5) days prior written notice of any amounts that it intends to withhold and/or deduct in connection with any payment to be made by it pursuant to this Agreement. The parties shall reasonably cooperate with each other in good faith to reduce or eliminate any applicable withholding and/or deduction (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that any amounts are so deducted and withheld, (i) such deducted and withheld amounts shall be timely remitted to the appropriate Governmental Authority and (ii) such timely remitted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Merger is treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding.
Section 3.5.   Dissenting Shares.   Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Closing Date Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Closing Date Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.
Section 3.6.   Acquiror Units.   At the Effective Time, each Acquiror Unit outstanding immediately prior to the Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of Acquiror Common Stock and one-half of an Acquiror Warrant in accordance with the terms of the applicable Acquiror Unit, which underlying shares of Acquiror Common Stock and Acquiror Warrants shall be adjusted in accordance with the applicable terms of this Section 3.6.
Section 3.7.   Cancellation of the Purchased Equity.   At the Effective Time, the Purchased Equity shall be cancelled on the books and records of the Acquiror.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.8, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:
Section 4.1.   Company Organization.   The Company has been duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted, except as would not have a material adverse effect on the Company, and has all necessary approvals from Governmental Authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have all necessary approvals would not have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, as applicable, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole.
Section 4.2.   Subsidiaries.   The Subsidiaries of the Company as of the date of this Agreement are set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted, except as would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole, and have all necessary approvals from Governmental Authorities to own, lease and operate their properties and to carry on their business as it is now being conducted, except where the failure to have all necessary approvals would not have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole. The respective jurisdiction of incorporation or organization of each the Company’s Subsidiaries is identified on Section 4.2 of the Company Disclosure Letter.
Section 4.3.   Due Authorization.
(a)   Other than the Company Stockholder Approvals, the Company has the requisite corporate power and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company, and, except as set forth on Section 4.3(a) of the Company Disclosure Letter, no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.
(b)   On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Stockholder Approvals. The Company Stockholder Approvals will be sufficient (and as a result of the shareholders who have signed the Company Holders Support Agreement, no other favorable vote or consent of any other stockholder of the Company will be required) to approve this Agreement, the Merger and the other transactions in accordance with the terms of the Company’s Governing Documents and any other organizational documents of the Company.
Section 4.4.   No Conflict.   Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.5.   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of Acquiror and Merger Sub contained in this Agreement, except as set forth in Section 4.5 of the Company Disclosure Letter, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the Merger Certificate in accordance with the DGCL.
Section 4.6.   Capitalization of the Company.
(a)   As of the date of this Agreement, the authorized capital stock of the Company consists of (x) 260,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 21,627,464 shares are issued and outstanding as of the date of this Agreement, (y) 199,145,285 shares of Preferred Stock, par value $0.0001 per share, designated as follows: (i) 378,066 shares of Series A-1 Preferred Stock, of which 378,066 shares are issued and outstanding as of the date of this Agreement, (ii) 639,773 shares of Series A-2 Preferred Stock, of which 639,773 shares are issued and outstanding as of the date of this Agreement, (iii) 1,998,177 shares of Series A-3 Preferred Stock, of which 1,998,177 shares are issued and outstanding as of the date of this Agreement, (iv) 2,447,023 shares of Series A-4 Preferred Stock, of which 2,447,023 shares are issued and outstanding as of the date of this Agreement, (v) 7,985,151 shares of Series B-1 Preferred Stock, of which 7,985,151 shares are issued and outstanding as of the date of this Agreement, (vi) 746,602 shares of Series B-2 Preferred Stock, of which 746,602 shares are issued and outstanding as of the date of this Agreement, (vii) 6,627,558 shares of Series B-3 Preferred Stock, of which 6,627,558 shares are issued and outstanding as of the date of this Agreement, (viii) 30,739,072 shares of Series B-4 Preferred Stock, of which 30,739,072 shares are issued and outstanding as of the date of this Agreement, (ix) 27,079,195 shares of Series C Preferred Stock, of which 26,014,749 shares are issued and outstanding as of the date of this Agreement, (x) 38,659,789 shares of Series C-1 Preferred Stock, of which 38,659,789 shares are issued and outstanding as of the date of this Agreement (the shares described in the foregoing clauses (i) through (x), collectively, the “Company Series ABC Preferred Stock”), (xi) 49,342,160 shares of Series D Preferred Stock, of which 49,342,160 shares are issued and outstanding as of the date of this Agreement (the “Company Series D Preferred Stock”), and (xii) 36,861,678 shares of Series E Preferred Stock, of which 33,567,165 shares are issued and outstanding as of the date of this Agreement (the “Company

Series E Preferred Stock” and together with both the Company Series ABC Preferred Stock and the Company Series D Preferred Stock, the “Company Preferred Stock”). All of the issued and outstanding shares of Company Capital Stock (A) have been duly authorized and validly issued and are fully paid and non-assessable, including that all amounts provided for in any agreements for the purchase of shares of the Company have been fully paid and such shares have been issued prior to the date hereof unless disclosed in Section 4.6(a) of the Company Disclosure Letter; (B) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (C) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (D) are free and clear of any Liens, other than Securities Liens.
(b)   Section 4.6(b) of the Company Disclosure Letter sets forth a true and complete list of the outstanding Company Warrants, the full legal name of each holder of such Company Warrant, the number of shares of Company Common Stock comprised thereof or subject thereto, the date on which such Company Warrant was granted. All outstanding Company Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; (iv) are free and clear of any Liens, other than Securities Liens; and (v) are currently exercisable by the holder thereof.
(c)   As of the date of this Agreement, Company Options to purchase 19,141,496 shares of Company Common Stock are outstanding. The Company has provided a true and complete list of the name of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Option, the number of shares of Company Common Stock comprised thereof or subject thereto, vesting schedule, the date on which such Company Option was granted, the number of shares subject to the Company Option which have vested and the number of shares subject to the Company Option which have not yet vested as of the date of this Agreement and as of the Effective Time (as a result of the transactions contemplated by the Agreement), and, if applicable, the exercise price thereof. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly granted or issued and properly approved by, the Board of Directors of the Company (or appropriate committee thereof). Each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable.
(d)   Except as otherwise set forth in Section 4.6(d) of the Company Disclosure Letter, the Company has not granted, authorized, or issued any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.
Section 4.7.   Capitalization of Subsidiaries.
(a)   The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable, including that all amounts provided for in any agreements for the purchase of shares of the Company have been fully paid and such shares have been issued prior to the date hereof unless disclosed in Section 4.7(a) of the Company Disclosure Letter; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens, other than Securities Liens.
(b)   Except as set forth on Section 4.7(b) of the Company Disclosure Letter, the Company, directly or indirectly, owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.
(c)   Except as set forth on Section 4.7(b) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except as set forth on Section 4.7(b) of the Company Disclosure Letter, the Company does not own any other equity interests in any person.
Section 4.8.   Financial Statements.
(a)   Attached as Section 4.8(a) of the Company Disclosure Letter are true and complete copies of (i) the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2021 and December 31, 2020, each updated and audited in accordance with the auditing standards of the PCAOB by a nationally recognized independent registered public accounting firm selected by Company (collectively, the “PCAOB Audited Financial Statements”) together with the auditor’s report / opinion thereon and (ii) the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for (a) the three (3)-month period ending March 31, 2022 (the “Q1 Financial Statements”) and (b) the six (6)-month period ended June 30, 2022 (the “Q2 Financial Statements” and the PCAOB Audited Financial Statements, Q1 Financial Statements and the Q2 Financial Statements, together with any Updated Interim Financial Statements when delivered pursuant to Section 6.3(a), the “Financial Statements”).
(b)   Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the PCAOB Audited Financial Statements, the Q1 Financial Statements, the Q2 Financial Statements and, when delivered pursuant to Section 6.3(a), the Updated Interim Financial Statements, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the PCAOB Audited Financial

Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Financial Statements, the Q2 Financial Statements and the Updated Interim Financial Statements, to normal year-end adjustments), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Q1 Financial Statements, the Q2 Financial Statements and the Updated Interim Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries, (iv) for the PCAOB Audited Financial Statements, were audited and prepared in accordance with the PCAOB standards, and (v) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.
(c)   Except as set forth on Section 4.8(c) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company (including, to the knowledge of the Company, any director, officer or employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
(d)   All accounts receivable of the Company and the Company Subsidiaries reflected on the Financial Statements or arising thereafter have arisen from bona fide transactions and in accordance with GAAP and are collectible, subject to allowance for doubtful accounts and bad debts reserved in the Financial Statements. To the knowledge of the Company, such accounts receivables are not subject to valid defenses, setoffs or counterclaims, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business and other similar matters. The Company’s respective reserves for doubtful accounts, contractual allowance and warranty claims are adequate in all material respects and have been calculated in a manner consistent with past practices. On and after January 1, 2021, neither the Company nor any of the Company Subsidiaries has modified or changed in any material respect its sales practices or methods, including such practices or methods in accordance with which the Company or any of the Company Subsidiaries sell goods, fill orders or record sales.
(e)   All accounts payable of the Company and the Company Subsidiaries reflected on the Financial Statements or arising thereafter are the result of bona fide transactions and have been paid or are not yet due or payable. On and after January 1, 2021, the Company and the Company Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.
Section 4.9.   Undisclosed Liabilities.   Except as set forth on Section 4.9 of the Company Disclosure Letter, as of the date of this Agreement neither the Company nor any of its Subsidiaries has any liability, debt or obligation, whether accrued, contingent, absolute, determined or determinable, in each case of the nature required to be disclosed on a balance sheet in accordance with GAAP, except for liabilities, debts or obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business of the Company and its Subsidiaries, (c) arising under this Agreement and/or performance by the Company of its obligations hereunder, including transaction expenses, (d) that are disclosed in the Company Disclosure Letter or (e) that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its subsidiaries, taken as a whole.
Section 4.10.   Litigation and Proceedings.   Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date of this Agreement, (a) there are no material pending or, to the knowledge of the Company, threatened in writing Actions against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order.

Section 4.11.   Legal Compliance.
(a)   As of the date of this Agreement, each of the Company and its Subsidiaries is in compliance with all applicable Laws in all material respects.
(b)   Except as set forth on Section 4.11(b) of the Company Disclosure Letter, since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws would not, individually or in the aggregate, be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.12.   Contracts; No Defaults.
(a)   Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter, including any amendments to such Contracts, have been delivered to or made available to Acquiror by posting such Contracts to the VDR.
(i)   Each Contract that the Company reasonably anticipates will involve aggregate payments or consideration furnished (A) by the Company or by any of its Subsidiaries of more than $2,500,000 or (B) to the Company or to any of its Subsidiaries of more than $2,500,000, in each case, on a calendar year basis;
(ii)   Each mortgage, indenture, note or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, in each case, in excess of $2,500,000, each contract that is a currency or hedging arrangement, each other type of Contract evidencing Indebtedness, and any pledge agreements, security agreements or other collateral agreements in which the Company or any of its Subsidiaries granted to any person a security interest in or Lien on any of the property or assets of the Company or any of its Subsidiaries, and all agreements or instruments guaranteeing the debts or other obligations of any other Person;
(iii)   Each Contract with outstanding obligations that provides for the sale or purchase of personal property, fixed assets or real property and involves aggregate payments in excess of $2,500,000 in any calendar year, other than (A) sales or purchase agreements in the ordinary course of business and/or (B) sales of equipment deemed by the Company in its reasonable business judgement to be obsolete or no longer be material to the business of the Company and its Subsidiaries;
(iv)   Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries on or after January 1, 2020, in each case, involving payments in excess of $2,500,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company and its Subsidiaries;
(v)   All broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, management or advisory services contracts (excluding contracts for employment), marketing consulting and advertising contracts and agreements to which the Company or any Subsidiary of the Company is a party with consideration payable to or by the Company or any Subsidiary of the Company of more than $2,500,000 in any calendar year;
(vi)   Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any Subsidiary of the Company);
(vii)   Contracts expressly prohibiting or restricting the ability of the Company or its Subsidiaries to engage in any business in any material respect, to operate in any geographical area or during any period of time in any material respect or to compete with any Person in any line of business in any material respect, in each case, other than customary non-solicitation and no-hire provisions entered into in the ordinary course of business;
(viii)   Each employee collective bargaining Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;
(ix)   Each Intellectual Property Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but excluding non-disclosure agreements entered into in the ordinary course of business and non-exclusive Trademark licenses incidental to marketing, printing, or advertising Contracts) pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person the right to use or license material Intellectual Property of the Company and its Subsidiaries (other than Contracts granting nonexclusive rights to use Company products or services entered into in the ordinary course of business), or (B) is granted by a third Person the right to use or license Intellectual Property that is material to the business of the Company and its Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available software or services with annual aggregate fees of less than $200,000 and Open Source Licenses);
(x)   Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $2,500,000 in any calendar year;
(xi)   Each Contract with any Governmental Authority;
(xii)   Each Contract (A) under which the Company or any its Subsidiaries has agreed to purchase goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis or (B) that the Company or any of its Subsidiaries is subject to that grants to any third Person (1) “most favored customer” pricing status or price matching rights or (2) other price guarantees, in each case, that involves aggregate payments in excess of $2,500,000 in any calendar year;
(xiii)   Each Contract involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or income or revenues related to any product or service of the Company or any of its Subsidiaries that involves aggregate payments in excess of $2,500,000 in any calendar year;
(xiv)   Each Contract that results in any Person holding a power of attorney from the Company or any Subsidiary of the Company that materially relates to the Company or any Subsidiary of the Company or materially impacts the business of the Company or any Subsidiary of the Company; and
(xv)   Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xv) of this Section 4.12(a) or any other Contract that is material to the Company and its Subsidiaries taken as a whole.
(b)   Except for any Contract that has terminated (with such termination expressly stated on Section 4.12(a) in the Company Disclosure Letter) and except as would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto. As of the date of this Agreement, except, in each case, where such Contract is not material to the Company and its Subsidiaries taken as a whole and where the occurrence of such breach or default or failure to perform would not reasonably be expected to be, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole, (x) none the Company, the Company’s Subsidiaries, or, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract and (z) no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).
Section 4.13.   Company Benefit Plans.
(a)   Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, retention, supplemental retirement, change in control, welfare benefit, fringe benefit or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable Law and maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (F) any material, non-routine correspondence with any Governmental Authority with respect to the Company Benefit Plans.
(b)   Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to comply would not be, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or its Subsidiaries; (ii) all material contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan except where the failure to be so qualified would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company or its Subsidiaries.
(c)   No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.
(d)   No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(e)   Except as set forth on Section 4.13(e) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation payable by the Company or any Subsidiary of the Company, except as expressly provided in this Agreement, or (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.
Section 4.14.   Labor Relations; Employees.
(a)   Except as set forth on Section 4.14(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, (ii) no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and (iii) no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Company or any of its Subsidiaries. Since January 1, 2020, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.
(b)   Each of the Company and its Subsidiaries (i) are, and have been during the last three years, in compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, and (ii) have withheld and reported all amounts required by any legal requirement to be withheld and reported with respect to wages, salaries and other payments or compensation to any Company employee or other service provider, and (iii) have no liability for any arrears of wages or any penalty for failure to comply with any of the foregoing, except in each case of prongs (i)-(iii) where failure to comply would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company or its Subsidiaries, taken as a whole.
(c)   During the last three years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or material complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any material charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any material complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(d)   To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries’ is in material violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of Trade Secrets or proprietary information.
(e)   Since January 1, 2020, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent.
(f)   To the knowledge of the Company, (i) no allegations of harassment, discrimination or misconduct have been made against any officer or director of the Company or its Subsidiaries, and (ii) the Company and its Subsidiaries have not entered into any settlement agreement or conducted any investigation related to allegations of harassment, discrimination or misconduct by a director, officer, employee, contractor or other agent of the Company or its Subsidiaries.
(g)   Except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company or its Subsidiaries, the Company is, and for the last three (3) years has been, in compliance in all respects with the requirements of the Immigration Reform Control Act of 1986.
Section 4.15.   Taxes.
(a)   All income and other material Tax Returns required to be filed by the Company or any of its Subsidiaries have been filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects, and all material Taxes due and payable (whether or not shown on any Tax Return) by the Company and its Subsidiaries have been paid, other than Taxes being contested in good faith and for which appropriate reserves have been established in accordance with GAAP.
(b)   The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material amounts of Taxes required by Law to be withheld, paid over to the proper Governmental Authority all such withheld amounts required to have been so paid over and complied in all material respects with all other applicable withholding and related reporting requirements with respect to such Taxes.
(c)   There are no Liens for any material amounts of Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.
(d)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid, except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which appropriate reserves have been established in accordance with GAAP.
(e)   There is no material Tax audit or other examination of the Company or any of its Subsidiaries presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries.
(f)   Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(g)   Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its

Subsidiaries and customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes).
(h)   Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-deferred treatment under Section 355 or Section 361 of the Code since January 1, 2020.
(i)   Neither the Company nor any of its Subsidiaries (A) is liable for material amounts of Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (B) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.
(j)   No written claim has been made by any Governmental Authority on or after January 1, 2021 where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to material taxation in that jurisdiction.
(k)   Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(l)   Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made by the Company or its Subsidiaries prior to the Closing outside the ordinary course of business, (ii) prepaid amount received or deferred revenue recognized by the Company or its Subsidiaries prior to the Closing outside the ordinary course of business, (iii) change in method of accounting of the Company or its Subsidiaries for a taxable period ending on or prior to the Closing Date made prior to the Closing, (iv) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed by the Company or its Subsidiaries prior to the Closing (other than any such agreement executed in compliance with Section 6.1), or (v) election under Section 965(h) of the Code.
(m)   The Company has not knowingly taken any action, nor, to the knowledge of the Company or any of its Subsidiaries, are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(n)   The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(o)   Neither the Company nor any Subsidiary of the Company has received written notice from a non-U.S. Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country, in each case, other than the country in which it is organized.
(p)   For U.S. federal income tax purposes, the Company is, and has been since the date of the Company’s formation, classified as a corporation. Section 4.15(p) of the Company Disclosure Letter sets forth the current entity classification for each Subsidiary of the Company for U.S. federal income tax purposes, any prior classification of such Subsidiary, and the date of any such change.
(q)   Neither the Company nor any Subsidiary of the Company has made an election to defer the payment of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) or made any such deferral or election pursuant to the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020.

Notwithstanding any representation or warranty in this Agreement (including the representations and warranties set forth in this Section 4.15), no representation or warranty is being made as to the use or availability of any Tax attribute or credit of the Company or any of its Subsidiaries in any taxable period (or portion thereof) beginning on the day immediately after the Closing Date.
Section 4.16.   Brokers’ Fees.   Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.
Section 4.17.   Insurance.   As of the date of this Agreement: (a) all material insurance policies and bonds (collectively, “Policies”) held by, or for the benefit of, the Company or any of its Subsidiaries with respect to policy periods that include the date of this Agreement are in full force and effect, (b) true, correct, and complete copies of the Policies have previously been made available to Acquiror, (c) except as disclosed on Section 4.17 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies, (d) except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, (e) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation, (f) all premiums and other charges due have been paid, (g) none of the Policies or their predecessors have been written on an audited, retrospective, or similar premium basis; and (h) none of the Policies or their predecessors have been written or reinsured on a fronting, captive, or similar self-insured basis. Section 4.17 of the Company Disclosure Letter sets forth, with respect to each Policy (i) the names of the insurer and the first named insured, (ii) the policy number, (iii) the policy period (iv) the type of coverage, (v) the aggregate limits; and (vi) the premium most recently charged. To the knowledge of the Company, all material occurrences, circumstances, and claims potentially covered under any of the Policies or their predecessors have been timely noticed. To the knowledge of the Company, with regard to any such material noticed occurrence, circumstance, or claim that is related to an ongoing or potentially ongoing matter, no insurer has denied or questioned coverage.
Section 4.18.   Licenses.   The Company and its Subsidiaries has all material licenses, approvals, consents, registrations and permits of a Governmental Authority (the “Licenses”) reasonably required to permit the Company and its Subsidiaries to own, lease or operate their properties and assets in the manner in which they are now operated and to conduct the business of the Company and its Subsidiaries as currently conducted, except where the failure to obtain such Licenses has not had, or would not reasonably be expected to have, individually or in the aggregate, have a materially adverse impact on the Company and its Subsidiaries take as a whole. The Company and its Subsidiaries have obtained all of the Licenses necessary under applicable Laws to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business and operations of the Company and its Subsidiaries as currently conducted. The operation of the business of the Company and its Subsidiaries as currently conducted is not in material violation of, nor is the Company or any of its Subsidiaries in material default or material violation under, any License. No suspension or cancellation of any of the Licenses is pending or, to the knowledge of the Company, threatened.
Section 4.19.   Equipment and Other Tangible Property.   Except as set forth on Section 4.19 of the Company Disclosure Letter, the Company or one of its Subsidiaries owns and has good title to all material equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, other than as would not have a material adverse effect, individually or in the aggregate, on the Company and its Subsidiaries, taken as a whole.

Section 4.20.   Real Property.
(a)   Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i)   The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.
(ii)   The Company and/or its Subsidiaries have made available to Acquiror true, correct and complete copies of the material Contracts (including all material modifications and amendments thereto) pursuant to which the Company or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Real Property Leases”).
(iii)   There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, there are no material latent defects or adverse physical conditions affecting the Leased Real Property.
(iv)   All such Real Property Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, and there is not, under any of such Real Property Leases, any existing default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Real Property Leases, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. To the Company’s knowledge, there are no material disputes with respect to such Real Property Leases.
(v)   As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use, occupy or possess the Leased Real Property or any portion thereof.
(vi)   Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
Section 4.21.   Intellectual Property.
(a)   Section 4.21(a)(i) of the Company Disclosure Letter lists each item of Intellectual Property that is registered and applied-for with a Governmental Authority or Domain Name registrar and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement (collectively, the “Company Registered Intellectual Property”) and (i) for each Patent, the patent number or application serial number for each jurisdiction in which filed, date issued and filed and present status thereof, (ii) for each Trademark, each applicable application serial number or registration number, by country, province and state, and the class of goods or services covered, the nature of the goods or services, the date issued and filed and the present status thereof, (iii) for each Domain Name, the registration date, (iv) for each Copyright, each applicable number and date of such registration or Copyright application by country, province and state, and (v) for each registered design, the registration number or application serial number for each jurisdiction in which filed, date issued and filed and present status thereof. Section 4.21(a)(ii) of the Company Disclosure Letter lists each item of material Company Software, excluding Company Software that the Company and its Subsidiaries have not licensed or distributed in the ordinary course of business to third parties (other than as installed on hardware products sold by or on behalf of the Company or any of its Subsidiaries). The Company or one of the Company’s Subsidiaries is the sole and exclusive owner of all of the items of Company Registered Intellectual Property, and, to the knowledge of the Company as of the date of this Agreement, all such Company Registered Intellectual Property (excluding any pending applications, declarations or renewals included in the Company Registered Intellectual Property) is valid and enforceable.

(b)   Except as set forth on Section 4.21(b) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated since January 1, 2020; provided, that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity, or enforceability of Intellectual Property.
(c)   Except as set forth on Section 4.21(c) of the Company Disclosure Letter, as of the date of this Agreement, there is not, and since January 1, 2020 there has not been, any Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the knowledge of the Company, that is threatened in writing, alleging the Company’s or any of its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person. To the knowledge of the Company, the operation of the business of the Company and its Subsidiaries has not, since January 1, 2020, and does not, materially infringe, misappropriate or violate, any Intellectual Property of any other Person. Except as set forth on Section 4.21(c) of the Company Disclosure Letter or as would not reasonably be expected to have a material adverse effect on the business of the Company and its Subsidiaries, to the knowledge of the Company, no other Person has, since January 1, 2020, infringed, misappropriated or violated any of the Intellectual Property owned by the Company or any of its Subsidiaries.
(d)   The Company and each of its Subsidiaries take commercially reasonable measures to protect the confidentiality of Trade Secrets included in their Intellectual Property that are material to the business of the Company and its Subsidiaries. To the knowledge of the Company as of the date of this Agreement, there has not been any unauthorized disclosure of or unauthorized access to any Trade Secrets of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted in the misappropriation of, or loss of Trade Secrets or other rights in and to such information, except as would not be expected to result in a material adverse effect on the business of the Company and its Subsidiaries.
(e)   Except as would not be expected to result in a material adverse effect on the business of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries have granted any other Person any exclusive license or exclusive right under or with respect to any Intellectual Property that is material to the business of the Company and its Subsidiaries.
(f)   Except as would not be expected to result in a material adverse effect on the business of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries have made any commitments to any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”) that would obligate the Company or its Subsidiaries to grant licenses to any Person of any Owned Company Intellectual Property, (ii) neither the Company, its Subsidiaries, nor any Company Patent is subject to any binding membership agreements or bylaws of any Standards Organization with respect to licensing or non-assertion of any Owned Company Intellectual Property, and (iii) to the knowledge of the Company, no Company Patent has been identified by the Company, its Subsidiaries, or any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization. Neither the Company nor any of its Subsidiaries implement any standard or specifications in any Company products that would require the grant of a Patent license to any Person.
(g)   Except as would not be expected to result in a material adverse effect on the business of the Company and its Subsidiaries, no government funding, nor any facilities of a university, college, other educational institution or research center, was used by the Company or any of its Subsidiaries in the development of any material Intellectual Property owned by the Company or any of the Company’s Subsidiaries.
(h)   The Company’s and its Subsidiaries’ use and distribution of (i) software owned by the Company or any of the Company’s Subsidiaries (“Company Software”), and (ii) Open Source Materials, is in compliance in all material respects with all Open Source Licenses applicable thereto, except as would not be expected to result in a material adverse effect on the business of the Company and its Subsidiaries. To the knowledge of the Company, as of the date of this Agreement, none of the

Company or any Subsidiary of the Company has used any Open Source Materials in a manner that requires any material Company Software to be subject to Copyleft Licenses. To the knowledge of the Company, the Company has not disclosed any material source code for any Company Software to any third Person, other than developers subject to confidentiality obligations.
(i)   All Persons who have contributed, developed or conceived any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries have executed valid and enforceable written agreements with the Company or one of the Company Subsidiaries, as applicable, pursuant to which such Persons assigned to the Company or the applicable Subsidiary all of their right, title, and interest in and to such Intellectual Property, without further ongoing consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property. To the knowledge of the Company, no Person is in breach of any such agreements.
(j)   Except as would not be expected to result in a material adverse effect on the business of the Company and its Subsidiaries, the Company and each of its Subsidiaries owns, leases, licenses, or otherwise has the legal right to use, all Business Systems, and such Business Systems, to the knowledge of the Company, are sufficient in all material respects for the current needs of the business of the Company and the Company Subsidiaries as currently conducted by the Company and the Company Subsidiaries. To the knowledge of the Company, since January 1, 2020, there have not been any failures with respect to any of the Business Systems that are material to the conduct of the Company’s or its Subsidiaries’ businesses that have not been remedied or replaced in all material respects.
Section 4.22.   Privacy and Cybersecurity.
(a)   The Company, its Subsidiaries, and, to the knowledge of the Company, their Data Processors, comply and have complied for the past three (3) years with Company Privacy Policies and the Privacy Requirements. Neither the execution, delivery, or performance of this Agreement nor any of the other agreements contemplated by this Agreement would violate any Privacy Requirements or Company Privacy Policies.
(b)   The Company and its Subsidiaries have established a written Information Security Program that is appropriately implemented and maintained, and there have been no material violations of the Information Security Program for the past three (3) years. The IT Systems currently used by the Company and its Subsidiaries are in good working condition, to the knowledge of the Company do not contain any Malicious Code or defect, and operate and perform as necessary to conduct the business of the Company. All Company Data material to the conducting the business of the Company will continue to be available for Processing by the Company and its Subsidiaries following the Closing on substantially the same terms and conditions as existed immediately before the Closing.
(c)   The Company, its Subsidiaries, and, to the knowledge of the Company, their Data Processors, have not suffered and are not suffering a Security Incident, and have not been and are not required to notify any Person or Governmental Authority of any Security Incident. The Company and its Subsidiaries have not received any written notice (including any enforcement notice), letter, or complaint from a Governmental Authority or any Person alleging noncompliance or potential noncompliance with any Privacy Requirements or Company Privacy Policies and have not been subject to any Action relating to noncompliance or potential noncompliance with Privacy Requirements or the Company’s and any of its Subsidiaries’ Processing of Personal Data. The Company and its Subsidiaries are not in breach or default of any Contracts relating to its IT Systems or to Company Data.
Section 4.23.   Environmental Matters.   Except as disclosed on Section 4.23 of the Company Disclosure Letter:
(a)   The Company and its Subsidiaries are and, for the last three (3) years, have been in compliance in all material respects with all applicable Environmental Laws, except for matters which have been fully resolved.
(b)   The Company and its Subsidiaries hold and maintain in compliance in all material respects all material Licenses required under applicable Environmental Laws to own, operate, use and maintain their assets and to conduct the business and operations of the Company and its Subsidiaries in compliance with the applicable Environmental Laws.
(c)   There are no written claims or notices of violation pending against or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging any violations of or liability under any Environmental Law or any violations or liability concerning any Hazardous Materials, in each case as has resulted or would result in material liabilities to the Company or its Subsidiaries under Environmental Law.
(d)   There has been no release of any Hazardous Materials on, in, at, under or from any (i) Leased Real Property; (ii) any property formerly owned, leased or operated by the Company or any Subsidiary or (iii) at any off-site location to which Hazardous Materials generated by the Company or any Subsidiary were sent for treatment, recycling, storage or disposal, in each case, which would reasonably be expected to give rise to material liability to the Company or any Subsidiary, under Environmental Laws.
(e)   Notwithstanding anything to the contrary in this Agreement, this Section 4.23 provides the sole and exclusive representations and warranties of the Company in respect of environmental matters, including any and all matters arising under Environmental Laws.
Section 4.24.   Absence of Changes.   From the date of the Q2 Financial Statements, (a) there has not been any event or occurrence that has had an Company Material Adverse Effect and (b) except as set forth in Section 4.24 of the Company Disclosure Letter, Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.
Section 4.25.   Related Party Transactions.   Except for the Contracts set forth on Section 4.25 of the Company Disclosure Letter, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate, officer or director of the Company, on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b) any loans made by the Company or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements) and (c) amounts paid pursuant to Company Benefit Plans. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director or officer(or Affiliate thereof) of the Company or any Subsidiary of the Company, to the Company’s knowledge, has or has had, directly or indirectly: (w) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary of the Company furnishes or sells, or proposes to furnish or sell; (x) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any Subsidiary of the Company, any goods or services; (y) a beneficial interest in any Contract disclosed in Section 4.12(a) of the Company Disclosure Letter; or (z) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.25. Other than as set forth on Section 4.25 of the Company Disclosure Letter, the Company and the Company Subsidiaries have not, since the date of the Company’s formation, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or (ii) materially modified any term of any such extension or maintenance of credit.
Section 4.26.   Information Supplied.   None of the information relating to the Company or its Subsidiaries supplied or to be supplied by the Company or any of the Company’s Subsidiaries in writing specifically for inclusion in the Registration Statement or the Proxy Statement will, (a) when the Registration Statement is first filed, (b) on the effective date of the Registration Statement, (c) on the date when the Proxy Statement is mailed to the Acquiror’s Voting Stockholders and (d) at the time of the Acquiror’s Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.27.   Exchange Act.   Neither the Company nor any Subsidiary of the Company is currently (nor has either previously been) subject to the requirements of Section 12 of the Exchange Act.
Section 4.28.   Certain Business Practices.
(a)   Since the date of the Company’s formation, neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees, nor their agents or other third parties (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions while acting on behalf of the Company or any Subsidiary of the Company; or (iii) has violated any Ex-Im Laws while acting on behalf of the Company or any Subsidiary of the Company.
(b)   Since the date of the Company’s formation, the Company and each Company Subsidiary has adopted and maintained adequate policies, procedures, and controls reasonably designed to promote the Company’s and its Subsidiaries’ compliance with all Anti-Corruption Laws, Ex-Im Laws and Sanctions.
(c)   Since the date of the Company’s formation, the Company and each Subsidiary has maintained accounting and financial controls adequate to ensure that: (i) all payments and activities have been accurately recorded in the books, records and accounts of the Company and its Subsidiaries; (ii) there have been no false, inaccurate, misleading, or incomplete entries made in the books, records, and accounts of the Company and its Subsidiaries; and (iii) the Company and its Subsidiaries have not established or maintained any secret or unrecorded funds or accounts. The books, records, and accounts of the Company and its Subsidiaries accurately reflect in reasonable detail the character and amount of all transactions, and the Company and its Subsidiaries have not had or maintained any bank or other financial account that is not or was not accurately disclosed in their books, records, and accounts.
(d)   Since the date of the Company’s formation, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, nor their agents or other third parties, (i) has undergone and is not currently undergoing any review, investigation, inspection, or examination of records relating to compliance with Anti-Corruption Laws, Ex-Im Laws or Sanctions; (ii) has been, is now under, or has received any communication regarding any actual or potential administrative, civil, or criminal investigation, prosecution, or indictment; and (iii) is not party to any actions involving alleged false statements, false claims, or other improprieties relating to compliance with Anti-Corruption Laws, Ex-Im Laws or Sanctions.
(e)   Since the date of the Company’s formation, neither the U.S. government nor any other Governmental Authority, nor any other entity or person, has notified the Company or any Company Subsidiary of any actual or alleged violations or breaches of Anti-Corruption Laws, Ex-Im Laws, Sanctions or applicable Laws that prohibit fraud, money laundering, or other improper payments, and neither the Company nor any Company Subsidiary has made any voluntary or involuntary disclosures to a Government Authority.
Section 4.29.   No Outside Reliance.   Notwithstanding anything contained in this Article IV or any other provision hereof, the Company, and any of its directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that the Company has made its own investigation of Acquiror and Merger Sub and that neither Acquiror, Merger Sub nor any of their Affiliates, agents or representatives are making any representation or warranty whatsoever, express or implied, beyond those expressly given by Acquiror and Merger Sub in Article V, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Acquiror or Merger Sub. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Acquiror Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by the Company or its representatives) or reviewed by the Company pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Company or any of its

Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Acquiror or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article V of this Agreement. Except as otherwise expressly set forth in this Agreement, Company understands and agrees that any assets, properties and business of the Acquiror and Merger Sub and their Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article V, with all faults and without any other representation or warranty of any nature whatsoever.
Section 4.30.   No Additional Representation or Warranties.   The Company acknowledges and agrees that, except as provided in Article V, neither Acquiror nor Merger Sub, nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or any of its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or any of its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror and Merger Sub and, except as provided in ARTICLE V, is not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror or Merger Sub, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror and its Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB
Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.8, Section 5.12 and Section 5.17), or (ii) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.8, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:
Section 5.1.   Acquiror and Merger Sub Organization.   Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.
Section 5.2.   Due Authorization.
(a)   Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Acquiror (including by a majority of the independent directors of Acquiror) and Merger Sub and by Acquiror as the sole stockholder of Merger Sub and (ii) determined by the Board of Directors of Acquiror as advisable to Acquiror and the Acquiror Stockholders and recommended for approval by the Acquiror Voting Stockholders. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Stockholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)   Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:
(i)   the Transaction Proposal identified in clause (A) of Section 8.2(b) shall require approval by the affirmative vote of at least a majority of the outstanding Acquiror Common Stock entitled to vote thereon, voting as a single class, at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose; and
(ii)   each of those Transaction Proposals identified in clauses (B), (C), (D), and, if necessary, (H), of Section 8.2(b), in each case, shall require approval by an affirmative vote of at least a majority of the votes cast by holders of outstanding Acquiror Common Stock entitled to vote thereon, voting as a single class at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;
(iii)   the Transaction Proposal identified in clause (E) of Section 8.2(b) shall require approval by a plurality of the votes cast by holders of shares Acquiror Common Stock present in person (or virtually) or represented by proxy at the Acquiror Stockholders’ Meeting and entitled to vote thereon;
in the case of each of (i) (ii) and (iii), as determined in accordance with the Acquiror’s Governing Documents, the DGCL and the rules of the Nasdaq, as applicable.
(iv)   Other than, if necessary, votes on those Transaction Proposals identified in clauses (F) and (G) of Section 8.2(b), the foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.
(c)   At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.
Section 5.3.   No Conflict.   Subject to the Acquiror Stockholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions, if any, required by the Exchange Act, the Securities Act, “Blue Sky” Laws and state takeover Laws, and the pre-merger notification requirements of the HSR Act have been obtained and all related filings and obligations have been made, violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.
Section 5.4.   Litigation and Proceedings.   As of the date of this Agreement, (a) there are no material pending or, to the knowledge of the Acquiror, threatened in writing Actions against Acquiror or Merger Sub or their respective properties or assets; and (b) except for any applicable COVID-19 Measure, there is no outstanding Governmental Order imposed upon Acquiror or Merger Sub; nor are any properties or assets of Acquiror or Merger Sub’s respective businesses bound or subject to any Governmental Order.
Section 5.5.   SEC Filings.   Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since August 5, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Acquiror, as of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 5.6.   Internal Controls; Listing; Financial Statements.
(a)   Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the knowledge of Acquiror, such disclosure controls and procedures are effective in all material respects in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since August 5, 2021, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act). To the knowledge of Acquiror, such system of internal controls over financial reporting are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.
(b)   To the knowledge of Acquiror, each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   Since August 5, 2021, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Markets (“Nasdaq”). The Acquiror Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq as of the date hereof. There is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or prohibit or terminate the listing of Acquiror Common Stock on the Nasdaq.

(d)   The Acquiror SEC Filings contain true and complete copies of (x) the audited balance sheet as of December 31, 2021 and December 31, 2020, and audited statement of operations, cash flow and stockholders’ equity of Acquiror for the year ended December 31, 2021, December 31, 2020 and the period from February 13, 2019 (inception) through December 31, 2019, together with the auditor’s reports thereon (the “Acquiror Audited Financial Statements”), and (y) Acquiror’s unaudited condensed balance sheet as of March 31, 2022, June 30, 2022 and September 30, 2022, and the unaudited condensed statements of operations, cash flow, and stockholders’ equity of Acquiror for the three months ended March 31, 2022 and March 31, 2021, the three (3) and six (6) months ended June 30, 2022 and June 30, 2021, and the three (3) and nine (9) months ended September 30, 2022 and September 30, 2021 (the “Acquiror Unaudited Financial Statements” and together with the Acquiror Audited Financial Statements, the “Acquiror Financial Statements”). The Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations, income, and cash flows for the respective periods then ended (subject, in the case of Acquiror Unaudited Financial Statements, to normal year-end adjustments), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto or, in the case of Acquiror Unaudited Financial Statements, as permitted by Form 10-Q of the SEC), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof.
(e)   There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f)   Except as disclosed in the Acquiror SEC Filings, neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.
Section 5.7.   Governmental Authorities; Consents.   Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or any Ancillary Agreement, or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, the Exchange Act, the Securities Act, “Blue Sky” Laws and state takeover Laws, (ii) the filing of the Merger Certificate in accordance with the DGCL, and (iii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.
Section 5.8.   Trust Account.
(a)   As of the date of this Agreement, Acquiror has at least $116,700,000 in the Trust Account, maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated as of August 5, 2021, between Acquiror and Trustee on file as an Acquiror SEC Filing as of the date of this Agreement (the “Trust Agreement”). As of the date of this Agreement, amounts in the Trust Account are invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Trust Agreement. There are no Contracts, side letters, arrangements or understandings (whether written or unwritten, express or implied) with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate in any material respect or (ii) entitle any Person (other than (A) stockholders of Acquiror holding Acquiror Common Stock sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the Acquiror Share Redemption and (B) the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than payments with respect to all Acquiror Share Redemptions or to pay income and franchise Taxes from any interest income earned in the Trust Account, in each case, in accordance with the Trust Agreement and, Acquiror’s Governing Documents. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened in writing with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute a material default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder (in its capacity as an Acquiror Stockholder) shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is exercising an Acquiror Share Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated.
(b)   As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or that the funds available in the Trust Account after payment of all Acquiror Share Redemptions, will not be available to Acquiror and Merger Sub at the Effective Time.
Section 5.9.   Investment Company Act; JOBS Act.   Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act, so long as Acquiror consummates a Business Combination on or prior to February 5, 2023.
Section 5.10.   Absence of Changes.   From the date of the most recent balance sheet of Acquiror included the Acquiror SEC Filings prior to the date of this Agreement, (a) there has not been any event or occurrence that has had an Acquiror Material Adverse Effect and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter and except as expressly contemplated by this Agreement, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.
Section 5.11.   No Undisclosed Liabilities.   Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby or as set forth on Section 5.11 of the Acquiror Disclosure Letter, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror. The Indebtedness and other unpaid liabilities and obligations of Acquiror or Merger Sub, including any unpaid Acquiror Transaction Expenses, as of the date of this Agreement are set forth on Section 5.11 of the Acquiror Disclosure Letter and to the knowledge of the Acquiror, do not exceed, in the aggregate, the Acquiror Transaction Expenses Cap.
Section 5.12.   Capitalization of Acquiror.
(a)   As of the date of this Agreement, the authorized share capital of Acquiror consists of 50,000,000 shares of Acquiror Common Stock. As of the date of this Agreement, (i) 14,836,500 shares of Acquiror Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of Acquiror Common Stock are held in the treasury of the Acquiror, (iii) 5,750,000 Acquiror Public Warrants are issued and outstanding and 5,750,000 shares of Acquiror Common Stock are issuable in respect of such Acquiror Public Warrants and (iv) 230,750 Acquiror Private Warrants are issued and outstanding and 230,750 shares of Acquiror Common Stock are issuable in respect of such Acquiror Private Warrants. The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding shares of Acquiror Common Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(b)   Subject to the terms of conditions of the Warrant Agreement, each Acquiror Warrant will be exercisable beginning thirty (30) days after Closing for one share of Acquiror Common Stock at an exercise price of $11.50 per share. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(c)   Except as set forth in the Sponsor Support Agreement, this Agreement and in Acquiror’s Governing Documents, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.
(d)   Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the Sponsor Support Agreement, the Working Capital Loans, the Warrant Agreement, and the Acquiror’s Governing Documents, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.
(e)   The Aggregate Closing Date Merger Consideration and the Acquiror Common Stock, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.
(f)   Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.
Section 5.13.   Brokers’ Fees.   Except fees described on Section 5.13 of the Acquiror Disclosure Letter (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated hereby based upon arrangements made by Acquiror, Merger Sub or any of their respective Affiliates, including the Sponsors.
Section 5.14.   Indebtedness.   Neither Acquiror nor Merger Sub have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness, except the Working Capital Loans.
Section 5.15.   Sponsor Support Agreement.   Acquiror has delivered to the Company a true, correct and complete copy of the Sponsor Support Agreement. The Sponsor Support Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Sponsor Support Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Support Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of the Sponsor Support Agreement.
Section 5.16.   Related Party Transactions.   Except as described in the Acquiror SEC Filings, there are no transactions, Contracts, side letters, arrangements or understandings between Acquiror and/or Merger Sub, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Acquiror and/or Merger Sub, on the other hand.
Section 5.17.   Taxes.
(a)   All material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects, and all material Taxes due and payable (whether or not shown on any Tax Return) by Acquiror or Merger Sub have been paid, other than Taxes being contested in good faith and for which appropriate reserves have been established in accordance with GAAP.
(b)   The Acquiror and its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material amounts of Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all other applicable withholding and related reporting requirements with respect to such Taxes.
(c)   There are no Liens for any material amounts of Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.
(d)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which appropriate reserves have been established in accordance with GAAP.
(e)   There is no material Tax audit or other examination of the Acquiror or Merger Sub presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Acquiror or Merger Sub. Neither the Acquiror nor Merger Sub has made a request for an advance tax ruling, request for technical advice, or similar request that is in progress or pending with any Governmental Authority with respect to any Taxes. No written claim has been made by any Governmental Authority where the Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(f)   Neither the Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Acquiror and/or Merger Sub and customary commercial Contracts not primarily related to Taxes that were entered into with Persons who are not Affiliates or equity owners of Acquiror).

(g)   Neither the Acquiror nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying for tax-deferred treatment under Section 355 or Section 361 of the Code since January 1, 2020.
(h)   Neither the Acquiror nor Merger Sub (A) is liable for Taxes of any other Person (other than the Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes) or (B) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Acquiror.
(i)   Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).
(j)   Neither the Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received or deferred revenue recognized prior to the Closing, (iii) change in method of accounting of the Acquiror or Merger Sub for a taxable period (or portion thereof) ending on or prior to the Closing Date made prior to the Closing, (iv) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed by the Acquiror or Merger Sub prior to the Closing, or (v) election under Section 965(h) of the Code.
(k)   Acquiror and Merger Sub have not knowingly taken any action, nor, to the knowledge of Acquiror, are there any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(l)   Neither Acquiror nor Merger Sub has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(m)   Acquiror has not ever owned any equity interest in another Person (other than Merger Sub). Merger Sub was newly formed solely to effect the Merger and it will not conduct any business activities or other operations of any kind (other than administrative or ministerial activities) prior to the Merger.
(n)   Acquiror has not received written notice from a non-U.S. Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country, in each case, other than the country in which it is organized.
(o)   For U.S. federal income tax purposes, Acquiror is, and has been since the date of Acquiror’s formation, classified as a corporation.
Section 5.18.   Business Activities.
(a)   Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.
(b)   Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c)   Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d)   As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $50,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans, except as disclosed in any Acquiror SEC Filings or as set forth on Section 5.18(d) of the Acquiror Disclosure Letter.
(e)   Other than any former officers or as described in the Acquiror SEC Filings, neither Acquiror nor Merger Sub have ever had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Acquiror’s officers and directors in connection with activities on Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by Acquiror outside of the Trust Account, Acquiror has no unsatisfied material liability with respect to any employee. Acquiror does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the Ancillary Agreement nor the consummation of the transactions contemplated hereby and thereby will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, individual independent contractor or employee of Acquiror; or (b) result in the acceleration of the time of payment or vesting of any compensation or benefits.
Section 5.19.   Nasdaq Stock Market Quotation.   The issued and outstanding Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “ROCGU.” The issued and outstanding shares Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “ROCG”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “ROCGW”. As of the date of this Agreement, there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Units, the Acquiror Common Stock, or the Acquiror Warrants or terminate the listing of the Acquiror Units, the Acquiror Common Stock, or the Acquiror Warrants on the Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Units, the Acquiror Common Stock or the Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.
Section 5.20.   Registration Statement and Proxy Statement.   None of the information relating to the Acquiror or its Subsidiaries supplied or to be supplied by the Acquiror or any of the Acquiror’s Subsidiaries

in writing specifically for inclusion in the Registration Statement (including the Proxy Statement and Prospectus included therein) will, (a) when the Registration Statement is first filed, (b) on the effective date of the Registration Statement, (c) on the date when the Proxy Statement is mailed to the Acquiror’s Voting Stockholders and (d) at the time of the Acquiror’s Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 5.21.   No Outside Reliance.   Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.
Section 5.22.   No Additional Representation or Warranties.   The Acquiror and Merger Sub acknowledge and agree that, except as provided in Article IV, neither the Company nor any of its Affiliates, nor any of its or their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Acquiror, Merger Sub or any of their respective Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Acquiror, Merger Sub or any of their respective Affiliates. Without limiting the foregoing, the Acquiror and Merger Sub acknowledge that the Acquiror, Merger Sub and their respective advisors, have made their own investigation of the Company and its Subsidiaries and, except as provided in Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company and its Subsidiaries as conducted after the Closing, as contained in any materials provided by the Company or any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.
ARTICLE VI
COVENANTS OF THE COMPANY
Tigo agreed that from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (i) as otherwise expressly contemplated by this Agreement or the Ancillary Agreements, (ii) as set forth on Section 6.1 of the Company Disclosure Letter, required by Law or any COVID-19 Measures, (iii) in connection with any Capital Raising Transaction, or (iv) as consented to by Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its commercially reasonable efforts to operate the business of the Company in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19; provided, that any action taken, or omitted to be taken, that relates to, or arises out of, COVID-19 shall be deemed to be in the ordinary course of business). Notwithstanding anything to the contrary contained herein, nothing herein shall prevent the Company or any of its Subsidiaries from taking or failing to take any action, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures and (x) no such actions or failure to take such actions shall be deemed to violate or breach this Agreement in any way, (y) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business and (z) no such actions or failure to take such actions shall serve as a basis for Acquiror to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied. Without limiting the generality of the foregoing, except as (A) contemplated by this Agreement (including in connection with any Capital Raising Transaction), (B) set forth on Section 6.1 of the Company Disclosure Letter or (C) consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law:
(a)   change or amend the Governing Documents of the Company in a manner that would increase the Aggregate Closing Date Merger Consideration payable to the stockholders of the Company;
(b)   make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company Capital Stock or equity interests, other than any dividends or distributions from any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company;
(c)   split, combine, reclassify, recapitalize, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities or otherwise amend any terms of any shares or series of the Company Capital Stock or equity interests in a manner that would increase the Aggregate Closing Date Merger Consideration payable to the stockholders of the Company;
(d)   reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries or of any Company Options in connection with the forfeiture or cancellation of such interests or Company Options upon the terms set forth in the underlying agreements governing such equity securities, (ii) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of the Company Options, (iii) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the Company Options or Company Warrants, and (iv) any redemption or purchase of any equity interests of the Company or its Subsidiaries, whether in a single transaction or a series of transaction, with an aggregate value not to exceed $1,000,000;
(e)   enter into, modify in any material respect or terminate (other than any expiration in accordance with its terms) any Contract of a type required to be listed in Section 4.12(a) of the Company Disclosure Letter, or any Real Property Lease, in each case, other than in the ordinary course of business or as required by Law (including, for the sake of clarity, supply agreements, distribution agreements and partnership agreements);
(f)   sell, assign, transfer, convey, lease, grant or encumber, or otherwise dispose of or authorize the sale, assignment, transfer, conveyance, lease, grant or encumbrance of (A) any material tangible assets or properties of the Company and its Subsidiaries, taken as a whole, except for (i) the sale of inventory, goods or services in the ordinary course of business, (ii) the sale or other disposition of assets or equipment deemed by the Company in its reasonable business judgement to be obsolete or no longer be material to the business of the Company and its Subsidiaries, or (iii) transactions in the ordinary course of business, or (B) any shares of any class of capital stock of, or any equity interests in, the Company or any Subsidiary of the Company, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary of the

Company, except for (i) increases to share capital of Subsidiaries of the Company in the ordinary course of business, (ii) the exercise or settlement of any Company Options in the ordinary course of business, or (iii) the grant of Company Options pursuant to the Company Incentive Plans, with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable, in substantially the forms previously made available to Acquiror, with no materially different terms from those set forth in such forms, including a thirty-six (36) month vesting period with a one (1) year cliff and annual partial vesting thereafter;
(g)   except as set forth on Section 6.1(g) of the Company Disclosure Letter, acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a substantial portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof if such acquisition, merger, or consolidation would require such entity’s financial statements to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act;
(h)   acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other entity that would require such entity’s financial statements to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act;
(i)   incur or assume any Indebtedness for borrowed money, except (1) as set forth on Section 6.1(i) of the Company Disclosure Letter, (2) as incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries, or (3) otherwise in an aggregate amount not to exceed $1,000,000;
(j)   (i) make or change any material election in respect of material Taxes, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any material closing agreement in respect of material Taxes executed on or prior to the Closing Date, (v) settle any claim or assessment in respect of material Tax liabilities, (vi) surrender any right to claim a material refund of Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than any extension pursuant to an extension to file any Tax Return);
(k)   knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment;
(l)   adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the transactions contemplated by this Agreement, including the Merger);
(m)   settle any pending or threatened Action, (i) if such settlement would require payment by the Company in an amount greater than $2,000,000 individually or in the aggregate together with any other settlement of any pending or threatened Action, (ii) to the extent such settlement includes an agreement to accept or concede injunctive relief or (iii) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing;
(n)   enter into or extend any collective bargaining agreement or similar labor agreement to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into such agreement in the ordinary course of business or as required by applicable Law;
(o)   terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any material insurance policy insuring the business of the Company or any of the Company’s Subsidiaries;
(p)   except as set forth on Section 6.1(p) of the Company Disclosure Letter or except as required under applicable Law or the terms of any Company Benefit Plan as in effect on the date hereof (A) grant any material increase in the compensation, incentives or benefits (including severance) payable or to become payable to any current or former director, officer, employee or consultant of the Company or any Subsidiary of the Company, other than market performance-based increases to salary or cash incentives in the ordinary course of business consistent with past practice, (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or severance agreement with any such individual, (C) accelerate the funding, payment, or vesting of any compensation or benefits, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees;
(q)   hire any employee or retain the independent contractor services of any individual whose individual base cash compensation is expected to exceed $400,000 per annum;
(r)   except as set forth on Section 6.1(r) of the Company Disclosure Letter, hire or otherwise retain the services of any individual as an officer or executive of the Company or any of its Subsidiaries, who (i) reports directly to the Chief Executive Officer (or any individual senior to the Chief Executive Officer) of the Company, or (ii) is an individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act after the Closing,;
(s)   except as required by applicable Law or as otherwise permitted by Section 6.1(p) or the terms of this Agreement, adopt, materially amend, or terminate any Company Benefit Plan in effect as of the date hereof or any employee benefit plan, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof;
(t)   materially amend or change any accounting policies or procedures of the Company or any Subsidiary of the Company, other than reasonable and usual amendments in the ordinary course of business, or as may be required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;
(u)   intentionally permit any material item of Intellectual Property owned by the Company or any of its Subsidiaries to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable, other than (i) the expiration of any such Intellectual Property in accordance with the applicable statutory term or abandonment of Intellectual Property registrations or applications in the ordinary course of business or (ii) as deemed by the Company or any of its Subsidiaries in their business judgment to be obsolete or not worth the costs of maintaining or registering; or
(v)   enter into any formal or informal agreement or otherwise make a binding commitment to do any action prohibited under this Section 6.1.
Nothing herein shall require the Company to obtain consent from the Acquiror to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and except as expressly set out above in this Section 6.1, nothing in this Section 6.1 is intended to give to the Acquiror, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. Prior to the Closing Date, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations as required by Law.
Section 6.2.   Inspection.   Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel, consultants,and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that the Company shall, and shall cause its Subsidiaries to, provide to

Acquiror and, if applicable, its accountants, counsel or other representatives, (a) such information and such other materials and resources relating to any Action initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (b) prompt written notice of any material status updates in connection with any such Actions or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (c) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Actions, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.
Section 6.3.   Preparation and Delivery of Updated Interim Financial Statements.
(a)   (i) As soon as reasonably practicable after the date of this Agreement, the Company shall deliver to Acquiror the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows, prepared in accordance with GAAP, of the Company and its Subsidiaries as of and for the nine (9)-month period ending September 30, 2022 (the “Q3 Financial Statements”), (ii) if the Registration Statement has not been declared effective prior to March 31, 2023, as soon as reasonably practicable following March 31, 2023, the Company shall deliver to Acquiror the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows, prepared in accordance with GAAP, of the Company and its Subsidiaries as of and for the twelve (12)-month period ending December 31, 2022 (the “Q4 Financial Statements”), and (iii) if the Registration Statement has not been declared effective by May 15, 2023, as soon as reasonably practicable following May 15, 2023, the Company shall deliver to Acquiror the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows, prepared in accordance with GAAP, of the Company and its Subsidiaries as of and for the three (3)-month period ending March 31, 2023 (the “Q1’23 Financial Statements”, and together (as applicable) with the Q4 Financial Statements and the Q3 Financial Statements, the “Updated Interim Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Updated Interim Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Updated Interim Financial Statements,mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.
(b)   After the date of this Agreement and until the Closing, solely if and to the extent prepared by the Company, the Company shall deliver to Acquiror unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries, all prepared in accordance with GAAP, for each calendar month ending after the date of this Agreement as soon as reasonably practicable.
Section 6.4.   Acquiror Extension Expenses.
(a)   From time to time, the Sponsor may provide an advance written request to the Company for disbursement of funds to pay Acquiror Extension Expenses (with supporting documentation attached thereto). Within five (5) days after such request and upon reasonable review and approval by the Company, the Company shall disburse the requested funds to the Sponsors to pay Acquiror Extension Expenses, by wire transfer of immediately available funds to an account or accounts designated in writing by the Sponsors (all such disbursements, collectively, the “Sponsor Advances”); provided, that the total amount of Sponsor Advances shall not exceed $500,000.00 and shall be subject to repayment or acceleration as contemplated under the Note Agreement.
(b)   Notwithstanding anything to the contrary contained herein, including Section 10.1 and Section 10.2, the provisions of Section 6.4 shall survive any termination of this Agreement.
Section 6.5.   Termination of Certain Agreements.   On and as of the Closing, the Company shall take actions reasonably necessary to cause the Contracts listed on Section 6.5 of the Company Disclosure Letter to be terminated or settled without further liability to the Company or any of the Company’s Subsidiaries (as applicable), in each case, except as otherwise set forth on Section 6.5 of the Company Disclosure Letter.

Section 6.6.   Acquisition Proposals.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, except as set forth on Section 6.1(g) of the Company Disclosure Letter, the Company and its Subsidiaries shall not, and the Company and its Subsidiaries shall direct its and their representatives, not to (i) knowingly solicit or initiate any inquiries, indications of interest, proposal or offer by any third party with respect to an Acquisition Proposal; (ii) furnish or make available to any third party information in respect of, or access to, the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal. The Company shall, and shall cause its Subsidiaries and instruct and use reasonable best efforts to instruct its and their respective affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Acquisition Proposal. The Company also agrees that it will promptly request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its, his or her consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it, him, or her prior to the date hereof, except such confidential information that may be stored on backup drives as part of its, his or her standard archiving process. If the Company or any of its Representatives receives any inquiry or proposal with respect to an Acquisition Proposal at any time prior to the Closing, then the Company shall promptly notify such Person in writing that the Company is subject to an exclusivity agreement with respect to the sale of the Company that prohibits it from considering such inquiry or proposal, and will provide Acquiror with a copy of any such written inquiry or proposal or a reasonably detailed summary of any such verbal inquiry or proposal, including in each case the identity of the Person making such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 6.6 by a party or any of its Subsidiaries or its or their respective affiliates or Representatives, in each case, at the express direction of such party shall be deemed to be a breach of this Section 6.6 by such party.
Section 6.7.   Company Employee Matters.   Prior to the Closing Date, the Company shall negotiate employment agreements (including related severance provisions) in good faith with each of the employees of the Company listed in Section 6.1(p) of the Company Disclosure Letter, which effective date of such employment agreements (including related severance provisions) shall be contingent upon, and effective as of, the Closing.
ARTICLE VII
COVENANTS OF ACQUIROR
Section 7.1.   Acquiror Employee Matters.
(a)   Equity Plan.   Prior to the Closing Date, Acquiror shall approve and adopt an incentive equity plan (the “Incentive Equity Plan”), effective as of one Business Day prior to the Closing Date, as proposed by the Board of Directors of the Company based on the advice of an independent compensation consultant and subject to reasonable review and approval by the Acquiror, such approval not to be unreasonably withheld. The Incentive Equity Plan shall have an initial share reserve ranging not to exceed ten percent (10%) of the fully-diluted Acquiror Common Stock immediately following the Closing, plus an annual “evergreen” increase, which, in each case, shall be based upon benchmarking against peer companies in consultation with an independent compensation consultant.
(b)   No Third-Party Beneficiaries.   Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.
Section 7.2.   Trust Account Proceeds and Related Available Equity.   Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Share Redemptions, (2) pay the Unpaid Transaction Expenses in accordance with Section 2.5(c), and (3) pay all remaining amounts, less the fees and costs incurred by the Trustee in accordance with the Trust Agreement, then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.3.   Nasdaq Listing.   From the date hereof through the Effective Time, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on the Nasdaq. As promptly as practicable following the date hereof, Acquiror shall prepare and submit to Nasdaq a listing application (“Listing Application”) (subject to the Company’s prior review and approval, which shall not be unreasonably withheld, conditioned, or delayed), covering the continued listing of Acquiror Common Stock and Acquiror Warrants and use its reasonable best efforts to obtain approval for the continued listing of the Acquiror Common Stock and Acquiror Warrants, and the Company shall reasonably cooperate with Acquiror with respect to such listing and to do such things as are necessary, proper and advisable which may be requested by Nasdaq in connection with such listing. Acquiror shall not submit the Listing Application or any supplement or amendment thereto, or respond to comments received from Nasdaq with respect thereto, without providing the Company a reasonable opportunity to review and comment thereon. Acquiror shall promptly notify the Company upon the receipt of any comments from Nasdaq, or any request from Nasdaq for amendments or supplements to the Listing Application and shall provide the Company with copies of all material correspondence between Acquiror or any of its Representatives, on the one hand, and Nasdaq, on the other hand, and all written comments with respect to the Listing Application received from Nasdaq, and advise the Company of any oral comments with respect to the Listing Application received from Nasdaq. Promptly after receiving notice thereof, Acquiror shall advise the Company of the time of the approval of the Listing Application and the approval for listing on the Nasdaq of the Acquiror Common Stock and Acquiror Warrants.
Section 7.4.   No Solicitation by Acquiror.   From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall direct its and their representatives, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) solicit or initiate any inquiry, indication or interest, proposal or offer or participate in any discussions or negotiations with any Person, or furnish or make available to such Person any information with respect to, a Business Combination Proposal (other than to make such Person aware of the provisions of this Section 7.4) or (iii) enter into any understanding, arrangement, acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other commitment (whether or not legally binding) with any third party relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall direct its officers and directors to, and Acquiror shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives); provided, however, that a party will not be required to inform the other party of the identity of the person or entity making such proposal.
Section 7.5.   Acquiror Conduct of Business.
(a)   During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement or the Ancillary Agreements, as required by Law (including as may be requested or compelled by any Governmental Authority), set forth on Section 7.5 of the Acquiror Disclosure Letter, or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use its commercially reasonable efforts to operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as contemplated by this Agreement, set forth on Section 7.5 of the Acquiror Disclosure Letter, or consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by Law:
(i)   seek any approval from the holders of shares of Acquiror Common Stock, to change, modify or amend the Trust Agreement, the Acquiror Warrants, the Warrant Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;
(ii)   (x) make, pay, set aside, or declare any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub Capital Stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend or modify any terms of any shares or series of Acquiror’s or Merger Sub Capital Stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire (or offer to purchase, repurchase, redeem or otherwise acquire) any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Common Stock made as part of the Acquiror Share Redemptions;
(iii)   (A) make or change any material election in respect of Taxes, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
(iv)   knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to cause the Merger to fail to qualify for the Intended Tax Treatment;
(v)   other than as expressly required by the Sponsor Support Agreement, enter into, renew, terminate, amend, restate, supplement or otherwise modify or waive any provision of any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsors and (y) any Person in which any of the Sponsors has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);
(vi)   incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (w) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (x) incurred between Acquiror and Merger Sub, (y) fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror, and (z) any Working Capital Loan incurred in the ordinary course of business in order to finance transaction costs in connection with a Business Combination and/or ordinary course working capital needs of Acquiror that occur after the date of this Agreement;
(vii)   (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Closing Date Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein (other than as set forth in the proviso of set forth in the first sentence of Section 5.12(b) of this Agreement);
(viii)   fail to use best efforts to maintain the listing of the Acquiror Units, the Acquiror Common Stock, and the Acquiror Warrants on the Nasdaq;
(ix)   incorporate, form or organize any new direct or indirect Subsidiary of Acquiror or engage in any new line of business that is materially different from the general nature of the businesses of the Acquiror or Merger Sub as of the date hereof;
(x)   enter into, modify or amend in any material respect or terminate (other than by expiration in accordance with the terms of any Contract without an auto-renewal or similar term) any material Contract, in each case, other than in the ordinary course of business;
(xi)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(xii)   waive, release, settle, compromise or otherwise resolve any Action, except in the ordinary course of business or whether such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $1,000,000 (net of any amounts covered by insurance) in the aggregate;
(xiii)   authorize, recommend, propose or announce an intention to adopt a plan of, or otherwise enter into or effect any, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Acquiror or Merger Sub (other than the Merger);
(xiv)   except as required by GAAP (or any interpretation thereof, including any new or changes to existing interpretations and guidance issued by the SEC or other Governmental Authority) or applicable Law, make any change in accounting methods, principles or practices; or
(xv)   enter into any agreement to do any action prohibited under this Section 7.5.
(b)   During the Interim Period, Acquiror shall, and shall cause Merger Sub to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party. Notwithstanding anything to the contrary in this Section 7.5, nothing in this Agreement shall prohibit or restrict Acquiror from extending, in accordance with Acquiror’s Governing Documents, the deadline by which it must complete its Business Combination pursuant to Section 7.10 hereof.
(c)   Nothing herein shall require Acquiror to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing in this Section 7.5 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of Acquiror prior to the Closing Date. Prior to the Closing Date, Acquiror shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations, as required by Law.
Section 7.6.   Post-Closing Directors and Officers of Acquiror.   Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that at the Effective Time, the initial directors and officers of Acquiror shall be as set forth on Section 2.7(a) of the Company Disclosure Letter (as may be updated by the Company prior to Closing following written notice to Acquiror, except as otherwise provided in Section 6.1), who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.
Section 7.7.   Indemnification and Insurance.
(a)   From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror

and each of its Subsidiaries (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.
(b)   For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the policy period most recently ended prior to the Closing Date; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.
(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.7.
(d)   On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.
Section 7.8.   Acquiror Public Filings.   From the date hereof through the Effective Time, Acquiror will use its best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.
Section 7.9.   Stockholder Litigation.   In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror by any of Acquiror’s stockholders prior to the Closing, Acquiror shall (a) promptly notify the Company of any such litigation, (b) keep the Company reasonably informed with respect to the status thereof, (c) provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, (d) consider in good faith the Company’s advice with respect to such litigation and (e) not settle or agree to settle any such litigation without the prior written consent of the

Company, such consent not to be unreasonably withheld, conditioned or delayed. The Company shall use its best efforts to support and provide information reasonably requested by the Acquiror with respect to any such litigation.
Section 7.10.   Extension.   Promptly after the date hereof, Acquiror will take, in accordance with applicable Law, Nasdaq rules and Acquiror’s Governing Documents, all action necessary to (i) to amend Acquiror’s Governing Documents to extend the time period for Acquiror to consummate its initial business combination from February 5, 2023 to June 30, 2023 (such proposal, the “Extension Proposal”), and (ii) prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of the Acquiror Stockholders of the Extension Proposal. Acquiror shall use its reasonable best efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC, and to have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing. Acquiror shall provide the Company a reasonable opportunity to review the Extension Proxy Statement prior to its filing with the SEC and will consider in good faith the incorporation of any comments thereto provided by the Company. As promptly as practicable after the Extension Proxy Statement is cleared by the SEC, Acquiror shall (A) cause the Extension Proxy Statement to be disseminated to the Acquiror Stockholders in compliance with applicable Law, (B) duly establish a record date for, give notice of, and convene and hold a meeting of the Acquiror Stockholders (the “Extension Meeting”) in accordance with the Acquiror’s Governing Documents for a date no later than two (2) Business Days prior to February 5, 2023 (or such later date as the Company and Acquiror shall agree), and (C) solicit proxies from the holders of Acquiror Common Stock to vote in favor of the Extension Proposal, and (D) provide its stockholders with the opportunity to elect to effect an Acquiror Share Redemption; provided that, notwithstanding anything to the contrary set forth in this Section 7.10 to the extent (1) the Acquiror Stockholder Approval is obtained at any time before the Extension Meeting is held and (2) the Closing has occurred prior to February 5, 2023, all obligations under this Section 7.10 shall terminate and be of no further force or effect. Acquiror shall, through the Acquiror Board, recommend to its stockholders the approval of the Extension Proposal, and include such recommendation in the Extension Proxy Statement. The Acquiror Board shall not withdraw, amend, qualify or modify its recommendation to the stockholders of Acquiror that they vote in favor of the Extension Proposal. Acquiror may only adjourn the Extension Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Extension Approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Acquiror prior to the Extension Meeting.
ARTICLE VIII
JOINT COVENANTS
Section 8.1.   HSR Act; Other Filings.
(a)   In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act (the “HSR Filing”); provided, that in the event the Federal Trade Commission and/or the U.S. Department of Justice is closed or not accepting such filings under the HSR Act (a “Government Closure”), such days shall be extended day-for-day, for each Business Day the Government Closure is in effect. Each of the Company and Acquiror shall use reasonable best efforts to comply with any Antitrust Information or Document Request.
(b)   Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Action brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c)   Acquiror and Company shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s or Acquiror’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), as applicable, (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.
(d)   With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.
(e)   Each of the Acquiror and the Company shall be responsible for and pay fifty percent (50%) of the filing fees payable to the Antitrust Authorities in connection with the HSR Filing.
Section 8.2.   Preparation of Proxy Statement and Registration Statement; Stockholders’ Meeting and Approvals.
(a)   Registration Statement and Prospectus.
(i)   As promptly as practicable after the execution of this Agreement, Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC the Registration Statement, which shall include the (x) proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Voting Stockholders relating to the Acquiror Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) a prospectus (such prospectus, together with any amendments or supplements thereto, the “Prospectus”), in connection with the registration under the Securities Act of the offering of shares of Acquiror Common Stock that constitute the Aggregate Closing Date Merger Consideration (the “Registration Statement Securities”). Each of Acquiror and the Company shall use its commercially reasonable efforts to cause the Registration Statement, including the Proxy Statement and Prospectus included therein, to comply in all material respects with the rules and regulations promulgated by the SEC, to respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the

Registration Statement, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement, Prospectus, a “Current Report” on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”).
(ii)   To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on each Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement or other Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii)   Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Voting Stockholders and at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv)   If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement, Prospectus, or the Registration Statement, so that none neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall (i) promptly notify the other parties, and (ii) promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Law, disseminate such information to the Acquiror Voting Stockholders.
(v)   The Company shall be responsible for and pay the filing fees payable to the SEC in connection with filing of the Registration Statement on behalf of Acquiror.

(b)   Acquiror Stockholder Approval.   Acquiror shall (x) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Acquiror Voting Stockholders in compliance with applicable Law, (ii) (1) duly give notice of and (2) convene and hold a meeting of its stockholders (the “Acquiror Stockholders’ Meeting”) in accordance with Acquiror’s Governing Documents and the Nasdaq rules and regulations for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (y) provide its stockholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its stockholders the (A) adoption of the Acquiror Restated Charter and the Acquiror Restated Bylaws (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement), including any separate or unbundled advisory proposals as are required to implement the foregoing and approval of the change of Acquiror’s name to “Tigo Energy, Inc.”, (B) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (C) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger pursuant to the rules of the Nasdaq, (D) approval of the adoption by Acquiror of the Incentive Equity Plan, (E) the election of directors effective as of the Closing as contemplated by Section 7.6, (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (G) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (H) adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (H), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement (“Acquiror Board Recommendation”). The Board of Directors of Acquiror shall not (I) withdraw, withhold, amend, qualify or modify, or publicly propose to withdraw, withhold, amend, qualify or modify, the Acquiror Board Recommendation or (II) following a request in writing by the Company that the Acquiror Board Recommendation be reaffirmed publicly, fail to reaffirm publicly the Acquiror Board Recommendation within ten (10) days after the Company made such request (either of the foregoing clauses (I) and (II), a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (aa) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting shall not be affected by any Modification in Recommendation, (bb) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting and submit for approval the Transaction Proposals and (cc) Acquiror agrees that if the Acquiror Stockholder Approval shall not have been obtained at any such Acquiror Stockholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Stockholders’ Meetings in order to obtain the Acquiror Stockholder Approval. Acquiror may only adjourn the Acquiror Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Voting Stockholders prior to the Acquiror Stockholders’ Meeting; provided, that the Acquiror Stockholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be originally scheduled to be held later than three (3) Business Days prior to the Agreement End Date.
(c)   Company Stockholder Approvals.   Upon the terms set forth in this Agreement, the Company shall, at its option, (i) seek to obtain the Company Stockholder Approvals in the form of an irrevocable written consent (the “Written Consent”) of each of the Requisite Company Stockholders (pursuant to the Company Holders Support Agreement) within three (3) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company determines it is not able to obtain the Written Consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, as soon as reasonably practicable after the Registration Statement is declared effective. The Company shall use its commercially reasonable efforts to obtain the Company Stockholder Approvals at such meeting of the stockholders of the Company and shall take all other action reasonably necessary or advisable to secure the Company Stockholder Approvals as soon as reasonably practicable after the Registration Statement is declared effective. The Board of Directors of the Company shall recommend to its stockholders that they approve this Agreement and the Merger.
Section 8.3.   Support of Transaction.   Without limiting any covenant contained in Article VI, or Article VII, Acquiror and the Company shall each, and each shall cause their respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to (a) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section 6.1 and no action taken by the Acquiror under this Section 8.3 will constitute a breach of Section 7.5. Without breach of any representation, warranty, covenant or agreement of the Company under this Agreement or the Confidentiality Agreement and notwithstanding anything to the contrary contained herein or therein, the Company or any of its Subsidiaries may, following consultation with Acquiror in good faith, purchase and/or sell (but may not redeem (including through the Acquiror Share Redemption)) shares of Acquiror Common Stock at any time prior to the Closing; provided, that the Company shall cause all shares so acquired that are owned by the Company or any of its Subsidiaries as of the record date established pursuant to Section 8.2(b) to be voted in favor of each of the Transaction Proposals.
Section 8.4.   Tax Matters.
(a)   All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Company Transaction Expenses; provided, that any Taxes imposed under Section 4501 of the Code (as amended by the Inflation Reduction Act of 2022, H.R. 5376) shall constitute Acquiror Transaction Expenses. The party responsible for filing any necessary Tax Returns with respect to Transfer Taxes under applicable Law shall cause such Tax Returns to be filed, and, if required by applicable Law, the other parties will join in the execution of any such Tax Returns.
(b)   If the SEC requires that a Tax opinion be prepared and submitted in connection with the Registration Statement (including the Proxy Statement and/or Prospectus included therein, as applicable), whether as an exhibit to the Registration Statement or otherwise, and if such a Tax opinion is being provided by a Tax counsel, the parties hereto shall, and shall cause their Affiliates to, (i) cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such counsel, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such counsel dated as of the date requested by such counsel, containing such customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion; provided, that notwithstanding anything herein to the contrary, nothing in this Agreement shall require (x) any counsel to the Company or its advisors to provide an opinion with respect to any Tax matters relating to or affecting the SPAC or its holders or (y) any counsel to the SPAC or its advisors to provide an opinion that the Merger qualifies for the Intended Tax Treatment; provided, further, that neither this provision nor any other provision in this Agreement shall require the provision of a Tax opinion by any party’s counsel or advisors to be an express condition precedent to the Closing.
Section 8.5.   Section 16 Matters.   Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of Acquiror Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.6.   Cooperation; Consultation.   Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request, (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.
ARTICLE IX
CONDITIONS TO OBLIGATIONS
Section 9.1.   Conditions to Obligations of Acquiror, Merger Sub, and the Company.   The obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:
(a)   The Acquiror Stockholder Approval shall have been obtained;
(b)   The Company Stockholder Approvals shall have been obtained;
(c)   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d)   The waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;
(e)   There shall not be in force any Governmental Order, statute, rule or regulation restraining, enjoining, or otherwise prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;
(f)   Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to or upon the Closing;
(g)   The shares of Acquiror Common Stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq;
(h)   A copy of the Lock-Up Agreement duly executed by each stockholder of the Company;
(i)   The transactions contemplated by the Sale and Purchase Agreement shall have been consummated;
(j)   A copy of the BCMA Termination Agreement duly executed by Acquiror, the Company, Roth Capital Partners, LLC, and Craig-Hallum Capital Group LLC;
(k)   The consents, approvals, authorizations and other requirements set forth in Section 4.4 and Section 4.5 of the Company Disclosure Letter shall have been obtained;
(l)   Acquiror’s shall have fulfilled its obligation to effectuate the Acquiror Share Redemptions in accordance with its Governing Documents;

(m)   White & Case LLP, counsel to the Company, shall have furnished to the Underwriters such counsel’s 10b-5 statement, as counsel to the Company, addressed to the Underwriters and dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters;
(n)   DLA Piper, LLP (US), counsel to the Acquiror, shall have furnished to the Underwriters such counsel’s 10b-5 statement, as counsel to the Acquiror, addressed to the Underwriters and dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters; and
(o)   Ellenoff Grossman & Schole LLP, counsel to the Underwriter, shall have furnished to the Underwriters such counsel’s 10b-5 statement, as counsel to the Underwriter, addressed to the Underwriters and dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters.
Section 9.2.   Conditions to Obligations of Acquiror and Merger Sub.   The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:
(a)   (i) The representations and warranties of the Company contained in Section 4.6 (Capitalization of the Company) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date; (ii) the Company Fundamental Representations (other than the representations and warranties made pursuant to Section 4.6) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements; and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(b)   Each of the covenants of the Company to be performed as of or prior to the Closing (including the execution and delivery of all agreements, certificates and instruments by the Company contemplated herein other than the certificate and form of notice to the IRS contemplated in Section 2.5(a)(iv)) shall have been performed in all material respects; provided, that for purposes of this Section 9.2(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date);
(c)   Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect that is continuing as of the Effective Time;
(d)   The Company shall have delivered to the Acquiror the Financial Statements and as well as pro forma financial statements required under federal securities laws to be included in Acquiror SEC Filings in connection with the transactions contemplated by this Agreement;
(e)   At the time of effectiveness of the Registration Statement and dated as of the date of effectiveness of the Registration Statement, the Company delivered, or caused to be delivered, to Acquiror from its accountants, a letter in form and substance satisfactory to Acquiror, containing statements and information of the type ordinarily included or as otherwise necessary in order to assist in receiving customary “comfort” (including as to “negative assurance” comfort) with respect to the financial statements and certain financial information contained in the Registration Statement; and

(f)   The Company shall have delivered (or caused to be delivered) the Sponsor Consideration to the Sponsors pursuant to the Sale and Purchase Agreement and Section 2.5(a)(v).
Section 9.3.   Conditions to the Obligations of the Company.   The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   (i) The representations and warranties of Acquiror contained in Section 5.12 (Capitalization of Acquiror) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date; (ii) the Acquiror Fundamental Representations (other than the representations and warranties made pursuant to Section 5.12) shall be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement; and (iii) each of the representations and warranties of Acquiror contained in this Agreement (other than the Acquiror Fundamental Representations) (disregarding any qualifications and exceptions contained therein relating to materiality, Acquiror Material Adverse Effect or any similar qualification or exception) shall be true and correct, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect; and
(b)   Each of the covenants of Acquiror to be performed as of or prior to the Closing (including the execution and delivery of all agreements, certificates and instruments by the Acquiror and Merger Sub contemplated herein other than the IRS Form W-9 for each Sponsor contemplated by Section 2.5(b)(v)) shall have been performed in all material respects;
Section 9.4.   Frustration of Conditions.   Neither the Acquiror, nor Merger Sub nor the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to act in good faith or to take such actions as may be necessary to cause the conditions of the other party to be satisfied, as required by Section 8.3.
ARTICLE X
TERMINATION/EFFECTIVENESS
Section 10.1.   Termination.   This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing, as follows:
(a)   by mutual written consent of the Company and Acquiror;
(b)   by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;
(c)   by the Company if the Acquiror Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(d)   by Acquiror if the Company Stockholder Approvals shall not have been obtained within ten (10) Business Days after the date the Registration Statement becomes effective, provided, that

Acquiror shall have no right to terminate this Agreement at any time following the delivery to the Acquiror, or its Representatives on its behalf, of the Company Stockholder Approval, even if the Company Stockholder Approval is actually delivered following such ten (10) Business Days period after the effective date of the Registration Statement;
(e)   by the Company by written notice to the Acquiror from the Company if, as of February 28, 2023 (the “Capital Raise End Date”), the Actual Capital Raise Amount calculated during the period commencing on the date of this Agreement through and including the Capital Raise End Date is less than $15,000,000, provided, that, the Company shall have no right to terminate this Agreement pursuant to this Section 10.1(e) unless it has used commercially reasonable efforts to raise such Actual Capital Raise Amount, and provided further that if the Company determines not to exercise its termination right pursuant to this Section 10.1(e) within five (5) Business Days after the Capital Raise End Date, the Company shall no longer have a right to terminate this Agreement pursuant to this Section 10.1(e);
(f)   prior to the Closing by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”); provided, that Acquiror has not waived such Terminating Company Breach and Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided further that, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before June 30, 2023 (the “Agreement End Date”), unless Acquiror is in material breach hereof and such breach or violation is the principal cause of the failure of the conditions specified in Section 9.2(a) or Section 9.2(b) on or prior to such date; or
(g)   prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, or if any representation or warranty of the Acquiror shall have become untrue, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”); provided, that Company has not waived such Terminating Acquiror Breach and Acquiror is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided further, that, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof and such breach or violation is the principal cause of the failure of the conditions specified in Section 9.3(a) and Section 9.3(b) on or prior to such date.
Section 10.2.   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, directors, managers, officers, employees, equityholders, partners, members or representatives, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any fraud or willful and material breach of this Agreement occurring prior to such termination by a party hereto, except that (i) in the event of a termination pursuant to Section 10.1(e), the Company shall pay to the Sponsors, by wire transfer of immediately available funds to an account or accounts designated in writing by the Acquiror, a breakup fee of $3,000,000 (the “Company Termination Fee”), and (ii) the provisions of Section 6.4, this Section 10.2 and ARTICLE XI and the Confidentiality Agreement shall survive any termination of this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event that the Company Termination Fee is paid to the Sponsors in circumstances for which such fee is payable pursuant to this Section 10.2, payment of the Company Termination Fee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Sponsors, the Acquiror and their respective Affiliates, directors, managers, officers, employees, equityholders, partners, members or representatives against the Company, the Company Stockholders and their respective Affiliates, directors, managers, officers, employees, equityholders, partners, members or representatives for any loss suffered as a result of the failure to consummate the transactions contemplated by, or for a breach or failure to perform under, this Agreement or the Ancillary Agreements, and upon payment of such amount, none of the Company, any Company Stockholders or their respective Affiliates, directors, managers, officers, employees, equityholders, partners, members or representatives shall have any further liability relating to or arising out of this Agreement or the Ancillary Agreements or the transactions contemplated thereby except for payment of the Company Termination Fee. It is agreed that the Company Termination Fee is liquidated damages and not a penalty, and the payment of the Company Termination Fee in the circumstances specified herein is supported by due and sufficient consideration.
ARTICLE XI
MISCELLANEOUS
Section 11.1.   Trust Account Waiver.   The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the Acquiror’s prospectus dated August 5, 2021 and filed with the SEC (File No. 333-257779) on August 6, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the IPO Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a stockholder vote to amend Acquiror’s Governing Documents to modify the substance or timing of the obligation to redeem one hundred percent (100%) of Acquiror Common Stock if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Stock properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for (i) legal relief against monies or other assets held outside the Trust Account, or (ii) specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).
Section 11.2.   Waiver.   Any party to this Agreement may, at any time prior to the Closing, (i) extend the time for the performance of the obligations or acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (iii) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3.   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours (and otherwise as of the immediately following Business Day) (excluding any automated reply, such as an out-of-office notification), addressed as follows:
(a)   If to Acquiror or Merger Sub prior to the Closing, or to Acquiror after the Effective Time, to:
Roth CH Acquisition IV Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660
Attention: Byron Roth
Email: broth@roth.com
with copies to (which shall not constitute notice):
DLA Piper LLP (US)
2525 East Camelback Road, Suite 1000
Phoenix, AZ 85016
Attention: Steven D. Pidgeon
Email: steven.pidgeon@us.dlapiper.com
(b)   If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:
Tigo Energy, Inc.
655 Campbell Technology Parkway
Suite 150
Campbell, CA 95008
Attention:
Zvi Alon

Email:
Zvi.Alon@tigoenergy.com

with copies to (which shall not constitute notice):
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention:
Colin Diamond
Bryan Luchs
Laura Katherine Mann

Email:
cdiamond@whitecase.com
bryan.luchs@whitecase.com
laurakatherine.mann@whitecase.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
Section 11.4.   Assignment.    No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
Section 11.5.   Rights of Third Parties.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.15.

Section 11.6.   Expenses.   Except as otherwise set forth in this Agreement, including any filing fees related to the HSR Act which shall be paid pursuant to Section 8.1(e) and any filing fees related to the filing of the Registration Statement, which shall be paid pursuant to Section 8.2(a)(v), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, the Surviving Corporation shall pay or cause to be paid, the Unpaid Transaction Expenses in accordance with Section 2.5(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by the Surviving Corporation or the Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.
Section 11.7.   Headings; Counterparts.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement or any amendment hereto by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any amendment hereto.
Section 11.8.   Company and Acquiror Disclosure Letters.   The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.9.   Entire Agreement.   (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement, Company Holders Support Agreement, (iii) the Lock-Up Agreement, (iv) the Registration Rights Agreement, (v) the Confidentiality Agreement, dated as of October 28, 2022, between Acquiror and the Company (the “Confidentiality Agreement”), (vi) the Purchase and Sale Agreement, (vii) the Restrictive Covenant Agreements, and (viii) the Note Agreement (clause (ii) through (viii), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.
Section 11.10.   Amendments   . This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.
Section 11.11.   Publicity.
(a)   All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.11(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.11(a).

(b)   The restriction in Section 11.11(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.11.
Section 11.12.   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 11.13.   Jurisdiction; Waiver of Jury Trial.
(a)   This Agreement, and all Actions based upon, arising out of, or related to this Agreement or the transactions contemplated herein, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery in the City of Wilmington, New Castle County, Delaware or, in the event such court lacks subject matter jurisdiction, the United States District Court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. In addition, each of the parties further agrees that service of any process, summons, notice or document by U.S. registered mail (or similar private providers of mail services) to such party’s respective primary address shall be effective service of process with respect to any matters brought hereunder. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.13.
(b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY, TO THE FULLEST EXTENT PERMITTED BY LAW, WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.14.   Enforcement.   The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Ancillary Agreement in accordance with its specified terms or otherwise breach such provisions.
The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any Ancillary Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the termination of this Agreement in accordance with Section 10.1, this being in addition to any other remedy to which they are entitled under this Agreement or any Ancillary Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement or any Ancillary Agreement and to enforce specifically the terms and provisions of this Agreement or any Ancillary Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction. Without limiting the generality of the foregoing, or the other provisions of this Agreement, Acquiror acknowledges and agrees that the Company may, without breach of this Agreement, (i) with respect to any Ancillary Agreement to which the Company is a party or a third party beneficiary thereof, institute or pursue an Action directly against the counterparty(ies) to such Ancillary Agreement seeking, or seek or obtain a court order against the counterparty(ies) to such Ancillary Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Ancillary Agreement, (ii) with respect to any Ancillary Agreement to which the Company is not a party or a third party beneficiary thereof, be entitled, upon written notice to Acquiror, (A) require Acquiror to enforce its rights under any such Ancillary Agreement through the initiation and pursuit of litigation (including seeking, or seek or obtain a court order against the counterparty(ies) to such Ancillary Agreement for, injunctive relief, specific performance, or other equitable relief with respect to such Ancillary Agreement) in the event the counterparty under such Ancillary Agreement is in breach of its obligations thereunder, (B) have approval rights over Acquiror’s selection of counsel for any such litigation (such approval not to be unreasonably withheld, conditioned or delayed), (C) select a separate counsel to participate alongside Acquiror’s counsel in any such litigation (at the expense of the Company); provided, that such separate counsel shall not be entitled to control or seek court orders on Acquiror’s behalf, and/or (D) fund any such litigation and (iii) require Acquiror to promptly execute, and Acquiror hereby agrees to execute and comply with, any and all documents designed to implement or facilitate the execution of the rights contemplated in this sentence.
Section 11.15.   Non-Recourse.   Except in the case of claims against a Person in respect of such Person’s actual fraud:
(a)   Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and
(b)   except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
Section 11.16.   Non-Survival of Representations, Warranties and Covenants.   None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI; provided, that neither this Section 11.16 nor anything else in this Agreement to the contrary shall limit the survival of any covenant or agreement of the parties under Section 2.8 or Section 8.4 which by its terms is required be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms.

Section 11.17.   Conflicts and Privilege.
(a)   Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsors, the stockholders or holders of other equity interests of Acquiror or the Sponsors and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Sponsor Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Company Group, on the other hand, any legal counsel, including DLA Piper LLP (US) (“DLA”), that represented Acquiror and/or the Sponsors prior to the Closing may represent the Sponsors and/or any other member of the Sponsor Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsors. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsors and/or any other member of the Sponsor Group, on the one hand, and DLA, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Sponsor Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsors under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
(b)   Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Company Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Sponsor Group, on the other hand, any legal counsel, including White & Case LLP (“W&C”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
ROTH CH ACQUISITION IV CO.
By:
/s/ Byron Roth

Name: Byron Roth
Title: Co-Chief Executive Officer
ROTH IV MERGER SUB INC.
By:
/s/ Byron Roth

Name: Byron Roth
Title: Chief Executive Officer
TIGO ENERGY, INC.
By:
/s/ Zvi Alon

Name: Zvi Alon
Title: Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Annex B — Proposed Amended and Restated Charter of Combined Company
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ROTH CH ACQUISITION IV CO.
The present name of the corporation is “Roth CH Acquisition IV Co.”. The original certificate of incorporation of the corporation was filed with the Secretary of State of the State of Delaware on February 13, 2019 (the “Original Certificate of Incorporation”). The Original Certificate of Incorporation was amended by certificates of amendment filed by the corporation with the Secretary of State of the State of Delaware on June 24, 2020, June 30, 2020 and August 31, 2020, and on August 5, 2021, was amended and restated in its entirety by the filing of an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware (the “Amended and Restated Certificate of Incorporation”). This Second Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Incorporation”), which restates and integrates and also further amends the provisions of the Amended and Restated Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”). The Amended and Restated Certificate of Incorporation is hereby amended, integrated and restated to read in its entirety as follows:
ARTICLE I
NAME
The name of the corporation is Tigo Energy, Inc. (the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is 1209 Orange St., Wilmington, Delaware 19801 in the County of New Castle. The name of its registered agent at such address is National Registered Agents, Inc.
ARTICLE III
PURPOSE AND DURATION
The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL. The Corporation is to have a perpetual existence.
ARTICLE IV
CAPITAL STOCK
The total number of shares of all classes of stock that the Corporation shall have authority to issue is 160,000,000, which shall be divided into two classes as follows:
150,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”); and
10,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).
Section 1.   Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.
Section 2.   Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is hereby authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of Preferred Stock, of one or more series of Preferred Stock by filing a certificate (a “Certificate of Designation”) pursuant to the DGCL, setting forth such resolution and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. The powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock), no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Certificate of Incorporation. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the DGCL. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.
Section 3.   Each holder of record of Common Stock, as such, shall have one vote for each share of Common Stock which is outstanding in his, her or its name on the books of the Corporation on all matters on which stockholders are entitled to vote generally. Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation relating to such series of Preferred Stock).
ARTICLE V
BOARD OF DIRECTORS
For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:
Section 1.   Except as otherwise provided in this Certificate of Incorporation and the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
Section 2.   Except as otherwise provided in this Certificate of Incorporation, the number of directors which shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. Beginning with the Corporation’s first annual meeting of stockholders, the directors, including any of those elected by the holders of any series of Preferred Stock, shall be elected to hold office for a term expiring at the next annual meeting of the stockholders of the Corporation and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office.
Section 3.   Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock of the Corporation entitled to vote on the election of such director, voting together as a single class.

Section 4.   Except as otherwise expressly required by law, and subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, any vacancies on the Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal. A vacancy in the Board shall be deemed to exist under this Certificate of Incorporation in the case of the death, removal, resignation or disqualification of any director.
Section 5.   During any period when the holders of any series of Preferred Stock have the special right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such series of Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by this Certificate of Incorporation (including any Certificate of Designation establishing any series of Preferred Stock), whenever the holders of any series of Preferred Stock having the special right to elect additional directors are divested of such right pursuant to this Certificate of Incorporation (including any such Certificate of Designation), the terms of office of all such additional directors elected by the holders of such series, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and each such director shall cease to be qualified as (and shall cease to be) a director, and the total authorized number of directors of the Corporation shall be reduced accordingly.
Section 6.   The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.
Section 7.   Except as may otherwise be set forth in the resolution or resolutions of the Board providing for the issuance of one or more series of Preferred Stock, and then only with respect to such series of Preferred Stock, cumulative voting in the election of directors is specifically denied.
ARTICLE VI
STOCKHOLDERS
Section 1.   Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting); provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock.
Section 2.   Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time by the chairperson of the Board or a resolution adopted by the affirmative vote of the majority of the then-serving members of the Board, but such special meetings may not be called by stockholders or any other Person or Persons.
Section 3.   Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII
LIABILITY AND INDEMNIFICATION
Section 1.   To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.
Section 2.   The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
Section 3.   Neither any amendment nor repeal of this Article VII, nor the adoption by amendment of this Certificate of Incorporation of any provision inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article VII, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.
ARTICLE VIII
EXCLUSIVE FORUM
Section 1.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim against the Corporation, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws, or (iv) any action, suit or proceeding asserting a claim against the Corporation, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of this Section 1 of this Article VIII is filed in a court other than the Chancery Court (a “Foreign Action”) by any stockholder (including any beneficial owner), to the fullest extent permitted by law, such stockholder shall be deemed to have consented to: (a) the personal jurisdiction of the Chancery Court in connection with any action brought in any such court to enforce this Section 1 of this Article VIII; and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 2.   Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Notwithstanding the foregoing, the foregoing provisions of this Article VIII shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.
To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII.

ARTICLE IX
CERTAIN STOCKHOLDER RELATIONSHIPS
Section 1.   In recognition and anticipation that members of the Board who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
Section 2.   No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 3 of this Article IX. Subject to Section 3 of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.
Section 3.   The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 2 of this Article IX shall not apply to any such corporate opportunity.
Section 4.   In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy. The Board shall have final and conclusive authority to determine if a corporate opportunity shall be deemed a potential corporate opportunity for the Corporation.
Section 5.   Solely for purposes of this Article IX, “Affiliate” shall mean (a) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.
Section 6.   To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X
AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS
Section 1.   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons herein are granted by and pursuant to this Certificate of Incorporation in its current form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Corporation required by law or by this Certificate of Incorporation or any Certificate of Designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least 66 2∕3% of the voting power of all of the then-outstanding stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Article V, Article VI, Article VII, Article VIII, and this Article X.
Section 2.   The Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. The stockholders may also make, repeal, alter, amend or rescind, in whole or in part, the Bylaws; provided, however, that notwithstanding any other provisions of this Certificate of Incorporation, the Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of capital stock of the Corporation or any particular class or series thereof required by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the Bylaws or applicable law, the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares of stock entitled to vote at an election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.
ARTICLE XI
SEVERABILITY
If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any section or paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.
ARTICLE XII
DEFINITIONS
As used in this Certificate of Incorporation, except as otherwise expressly provided herein and unless the context requires otherwise, the following terms shall have the following meanings:
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger, consolidation, division or otherwise) of such entity.
“Securities Act” means the Securities Act of 1933, as amended.
* * * *

IN WITNESS WHEREOF, Roth CH Acquisition IV Co. has caused this Certificate of Incorporation to be executed by its duly authorized officer on this [•] day of [•], 2022.
ROTH CH ACQUISITION IV CO.
By:

Name:

Title:

Annex C — Proposed Amended and Restated Bylaws of Combined Company

AMENDED AND RESTATED
BYLAWS OF
TIGO ENERGY, INC.
(A DELAWARE CORPORATION)

C-i

C-ii

Amended and Restated
Bylaws of
Tigo Energy, Inc.

Article I — Corporate Offices
1.1   Registered Office.
The address of the registered office of Tigo Energy, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2   Other Offices.
The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.
Article II — Meetings of Stockholders
2.1   Place of Meetings.
Meetings of stockholders shall be held at such place, if any, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive offices.
2.2   Annual Meeting.
The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.
2.3   Special Meeting.
Special meetings of the stockholders may be called only by such Persons and only in such manner as set forth in the Certificate of Incorporation. The Board may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board.
No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.
2.4   Advance Notice Procedures for Business Brought before a Meeting.
(i)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) if not specified in a notice of meeting, otherwise properly brought before the meeting by or at the direction of the Board or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4. The foregoing clause (c) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4 and Section 2.5 of these bylaws,

“present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or, if the proposing stockholder is not an individual, a qualified representative of such proposing stockholder, appear at such annual meeting, and a “qualified representative” of such proposing stockholder shall be, if such proposing stockholder is (x) a general or limited partnership, any general partner or Person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (y) a corporation or a limited liability company, any officer or Person who functions as an officer of the corporation or limited liability company or any officer, director, general partner or Person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company or (z) a trust, any trustee of such trust. This Section 2.4 shall apply to any business that may be brought before an annual meeting of stockholders other than nominations for election to the Board at an annual meeting, which shall be governed by Section 2.5 of these bylaws. Stockholders seeking to nominate Persons for election to the Board must comply with Section 2.5 of these bylaws, and this Section 2.4 shall not be applicable to nominations for election to the Board except as expressly provided in Section 2.5 of these bylaws.
(ii)   The only matters that may be brought before a special meeting are those matters specified in the Corporation’s notice of meeting given by or at the direction of the Person calling the meeting pursuant to the Certificate of Incorporation and Section 2.3 of these bylaws.
(iii)   Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary of the Corporation and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day and not earlier than the close of business on the one hundred twentieth day (120th) day, in each case, prior to the one-year anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the business combination contemplated by that certain Agreement and Plan of Merger, dated as of [•], 2022 (the “Merger Agreement”), by and among Roth CH Acquisition IV Co., [Roth Merger Sub], and Tigo Energy, Inc., be deemed to have occurred on [•], 2022); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the close of business on the later of: (1) the ninetieth (90th) day prior to such annual meeting or (2) on the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made, (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.
(iv)   To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the secretary shall set forth:
(a)   As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the number of shares of each class or series of stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person or any of its affiliates or associates (for purposes of these bylaws, as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(b)   As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in

Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of stock of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence (including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly (a) give a Person economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any Person with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any Person with respect to any shares of any class or series of capital stock of the Corporation) in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any performance-related fee (other than an asset-based fee) that such Proposing Person, directly or indirectly, is entitled to receive that is based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Position, (C) any rights to dividends or distributions on the shares of any class or series of stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (D) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (E) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (F) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (G) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation and (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner;
(c)   As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting,

the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these bylaws or the Certificate of Incorporation, the text of such proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other Person (including their names) in connection with the proposal of such business by such Proposing Person or in connection with acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation, (D) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known, the class and number of all shares of the Corporation’s capital stock owned of record or beneficially by such other stockholder(s) or other beneficial owner(s) and (E) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(iv) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner;
(d)   An acknowledgement that if such stockholder giving the notice (or such stockholder’s qualified representative) does not appear at such meeting (including virtually in the case of a meeting held solely by means of remote communication) to present the proposed business the Corporation need not present such proposed business for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation;
(e)   A representation as to whether or not the Proposing Person intends (or is part of a group that intends) to (1) deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under the DGCL, the Certificate of Incorporation and these Bylaws to carry the proposal (an affirmative statement of such intent being a “Solicitation Notice”) or (2) otherwise engage in a solicitation (within the meaning of Rule 14a-1(l) under the Exchange Act) with respect to the proposal, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation; and
(f)   Such written consent of the Proposing Person to the public disclosure of information provided to the Corporation pursuant to this Section 2.4.
(v)   For purposes of this Section 2.4, the term “Proposing Person” shall mean (a) the stockholder providing the notice of business proposed to be brought before an annual meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, or (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(vi)   A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). If the Proposing Person has provided the Corporation with a Solicitation Notice, such Proposing Person must have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under the DGCL, the Certificate of Incorporation and these Bylaws to carry any such proposal and must have included in such materials the Solicitation Notice. If no Solicitation Notice relating thereto has been timely provided pursuant to this Section 2.4, the Proposing Person must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 2.4. Notwithstanding the foregoing provisions of this Section 2.4, unless otherwise required by law, if the stockholder giving the notice required by this Section 2.4 (or such stockholder’s qualified representative) does not appear at the annual or special meeting of stockholders of the Corporation to present the proposed item of business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
(vii)   Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The Board or a designated committee thereof shall have the power to determine whether business proposed to be brought before the annual meeting was made in accordance with the provisions of these bylaws. If neither the Board nor such designated committee makes a determination as to whether any nomination was made in accordance with the provisions of these bylaws, the chairperson of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting. If the Board or a designated committee thereof or the chairperson of the meeting, as applicable, determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.4, any such business not properly brought before the meeting shall not be transacted.
(viii)   In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or the holders of any series of Preferred Stock (as defined in the Certificate of Incorporation).
(ix)   For purposes of these bylaws, (i) “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and (ii) (ii) “qualified representative” shall mean (1) a duly authorized officer, manager or partner of the stockholder giving the notice required by this Section 2.4 or Section 2.5 of these bylaws or (2) a person authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of such a writing) delivered by such stockholder to the Secretary of the Corporation at the principal executive offices of the Corporation prior to the making of any nomination or proposal at a stockholder meeting stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders, which writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, must be produced at least 24 hours prior to the meeting of stockholders.
2.5   Advance Notice Procedures for Nominations of Directors.
(i)   Annual Meeting of Stockholders.   Nominations of any person for election to the Board in the case of an annual meeting may be made at such meeting only (1) by or at the direction of the Board, including by any committee or Persons authorized to do so by the Board or these bylaws, or (2) by a stockholder present in person (as defined in Section 2.4) who (i) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) has complied with this Section 2.5 as to such notice and nomination.
(a)   The foregoing clause (2) shall be the exclusive means for a stockholder to make any nomination of a Person or Persons for election to the Board at any annual meeting of stockholders.
(b)   Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting pursuant to Section 2.5(i)(2), the stockholder must (A) provide Timely Notice (as defined in Section 2.4(iii) of these bylaws) thereof in writing and in proper form to the secretary of the Corporation, (B) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5, and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a Nominating Person may nominate for election at the annual meeting pursuant to Section 2.5(i)(2) of these bylaws shall not exceed the number of directors to be elected at such annual meeting.
(c)   To be in proper form for purposes of Section 2.5(i)(2), a stockholder’s notice to the secretary shall set forth:
(A)   As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iv)(a) of these bylaws) except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iv)(a);
(B)   As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iv)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iv)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iv)(c) shall be made with respect to nomination of each Person for election as a director at the meeting);
(C)   As to each candidate whom a Nominating Person proposes to nominate for election as a director, (1) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (2) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (3) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (1) through (3) are referred to as “Nominee Information”), and (4) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(e);
(D)   An acknowledgement that if the stockholder giving the notice (or such stockholder’s qualified representative) does not appear at such meeting (including virtually in the case of a meeting held solely by means of remote communication) to present the stockholder’s proposed nominee for election, the Corporation need not present such nominee for election, notwithstanding that proxies in respect of such vote may have been received by the Corporation;
(E)   A representation as to whether or not the Nominating Person intends (or is part of a group that intends) to (1) deliver a proxy statement and form of proxy to at least sixty seven percent (67%) of voting power of all of the shares of capital stock of the Corporation (an affirmative statement of such intent being a “Nominee Solicitation Notice”) or (2) otherwise engage in a solicitation (within the meaning of Rule 14a-1(l) under the Exchange Act) with respect to the nomination, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation; and
(F)   Any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
(d)   A stockholder providing notice of any nomination proposed to be made at the applicable meeting of stockholders shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). If the Nominating Person has provided the Corporation with a Nominee Solicitation Notice, such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to holders of at least sixty seven percent (67%) of the Corporation’s voting shares, and must have included in such materials the Nominee Solicitation Notice. If no Nominee Solicitation Notice relating thereto has been timely provided, the Nominating Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Nominee Solicitation Notice. Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, if the stockholder giving the notice required by this Section 2.5 (or such stockholder’s qualified representative) does not appear at the meeting of stockholders of the Corporation to present its nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
(e)   To be eligible to be a candidate for election as a director of the Corporation at the applicable meeting of stockholders, a candidate must be nominated in the manner prescribed in this Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the secretary at the principal executive offices of the Corporation, (1) a completed written questionnaire (in the form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination and (2) upon request of the Corporation, a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any Person other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director of the Corporation that has not been disclosed therein, (B) understands his or her duties as a director under the DCGL, the Certificate of Incorporation, and the policies and guidelines of the Corporation applicable to all directors and agrees to act in accordance with those duties while serving as a director, (C) is not or will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any Person as to how such nominee, if elected as a director, will act or vote as a director on any issue or question to be decided by the Board, in any case, to the extent that such arrangement, understanding, commitment or assurance (i) could limit or interfere with his or her ability to comply, if elected as director of the Corporation, with his or her fiduciary duties under the DGCL, the Certificate of Incorporation, and with policies and guidelines of the Corporation applicable to all directors or (ii) has not been disclosed to the Corporation prior to or concurrently with the Nominating Person’s submission of the nomination, and (D) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to all directors and in effect during such Person’s term in office as a director (and, if requested by any candidate for nomination, the secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(f)   The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the applicable meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines, if any.
(ii)   Special Meetings of Stockholders.   No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board, including by any committee or Persons authorized to do so by the Board or these bylaws or (2) provided that the Board has determined that directors shall be elected at such meeting, by a stockholder present in person (as defined in Section 2.4) who (i) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) has complied with this Section 2.5 as to such notice and nomination. The foregoing clause (2) shall be the exclusive means for a stockholder to make any nomination of a Person or Persons for election to the Board at any special meeting of stockholders. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by and meeting the requirements of paragraphs 2.5(i)(b), 2.5(i)(c), 2.5(i)(d), 2.5(i)(e) and 2.5(i)(f) of this Section 2.5 shall be delivered to the secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(iii)   General.
(a)   For purposes of this Section 2.5, the term “Nominating Person” shall mean (A) the stockholder providing the notice of the nomination proposed to be made at the meeting, (B) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (C) any other participant in such solicitation.
(b)   Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with this Section 2.5.
(c)   In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
(d)   No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5, as applicable. The Board or a designated committee thereof shall have the power to determine whether a nomination before the applicable meeting of stockholders was made in accordance with the provisions of these bylaws. If neither the Board nor such designated committee makes a determination as to whether any nomination was made in accordance with the provisions of these bylaws, the chairperson of the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting; provided, however, that nothing herein shall limit the power and authority of the Board or such designated committee to make any such determination in advance of such meeting. If the Board or a designated committee thereof or the chairperson of the meeting, as applicable, determines that any nomination was not made in accordance with the provisions of this Section 2.5, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.
(e)   If the stockholder, or the beneficial owner on whose behalf any such nomination is made, has provided the Corporation with a Nominee Solicitation Notice, such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to holders of sixty seven percent (67%) of the Corporation’s voting shares, and must have included in such materials the Nominee Solicitation Notice. If no Nominee Solicitation Notice relating thereto has been timely provided pursuant to this Section 2.5, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Nominee Solicitation Notice under this Section 2.5. Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, if the stockholder giving the notice required by this Section 2.5 (or such stockholder’s qualified representative) does not appear at the meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
(f)   Notwithstanding the foregoing provisions of this Section 2.5, unless otherwise required by law, if any Nominating Person giving notice provided by this Section 2.5 provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s nominee. Upon request by the Corporation, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.
2.6   Notice of Stockholders’ Meetings.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with either Section 2.7 or Section 9.1 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
2.7   Manner of Giving Notice; Affidavit of Notice.
Notice of any meeting of stockholders shall be deemed given:
(i)   if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Corporation’s records;
(i)   if delivered by courier service, at the earlier of when the notice is received or left at such stockholder’s address; or
(ii)   if electronically transmitted as provided in Section 9.1 of these bylaws.
An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.8   Quorum.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented.
2.9   Adjourned Meeting; Notice.
When a meeting is adjourned to another time or place (including, without limitation, in the case of an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), if any, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with these bylaws. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.
2.10   Conduct of Business.
The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairperson of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other Persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
2.11   Voting.
Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.
Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law, or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.
2.12   Record Date for Stockholder Meetings and Other Purposes.
(i)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(ii)   If stockholder action by consent in lieu of a meeting is not prohibited by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in lieu of a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in lieu of a meeting is fixed by the Board, (a) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (b) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.
(iii)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
2.13   Proxies.
Each stockholder entitled to vote at a meeting of stockholders may authorize another Person or Persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but, no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. The authorization of a Person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL, provided that such authorization shall set forth, or be delivered with information enabling the Corporation to determine, the identity of the stockholder granting such authorization.
2.14   List of Stockholders Entitled to Vote.
The Corporation shall prepare, no later than the tenth (10th) day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten (10) days ending on the day prior to the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive offices. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in Person or by proxy at any meeting of stockholders.
2.15   Inspectors of Election.
Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more Persons as alternate inspectors to replace any inspector who fails to act. If any Person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the chairperson of the meeting shall appoint a Person to fill that vacancy.
Such inspectors shall:
(i)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(ii)   count all votes or ballots;
(iii)   count and tabulate all votes;
(iv)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(v)   certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such Persons to assist them in performing their duties as they determine. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.
2.16   Virtual Meeting.
The Board may, in its sole discretion, determine that stockholder meetings shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the DGCL. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication (i) participate in a meeting of stockholders; and (ii) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder; (b) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (c) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
2.17   Delivery to the Corporation.
Whenever this Article II requires one or more Persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), unless the Corporation otherwise provides, such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered.
Article III — Directors
3.1   Powers.
Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.
3.2   Number of Directors.
Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
3.3   Election, Qualification and Term of Office of Directors.
Beginning with the Corporation’s first annual meeting of stockholders, the directors, including any of those elected by the holders of any series of Preferred Stock (as defined in the Certificate of Incorporation), shall be elected to hold office for a term expiring at the next annual meeting of the stockholders of the Corporation and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal from office. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.
3.4   Resignation and Vacancies.
Any director may resign at any time upon notice given in writing or by electronic transmission to the Board or to the chairperson of the Board. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned but whose resignations have not yet become effective, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section in the filling of other vacancies.
Vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only in the manner provided in the Certificate of Incorporation and applicable law.
3.5   Place of Meetings; Meetings by Telephone.
The Board may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6   Regular Meetings.
Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.
3.7   Special Meetings; Notice.
Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the chief executive officer, the president, the secretary or a majority of the total number of directors constituting the Board.
Notice of the time and place of special meetings shall be:
(i)   delivered personally by hand or by courier;
(ii)   sent by United States first-class mail, postage prepaid;
(iii)   sent by facsimile or electronic mail; or
(iv)   sent by other means of electronic transmission,
directed to each director at that director’s address, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.
If the notice is (i) delivered personally by hand or by courier, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twelve (12) hours before the time of the holding of the meeting. If the notice is sent by mail, it shall be deposited in the mail at least one (1) day before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.
3.8   Quorum.
Unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors then in office shall constitute a quorum for the transaction of business at all meetings of the Board. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by the DGCL, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
3.9   Action by Unanimous Consent Without a Meeting.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and any consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee, as applicable, and such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
3.10   Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.
3.11   Removal.
Directors may be removed from office only in the manner provided in the Certificate of Incorporation and applicable law.

3.12   Chairperson, Vice Chairperson.
The Board may appoint a chairperson of the Board from its members, who shall have all the customary duties and responsibilities of such office. The chairperson may be (but shall not be required to be) the chief executive officer or another executive officer of the Corporation. The Board also may appoint a vice chairperson of the Board from its members and prescribe his or her powers and duties. The chairperson shall preside over all meetings of the Board and of the Corporation’s stockholders and shall exercise such powers and perform such duties as shall be assigned to or required of the chairperson of the Board from time to time by the Board or these bylaws. If the chairperson is unable to so preside over any meetings of the Board or the Corporation’s stockholders, or is absent, then the vice chairperson of the Board, if one is appointed, shall preside over all meetings of the Board. If the chairperson of the Board, and the vice chairperson of the Board, if one is appointed, are unable to preside or are absent, the Board shall designate an alternate representative to preside over a meeting of the Board.
Article IV — Committees
4.1   Committees of Directors.
The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.
4.2   Committee Minutes.
Each committee shall keep regular minutes of its meetings and report the same to the Board when required.
4.3   Meetings and Actions of Committees.
Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:
(i)   Section 3.5 (place of meetings and meetings by telephone);
(ii)   Section 3.6 (regular meetings);
(iii)   Section 3.7 (special meetings and notice);
(iv)   Section 3.9 (action by unanimous consent without a meeting);
(v)   Section 3.12 (chairperson, vice chairperson); and
(vi)   Section 8.11 (waiver of notice),
with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:
(i)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee; and
(ii)   special meetings of committees may also be called by resolution of the Board or by the chairperson of the applicable committee.

A majority of the directors then serving on a committee of the Board or on a subcommittee of a committee shall constitute a quorum for the transaction of business by the committee or subcommittee, unless the Certificate of Incorporation or a resolution of the Board (or a resolution of the committee that created the subcommittee) requires a greater or lesser number (provided that in no case shall a quorum be less than one-third of the directors then serving on the committee or subcommittee). The vote of a majority of the members of the committee or subcommittee present at any meeting at which a quorum is present shall be the act of such committee or subcommittee, unless the Certificate of Incorporation or a resolution of the Board (or a resolution of the committee that created the subcommittee) requires a greater number. If a quorum is not present at any meeting of the committee, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
The Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.
Article V — Officers
5.1   Officers.
The officers of the Corporation shall include a chief executive officer and a secretary. The Corporation may also have, at the discretion of the Board, a president, a chief financial officer, a treasurer, one (1) or more vice presidents, one (1) or more assistant vice presidents, one (1) or more assistant treasurers, one (1) or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same Person.
5.2   Appointment of Officers.
The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. In the event of the absence or disability of any officer, the Board may designate another officer to act temporarily in place of such absent or disabled officer.
5.3   Subordinate Officers.
The Board may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president (where the president and chief executive officer are not the same individual), to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board or an authorized officer (as applicable), may from time to time determine.
5.4   Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.
Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5   Vacancies in Offices.
Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Sections 5.2 and 5.3, as applicable.
5.6   Representation of Securities of Other Entities.
The chairperson of the Board, the chief executive officer and the secretary, or, if appointed pursuant to Article V of these bylaws, the president, any vice president, the treasurer and any assistant secretary of this Corporation, or any other Person authorized by the Board, the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity standing in the name of this Corporation. The authority granted herein may be exercised either by such Person directly or by any other Person authorized to do so by proxy or power of attorney duly executed by such Person having the authority.
5.7   Tenure, Authority and Duties of Officers.
Except as provided in Section 5.3, all officers of the Corporation shall hold such office, respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.
Article VI — Records
A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code.
Each director and each member of any committee designated by the Board shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers, agents or employees, or committees of the Board so designated, or by any other Person as to matters which such director or committee member reasonably believes are within such other Person’s professional or expert competence and that has been selected with reasonable care by or on behalf of the Corporation.
Article VII — Lock-Up
7.1   Lock-Up.   Subject to Section 7.2, the holders of Lock-Up Shares (the “Lock-Up Holders”), and their permitted transferees in accordance with the Article VII, may not effect any Transfer of any Lock-up Shares until the expiration of the applicable Lock-Up Period.
7.2   Permitted Transfers.
(i)   The restrictions set forth in Section 7.1 shall not apply to Transfers permitted by this Section 7.2 or Transfers by any Lock-Up Holder following the expiration of the applicable Lock-Up Period.
(ii)   Notwithstanding anything to the contrary contained in these Bylaws, the Transfer restrictions set forth in Section 7.1, during the applicable Lock-Up Period, shall not apply to:
(i)   in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

(ii)   in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;
(iii)   in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
(iv)   in the case of an individual, Transfers pursuant to a qualified domestic relations order;
(v)   in the case of an entity, Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;
(vi)   the exercise of any options or warrants to purchase shares of common stock of the Corporation (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis), provided that the Lock-Up Holder shall comply with the Transfer restrictions applicable to such underlying shares of common stock of the Corporation;
(vii)   Transfers to the Corporation to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements;
(viii)   Transfers to the Corporation pursuant to any contractual arrangement in effect at the consummation of the transactions contemplated in the Merger Agreement (such time is referred to in this Article VII as, the “Closing”) that provides for the repurchase by the Corporation or forfeiture of the Lock-Up Holder’s shares in the Corporation or other securities convertible into or exercisable or exchangeable for shares in the Corporation in connection with the termination of the Lock-Up Holder’s service to the Corporation;
(ix)   the entry, by the Lock-Up Holder, at any time after the Closing, into any trading plan providing for the sale of Lock-Up Shares by the Lock-Up Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any Lock-Up Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;
(x)   Transfers of up to fifteen percent (15%) of the Lock-Up Shares held by the Lock-Up Holder, so long as, at the time of sale, the sales price of the Lock-Up Shares exceeds ten dollars ($10.00) per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization); provided, that, in the event such Lock-Up Holder is a member of the Board or holds a management position in the Corporation, such Lock-Up Holder may not Transfer any Lock-Up Shares pursuant to this clause (xi) for a period of 90 days after the Closing;
(xi)   transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their Lock-Up Shares for cash, securities or other property; and
(xii)   transactions approved by the Board in its discretion to satisfy any U.S. federal, state, or local income tax obligations of the Lock-Up Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents such transaction from qualifying as a “reorganization” pursuant to Section 368 or as a transaction that qualifies for tax deferral under Section 351 of the Code (and such transaction does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes);
provided, however, that (x) in the case of clauses (i) through (v), such Transfer does not involve a disposition for value and (y) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in a form reasonably satisfactory to the Board (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Lock-Up Holder and not to the immediate family of the transferee), agreeing to be bound by the Transfer restrictions set forth in this Article VII.
7.3   Authority.   Notwithstanding the other provisions set forth in this Article VII, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-Up obligations set forth herein, in whole or in part; provided, that, any such waiver, amendment or repeal of any Lock-Up obligations set forth herein shall require, in addition to any other vote of the members of the Board required to take such action pursuant to these Bylaws or applicable law, the affirmative vote of the majority of the independent directors; provided, however, that, to the extent the applicable Lock-Up Holder is a party to the Lock-Up Agreement, dated as of [•] by and among the Corporation, Tigo Energy, Inc., the Sponsors (as defined below) and several others (the “Lock-Up Agreement”), no waiver, amendment or repeal of the Lock-Up obligations set forth herein by the Board shall affect any provisions, rights, obligations or restrictions applicable to such Lock-Up Holder in the Lock-Up Agreement, which provisions, rights, obligations and restrictions in the Lock-Up Agreement shall continue to apply to such Lock-Up Holder and Lock-Up Shares held by such Lock-Up Holder in accordance with the terms of the Lock-Up Agreement. In the event there is any conflict between these Bylaws and the Lock-Up Agreement, the terms of the Lock-Up Agreement shall prevail.
7.4   Miscellaneous Provisions Relating to Transfers of Lock-Up Shares.
(i)   The Corporation shall place customary restrictive legends on the certificates or book entries representing the Lock-Up Shares, in addition to any legends required by applicable law or these Bylaws, and remove such restrictive legends reasonably promptly after the expiration of the applicable Lock-Up Period.
(ii)   Any attempt to Transfer any Lock-Up Shares that is not in compliance with this Article VII shall be null and void ab initio, and the Corporation shall not, and shall cause any transfer agent not to, give any effect in the Corporation’s stock records to such attempted Transfer and the purported transferee in any such purported Transfer shall not be treated as the owner of such Lock-Up Shares for purposes of these Bylaws (provided that this Article VII shall continue to apply to such Lock-Up Shares).
(iii)   Notwithstanding any other provision of this Article VII, the Lock-Up Shares, in each case, beneficially owned (as defined in Rule 13d-3 promulgated under the Exchange Act) by a Lock-Up Holder shall remain subject to any restrictions on Transfer under applicable federal, state, local or foreign securities laws, including all applicable holding periods under the Securities Act of 1933 and other rules of the Securities Exchange Commission, and, as applicable, these Bylaws and the Certificate of Incorporation.
7.5   Definitions.   For purposes of this Article VII:
(i)   the term “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended;
(ii)   The term “Corporation Stockholders” means the stockholders of the Corporation, excluding the Sponsors, following the Closing (and for the avoidance of doubt, shall include those stockholders that were issued shares of common stock of the Corporation as consideration pursuant to, and in accordance with, the Merger Agreement);
(iii)   the term “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the Lock-Up Holder;
(iv)   the term “Lock-Up” shall refer to the restrictions on the Transfers of Lock-Up Shares set forth in Section 7.1.
(v)   the term “Lock-Up Period” means (i) six (6) months after the date of Closing, in the case of the Corporation Stockholders, and (ii) the earlier of (a) twelve (12) months after date of Closing and (b) the date on which the closing price of the common stock of the Corporation exceeds twenty dollars ($20.00) per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization)

for any twenty (20) trading days within a thirty (30) trading day period following the six (6) month anniversary of the Closing, in the case of the Sponsors.
(vi)   the term “Lock-Up Shares” means any shares of common stock of the Corporation held by the Corporation Stockholders and Sponsors immediately following the Closing or such shares of common stock otherwise issued or issuable to the Corporation Stockholders and Sponsors in connection with the transactions contemplated by the Merger Agreement.
(vii)   the term “Sponsors” shall mean, collectively, (i) Roth Capital Partners, LLC, a Delaware limited liability company, (ii) Craig-Hallum Capital Group LLC, a Minnesota limited liability company, (iii) CR Financial Holdings, Inc., a New York corporation, and (iv) CHLM Sponsor LLC, a Delaware limited liability company.
(viii)   The term “Transfer” or “Transfers” means any action to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any Lock-Up Shares held by it immediately after the Closing, any Lock-Up issuable upon the exercise of any options or warrants to purchase Lock-Up Shares held by it immediately after the Closing, or any securities convertible into or exercisable or exchangeable for Lock-Up Shares held by it immediately after the Closing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-up Shares or securities convertible into or exercisable or exchangeable for Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).
Article VIII — General Matters
8.1   Execution of Corporate Contracts and Instruments.
The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.
8.2   Stock Certificates.
The shares of the Corporation shall be uncertificated, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be represented by certificates. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two (2) officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chairperson or vice chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be electronic. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.
8.3   Lost Certificates.
The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.4   Shares Without Certificates
The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.
8.5   Dividends.
The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.
The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.
8.6   Fiscal Year.
The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board. Unless otherwise fixed by the Board, the fiscal year of the Corporation shall consist of the twelve (12) month period ending on December 31.
8.7   Seal.
The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
8.8   Transfer of Stock.
Shares of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate Person or Persons (if such shares are represented by certificates) or by delivery of duly executed instructions (if such shares are uncertificated), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the Persons from and to whom it was transferred.
8.9   Stock Transfer Agreements.
The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
8.10   Registered Stockholders.
The Corporation:
(i)   shall be entitled to recognize the exclusive right of a Person registered on its books as the owner of shares to receive dividends, subject to any restrictions included in the DGCL or the Certificate of Incorporation, and to vote as such owner; and
(ii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

8.11   Waiver of Notice.
Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver of such notice, signed by the Person entitled to notice, or a waiver by electronic transmission by the Person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to such required notice. Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.
Article IX — Notice by Electronic Transmission
9.1   Notice by Electronic Transmission.
Except as otherwise specifically required in these bylaws or by applicable law, all notices required to be given pursuant to these bylaws may in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission. Whenever, by applicable law, the Certificate of Incorporation or these bylaws, notice is required to be given to any stockholder, such notice may be given in writing directed to such stockholder’s mailing address or by electronic transmission directed to such stockholder’s electronic mail address, as applicable, as it appears on the records of the Corporation or by such other form of electronic transmission consented to by the stockholder. A notice to a stockholder shall be deemed given as follows: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address, (c) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the DGCL, and (d) if given by a form of electronic transmission (other than electronic mail) consented to by the stockholder to whom the notice is given, (i) if by facsimile transmission, when directed to a number at which such stockholder has consented to receive notice, (ii) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (A) such posting and (B) the giving of such separate notice, and (iii) if by any other form of electronic transmission (other than electronic mail), when directed to such stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic transmission by giving written notice or by electronic transmission of such revocation to the Corporation. A notice may not be given by an electronic transmission from and after the time that (x) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices and (y) such inability becomes known to the secretary or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. Any notice given by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.
An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by electronic mail or by another form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
9.2   Definition of Electronic Transmission.
An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Article X — Indemnification
10.1   Indemnification of Directors and Officers.
The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding.
Subject to the requirements in this Article X and the DGCL, the Corporation shall not be obligated to indemnify any person pursuant to this Article X in connection with any Proceeding (or any part of any Proceeding):
(a)
for which payment has actually been made to and received by or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b)
for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c)
for any reimbursement of the Corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Corporation, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the payment to the Corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements), or any other remuneration paid to such person if it shall be determined by a final judgment or other final adjudication that such remuneration was in violation of law;

(d)
initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Corporation, any legal entity which it controls, any director or officer thereof or any third party, unless (i) the Board has consented to the initiation of such Proceeding or part thereof, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law (provided, however, that this 9.1 shall not apply to counterclaims or affirmative defenses asserted by such person in an action brought against such person), (iii) otherwise required to be made under Section 10.4 or (iv) otherwise required by applicable law; or

(e)
if prohibited by applicable law; provided, however, that if any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article X (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

10.2   Indemnification of Others.
The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.
10.3   Prepayment of Expenses.
The Corporation shall, to the fullest extent not prohibited by applicable law, pay the expenses (including, without limitation, attorneys’ fees) incurred by any current or former officer or director of the Corporation in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article X or otherwise.
10.4   Determination; Claim.
If a claim for indemnification (following the final disposition of such Proceeding) under this Article X is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article X is not paid in full within thirty (30) days after a written claim therefor has been received by the Corporation, the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
10.5   Non-Exclusivity of Rights.
The rights conferred on any Person by this Article X shall not be exclusive of any other rights which such Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
10.6   Insurance.
The Corporation may purchase and maintain insurance on behalf of any Person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.
10.7   Other Indemnification.
The Corporation’s obligation, if any, to indemnify or advance expenses to any Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.
10.8   Continuation of Indemnification.
Subject to the terms of any provision of the Certificate of Incorporation or agreement between the Corporation and any director, officer, employee or agent respecting indemnification and advancement of expenses, the rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article X shall continue notwithstanding that the Person has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such Person.
10.9   Amendment or Repeal; Interpretation.
Any repeal or modification of this Article X shall not adversely affect any right or protection (i) hereunder of any Person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.
Any reference to an officer of the Corporation in this Article X shall be deemed to refer exclusively to a chief executive officer, a chief financial officer, a secretary or a treasurer appointed pursuant to Article V of these bylaws, and to any president, vice president, assistant secretary, assistant treasurer, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V of these bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “vice president” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article X.
Article XI — Definitions
As used in these bylaws, unless the context otherwise requires, the term:
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.

Annex D-1 — Form of Preferred Warrant Consent
November [•], 2022
Tigo Energy, Inc.
655 Campbell Technology Parkway, Suite 150
Campbell, CA 95008 United States
RE:   Exercise of Preferred Stock Purchase Warrant
Ladies and gentlemen:
Reference is made to the Stock Purchase Warrant, dated as of [•], 2015 (the “Warrant”), by and between [•] (“Holder”) and Tigo Energy, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Warrant. Pursuant to the Warrant, Holder may exercise the Warrant at any time on or before [•], 2025 by following the procedures set forth in the Warrant.
Pursuant to that certain Agreement and Plan of Merger, dated as of November [•], 2022 (together with all the schedules, exhibits and attachments thereto, the “Merger Agreement”), by and among Roth CH Acquisition IV Co., a Delaware corporation (“Acquiror”), Roth IV Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, (i) Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Acquiror (the “Merger”), (ii) immediately prior to the time at which the Merger actually becomes effective (the “Merger Effective Time”), each share of the Company’s Preferred Stock that is issued and outstanding as of such time will automatically convert into a number of share(s) of the Company’s Common Stock (the “Company Conversion”), and (iii) at the Merger Effective Time, after the Company Conversion, by virtue of the Merger, each share of the Company’s Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration (as defined in the Merger Agreement) on the terms set forth in the Merger Agreement.
In connection with the Merger, Holder hereby agrees to exercise the Warrant under Section 1.2 of the Warrant for all of the shares of Series C Preferred Stock issuable under the Warrant (the “Warrant Shares”), and to deliver an executed form of subscription in respect of the Warrant Shares on the date of, and prior to, the Company Conversion, in accordance with the terms of the Warrant. The Company and Holder agree that the Merger shall not be deemed to be an initial public offering or IPO for purposes of the Warrant. The Company and Holder agree that (i) the Warrant Shares to be received by Holder as a result of such exercise of the Warrant shall participate in the Company Conversion on the same terms and conditions applicable generally to the other shares of Series C Preferred Stock of the Company and (ii) the shares of the Company’s Common Stock converted from such Warrant Shares as a result of the Company Conversion shall, at the Merger Effective Time, by virtue of the Merger, be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration as the other shares of the Company’s Common Stock in accordance with the Merger Agreement.
The Acquiror is a third-party beneficiary to this Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.
This letter agreement shall terminate upon the earliest of: (i) the Merger Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; and (iii) subject to the written approval of the Acquiror, which shall not be unreasonably withheld, the time this letter agreement is terminated upon the mutual written agreement of Holder and the Company.
This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by, and construed in accordance with the laws of, the State of Delaware (without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware).
No amendment or waiver of any provision of this letter agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

This letter agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.
[Signature Pages Follow]

Very truly yours,
[HOLDER]
By:

Name:
Title:
[Signature Page to Preferred Warrant Letter Agreement]

Confirmed and accepted as of the date hereof:
TIGO ENERGY, INC.
By:

Name:
Title:
ROTH CH ACQUISITION IV CO.
By:

Name:
Title:
[Signature Page to Preferred Warrant Letter Agreement]

Annex D-2 — Form of Common Warrant Consent
November [•], 2022
Tigo Energy, Inc.
655 Campbell Technology Parkway, Suite 150
Campbell, CA 95008 United States
RE:   Exercise of Warrant to Purchase Common Stock
Ladies and gentlemen:
Reference is made to the Warrant to Purchase Common Stock of Tigo Energy, Inc., dated as of [•] (the “Warrant”), by and between [•] (“Holder”) and Tigo Energy, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Warrant. Pursuant to the Warrant, Holder may exercise the Warrant at any time on or before January 31, 2017 by following the procedures set forth in the Warrant.
Pursuant to that certain Agreement and Plan of Merger, dated as of November [•], 2022 (together with all the schedules, exhibits and attachments thereto, the “Merger Agreement”), by and among Roth CH Acquisition IV Co., a Delaware corporation (“Acquiror”), Roth IV Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, (i) Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of Acquiror (the “Merger”), (ii) immediately prior to the time at which the Merger actually becomes effective (the “Merger Effective Time”), each share of the Company’s Preferred Stock that is issued and outstanding as of such time will automatically convert into a number of share(s) of the Company’s Common Stock (the “Company Conversion”), and (iii) at the Merger Effective Time, after the Company Conversion, by virtue of the Merger, each share of the Company’s Common Stock (other than dissenting shares) will be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration (as defined in the Merger Agreement) on the terms set forth in the Merger Agreement.
In connection with the Merger, Holder hereby agrees to exercise its Conversion Right under the Warrant in whole, on the date of, and prior to, the Merger Effective Time, in accordance with the terms of the Warrant. The Company and Holder agree that the Merger shall not be deemed to be a public offering of the Company’s Common Stock for purposes of the Warrant. The Company and Holder further agree that the Exercise Shares to be received by Holder as a result of the exercise shall, at the Merger Effective Time, by virtue of the Merger, be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration as the other shares of the Company’s Common Stock in accordance with the Merger Agreement.
The Acquiror is a third-party beneficiary to this Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.
This letter agreement shall terminate if (i) the Merger Agreement is terminated in accordance with its terms, or (ii) subject to the written approval of the Acquiror, which shall not be unreasonably withheld, if this letter agreement is terminated upon the mutual written agreement of Holder and the Company.
This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by, and construed in accordance with the laws of, the State of Delaware (without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware).
No amendment or waiver of any provision of this letter agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.
This letter agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.
[Signature Pages Follow]

Very truly yours,
[HOLDER]
By:

Name:
Title:
[Signature Page to Common Warrant Letter Agreement]

Confirmed and accepted as of the date hereof:
TIGO ENERGY, INC.
By:

Name:
Title:
ROTH CH ACQUISITION IV CO.
By:

Name:
Title:
[Signature Page to Common Warrant Letter Agreement]

Annex E — Form of Restrictive Covenant Agreement
RESTRICTIVE COVENANT AGREEMENT
This Restrictive Covenant Agreement (this “Agreement”), dated [•], and is effective as of the date of the consummation of the transactions contemplated by the Merger Agreement (as defined below) (the “Effective Date”), is made and entered into by and between Tigo Energy, Inc., a Delaware corporation (the “Company”) and the Person identified as the Restricted Party on the signature pages hereto (the “Restricted Party”). The Company and the Restricted Party are collectively referred to herein as the “Parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 4.1 below or the Merger Agreement (as defined below), as applicable.
RECITALS
A.   The Company has entered into that certain Agreement and Plan of Merger, dated as of December 5, 2022 (the “Merger Agreement”), among the Company, Roth CH Acquisition IV Co., a Delaware corporation (“Acquiror”), and Roth IV Merger Sub Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Acquiror (“Merger Sub”), pursuant to which, among other things, (i) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation and a wholly-owned Subsidiary of Acquiror (the “Merger”), (y) the Company will change its name to “Tigo Energy MergeCo, Inc.”, and (z) Acquiror will concurrently or shortly thereafter change its name to “Tigo Energy, Inc.”
B.   The Restricted Party has and will continue to have knowledge of and access to Confidential Information that is proprietary to, highly sensitive, and constitutes valuable assets of, the Company.
C.   The going concern value of the Company would be substantially diminished if the Restricted Party were to compete with the Company or engage in other harmful behavior.
D.   Pursuant to the Merger Agreement, all of the Restricted Party’s equity interests in the Company will be exchanged for equity interests in the Acquiror.
E.   Pursuant to the Merger Agreement, the Restricted Party’s execution and delivery of this Agreement is a condition to the closing of the transactions contemplated by the Merger Agreement, and the Company would not consummate the transactions contemplated by the Merger Agreement without entering into this Agreement with the Restricted Parties.
AGREEMENT
The Parties agree as follows:
ARTICLE I
AGREEMENT
1.1   Adoption of Recitals; Effectiveness of Agreement.   The Parties adopt the foregoing Recitals and agree and affirm that the construction of this Agreement will be guided thereby. If the Merger Agreement is terminated or the transactions contemplated thereby are not consummated for any reason, this Agreement shall not become effective, shall have no force or effect, and shall be null and void ab initio.
1.2   Inducement; Additional Consideration.   As an inducement for the Company to consummate the transactions contemplated by the Merger Agreement, the Restricted Party agrees to the covenants and restrictions in this Agreement.
ARTICLE II
RESTRICTIVE COVENANTS
2.1   Legitimate Business Interests.   The Restricted Party acknowledges that they have had and will continue to have access to the most sensitive and valuable trade secrets, proprietary information and other Confidential Information of the Company, which constitute valuable business assets of the Company, and the use, application or disclosure of such Confidential Information would cause immediate and irreparable harm to the Company, which could not be adequately remedied through the payment of monetary damages. Therefore, as an inducement for the Company to enter into the Merger Agreement and for the Company to consummate the transactions contemplated thereby and to protect the Confidential Information and other legitimate business interests of the Company, the Restricted Party hereby agrees to be bound by the restrictive covenants in this Article II, which the Parties expressly agree are reasonably and narrowly tailored to protect the Confidential Information and other legitimate business interests of the Company.
2.2   Confidentiality.   The Restricted Party will keep confidential and not disclose to any other Person or use for the Restricted Party’s own benefit or the benefit of any other Person (other than the Company) the terms of this Agreement and all Confidential Information; provided that a Restricted Party may disclose the terms of this Agreement and Confidential Information (i) to such Restricted Party’s immediate family members, personal tax or financial advisors, attorneys, accountants and other advisors, who, in each case, agree to keep such information confidential,(ii) to the extent that disclosure is required by applicable Law or Governmental Order, provided that as soon as reasonably practicable before such disclosure, the Restricted Party gives the Company prompt written notice of such disclosure to enable the Company to seek a protective order or otherwise preserve the confidentiality of such information, (iii) the Confidential Information becomes generally known to or available for use by the public other than as a result of the Restricted Party’s acts or omissions, or (iv) with respect to the terms of this Agreement only, to prospective future employers or prospective business partners solely for the purpose of disclosing the limitations on the Restricted Party’s conduct imposed by this Agreement, who agree to keep such information confidential. For the avoidance of doubt, nothing in this Agreement prohibits the Restricted Party from reporting possible violations of federal law or regulation to any governmental agency or entity, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation, or otherwise cooperating or communicating with any such agencies or entities that may be investigating possible unlawful conduct (including providing documents or other information such agencies or entities without notice to the Company). This Agreement does not prohibit the Restricted Party from enforcing the Restricted Party’s rights under this Agreement or under any other agreement between the Restricted Party and the Company or any of its Affiliates or defending against any claims, suits, actions or other legal proceedings between the Restricted Party and the Company, responding to breaches of this Agreement, or otherwise cooperating. The Restricted Party does not need the prior authorization of the Company or any of its Affiliates to make such reports or disclosures and the Restricted Party is not required to disclose to the Company or any of its Affiliates that the Restricted Party has made such reports or disclosures. In addition, pursuant to 18 USC Section 1833(b), the Restricted Party shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made: (1) in confidence to a federal, state or local governmental official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If the Restricted Party files a lawsuit for retaliation by the Company or any of its Affiliates for reporting a suspected violation of law, the Restricted Party may disclose the Company’s or such Affiliate’s trade secrets to an attorney and use the trade secret information in the court proceeding; provided that such Restricted Party files (i) any document containing the trade secret under seal and (ii) does not disclose the trade secret except pursuant to court order.
2.3   Non-Competition.
(a)   Restrictions.   The Restricted Party agrees and covenants that, during the Restricted Period, they will not, directly or indirectly, individually or on behalf of or in coordination with any Affiliate or other Person engage in the Business, or participate in the ownership, operation, control or financing of, or be connected as an owner, investor, partner, joint venturer, director, manager, officer, employee, independent contractor, consultant or other agent of, or have any other financial relationship in or with, any Person or enterprise that, directly or indirectly, engages in the Business, in each case, anywhere within or with respect to the Restricted Territory.
(b)   General Exceptions.   Nothing in this Section 2.3 will prohibit the Restricted Party from (i) owning, in the aggregate, less than two percent (2%) of any publicly traded securities as long as the Restricted Party does not participate in the management, operation or control of such entity; or (ii) trading in stocks, bonds, securities, real estate, commodities or other forms of investment for his/her/its own benefit as long as such activity does not materially interfere with the Restricted Party’s job duties under his or her employment agreement(s) with the Company.
2.4   Non-Solicitation.   The Restricted Party agrees and covenants that, during the Restricted Period, they will not, directly or indirectly, on such Restricted Party’s own behalf or on behalf of any other Person: (a) hire, engage, retain, solicit or otherwise enter into any business relationship with (including by recruiting, identifying or targeting as a candidate for recruitment) any Company personnel (whether a director, officer, employee or independent contractor or in any other capacity) who is currently providing services to the Company and who was providing services while the Restricted Party was employed by the Company, or attempt or assist anyone else to do so, or induce any Company personnel to terminate, restrict or hinder such Company personnel’s employment or association with the Company or intentionally interfere in any way with the relationship between such Company personnel and the Company; or (b) solicit, interfere with or induce or attempt to solicit, interfere with or induce, directly or indirectly, any of the following Persons to terminate, restrict, or hinder such Person’s association with the Company: a customer, supplier, vendor, broker, lessor, lessee, dealer, distributor, licensor, equityholder, lender, joint venturer, consultant, agent or other Person having a business relationship with the Company, at any time within the twelve (12)-month period immediately preceding the date of any such solicitation, interference or inducement (or attempt thereto) (or, if the date of the challenged activity is following termination of employment, then instead is or was such a customer, supplier, vendor, broker, lessor, lessee, dealer, distributor, licensor, equityholder, lender, joint venture, consultant, agent or other Person having a business relationship with the Company as of the date of such termination). Notwithstanding the foregoing, (a) nothing herein shall preclude a general solicitation through a public medium or general or mass mailing by the Restricted Party or on behalf of the Restricted Party and not directly or indirectly targeted at such employee, customer, or other Person covered by this Section 2.4, and (b) the Restricted Party may hire any such employee or personnel whose employment or services have been terminated more than six (6) months prior to such hiring by the Restricted Party without inducement or solicitation by the Restricted Party.
2.5   Non-Disparagement.   During the Restricted Period, the Restricted Party agrees and covenants that they will not, directly or indirectly, make any disparaging, derogatory, negative or knowingly false statement about the Company or any of their directors, managers, officers, employees, agents, successors and permitted assigns, or any of their respective businesses, operations, financial condition or prospects, except as required by applicable Law or Governmental Order or in the course of filing a charge with a government agency or participating in its investigation; provided, that truthful responses (written or verbal) in connection with any legal process, performance evaluation, or audit shall not be a violation hereof. For the avoidance of doubt, nothing in this Agreement prohibits the Restricted Party from reporting possible violations of federal law or regulation to any governmental agency or entity, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation, or otherwise cooperating or communicating with any such agencies or entities that may be investigating possible unlawful conduct (including providing documents or other information such agencies or entities without notice to the Company). This Agreement does not prohibit the Restricted Party from enforcing the Restricted Party’s rights under this Agreement or under any other agreement between the Restricted Party and the Company or any of its Affiliates or defending against any claims, suits, actions or other legal proceedings between the Restricted Party and the Company, responding to breaches of this Agreement, or otherwise cooperating.
2.6   Use of Entity Names.   The Restricted Party will not, directly or indirectly, use (or cause to be used) any of the names “Tigo”, “Tigo Energy”, “Tigo Energy MergeCo” or any other business, trade or fictitious name of the Company (including, in each case, acronyms and derivations thereof) without the Company’s express prior written consent (which may be withheld by the Company in its sole discretion).
2.7   Independence.   The existence of any claim, demand, action or cause of action of the Restricted Party against the Company, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by the Company of any covenant or agreement of the Restricted Party in this Agreement. Nothing in this Agreement will supersede or otherwise adversely affect the validity of any restrictive covenant (including confidentiality, non-competition, non-solicitation and similar covenants) in any other agreement to which the Restricted Party and the Company are parties.
2.8   Scope of Covenants; Equitable Relief.   The Restricted Party acknowledges and agrees that (a) the restrictive covenants in this Article II and the territorial, time, activity and other limitations set forth herein are commercially reasonable and do not impose a greater restraint than is necessary to protect the goodwill and legitimate business interests of the Company, (b) any breach of the restrictive covenants in this Article II will cause immediate and irreparable harm to the Company, which could not be adequately remedied through the payment of monetary damages, (c) if any breach of any such covenant occurs, then the Company will be entitled to seek injunctive relief (without the posting of a bond or similar security) in addition to such other legal and equitable remedies that may be available (without limiting the availability of legal or equitable, including injunctive, remedies under any other provisions of this Agreement), (d) the Restricted Party hereby waives the claim or defense that an adequate remedy at law exists for such a breach, and (e) in the event any covenant in this Article II is found to be unreasonable by an arbitrator or a court, the Restricted Party agrees to such other restriction(s) as such arbitrator or court may determine to be reasonable and shall not assert that such covenant should be eliminated in its entirety by such arbitrator or court.
2.9   Equitable Tolling.   If the Restricted Party breaches any covenant in this Article II, then the duration of such covenant will be tolled with respect to the Restricted Party for a period of time equal to the time of such breach and, if the Company seeks injunctive relief or other remedies for any such breach, then the duration of such covenant will be tolled with respect to the Restricted Party for a period of time equal to the pendency of such proceedings (including all appeals).
ARTICLE III
RESTRICTED PARTY REPRESENTATIONS AND WARRANTIES
The Restricted Party hereby represents and warrants to the Company, as of the Effective Date, that:
3.1   Power and Authority.   The Restricted Party is a natural Person. The Restricted Party has full power, authority and legal capacity to enter into and perform this Agreement.
3.2   Enforceability.   This Agreement has been duly executed and delivered by the Restricted Party and constitutes a valid and legally binding obligation of the Restricted Party, enforceable against the Restricted Party in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium and similar generally applicable Laws regarding creditors’ rights or by general equity principles.
3.3   Consents.   No consent, authorization, Governmental Order or approval of, or filing or registration with, any governmental authority or other Person is required for the Restricted Party’s execution and delivery of this Agreement.
3.4   No Conflicts.   Neither the Restricted Party’s execution and delivery of this Agreement nor the Restricted Party’s performance under this Agreement will conflict with or result in a breach of any provision of any Law or Governmental Order to which the Restricted Party is party or by which such Restricted Party is bound. The Restricted Party is not a party to or bound by any contract or other agreement under which (a) the Restricted Party’s execution and delivery of or performance under this Agreement will constitute a default, breach or event of acceleration or (b) performance by the Restricted Party according to the terms of this Agreement may be prohibited, prevented or delayed.
3.5   Acknowledgment.   The Restricted Party (a) has read and fully understands this Agreement; (b) has been given sufficient time to consider the Restricted Party’s actions in respect of this Agreement; (c) has had the opportunity to obtain independent legal and other advice with respect to this Agreement; and (d) has either obtained such advice or declined on the Restricted Party’s own account to obtain such advice and is proceeding with entering into this Agreement. The Restricted Party further acknowledges and agrees that the restrictions set forth in this Agreement are being entered into by it in connection with the Merger Agreement, that the Restricted Party will receive good and valuable consideration as a result of the consummation of the transactions contemplated by the Merger Agreement and that the Company would not have entered into the Merger Agreement or consummated the transactions contemplated thereby in the absence of this Agreement.

ARTICLE IV
DEFINED TERMS
4.1   Definitions.   For purposes of this Agreement, the following terms have the meanings set forth below.
“Business” means (i) research, development and manufacturing of (1) smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial and utility-scale solar systems, (2) other solar products, including inverters and battery storage units, and (ii) the sales, distribution and monitoring of certain components of residential, commercial and utility-scale solar systems.
“Confidential Information” means all confidential, proprietary and trade secret information (including all tangible and intangible embodiments thereof) that concerns the Company, the services, processes or products offered by the Company, including lists of and information regarding current and prospective customers, referral sources, vendors and suppliers of the Company, personnel information (including the identity of former, current and prospective directors, officers, employees, independent contractors and other business relations of the Company and the responsibilities, competence, abilities and compensation of such Persons), computer programs, unpatented inventions, discoveries or improvements, testing and treatment techniques and results, marketing, manufacturing, or organizational research and development, contracts and contractual relations, licenses, accounting ledgers and financial statements, business plans, forecasts and projections, business methods, pricing and financial information, information concerning planned or pending acquisitions or divestitures, and information concerning purchases of real property or major equipment or other personal property, and any other information or data that the Company treats as proprietary or designates as confidential information, whether or not owned or developed by the Company; provided, however, that “Confidential Information” does not include any information that the Restricted Party can demonstrate has been made generally available to the public (other than through the Restricted Party’s breach of this Agreement or, to the Restricted Party’s knowledge, by a third-party’s breach of a confidentiality covenant).
“Restricted Period” means the period from the Closing Date to the date that is four (4) years after the Closing Date.
“Restricted Territory” means any location where the Company conducts the Business.
ARTICLE V
GENERAL PROVISIONS
5.1   Notices.   All notices and other communications required or permitted under this Agreement (a) must be in writing, (b) will be duly given (i) when delivered personally to the recipient or sent to the recipient by facsimile (with delivery confirmation retained), (ii) upon transmission if by electronic email (provided no error message or delivery failure message is received by the sender) or (iii) one (1) Business Day after being sent to the recipient by nationally recognized overnight private carrier (charges prepaid) and (c) addressed as follows (as applicable):
If to a Restricted Party, to the address reflected on the Restricted Party’s signature page to this Agreement.
If to the Company:	with a copy (which shall not constitute notice) to:
Tigo Energy, Inc. 655 Campbell Technology Parkway Suite 150 Campbell, CA 95008 Attn: Zvi Alon Email: Zvi.Alon@tigoenergy.com
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attn:   Colin Diamond
          Bryan Luchs
          Laura Katherine Mann
Email: cdiamond@whitecase.com
          bryan.luchs@whitecase.com
          laurakatherine.mann@whitecase.com

or to such other respective address as each Party may designate by notice given in accordance with this Section 5.1.

5.2   Amendments and Waivers.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Company and the Restricted Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
5.3   Assignment.   The Restricted Parties may not assign this Agreement or any rights under this Agreement, or delegate any duties under this Agreement, without the Company’s prior written consent. The Company may freely assign this Agreement and any rights under this Agreement or delegate any duties under this Agreement without the prior written consent of the Restricted Parties.
5.4   Binding Effect; Benefit.   This Agreement will inure to the benefit of and bind the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, may be construed to give any Person other than the Parties, and their respective successors and permitted assigns any right, remedy, claim, obligation or liability arising from or related to this Agreement.
5.5   Severability.   If any court of competent jurisdiction holds any provision of this Agreement invalid or unenforceable, then the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable and upon a determination that any provision of this Agreement is invalid or unenforceable, such provision shall be replaced, to the extent legally possible, with a legal, enforceable and valid provision that is as similar in tenor to the stricken provision.
5.6   References.   When a reference is made in this Agreement to the preamble or Recitals or an Article, Section, clause, such reference shall be deemed to be to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Words of one gender shall be held to include the other gender as the context requires. The word “or” shall not be exclusive. The words “herein,” “hereof,” “hereunder” or “hereby” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section. Unless otherwise specified herein, references to any statute, listing rule, rule, standard, regulation or other law include a reference to the corresponding rules and regulations and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time. References to any section of any statute, listing rule, rule, standard, regulation or other law include any successor to such section. References to any contract (including this Agreement) are to the contract as amended, modified, supplemented or replaced from time to time, unless otherwise stated. References to any Person include such Person’s predecessors or successors, whether by merger, consolidation, reorganization or otherwise, and permitted assigns.
5.7   Construction.   Each Party herein expressly represents and warrants to the other Parties that before executing this Agreement, said Party has fully informed itself of the terms, contents, conditions and effects of this Agreement; said Party has relied solely and completely upon its own judgment in executing this Agreement; said Party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, which is the result of arm’s length negotiations conducted by and among the Parties and their respective counsel. This Agreement shall be deemed drafted jointly by the Parties and nothing shall be construed against one Party or another as the drafting Party.
5.8   Governing Law; Jurisdiction; Arbitration.
(a)   Governing Law.   This Agreement and all claims arising hereunder or in connection herewith will be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.
(b)   Jurisdiction.   Notwithstanding anything to the contrary herein, a party may apply to a court of competent jurisdiction for temporary or preliminary injunctive relief in connection with an arbitrable controversy, including, without limitation, in connection with any breach of a non-competition covenant, non-solicitation covenant or other restrictive covenant, and any such application shall not be deemed incompatible with or otherwise serve as a waiver of this Agreement. To the extent either party seeks to enforce an arbitration award pursuant to this Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of any state or federal court sitting in New Castle County, Delaware.
(c)   Arbitration.   In the event a dispute arises among the parties hereto which the parties are unable to resolve themselves, then, upon written demand of a party, the matter or matters upon which the parties do not agree shall be first submitted to mediation in New Castle County, Delaware, in accordance with the rules of the American Arbitration Association (“AAA”). The parties shall use best efforts to schedule this mediation within thirty (30) days of the written demand. In the event that mediation is unsuccessful, as determined by the mediator, the dispute shall be settled by arbitration in New Castle County, Delaware, in accordance with the Commercial Arbitration or Employment rules of AAA (except for requests for injunctive relief, which may be made to any court of competent jurisdiction). Each party to this Agreement agrees to consider himself/herself bound and to be bound by any award or decision made by the arbitrators pursuant to this subsection. Any judgment on the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties agree that the arbitrator shall award reasonable costs and attorney’s fees to the prevailing party. The parties hereto and the arbitrator will maintain in confidence the existence of the arbitration proceeding, all materials filed in conjunction therewith and the substance of the underlying dispute unless and then only to the extent that disclosure is otherwise required by applicable law.
(d)   Reliance.   Each of the parties hereto acknowledges that he, she or it has been informed by each other party that the provisions of this Section 5.8 constitute a material inducement upon which such party is relying and will rely in entering into this Agreement and the transactions contemplated hereby.
5.9   Counterparts.   The Parties may execute this Agreement in multiple counterparts, each of which will constitute an original and all of which, when taken together, will constitute one and the same agreement. The Parties may deliver executed signature pages to this Agreement by facsimile or email transmission. No Party may raise as a defense to the formation or enforceability of this Agreement, and each Party forever waives any such defense, either (a) the use of a facsimile, .pdf or email transmission to deliver a signature or (b) the fact that any signature was signed and subsequently transmitted by facsimile, .pdf or email transmission.
[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

The Parties sign this Agreement on the date first above written.
THE COMPANY:	TIGO ENERGY, INC.

By:

Name:
Zvi Alon

Title:
Chief Executive Officer

[Signature Page to Restrictive Covenant Agreement]

RESTRICTED PARTY:
[           ]
By:

Name:
[           ]

Address for notices:
[ADDRESS]
[ADDRESS]
Email: [           ]
[Signature Page to Restrictive Covenant Agreement]

Annex F — Form of Lock-Up Agreement
FORM OF LOCK-UP AGREEMENT
[•], 2022
Roth CH Acquisition IV Co.
888 San Clemente Drive
Suite 400
Newport Beach, CA 92660
Ladies and Gentlemen:
This letter agreement (this “Letter Agreement”) is being delivered to you in accordance with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of [•], 2022, by and among Roth CH Acquisition IV Co., a Delaware corporation (“Acquiror”), Roth IV Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub”), and Tigo Energy, Inc., a Delaware corporation (the “Company”), pursuant to which, at the Closing (i) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation and a wholly-owned subsidiary of Acquiror, (ii) the Company will change its name to Tigo Energy MergeCo, Inc., and (iii) Acquiror will change its name to Tigo Energy, Inc. (the “Transaction”). Capitalized terms used but not otherwise defined in this Letter Agreement shall have the meanings ascribed thereto in the Merger Agreement.
In order to induce Acquiror to consummate the Transaction and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Stockholder”) hereby agrees with Acquiror as follows (Stockholder and Acquiror collectively the “Parties” and each individually a “Party”):
1.
Subject to the exceptions set forth herein, the Stockholder agrees not to, without the prior written consent of the board of directors of Acquiror, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Acquiror Common Stock held by it immediately after the Closing, any Acquiror Common Stock issuable upon the exercise of any options or warrants to purchase Acquiror Common Stock held by it immediately after the Closing, or any securities convertible into or exercisable or exchangeable for Acquiror Common Stock held by it immediately after the Closing or otherwise issued or issuable in connection with the Transaction (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Acquiror Common Stock or securities convertible into or exercisable or exchangeable for Acquiror Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfers”, and each a “Transfer”) during the period beginning on the Closing Date and ending on the date that is [the earlier of (i) twelve (12) months] [six (6) months]1 after the Closing Date [and (ii) the date on which the closing price of the Acquiror Common Stock exceeds twenty dollars ($20.00) per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization) for any twenty (20) trading days within a thirty (30) trading day period following the six (6) month anniversary of the Closing]2 (the “Lock-Up Period”).

1
Note to Draft:   Holders of Founder Shares are subject to 12-month lockup, and the stockholders of the Company are subject to a 6-month lockup.

2
Note to Draft:   To be included for sponsor promote shares.

F-1

2.
The Transfer restrictions set forth in paragraph 1 shall not apply to:

(i)
in the case of an entity, (A) Transfers to a stockholder, partner, member or affiliate of such entity, or (B) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of such entity, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such entity or affiliates of such entity (including, for the avoidance of doubt, where the entity is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership);

(ii)
in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)
in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)
in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v)
in the case of an entity, Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi)
the exercise of any options or warrants to purchase Acquiror Common Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis), provided that the Stockholder shall comply with the Transfer restrictions applicable to such underlying Acquiror Common Stock;

(vii)
Transfers to Acquiror to satisfy tax withholding obligations pursuant to Acquiror’s equity incentive plans or arrangements;

(viii)
Transfers to Acquiror pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by Acquiror or forfeiture of the Stockholder’s shares in Acquiror or other securities convertible into or exercisable or exchangeable for shares in Acquiror in connection with the termination of the Stockholder’s service to Acquiror;

(ix)
the entry, by the Stockholder, at any time after the Closing, into any trading plan providing for the sale of Acquiror Common Stock by the Stockholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act (as may be amended from time to time); provided, however, that such plan does not provide for, or permit, the sale of any Acquiror Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(x)
Transfers of up to fifteen percent (15%) of the Acquiror Common Stock held by the Stockholder immediately after the Closing, or otherwise issued or issuable in connection with the Transaction, so long as, at the time of sale, the sales price of the Acquiror Common Stock exceeds ten dollars ($10.00) per share (as adjusted for stock splits, stock dividends, reorganization and recapitalization); provided, that, in the event such Stockholder is a member of the Board of Directors of Acquiror or holds a management position in Acquiror, such Stockholder may not Transfer any Acquiror Common Stock pursuant to this clause (xi) for a period of 90 days after the Closing;

(xi)
Transfers of any shares of Acquiror Common Stock or other securities convertible into or exercisable of exchangeable for Acquiror Common Stock acquired in open market transactions after the effective time of the Merger;

(xii)
transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of Acquiror’s stockholders having the right to exchange their Acquiror Common Stock for cash, securities or other property; and

(xiii)
transactions approved by the board of directors of Acquiror in its discretion to satisfy any U.S. federal, state, or local income tax obligations of the Stockholder (or its direct or indirect

F-2

owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties thereto, and such change prevents the Transaction from qualifying as a “reorganization” pursuant to Section 368 or as a transaction that qualifies for tax deferral under Section 351 of the Code (and the Transaction does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes);
provided, however, that (x) in the case of clauses (i) through (v), such Transfer does not involve a disposition for value and (y) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Stockholder and not to the immediate family of the transferee), agreeing to be bound by the Transfer restrictions set forth herein. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the Stockholder; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.
3.   Any purported Transfer contrary to the provisions of this Letter Agreement shall be void ab initio, and Acquiror shall refuse to recognize any such purported transferee of the Acquiror Common Stock or securities convertible into or exercisable or exchangeable for Acquiror Common Stock as an equity holder for any purpose. During the Lock-Up Period, stop transfer orders shall be placed against the Acquiror Common Stock and each certificate or book entry position statement evidencing Acquiror Common Stock subject to Transfer restrictions hereunder shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER OF SUCH SECURITIES (“ISSUER”) AND THE SECURITYHOLDER NAMED THEREIN. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
4.   The Stockholder shall retain all of its rights as a stockholder of Acquiror during the Lock-Up Period, including the right to vote and to receive any dividends and distributions in respect of the Acquiror Common Stock.
5.   In the event that the Company releases or waives, in full or in part, any party that alone or together with its affiliates holds more than 5% of the Company’s Common Stock (at the time of such release or waiver prior to Closing) or 5% of the Acquiror Common Stock (at the time of such release or waiver fter the Closing) (each, a “Triggering Shareholder”) from a lock-up agreement entered into in connection with the closing of the Merger, then the same percentage of Lock-up Shares held by the undersigned as the percentage of Lock-up Shares (or such equivalent term as defined in such lock-up agreement) held by such released party to such party’s aggregate number of Lock-up Shares that are the subject of such waiver or release shall be immediately and fully released on the same terms from the applicable prohibition(s) set forth herein. In the event that (x) any Person enters into a letter agreement with a Triggering Shareholder relating to the subject matter hereof as contemplated by the Merger Agreement on terms and conditions that are less restrictive than those agreed to herein (or such terms and conditions are subsequently relaxed including as a result of a modification, waiver or amendment) or (y) the Company changes, amends, modifies or waives (other than to correct a typographical error) any particular provision of any other lock-up agreement entered into with a Triggering Shareholder in connection with the closing of the Merger, then the undersigned shall be offered the option (but not the requirement) to have the less restrictive terms and conditions in such letter agreement apply to the undersigned or make a corresponding change, amendment, modification or waiver, as applicable. The Stockholder hereby represents and warrants that such Stockholder has full power and authority to enter into this Letter Agreement and that this Letter Agreement constitutes the legal, valid and binding obligation of the Stockholder, enforceable in accordance with its terms. Upon request, the Stockholder will execute any additional documents necessary in connection with enforcement hereof; provided, that the terms of any such additional document shall not impose any additional Transfer restrictions

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on the Stockholder. Any obligations of the Stockholder shall be binding upon the successors and assigns of the Stockholder from and after the date hereof.
6.   This Letter Agreement constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all of the Parties.
7.   No Party may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other Parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Stockholder and each of its respective successors, heirs and assigns and permitted transferees.
8.   This Letter Agreement, and all Actions based upon, arising out of, or related to this Letter Agreement or the transactions contemplated herein, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any proceeding or Action based upon, arising out of or related to this Letter Agreement or the transactions contemplated hereby must be brought in the Court of Chancery in the City of Wilmington, New Castle County, Delaware or, in the event such court lacks subject matter jurisdiction, the United States District Court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Letter Agreement or the transactions contemplated hereby in any other court. In addition, each of the parties further agrees that service of any process, summons, notice or document by U.S. registered mail (or similar private providers of mail services) to such party’s respective primary address shall be effective service of process with respect to any matters brought hereunder. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Actions or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Letter Agreement.
9.   This Letter Agreement may be executed in multiple counterparts (including PDF and electronic signature counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
10.   This Letter Agreement shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement and (ii) the expiration of the Lock-Up Period.
[remainder of page intentionally left blank]

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Very truly yours,

(Name of Stockholder — Please Print)

(Signature)

(Name of Signatory if Stockholder is an entity — Please Print)

(Title of Signatory if Stockholder is an entity — Please Print)
Address:

TIGO ENERGY, INC.
By:

Name:

Title:

[Signature Page to Lock-Up Letter Agreement]

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Annex G — Form of Amended and Restated Registration Rights Agreement
FORM OF
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Tigo Energy, Inc. (formerly known as Roth CH Acquisition IV Co. (“SPAC”)), a Delaware corporation (the “Company”), CHLM Sponsor LLC, a Delaware limited liability company (“CHLM”), CR Financial Holdings, Inc., a New York company (“CRFH” and, together with CHLM, the “Sponsors”), and each of the undersigned parties listed under Holder on the signature pages hereto (each such party, together with the Sponsors and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).
RECITALS
WHEREAS, on August 5, 2021, SPAC, the Sponsors, and the other holders party thereto (each such party, together with the Sponsors, the “Existing Holders”) entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which SPAC granted the Existing Holders certain registration rights with respect to certain securities of SPAC held by the Existing Holders;
WHEREAS, SPAC entered into that certain Agreement and Plan of Merger, dated as of December [•], 2022 (the “Merger Agreement”), by and among SPAC, Roth IV Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SPAC (“Merger Sub”), and Tigo Energy, Inc., a Delaware corporation (“Tigo”);
WHERAS, pursuant to the Merger Agreement, upon the consummation (“Closing”) of the merger of Merger Sub with and into Tigo (the “Merger”), the outstanding equity of Tigo was converted into that number of shares of common stock, par value $0.0001 per share (“Common Stock”), of the Company as set forth in the Merger Agreement (the “Closing Shares”);
WHEREAS, Sponsors and Tigo entered into that certain Sale and Purchase Agreement, dated as of [•], 2022, pursuant to which, on or about the date hereof, among other things: Sponsors sold an aggregate of 1,645,000 Founder Shares (as defined below) and 424,000 Private Units (as defined below) to Tigo;
WHEREAS, SPAC entered into that Termination Letter Agreement, dated as of [•], 2022, by and among SPAC, Roth Capital Partners, LLC, and Craig-Hallum Capital Group LLC, pursuant to which, on or about the date hereof, in consideration for the termination of the business combination marketing agreement with Acquiror, dated as of August 5, 2021, among other things, SPAC issued [•] shares of Common Stock to Roth Capital Partners, LLC (the “Advisor Shares”);
WHEREAS, pursuant to Section 6.7 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of SPAC and by the holders of the majority of “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement); and
WHEREAS, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement, in order to provide the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms set forth herein.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS
1.1   Definitions.   Capitalized terms defined in this Section 1.1 shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
“Advisor Shares” shall have the meaning given in the Recitals hereto
“Agreement” shall have the meaning given in the Preamble hereto.
“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a coordinated or underwritten basis commonly known as a “block trade” (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer.
“Board” shall mean the Board of Directors of the Company.
“Business Day” shall mean any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York.
“CHLM” shall have the meaning given in the Preamble hereto.
“Closing” shall have the meaning given in the Recitals hereto.
“Closing Shares” shall have the meaning given in the Recitals hereto.
“Commission” shall mean the Securities and Exchange Commission.
“Commission Guidance” shall mean (i) any publicly-available guidance of the Commission staff, or any comments, requirements, or requests of the Commission staff and (ii) the Securities Act and the rules and regulations thereunder.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble hereto, and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.
“CRFH” shall have the meaning given in the Preamble hereto.
“Demanding Holder” shall have the meaning given in subsection 2.1.4.
“EDGAR” shall have the meaning set forth in subsection 3.1.3.
“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Existing Holder” shall have the meaning given in the Recitals hereto.
“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.
“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.
“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Founder Shares” shall mean the shares of common stock, par value $0.0001 per share, of SPAC issued to the Sponsors and certain other stockholders prior to SPAC’s initial public offering.
“Holders” shall have the meaning given in the Preamble hereto for so long as such Person holds any Registrable Securities.
“Lock-Up Agreement” shall mean that certain Lock-up Agreement, dated as of [•], by and among the Company, each holder of Founder Shares and certain stockholders of Tigo.
“Lock-Up Period” shall mean the lock-up period specified with respect to a party in the Lock-Up Agreement.
“Maximum Number of Securities” shall have the meaning given in subsection 2.1.5.
“Merger” shall have the meaning given in the Recitals hereto.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Merger Sub” shall have the meaning given in the Recitals hereto.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.
“Other Coordinated Offering” shall mean an “at the market” or similar registered offering through a broker, sales agent, or distribution agent, whether acting as agent or principal.
“Permitted Transferees” shall mean (x) a Person to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-up Period pursuant to the Lock-Up Agreement and (y) after expiration of the Lock-Up Period, a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities under this Agreement, the Company’s bylaws and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.
“Person” shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.
“Piggyback Registration” shall have the meaning given in subsection 2.2.1.
“Piggyback Registration Rights Holders” shall have the meaning given in subsection 2.2.1.
“Private Units” shall mean the units issued to the Sponsors in a private placement simultaneously with the closing of SPAC’s initial public offering.
“Private Warrants” shall mean a warrant entitling the holder to purchase one share of Common Stock at an exercise price of $11.50 per share that was included in the Private Units
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) the Founder Shares, (b) all shares of Common Stock issued to the equityholders of Tigo in the Merger, including the Closing Shares, (c) the Advisor Shares, (d) any outstanding shares of Common Stock, Warrants (as defined below), or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of the Warrants or any other equity security) of the Company held by a Holder as of the date of this Agreement, and (e) any other equity security of the Company issued or issuable with respect to any such Common Stock by way of a stock dividend, stock split, share capitalization or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization, or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the

Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates or book entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; or (v) with respect to a Holder, when all such securities held by such Holder could be sold in any three-month period without registration under Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) without restriction on volume or manner of sale or other limitations or restrictions thereunder.
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, excluding Selling Expenses, but including, without limitation, the following:
(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;
(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C) printing, messenger, telephone and delivery expenses;
(D) reasonable and documented fees and disbursements of counsel for the Company;
(E) reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F) reasonable and documented fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown (the “Selling Holder Counsel”) not to exceed $50,000 in the aggregate without prior approval of the Company.
“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” shall have the meaning given in subsection 2.1.5.
“Rule 415” shall mean Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Selling Expenses” shall mean all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 3.2.
“Shelf Registration” shall mean a registration of securities pursuant to a Registration Statement filed with the Commission in accordance with Rule 415.
“Shelf Registration Statement” shall have the meaning given in subsection 2.1.1.
“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.4.

“SPAC” shall have the meaning given in the Preamble hereto.
“Sponsor” shall have the meaning given in the Recitals hereto.
“Subsequent Shelf Registration Statement” shall have the meaning given in subsection 2.1.2.
“Tigo” shall have the meaning given in the Recitals hereto.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including an offering and/or sale of Registrable Securities by any Holder in a block trade or on an underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer.
“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.1.4.
“Warrants” shall mean the warrants of the Company exercisable beginning 30 calendar days after the Closing for one share of Common Stock at an initial exercise price of $11.50 per share, and shall include the Private Warrants.
“Withdrawal Notice” shall have the meaning given in subsection 2.1.6.
ARTICLE II
REGISTRATIONS
2.1   Shelf Registrations.
2.1.1   Initial Registration.   The Company shall, as promptly as reasonably practicable, but in no event later than thirty (30) calendar days after the Closing Date, use its reasonable best efforts to file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders (and certain other outstanding equity securities of the Company as may be required by registration rights granted in favor of other stockholders or in the Company’s sole discretion) from time to time as permitted by Rule 415 (a “Shelf Registration Statement”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective as soon as practicable after the initial filing thereof, but in no event later than the earlier of (a) sixty (60) days following the filing deadline (the “Effectiveness Deadline”), provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Shelf Registration Statement is reviewed by, and the Company receives comments from, the Commission, and (b) the tenth (10th) Business Day after the date the Company is notified, orally or in writing, by the Commission that the Shelf Registration Statement will not be reviewed or will not be subject to further review. The Shelf Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be filed on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Shelf Registration Statement. A Shelf Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested prior to effectiveness by, the Holders, including the registration of the distribution to a Holder’s shareholders, partners, members or other affiliates. The Company shall use its reasonable best efforts to cause a Shelf Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Shelf Registration Statement is available or, if not available, that another Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. When effective, a Shelf Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Shelf Registration Statement, in the light of the circumstances under which such statement is made). The Company’s obligations under this subsection 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.2   Subsequent Registration Statement.   If the Shelf Registration Statement required by subsection 2.1.1 ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such Shelf Registration Statement to again become effective under the Securities Act (including using its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its reasonable best efforts to, as promptly as is reasonably practicable, amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional Registration Statement (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as all such Registrable Securities included therein have ceased to be Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 (a “Form S-3 Shelf”) or any similar short-form registration statement that may be available at such time to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this subsection 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.3   Conversion to Form S-3.   The Company shall use its commercially reasonable efforts to convert a Form S-1 Shelf into a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligations under this subsection 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.
2.1.4   Underwritten Shelf Takedown.   At any time and from time to time following the effectiveness of the Shelf Registration Statement required by subsection 2.1.1 or 2.1.2, and following any applicable Lock-up Period, any Holder (being in such case, a “Demanding Holder”) may request to sell all or a portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to such shelf registration statement (an “Underwritten Shelf Takedown”), provided, that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $25,000,000 from such Underwritten Shelf Takedown or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Underwritten Shelf Takedown but in no event less than $10,000,000 in aggregate gross proceeds. All requests for an Underwritten Shelf Takedown shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown, the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown and the proposed form of the Underwritten Shelf Takedown. Within three (3) Business Days after receipt of any Shelf Takedown Notice (or twenty-four (24) hours thereafter in connection with an underwritten block trade), the Company shall give written notice of such requested Underwritten Shelf Takedown to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with subsection 2.1.5, shall include in such Underwritten Shelf Takedown all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.3.1. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the

Company with the managing Underwriter or Underwriters selected by the initiating Demanding Holders with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned, or delayed) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Underwritten Shelf Takedown contemplated by this subsection 2.1.4, subject to Section 3.3 and ARTICLE IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities. Under no circumstances shall the Company be obligated to effect (x) more than an aggregate of four (4) Underwritten Shelf Takedowns pursuant to a Shelf Takedown Notice by the Demanding Holders under this subsection 2.1.4 with respect to any or all Registrable Securities held by such Demanding Holders and (y) more than two (2) Underwritten Shelf Takedowns per year pursuant to this subsection 2.1.4; provided, however, that an Underwritten Shelf Takedown pursuant to a Shelf Takedown Notice shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities requested by the Demanding Holders have been sold.
2.1.5   Reduction of Underwritten Shelf Takedown.   If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of shares of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual arrangements with Persons other than the Piggyback Registration Rights Holders hereunder, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Shelf Takedown without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Shelf Takedown, (i) first, before including any shares of Common Stock or other equity securities proposed to be sold by the Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities, (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of other Persons that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.
2.1.6   Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown. Except as provided in Section 3.2, if an Underwritten Shelf Takedown is withdrawn pursuant to such request, the Demanding Holder shall reimburse the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, notwithstanding the foregoing, if the Demanding Holder(s) do not reimburse the Company for all Registration Expenses with respect to such Underwritten Shelf takedown, the number of Underwritten Shelf Takedowns contemplated by Section 2.1.4 shall be correspondingly reduced. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Shelf Takedown.
2.2   Piggyback Registration.
Piggyback Rights.   If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company, including, without limitation, an Underwritten Shelf Takedown pursuant to subsection 2.1.4), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that related to a transaction subject to Rule 145 promulgated under the Securities Act or any successor rule thereto), (iii) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing stockholders, (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, or (vi) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable but not less than five (5) Business Days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) Business Days after the sending of such written notice (such Registration a “Piggyback Registration”, and each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Piggyback Registration, the “Piggyback Registration Rights Holders”); provided, further, that the exercise of any piggy-back rights with respect to any block trade should be done no later than twenty four (24) hours following receipt of any written notice regarding such Block Trade. The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Piggyback Registration Rights Holders pursuant to this subsection 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Piggyback Registration Rights Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The notice periods set forth in this subsection 2.2.1 shall not apply to an Underwritten Shelf Takedown conducted in accordance with subsection 2.1.4. The Company shall have the right to terminate or withdraw any Registration Statement initiated by it under this subsection 2.2.1 before the effective date of such Registration, whether or not any Piggyback Registration Rights Holder has elected to include Registrable Securities in such Registration 2.1.4.
2.2.1   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:
(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration has been requested or demanded pursuant to written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities.
(b) If the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.
(c) If the Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to subsection 2.1.4 hereof, then the Company shall include in any such Underwritten Shelf Takedown securities in the priority set forth in subsection 2.1.5.
2.2.2   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by subsection 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of a Piggyback Registration pursuant to a Shelf Registration, at least five (5) Business Days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than subsection 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.
2.2.3   Unlimited Piggyback Registration Rights.   Any Piggyback Registration effected pursuant to this Section 2.2 shall not be counted as a demand for an Underwritten Shelf Takedown under subsection 2.1.4.
2.3   Block Trades; Other Coordinated Offerings.
2.3.1   Notwithstanding any other provision of ARTICLE II, but subject to Section 3.4, at any time and from time to time when an effective Shelf Registration Statement is on file with the Commission,

following any applicable Lock-up Period, if a Demanding Holder or Holders wishes to engage in Block Trade or Other Coordinated Offering, in each case with a total offering price reasonably expected to exceed, in the aggregate, either (x) $25 million or (y) all remaining Registrable Securities held by the Demanding Holder or Holders, provided that the total offering price is reasonably expected to exceed $10 million in the aggregate, such Demanding Holder(s) shall provide written notice to the Company at least five (5) Business Days prior to the date such Block Trade or Other Coordinated Offering will commence. As promptly as reasonably practicable the Company shall use its reasonable best efforts to facilitate such Block Trade or Other Coordinated Offering, provided that the Demanding Holder(s) use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade or Other Coordinated Offering) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering and any related due diligence and comfort procedures.
2.3.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.3.2.
2.3.3   [Reserved]
2.3.4   A majority-in-interest of the Demanding Holders in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
2.3.5   A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to subsection 2.1.4 hereof.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1   prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective pursuant to the terms of this Agreement until all Registrable Securities covered by such Registration Statement have been sold;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;
3.1.3   with respect to an Underwritten Shelf Takedown, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such

Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any Underwritten Offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence reasonably satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable any Holder of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (excluding post-effective amendments to update the Prospectus to include Exchange Act reports filed after the effective date of the Form S-1) furnish a copy of the Registration Statement and/or Prospectus, as applicable, to a seller of Registrable Securities named therein and its counsel upon request; provided, that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission and publicly available pursuant to EDGAR;
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.10   in the event of an Underwritten Offering, a Block Trade, Other Coordinated Offering, or a sale by a broker, placement agent, or sales agent pursuant to such Registration Statement, in each of the foregoing cases solely to the extent customary for a transaction of its type, permit a representative of the Holders (such representative to be selected by a majority in interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that any such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information and provided, further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;
3.1.11   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration for the benefit of the Underwriters, in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter(s) may reasonably request;
3.1.12   on the date the Registrable Securities are delivered for sale pursuant to such Registration, in the event of an Underwritten Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriters, the placement agent or sales agent, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriters, placement agent or sales agent may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such Underwriters, placement agent or sales agent;
3.1.13   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
3.1.15   if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and
3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration process begun pursuant to subsection 2.1.4 if the registration request is subsequently withdrawn at the request of the Demanding Holders (in which case the Demanding Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless if, at the time of such withdrawal, the Demanding Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company not known (and not reasonably available upon request from the Company or otherwise) to the Demanding Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Demanding Holders shall not be required to pay any of such expenses. It is acknowledged by the Holders that the Holders shall bear all Selling Expenses, other than as set forth in the definition of “Registration Expenses,” and all reasonable fees and expenses of Selling Holder Counsel.
3.3   Requirements for Inclusion as a Selling Stockholder.   Prior to the first anticipated filing date of a Registration Statement pursuant to this ARTICLE III, the Company shall use commercially reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth Business Day prior to the first anticipated filing date of a Registration Statement pursuant to this ARTICLE III. Further, no Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a

Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
3.4   Suspension of Sales; Adverse Disclosure.
3.4.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of outside counsel for the Company it is necessary to supplement or amend such Prospectus to comply with applicable law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.4.2   If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time (i) would require the Company to make an Adverse Disclosure, or (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s reasonable control, then the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time reasonably required as determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4. The right to delay or suspend pursuant to this subsection 3.4.2 shall be exercised by the Company, in the aggregate, for not more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days in each case during any twelve (12)-month period.
3.4.3   During the period starting with the date sixty (60) calendar days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred twenty (120) calendar days (or such shorter time as the managing Underwriters may agree) after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or if, pursuant to subsection 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.1.4 or Section 2.3 for the shortest period of time reasonably required as determined in good faith by the Company. The right to defer, delay or suspend any filing, initial effectiveness of a registered offering pursuant to this subsection 3.4.3 shall be exercised by the Company, in the aggregate, for not more than thirty (30) consecutive calendar days or more than sixty (60) total calendar days in each case during any twelve (12)-month period.
3.5   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, shall file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to the Company), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each such Holder of Registrable Securities, its officers and directors and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including reasonable and documented outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including without limitation reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained, or incorporated by reference in accordance with the requirements of Form S-1 or Form S-3, in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party’s ability to defend such action) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (such consent not to be unreasonably withheld), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement includes a statement or admission of fault or culpability on the part of such indemnified party, or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or documented out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by FedEx or other nationally recognized overnight delivery service providing evidence of delivery, or (iii) transmission by hand delivery or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by overnight delivery service, hand delivery, or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger, but in the case of email, excluding any automated reply, such as an out-of-office notification) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, (i) if to the Company, to: Tigo Energy, Inc., 655 Campbell Technology Parkway, Suite 150, Campbell, CA 95008, Attn: Zvi Alon, Zvi.Alon@tigoenergy.com; and a copy (which shall not constitute notice) shall also be sent to White & Case LLP, 1221 Avenue of the Americas, New York, NY 10019, Attn: Colin Diamond, cdiamond@whitecase.com, and Laura Katherine Mann, laurakatherine.mann@whitecase.com, (ii) if to the Sponsors to: Roth-CH IV Sponsors, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, Attn: Byron Roth, broth@roth.com, and a copy (which shall not constitute notice) shall also be sent to DLA Piper LLP (US), 2525 East Camelback Road, Suite 1000, Phoenix, AZ 85016, Attn: Steven D. Pidgeon, steven.pidgeon@us.dlapiper.com, and, (iii) if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 5.1.

5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2   Prior to the expiration of the applicable Lock-Up Period, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee.
5.2.3   Following the expiration of the applicable Lock-Up Period, a Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any transferee of Registrable Securities.
5.2.4   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.5   This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
5.2.6   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.
5.4   Headings; Counterparts.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument. Delivery of an executed counterpart of a signature page to this Agreement or any amendment hereto by electronic means, including DocuSign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any amendment hereto.
5.5   Entire Agreement.   This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto relating to the subject matter hereof. This Agreement will amend and restate the Existing Registration Rights Agreement to read as set forth herein, when it has been duly executed by parties having the right to so amend and restate the Existing Registration Rights Agreement.
5.6   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Supreme Court of the State of New York, New York County and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.
5.7   WAIVER OF TRIAL BY JURY.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER, IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.
5.8   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any amendment, termination, or waiver effected in accordance with this Section 5.8 shall be binding on each party hereto and all of such party’s successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination, or waiver.
5.9   Waivers.   Any party to this Agreement may extend the time for the performance of the obligations or acts of the other parties hereto or waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.
5.10   Other Registration Rights.   The Company represents and warrants that, no Person, other than a Holder of Registrable Securities has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company represents and warrants that this Agreement supersedes the Existing Registration Rights Agreement and any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.11   Term.   This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement and (ii) the date as of which no Registrable Securities remain outstanding; provided, that with respect to any Holder, this Agreement shall terminate on the date such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and ARTICLE IV shall survive any termination.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
TIGO ENERGY, INC.
By:
Name:
Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDERS:
HOLDERS:
CR FINANCIAL HOLDINGS, INC.	CHLM SPONSOR LLC
By:	By:
Name:	Name:
Title:	Title:
ROTH CAPITAL PARTNERS, LLC	HAMPSTEAD PARK CAPITAL MANAGEMENT, LLC
By:	By:
Name:	Name:
Title:	Title:
Aaron M. Gurewitz, as Trustee of the AMG Trust established January 23, 2007	Nazan Akdeniz
Gordon Roth	Lou Ellis
Theodore Roth	John Lipman
Matt Day	Molly Montgomery
Byron Roth	Adam Rothstein
Andrew Costa	Sam Chawla
Aaron M. Gurewitz	Daniel M. Friedberg
Rick Hartfiel	[•]1

1
To be the holders of more than 5% of the Aggregate Fully Diluted Company Common Shares (as defined in the Merger Agreement).

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex H — Equity Incentive Plan
[To be Provided]

H-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Indemnification of Directors and Officers
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, ROCG’s Existing Charter provides that a director will not be personally liable to ROCG or ROCG’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to ROCG or ROCG’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
ROCG’s Existing Charter provides that ROCG will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
ROCG has entered into indemnification agreements with each of its current directors and executive officers. These agreements require ROCG to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to ROCG, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. ROCG also intends to enter into indemnification agreements with future directors and executive officers.

Exhibits and Financial Statement Schedules
Exhibit Index
Exhibit Number	Description
2.1	Merger Agreement, by and among Roth CH Acquisition IV Co., Tigo Energy, Inc. and Roth IV Merger Sub Inc., dated as of December 5, 2022 (included as Annex A to this proxy statement/prospectus).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 11, 2021).
3.2	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on December 20, 2022).
3.3	Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K filed with the SEC on August 11, 2021).
3.4	Form of Combined Company’s Charter (included as Annex B to this proxy statement/prospectus).
3.5	Form of Combined Company’s Bylaws (included as Annex C to this proxy statement/prospectus).
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s registration statement on Form S-1 (File No. 333-257779) filed with the SEC on July 28, 2021).
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant’s registration statement on Form S-1 (File No. 333-257779) filed with the SEC on July 28, 2021).
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s registration statement on Form S-1 (File No. 333-257779) filed with the SEC on July 28, 2021).
4.4	Warrant Agreement, dated August 5, 2021, by and between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).
5.1*	Opinion of DLA Piper LLP (US) as to the validity of securities being registered.
8.1*	Opinion of White & Case LLP regarding certain federal income tax matters.
10.1	Letter Agreements, dated August 5, 2021, by and between the Registrant and each of the Registrant’s officers, directors and initial stockholders (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).
10.2	Investment Management Trust Agreement, dated August 5, 2021, by and between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).
10.3	Stock Escrow Agreement, dated August 5, 2021, by and among the Registrant, Continental Stock Transfer & Trust Company and the initial stockholders of the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).
10.4	Registration Rights Agreement, dated August 5, 2021, by and between the Registrant and the initial stockholders of the Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).

Exhibit Number	Description
10.5	Subscription Agreement, dated August 5, 2021, by and among the Registrant and the initial stockholders of the Registrant party thereto (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).
10.6	Indemnity Agreements, dated August 5, 2021, by and between the Registrant and each of the Registrant’s directors and officers (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).
10.7	Business Combination Marketing Agreement, dated August 5, 2021, by and among the Registrant, Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2021).
10.8	Letter Agreement, dated December 5, 2022 (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022.
10.9†
Sponsor Support Agreement, dated as of December 5, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022).

10.10	Company Holder Support Agreement, dated as of December 5, 2022 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022).
10.11	Promissory Note, dated as of December 5, 2022 (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022).
10.12	Sale and Purchase Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022).
10.13	Form of Preferred Stock Warrant Consent (included as Annex D-1 to this proxy statement/prospectus).
10.14	Form of Common Stock Warrant Consent (included as Annex D-2 to this proxy statement/prospectus).
10.15	Form of Restrictive Covenant Agreement (included as Annex E to this proxy statement/prospectus).
10.16	Form of Lock-up Agreement (included as Annex F to this proxy statement/prospectus).
Form of A&R Registration Rights Agreement (included as Annex G to this proxy statement/prospectus).
10.17*	Form of 2023 Equity Incentive Plan (included as Annex H to this proxy statement/prospectus).
10.18+	2008 Stock Plan of Tigo Energy, Inc.
10.19+	2013 Officers and Directors Stock Plan of Tigo Energy, Inc.
10.20+	Amended and Restated 2018 Stock Plan of Tigo Energy, Inc.
10.21*	Form of Indemnification Agreement.
10.22*	Employment Agreement, by and between Zvi Alon and Tigo Energy, Inc.
10.23*	Employment Agreement, by and between Bill Roeschlein and Tigo Energy, Inc.
10.24	Convertible Promissory Note Purchase Agreement, dated as of January 9, 2023, by and among Tigo Energy, Inc. and the purchasers identified therein.
10.25	Convertible Promissory Note, dated as of January 9, 2023.

Exhibit Number	Description
23.1	Consent of Marcum LLP.
23.2	Consent of Frank, Rimerman + Co. LLP.
23.3*	Consent of DLA Piper LLP (US) (to be included in Exhibit 5.1 hereto).
23.4*	Consent of White & Case LLP (to be included in Exhibit 8.1 hereto).
24.1+	Power of Attorney (included on signature page to the initial filing of this registration statement).
99.1+	Consent of Zvi Alon to be named as a director of the Combined Company.
99.2+	Consent of Michael Splinter to be named as a director of the Combined Company.
99.3+	Consent of Stanley Stern to be named as a director of the Combined Company.
99.4+	Consent of John Wilson to be named as a director of the Combined Company.
99.5+	Consent of Tomer Babai to be named as a director of the Combined Company.
99.6+	Consent of Joan C. Conley to be named as a director of the Combined Company.
99.7*	Form of Proxy Card.
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
107+	Calculation of Filing Fee Table.

*
To be filed by Amendment.

+
Previously filed.

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

Undertakings
The undersigned registrant hereby undertakes:
A.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.
That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10 (a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.
To supply by means of a post-effective amendment all information concerning a transaction, and Tigo being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of February, 2023.
ROTH CH ACQUISITION IV CO.
By:
/s/ Byron Roth

Name:
Byron Roth

Title:
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following person in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Byron Roth Byron Roth	Co-Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 13, 2023
* Gordon Roth	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 13, 2023
* John Lipman	Co-Chief Executive Officer and Director	February 13, 2023
* Molly Montgomery	Director	February 13, 2023
* Daniel M. Friedberg	Director	February 13, 2023
* Adam Rothstein	Director	February 13, 2023
* Sam Chawla	Director	February 13, 2023

*By:
 /s/ Byron Roth

Name:
Byron Roth

Title:
Attorney-in-Fact